Form 20-F
Murano Global Investments Ltd
filed 2024-03-27
CIK 1988776

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: March 20, 2024

Commission File Number: 001-41985

Murano Global Investments PLC
(Exact name of Registrant as specified in its charter)

Not applicable	Bailiwick of Jersey
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

25 Berkeley Square, London W1J 6HN +44 207 1676440
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Ordinary shares, no par value	MRNO	The NASDAQ Stock Market LLC
Warrants, each exercisable for one ordinary share at an exercise price of $11.50 per ordinary share	MRNOW	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 79,242,873 ordinary shares and 16,875,000 warrants as of March 20, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Sec.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	☒	Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

EXPLANATORY NOTE

On March 20, 2024 (the “Closing Date”), Murano Global Investments PLC, a company incorporated organized under the laws of the Bailiwick of Jersey (with registered number 149873) (the “Company” or “Murano” or “PubCo”) announced the completion of the previously announced business combination with HCM Acquisition Corp, a Cayman Islands exempted company (“HCM”), pursuant to the amended & restated business combination agreement, dated as of August 2, 2023, by and among the Company, HCM, MURANO PV, S.A. de C.V., a Mexican corporation, Elías Sacal Cababie, an individual (“ESC”), ES Agrupación, S.A. de C.V., a Mexican corporation (the “ESAGRUP” and collectively with ESC, the “Seller”), Murano Global B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, having its official seat in Amsterdam, the Netherlands and registered with the Dutch trade register under number 89192877 (“Dutch Murano”), MPV Investment B.V., a private limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands and registered with the Dutch trade register under number 89196651, (“Murano Holding” and together with Dutch Murano, the “Dutch Entities”) and Murano Global Cayman, a Cayman Islands exempted company incorporated with limited liability which is a direct wholly-owned subsidiary of PubCo (“New CayCo” and together with the Company, Seller, PubCo, Dutch Murano and Murano Holding, the “Murano Parties”) (the “Original Business Combination Agreement”) as amended by the First Amendment to Business Combination Agreement, dated as of December 31, 2023 (the “First Amendment to Business Combination Agreement” and, together with the Original Business Combination Agreement, the “Business Combination Agreement”).

In connection with, and prior to, the business combination, on March 1, 2024, Murano converted from a private limited company operating under the name “Murano Global Investments Ltd.” into a public limited company operating under the name “Murano Global Investments PLC”.

Pursuant to the terms of the Business Combination Agreement, among other things, the following transactions occurred: (i) New CayCo merged with and into HCM, the separate corporate existence of New CayCo ceasing with HCM being the surviving company (the “Surviving Company”) and a wholly owned direct subsidiary of Murano (the “Merger”) and (ii) HCM changed its name to “Murano Global Hospitality Corp”. The Surviving Company is centrally managed and controlled from, and resident for tax purposes in, the United Kingdom.

In addition, at the effective time of the Merger, (i) each issued and outstanding HCM ordinary share, par value $0.0001 per share (the “HCM Ordinary Shares”) was automatically canceled and extinguished, and each holder of HCM Ordinary Shares received merger rights representing a corresponding number of Murano ordinary shares, no par value per share (the “Murano Ordinary Shares”), and (ii) each issued and outstanding warrant to purchase one HCM Ordinary Share automatically ceased to represent a right to acquire an HCM Ordinary Share and converted into and represent a right to acquire Murano Ordinary Shares (each, a “Murano Warrant”) and each Murano Warrant (a) has an exercise price of $11.50 per whole warrant required to purchase one Murano Ordinary Share, and (b) will expire on the five year anniversary of the Closing Date.

As a result of the foregoing transactions, there were 79,242,873 ordinary shares and 16,875,000 warrants outstanding as of March 20, 2024.

On March 21, 2024, Murano’s ordinary shares and warrants commenced trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols, “MRNO” and “MRNOW,” respectively.

Except as otherwise indicated or required by context, references in this shell company report on Form 20-F (including information incorporated by reference herein, the “Report”) to “we”, “us”, “our”, “our company” or “Murano” refer to Murano Global Investments PLC and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

 Certain statements in this Report may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Report may include, for example, statements about:

•	the benefits of the Business Combination;

•	our business and financial performance following the Business Combination;

•	the ability to obtain or maintain the listing of our Ordinary Shares and Warrants on Nasdaq;

•	changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•	our ability to successfully develop existing properties under development and to maintain its properties;

•	our ability to grow its business in a cost-effective manner and to obtain financing;

•	our property development timeline, budget and expected cost and expenditure;

•	the implementation, market acceptance and success of our business model;

•	developments and projections relating to Murano’s competitors and industry;

•	our approach and goals with respect to the hospitality sector and the evolving demands of its customers;

•	the impact of the COVID-19 pandemic on our business and properties, including those under development;

•	our compliance with applicable laws and regulations, including ability to obtain and maintain construction licenses and environmental permits, and changes in applicable laws or regulations; and

•	the outcome of any known and unknown litigation and governmental or regulatory proceedings.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how to vote your shares or instruct how your vote should be cast on the proposals set forth in this Report. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

•	the outcome of any legal proceedings that may be instituted against us or HCM following the closing of the Business Combination;

•	the ability to obtain or maintain the listing of our Ordinary Shares on Nasdaq following the Business Combination;

•	the risk that the Business Combination has disrupted our current plans and operations;

•
our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and our ability to grow and manage growth profitably following the Business Combination;

•	costs related to the Business Combination;

•	changes in applicable laws or regulations;

•	the effects of the COVID-19 pandemic on our business and properties under development;

•
the risks that uncertainty and instability resulting from the conflict between Russia and Ukraine could adversely affect our business, financial condition and operations, in addition to global macroeconomic indications;

•	the ability to implement business plans, forecasts, and other expectations following the closing of the Business Combination, and identify and realize additional opportunities;

•	the risk of downturns and the possibility of rapid change in the highly competitive industry in which we operate;

•	the risk that we and our current and future collaborators are unable to successfully develop and commercialize our properties, or experience significant delays in doing so;

•	the risk that we may never achieve or sustain profitability;

•	the risk that we will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

•	the risk that we experience difficulties in managing its growth, finding and developing new properties, and expanding operations;

•	the risk that third-party suppliers, including management companies, are not able to fully and timely meet their obligations;

•	the risk that we are unable to secure or protect its intellectual property;

•	the possibility that we or HCM may be adversely affected by other economic, business, and/or competitive factors; and

•
other risks and uncertainties described in the proxy statement/prospectus, filed on February 23, 2024, as amended and supplemented by Prospectus Supplement No. 1 filed on March 20, 2024 (together, the “Prospectus”), including those under the section entitled ”Risk Factors.”

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Information regarding the directors and executive officers of Murano after the completion of the Business
Combination is included in the Prospectus under the section titled “Management of PubCo after the Business Combination” and is incorporated herein by reference.
The business address for each of the directors and executive officers of Murano is 25 Berkeley Square, London W1J 6HN.

B.	Advisers

Clifford Chance US LLP acted as counsel for Murano, and will continue to act as counsel to Murano following the Business Combination. The address of Clifford Chance US LLP is 31 West 52nd Street, New York, New York 10019-6131.

Nader Hayaux y Goebel, S.C. acted as Mexico counsel for Murano, and will continue to act as Mexico counsel to Murano  following the consummation of the Business Combination. The address of Nader Hayaux y Goebel, S.C. is P.º de los Tamarindos 400 B-piso 7, Bosques de las Lomas, Cuajimalpa de Morelos, 05120 Ciudad de México, CDMX, Mexico.

C.	Auditors

KPMG Cárdenas Dosál, S.C. acted as Murano’s independent registered public accounting firm as of December 31, 2023, 2022, and 2021 and will be Murano’s independent registered public accounting firm after the consummation of the Business Combination. The address of KPMG Cárdenas Dosál, S.C. is at Manuel Avila Camacho No. 176, Int. P 1 Reforma Social, Miguel Hidalgo México, CIUDAD DE MEXICO, 11650 Mexico.

Marcum LLP acted as HCM’s independent registered public accounting firm as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from February 5, 2021 (inception) through December 31, 2021. The address of Marcum LLP is 730 3rd Avenue 11th Floor New York, NY 10017.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Murano on an unaudited pro forma condensed combined basis as of June 30, 2023, after giving effect to the Business Combination.

As of June 30, 2023 (pro forma for Business Combination)

in Mexican pesos

Cash and cash equivalents	32,958,276
Trade receivables	6,928,278
Other current assets	294,167,721
Total current assets	334,054,275
Total non-current assets	19,030,149,482
Total assets	19,364,203,757

Total current liabilities	3,940,346,398
Total non-current liabilities	7,013,873,839
Total liabilities	10,954,220,237

Equity
Common stock	2,958,456,458
Additional paid-in capital	213,585,356
Accumulated losses	(3,537,549,796)
Accumulated other comprehensive income, net of income tax	8,775,491,502
Total equity	8,409,983,520
Total liabilities and equity	19,364,203,757

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors related to the business and operations of Murano are described in the Prospectus under the section titled “Risk Factors” and is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Murano was incorporated under the laws of the Bailiwick of Jersey (with registered number 149873) on July 27, 2023. On March 1, 2024, Murano converted from a private limited company operating under the name “Murano Global Investments Limited” into a public limited company operating under the name “Murano Global Investments PLC” The principal executive office of Murano is 25 Berkeley Square, London W1J 6HN and its telephone number is +44 207 1676440.

See “Explanatory Note” in this Report for additional information regarding Murano and the Business Combination. Certain additional information about Murano is included in the Prospectus under the sections titled “Business of Murano and Certain Information about Murano” is incorporated herein by reference. The material terms of the Business Combination are described in the Prospectus under the section titled “The Business Combination Agreement,” which is incorporated herein by reference.

Murano is subject to certain of the informational filing requirements of the Exchange Act. Since Murano is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of Murano are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Murano’s ordinary shares. In addition, Murano is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, Murano is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that Murano files with or furnishes electronically to the SEC.

The website address of Murano is https://www.murano.com.mx/en/. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B.	Business Overview

Information regarding Murano’s business is included in the Prospectus under the sections titled “Business of Murano and Certain Information about Murano” and “Murano Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.

C.	Organizational Structure

Upon consummation of the Business Combination, each of Murano PV, S.A. DE C.V. and Murano Global Hospitality Corp became wholly-owned direct subsidiaries of Murano.

The diagram below depicts a simplified version of Murano immediately following the consummation of the Business Combination.

D.	Property, Plants and Equipment

Information regarding the facilities of Murano is included in the Prospectus under the section titled “Business of Murano and Certain Information about Murano” and is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operations of Murano is included in the Prospectus under the section titled “Murano Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Information regarding the directors and executive officers of Murano after the closing of the Business Combination is included herein under the section titled “Management of PubCo after the Business Combination” and is incorporated herein by reference.

B.	Compensation

Information regarding the compensation of the directors and executive officers of Murano is included in the Prospectus under the section titled “Management of PubCo after the Business Combination—Compensation of Directors and Executive Officers” is incorporated herein by reference.

C.	Board Practices

Information regarding the board of directors of Murano is included in the Prospectus under the section titled “Management of PubCo after the Business Combination” and is incorporated herein by reference.

D.	Employees

Information regarding the employees of Murano is included in the Prospectus under the section titled “Business of Murano and Certain Information about Murano—Employees” and is incorporated herein by reference.

E.	Share Ownership

Information regarding the ownership of Murano’s ordinary shares by Murano’s directors and executive officers is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of Murano’s ordinary shares as of March 21, 2024 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding ordinary shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The percentage of Murano’s ordinary shares beneficially owned is computed on the basis of 79,242,873 ordinary shares issued and outstanding on March 21, 2024, after giving effect to the Business Combination.

Beneficial Owners(1)	Number of Ordinary Shares	Percentage of all Ordinary Shares
5% shareholders:
Elias Sacal Cababie	69,100,000	87.2%
Shawn Matthews(2)	8,737,500	11.0%
Directors and Executive Officers
Elias Sacal Cababie	69,100,000	87.2%
Marcos Sacal Cohen	–	*
Shawn Matthews(2)	8,737,500	11.0%
David James Galan	–	*
Keith Graeme Edelman	–	*
Joanne Faye Sonin	–	*
Patrick Joseph Goulding	–	*
All directors and executive officers as a group	77,837,500	98.2%

(*)	Less than 1% individually.
(1)	Unless otherwise noted, the business address of each of our shareholders is 25 Berkeley Square, London W1J 6HN.
(2)
HCM Investor Holdings, LLC (the “Sponsor”) is the record holder of such shares. Mr. Matthews is the managing member of the Sponsor. As such, each of the Sponsor and Mr. Matthews may be deemed to share beneficial ownership of the ordinary shares held directly by the Sponsor. Mr. Matthews disclaims any beneficial ownership of the ordinary shares held directly by the Sponsor, and disclaims any beneficial ownership of such shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

B.	Related Party Transactions

Information regarding certain related party transactions is included in the Prospectus under the section titled “Certain Murano Relationships and Related Party Transactions” and is incorporated herein by reference.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Combined Statements and Other Financial Information

Combined Financial Statements

See Item 18 of this Report for our combined financial statements and other financial information.

Legal and Arbitration Proceedings

Information regarding legal proceedings involving Murano is included in the Prospectus under the section titled “Business of Murano and Certain Information about Murano —Legal Proceedings” and is incorporated herein by reference.

Dividend Policy

Information regarding Murano’s dividend policy is included in the Prospectus under the section titled “Description of PubCo’s Securities—Dividends” and is incorporated herein by reference.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Listing of Murano ordinary shares and Murano warrants

Murano’s ordinary shares and warrants are listed on Nasdaq under the symbols “MRNO” and “MRNOW”, respectively. Holders of Murano ordinary shares and/or Murano warrants should obtain current market quotations for their securities. There can be no assurance that the Murano ordinary shares and/or Murano warrants will remain listed on Nasdaq. If Murano fails to comply with the Nasdaq listing requirements, Murano ordinary shares and Murano warrants could be delisted from Nasdaq. A delisting of Murano ordinary shares and/or Murano warrants will likely affect their liquidity and could inhibit or restrict the ability of Murano to raise additional financing.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the Murano ordinary shares and warrants held by the Sponsor and certain shareholders and executives of Murano, including its principal shareholders and key executives, is included in the Prospectus under the section titled “Certain Agreements Related to the Business Combination — Registration Rights Agreement and Lock-Up Agreement” and is incorporated herein by reference.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	Markets

Murano’s ordinary shares and warrants are listed on Nasdaq under the symbols “MRNO” and “MRNOW”, respectively. There can be no assurance that the Murano ordinary shares and/or Murano warrants will remain listed on Nasdaq. If Murano fails to comply with the Nasdaq listing requirements, Murano ordinary shares and/or Murano warrants could be delisted from Nasdaq. A delisting of the Murano ordinary shares and/or Murano warrants will likely affect their liquidity and could inhibit or restrict the ability of Murano to raise additional financing.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

The authorized share capital of Murano is unlimited.

As of March 20, 2024, subsequent to the completion of the Business Combination, there were 79,242,873 Murano Ordinary Shares outstanding.

Information regarding our share capital is included in the Prospectus under the section titled “Description of PubCo’s Securities” and is incorporated herein by reference.

B.	Memorandum and Articles of Association

Information regarding certain material provisions of the constitution of Murano is included in the Prospectus under the section titled “Comparison of Shareholder Rights” and is incorporated herein by reference.

C.	Material Contracts

Information regarding certain material contracts is included in the Prospectus under the sections titled “The Business Combination Agreement,” “Certain Agreements Related to the Business Combination” and “Certain Murano Relationships and Related Person Transactions” which are incorporated herein by reference.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Bailiwick of Jersey that may affect the import or export of capital, including the availability of cash and cash equivalents for use by Murano, or that may affect the remittance of dividends, interest, or other payments by Murano to non-resident holders of its ordinary shares. There is no limitation imposed by the laws of the Bailiwick of Jersey or in Murano’s constitution on the right of non-residents to hold or vote shares.

E.	Taxation

Information regarding certain U.S. tax consequences of owning and disposing of Murano ordinary shares and Murano warrants is included in the Prospectus under the section titled “Material U.S. Federal Income Tax Considerations” and is incorporated herein by reference.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Murano is subject to certain of the informational filing requirements of the Exchange Act. Since Murano is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of Murano are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Murano ordinary shares. In addition, Murano is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, Murano is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that Murano files with or furnishes electronically to the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Murano’s ordinary shares and Murano warrants are quoted on Nasdaq. Information about Murano is also available on our website at https://www.murano.com.mx/en/. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into this Report and you should not rely on any such information in making your decision whether to purchase our ordinary shares.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding quantitative and qualitative disclosure about market risk is included in the Prospectus under the section titled “Murano Management’s Discussion and Analysis of Financial Condition and Results of Operations” and are incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information pertaining to Murano’s warrants is set forth in the Prospectus under the section titled “Description of PubCo’s Securities” and is incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Murano’s audited combined financial statements as of December 31, 2021 and 2022 and for the years ended December 31, 2021 and 2022 are incorporated by reference to pages F-3-F-43 in the Form F-4. Murano’s unaudited interim condensed combined financial statements as of December 31, 2022 and June 30, 2023 and for the six months ended June 30, 2023 and 2022 are incorporated by reference to pages F-44-F-59 in the Prospectus.

HCM’s audited financial statements as of December 31, 2022 and 2021 and for the period from February 5, 2021 (inception) through December 31, 2021 and the year then ended December 31, 2022 are incorporated by reference to pages F-103–F-120 in the Form F-4, initially filed with the SEC on August 9, 2023 (the “Form F-4”). HCM’s unaudited condensed financial statements as of the nine months ended September 30, 2022 and 2023, and the six months ended June 30, 2023 and 2022 are incorporated by reference to pages F-60 - F-101 in the Form F-4.

The unaudited pro forma condensed combined financial statements of Murano are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS

No.	Description
1.1	Memorandum and Articles of Association†
2.1
Private Placement Warrants Purchase Agreement, dated January 20, 2022, by and between HCM Acquisition Corp and the Underwriter (incorporated by reference to Exhibit 10.3(b) on Form 8-K filed on January 25, 2022)

2.2
Warrant Agreement, dated January 20, 2022, by and between HCM Acquisition Corp and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.4 to Form 8-K filed on January 25, 2022)

4.1
Initial Business Combination Agreement, dated March 13, 2023, by and among HCM Acquisition Corp, MURANO PV, S.A. DE C.V., Elías Sacal Cababie, ES Agrupación, S.A. de C.V., Murano Global B.V., MPV Investment B.V., and Murano Global Cayman (incorporated by reference to Exhibit 2.1 to the Form 8-K filed on March 15, 2023)

4.2
Amended & Restated Business Combination Agreement, dated August 2, 2023, by and among HCM Acquisition Corp, MURANO PV, S.A. DE C.V., Elías Sacal Cababie, ES Agrupación, S.A. de C.V., Murano Global B.V., MPV Investment B.V., and Murano Global Cayman  (incorporated by reference to Exhibit 2.1 to the Form 8-K filed on August 7, 2023)

4.3
Amendment to the Amended & Restated Business Combination Agreement, dated December 31, 2023, by and among HCM Acquisition Corp, and MURANO PV, S.A. DE C.V. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed on January 5, 2024)

4.4	Second Amendment to Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 on the Form 8-K filed on January 23, 2024)
4.5
Registration Rights Agreement, dated January 20, 2022, by and among the HCM Acquisition Corp, the Sponsor and the Underwriter (incorporated by reference to Exhibit 10.2 on Form 8-K filed on January 25, 2022)

4.6
Sponsor Support Agreement, dated August 2, 2023, by and among HCM Investor Holdings, LLC, the other holders of HCM Class B Ordinary Shares, and Murano PV, S.A. de C.V. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on August 7, 2023)

4.7
Amendment to Sponsor Support Agreement, dated December 31, 2023, by and among HCM Investor Holdings, LLC, the other holders of HCM Class B Ordinary Shares, and Murano PV, S.A. de C.V. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on January 5, 2024)

4.8
U.S. dollar-denominated syndicated secured mortgage loan agreement, dated October 4, 2019, among Fideicomiso Murano 2000 and Banco Nacional de Comercio Exterior, S.N.C Institución de Banca de Desarrollo, Caixabank, S.A. Institución de Banca Múltiple, Sabadell, S.A. Institución de Banca Múltiple and Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo (the “2019 Sabadell Loan Agreement”) (incorporated by reference to Exhibit 10.7 to the Form F-4 filed on January 30, 2024)

4.9
Peso-denominated loan agreement, dated as of October 16, 2019, between Fideicomiso Murano 2000 and Banco Nacional de Comercio Exterior, S.N.C Institución de Banca de Desarrollo (incorporated by reference to Exhibit 10.8 to the Form F-4 filed on January 11, 2024)

4.10	Amendment to the 2019 Sabadell Loan Agreement, dated August 24, 2023 (incorporated by reference to Exhibit 10.9 to the Form F-4 filed on January 30, 2024)
4.11	Lease Agreement, dated February 3, 2023, between Arrendadora Finamo, S.A. de C.V., as lessor, and Murano World (incorporated by reference to Exhibit 10.10 to the Form F-4 filed on January 11, 2024)
4.12
Amended and Restated Bancomext Loan Agreement, dated May 25, 2023, among Inmobiliaria Insurgentes 421, as borrower, Operadora Hotelera I421, S.A. de C.V. and Operadora Hotelera I421 Premium, S.A. de C.V., as joint obligors entered into certain loan agreement with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, as lender (incorporated by reference to Exhibit 10.13 to the Form F-4 filed on January 11, 2024)

4.13
Grand Island I Hotel Management Agreement, dated September 10, 2019, between Operadora Hotelera G I, S.A. de C.V. and AMR Operaciones MX, S. de R.L. de C.V. (incorporated by reference to Exhibit 10.14 to the Form F-4 filed on January 11, 2024)

4.14
Amendment to Grand Island I Hotel Management Agreement, dated July 11, 2023, between Operadora Hotelera G I, S.A. de C.V. and AMR Operaciones MX, S. de R.L. de C.V. (incorporated by reference to Exhibit 10.15 to the Form F-4 filed on January 11, 2024)

4.15
Hyatt Hotel Management Agreement, dated May 11, 2022, between Operadora Hotelera I421, S.A. de C.V. and Hyatt of Mexico, S.A. de C.V. (incorporated by reference to Exhibit 10.16 to the Form F-4 filed on January 11, 2024)

4.16
Mondrian Hotel Management Agreement, dated May 11, 2022, between Operadora Hotelera I421 Premium, S.A. de C.V. and Ennismore Holdings US Inc. (incorporated by reference to Exhibit 10.17 to the Form F-4 filed on December 1, 2023)

4.17
Loan Agreement, dated as of March 29, 2023, by and among Murano World, S.A. DE C.V., as borrower, and ALG Servios Financieros Mexico, S.A. DE C.V., Sofom E.N.R, Sofom, as creditor (incorporated by reference to Exhibit 10.18 to the Form F-4 filed on January 11, 2024)

4.18
Amended and Restated Lease Agreement, dated October 10, 2018, by and among Inmobiliaria Insurgentes 421 and Operadora Hotelera I421, S. A. de C.V. (incorporated by reference to Exhibit 10.19 to the Form F-4 filed on January 11, 2024)

4.19
Second Amendment to Peso-denominated loan agreement, dated February 14, 2023, between Fideicomiso Murano 2000 and Banco Nacional de Comercio Exterior, S.N.C Institución de Banca de Desarrollo (incorporated by reference to Exhibit 10.20 to the Form F-4 filed on January 11, 2024)

4.20
Third Amendment to Peso-denominated loan agreement, dated December 11, 2023, between Fideicomiso Murano 2000 and Banco Nacional de Comercio Exterior, S.N.C Institución de Banca de Desarrollo (incorporated by reference to Exhibit 10.21 to the Form F-4 filed on January 30, 2024)

4.21	Counter Guarantee dated as of September 11, 2019, executed by Operadora Hotelera GI, S.A. de C.V. in favor of AMR Operaciones MX, S. de R.L. de C.V.†
4.22	Counter Guarantee, dated as of August 23, 2021, executed by Operadora Hotelera Grand Island II, S.A. de C.V. in favor of AMR Operaciones MX, S. de R.L. de C.V.†
4.23
Memorandum of Understanding, dated as of March 30, 2023, by and among Elías Sacal Cababie, Murano World, S.A. de C.V., Operadora Hotelera GI, S.A. de C.V., and Operadora Hotelera Grand Island II, S.A. de C.V.†

4.24	First amendment to the Counter Guarantee, dated as of September 11, 2019, executed on March 30, 2023†
4.25	First amendment to the Counter Guarantee, dated as of August 23, 2021, executed on March 30, 2023†
4.26	Second amendment to the Counter Guarantee, dated as of September 11, 2019, executed on August 22, 2023†
4.27	Second amendment to the Counter Guarantee, dated as of August 23, 2021, executed on August 22, 2023†
8.1	Subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 to the Form F-4 filed on November 8, 2023)
15.1	Unaudited Pro Forma Condensed Combined Financial Statements of Murano†

†	Filed herewith
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

MURANO GLOBAL INVESTMENTS PLC

Date: March 27, 2024	By:	/s/ David Galan
	Name:	David Galan
	Title:	Chief Financial Officer