Form 20-F
period 2023-12-31
Murano Global Investments Ltd
filed 2024-05-01
CIK 1988776

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission File Number: 001-41985

Murano Global Investments PLC
(Exact name of Registrant as specified in its charter)

Not applicable	Bailiwick of Jersey
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

25 Berkeley Square, London W1J 6HN, United Kingdom (+44 207 1676440)
David Galan (CFO) dgalan@murano.com.mx
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 79,242,873 ordinary shares and 16,875,000 warrants as of March 20, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”). Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, amended (“Exchange Act”). Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Sec.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards ☒	Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

FREQUENTLY USED TERMS

Below are definitions of certain of the terms used throughout this annual report.

Except as otherwise indicated or required by context, references in this annual report on Form 20-F (including information incorporated by reference herein, the “Report”) to “Murano PubCo” refer to Murano Global Investments PLC and references to “we”, “us”, “our”, “our company”, “the Company”, or “Murano” refer to Murano Global Investments PLC and its subsidiaries.

“ADR” means Average Daily Rate and is the average revenue earned (excluding food, beverage, and other non-related room services) for an occupied room on a given day. ADR measures average room price attained by a hotel and ADR trends provide useful information concerning the pricing environment and the nature of the customer base of a hotel or a group of hotels.

“ALG” means ALG Servicios Financieros México, S.A. de C.V., SOFOM, E.N.R.

“Andaz Hotel” means the Andaz Mexico City Condesa hotel located in the Insurgentes 421 Hotel Complex, operated by Hyatt under the “Andaz” brand pursuant to the Andaz Hotel Management Agreement.

“Andaz Hotel Management Agreement” means the Hotel Services Agreement dated May 11, 2022, entered into by and between OHI421, as defined below, as owner, and Hyatt, as manager, pursuant to which, among other matters, Hyatt agreed to manage the Andaz Hotel with respect to the Insurgentes 421 Hotel Complex pursuant to the term and conditions set forth therein.

“Baja Park Development Project” means the project in Ensenada currently under evaluation and expected to consist of 363,262 sqm of retail space.

“Bancomext” means Banco Nacional de Comercio Exterior, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo.

“Beach Club Loan” means the loan facility provided by ALG pursuant to the terms and conditions of the secured loan agreement dated March 31, 2023 (as amended and restated from time to time, including by means of that certain amendment agreement dated November 6, 2023), entered into between Murano World, as borrower, and ALG, as lender, for an aggregate amount of U.S.$20 million.

“Business Combination” means the business combination effected through the Business Combination Agreement.

“Business Combination Agreement” means the amended & restated business combination agreement, dated as of August 2, 2023, by and among Murano PubCo, HCM Acquisition Corp, a Cayman Islands exempted company, Murano PV, S.A. de C.V., a Mexican corporation, Elías Sacal Cababie, an individual, ES Agrupación, S.A. de C.V., a Mexican corporation, Murano Global B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, having its official seat in Amsterdam, the Netherlands and registered with the Dutch trade register under number 89192877, MPV Investment B.V., a private limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands and registered with the Dutch trade register under number 89196651, and Murano Global Cayman, a Cayman Islands exempted company incorporated with limited liability which is a direct wholly-owned subsidiary of Murano PubCo, as amended by the first amendment to the business combination agreement, dated as of December 31, 2023.

“Cancun Properties” means, collectively, the GIC Private Unit 1 and the GIC Private Unit 2.

“CaixaBank” means CaixaBank, S.A.

“CIBanco” means CIBanco, S.A., Institución de Banca Múltiple.

“CIB/3224 Trust” means the irrevocable administration trust agreement dated August 10, 2023, entered into by and between CIBanco, acting solely as trustee (fiduciario), and Murano World, as settlor and beneficiary, as amended, supplemented and/or restated from time to time.

“Contractors” means any contractor authorized by Inmobiliaria Insurgentes 421 and the GIC I Trust, and supervised by Ideurban, or any other reputable construction supervisor that may replace Ideurban, from time to time, to carry out the construction and/or any work in either the Insurgentes 421 Hotel Complex or the GIC I Hotel, as defined below, respectively.

“Ennismore” means Ennismore Holdings US Inc., a lifestyle hospitality company and a member of the Accor global hotel group.

“ESAGRUP” means ES Agrupación, S.A. de C.V., a Mexican corporation.

“Exitus” means Exitus Capital, S.A.P.I. de C.V., SOFOM, E.N.R.

“Exitus Loans” means, collectively, the credit agreements, (a) dated May 31, 2022, by and between Murano World, as borrower, and Exitus, as lender, in an aggregate amount of U.S.$15,000,000 at a fixed interest rate of 15%, and maturing on May 31, 2025, (b) dated June 26, 2023, by and between Murano World, as borrower, and Exitus, as lender, in an aggregate amount of U.S.$972,300  at a fixed interest rate of 15%, and maturing on December 26, 2025, and (c) December 5, 2023, by and between Murano World, as borrower, and Exitus, as lender, in an aggregate amount of U.S.$2,500,000 at a fixed interest rate of 15%, and maturing on December 5, 2025

“Finamo” means Administradora de Soluciones, S.A. de C.V., SOFOM, E.N.R.

“GIC Complex” means, collectively, the GIC I Hotel and the GIC II Hotel.

“GIC I Construction Agreements” means the construction agreements that the GIC I Trust, as client, and Ideurban, or any other reputable construction supervisor that may replace Ideurban from time to time, as supervisor, will execute from time to time with a Contractor with respect to the construction of the GIC I Hotel.

“GIC I Hedge” means the ISDA interest rate agreements entered into with Banco Sabadell S.A. and CaixaBank, S.A respectively, dated as of November 27, 2019 and December 11, 2019 respectively.

“GIC I Hotel” means the Grand Island Cancun I hotel located in Cancun, Quintana Roo, consisting of the Vivid Hotel, which is operational, and the Dreams Hotel, which is under completion.

“GIC I Hotel Management Agreement” means the Hotel Operation and Administration Services Agreement (Contrato de Prestación de Servicios de Operación y Administración de Hotel), dated September 10, 2019 (as amended on September 11, 2019, March 28, 2021, and July 11, 2023, and as may be further amended from time to time), entered into by and between AMR Operaciones MX, S. de R.L. de C.V. (Hyatt Inclusive Collection), as hotel manager, and Operadora GIC I, as client, pursuant to which, among other matters, the hotel manager agreed to manage the GIC I Hotel pursuant to the term and conditions set forth therein.

“GIC I Loan” means the syndicated secured mortgage loan with Sabadell, as administrative agent and collateral agent, and Sabcapital, CaixaBank, Bancomext, and Nafin, as lenders, with the appearance of Murano PV, Elias Sacal Cababie, and the CIB/3224 Trust, in an aggregate amount of U.S.$239,811,149.50 at an interest rate of term SOFR +4.0116%, and maturing on February 5, 2033 (as amended, supplemented and/or restated from time to time, the “GIC I Loan”). As of December 31, 2023, the outstanding principal amount of the GIC I Loan was Ps.$3,882.3 million (U.S.$229.8 million), bearing interest as of December 31, 2023 at 9.33%.

“GIC I Security Trust” means the Irrevocable Guarantee, Administration and Source of Payment Trust Agreement No. 4207 (Contrato de Fideicomiso Irrevocable de Garantía, Administración y Fuente de Pago No. 4207), dated October 4, 2019, and ratified before Mr. Javier Horacio Sauza, Notary Public Notary number 72 of Cancún, Quintana Roo (as amended, restated, supplemented, or otherwise modified from time to time).

“GIC I Supervision Agreement” means the GIC I Supervision Agreement dated as October 1, 2019 between Ideurban and the GIC I Trust; or any other supervision agreement in regard to the GIC I Hotel construction entered into by the GIC I Trust and any other reputable construction supervisor that may replace Ideurban from time to time.

“GIC I Trust” means the Management Trust Agreement No. CIB/3001 (Contrato de Fideicomiso de Administración No. CIB/3001), dated May 28, 2018 (as amended, supplemented and/or restated from time to time), entered into by CIBanco, solely in its capacity as trustee (fiduciario), CIBanco, solely in its capacity as trustee of the trust agreement identified under number CIB/3000, as settlor and beneficiary, Murano World, as settlor and beneficiary, Murano AT GV, S.A. de C.V., as manager, and ratified before Mr. Roberto Garzón Jiménez, Notary Public number 242 of Mexico City, by means of public deed number 86,714, dated May 31, 2018.

“GIC II Hotel” means the Grand Island Cancun II hotel located in Cancun, Quintana Roo (planned to be developed).

“GIC II Hotel Management Agreement” means the Hotel Operation and Administration Services Agreement, (i) dated as of August 23, 2021 (as amended, supplemented and/or restated from time to time), between AMR Operaciones MX, S. de R.L. de C.V. (Hyatt Inclusive Collection), as hotel manager, and Operadora GIC II, as client; or (ii) any other hotel management agreement in regard to the GIC II Hotel operation entered into by CIBanco, S.A., Institución de Banca Múltiple, as trustee (fiduciario) of the GIC II Trust, and any other reputable hotel operator that may replace Hyatt Inclusive Collection, from time to time.

“GIC II Trust” means the Management, Guarantee and Source of Payment Trust Agreement No. CIB/3288 (Contrato de Fideicomiso de Administración, Garantía y Fuente de Pago No. CIB/3288), dated June 3, 2019 (an amended and restated on December 27, 2023) entered into by CIBanco, solely in its capacity as trustee (fiduciario), CIBanco, trustee of the Trust Agreement CIB/3000, as settlor and second place beneficiary, Murano World, as settlor and second place beneficiary, and Finamo.

“GIC Private Unit 1” means the private unit number one, located in Boulevard Kukulcán, in the lot marked as Supermanzana A-2 “A,” second tourist stage, located in the Tourist Development of Cancun, Municipality of Benito Juarez, State of Quintana Roo, with a total surface area of: 47,727.69 m2.

“GIC Private Unit 2” means the private unit number two, located in Boulevard Kukulcán, in the lot marked as Supermanzana A-2 “A,” second tourist stage, located in the Tourist Development of Cancun, Municipality of Benito Juarez, State of Quintana Roo, with a total surface area of: 30,431.53 m2.

“GIC Private Unit 3” means the private unit number three, located in the Tourist Development of Cancun, Municipality of Benito Juarez, State of Quintana Roo, with a total surface area of: 79,974.10 m2.

“GIC Private Unit 4” means the private unit number four, located in Boulevard Kukulcán, in the lot marked as Supermanzana A-2 “A,” second tourist stage, located in the Tourist Development of Cancun, Municipality of Benito Juarez, State of Quintana Roo, with a total surface area of: 21,473.30 m2.

“GIC Private Unit 5” means the private unit number five, located Boulevard Kukulcán, in the lot marked as Supermanzana A-2 “A,” second tourist stage, located in the Tourist Development of Cancun, Municipality of Benito Juarez, State of Quintana Roo, with a total surface area of: 27,632.44 m2.

“GIC Retail Village” means the shopping center to be developed in GIC Private Unit 5 of the GIC Complex.

“GIC Spa” means the spa consisting of 30,431.50 m2 of land with ocean view to be developed in GIC Private Unit 2 of the GIC Complex.

“GIC World Trade Center” means the convention center to be developed in GIC Private Unit 4 of the GIC Complex, using the name and license to use the WTCA.

“HCM Initial Shareholders” means shareholders in HCM Acquisition Corp prior to completion of the Business Combination.

“HCM Warrant Agreement” means a warrant agreement dated January 20, 2022 by and between HCM Acquisition Corp and Continental Stock Transfer & Trust Company, as warrant agent.

“Hotel Operators” means (i) Hyatt, with respect to the Andaz Hotel, (ii) Accor, with respect to the Mondrian Hotel, and (iii) Hyatt Inclusive Collection, with respect to the GIC I Hotel, or any other reputable firm in the hotel operation industry that enters into a hotel management agreement in connection with the Properties, from time to time.

“Hotels” means, collectively, the hotels developed and operated in the Insurgentes 421 Hotel Complex and the GIC Complex.

“Hyatt” means Hyatt Hotels Corporation, Hyatt of Mexico, S.A. de C.V. and any subsidiary and/or affiliate thereof.

“Hyatt Inclusive Collection” means AMR Operaciones MX, S. de R.L. de C.V.

“ICMA” means the International Capital Market Association.

“Ideurban” means Ideurban Tecnologías, S.A. de C.V.

“Inmobiliaria Insurgentes 421” means Inmobiliaria Insurgentes 421, S.A. de C.V.

“Insurgentes Lease Agreements” means, collectively, the OHI421 Lease Agreement and the OHI421 Premium Lease Agreement.

“Insurgentes Loan” means the loan agreement dated September 29, 2022 (as amended, supplemented and/or restated from time to time) entered by Inmobiliaria Insurgentes 421, as borrower, OHI421 and OHI421 Premium, as joint obligors, and Bancomext, as lender, in an aggregate amount of U.S.$100,000,000 at an interest rate of term SOFR +3.50%, and maturing on October 7, 2037.

“Insurgentes Security Trust” means the Irrevocable Management, Guarantee and Source of Payment Trust Agreement No. CIB/3109 (Contrato de Fideicomiso Irrevocable de Administración, Garantía y Fuente de Pago No. CIB/3109), dated October 3, 2018 (as amended and restated on September 29, 2022), entered into by CIBanco, solely in its capacity as trustee (fiduciario), Bancomext, as first place beneficiary and Murano Management, Murano PV, OHI421, OHI421 Premium, and Inmobiliaria Insurgentes 421, as settlors and second place beneficiaries, as of June 25, 2021 (and as amended on May 11, 2022 and September 29, 2022).

“Insurgentes 421 Hotel Complex” means the 416 room and ancillary facilities consisting of the Andaz Hotel and the Mondrian Hotel in the property identified as “Conjunto Aristos” located at Avenida Insurgentes Sur No. 421, Colonia Hipódromo Condesa, Alcaldía Cuauhtémoc, postal code 06100, Mexico City.

“Leases” means the Andaz Lease Agreement, the Mondrian Lease Agreement and the GIC I Lease Agreement.

“Lessee” means OHI421, OHI421 Premium and Operadora GIC I under the Leases, respectively.

“Lessors” means Inmobiliaria Insurgentes 421 under the Insurgentes Lease Agreements and the GIC I Trust under the GIC I Lease Agreement, respectively.

“Mondrian Hotel” means the Mondrian Mexico City Condesa hotel located in the Insurgentes 421 Hotel Complex, operated by Accor under the “Mondrian” brand pursuant to the Mondrian Hotel Management Agreement.

“Mondrian Hotel Management Agreement” means the Hotel Management Agreement dated May 11, 2022, entered into by and between OHI421 Premium, as owner, and Ennismore, as manager, pursuant to which, among other matters, Ennismore (now Accor) agreed to manage the Mondrian Hotel with respect to the Insurgentes 421 Hotel Complex pursuant to the term and conditions set forth therein, as amended, supplemented and/or restated from time to time.

“Murano Group” and “Group” means Murano PV, S. A. de C. V.; Murano Management, S. A. de C. V.; Murano World, S. A. de C.V.; Inmobiliaria Insurgentes 421, S. A. de C. V.; Fideicomiso Murano 1000 CIB/3000; Operadora Hotelera GI, S. A. de C. V.; Fideicomiso Murano 2000 CIB/3001; Operadora Hotelera Grand Island II, S. A. de C. V.; Fideicomiso Murano 4000 CIB/3288; Fideicomiso Murano 6000 CIB/ 3109; Operadora Hotelera I421, S. A. de C. V.; Operadora Hotelera I421 Premium, S. A. de C. V.; Servicios Corporativos BVG, S. A. de C. V.; Edificaciones BVG, S. A. de C. V.

“Murano Management” means Murano Management, S.A. de C.V.

“Murano Ordinary Shares” means ordinary shares of Murano Global Investments PLC.

“Murano PubCo” means Murano Global Investments PLC.

“Murano PV” means Murano PV, S.A. de C.V.

“Murano World” means Murano World, S.A. de C.V.

“Murano 4000 Trust” means a Mexican Trust which owns the GIC Private Unit 3 asset in Cancun.

“Nafin” means Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo.

“Nasdaq” means the National Association of Securities Dealers  Automated Quotations a public market trading platform based in New York.

“Occupancy” means the total number of hotel room nights sold divided by the total number of available hotel room nights, and is a measure of the utilization of a hotel’s available room capacity.

“OHI421” means Operadora Hotelera I421, S.A. de C.V.

“OHI421 Lease Agreement” means the lease agreement dated May 11, 2022, entered into by and between Inmobiliaria Insurgentes 421, as lessor, and OHI421, as lessee.

“OHI421 Premium” means Operadora Hotelera I421 Premium, S.A. de C.V.

“OHI421 Premium Lease Agreement” means the lease agreement dated May 11, 2022, entered into by and between Inmobiliaria Insurgentes 421, as lessor, and OHI421 Premium, as lessee.

“Operadora GIC I” means Operadora Hotelera G.I., S.A. de C.V.

“Operadora GIC II” means Operadora Hotelera Grand Island II, S.A. de C.V.

“Resort Property in Baja Development Project” means a proposed resort under evaluation in Ensenada expected to comprise 371 rooms on completion.

“RevPAR” means the product of ADR and the occupancy rate. RevPAR includes only revenue from room rentals and excludes revenues from food and beverage and other services that we can generate in our hotels such as telephone service, laundry, and valet parking, among others. We use RevPAR to assess the rate with respect to the total available rooms.

“Sabadell” means Banco Sabadell, S.A., Institución de Banca Múltiple.

“Sabcapital” means Sabcapital, S.A. de C.V., SOFOM, E.R.

“Sofoplus” means Sofoplus, S.A.P.I. de C.V., SOFOM, E.N.R.

“Sofoplus Loan” means the secured term loan between ES Agrupación and Elías Sacal Cababie as joint and several obligors and Sofoplus, as lender, in an aggregate amount of U.S.$15,000,000 at a fixed interest rate of 15%, and maturing on June 24, 2025 (as amended, supplemented and/or restated from time to time).

“WTCA” means World Trade Centers Association which operates as WTCA as a global organization that stimulates trade and investment opportunities for real estate developers, economic development agencies and international businesses looking to connect and prosper locally and globally.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On March 20, 2024, we completed the Business Combination described in more detail under “Item 4. Information on the Company—A. History and Development of the Company—Business Combination.” The following discussion should be read in conjunction with that description.

Financial Information

This annual report includes the combined statements of financial position of Murano PV, S. A. de C. V.; Murano Management, S. A. de C. V.; Murano World, S. A. de C. V.; Inmobiliaria Insurgentes 421, S. A. de C. V.; Fideicomiso Murano 1000 CIB/3000; Operadora Hotelera GI, S. A. de C. V.; Fideicomiso Murano 2000 CIB/3001; Operadora Hotelera Grand Island II, S. A. de C. V.; Fideicomiso Murano 4000 CIB/3288; Fideicomiso Murano 6000 CIB/3109; Operadora Hotelera I421, S. A. de C. V.; Operadora Hotelera I421 Premium, S. A. de C. V.; Servicios Corporativos BVG, S. A. de C. V.; Edificaciones BVG, S. A. de C. V., (collectively, the “Murano Group”) as of December 31, 2023 and 2022, the related combined statements of profit or loss and other comprehensive income, change in net assets, and cash flows for the years ended December 31, 2023, and 2022 and 2021, prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the IASB (as defined below) (the “Murano Group Combined Financial Statements”)

The Murano Group Combined Financial Statements and other combined financial information of the Murano Group in this annual report, including in the section titled “Item 5.Operating and Financial Review and Prospects” included elsewhere in this annual report, should be read together and reflect the financial position and results of operations of Murano Group.

The standalone financial statements of Murano PubCo are not included in this annual report because it is a newly formed entity that arose from the Business Combination. As of December 31, 2023, Murano PubCo had no material assets, liabilities or results of operations and did not operate any business. See “Item 4. Information on the Company—A. History and Development of the Company—Business Combination” for additional details regarding the Business Combination.

Prospective investors are advised to consult their professional advisors for an understanding of: (i) the differences between IFRS and other systems of generally accepted accounting principles and how those differences might affect the financial information included in this annual report and (ii) the impact that future additions to, or amendments of, IFRS principles may have on the Murano Group’s results of operations and/or financial condition, as well as on the comparability of the prior periods.

The Business Combination was accounted for as a capital reorganization in accordance with IFRS 2 Share-based payment. Under this method of accounting, there is no acquisition accounting and no recognition of goodwill or intangible assets, as HCM does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations given it consisted predominantly of cash in a trust account.

HCM is treated as the accounting “acquired” company for financial reporting purposes, and Murano PubCo is the accounting “acquirer”. This determination was primarily based on (i) Murano Group’s shareholders holding a majority of the voting power of Murano PubCo, (ii) Murano Group’s operations substantially comprising the ongoing operations of the combined company, (iii) Murano Group’s designees comprising a portion of the governing body of Murano PubCo, and (iv) Murano Group’s senior management comprising the senior management of Murano PubCo.

In accordance with IFRS 2, the difference in the fair value of the shares issued by Murano over the identifiable net assets of HCM at historical cost will be accounted for as share-based payment expense.

See “Item 4 - Information on the Company - A. History and Development of the Company—Business Combination” for additional details regarding the Business Combination.”

Non-IFRS Measures

This annual report contains certain financial measures and ratios, including EBITDA and Adjusted EBITDA that are not required by, or presented in accordance with IFRS (the “Non-IFRS Measures”).

The Murano Group presents these Non-IFRS Measures because they are measures our management uses to assess financial and operating performance, and the Group believes that they and similar measures are widely used in our industry as a means of evaluating a company’s operating performance and financing structure, and because the Group believes they provide additional information on operating and financial performance. These measures may not be comparable to other similarly titled measures of other companies and are not measurements under IFRS standards or other generally accepted accounting principles. The Non-IFRS Measures are not measurements of our performance or liquidity under IFRS and should not be considered as alternatives to operating profit or net profit from continuing operations or any other performance measures derived in accordance with IFRS or as alternatives to cash flow from operating, investing or financing activities. We believe the Non-IFRS Measures should always be considered along with the related IFRS financial measures. We have provided the reconciliations between the IFRS and Non-IFRS Measures below in the sections titled “Item 5.Operating and Financial Review and Prospects - Other Financial Data” in this annual report.

The Group defines these Non-IFRS Measures as follows:

“EBITDA” as a measure that reflects net profit for the period, excluding interest expense, income taxes, depreciation and amortization.

“Adjusted EBITDA” as EBITDA further adjusted to exclude transaction-related expenses derived from the Business Combination.

EBITDA and Adjusted EBITDA, including any corollary terms presented on an “as adjusted” basis, may be defined differently than the ones calculated or presented by other companies, limiting their usefulness as comparative measures. The Group presents EBITDA and Adjusted EBITDA because it is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. Adjusted EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense).  EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation. For example, some of the limitations of EBITDA and Adjusted EBITDA are:

•	Not reflecting changes in, or cash requirements for, our working capital needs;

•	Not reflecting our interest expense, or the cash requirements to service interest or principal payments on our indebtedness;

•	Not reflecting our tax expense or the cash requirements to pay our taxes;

•	Not reflecting historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Not reflecting the effect on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•
although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our IFRS results and by using these Non-IFRS Measures only to supplement your evaluation of our performance.

Corrections of Immaterial errors of previously reported Murano Group Combined Financial Statements

In connection with the preparation of Murano Group Combined Financial Statements, we identified an error in the presentation of cash flows related to capitalized interest in the Combined Statement of Cash Flows for the years ended December 31, 2022 and 2021, and an error related to the recognition of the deferred tax liability for taxable temporary differences arising from certain recognized financial derivative instruments for the years ended December 31, 2022 and 2021 and as of January 1, 2021.Management concluded that these are immaterial errors to its financial statements taken as a whole.

Management has evaluated and concluded to correct these immaterial errors in the Combined Statement of Cash Flows, the Combined Statement of Financial Position, the Combined Statement of Profit or Loss and Other Comprehensive Income, the Combined Statement of Change in Net Assets, and the related notes,in each case as applicable as of December 31, 2022, 2021 and  January 1, 2021, and for the years ended  December 31, 2022 and 2021.

For further information, see Note 19 to the Murano Group Combined Financial Statements.

Rounding

Certain numerical figures set out in this annual report, including financial information presented in millions or thousands and percentages describing market shares, have been subject to rounding adjustments and, as a result, the totals of the data in this annual report may vary slightly from the actual arithmetic totals of such information. Percentages and amounts reflecting changes over time periods relating to financial and other information set forth in “Item 5 .Operating and Financial Review and Prospects” are calculated using the rounded numerical data in the narrative description thereof.

Key Performance Indicators

We have included other operating information in this annual report, some of which we refer to as “key performance indicators” or “KPIs” including RevPAR, ADR and Occupancy. We believe that it is useful to include this operating information as we use it for internal performance analysis, and the presentation by our business divisions of these measures facilitates comparability with other companies in our industry, although our measures may not be comparable with similar measurements presented by other companies. Such operating information should not be considered in isolation or construed as a substitute for measures prepared in accordance with IFRS. For a description of certain of our key performance indicators, see “Item 5 . Operating and Financial Review and Prospects.”

Translation of Mexican Peso Amounts into U.S. Dollars

The financial and other information appearing in this annual report is presented in Mexican pesos. In this annual report, references to “pesos” or “Ps.$” are to Mexican pesos and references to “U.S. dollars” or “U.S.$” are to United States dollars. This annual report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at all. The exchange rate we use for those convenience translations is not necessarily the same rate we used in preparing the Murano Group Combined Financial Statements. This may mean, for example, that U.S. dollar-denominated items in the Murano Group Combined Financial Statements (including expenses and liabilities) may have been translated into pesos using one exchange rate and reconverted to U.S. dollars using the convenience translation exchange rate. Unless otherwise indicated, U.S. dollar amounts that have been translated from pesos have been so translated at an exchange rate of Ps.$16.8935 per U.S.$1.00, the rate calculated by the Mexican Central Bank (Banco de México, or the “Central Bank”) as published on December 29, 2023 in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación, the “Official Gazette”), based on the average of wholesale foreign exchange market quotes for transactions settling within two banking business days (the “Mexican Central Bank Exchange Rate”).

Trademarks, Trade Names and Service Marks

We own or have rights to trademarks, trade names, and service marks that we use in connection with the operation of our business, including our names, logos, and website names and addresses. Other trademarks, trade names, and service marks appearing in this annual report, including those of Hyatt Hotels Corporation (“Hyatt”), AccorHotels, and Accor Corporation (“Accor”), are, to our knowledge, the property of their respective owners. We also own or have rights to copyrights that protect certain content related to our business and products. Solely for convenience, the trademarks, trade names, service marks and copyrights referred to in this annual report are listed without the TM, ® and © symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, those other parties.

Market and Industry Data

The market data and certain other statistical information included in this annual report are based on independent industry publications, government publications or other published independent sources. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. Some data is also based on our good faith estimates. While we are not aware of any misstatements regarding any such data, forecasts and information presented herein, you should carefully consider the inherent risks and uncertainties associated with the industry and market data included or incorporated by reference in this annual report.

Measurement Data

The standard measure of area in the real estate market in Mexico is the square meter (“sqm” or “m2”), while in the United States the standard measure is the square foot (ft2). One square meter is equal to approximately 10.764 square feet (“ft2”).

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements. Examples of such forward-looking statements include, but are not limited to: (i) statements regarding our future financial position and results of operations strategy, plans, objectives, goals and targets and future developments in the markets in which we participate or are seeking to participate or anticipated regulatory changes in the markets in which we operate or intend to operate in; and (ii) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “should,” “estimates,” “seeks,” “forecasts,” “expects,” “may,” “intends,” “plans,” “might,” “could,” “can,” “would,” “will,” “target,” “project,” “continue,” “aim,” “likely” and similar expressions are intended to identify forward-looking statements but are not exclusive means of identifying such statements.

Forward-looking statements are not guarantees of future performance. These statements are based in large part on current expectations and projections about future events and financial trends that affect or may affect our business, industry, financial condition, results of operations or prospects and/or cash flow. Although we believe that these estimates and forward-looking statements are based on reasonable assumptions, these estimates and statements are subject to several risks and uncertainties and are made in light of the information currently available to us. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution prospective investors that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed or implied in such forward-looking statements, including the following factors:

•	the outcome of any legal proceedings that may be instituted against the Murano Group or HCM following the recent completion of the Business Combination and transactions contemplated thereby;

•	the ability to maintain the listing of Murano PubCo Ordinary Shares on Nasdaq;

•	the risk that the Business Combination disrupts current plans and operations of the Murano Group as a result of the consummation of the transactions described herein;

•
our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and our ability to grow and manage growth profitably following the Business Combination;

•	costs related to the Business Combination;

•	changes in applicable laws or regulations, or the interpretation and enforcement of laws and regulations, including those related to zoning, social and environmental issues;

•	the effects of any future pandemic on our business and properties under development;

•
the risks that uncertainty and instability resulting from current global conflicts could adversely affect our business, financial condition and operations, in addition to global macroeconomic indications;

•	the ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities;

•	the risk of downturns and the possibility of rapid change in the highly competitive industry in which we operate;

•	the risk that we and our current and future collaborators are unable to successfully develop and commercialize our properties, or experience significant delays in doing so;

•	the risk that we may never achieve or sustain profitability;

•	the risk that we will need to raise additional capital to execute our business plan, which may not be available on acceptable terms or at all;

•	the risk that we experience difficulties in managing our growth, finding and developing new properties, and expanding operations;

•	the risk that third-party suppliers, including management companies, are not able to fully and timely meet their obligations;

•	the risk that we are unable to secure or protect our intellectual property;

•	the possibility that we may be adversely affected by other economic, business, and/or competitive factors, and/or political conditions, specifically in Mexico;

•
the possibility that our business may be, directly or indirectly, adversely affected by climate change effects, severe or extraordinary droughts or by other water scarcity scenarios which may derive in water restrictions, change the allocation of water rights or any such other administrative act to guarantee human rights; and

•	other risks and uncertainties described herein, including those under the section entitled “Item 3. Key Information - D Risk Factors.”

You are cautioned that the foregoing list of significant factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this annual report may not in fact occur. Many of these risks are beyond our ability to control or predict. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this annual report.

Should one or more of these factors or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

You should read the sections in this annual report entitled “Item 3. Key Information D - Risk Factors,” and “Item 5 . Operating and Financial Review and Prospects” for a more complete discussion of the factors that could affect our future results and the markets in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this annual report may not occur. Moreover, no assurances can be given that any of the historical information, data, trends or practices mentioned and described in this annual report are indicative of future results or events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risk factors below and all other information contained in this annual report. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.

If any of the risks below occur, our business, financial condition, or operating results could be materially and adversely affected. In that case, the trading price of the shares could decline, and you could lose all or part of your investment, and our ability to make any dividend payments to you, if declared, could be affected, and you may lose some or all of your investment.

This annual report also contains forward-looking statements that regard situations that may involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this annual report. See “Cautionary Statement Concerning Forward Looking Statements” for more information regarding these forward-looking statements.

Risks Related to Murano’s Business and Operating in the Hotel Industry

Our total current liabilities exceed the amount of the total current assets, which has placed significant doubt on our ability to continue as going concern.

The Murano Group Combined Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 were prepared assuming that it will continue as a going concern. However, management has identified material uncertainties that may cast significant doubt on the ability of certain companies included in the Murano Group Combined Financial Statements to continue as a going concern. As a result, certain of these companies may be unable to realize their assets and discharge their liabilities in the normal course of business.

The combined operations of the Murano Group are that of an early-stage and emerging growth company. Fideicomiso Murano 2000, Inmobiliaria Insurgentes 421 and Murano World (collectively the “Debt Holder Entities”) have incurred significant debt primarily to fund operating expenses and finance the construction projects mentioned in note 1 (a). In addition, a covenant related to the debt held by Fideicomiso Murano 2000, which was in compliance as of December 31, 2023, was breached subsequent to year end. On March 19, 2024, a waiver for this covenant breach was obtained until May 1, 2024. The Debt Holder Entities represent 83.8% of Murano Group’s total combined assets.

In addition, as of December 31, 2023, the companies comprising the remaining 16.2% of the total combined assets of the Murano Group have incurred recurring losses and negative operating cash flows since their inception. As of December 31, 2023, total current liabilities exceed the amount of the total current assets on the combined statement of financial position. Based upon Murano Group’s current plans, management believes that financial resources to fund the operations of those entities as well as the Debt Holder Entities above for the twelve months subsequent to the authorization and issuance of these combined financial statements may be insufficient.

As a result of these conditions, substantial doubt exists about the ability of those entities as well as the Debt Holder Entities above, to continue as a going concern following twelve months after the financial statements are authorized to be issued.

Management continues evaluating strategies to obtain the required additional funding necessary for future operations, to comply with all covenants as required by the loan agreements, and to be able to discharge the outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options available to the Murano Group such as new or restructured loan agreements and the possible financial support of the major shareholder of the Murano Group. However, Murano Group may be unable to access further equity or debt financing when needed.  As such, there can be no assurance that the Murano Group will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The Murano Group Combined Financial Statements do not include any adjustments that might be necessary should the Murano Group be unable to continue as a going concern. If the going concern basis were not appropriate for these financial statements, adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the combined statement of financial position classifications used.

We have substantial debt that may be called on demand of lender due to breach in covenants that may happen in the future.

In relation to the GIC I Loan, a covenant breach with respect to the funding of the debt service reserve account was waived by the lenders on December 29, 2023. A further waiver was received from the lenders on March 19, 2024 to fund the debt service reserve account at a later date.

In accordance with the Insurgentes Loan, we must maintain two debt service reserve accounts. As of December 31, 2023 one debt service reserve account was fully funded, while the other was not. On April 4, 2024, the borrower and joint obligors under the Insurgentes Loan obtained an event of default waiver from Bancomext, as lender, in connection with the funding obligations of the debt service reserve accounts. As a result of such waiver, on April 4, 2024 the parties thereto executed an amendment agreement to the Insurgentes Loan to provide for the new terms and conditions with respect to the funding obligations of the debt service reserve accounts. Therefore, as of this date such event of default under the Insurgentes Loan has been waived by the lender thereto. Also see, “ – The instruments governing our indebtedness contain cross-default provisions that may cause all of the debt issued under such instruments to become immediately due and payable as a result of a default under an unrelated debt instrument” for discussions of certain defaults that have been waived, and potential consequences, with respect to our debt.

Subsequent phases to our existing projects and potential enhancements at our hotel properties will likely require us to raise additional capital.

We will likely need to access the capital markets or otherwise obtain additional funds to complete subsequent phases of our existing projects, and to fund potential enhancements we may undertake at our facilities there, and elsewhere. We do not know when or if the capital markets will permit us to raise additional funds for such phases and enhancements in a timely manner, on acceptable terms, or at all. Inability to access the capital markets, or the availability of capital only on less-than-favorable terms, may force us to delay, reduce or cancel our subsequent phases and enhancement projects. Delay, reduction or cancellation of the subsequent phases of our projects could subject us to financial penalties, and the possibility of such penalties could require us to obtain additional financing on unfavorable terms.

We may not be able to generate sufficient cash to service all our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations.

If we cannot make scheduled payments on our debt, we will be in default and our creditors could declare outstanding principal and interest to be due and payable, causing a cross-acceleration or cross-default under certain of our debt agreements, and we could be forced into bankruptcy, liquidation or restructuring proceedings. All of these events could result in your losing your investment in our shares or your investment being impaired.

The instruments governing our indebtedness contain cross-default provisions that may cause all of the debt issued under such instruments to become immediately due and payable as a result of a default under an unrelated debt instrument.

Instruments governing our existing indebtedness contain, and the instruments governing indebtedness we may incur in the future may contain, certain affirmative and negative covenants and require us and our subsidiaries to meet certain financial ratios and tests. Our failure to comply with the obligations contained in these instruments could result in the event of default under the applicable instrument, which could then result in the related debt and the debt issued under other instruments becoming immediately due and payable. In such an event, we would need to raise funds from alternative sources, which may not be available to us on favorable terms, on a timely basis, or at all. Alternatively, such default could require us to sell our assets and otherwise curtail operations in order to pay our creditors. Also see, “ – We have substantial debt that may be called on demand of lender due to breach in covenants that may happen in the future” for discussion of certain defaults that have been waived, and potential consequences, with respect to our debt.”

We will be dependent on the operation and business of our hotel properties for substantially all of our revenue. The failure of our hotel operators to fulfill their obligations under the management agreements may have an adverse effect on our business, financial condition, and results of operations.

We will generate indirectly substantially all of our revenues from the hotel management agreements. Our performance depends on the performance of the hotel operators, as well as their ability to pay for certain items related to our properties, such as renovation and maintenance expenses related to furniture fixes and other equipment and operating supplies and equipment, insurance, marketing and promotional expenses and costs, among others. We cannot assure you that our properties will generate sufficient revenues, assets, and liquidity to satisfy these obligations or the payment obligations under the hotel management agreements.

We will rely solely on the income and cash flows from the investments made in the properties. Defaults by our hotel operators under the hotel management agreements could materially and adversely affect our business, financial condition, and results of operations.

We will not control the operation of the properties. Our cash flows depend on the proper performance of our hotel operators, and if they fail to operate our properties efficiently, we could have a material adverse effect on our business, financial condition, and results of operations.

We are not in a position to directly implement strategic business decisions regarding the day-to-day operation of our hotel properties, such as setting room rates, food and beverage prices, marketing activities, promotion, and other similar matters, and we will be dependent on our hotel operators to carry out the operation of our hotel properties. Although we have structured and will aim to structure our hotel management agreements so that we have significant visibility with respect to the operation of our hotel properties, and such agreements impose certain performance goals on the hotel operators, we cannot assure that the hotel operators will be able to successfully operate our hotel properties, and if they fail to do so, it could have a material adverse effect on our business, financial condition and results of operations.

If the hotel operators consolidate through merger and/or acquisition transactions, we may experience undefined and unknown costs related to integrating processes and systems, which may adversely affect our hotel properties. If third-party online travel agencies consolidate through merger and/or acquisition transactions, this may lead to less negotiating power over contracts and/or higher costs of obtaining customers.

The hotel operators consolidating with third parties through mergers and/or acquisitions could adversely affect our hotel properties due to the undefined and unknown costs associated with the integration of property-level point of sale and back-of-house computer systems and other technology-related processes, the training and other labor costs associated with the merging of labor forces, and the impact of reward point program consolidation. Additionally, the potential consolidation could impact our leveraging power in future management agreement negotiations. Consolidation of third-party online travel agencies (“OTAs”) could lead to less negotiating power that the hotel operators have in setting contract terms for pricing and commissions paid to OTAs. The consolidation of these distribution channels may reduce operating profits and/or higher costs of obtaining customers.

Delays in receiving refunds of value added tax paid in connection with our acquisition and construction of hotels could have a material adverse effect on our cash flow and results of operations.

We are required to pay value added tax (“VAT”) in connection with the acquisition and construction of our hotels pursuant to the Mexican Value Added Tax Law (Ley del Impuesto al Valor Agregado), which under certain circumstances will result in favorable balances. To the extent the applicable requirements are fulfilled, the competent tax authorities should refund to us such favorable balances within 40 business days following the filing of the request for refund with such authorities, in accordance with the provisions of Article 22 of the Mexican Federal Tax Code (Código Fiscal de la Federación). To the extent that we pay a substantial amount of VAT in connection with acquisitions and experience delays in receiving the corresponding refunds, our cash flow and results of operations could be materially and adversely affected.

We may be subject to adverse legislative or regulatory tax changes that could affect our operations.

At any time, the U.S. federal, state or local, Mexican federal or local, or other non-U.S. tax laws or regulations or the judicial or administrative interpretations of those laws or regulations or the policies of the taxing agency or authority may be changed. We cannot predict when or if any new U.S. federal, state or local, Mexican federal or local, or other non-U.S. tax law, regulation or judicial interpretation will be adopted, promulgated, or may become effective, and any such law, regulation or interpretation may take effect retroactively. In particular, the Mexican government has anticipated that a tax reform is to be presented to the Mexican Congress for discussion and thus could potentially be enacted in the near future. Any such change in, or any new, tax law, regulation or administrative or judicial interpretation could adversely affect us and holders of our shares. There is no assurance that such reform or any other reform will not be enacted in the future. In addition, there can be no assurance that new tax laws, regulations, and interpretations or changes in existing tax laws, regulations, and interpretations would not have a material adverse effect on our business, prospects, results of operations, and financial condition. The effects of such changes have not been, and cannot be, quantified.

We and our hotel operators may be subject to audits by the tax authorities.

Pursuant to Mexican tax provisions, we and our hotel operators (as any taxpayers) may be subject to the exercise of the powers of the tax authorities to verify their level of compliance with the applicable tax provisions. We cannot guarantee that such powers will not be exercised or, if applicable, that they will be favorably resolved. Therefore, in the event that the tax authorities determine that we or our hotel operators are not in compliance with tax obligations, such authorities could impose, collect and enforce tax assessments, fines and/or guarantees, which, if material, could adversely affect our financial condition and results of operations.

We may not be able to deliver projects on time and within our estimated budget.

The budget estimated for the construction and development of our projects under completion is based on construction costs incurred to date, architectural and design documents and is subject to change as the construction progresses and as contract packages are let into the marketplace. Major projects of the scope and scale undertaken by us are subject to significant development, construction and timing risks, including the following:

•	changes to, or mistakes in, project plans and specifications, some of which may require the approval of state and local regulatory agencies;

•	engineering problems, including defective plans and specifications;

•	shortages of, and price increases in, energy, materials, and skilled and unskilled labor, and inflation in key supply markets;

•	delays in delivery of materials or furniture, fixtures or equipment;

•	changes to, or mistakes in budgeting;

•	the financial health of our contractor and subcontractors;

•	changes in laws and regulations, or the interpretation and enforcement of laws and regulations, applicable to real estate development or construction projects;

•	the financial health of our contractor and subcontractors;

•	changes in laws and regulations, or the interpretation and enforcement of laws and regulations, applicable to real estate development or construction projects;

•	labor disputes or other work delays or stoppages, including needing to redo work;

•	disputes with and defaults by contractors, subcontractors, consultants and suppliers;

•	site conditions differing from those anticipated;

•	environmental issues, including the discovery of unknown environmental contamination;

•	health and safety incidents and site accidents;

•	weather interferences or delays;

•	fires and other natural or human-made disasters; and

•	other unanticipated circumstances or cost increases.

The development costs of our future projects are estimates only, actual development costs may be higher than expected and we may not have access to additional capital to fund our property development projects and/or otherwise fulfill our business strategy.

Our plans and specifications for the development of our future projects are not complete and may be subject to change. At this time, they are also subject to approval by government authorities. Our current budget is based on our preliminary plans, which are subject to change. We currently expect the total development and construction costs of the projects to be on preliminary estimate in the order of U.S.$620.0 million. While we believe that our overall budget for the construction costs for these properties is reasonable, a significant portion of these construction costs are only initial estimates, and the actual construction costs may be significantly higher than expected. We currently expect that existing cash resources together with borrowings under our existing financings, will not be sufficient to fund the currently foreseeable construction budget of our development projects and/or otherwise be sufficient to fulfill our business strategy. Therefore, we will likely need additional capital in the future. Our ability to obtain bank financing or to access the capital markets for future debt or equity offerings may be limited by our financial condition, results of operations or other factors, such as our credit rating or outlook at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions and contingencies and uncertainties that are beyond our control. Therefore, we cannot assure you that we will be able to obtain additional capital and/or that we will be able to obtain bank financing or access the capital markets on commercially reasonable terms or at all.

There are potential conflicts of interest in respect of the Insurgentes 421 Hotel Complex lease agreement and the GIC I Hotel lease agreement.

Inmobiliaria Insurgentes 421, the lessor under the Insurgentes 421 Hotel Complex lease agreements is our affiliate. As a result, the Insurgentes 421 lease agreements were negotiated between related parties. Their terms, including consideration payable thereunder, may be less favorable to us than terms negotiated with unaffiliated and third-party lessees. Additionally, conflicts of interest may arise between Inmobiliaria Insurgentes 421 and us in many areas relating to our ongoing relationships. We cannot guarantee that any potential conflict of interest that could arise from transactions with Inmobiliaria Insurgentes 421 will be resolved advantageously for us.

In addition GIC I Trust, the lessor under the GIC I Hotel lease agreement, is our affiliate. As a result, the GIC I Hotel lease agreement was negotiated between related parties. Its terms, including consideration payable thereunder, may be less favorable to us than terms negotiated with unaffiliated and third-party lessees. Additionally, conflicts of interest may arise between GIC I Trust and us in many areas relating to our ongoing relationships. We cannot guarantee that any potential conflict of interest that could arise from transaction with GIC I Trust will be resolved advantageously for us.

We execute transactions with related parties that third parties could deem not to be arms’ length.

In the ordinary course of our business, we execute various transactions with companies owned or controlled directly or indirectly by us and by our and affiliates. We have policies in place that we are required to follow to ensure that transactions with affiliates are entered into on terms that are at least as favorable to us as those that would be obtainable at the time for a comparable transaction or series of similar transactions in arm’s-length dealings with an unrelated third person. In addition, we do undertake a transfer pricing analysis in accordance with Mexican tax regulations to help ensure that the price paid in any such transaction is fair to us and our affiliated counterparty. We intend to continue to enter into transactions with our subsidiaries and affiliates in the future in conformity with applicable laws. Entering into these types of transactions could cause conflicts of interest to arise. We cannot guarantee that any potential conflict of interest that could arise as a result of transactions with related parties will be resolved advantageously for us. In the event that such conflicts are resolved less advantageously for us, they could adversely affect our business, financial condition and results of operations.

We are subject to risks associated with the concentration of our hotel portfolio in the Hyatt and Accor family of brands. Any deterioration in the quality or reputation of the Hyatt or Accor brands could have an adverse effect on our reputation, business, financial condition, or results of operations.

Our properties currently utilize or are expected to utilize brands owned by Hyatt and Accor. As a result, our ability to attract and retain guests depends, in part, on the public recognition of these brands and their associated reputation. Changes in ownership or management practices, the occurrence of accidents or injuries, force majeure events, crime, individual guest notoriety or similar events at our hotels or other properties managed, owned, or leased by these brands can harm our reputation, create adverse publicity, subject us to legal claims and cause a loss of consumer confidence in our business. If the Hyatt or Accor brands become obsolete or consumers view them as unfashionable or lacking in consistency and quality, we may be unable to attract guests to our hotels, which could adversely affect our business, financial condition, or results of operations. In addition, any adverse developments in Hyatt’s or Accor’s business and affairs, reputation or financial condition could impair its ability to manage our properties and could have a material adverse effect on us.

Contractual and other disagreements with or involving our current and future third-party hotel managers could make us liable to them or result in litigation costs or other expenses.

Our management agreements require us and our managers to comply with operational and performance conditions that are subject to interpretation and could result in disagreements, and we expect this will be true of any management agreements that we enter into with future third-party hotel managers or operators. We cannot predict the outcome of any arbitration or litigation related to such agreements, the effect of any negative judgment against us or the amount of any settlement that we may enter into with any third-party. In the event we terminate a management agreement early and the hotel manager considers such termination to have been wrongful, they may seek damages. Additionally, we may be required to indemnify our third-party hotel managers and affiliates against disputes with third parties pursuant to our management agreements. An adverse result in any of these proceedings could materially and adversely affect our revenues and profitability.

We are dependent on the performance of our managers and could be materially and adversely affected if our managers do not properly manage our hotels or otherwise act in our best interests or if we are unable to maintain a good relationship with our third-party hotel managers.

Our Insurgentes 421 Hotel Complex in Mexico City is managed by Hyatt and Accor pursuant to separate hotel management agreements that expire on December 31, 2043. Once the development of the GIC Complex in Cancun is completed, it is expected to be managed by Hyatt pursuant to management agreements that will expire on December 31, 2038. We could be materially and adversely affected if any third-party hotel manager fails to provide quality services and amenities, fails to maintain a quality brand name or otherwise fails to manage our hotels in our best interest, and could be held financially responsible for the actions and inactions of our third-party hotel managers pursuant to our management agreements. In addition, our third-party hotel managers manage, and in some cases may own or lease, or may have invested in or may have provided credit support or operating guarantees to hotels that compete with our hotels, any of which could result in conflicts of interest. As a result, third-party managers may make decisions regarding competing lodging facilities that are not in our best interests.

The success of our properties largely depends on our ability to establish and maintain good relationships with third-party hotel managers. If we are unable to maintain good relationships with our third-party hotel managers, we may be unable to renew existing management agreements or expand relationships with them. Additionally, opportunities for developing new relationships with additional third-party managers may be adversely affected. This, in turn, could have an adverse effect on our results of operations and our ability to execute our growth strategy. In the event that we terminate any of our management agreements, we can provide no assurances that we could find a replacement hotel manager or that any replacement hotel manager will be successful in operating our hotels. If any of the foregoing were to occur, it could materially and adversely affect us.

Cyber threats and the risk of data breaches or disruptions of our hotel managers’ or our own information technology systems could materially adversely affect our business.

Our hotel managers are dependent on information technology networks and systems, including the internet, to access, process, transmit and store proprietary and customer information, including personally identifiable information of hotel guests, including credit card numbers.

These information networks and systems can be vulnerable to threats such as system, network, or internet failures; computer hacking or business disruption, including through network- and email-based attacks as well as social engineering; cyber-terrorism; cyber extortion; viruses, worms or other malicious software programs; and employee error, negligence or fraud. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, nation-state affiliated actors and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. We rely on our hotel managers to protect proprietary and customer information from these threats. Any compromise of our own network or hotel managers’ networks could result in a disruption to our booking or sales systems or other operations, in increased costs (e.g., related to response, investigation, and notification) or in potential litigation and liability. In addition, public disclosure or loss of customer or proprietary information could result in damage to the hotel manager’s reputation, a loss of confidence among hotel guests, reputational harm for our hotels, potential litigation and increased regulatory oversight, including governmental investigations, enforcement actions, and regulatory fines, any of which may have a material adverse effect on our business, financial condition, and results of operations. In the conduct of our business, we rely on relationships with third parties, including cloud data storage and other information technology service providers, suppliers, distributors, contractors, and other external business partners, for certain functions or for services in support of key portions of our operations. These third-party entities are subject to similar risks as we are relating to cybersecurity, privacy violations, business interruption, and systems and employee failures and an attack against such third-party service provider or partner could have a material adverse effect on our business.

In addition to the information technologies and systems our hotel managers use to operate our hotels, we have our own corporate technologies and systems that are used to access, store, transmit, and manage or support a variety of business processes and employee personally identifiable information. We may be required to expend significant attention and financial resources to protect these technologies and systems against physical or cybersecurity incidents and even then, our security measures may subsequently be deemed to have been inadequate by regulators or courts given the lack of prescriptive measures in data security and cybersecurity laws. There can be no assurance that the security measures we have taken to protect the contents of these systems will prevent failures, inadequacies, or interruptions in system services or that system security will not be compromised through system or user error, physical or electronic break-ins, computer viruses, or attacks by hackers. Any such compromise could have a material adverse effect on our business, our financial reporting and compliance, and could subject us to or result in liability claims, litigation, monetary losses or regulatory oversight, investigations or penalties which could be significant. In addition, the cost and operational consequences of responding to cybersecurity incidents and implementing remediation measures could be significant.

Like many corporations, our information networks and systems are a target of attacks. In addition, third-party providers of data hosting or cloud services may experience cybersecurity incidents that may involve data we share with them. Although the incidents that we have experienced to date have not had a material effect on our business, financial condition or results of operations, such incidents could have a material adverse effect on us in the future.

While we are in the process of obtaining cybersecurity insurance, there are no assurances that the coverage would be adequate in relation to any incurred losses. Moreover, as cyberattacks increase in frequency and magnitude, we may be unable to obtain cybersecurity insurance in amounts and on terms we view as adequate for our operations.

In addition, increased regulation of data collection, use and retention practices, including self-regulation and industry standards, changes in existing laws and regulations, enactment of new laws and regulations, increased enforcement activity, and changes in interpretation of laws, could increase our cost of compliance and operation, limit our ability to grow our business or otherwise harm us.

Costs associated with, or failure to maintain, brand operating standards may materially and adversely affect our results of operations and profitability.

The terms of our management agreements generally require us to meet specified operating standards and other terms and conditions, and compliance with such standards may be costly. Failure by us, or any hotel management company that we engage, to maintain these standards or other terms and conditions could result in a franchise license being cancelled or the franchisor requiring us to undertake a costly property improvement program. If an agreement is terminated due to our failure to make required improvements or to otherwise comply with its terms, we also may be liable to the counterparty for a termination payment, which could materially and adversely affect our results of operations and profitability.

If we were to lose a brand license, the underlying value of a particular hotel could decline significantly (including from the loss of brand name recognition, marketing support, guest loyalty programs, brand manager or franchisor central reservation systems or other systems), which could require us to recognize an impairment on the hotel. Furthermore, the loss of a franchise license at a particular hotel could harm our relationship with the franchisor or brand manager and cause us to incur significant costs to obtain a new franchise license or brand management agreement for the particular hotel. Accordingly, if we lose one or more franchise licenses or brand management agreements, it could materially and adversely affect our results of operations and profitability as well as limit or slow our future growth.

Our efforts to develop, redevelop or renovate our properties, in connection with our active asset management strategy, could be delayed or become more expensive, which could reduce revenues or impair our ability to compete effectively.

If not maintained, the condition of certain of our properties could negatively affect our ability to attract guests or result in higher operating and capital costs. These factors could reduce revenues or profits from these properties. There can be no assurance that our planned replacements and repairs will occur, or even if completed, will result in improved performance. In addition, these efforts are subject to a number of risks, including the following: construction delays or cost overruns; delays in obtaining, or failure to obtain, zoning, occupancy and other required permits or authorizations; government restrictions on the size or kind of development; changes in economic conditions that may result in weakened or lack of demand for improvements that we make or negative project returns; and lack of availability of rooms or meeting spaces for revenue-generating activities during construction, modernization or renovation projects. If our properties are not updated to meet guest preferences or brand standards under our management and franchise agreements, if properties under development or renovation are delayed in opening as scheduled, or if renovation investments adversely affect or fail to improve performance, our operations and financial results could be negatively affected.

Our properties are geographically concentrated in Mexico City, Cancun and Ensenada and, accordingly, we could be disproportionately harmed by adverse changes to these markets, natural disasters, climate change and related regulations.

Our existing and projected entire room count is concentrated in Mexico City and Cancun. This concentration exposes us to greater risk to local economic or business conditions, changes in hotel supply in these markets, and other conditions than more geographically diversified hotel companies. An economic downturn, an increase in hotel supply, a force majeure event, a natural disaster, changing weather patterns and other physical effects of climate change (including supply chain disruptions), a terrorist attack or similar event in any one of these markets likely would cause a decline in the hotel market and adversely affect occupancy rates, the financial performance of our hotels in these markets and our overall results of operations, which could be material, and could significantly increase our costs.

Over time, our hotel properties located in coastal markets, and other areas that may be impacted by climate change are expected to experience increases in storm intensity and rising sea-levels causing damage to our hotel properties, while hotels in other markets may experience prolonged variations in temperature or precipitation that may limit access to the water needed to operate our hotel properties, increasing operating costs at our hotels, such as the cost of water or energy, and requiring us to expend funds as we seek to repair and protect our hotels against such risks. The effects of climate change may also affect our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable in areas most vulnerable to such events. There can be no assurance that climate change will not have a material adverse effect on our hotels, operations, or business.

If the insurance that we carry does not sufficiently cover damage or other potential losses or liabilities involving our properties, including as a result of terrorism and climate change, our profits could be reduced.

Because certain types of losses are uncertain, including natural disaster, the effects of climate change or other catastrophic losses, they may be uninsurable or prohibitively expensive. There are also other risks that may fall outside the general coverage terms and limits of our policies. Market forces beyond our control could limit the scope of the insurance coverage that we can obtain or may otherwise restrict our ability to buy insurance coverage at reasonable rates. In the event of a substantial loss, the insurance coverage that we carry may not be sufficient to pay the full value of our financial obligations, our liabilities or the replacement cost of any lost investment or property. Furthermore, certain of our properties may qualify as legally permissible nonconforming uses and improvements, including certain of our iconic and most profitable properties, and we may not be permitted to rebuild such properties as they exist now or at all, regardless of insurance proceeds, if such properties are destroyed. Any loss of this nature, whether insured or not, could materially adversely affect our results of operations and prospects.

We are subject to risks associated with the employment of hotel personnel, particularly with hotels that employ unionized labor, which could increase our operating costs, reduce the flexibility of our hotel managers to adjust the size of the workforce at our hotels and could materially and adversely affect our revenues and profitability.

While our hotel managers are and will be primarily responsible for hiring and maintaining the labor force at our hotels, we are subject to the costs and risks generally associated with the hotel labor force, and increased labor costs due to factors like labor shortages and resulting increases in wages, additional taxes, or requirements to incur additional employee benefits costs may adversely impact our operating costs. Labor costs, including wages, can be particularly challenging at those of our hotels with unionized labor, and additional hotels may be subject to new collective bargaining agreements in the future.

From time to time, strikes, lockouts, public demonstrations or other negative actions and publicity may disrupt hotel operations at any of our properties, negatively impact our reputation or the reputation of our brands, or harm relationships with the labor forces at our properties in operation or under development. We also may incur increased legal costs and indirect labor costs as a result of contract disputes or other events. The resolution of labor disputes or new or re-negotiated labor contracts could lead to increased labor costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. Furthermore, labor agreements may limit the ability of our hotel managers to reduce the size of hotel workforces during an economic downturn because collective bargaining agreements are negotiated between the hotel managers and labor unions. As we do not directly employ the employees at our hotels, we do not have the ability to control the outcome of these negotiations.

Terrorist acts, armed conflict, civil unrest, criminal activity, and threats thereof, and other events impacting the security of travel or of our contractors or the perception of security of travel or that of our contractors could adversely affect the demand for travel generally and demand for vacation packages at our hotels or the timely development of our hotels.

Past acts of terrorism and violent crime have had an adverse effect on tourism, travel and the availability of air service and other forms of transportation. The threat or possibility of future terrorist acts, an outbreak, escalation and/or continuation of hostilities or armed conflict abroad, such as the war between Russia and Ukraine and the Israel-Palestine conflict, criminal violence, civil unrest, or the possibility thereof, the issuance of travel advisories by sovereign governments, and other geopolitical uncertainties have had and may have an adverse impact on the demand for vacation packages and consequently the pricing for vacation packages. Decreases in demand and reduced pricing in response to such decreased demand would adversely affect our business by reducing our profitability.

All the properties in our portfolio are located in Mexico, and Mexico has experienced criminal violence for years, primarily due to the activities of drug cartels and related organized crime. There have occasionally been instances of criminal violence near our properties, including our properties under development in Cancun and Ensenada. Criminal activities and the possible escalation of violence or other safety concerns, including food and beverage safety concerns, associated with them in regions where our resorts are located, or an increase in the perception among our prospective guests of an escalation of such violence or safety concerns, could instill and perpetuate fear among prospective guests and may lead to a loss in business at our properties in Mexico because these guests may choose to vacation elsewhere or not at all. In addition, increases in violence, crime or civil unrest or other safety concerns in any other location where we may own a resort in the future may also lead to decreased demand for our resorts and negatively affect our business, financial condition, liquidity, results of operations and prospects.

There is increased competition from global hospitality branded companies in the all-inclusive market segment.

As demand for all-inclusive stays has increased, we have seen U.S. and European global hospitality branded companies enter the all-inclusive market segment. Increased competition from global branded hospitality companies may result in reduced market share and lower returns on investment for us as the increasing interest of global hospitality brands in the all-inclusive segment attracts more institutional capital to our target markets, increasing competition for the acquisition of hospitality assets. The entrance by global branded hospitality companies into the all-inclusive market segment may impact our ability to secure third-party management agreements as global hospitality branded companies are able to offer management agreements bundled with their branding services and a lower fee structure, resulting in increased competition for the management of all-inclusive resorts.

We have significant exposure to currency exchange rate risk.

Revenue from hotel operations is primarily received in U.S. dollars and the majority of our operating expenses are incurred locally at our properties and are denominated in Mexican Pesos. Our outstanding debt borrowings are payable largely in U.S. dollars and our functional reporting currency is Mexican Pesos. An increase in the relative value of the Mexican Peso, in which we incur most of our costs, relative to the U.S. dollar, in which our revenue from operations is primarily denominated, would adversely affect our results of operations. Our current policy is not to hedge against changes in foreign exchange rates and we therefore may be adversely affected by appreciation in the value of the Mexican Peso against the U.S. dollar, or to prolonged periods of exchange rate volatility. These fluctuations may negatively impact our financial condition, liquidity, and results of operations to the extent we are unable to adjust our pricing accordingly.

Furthermore, appreciation of the Mexican Peso relative to the U.S. dollar could make fulfillment of our U.S. dollar denominated obligations more challenging and could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Our projects, and any future acquisition, expansion, repositioning, and rebranding projects will be subject to timing, budgeting, and other risks, which could have a material adverse effect on us.

We may develop, acquire, expand, reposition, or rebrand resorts (such as the GIC Complex, the Resort Property in Baja Development Project and the Baja Park Development Project we are currently developing or expect to begin developing) from time to time as suitable opportunities arise, taking into consideration general economic conditions. To the extent that we determine to develop, acquire, expand, reposition, or rebrand resorts, we could be subject to risks associated with, among others:

•	construction delays or cost overruns that may increase project costs;

•	receipt of zoning, occupancy and other required governmental permits and authorizations;

•	strikes or other labor issues;

•	development costs incurred for projects that are not pursued to completion;

•	investment of substantial capital without, in the case of developed or repositioned resorts, immediate corresponding income;

•	results that may not achieve our desired revenue or profit goals;

•	acts of nature such as earthquakes, hurricanes, floods or fires that could adversely impact a resort;

•	ability to raise capital, including construction or acquisition financing; and

•	governmental restrictions on the nature or size of a project.

We have seen certain construction timelines lengthen due to competition for skilled construction labor, disruption in the supply chain for materials, especially as a result of COVID-19, and these circumstances could replicate or worsen in the future. As a result of the foregoing, we cannot assure you that any development, acquisition, expansion, repositioning and/or rebranding project, including the development of the GIC Complex, the Resort Property in Baja Development Project and the Baja Park Development Project, will be completed on time or within budget or if the ultimate rates of investment return are below the returns forecasted at the time the relevant project was commenced. If we are unable to complete a project on time or within budget, the resort’s projected operating results may be adversely affected, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Given the beachfront locations of the GIC Complex, we are particularly vulnerable to extreme weather events, such as hurricanes, which may increase in frequency and severity as a result of climate change and adversely affect our business.

We have been and may continue to be adversely impacted by the consequences of climate change, such as increases in the frequency, duration and severity of extreme weather events and changes in precipitation and temperature, which have resulted and may continue to result in physical damage or a decrease in demand for our properties, all of which are located in coastal beachfront locations that are vulnerable to significant property damage from hurricanes, tropical storms and flooding. Although we believe we have adequate insurance, there is no assurance that, given the increasing burdens on insurance companies from extreme weather events, we will be able to continue to obtain adequate insurance against these types of losses, or that our insurers will in the future be in a position to satisfy our claims. In addition, the costs of insurance against these types of events have increased in recent years.

In addition, changes in applicable legislation and regulation on climate change could result in increased capital expenditures, such as a result of changes in building codes or requirements to improve the energy efficiency of the properties. In addition, the ongoing transition to non-carbon-based energy presents certain risks for us and our target customers, including macroeconomic risks related to high energy costs and energy shortages, among other things. Furthermore, legislative, regulatory, or other efforts to combat climate change or other environmental concerns could result in future increases in taxes, restrictions on or increases in the costs of supplies, transportation, and utilities, any of which could increase our operating costs, and necessitate future investments in facilities and equipment.

Climate change also presents additional risks beyond our control which can adversely impact demand for hospitality products and services, our operations, and our financial results. For example, GIC Complex properties are located at or around sea level and are therefore vulnerable to rising sea levels and erosion. Climate change-related impacts may also result in a scarcity of resources, such as water and energy, at some or all of the regions in which our results are located. Furthermore, increasing awareness around sustainability, the impact of air travel on climate change and the impact of over-tourism may contribute to a reduction in demand from certain guests visiting our resorts.

We also face investor-related climate risks. Investors are increasingly taking into account environmental, social, and governance factors, including climate risks, in determining whether to invest in companies. Our exposure to the risks of climate change may adversely impact investor interest in our securities. These risks also include the increased pressure to make commitments, set targets, or establish goals to take actions to meet them, which could expose us to market, operational, execution and reputational costs or risks.

Consequences of climate change, such as the appearance of large masses of sargassum seaweed in the Yucatán Peninsula and beach erosion effects, could result in decreased tourism appetite in Cancun, which could have a material adverse effect on our business.

Cancun has been exposed to elevated sea levels. Rising sea level in the Caribbean creates, among others, beach erosion, storm surges of hurricanes, and large masses of sargassum seaweed. The impact of hurricanes, such as Hurricane Wilma in 2005, can cause the sand in the beaches to be washed away. As sea level rises, storm surges from hurricanes will be higher. Since 2009, Mexico launched a project to restore seven miles of beach and is expected to continue.

In recent years, the quantity of sargassum seaweed that has washed up onshore in various geographies in Mexico has increased. If not removed promptly, the sargassum seaweed can overrun the beach, making it difficult to access the water and it generates a foul odor if allowed to rot on the beach. In recent years, the heightened level of sargassum seaweed has led to negative media coverage and increased awareness of the potential problem.

Since 2011, tourism to Mexico’s Yucatán Peninsula has been heavily impacted by large masses of sargassum seaweed washing up on the beaches, with the largest seaweed event occurring in 2019. Seaweed deters beach tourism, potentially shifting tourism inland towards many types of recreational activities, such as theme parks, cenotes (sinkholes), cultural tours and restaurants, or to beach destinations in other regions or countries. Since the first massive seaweed arrivals in Mexico in 2011, there have been a number of initiatives to investigate the impacts and management of sargassum in the region. In 2019, a government’s sargassum containment strategy headed by the Ministry of Navy was established. The existence of large masses of sargassum seaweed in the Yucatán Peninsula could materially and adversely affect our operating results.

Although the GIC Complex is located on the Nichupté Lagoon and not on the beach, a decrease in the attractiveness of the overall Cancun area as a tourist destination as a result of the above could have a material adverse effect on our business.

We cannot predict the impact that changing climate conditions, as well as legal, regulatory, and social responses thereto, may have on our business.

Various scientists, environmentalists, international organizations, regulators, and other commentators believe that global climate change has added, and will continue to add, to the unpredictability, frequency, and severity of natural disasters (including, but not limited to, hurricanes, tornadoes, freezes, other storms, and fires) in certain parts of the world. A number of legal and regulatory measures as well as social initiatives have been introduced in an effort to reduce greenhouse gases and other carbon emissions, which some believe may be chief contributors to global climate change. We cannot predict the impact that changing climate conditions, if any, will have on our results of operations or our financial condition. Moreover, we cannot predict how legal, regulatory, and social responses to concerns about global climate change will impact our business.

Furthermore, we anticipate that pending regulations under the General Law on Climate Change (Ley General de Cambio Climático) in Mexico, which are expected to impose an internal system to limit emissions and introduce tradable permits and other measures to achieve its goal of greenhouse gas reduction, may affect our operations and/or result in environmental liability.

Our hotels will require ongoing and often costly maintenance, renovations, and capital improvements.

Our hotels will have an ongoing need for maintenance, renovations, and other capital improvements, including replacements, from time to time, of furniture, fixtures, and equipment. In addition, Hyatt and other internationally recognized hotel brands may require periodic capital improvements by us as a condition of maintaining the use of their brands. We may need to finance the cost of maintenance, renovations and/or capital improvements and we may not have access to financings on reasonable terms or at all. In addition to liquidity risks, these capital improvements may result in declines in revenues while rooms are out of service due to capital improvement projects or other risks. The costs of these capital improvements or any of the above noted factors could have a material adverse effect on us, including our financial condition, liquidity, and results of operations.

Our business is susceptible to reductions in discretionary consumer and corporate spending due to global economic conditions.

Consumer demand for resorts, trade shows, and conventions and the type of luxury amenities that we offer are particularly sensitive to changes in the global economy, which adversely impact discretionary spending on leisure activities. Changes in discretionary consumer spending or consumer preferences brought about by factors such as perceived or actual general global economic conditions, high unemployment, weakness in housing or oil markets, perceived or actual changes in disposable consumer income and wealth, an economic recession, and changes in consumer confidence in the global economy, or fears of war and future acts of terrorism and mass violence have in the past and could in the future reduce customer demand for the type of luxury amenities and leisure activities we expect to offer, which could impose downward pressure on pricing and, in turn, have a significant negative impact on our future operating results. Our success depends in part on our hotel operators’ ability to anticipate consumers’ preferences and react to those trends, and any failure to do so may negatively impact our operating results.

The seasonality of the lodging industry could have a material adverse effect on us.

The lodging industry is seasonal in nature, which can be expected to cause quarterly fluctuations in our revenues. The seasonality of the lodging industry and the location of our hotels in Mexico will generally result in the greatest demand for our resorts between mid-December and April of each year, yielding higher occupancy levels and package rates during this period. This seasonality in demand is expected to result in predictable fluctuations in revenue, results of operations and liquidity, which are expected to be higher during the first quarter of each year than in successive quarters. We can provide no assurances that these seasonal fluctuations will, in the future, be consistent with the historical experience in the sector or whether any shortfalls that occur as a result of these fluctuations will not have a material adverse effect on us.

The cyclical nature of the lodging industry may cause fluctuations in our operating performance, which could have a material adverse effect on us.

The lodging industry is highly cyclical in nature. Fluctuations in operating performance are caused largely by general economic and local market conditions, which subsequently affect levels of business and leisure travel. In addition to general economic conditions, new hotel and resort room supply is an important factor that can affect the lodging industry’s performance, and over-building has the potential to further exacerbate the negative impact of an economic recession. Room rates and occupancy levels tend to increase when demand growth exceeds supply growth. A decline in lodging demand, or increase in lodging supply, could result in returns that are substantially below expectations, or result in losses, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects. Further, the costs of running a hotel tend to be more fixed than variable. As a result, in an environment of declining revenue, the rate of decline in earnings is likely to be higher than the rate of decline in revenue.

The increasing use of internet travel intermediaries by consumers could have a material adverse effect on us.

Some of our vacation packages are expected to be booked through Internet travel intermediaries, including, but not limited to, Travelocity.com, Expedia.com and Priceline.com. As these Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us. If consumers develop loyalty to Internet reservations systems rather than to our booking system or the brands under which we operate, the value of our hotels could deteriorate and we could be materially and adversely affected, including our financial results.

If the hotel operators are unable to recruit, train and retain qualified management and employees, our business could be significantly harmed.

In order to operate our hotels effectively, the operators will need to recruit numerous executives, managers, and employees with hospitality industry experience. We cannot assure you that a sufficient number of qualified employees will be available to meet the hotel operators’ labor needs, particularly given the intense competition for skilled employees in the Mexico City and Cancun markets.

We cannot assure you that our hotel operators will find suitable and qualified candidates for all the positions required to fill before the opening of our hotels. We also cannot assure you that, once hired, the hotel operators will retain their employees or find suitable and qualified replacements for those employees whose employment terminates. If a hotel operator is unable to attract, hire and retain an adequate number of suitable and qualified employees, our business may be significantly impaired.

Our hotels may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage, or cost for remediation and may adversely impact our financial condition and results of operations.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses, and bacteria. Indoor exposure to airborne toxins or irritants can be alleged to cause a variety of adverse health effects and symptoms, including allergies or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our hotels could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants or to increase ventilation and could expose us to liability from third parties if a personal injury occurs.

The departure of any key personnel with significant experience and relationships in the lodging industry from any of our hotels could materially and adversely impede or impair our ability to compete effectively and limit future growth prospects.

We depend on the experience and relationships of the senior management team of our hotel operators to manage the day-to-day operations of the hotels. The hotel operators’ senior management team has an extensive network of lodging industry contacts and relationships. We can provide no assurances that any of the key personnel of the hotel operators will continue working with the hotel operators. The departure of any of our key personnel of the hotel operator who has significant experience and relationships in the lodging industry could materially and adversely impede or impair our ability to compete effectively and limit future growth prospects.

From time to time, we and/or our affiliates may be involved in legal and other proceedings which may have an adverse effect on our properties and operations and/or a negative impact on our reputation.

From time to time, we and/or our affiliates may be involved in disputes with various parties related to the financing, construction, and operation of the properties, including contractual disputes with contractors, suppliers, and construction workers or property damage or personal liability claims. Regardless of the outcome, these disputes may lead to legal or other proceedings and may result in substantial costs, delays in our development schedule, and the diversion of resources and management’s attention. We intend to carry insurance to cover most business risks, but there can be no assurance that the insurance coverage we have will cover all claims that may be asserted against us. Should any ultimate judgments or settlements not be covered by insurance or exceed our insurance coverage, such uncovered losses could increase our costs and thereby lower our profitability. There can also be no assurance that we will be able to obtain the appropriate and sufficient types and levels of insurance once the properties are operating. Our affiliates have in the past been involved in legal and other proceedings and may be involved in other proceedings in the future. Regardless of insurance coverage, if any legal or other proceedings in which we and/or our affiliates may be involved are finally resolved against us and/or our affiliates interest, any such resolution may have a material adverse effect on our properties and operations and/or may negatively impact our reputation.

We and our hotel operators are subject to the risk of increased lodging operating expenses.

Together with the hotel operators, we are subject to the risk of increased lodging operating expenses, including, but not limited to, the following cost elements:

•	wage and benefit costs;

•	repair and maintenance expenses;

•	employee liabilities;

•	energy costs;

•	property and other taxes;

•	insurance costs; and

•	other operating expenses.

We face competition in the lodging industry in Mexico, which may limit our profitability and return to our shareholders.

The lodging industry in Mexico is highly competitive. This competition could reduce occupancy levels and rental revenues at our properties, which would adversely affect our operations. We face competition from many sources. We face competition from other lodging facilities both in the immediate vicinity of our properties and the geographic markets in which the properties will be located. In addition, increases in operating costs due to inflation may not be offset by increased room rates. We also face competition from recognized lodging brands with which we are not associated.

We also face competition from online marketplaces focused on customer-to-customer virtual platforms, like Airbnb, which enables people to lease or rent short-term lodging, including vacation rentals, apartment rentals, homestays, hostel beds, or hotel rooms to its customers.

Some of our competitors may have substantially greater marketing and financial resources than us. If our hotel management companies are unable to compete successfully or if our competitors’ marketing strategies are effective, our business, financial condition and results of operations may be adversely affected.

The need for business-related travel and, thus, demand for rooms in our hotels may be materially and adversely affected by the increased use of business-related technology.

The increased use of teleconference and video-conference technology by businesses could result in decreased business travel as companies increase the use of technologies that allow multiple parties from different locations to participate at meetings without traveling to a centralized meeting location, such as our hotels. To the extent that such technologies play an increased role in day-to-day business and the necessity for business-related travel decreases, demand for our hotel rooms may decrease, and we could be materially and adversely affected.

Lack of sufficient air service to Mexico City or Cancun could adversely affect our revenues and profits.

Nearly all of our prospective international customers travel to Mexico City and Cancun by air. Although we believe that the current level of air service to Mexico City and Cancun is adequate, any interruption or reduction of air service would prevent many prospective customers from visiting our hotels and reduce our sales and the growth of our business. Many of our guests rely on a combination of scheduled commercial airline services and tour operator services for passenger connections, and price increases or service changes by airlines or tour operators could reduce our occupancy rates and revenue levels and, therefore, have a material adverse effect on our business, financial condition, and results of operations.

Many of our guests depend on a combination of scheduled commercial airline services and tour operator services to transport them to airports near our resorts.

Increases in the price of airfare, due to increases in fuel prices or other factors, would increase the overall travel cost to our guests and may adversely affect demand for our hotels. Changes in commercial airline services or tour operator services as a result of strikes, weather or other events, or the lack of availability due to schedule changes or a high level of airline bookings, could reduce our occupancy rates and revenue levels and, therefore, have a material adverse effect on our business, financial condition and results of operations.

Illiquidity of real estate investments could significantly impede our ability to sell our hotels or otherwise respond to adverse changes in our hotel portfolio performance, which could have a material adverse effect on us.

Because real estate investments are relatively illiquid, our ability to sell a hotel promptly for reasonable prices in response to changing economic, financial and investment conditions will be limited. The real estate market is affected by many factors beyond our control that could impact the timing of a disposition, including adverse changes in economic and market conditions, changes in interest and tax rates and in the availability and cost and other terms of debt financing, and changes in governmental laws and regulations.

In addition, we may be required to expend funds to correct defects, terminate contracts or to make improvements before a resort can be sold. We can provide no assurances that we will have funds available, or access to such funds, to correct those defects or to make those improvements. In acquiring or developing a hotel, we may agree to lock-out provisions or tax protection agreements that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our resorts or a need for liquidity could materially and adversely affect us, including our financial results.

Increases in property taxes would increase our operating costs, which could have a material adverse effect on us.

The Insurgentes 421 Hotel Complex, the Vivid Hotel and any future hotels within the GIC Complex are expected to be subject to real estate and personal property taxes, especially upon any development, redevelopment, rebranding, repositioning, and renovation. These taxes may increase as tax rates change and as our properties are assessed or reassessed by taxing authorities. If property taxes increase, we would incur a corresponding increase in our operating expenses, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Our properties and operations are subject to extensive environmental, health and safety laws and regulations. We may incur costs that have a material adverse effect on our financial condition due to any liabilities under, or potential violations of, environmental, health and safety laws and regulations.

Our properties and operations are subject to numerous covenants, laws, regulations, rules, codes and to oversight by various federal, state and local governmental authorities, including those related to ecological ordinance, environmental impact, municipal and/or forest land use changes, health and safety, fire protection and seismic matters in each of the places in Mexico in which we operate.

These laws and regulations require that we obtain, and maintain (as applicable) several permits in connection with the site preparation, construction and operation of our businesses, which can sometimes impose restrictive covenants or are conditioned to the fulfilment of actions such as the obtaining of prior approval from other local authorities or communities so that they become in full force and effect and we can initiate site preparation and construction; the issuance of these permits can also be delayed due to extreme backlog in the processing of authorizations by some authorities, causing rippled delays in our prospective project schedules and may require us to incur significant additional costs on short notice which may adversely affect our financial condition to move forward with the development of our projects. Our growth strategy may be adversely affected by our ability to obtain permits, licenses and approvals. Our failure to obtain such permits, licenses and approvals could have a material adverse effect on our business, financial condition and results of operations.

We are also exposed to the risk of a sudden increase in becoming liable for contamination at any Murano Group’s properties or resorts which could be the result of third-party actions on-site or migrating from nearby areas and/or the number of complaints against us as a result of changes in the existing regulation (or in the interpretation thereof), such as the enactment of various legal reforms to allow class actions, those that seek the protection of indigenous or afro Mexican communities’ rights or to protect other diffuse and collective human rights such as the human right to access to water.

In addition, future changes in the regulation applicable to our industry may result in the risk of temporary water restrictions, revocation of concession titles impeding us to use national assets such as federal maritime terrestrial zones adjacent to our properties, the imposition of bans or restrictions on the use of certain products, vape smoking bans in our restaurants, increases in the taxation of luxury goods or the sale of alcohol or high-calorie beverages, restrictions on the hours of operation of our restaurants, convention centers, etc. and we may incur costs that have a material adverse effect on our results of operations and financial condition as a result thereof or of any liabilities under or potential violations of environmental, health and safety laws and regulations.

We anticipate that the regulation of our business operations under Mexican federal, state and local environmental laws and regulations will increase and become more stringent over time. We cannot predict the effects of such changes, if any, that the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows, capital expenditure requirements or financial condition.

Risks Related to Doing Business in Mexico

All of Murano’s assets are located in Mexico. Therefore, we are subject to political, economic, legal, and regulatory risks specific to Mexico and the Mexican real estate industry and lodging sector and are vulnerable to an economic downturn, other changes in market conditions, acts of violence, or natural disasters in Mexico or in the regions where our properties are located.

Our operating entities are incorporated in Mexico, and all our assets and operations are located in Mexico. As a result, we are subject to political, economic, legal, and regulatory risks specific to Mexico, including the general condition of the Mexican real estate industry, lodging sector, and the Mexican economy, the devaluation of the peso as compared to the U.S. dollar, Mexican inflation, interest rates, regulation, confiscatory taxation and regulation, expropriation, social instability, and political, social, and economic developments in Mexico.

Our business may be significantly affected by the Mexican economy’s general condition, by the depreciation of the peso, inflation, and high-interest rates in Mexico, or by political developments in Mexico. Declines in growth, high rates of inflation, and high-interest rates in Mexico have a generally adverse effect on our operations. If inflation in Mexico increases while economic growth slows, our business, results of operations, and financial condition will be affected. In addition, high-interest rates and economic instability could increase our costs of financing.

In the past, the rating agencies rating Mexico and PEMEX have downgraded both Mexico and PEMEX and/or placed them on negative outlooks. On June 16, 2023, Fitch Ratings has affirmed Mexico’s Long-Term (LT) Foreign Currency (FC) Issuer Default Rating (IDR) at ‘BBB-’; with a stable rating outlook. On July 14, 2023, Moody’s assigned Mexico a rating of Baa2; with a stable rating outlook. We cannot ensure that the rating agencies will not announce downgrades of Mexico and/or PEMEX in the future and any such downgrades could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results, and prospects.

Political instability in Mexico could negatively affect our operating results.

In Mexico, political instability has been a determining factor in business investment. Significant changes in laws, public policies and/or regulations could affect Mexico’s political and economic situation, which could, in turn, adversely affect our business.

Mexican political events may affect our business operations. President Lopez Obrador’s political party and its allies hold a majority in the Chamber of Deputies (Cámara de Diputados) and the Senate (Senado de la República) and a strong influence in various local legislatures. The federal administration has significant power to implement substantial changes in law, policy, and regulations in Mexico, including Constitutional reforms, which could affect our business, results of operations, financial condition, and prospects. We cannot predict whether potential changes in Mexican governmental and economic policy could adversely affect Mexico’s economic conditions or the sector in which we operate. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, results of operations, financial condition, and prospects.

Social and political instability in or affecting Mexico could adversely affect our business, financial condition, and results of operations, as well as market conditions and prices of our securities. These and other future developments in the Mexican political or social environment may cause disruptions to our business operations and decreases in our sales and net income.

Our assets are located in Mexico and are therefore subject to the provisions of the National Law of Domain Extinction (Ley Nacional de Extinción de Dominio).

The National Law of Domain Extinction (Ley Nacional de Extinción de Dominio, the “LNED”) empowers the public prosecutor (agente del ministerio público) to exercise the extinction of domain action with respect to all types of assets related to crimes in a broad range of categories, including organized crime, kidnapping, crimes related to hydrocarbons, oil and petrochemicals, crimes against health, human trafficking, crimes for acts of corruption, cover-ups, crimes committed by public servants, theft of vehicles, resources of illicit origin and extortion. Pursuant to the LNED, the extinction of domain action may be exercised with respect to assets related to any of these crimes, including if the assets are used by a party other than the owner of the asset in order to commit the crime.

The LNED permits a final judgment on domain extinction even in certain cases when the criminal trial has not yet concluded; provided the governmental authority determines that solid and reasonable grounds exist to infer the existence of assets that are covered by the LNED. In such cases, if the affected person were to later prove its innocence and the asset has already been monetized, the affected person would only be able to recover the proceeds from the monetization of the asset.

Legal remedies are available to challenge the enforcement of the LNED on the grounds of a possible violation of human and constitutional rights such as property rights and the presumption of innocence. Should our assets ever be challenged under LNED grounds, in order to defend our rights, it may be necessary to incur significant costs due to litigation and/or full or partial loss of the assets subject to domain extinction proceedings. All of the foregoing could adversely affect our business, financial condition and results of operations.

Fluctuations in the U.S. economy or the global economy, in general, may adversely affect Mexico’s economy and our business.

Mexico’s economy is vulnerable to global market downturns and economic slowdowns. Moreover, Mexico’s economy is largely influenced by economic conditions in the United States and Canada as a result of various factors, including the volume of commercial transactions under the United States–Mexico–Canada Agreement (the “USMCA”) and the level of U.S. investments in Mexico. Therefore, events and conditions that affect the U.S. economy can also directly and indirectly affect our business, financial condition, and results of operations.

The global economy, including Mexico and the United States, has been materially and adversely affected by a significant lack of liquidity, disruption in the credit markets, reduced business activity, rising unemployment, a decline in interest rates, and erosion of consumer confidence during recent periods of recession. This situation has had a direct adverse effect on the purchasing power of our customers in Mexico. The macroeconomic environment in which we operate is beyond our control, and the future economic environment may continue to be less favorable than in recent years. The risks associated with current and potential changes in the Mexican and United States economies are significant and could have a material adverse effect on our business, financial condition, and results of operations.

Developments in other countries, particularly the United States, could materially affect the Mexican economy and, in turn, our business, financial condition and results of operations.

The U.S. economy heavily influences the Mexican economy, and therefore, the deterioration of the United States’ economy, the status of the USMCA or other related events may impact the economy of Mexico. Economic conditions in Mexico have become increasingly correlated to economic conditions in the United States as a result of the North American Free Trade Agreement, which has induced higher economic activity between the two countries and increased the remittance of funds from Mexican immigrants working in the United States to Mexican residents. In 2023 Mexico surpassed China as the largest exporter to the U.S. and on an annual basis, as of December 31, 2023, U.S.$475.6 billion or 80.2% of Mexico’s total exports were purchased by the United States, the single country with the highest share of trade with Mexico. It is currently unclear what the results of the USMCA and its implementation will be. The new terms of the USMCA could have an impact on Mexico’s economy generally and job creation in Mexico, which could significantly adversely affect our business, financial performance, and results of operations.

Likewise, any action taken by the current U.S. or Mexico administrations, including changes to the USMCA and/or other U.S. government policies that may be adopted by the U.S. administration, could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, reduced commercial activity or bilateral trade or declining foreign direct investment in Mexico. In addition, increased or perceptions of increased economic protectionism in the United States, Mexico and other countries could potentially lead to lower levels of trade and investment and economic growth, which could have a similarly negative impact on the Mexican economy. These economic and political consequences could adversely affect our business, financial condition, and results of operations.

We cannot make assurances that any events in the United States or elsewhere will not materially and adversely affect us.

General economic uncertainty and weak demand in the lodging industry could have a material adverse effect on us.

Our business strategy depends significantly on demand for vacations generally and, more specifically, on demand for all-inclusive vacation packages. Weak economic conditions and other factors beyond our control, including high levels of unemployment and underemployment, in North America, especially the United States and Mexico, Europe and Asia could reduce the level of discretionary income or consumer confidence in the countries from which we source our guests and have a negative impact on the lodging industry. We cannot provide any assurances that demand for all-inclusive vacation packages will remain consistent with or increase from current levels. Furthermore, our business is focused primarily on, and our acquisition strategy targets the acquisition of resorts in, the all-inclusive segment of the lodging industry (and properties that we believe can be converted into all-inclusive resorts in a manner consistent with our business strategy). This concentration exposes us to the risk of economic downturns in the lodging industry broadly and, more specifically, in the leisure dominated all-inclusive segment of the lodging industry. As a result of the foregoing, we could experience a prolonged period of decreased demand and price discounting in our markets, which would negatively affect our revenues and could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

If the Mexican government imposes exchange controls and/or other similar restrictions, the Mexican economy and our operations may be negatively affected.

In the past, the Mexican economy has experienced a balance of payment deficits and shortages in foreign exchange reserves. There can be no assurance that the Mexican government will not institute a restrictive exchange control policy or other restrictions. If the Mexican government imposes exchange controls and/or other similar restrictions, the Mexican economy and our operations may be negatively affected.

Security risks in Mexico could increase, and this could adversely affect the Mexican economy and our business, financial condition, and results of operations.

In recent years, Mexico has experienced a period of increasing criminal activity and particularly high homicide rates, primarily due to organized crime. The presence of violence among drug cartels, and between these and the Mexican law enforcement and armed forces, or an increase in other types of crime, pose a risk to our business, and might negatively impact business continuity.

In August 2023, the U.S. Department of State updated its travel advisory to U.S. citizens about the risk of traveling to certain regions in Mexico due to threats to safety and security posed by organized criminal groups. While no travel restrictions are in place for U.S. government employees for Mexico City or Quintana Roo state (including Cancun), the U.S. Department of State suggests exercising increased caution due to crime in these areas. Continuing travel advisories by the U.S. Department of State in these and other states, and any future travel advisories issued by the U.S. or other countries could reduce tourism to Mexico generally or any of the regions in which our hotels are located. Any such decline could adversely affect occupancy at our hotels, which could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and antitrust laws and regulations in Mexico. Any violation of any such laws or regulations could have a material adverse impact on our reputation and results of operations and financial condition.

We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations of Mexico. In addition, we are subject to regulations on economic sanctions that restrict our dealings with certain sanctioned countries, individuals, and entities. There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud, or violations of law by our affiliates, employees, directors, officers, partners, agents, and service providers or that any such persons will not take actions in violation of our policies and procedures. Any violations by us of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition.

We are subject to laws applicable to the development of our properties, including stricter environmental laws and regulations.

The development of our properties is subject to strict regulations at federal and local levels. If we fail to comply with these regulations, we could be subject to fines and/or lose the right to develop the properties. Government agencies are empowered to implement laws, regulations, and standards that could adversely affect the operations and the value of the Properties, which could rely on political considerations.

In addition, the viability of hotel developments could depend on obtaining permits, authorizations, concessions, and other contracts issued by federal or local governmental authorities. If we fail to obtain any such permits, authorizations, concessions and other contracts, our hotel development projects could be subject to fines and/or we could lose the right to develop the projects.

The hotel development projects are also subject to compliance with Mexican environmental laws, which in recent years became stricter and resulted in additional compliance-related expenses. Mexican federal authorities, including the Ministry of Environment and Natural Resources, the Federal Environmental Protection Agency, the Mexican Water Commission, and local authorities, are empowered to file civil, administrative, and criminal proceedings against companies that violate environmental laws, the terms of their permits, and/or cause environmental damages. They may also halt any development that does not comply with applicable law.

We are also subject to certain environmental compliance costs, including associated air emissions, the use, storage and disposal of hazardous and toxic substances, and wastewater disposal. Our failure to comply with any such laws, including any required permits or licenses, or publicity resulting from actual or alleged compliance failures, could result in substantial fines or possible revocation of our authority to conduct some of our operations or otherwise have an adverse effect on our business. Environmental laws may also impose potential liability on a current or former owner or operator of real property for, among other things, investigation, removal, or remediation of hazardous or toxic substances at our currently or formerly owned or leased real property, regardless of whether or not we knew of, or caused, the presence or release of such substances. From time to time, we may be required to remediate such substances or remove, abate, or manage asbestos, mold, radon gas, lead, or other hazardous conditions at our properties. The presence or release of such toxic or hazardous substances at our currently or formerly owned or leased properties could result in limitations on or interruptions to our operations or in third-party claims for personal injury, property or natural resource damages, business interruption or other losses, including liens in favor of the government for costs the government incurs in cleaning up contamination. Such claims and the need to investigate, remediate or otherwise address hazardous, toxic, or unsafe conditions could adversely affect our operations, the value of any affected real property, or our ability to sell, lease or assign our rights in any such property, or could otherwise harm our business or reputation. In addition, we also may be liable for the costs of remediating contamination at off-site waste disposal facilities to which we have arranged for the disposal, transportation, or treatment of hazardous substances without regard to whether we complied with environmental laws in doing so. Environmental, health and safety requirements have also become, and may continue to become, increasingly stringent, and our costs may increase as a result. New or revised laws and regulations or new interpretations of existing laws and regulations, such as those related to climate change, could affect the operation of our properties, or result in significant additional expense and operating restrictions on us or our hotel managers.

The development of properties in Mexico is subject to laws and regulations governing urban development, sanitation, security, and protection of the environment. With respect to environmental matters, we could be subject to financial and other liabilities pursuant to laws and regulations relating to the management of hazardous waste and contaminated sites. These laws and regulations could require the affected property owners to absorb the costs of cleaning and remediating such sites jointly and severally with the sellers of the property without regard to fault and independent of any claims the owners of the affected property may have against sellers of the property. Additionally, the transfer of contaminated sites is subject to the approval of the Secretary of Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales, or “SEMARNAT”). If SEMARNAT’s authorization is not obtained within the timeframe required for a transaction, we may incur additional costs and delays relating to the expansion of our portfolio or the disposition of properties.

Additionally, the Mexican government has the authority to initiate civil, administrative, or criminal legal actions against companies and enjoin developments that do not comply with applicable environmental laws.

It is possible that our properties could require cleaning and remediation, for which the costs could be high and not covered by our insurance policies. In addition, if any of our properties are subject to applicable environmental laws, we could incur delays in development and additional expenses for cleaning and remediation.

Our failure to comply with applicable laws and regulations related to our hotel development projects, including environmental laws, could have material adverse effect on our business, financial condition, and results of operations.

Governmental regulation may adversely affect the operation of our properties and our business as a whole.

The hotel industry is subject to extensive federal, state, and local governmental regulations, including those relating to the service of alcoholic beverages, the preparation and sale of food, building and zoning requirements and data protection, cybersecurity, and privacy. We and our hotel managers are also subject to licensing and regulation by state and local departments relating to health, sanitation, fire, and safety standards, and to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. Our existing systems may be unable to satisfy changing regulatory requirements and employee and customer expectations or may require significant additional investments or time to do so.

Risks Related to Murano Following the Consummation of the Business Combination

Murano will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, Murano will incur significant legal, accounting, and other expenses that it did not incur as a private company. For example, Murano is subject to the reporting requirements of the Exchange Act and is required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and Nasdaq.

We expect that compliance with these requirements will increase legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, our management and other personnel may be required to divert their attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we are incurring significant expenses and devoting substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase further when Murano is no longer an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As a public company, Murano will likely hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function.

Murano is an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make our securities less attractive to investors.

Murano is an “emerging growth company,” as defined in the JOBS Act. As a result, Murano is taking advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, the ability to furnish two rather than three years of income statements and statements of cash flows in various required filings, and not being required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. As a result, our shareholders and prospective investors may not have access to certain information that they deem important. Murano could be an emerging growth company for up to five years, although it could lose that status sooner if its gross revenue exceeds U.S.$1.07 billion, if Murano issues more than U.S.$1.0 billion in nonconvertible debt in a three-year period, or if the fair value of its shares held by non-affiliates exceeds U.S.$700.0 million (and Murano has been a public company for at least 12 months and have filed one annual report on Form 20-F).

We cannot predict if prospective investors will find our securities less attractive if we rely on these exemptions. If they find our securities less attractive as a result, there may be a less active trading market for our securities and our share price may be more volatile.

Murano may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses, and subject us to U.S. GAAP reporting requirements which may be difficult for us to comply with.

As a “foreign private issuer,” Murano is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024.

In the future, Murano could lose its foreign private issuer status if a majority of its ordinary shares are held by residents in the United States and it fails to meet any one of the additional “business contacts” requirements. Although Murano intends to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, its loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to Murano under U.S. securities laws if it is deemed a U.S. domestic issuer may be significantly higher. If Murano is not a foreign private issuer, it will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, it would become subject to the Regulation FD promulgated by the SEC, aimed at preventing issuers from making selective disclosures of material information. It also may be required to modify certain of its policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, it may lose our ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. Nasdaq rules also require shareholder approval of certain share issuances, including approval of equity compensation plans. As a foreign private issuer, Murano is permitted to follow home country practice in lieu of the above requirements. While it is not currently using the following exemptions from certain Nasdaq corporate governance standards as of the date of this annual report, as long as it relies on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on its board of directors are not required to be independent directors, its remuneration committee is not required to be comprised entirely of independent directors and it will not be required to have a nominating and corporate governance committee. Also, Murano would be required to change its basis of accounting from IFRS as issued by the IASB to U.S. GAAP, which may be difficult and costly for it to comply with. If Murano loses its foreign private issuer status and fails to comply with U.S. securities laws applicable to U.S. domestic issuers, it may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq, and other regulators, among other materially adverse consequences.

Murano Group’s financial reporting infrastructure requires enhancement to meet the requirements of a public company.

We are required to meet onerous standards of financial reporting and control to satisfy the needs of a company listed on Nasdaq and significant changes and enhancements are required to staffing and infrastructure to deliver these requirements. The Murano Group is the combination of several private entities under common control; however, such entities were previously managed as a family business. We were not previously required to perform an evaluation of internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act and it is likely if an evaluation had been performed, certain control deficiencies may have been identified, and those control deficiencies could have also represented one or more material weaknesses. In fact, in connection with the preparation of the Murano Group Combined Financial Statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021, material weaknesses in internal controls over our financial reporting were identified and include the following:

•	Lack of management review regarding the identification and assessment of the proper accounting of unusual significant transactions,
•	Lack of technical personel with an appropriate level of technical experience required for timely and accurate financial accounting in accordance with IFRS and reporting requirements, and
•	Lack of sufficient technological infrastructure.

The Murano Group is in the process of enhancing the financial reporting infrastructure and internal control environment for the newly combined business including the hiring of suitably qualified personnel with appropriate technical accounting knowledge and experience with respect to the design and implementation of a robust system of internal controls, the application of IFRS, and the implementation of a reporting structure to deliver internal and external reporting befitting a Nasdaq listed company. We cannot assure you these actions will be effective to address any material weaknesses and if unable to successfully address we could be unable to report financial results accurately on a timely basis. Any failure to timely provide required financial information could materially and adversely impact us, including a potential loss of investor confidence or delisting.

We may not be able to satisfy the listing requirements of Nasdaq or maintain a listing of our common stock on Nasdaq.

We are required to meet certain financial and liquidity criteria to maintain our Nasdaq listing. If we violate Nasdaq listing requirements or fail to meet any of its listing standards our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock would significantly impair our ability to raise capital and the value of your investment.

The fair value of our fixed assets requires subjective judgement and may be subject to volatility, which could significantly affect our financial condition.

The valuation of our fixed assets is inherently subjective due to the individual nature of the assets as well as the observable and un-observable inputs that are used in the calculation, as a result, valuations are subject to uncertainty. Our fixed assets measured at fair value include land, construction in process and investment properties. The accounting policy choice under IFRS is a matter of judgement, in which case we believe that best reflects the nature of our business. We determine the fair value of our assets using accredited independent appraisers.

Observable and un-observable inputs may be subject to change, volatility, uncertainty and may not be available in the future periods. As a result, there is no assurance that the valuations of our interests in the properties reflected in our financial statements would reflect actual sale prices even where any such sales occur shortly after the financial statements are prepared.

Our results of operations include losses on revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect our business, results of operations and financial condition.

For the year ended December 31, 2023, we had a loss on revaluation of investment properties of Ps.$86.6 million. In particular, the loss impacted our profit before income tax for the respective fiscal year. The downward revaluation adjustment reflects an  unrealized capital loss on our investment properties during the relevant periods, but the adjustments were not actual cash flow transactions or generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, we will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and will be subject to market fluctuations.

We cannot guarantee whether changes in market conditions will increase, maintain or decrease the fair value gains on our investment properties at historical levels or at all. In addition, the fair value of our investment properties may materially differ from the amount we receive from any actual sale of an investment property. If there is any material downward adjustment in the revaluation of our investment properties in the future or if our investment properties are disposed of at significantly lower prices than their valuation or appraised value, our business, results of operations and financial condition may be materially and adversely affected.

The fair value of our fixed  assets (including construction in process and land) may be harmed by certain factors that may entail impairment losses not previously recorded, which would affect our financial results, our financial condition and thus the satisfaction of financial covenants.

Certain circumstances may affect the fair value of our real estate assets (whether operating or under construction), including, among other things: (i) a decrease in the average room rates and occupancy rates in our Insurgentes 421 Hotel Complex and the Vivid Hotel, (ii) an increase in the applicable discounts rates at which we discount the anticipated operational cash flow of our assets, (iii) the absence of or modifications to permits or approvals required for the construction and/or operation of any real estate asset, (iv) delays in completion of works beyond the anticipated target, (v) cost overruns, (vi) potential lawsuits that may affect our operations, whether or not we are a party thereto, (vii) full or partial eminent domain proceedings (with or without compensation) regarding such real estate assets; and (viii) findings indicating soil or water contamination or the existence of historical or geological antiquities that may require us to absorb significant cleaning, purification or preservation costs. In addition, certain laws and regulations applicable to our business where the legislation process undergoes constant changes may be subject to frequent and substantially different interpretations, and agreements which may be interpreted by governmental authorities so as to shorten the term of use of real estate, which may be accompanied by a demolition or nationalization order with or without compensation, may significantly affect the value of such real estate asset.

In addition to the items set forth above, our investment in our Insurgentes 421 Hotel Complex and the Vivid Hotel is subject to varying degrees of risk related to the ownership and operation of real property. The fair value of the assets and income from our Insurgentes 421 Hotel Complex and the Vivid Hotel may be materially adversely affected by:

•	changes in global and national economic conditions, including global or national recession;

•	a general or local slowdown in the real property market, such as the recent global slowdown;

•	political events that may have a material adverse effect on the hotel industry;

•	competition from other lodging facilities, and oversupply of hotel rooms in Mexico City and Cancun;

•	material changes in operating expenses, including as a result of changes in real property tax systems or rates or labor laws;

•	changes in the availability, cost and terms of financing;

•	the effect of present or future environmental laws;

•	our ongoing need for capital improvements and refurbishments; and

•	material changes in governmental rules and policies.

Murano may be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of Murano Ordinary Shares or Murano Warrants.

In general, a non-U.S. corporation, such as Murano, will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, (i) 75% or more of its gross income is passive income, and/or (ii) 50% or more of the value of its assets (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

Based on the expected composition of Murano’s gross assets and income and the manner in which Murano expects to operate its business in 2024 and future years, Murano does not expect to be classified as a PFIC for U.S. federal income tax purposes for Murano’s 2024 taxable year or in the foreseeable future. However, whether Murano is a PFIC is a factual determination made annually, and Murano’s status could change depending, among other things, upon changes in the composition and relative value of its gross receipts and assets. Accordingly, there can be no assurances Murano will not be a PFIC for its 2024 taxable year or any future taxable years.

If Murano is a PFIC for any taxable year during which a U.S. holder owns Murano Ordinary Shares, the U.S. holder generally will be subject to adverse U.S. federal income tax consequences and additional reporting requirements. U.S. holders of Murano Ordinary Shares and Murano Warrants should consult their tax advisors regarding the application of the PFIC rules to Murano and the risks of investing in a company that may be a PFIC. See “Material U.S. Federal Income Tax Considerations—Application of the PFIC Rules to Murano Ordinary Shares and Murano Warrants.”

Risk Related to the Ownership of Murano Ordinary Shares Following the Business Combination

Murano’s board of directors and management have significant control over Murano’s business.

Murano’s directors and executive officers beneficially own, directly or indirectly, in the aggregate, approximately 69,100,000 Murano Ordinary Shares, representing a maximum aggregate of approximately 87.2% of the combined voting power of Murano’s outstanding capital stock (excluding any warrants, options or other securities exercisable for Murano Ordinary Shares). As a result, in addition to their day-to-day management roles, Murano’s executive officers and directors are able to exercise significant influence on Murano’s business as shareholders, including influence over election of members of the board of directors and the authorization of other corporate actions requiring shareholder approval.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our securities, the price of our securities could decline.

The trading market for Murano’s securities will be influenced by the research and reports that industry or securities analysts may publish about Murano, its business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on Murano. If no securities or industry analysts commence coverage of Murano, Murano’s share price and trading volume would likely be negatively impacted. If any of the analysts who may cover Murano change their recommendation regarding Murano Ordinary Shares adversely, or provide more favorable relative recommendations about its competitors, the price of Murano Ordinary Shares would likely decline. If any analyst who may cover Murano were to cease coverage or fail to regularly publish reports, Murano could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.

Murano’s pre-Business Combination shareholders and the HCM Initial Shareholders are subject to lock-ups and as a result, there may be limited liquidity for Murano Ordinary Shares.

Murano’s pre-Business Combination shareholders and the HCM Initial Shareholders, who are subject to lock-ups, hold maximums of approximately 87.2% and 11.1%, respectively, of Murano Ordinary Shares following the Business Combination exclusive of the dilutive impact of the exercise and conversion of certain securities. On a fully-diluted basis, the HCM Initial Shareholders hold a maximum of 9.2% of the total outstanding shares. Such shareholders are subject to the lock-ups described elsewhere in this annual report, and as a result there may initially be limited liquidity in the trading market for our shares. In addition, even once the applicable lock-up periods expire, the liquidity for our shares may remain limited given the substantial holdings of such shareholders, which could make the price of our shares more volatile and may make it more difficult for investors to buy or sell large amounts of our shares.

As there are no current plans to pay cash dividends on Murano Ordinary Shares for the foreseeable future, you may not receive any return on investment unless you sell Murano Ordinary Shares for a price greater than that which you paid for it.

Murano may retain future earnings, if any, for future operations, expansion and debt repayment and has no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of Murano’s board of directors and will depend on, among other things, Murano’s results of operations, financial condition, cash requirements, contractual restrictions, applicable law and other factors that Murano’s board of directors may deem relevant. In addition, Murano’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness it or its subsidiaries incur. As a result, you may not receive any return on an investment in Murano Ordinary Shares unless you sell your shares for a price greater than that which you paid for it.

If Murano were to pay dividends, holders of Murano Ordinary Shares could be subject to withholding taxes on those dividends.

As a matter of current United Kingdom tax law, Murano is not required to withhold any amounts on account of United Kingdom tax at source from dividend payments it makes in respect of the Murano Ordinary Shares. However, there is no guarantee that the United Kingdom will not change its laws in the future to impose withholding tax on dividends.

An active trading market for Murano Ordinary Shares may not develop, and you may not be able to resell your Murano Ordinary Shares at or above the price paid for them.

Prior to the Business Combination, there was no public market for Murano Ordinary Shares. We cannot predict the extent to which investor interest in us will lead to the development of a trading market on Nasdaq or otherwise, or how liquid that market might become. If an active market does not develop, you may have difficulty selling any Murano Ordinary Shares. An inactive market may also impair Murano’s ability to raise capital by selling Murano Ordinary Shares and may impair our ability to acquire or make investments in companies, products or technologies for which we may issue equity securities to pay for such acquisition or investment.

Future resales of the Murano Ordinary Shares issued in connection with the Business Combination may cause the market price of Murano Ordinary Shares to drop significantly, even if Murano’s business is performing well.

Murano’s pre-Business Combination shareholders and the HCM Initial Shareholders, who are subject to lock-ups, hold maximums of approximately 87.2% and 11.1%, respectively, of Murano Ordinary Shares following the Business Combination. On a fully-diluted basis, the HCM Initial Shareholders would hold a maximum of 9.1% of the total outstanding shares assuming maximum redemptions. Upon expiration of the applicable lock-up period(s) for these shareholders, and upon the effectiveness of any registration statement Murano files pursuant to the Registration Rights Agreement or the Subscription Agreements, in a registered offering of securities pursuant to the Securities Act or otherwise in accordance with Rule 144 under the Securities Act, such Murano shareholders may sell Murano Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of the Murano Ordinary Shares or putting significant downward pressure on the price of the Murano Ordinary Shares. Further, sales of Murano Ordinary Shares upon expiration of the applicable lock-up period(s) could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. As such, short sales of Murano Ordinary Shares could have a tendency to depress the price of the Murano Ordinary Shares, which could further increase the potential for short sales.

Murano cannot predict the size of future issuances or sales of Murano Ordinary Shares or the effect, if any, that future issuances and sales of Murano Ordinary Shares will have on the market price of the Murano Ordinary Shares. Sales of substantial amounts of Murano Ordinary Shares (including those shares issued in connection with the Business Combination), or the perception that such sales could occur, may materially and adversely affect prevailing market prices of Murano Ordinary Shares.

The market price for Murano Ordinary Shares may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volumes, prices and times desired.

The market price of Murano Ordinary Shares may be highly volatile, which may make it difficult for you to sell your shares at the volumes, prices and times desired. Some factors that may have a significant effect on the market price of Murano Ordinary Shares include:

•	actual or anticipated fluctuations in our operating results or those of our competitors;

•	changes in economic or business conditions;

•	changes in governmental regulation; and

•
publication of research reports about us, our competitors, or our industry, or changes in, or failure to meet, estimates made by securities analysts or ratings agencies of our financial and operating performance, or lack of research reports by industry analysts or ceasing of analyst coverage.

Murano’s issuance of additional securities in connection with financings, acquisitions, investments, equity incentive plans or otherwise would dilute all other shareholders.

Murano may issue additional securities in the future. Any such issuance would result in dilution to all other shareholders. In the future, Murano may issue additional securities, including as a grant of equity awards to employees, directors and consultants under our equity incentive plans, to raise capital through equity financings or to acquire or make investments in companies, products or technologies for which we may issue equity securities to pay for such acquisition or investment. Any such issuances of additional securities may cause shareholders to experience significant dilution of their ownership interests and the per share value of Murano Ordinary Shares to decline.

Murano’s board of directors will have the ability to issue blank check preferred securities, which may discourage or impede acquisition efforts or other transactions.

Murano’s board of directors will have the power, subject to applicable law, to issue series of preferred securities that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, a series of preferred securities may impede a business combination by including class voting rights, which would enable the holder or holders of such series to block a proposed transaction. Murano’s board of directors will make any determination to issue shares of preferred securities based on its judgment as to our and our shareholders’ best interests. Murano’s board of directors, in so acting, could issue shares of preferred securities having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders may believe to be in their best interests or in which shareholders would have received a premium for their securities over the then-prevailing market price of the securities.

Jersey company law will require that Murano meet certain additional financial requirements before it can declare dividends, make distributions or repurchase shares.

Under the Jersey Companies Law, Murano will be able to declare dividends, make distributions from any source (other than the nominal capital account or capital redemption reserve) or repurchase its own shares using any source of funding. The directors of a Bailiwick of Jersey company which authorize a distribution or repurchase of its own shares must make a statutory solvency statement in the form set out in the Jersey Companies Law.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Business Combination

On March 20, 2024, Murano PubCo announced the completion of the previously announced business combination with HCM Acquisition Corp, a Cayman Islands exempted company (“HCM”), pursuant to the amended & restated business combination agreement, dated as of August 2, 2023, by and among Murano, HCM, Murano PV, S.A. de C.V. (“Murano PV”), a Mexican corporation, Elías Sacal Cababie, an individual (“ESC”), ES Agrupación, S.A. de C.V., a Mexican corporation (the “ESAGRUP” and collectively with ESC, the “Seller”), Murano Global B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, having its official seat in Amsterdam, the Netherlands and registered with the Dutch trade register under number 89192877 (“Dutch Murano”), MPV Investment B.V., a private limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands and registered with the Dutch trade register under number 89196651, (“Murano Holding” and together with Dutch Murano, the “Dutch Entities”) and Murano Global Cayman, a Cayman Islands exempted company incorporated with limited liability which is a direct wholly-owned subsidiary of Murano (“New CayCo”) (the “Original Business Combination Agreement”) as amended by the First Amendment to the Business Combination Agreement, dated as of December 31, 2023 (together with the Original Business Combination Agreement, the “Business Combination Agreement”).

We refer to the business combination effected through the Business Combination Agreement as the “Business Combination”. In connection with, and prior to, the Business Combination, on March 1, 2024, Murano converted from a private limited company operating under the name “Murano Global Investments Ltd.” into a public limited company operating under the name “Murano Global Investments PLC”.

Pursuant to the terms of the Business Combination Agreement, among other things, the following transactions occurred: (i) New CayCo merged with and into HCM, the separate corporate existence of New CayCo ceasing with HCM being the surviving company and a wholly owned direct subsidiary of Murano (the “Merger”) and (ii) HCM changed its name to “Murano Global Hospitality Corp”. The surviving company is centrally managed and controlled from, and resident for tax purposes in, the United Kingdom.

In addition, at the effective time of the Merger, (i) each issued and outstanding HCM ordinary share, par value $0.0001 per share (the “HCM Ordinary Shares”) was automatically canceled and extinguished, and each holder of HCM Ordinary Shares received merger rights representing a corresponding number of Murano ordinary shares, no par value per share (the “Murano Ordinary Shares”), and (ii) each issued and outstanding warrant to purchase one HCM Ordinary Share automatically ceased to represent a right to acquire an HCM Ordinary Share and converted into and represent a right to acquire Murano Ordinary Shares (each, a “Murano Warrant”) and each Murano Warrant (a) has an exercise price of $11.50 per whole warrant required to purchase one Murano Ordinary Share, and (b) will expire on the five year anniversary of the closing date of the Business Combination (i.e., March 20, 2029).

As a result of the foregoing transactions, there were 79,242,873 ordinary shares and 16,875,000 warrants outstanding as of March 20, 2024.

On March 21, 2024, Murano’s ordinary shares and warrants commenced trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols, “MRNO” and “MRNOW,” respectively.

Murano Group Reorganization Prior to Business Combination

Prior to and in connection with the Business Combination, the Murano Group implemented a corporate reorganization consisting of share transfers and assignments of trust rights with the purpose of, among other aspects, Murano becoming the shareholder of 99.99% of the stock of Murano PV and Murano PV emerging as the holding company that consolidates all entities of the Murano Group (the “Murano Group Reorganization”). As a result of the Murano Group Reorganization, Murano PV controls and consolidates all the Murano Group’s entities.

Pursuant to the Murano Group Reorganization, prior to and in preparation for the share transfers and assignments described below: (i) Murano World, as lender, and Murano PV, as borrower, entered into a loan agreement for an amount of Ps.$34,419,809.11, to fund Murano PV’s share acquisitions; and (ii) Murano PV carried out a capital reduction in its variable capital stock in the amount of Ps.$16,363,928.

For more information about the Murano Group Reorganization transactions, see “Item 5.A – Operating and Financial Review and Prospects — A. Operating Results - Murano Group Reorganization Prior to Business Combination.”

Corporate Information

Our principal corporate offices are located at 25 Berkeley Square, London W1J 6HN, United Kingdom (+44 20 7404 4140) and at FFCC de Cuernavaca No. 20, 12 Floor, Lomas de Chapultepec, Sección III, Miguel Hidalgo, 11000, Mexico City, Mexico (+52-55-92-67-83-60). Murano Group’s website address is https://www.murano.com.mx/en/. Information contained in, or accessible through, Murano Group’s website is not part of, and is not incorporated by reference in, this annual report.

The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http www.sec.gov.

Recent Developments

On January 5, 2024, and April 9, 2024, we entered into the Finamo Loans as defined and discussed in “Item 5 – Operating and Financial Review and Prospects — B. Liquidity and Capital Resources – Debt – Finamo Loans.”

On March 20, 2024, we completed the Business Combination as discussed in “— A. History and Development of the Company — Business Combination.”

B.	Business Overview

Overview

On March 20, 2024, Murano PubCo, completed the Business Combination described in more detail under “Item 4. Information on the Company—A. History and Development of the Company—Business Combination.” As a result, on March 21, 2024, Murano’s ordinary shares and warrants commenced trading on Nasdaq under the symbols, “MRNO” and “MRNOW,” respectively.

We are an international development corporate group with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico with a vision to create competitive and leading investment vehicles for the acquisition, consolidation, operation, and development of real estate assets. We also provide comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, tourism, and medical real estate projects, among others. We have a national footprint and international outreach aimed at institutional real estate investors.

We were formed primarily to develop and manage a portfolio of hotel and resort properties in Mexico City, Cancun, and Ensenada. We currently own (i) Operational Hotels in Mexico City and Cancun, (ii) Project Under Completion in Cancun and (iii) Projects to be Developed in Cancun and Ensenada.

Operational Hotels

Our current portfolio of operational hotels (the “Operational Hotels”) consists of:

•
Andaz Hotel: the Andaz Mexico City Condesa (the “Andaz Hotel”) operated by Hyatt, is part of the Insurgentes 421 Hotel Complex in Mexico City. Completed in 2022 and has been operational since the first quarter of 2023, the Andaz Hotel has 217 rooms and several amenities, including a sky bar “Cabuya Rooftop”, multiple restaurants, an auditorium, breakout rooms, a business center, a pet friendly area and restaurant for pets, the “Wooftop”, a gym and a spa. It also has a 954.31 sqm ballroom with a crystal dome with a capacity for 49 tables and 588 guests.

•
Mondrian Hotel: the Mondrian Mexico City Condesa (the “Mondrian Hotel”) operated by Accor, is part of the Insurgentes 421 Hotel Complex in Mexico City. Completed in 2022 and has been operational since the first quarter of 2023, the Mondrian Hotel has 183 rooms and several amenities, including a “Sky Bar” restaurant, a “Terraza” bar and a “Flower Shop” coffee shop.

•
Vivid Hotel: the Hyatt Vivid Grand Island (the “Vivid Hotel”) operated by Hyatt is part of the GIC I Hotel in the GIC Complex in Cancun. Recently completed and operational since April 2024, the Vivid Hotel is an adult-only brand all-inclusive hotel categorized as five-star upper scale with 400 rooms and several amenities, including one main buffet, one coffee shop, the vantage club for VIPs, seven specialty restaurants, six bars, gym, spa, one retail shop, and 1,010 sqm space for events.

The Grand Island Beach Club (the “Beach Club”) is part of the GIC Complex in Cancun and commenced operations in April 2024. The Beach Club provides services to the Vivid Hotel and will provide services to future hotels located in the GIC Complex.

Project Under Completion

We are currently completing the following project (the “Project Under Completion”):

•
Dreams Hotel: the Dreams Grand Island (the “Dreams Hotel”) will be part of the GIC I Hotel in the GIC Complex in Cancun and will be operated by Hyatt. Currently expected to be completed and commence operations in the third quarter of 2024, the Dreams Hotel will be a family-friendly brand hotel categorized as five-star upper scale with 616 rooms and several amenities, including one main buffet, one coffee shop, the preferred club for VIPs, four specialty restaurants, nine bars, gym, spa, one retail shop, two pickleball courts, and two paddle tennis courts.

Projects to be Developed

We currently own the following projects that we plan to develop (the “Projects to be Developed”):

•
GIC II Hotel: part of the GIC Complex in Cancun, the GIC II Hotel is planned as an integrated resort comprised of four different hotel brands, all of them operated by Hyatt (AM Resorts).  We expect to develop the GIC II Hotel, which is planned to have 2,000 rooms, through our subsidiary, GIC II Trust. Based on preliminary estimates, we expect the development of the GIC II Hotel will cost in the order of U.S.$500 million.

•
Resort Property in Baja Development Project: this resort is expected to have 371 rooms. Based on preliminary estimates, we expect the development of the Resort Property in Baja Development Project to cost approximately U.S.$120 million. We have not yet begun the process of trying to secure financing for the development of this project.  Therefore, we do not know when and if we will be able to begin construction of this project.

•
Baja Park Development Project: this project in Ensenada, will consist of 363,262 sqm of retail space. This project is currently under evaluation, and we have not yet begun the process of trying to secure financing for its development.  Therefore, we do not know when and if we will be able to begin construction of this project.

We refer to (i) the GIC I Hotel (including the Vivid Hotel, which is operational, and the Dreams Hotel, which is under completion), and (ii) the GIC II Hotel (planned to be developed) as the “GIC Complex”, which, if and once fully developed, will have a total of 3,016 rooms categorized as five-star upper scale in Cancun along the Nichupté Lagoon on the west side of the Cancun hotel zone. The GIC II Hotel, the Resort Property in Baja Development Project, and the Baja Park Development Project are projects that we plan to develop subject to planning and environmental approvals as well as the Group being able to secure financing on acceptable terms.

Our portfolio is expected to be comprised of all-inclusive resorts, several of which will share the following characteristics: (i) prime beachfront locations; (ii) convenient air access from a number of North American and other international gateway markets; (iii) strategic locations in popular vacation destinations in Mexico with strong government commitments to tourism; (iv) high quality physical condition; and (v) capacity for further growth through incremental renovation or repositioning opportunities. We believe that the resorts of our portfolio will have a competitive advantage due to their location, amenities offering, large-scale and guest-friendly design.

Management of the Hotel Portfolio

We have entered into long-term hotel management agreements with (i) Hyatt, under the Andaz brand, to operate the Andaz Hotel (part of the Insurgentes 421 Hotel Complex in Mexico City), (ii) Accor, under the Mondrian brand, to operate the Mondrian Hotel (part of the Insurgentes 421 Hotel Complex in Mexico City), and (iii) Hyatt, through Hyatt Inclusive Collection, to operate the Vivid Hotel and the Dreams Hotel (part of the GIC I Hotel in Cancun).

We believe these to be world-renowned hotel management companies recognized for their high-quality service, sophisticated and innovative loyalty programs, vacation clubs, modern reservation systems and global distribution channels.

Market Opportunity

We believe there is an extraordinary market opportunity for our hotels, which are located in the two largest business and leisure destinations in Mexico. Mexico City is a significant cultural center and business hub representing approximately 18% of the country’s GDP. While there are multiple hotel developments that compete with us in terms of quality and geographic location within the city, most of these will be opening after 2024 and are of a smaller scale.

Cancun is the top destination in the Caribbean with more than two times the number of passenger arrivals as Puerto Rico, its closest competitor. We estimate that total passenger traffic in Cancun in upcoming years will be near the historical levels seen before the COVID-19 pandemic. In the last several years, the number of total passengers visiting Cancun has grown at a considerably higher pace than the number of hotel rooms, creating an opportunity in the hospitality industry.

Competitive Strengths

We believe the following are our key competitive strengths:

Luxury Hotel Assets with Naturally Hedged Revenues at Strategic International Destinations

We own a five-star upper-scale hotel portfolio, consisting of: (i) the Andaz Hotel and the Mondrian Hotel, currently operational, in the Insurgentes 421 Hotel Complex in Mexico City, and (ii) the GIC I Hotel in Cancun, consisting of the Vivid Hotel, currently operational,  and the Dreams Hotel (project under completion). We believe the hotel and resort properties in the Hotel Portfolio represent a competitive advantage due to their privileged locations in areas with dynamic demand characteristics and high barriers to entry, strong brand affiliations, superior amenities offerings, and their large-scale and cutting-edge architectural design. The properties’ prime real estate and strategic locations are expected to generate significant tourist interest and business activity and strong demand for superior lodging.

The Insurgentes 421 Hotel Complex is located in the Condesa neighborhood, one of the trendiest and most popular districts in Mexico City, Mexico’s most important business and cultural center. Surrounded by tourist attractions, landmarks, parks and a vibrant restaurant scene, Condesa is located within walking distance of Paseo de la Reforma, close to the city’s historic center and main financial district, and only 12 kilometers from Mexico City’s international airport, the country’s largest in terms of passenger traffic. GIC I Hotel all-inclusive luxury resort is located in the area between Delfines Beach and the Nichupté Lagoon in Cancun, Mexico’s leading tourist destination, next to the Iberostar Golf Club in the north of Punta Nizuc, the archeological zone of San Miguelito, and only 14 kilometers away from Cancun’s international airport, the country’s second largest in terms of passenger traffic.

The strategic locations attract substantial international demand from leisure and business visitors, including guests from the United States and Canada. Accordingly, we expect that a substantial portion of our revenues will be denominated in or linked to the U.S. dollar, while most of our operating expenses will be in pesos, providing us with a natural hedge for our U.S. dollar-denominated debt. It is market practice to quote and charge daily rates for luxury hotels in U.S. dollars in both Mexico City and Cancun.

In addition, we expect the properties in the Hotel Portfolio to feature state-of-the-art technology and amenities, including restaurants, bars, conference centers, ballrooms, pools, spas, gyms and, in the case of the GIC Complex, the GIC Retail Village, GIC Water Park and the largest convention center in the region operated under the name of the WTCA. We have designed and believe our properties are positioned to be the preferred destination for leisure, business and group travelers.

Attractive Industry Fundamentals in the Mexican Leisure and Business Travel Sectors

Mexico is a preferred tourist destination with a consistently high level of annual visitors. During 2020, largely due to the impact of the COVID-19 pandemic, Mexico ranked second among the world’s most visited countries and first in the Americas. Prior to 2020, Mexico ranked seventh among the world’s most visited countries. Mexico’s tourism industry has shown strong and sustained fundamentals through the years. Its rich cultural and natural offering is supported by a superior tourism-related infrastructure and high connectivity with key gateway markets in the United States and Canada through well-connected airports. The country’s tourism industry has proven to be resilient even throughout the COVID-19 pandemic, which had a material adverse impact on the tourism industry globally. Mexico suffered the lowest decline in tourism out of the top 10 travel destinations in the world.

The destinations where our properties are located experienced significant growth in international tourism prior to the COVID-19 pandemic, with relatively high occupancy rates in Cancun and Mexico City. Cancun has been consistently ranked as the most popular tourist destination in the Caribbean, based on World Bank data, and one of the most visited cities in the world. It also receives a large share of visitors from the United States and Canada.

Mexico City, the country’s capital, is also a popular tourist destination, with three UNESCO World Heritage Sites containing five historic buildings dating back to the 16th century. Mexico City is known as a popular tourist destination and a technology hub characterized by a thriving modern business environment. Mexico City’s booming business scene likely results from its unique ability to offer opportunities to combine business and culture at a reasonable cost. The city is an important financial center and global economic hub and is often described as the cultural Mecca of Latin America.

As global travel and tourism continue to increase post the COVID-19 pandemic, we expect a strong and sustainable recovery in the lodging industry in Mexico. We believe that our properties are exceptionally well-located to allow them to benefit from long-term positive trends in the tourism markets of Cancun and Mexico City.

Long-term Strategic Partnerships with World Class Designers, Construction Companies, and Hotel Operators with Global Premium Hospitality Brands

We benefit from the experience and expertise of our internationally recognized design, construction, engineering, and project management partners. The GIC Complex has been designed by HOK – the largest U.S.-based design, architecture, engineering and urban planning firm – and GIC Complex’s landscaping, outdoor amenities and aquatic parks have been designed by EDSA, a renowned U.S.-based planning, landscape architecture and design firm. The supervision of the construction and engineering process is managed by Ideurban, a leading construction management firm with over 70 years of experience managing the construction of emblematic hotels in Mexico, including the St. Regis Ciudad de Mexico, St. Regis Punta Mita and Westin Brisas Ixtapa. We believe the skills and capabilities of these partners and their substantial experience successfully designing, constructing, and managing premier quality hotels and resorts enhances the value of our properties.

Hyatt is the largest operator of luxury hotels in Mexico and the Caribbean, and of luxury all-inclusive resorts in the world. As of March 31, 2024, Hyatt had 75 hotels in Mexico, 44 million Loyalty program members, and presence in over 75 countries across the globe. Accor is a leading hotel management service provider with more than 821,000 rooms across 110+ countries and more than 110 hotels in the pipeline for LatAm.

Hyatt and Accor are industry-leading hotel operators with world-renowned premium hotel brands and by partnering with them we expect to maximize the cost structure and performance of our properties by leveraging their superior customer-oriented approach, marketing capabilities and profound experience as hotel operators. More specifically, their sophisticated loyalty and vacation club programs, modern and robust reservation systems, global distribution channels, marketing infrastructure, effective product segmentation and strong customer awareness will position our properties among the top hotels and resorts in Mexico City and Cancun.

Insurgentes 421 Hotel Complex

The Andaz Hotel is operated by Hyatt under the Andaz brand (owned by Hyatt), who has a strong combination of global loyalty programs and local know-how in the location. Additionally, the Mondrian Hotel is operated by Accor under the Mondrian brand (owned by Accor) as its first luxury hotel property in Mexico City, making the location its flagship hotel in Latin America. As such, we believe Accor will have strong incentives to provide high-quality management. Though the Andaz Hotel and the Mondrian Hotel are separate hotels and operators, both brands coexist within the same building (the “Insurgentes 421 Hotel Complex”), allowing for operating efficiencies, a wider product offering and capturing a larger target market.

In addition, to maximize our partnership with Hyatt and Accor we have structured long-term hotel management agreements. Accor’s agreement for the Mondrian Hotel includes a fee arrangement tied to occupancy and performance targets consistent with the quality of the property, based on a minimum amount of adjusted gross operating profit (“AGOP”). As part of that agreement, Accor will be entitled to a base fee of 2.0% of gross revenue the first year, as well as fees related to F&B (up to 2% of gross revenue per annum); in addition, Accor will be paid an incentive fee of 15% over the Special Adjusted Gross Operating Profit (meaning the gross operating profit, less the following: (i) base fee; (ii) all property taxes; (iii) insurance costs; (iv) replacement reserve contribution; and (v) an amount equal to eight percent (8%) of the total project costs (which is the sum of all costs and expenses incurred by OHI421 Premium in connection with the development, construction, initial furnishing and initial equipment of the Mondrian Hotel and an aggregate amount of $200,000 per key at the Mondrian Hotel)).

In respect of the Andaz Hotel, Hyatt will be entitled to a base fee as follows: (a) (i) 1.6% of gross revenue in the first fiscal year, (ii) 2.1% of gross revenue in the second fiscal year, and (iii) 2.6% of gross revenue in the third and subsequent fiscal years; and (b) a royalty fee of 0.4% of gross revenue per annum. In addition, Hyatt is entitled to an incentive fee payment if the gross operating profit margin exceeds 20.01%. The incentive fee will be based on a percentage of annual gross profits, with multiple step-ups capped at 10% when gross operating profit margin exceeds 40%.

GIC Complex

The GIC I Hotel is operated by Hyatt, through Hyatt Inclusive Collection, under the Dreams (family oriented) and Vivid (adults only) brands. As the leading luxury all-inclusive resort operator in Mexico, Hyatt is also a top U.S. seller of all-inclusive vacation packages. Via its Apple Leisure Group subsidiary driven by loyalty and growth of the customer base, Hyatt offers the end-to-end solutions: (i) Inclusive Collection, the world’s largest portfolio of luxury all-inclusive resorts, (ii) ALG Vacations, a booking platform that provides all-inclusive vacation experiences including flights, transport, excursions, and resort packages, and (iii) Unlimited Vacation Club, a membership program providing exclusive offers at all of their all-inclusive luxury resort properties.

Regarding the GIC I Hotel and GIC II Hotel, Hyatt will be entitled to 3% of annual gross revenue and an incentive fee equal to 10% of annual gross profit.

Committed Sponsor and Experienced Management Team with a Solid Track Record

The Murano Group is an experienced real estate developer dedicated to acquiring, developing, and owning high-end residential properties, luxury hotels, and industrial real estate in Mexico. Murano Group’s current portfolio of city and beach properties spans the country’s most popular and desirable cities. Since its formation in 1999, Murano Group has sold 2,174 condominiums, and has developed, or is in the process of developing, multiple resorts and hotels. It has also invested over U.S.$64.6 million in its landbank and constructed over 465,555 sqm, investing U.S.$435.7 million in aggregate.

Green Certified Hotels with a Long-Term Commitment to Sustainability

The Andaz Hotel and the Mondrian Hotel have received the EDGE Green Building Certification. EDGE (which stands for “Excellence in Design for Greater Efficiencies”) is a green building standard and certification system developed by the International Finance Corporation and applicable in 140 countries. The areas of assessment on the environmental performance of the buildings include: (i) climate conditions of the location, (ii) building type and output use, (iii) design and specifications and (iv) calculation of end-use demand, which considers overall energy demand, heating, ventilation and air condition, water demand and estimations on rainwater harvesting or recycled waters onsite. To achieve an EDGE certification, a building must demonstrate a minimum of 20% reduction in operational energy consumption, water use, and embodied energy in materials as compared to typical local practice.

Investment Grade Property Insurance Providers

The properties are covered by top investment grade insurance providers. The GIC I Hotel is covered by GMX Seguros and the Andaz and Mondrian Hotels in Mexico City are covered by AXA Insurance. The insurance policies are designed to uphold high standards of coverage, including: (i) full building replacement cost, (ii) building, improvements and adaptations, contents and consequential losses, and (iii) covered risks including earthquake, hydro-meteorological and fire.

Business and Growth Strategies

Maximize Profitability through Active Asset Management

We intend to continually improve the operating performance and profitability of our portfolio. To do so, together with the hotel operators, we will seek to identify revenue-enhancement opportunities and drive cost efficiencies to maximize the operating performance, cash flow, and value of each property. As active owners, we provide direction and oversight to the hotel operators and continuously evaluate their plans and strategies, including those to be implemented to optimize the performance of each property. To that end, we will regularly conduct sales, marketing, and financial performance reviews designed to identify strengths and weaknesses that can be addressed to enhance property performance and conduct periodic on-site meetings with property and regional personnel and in-depth operational reviews focused on identifying new and ongoing margin improvement initiatives.

Maintain a Stable and Efficient Capital Structure

We are committed to maintaining a capital structure in line with our cash flow generation while providing attractive returns for our shareholders. We seek to tailor our debt portfolio to ensure a reasonable cost of capital, and to match the long-term nature of our asset base. We are also focused on maintaining appropriate levels of liquidity.

Leverage Our Partnerships with Leading Industry Hotel Operators to Drive  Occupancy, ADR and RevPAR Growth

We leverage our partnerships with Hyatt and Accor and utilize their world-renowned brands, depth of experience, unique understanding of resort operations, track record in our specific markets, robust reservation and marketing infrastructure and networks, effective product segmentation, vacation club services, loyalty programs, and strong customer awareness. We believe these experienced operators will deliver a distinctive lodging experience to our hotel guests, and their operational expertise will drive occupancy, ADR and RevPAR growth at our properties. We also believe their substantial experience and expertise in our markets will mitigate the hotel integration and utilization risk that may otherwise exist with new entrants in the competitive Mexico City and Cancun markets.

Diversify our Revenue Mix

We expect to capitalize on the state-of-the-art amenities at the properties of the Hotel Portfolio, as well as their strategic locations, to diversify our revenue mix. We expect the superior amenities at our properties, including restaurants, bars, spas, and facilities for large conferences, banquets, and weddings, will provide an additional source of operating cash flows and reduce overall sensitivity to seasonal changes in demand for lodging among leisure and business travelers. We also believe that the operation of the properties of the Hotel Portfolio under different brands that target different demographics and customer preferences will further diversify our sources of revenue.

Integrated ESG Strategy, Environmental Certifications and Green Bond Framework

We expect to implement an integrated environmental and corporate governance (“ESG”) strategy. We recognize that developing real estate assets is a high-impact industry with respect to environmental, social and governance factors. Consequently, we have adopted a construction model that includes sound environmental features in our buildings by controlling our construction process, focusing on the environmental performance of our properties, and emphasizing energy efficiency.

Our strategy relies on innovation and sustainability as the fundamental pillars to develop our projects, which will drive us to generate value while designing and operating highly efficient and sustainable hotels. We will implement projects that engage sustainable construction, champion social priorities related to construction, and serve as a model for ethical governance in the real estate and hospitality sector. In order to have a clear and constant assessment of the implementation of these practices, we will use commercially reasonable efforts to have all our properties certified by EDGE.

Furthermore, we prioritize social, environmental, and biodiversity issues in all the locations in which we operate. Our corporate social responsibility activities have the ultimate goal of positively impacting one or more of the 17 United Nations’ Sustainable Development Goals (“SDGs”), with a focus on those SDGs for which it has a greater responsibility, such as creating more sustainable cities, promoting innovation in industrial sectors and fighting climate change, in the context of the environment in which we operate and the nature of our business as a real estate developer.

Develop and Maintain Dialogue with all Stakeholders in the Community and Protect the Environment

We intend to continue to work proactively to identify, evaluate, and work to control all safety risks and prevent any negative impact on our Group’s employees and contractors, as well as the communities and the environment in the vicinity of our existing assets. We intend to continue to follow strict policies for environmental protection in our operations aligned with applicable laws and regulations and international sustainable business practices. We intend to develop trustworthy relationships based on transparency and mutual benefit with our communities, workers, subcontractors, suppliers, guests, and all of our relevant stakeholders.

Description of the Properties

See “Item 4. Information on the Company - D. Property, Plants and Equipment” for descriptions of our properties and the construction methods, material agreements and project agreements related to our properties.

See “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources – Debt” for descriptions of the existing indebtedness related to our properties.

Insurance

Murano Group’s resorts carry what Murano Group believes are appropriate levels of insurance coverage for a business operating in the lodging real estate industry in Mexico. This insurance includes coverage for general liability, property, workers’ compensation and other risks with respect to Murano Group’s business and business interruption coverage.

This general liability insurance provides coverage for claims resulting from Murano Group’s operations, goods and services, and vehicles. Murano Group believes these insurance policies are adequate for foreseeable losses, and on terms and conditions that are reasonable and customary with solvent insurance carriers.

Competition

Our hotels will compete with other hotels for guests in each of their markets on the basis of several factors, including, among others, location, quality of accommodations, convenience, brand affiliation, room rates, service levels and amenities, and level of customer service. Competition is often specific to the individual markets in which our hotels are located and includes competition from existing and new hotels operated under premium brands in the segments in which we operate. We believe that hotels such as the hotels in our portfolio, that are affiliated with leading national and international brands, such as the brands of Hyatt and Accor, enjoy the competitive advantages associated with operating under such brands. Increased competition could harm our occupancy and revenues and may require us to provide additional amenities or make capital improvements that we otherwise would not have to, which may materially and adversely affect our operating results and liquidity.

The Insurgentes 421 Hotel Complex will compete directly with more than 13 hotels in Mexico City representing more than 5,500 hotel rooms. Additionally, there are more than 22 proposed new hotel projects in Mexico City at varying stages of development that are scheduled to open between the second quarter of 2024 and the fourth quarter of 2028 that will directly compete against the Insurgentes 421 Hotel Complex.

The GIC Complex will directly compete against more than 19 hotels in Cancun representing over 13,749 hotel rooms.

Seasonality

The seasonality of the lodging industry and the location of Murano’s resorts in Mexico and the Caribbean generally result in the greatest demand between mid-December and April of each year, yielding higher occupancy levels and package rates during this period. This seasonality in demand has resulted in predictable fluctuations in revenue, results of operations and liquidity, which are consistently higher during the first quarter of each year than in successive quarters.

Cyclicality

The lodging industry is highly cyclical in nature. Fluctuations in operating performance are caused largely by general economic and local market conditions, which subsequently affect levels of business and leisure travel. In addition to general economic conditions, new hotel and resort room supply is an important factor that can affect the lodging industry’s performance, and over-building has the potential to further exacerbate the negative impact of an economic recession. Room rates and occupancy tend to increase when demand growth exceeds supply growth. A decline in lodging demand, or increase in lodging supply, could result in returns that are substantially below expectations, or result in losses, which could have a material adverse effect on Murano’s business, financial condition, liquidity and results of operations. Further, many of the costs of running a resort are fixed rather than variable. As a result, in an environment of declining revenues, the rate of decline in earnings is likely to be higher than the rate of decline in revenues.

Intellectual Property

Murano and its affiliates own rights to trademarks, trade names, and service marks that they use in connection with the operation of their business, including their corresponding names, logos, and website names and addresses. Other trademarks, trade names, and service marks, including those of Mondrian, Hyatt Hotels Corporation and Hyatt. Murano and its Affiliates have rights to copyrights that protect certain content related to their business and products. In the highly competitive lodging real estate industry in which Murano and its Affiliates operate, trademarks, service marks, trade names and logos are very important to the success of their businesses.

Environmental Matters

Murano Group is subject to Mexican laws that address a wide variety of issues, including those that impose liability for contamination at Murano Group’s resorts, and those regulating the use and disposal of hazardous regulated substances and wastes. Murano Group may incur costs to comply with environmental laws and regulations, and could be subject to fines and penalties for non-compliance with applicable laws.

Our operations are subject to laws, regulations, rules and standards, including those related to ecological ordinance, environmental impact and risk assessments, municipal and/or forest land use changes, air pollution, flora and fauna conservation, efficient or rational use of natural resources, health and safety matters, and to oversight by various federal, state and/or local environmental authorities in each of the places in Mexico in which we operate. See “Item 3. Key Information – D. Risk Factors—Risks Related to Murano’s Business and Operating in the Hotel Industry — Our properties and operations are subject to extensive environmental, health and safety laws and regulations. We may incur costs that have a material adverse effect on our financial condition due to any liabilities under, or potential violations of, environmental, health and safety laws and regulations.”

These laws and regulations require that we obtain and maintain (as applicable) several permits in connection with the site preparation, construction and operation of our businesses, which can sometimes be conditioned to the fulfilment of affirmative covenants so that they become in full force and effect and we can initiate construction.  We believe we are in material compliance with obligations applicable to our projects established in environmental laws and regulations.

Relevant environmental authorities

Ministry of Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) is the federal environmental regulator with authority to formulate and implement environmental policies as well as to grant environmental permits that fall under their jurisdiction, including environmental impact authorizations to engage in certain activities such as real estate developments (housing, hospitality, etc.) in coastal environments, forest land use change approval, the registration as a hazardous waste generator and the approval of plans for remedial action in contaminated sites.

The Attorney General’s Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente) functions as SEMARNAT’s enforcement arm with authority to undertake inspection visits, impose sanctions for breaches to federal environmental laws and regulations, halt a non-complying development or bring legal actions in court seeking remediation or compensation for environmental damages. Mexican environmental legislation follows the “polluter pays” principle.

Each state and local authority has equivalent Secretariats, Ministries or Departments to those at the federal level mentioned above.

Environmental legal framework

Federal Congress has been granted powers to enact laws establishing concurrent authority among the Federal, state, municipal governments as well as those of the administrative areas (demarcaciones territoriales) of Mexico City in matters related to the protection of the environment, the preservation and restoration of ecological equilibrium. The General Law of Ecological Equilibrium and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente), or LGEEPA, is the foundational statute of the Mexican environmental regulatory framework. Through this law, the Federal Congress has distributed powers and functions among all three levels of government and has established overarching policies and instruments to regulate environmental matters, including permits.  Development regulations to legal provisions in the LGEEPA are encompassed in a number of Regulations to the LGEEPA on matters of air emissions, environmental impact evaluation, environmental noise and voluntary environmental audits that can lead to certifications.

Other relevant environmental laws which may apply to our business are:

•	The General Law on Sustainable Forest Development.

•	The General Law for the Prevention and the Integral Management of Waste.

•	National Waters Law.

The environmental legal framework in Mexico is supplemented by many international conventions, treaties and agreements on environmental protection. These international instruments, upon ratification by the senate, become a part of Mexican law.

Technical standards establishing binding specifications, standards, values, and characteristics applicable to any product, process, service, or activity supplement the environmental legal framework. These standards colloquially called NOMs dictate maximum allowable pollutant limits and list hazardous waste, substances, endangered species, etc.

In addition, the Mexican state congresses may issue specific environmental laws and regulations on those matters falling under their respective jurisdictions which are not expressly reserved for the federal jurisdiction. Local ordinances may also be imposed and applied at a municipal level.

Core project approvals for site preparation, construction or refurbishing, and operation of our Mexico City and Cancun hotels in matters of environmental impact, forest land use change, and air emissions have been or are in the process of being secured.  For example, certain of our affiliates are in the process of obtaining new or extensions to environmental-related permits applicable to its properties and or for the operation thereof, including the Comprehensive Environmental License for Mexico City (Licencia Ambiental Única para la Ciudad de México) for the hotel operating in Mexico City and the Environmental Operational License for fixed sources of emissions by the Ministry of Ecology and Environment of the state of Quintana Roo. We do not currently anticipate material obstacles in the obtaining of these or other permits that will be required for future stages of our projects.

We endeavor to ensure that all of our business operations and projects are in material compliance at all times with the applicable environmental laws, regulations and governmental directives, and with our own environmental covenants. We believe that we are taking appropriate measures to ensure compliance, nonetheless, due to the complex nature of the environmental legal framework applicable to our operations, and that we are subject to oversight by several Federal, state and local environmental authorities, it is possible that we may from time to time discover that we have failed to obtain, renew or fulfill our obligations under any material permit required for the operation of our projects, requiring us to take action as soon as practical.  We are currently working on a specific review of some of our environmental permits to determine whether affirmative actions are required to correct deviations and inconsistencies detected between our federal environmental impact authorization for our hotels in Cancun and municipal permitting for construction.

Regulatory Overview

General

Our hotels are subject to various Mexican federal, state and local laws, ordinances and regulations, including regulations relating to zoning, fire and safety requirements, among others. We believe that each of our hotels has the necessary permits and approvals to operate its business. See “Item 3. Key Information – D. Risk Factors—Risks Related to Murano’s Business and Operating in the Hotel Industry — Our properties and operations are subject to extensive environmental, health and safety laws and regulations. We may incur costs that have a material adverse effect on our financial condition due to any liabilities under, or potential violations of, environmental, health and safety laws and regulations.”

In Mexico, each of our hotels is granted a business license by both the state and the municipality to operate locally. We must also register each of our hotels and the rates charged by each of them with the Mexican National Tourism Registry (Registro Nacional de Turismo), together with any related services such as restaurants and bars provided by such hotel. State and municipal laws in Mexico also regulate fire safety. Additionally, each of our hotels is required to have sanitation licenses and hotel construction projects are required to have a construction license and must comply with several zoning and land-use regulations. We believe that we are in material compliance with all applicable sanitation and construction licenses in Mexico, and zoning and land-use regulations applicable to our operations.

In addition, our operations are subject to consumer protection regulations such as the Federal Law of Consumer Protection (Ley Federal de Protección al Consumidor) and other regulations issued by the Mexican Consumer Protection Agency (Procuraduría Federal del Consumidor).

Approvals from state and municipal regulatory entities are necessary at almost every stage of construction of a hotel. Generally, development requires, among other approvals: (i) approval of preliminary development, which includes authorization of the design and the use of the land, as well as preliminary agreements with Comisión Federal de Electricidad (the Mexican government-owned electricity company), water organisms at state or municipal levels for water, wastewater collection, treatment and disposal in order to provide the development with energy, water and connection to the sewage system, respectively; (ii) approval of the subdivision of land, as applicable; and (iii) a construction license.

Finally, in addition to the regulations described above, each of our hotels is subject to extensive federal, state and municipal regulations and on a periodic basis, we must obtain various licenses and permits, including, but not limited to, those relating to the operation of restaurants, swimming pools, fitness club facilities, parking garages, the sale of alcoholic beverages, advertisement and occupational health and safety.

We believe that the Insurgentes 421 Hotel Complex and GIC Complex (up to its current development stage) are in material compliance with applicable laws and regulations and has obtained all applicable licenses and permits and that our business will be conducted in substantial compliance with applicable laws.

Expropriation and Dispossession

In Mexico, the government has the authority to expropriate properties or assets if there are justified public interest or national security reasons. Under Mexican applicable law including, among others, the Mexican Constitution and Expropriation Law (Ley de Expropiación), the government is required to indemnify the owner of the property subject to expropriation. If there is disagreement in connection with the indemnification amount, the determination of such amount may be submitted to a judicial authority. There are no specific rules with respect to the indemnification amount we would receive in the event of expropriation, in the understanding that such indemnification must be paid between the following 45 business days to the publication of the expropriation decree. In addition, under the Mexican Constitution and Mexican applicable law, we may be dispossessed of the Properties by the Mexican government if tenants engage in certain criminal activities within the Properties. As of June 30, 2021, none of the Properties were subject to an expropriation or dispossession proceeding.

Overview of Mexico and the Mexican Lodging Industry

Macroeconomic Overview

During 2023, the Mexican economy continued to expand despite continued uncertainty regarding global economic conditions, prevailing inflationary pressures, high interest rates and adverse economic effects from global conflicts. Mexico’s GDP increased by 3.2% in 2023 vs. 2022 and is expected to grow up to 3.5% in 2024.

Moreover, Mexico continues to show a robust labor market with an unemployment rate was 2.7% as of December 31, 2023, a 0.1% decrease from the rate as of September 30, 2023. As of December 31, 2023, the economically active population in Mexico (fifteen years of age and older) was 61 million.  As of January 1, 2024, the minimum wages in Mexico were Ps. $374.89 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. $248.93 per day for the rest of Mexico, an increase of 20%, respectively, from the applicable minimum wages in effect from January 1, 2023 to December 31, 2023.

Mexico’s sovereign ratings were fully investment grade as of December 31, 2023, standing at a Baa2 with “stable” outlook by Moody’s, a BBB with a “stable” outlook by S&P, and a BBB- with a “stable” negative outlook by Fitch.

The Mexican Lodging Industry

The travel & leisure sector is a key economic engine for the Mexican economy, representing 8.5% of its GDP as of 2022.  International arrivals to Mexico have quickly recovered, standing just 6.3% below pre-pandemic levels and showing positive momentum with a 10.1% increase against 2022. Overall occupancy levels in Mexico have also quickly rebounded almost reaching pre-pandemic levels as of December 31, 2023.

Mexico is one of the top travel destinations in the world, and its tourism sector has grown significantly in recent years. It currently stands as the second most searched hotel destination in the world, and the fastest growing on hotel bookings since 2019.

Source: World Tourism Organization

Mexico is also the most visited destination in Latin America and the 6th most visited country in the world by international tourists.

Rkg.	Country	9M 2023	9M 2022	Vs. 9M22	Vs. 2019
1	France*	-	79.400	-	(12.7%)
2	Spain	66.529	56.020	18.8%	(1.6%)
3	United States	49.312	36.202	36.2%	(19.5%)
4	Italy	45.337	39.487	14.8%	(13.5%)
5	Turkey	38.092	34.133	11.6%	(7.0%)
6	Mexico	30.866	27.539	12.1%	(7.5%)
7	United Kingdom	29.443	21.647	36.0%	(1.0%)
8	Greece	27.790	23.687	17.3%	1.9%
9	Germany	26.747	21.147	26.5%	(13.9%)
10	Austria	25.156	21.003	19.8%	(2.1%)

Source: World Tourism Organization

In 2023, Mexico’s incoming tourism base mainly comprises visitors from investment grade, hard currency denominated countries such as the United States, Canada, the United Kingdom and Spain.

Source: Mexico’s Ministry of Tourism

Moreover, Mexico City and Cancun continue to be the top Mexican destinations for international tourists to Mexico. These cities together represented approximately 66% of total airport arrivals in Mexico during 2023; and Cancun remains the most visited Caribbean destination by passenger arrivals. The trend is expected to continue as there is a strong pipeline of projects to be delivered in 2024 to meet increasing visitor demand. In Cancun and Mexico City, and additional 53% of new room supply is expected to be developed in 2024. Additionally, both cities continue to show higher occupancy levels compared to the rest of Mexico.

Source: INEGI, Mexico’s Ministry of Tourism

C.	Organizational Structure

The following diagram sets forth our current corporate structure following the Business Combination and related corporate reorganization, including the subsidiaries of Murano PubCo:

D.	Property, Plant and Equipment

Description of the Properties

Hotels

Insurgentes 421 Hotel Complex

The Insurgentes 421 Hotel Complex is located in Colonia Condesa, a trendy and upscale neighborhood in Mexico City that is surrounded by tourist attractions, landmarks, parks and a vibrant restaurant scene. Condesa is within walking distance of the Roma neighborhood and Paseo de la Reforma, one of the city’s main avenues, close to the city’s historic center and main financial district, and only 12 kilometers away from Mexico City’s international airport.

The building where the Insurgentes 421 Hotel Complex is located was built in 1961 and designed by José Luis Benlliure, a renowned Spanish architect, painter and sculptor. This historic building, formerly known as the Aristos, has long been considered an icon of the city’s architectural style and was declared part of the artistic heritage of Mexico City by the National Institute of Fine Arts (Instituto Nacional de Bellas Artes) and the Ministry of Housing and Urban Development (Secretaría de Desarrollo Urbano y Vivienda). Murano Group acquired the building in 2006 and began conversion of the property into an upscale international business hotel in 2018. The development of the Insurgentes 421 Hotel Complex was completed in the last quarter of 2022 and became operational in the first quarter of 2023.

The Insurgentes 421 Hotel Complex consists of three independent buildings connected by a central square. The first building faces West and is located on Avenida de los Insurgentes. It is 55 meters high and consists of a Lower Ground and 16 floors with 217 rooms, which is operated under the Andaz brand, focused on business travelers. The second building faces North and is located on Aguascalientes Street. It is 34.45 meters high and consists of a Ground Floor and nine floors with 183 rooms, which is operated under the Mondrian brand, which is geared toward lifestyle tourism and sophisticated leisure travelers. The third building faces South and can be accessed from the central square. It consists of a lower ground and three floors encased by a large crystal ballroom. The Insurgentes 421 Hotel Complex also has an underground garage accessible from Aguascalientes Street.

The Andaz Hotel is operated by Hyatt, has 217 rooms and several amenities, including a sky bar “Cabuya Rooftop”, multiple restaurants, an auditorium, breakout rooms, a business center, a pet friendly area and restaurant for pets, the “Wooftop”, a gym and a spa. It also has a 954.31 sqm ballroom with a crystal dome with a capacity for 49 tables and 588 guests.

The Mondrian Hotel is the first luxury Accor hotel in Mexico and its flagship location in Latin America. Pursuant to the Hotel Management Agreement with Accor, 183 rooms are operated under the Mondrian brand.

According to the appraisal report issued by CBRE in April 2023, a global real estate consulting and appraisal firm, the market value of the Insurgentes 421 Hotel Complex property was U.S.$204.6 million and this valuation was adopted as of December 31, 2023.

As of December 31, 2023, we had invested U.S.$121.4 million to complete the development of the Insurgentes 421 Hotel Complex.

GIC Complex

The GIC Complex, once fully developed, is expected to be a 3,016-room complex situated in the area between Delfines Beach and the Nichupté Lagoon in Cancun. Its strategic location as one of the five-star hotels in Cancun closest to the airport and similarly close to Cancun’s major entertainment area, alongside the state-of-the-art design and luxurious rooms and amenities, will be second-to-none in Cancun and we believe will be key to attracting our guests. The GIC Complex will be a destination within a destination where the GIC II Hotel will complement the GIC I Hotel, and countless amenities will be offered for both leisure and business travelers of all ages.

Cancun is the foremost destination in the Caribbean as it is easily accessible from many parts of the world, with numerous daily direct flights linking the city with large metropolitan centers in the United States, Canada and Europe. The total number of passengers visiting Cancun has grown at a considerably higher pace than the number of hotel rooms, creating an opportunity in the hospitality industry in Cancun. Given the exposure to international visitors and the local dynamics in Cancun, we currently expect that substantially all the revenues generated by the GIC Complex will be denominated in U.S. dollars.

GIC I Hotel

The GIC I Hotel will feature 1,016 rooms across two hotels, with views of the ocean, lagoon, and/or adjacent golf course owned by Iberostar.

The Vivid Hotel is an adult-only brand all-inclusive hotel categorized as five-star upper scale with 400 rooms operated under the Vivid brand and which opened in April 2024. The Dreams Hotel is expected to be completed and operational in the third quarter of 2024 and will be a family-friendly brand hotel categorized as five-star upper scale with 616 rooms operated under the Dreams brand.

When fully operational later in 2024, the GIC I Hotel is expected to have the following amenities: a world-class spa, beach club, rooftop terraces, four specialty restaurants, two buffet restaurants, two pool restaurants, two gyms, two lobby bars, two sunset bars, two cavas, two swim-up bars, a kids club, two barefoot grills, a terrace lounge, a shopping store, a wedding terrace, an entertainment square, a jogging track and the longest sky pool in the world. Adjacent amenities forming part of the GIC Complex will include the GIC Spa, the GIC Village Food Hall, and close access to the golf course owned by Iberostar.

The GIC I Hotel is located within walking distance of Delfines beach and close to the El Rey Archaeological Zone and National Park. The GIC I Hotel will be operated by Hyatt’s subsidiary Hyatt Inclusive Collection, which is an industry leader in the luxury resort destination category with over 102 properties, more than 21,302 guest rooms and suites and the largest portfolio of hotel brands, and has grown to become one of the leaders in the resort operations sector in Mexico and the Caribbean, based on 2021 year-end projections as of July 31, 2021. Hyatt Inclusive Collection operates luxury resorts under all-inclusive plans in Mexico, Jamaica, the Dominican Republic, Costa Rica, Curaçao and Panama, and is one of the fastest-growing operators in luxury tourism offering all-inclusive plans across North America.

Hyatt Inclusive Collection is part of Hyatt and Apple Leisure Group, the top U.S. seller of all-inclusive vacation packages worldwide. In 2020, Apple Leisure Group had approximately 3.2 million passengers through its tour companies and is the leading North American leisure travel and resort brand management group. In addition to Hyatt Inclusive Collection and its tour companies, Apple Leisure Group operates a carrier and services company and a vacation club with more than 60,000 members. We estimate that, upon completion, the GIC I Hotel will have 1,016 rooms: (i) 400 keys corresponding to the Vivid Hotel, operated under the Vivid brand; and (ii) upon completion, 616 keys corresponding to the Dreams Hotel, will be operated under the Dreams brand.

According to an appraisal report issued by Vaaproy, the market value of the GIC I Hotel on December 31, 2023 was U.S.$540.3 million.

GIC II Hotel

The GIC II Hotel is expected to comprise approximately 73,785.32 sqm of land and is planned as an integrated resort split across four different hotel brands with a total 2,000 rooms, with views of the ocean, lagoon and/or adjacent golf course owned by Iberostar. Development of the GIC II Hotel is in the early stages of development.

When fully developed, the GIC II Hotel is expected to have a range of amenities, including a water park, sports center, world-class spa, rooftop terraces, four buffet restaurants, seven specialty restaurants, four pool restaurants, four coffee shops, four barefoot grills, four lobby bars, four pool bars, three cavas, pools, roof pools, sunbathing decks, a jogging track, shops and galleries, an observation deck, a kids club, a core zone, gyms, and a World Trade Center (a convention center under the WTCA name). We estimate that, upon completion, the GIC II Hotel will have 2,000 rooms: sectioned in four hotel brands (in process of negotiation with Hyatt) that will be divided into: (i) 800 keys for the adult-only sector and (ii) 1200 keys that will be a family-friendly brand.

GIC Complex’s Adjacent Amenities

In addition to the GIC Complex’s amenities described above; the GIC Complex will include a range of amenities that will enhance our guests’ experience, including the GIC Spa, the GIC Retail Village, and the GIC World Trade Center (a convention center under the WTCA name), which we believe will be the largest convention center in the region and leverage the growing and under-satisfied demand for business facilities in Cancun. The GIC I Trust will own and develop the GIC Village Food Hall (in GIC Private Unit 1). The CIB/3224 Trust will own and develop the GIC Spa (in GIC Private Unit 2). In addition, the GIC World Trade Center and the GIC Retail Village (in GIC Private Unit 4) will be developed and owned by a different entity of the Murano Group.

Design of the GIC Complex

The GIC Complex has been designed by HOK Group, Inc. (“HOK”), the largest U.S.-based design, architecture, engineering and urban planning firm. HOK has been recognized for six consecutive years on the American Institute of Architect’s (AIA) “Top 10 Green Projects List,” one of the industry’s best-known awards program for sustainable design excellence. The landscaping, outdoor amenities and aquatic parks have been designed by EDSA, Inc. (“EDSA”), a renowned U.S.-based planning, landscape architecture and design firm.

The Resort Property in Baja Development Project

The Resort Property in Baja Development Project is expected to consist of 41,049.66 sqm of land, and will feature 371 rooms, with views of the ocean and/or adjacent golf course in Ensenada. Development of the Resort Property in Baja Hotel is in the early stages but when fully developed, the Resort Property in Baja hotel is expected to have the following amenities: business center, world-class spa, pool terraces, bars and restaurants.

The Resort Property in Baja Development Project is currently in the project plan and design phase and the team is working to ensure that a wide array of details are taken into consideration, from the layout of the rooms to the choice of materials for the furnishings.

The project is currently under evaluation, and we have not yet begun the process of securing financing for completion. Therefore, we do not know when and if we will be able to begin construction of this project.

Industrial Park Properties

Baja Park

The Baja Park property is expected to comprise approximately 363,262 sqm of retail space.

Asset Management of our Properties

We employ a proactive asset management approach to maximize the performance of our hotels through revenue enhancement and cost-containment measures. As committed owners, we provide direction and oversight to the hotel operators and continuously evaluate their plans and strategies, including those to be implemented to optimize the performance of each of our properties. To that end, we regularly conduct sales, marketing, and financial performance reviews designed to identify strengths and weaknesses that can be addressed to enhance property performance and conduct periodic on-site meetings with property and regional personnel, and in-depth operational reviews focused on identifying new and ongoing margin improvement initiatives.

Construction

The Murano Group has engaged or will directly engage with experienced contractors to carry out the construction of the Project Under Completion. In addition, we have engaged Ideurban as manager and supervisor of the construction of the project. With more than 70 years of experience, Ideurban is one of Mexico City’s leading urban development companies delivering a complete range of integrated real estate solutions and construction services. Supporting the needs of communities, governments, commerce and industry in Mexico, Ideurban has led projects in markets ranging from hospitality (including a portfolio of emblematic hotels throughout Mexico), residential, retail, and commercial to highway infrastructure, mixed-use developments and urban planning.

Description of Certain Project Agreements

The following is a summary of selected provisions of certain project agreements related to the Insurgentes 421 Hotel Complex and the GIC Complex and is not considered to be a full statement of the terms of each such agreement. The following summaries are qualified in their entirety by reference to the applicable agreements or drafts of agreements and are subject to the full text of those documents, some of which are in Spanish. Unless otherwise stated, any reference in this annual report to any agreement will mean such agreement and all schedules, exhibits and attachments thereto, as amended, supplemented or otherwise modified and in effect as of the date of this annual report.

Insurgentes 421 Hotel Complex

Andaz Hotel Management Agreement

On May 11, 2022, OHI421 entered into a hotel management agreement with Hyatt of Mexico, S.A. de C.V., as hotel manager, pursuant to which the hotel manager operates 217 guest rooms part of the Insurgentes 421 Hotel Complex under the label of Andaz Mexico City Condesa, for a period of 20 mandatory years starting on December 31, 2022 (the “Andaz Hotel Management Agreement”).

•	Key Terms

➢
Hyatt has the right to extend the term of the Andaz Hotel Management Agreement for a 10-year additional term unless Hyatt gives notice to OHI421 of its intention not to renew at least 12 calendar months prior to the expiration date.

➢
Hyatt is responsible and has the authority to direct all aspects of the operation of the Andaz Hotel, including but not limited to, (i) personnel management and human resources policies and resolving employment disputes, (ii) determining the terms of guest admittances, (iii) use and services provided by the Andaz Hotel, (iv) marketing and booking process, (v) collection of revenue and payment of operating expenses, and (vi) prepare accounting books and records reflecting the results of the operations of the Andaz Hotel.

➢
Hyatt has the authority to institute, conduct, defend and settle in the name and on behalf of OHI421, legal proceedings arising from the ordinary course of the Andaz Hotel operations including: (i) routine collection matters; (ii) evictions or removal of guests or other persons occupying the Hotel; (iii) enforcement of any rights (including termination); (iv) personnel and employment matters; and (v) claims governed by insurance.

➢
OHI421 is responsible for, among others, (i) the procurement and receipt of any governmental approval required in connection with the Insurgentes 421 Hotel Complex and its renewal including all costs, expenses and fees thereof, (ii) the sale, transfer or any other disposition of all or any portion of the Andaz Hotel, (iii) the financing or refinancing of the Andaz Hotel, (iv) settling any property insurance claims that relate to any casualty or any condemnation awards, (v) entering any transaction with an affiliate of Hyatt, and (vi) settling legal proceedings relating to ownership, constructions and development of the Andaz Hotel.

➢
Hyatt is entitled to receive compensation as follows: (a) a Base Fee, payable monthly, in an amount equal to (i) 1.6% of the cumulative revenue of the hotel from the opening date until the end of the first fiscal year of operations, (ii) 2.1% of the cumulative revenue of the hotel from the start of the second fiscal year of operations until the end of the second fiscal year of operations, and (iii) thereafter, 2.6% of the cumulative revenue of the hotel, and (b) an Incentive Fee equal to a percentage of Adjusted Profit (a percentage of Adjusted Profit (means, for any relevant period, the amount, not less than zero equal to the excess (if any) of (x) Gross Operating Profit for such period over (y) the sum of the Base Fee and the License Fee earned for such period (but not the Incentive Fee) (but only to the extent that such amounts are not otherwise deducted in computing Gross Operating Profit)) of the Andaz Hotel, subject to the Andaz Hotel achieving the relevant Adjusted Profit Margin (which for any fiscal year shall mean the percentage calculated by dividing (x) Adjusted Profit for such fiscal year by (y) revenue of the hotel for such fiscal year), payable monthly, as described in the table below:

Tier	Adjusted Profit Margin	Incentive Fee earned. (monthly, as preliminary installments of the Incentive Fee)
	Between 0 and up to and including 20%	No Incentive Fee
	Greater than 20.01% and up to including 25%	6% of the Adjusted Profit
	Greater than 25.01% and up to and including 30%	7% of the Adjusted Profit
	Greater than 30.01% and up to and including 35%	8% of the Adjusted Profit
	Greater than 35.01% and up to and including 40%	9% of the Adjusted Profit
	Greater than 40%	10% of the Adjusted Profit

➢	Hyatt will have the right, at its discretion, to extend the operating term for an additional 10-year period.

•	Termination Events

➢
The occurrence of any of the following events not cured within the grace period provided under the Andaz Hotel Management Agreement will be deemed as an event of default that is not remedied within 30 days: (i) failure of OHI421 to make any payment to Hyatt or its affiliates, (ii) the filing of a voluntary petition in bankruptcy or insolvency or a petition for reorganization under any bankruptcy or insolvency law by either party, (iii) breach by any of the parties of any material covenants including representations, warranties, or conditions set forth thereunder, (iv) any assignment or transfer by a party in violation of any financing undertaken by OHI421 or impacting the Andaz Hotel that fails to satisfy the financing conditions, and (v) any default by guarantor under the guaranty.

➢
A non-defaulting party shall have the right to terminate the Andaz Hotel Management Agreement by the occurrence of any event of default of the other party by delivering a written notice. The rights of termination shall be in addition to, and not in lieu of, any other rights or remedies provided, being understood, and agreed that the exercise of the remedy of termination shall not constitute an election of remedies and shall be without prejudice to any other rights or remedies.

➢
OHI421 has the right to terminate the Andaz Hotel Management Agreement if the Andaz Hotel does not meet the requirements of the performance test[2] applicable to the most recently concluded performance test period[3]. The Andaz Hotel would not meet the requirements for passage of the performance test in any performance test period in which the Andaz Hotel failed both applicable tests in each consecutive fiscal year comprising the performance test period.

➢
Any sum that is not paid by either party as when due shall bear interest at the Interest Rate (means the lesser of (a) the prime rate announced from time to time in the Wall Street Journal plus 5%, and (b) the maximum rate of interest permissible under applicable laws, compounded monthly. In the event that the Wall Street Journal ceases to publish the prime rate, then subsection (a) shall be the prime rate announced form time to time by JPMorgan Chase Bank, N.A. (and its successors) ) from the date when such sum becomes due to the date of payment.

•	Governing Law

➢	The Andaz Hotel Management Agreement is governed by Mexican Law. Any disputes arising from this agreement will be subject to arbitration with the Rules of the International Chamber of Commerce.

Mondrian Hotel Management Agreement

On May 11, 2022, OHI421 Premium entered into a hotel management agreement with Ennismore, as hotel manager, pursuant to which the hotel manager operates 183 rooms, two restaurants and one bar part of the Insurgentes 421 Hotel Complex under the label of Mondrian Mexico City Condesa, for a period of 20 mandatory years starting on December 31, 2022 (the “Mondrian Hotel Management Agreement”).

•	Key Terms

➢
The term of Mondrian Hotel Management Agreement will be extended for an additional 10-year period if neither party delivers a written notice of termination 180 days prior to the last date of the initial term, and which could be subsequently extended for an additional 10-year period provided that neither party delivers a written notice of termination 180 days prior to the last date of the term, or first renewal term, as applicable.

➢
Ennismore shall have discretion in the supervision, operation, direction, control and management of the Mondrian Hotel and it will have the exclusive right to (i) manage the Mondrian Hotel without interference from OHI421 Premium other than any inspection and auditing rights it may have under the Mondrian Hotel Management Agreement, (ii) determine all policies and procedures for the operation of the Mondrian Hotel, (iii) implement, in the name and on behalf of OHI421 Premium, all policies and procedures applicable to Mondrian Hotels in the region.

➢
OHI421 Premium must, among others, (i) ensure the standard of the Mondrian Hotel to be always maintained, (ii) provide sufficient working capital to ensure that the operation of the Hotel is to be undertaken as a manner required by  Ennismore’s standards, (iii) comply with all its legal requirements with respect to the Mondrian Hotel, (iv) acknowledge that the Mondrian Hotel Management Agreement does not give it any right, title, or interest in or to any of Ennismore’s standards, except as a license during its term to have such standards use with respect to the operation of the Mondrian Hotel, and (v) obtain or maintain all approvals, consents, licenses, permits and authorizations as may be necessary for the occupation and operation of the Mondrian Hotel at its cost and expense during the term of the Mondrian Hotel Management Agreement.

➢
Ennismore is entitled to receive a Base Fee, payable monthly, in an amount equal to (i) 2.0% of the total revenue of the hotel from the opening date until the end of the first fiscal year of operations, (ii) 2.5% of the total revenue of the hotel from the start of the second fiscal year of operations until the end of the second fiscal year of operations, and (iii) 3% of the total revenue of the hotel thereafter.

➢
Ennismore is entitled to an incentive fee, payable monthly, in an amount equal to 15% of the special adjusted gross operating profit of the hotel (meaning the gross operating profit, less the following: (i) base fee; (ii) all property taxes; (iii) insurance costs; (iv) replacement reserve contribution; and (v) an amount equal to eight percent (8%) of the total project costs (which is the sum of all costs and expenses incurred by OHI421 Premium in connection with the development, construction, initial furnishing and initial equipment of the Mondrian Hotel and an aggregate amount of $200,000 per key at the Mondrian Hotel).

➢	Ennismore is entitled to receive a food and beverage fee, payable monthly, equal to 2% of the food and beverage revenue.

➢
None of the base fee, the incentive fee, and/or the food and beverage fee shall be subordinated to any payments, if OHI421 Premium fails to pay to Ennismore in a timely manner, Ennismore is authorized to transfer such amounts from the replacement reserve account to the operating account and withdraw such amounts from the operating account.

➢
Ennismore shall not without the prior written consent of OHI421 directly or indirectly operate, franchise, or license another hotel branded and named as Mondrian located within five kilometers of the Mondrian Hotel.

➢	The employees of the Mondrian Hotel will work under the supervision of Ennismore but shall be considered from a labor perspective to be under OHI421 Premium.

➢	OHI421 Premium must obtain insurance as specified in the Mondrian Hotel Management Agreement.

➢
OHI421 Premium shall defend, indemnify, protect, and hold Ennismore and its affiliates and its officers, directors, shareholders, partners, members, employees, agents and representatives harmless from any claims in connection with the (i) development, construction, marketing, sales, ownership or operation of the Hotel or any component thereof; or (ii) by reason of any action taken or omitted to be taken pursuant to the Mondrian Hotel Management Agreement.

➢
Ennismore shall defend, indemnify, protect and hold OHI421 Premium and its officers, directors, shareholders, partners, members, employees, agents and representatives harmless from and against all claims, demands, damages, judgements, costs, losses, penalties, fines, liens, arising in connection with the operation of the Mondrian Hotel by reason of (i) Ennismore gross negligence; or (ii) willful misconduct on the part of Ennismore or its affiliates.

➢
Ennismore shall have the right to transfer its rights and obligations under the Mondrian Hotel Management Agreement to (i) any person who is a successor or transferee which may result from any merger, consolidation, or reorganization of Ennismore, or (ii) Accor SA, Ennismore or any of their affiliates provided that the transferee assumes all of Ennismore’s obligations under the Mondrian Hotel Management Agreement and is in a position to operate the Mondrian Hotel.

➢
OHI421 Premium shall not transfer its rights and obligations under the Mondrian Hotel Management Agreement unless (i) it has given 90 days’ prior written notice to Ennismore, (ii) the transfer is to an acceptable transferee, (iii) at the date of transfer all amounts owed to Ennismore and its affiliates have been paid in full and all amounts accrued that will become due after the transfer shall be reserved in an account under Ennismore’s control, and (iv) the transferee enters into a written agreement with Ennismore to be bound by the terms and conditions of the Mondrian Hotel Management Agreement.

•	Termination Events

➢
Termination may arise if any of the following occurs (each, a default under the Mondrian Hotel Management Agreement): (i) failure to pay any amount due and payable, (ii) failure to perform any covenants or obligations, (iii) material breach of any representation or warranty, (iv) insolvency default, (v) breach of the Hotel Consultancy Services Agreement (as defined in the Mondrian Hotel Management Agreement) entered between OHI421 and the Hotel Consultant (as defined in the Mondrian Hotel Management Agreement) will result in a default by either of the parties, and, exclusively for Ennismore (vi) losing the use of the Mondrian brand, and (vii) abandoning the operation of the Mondrian Hotel for longer than 15 days unless otherwise agreed upon with OHI421 Premium.

➢
Following a default (as defined in the Mondrian Hotel Management Agreement) and provided that the default continues for a period of 30 days the non-defaulting party may terminate the Mondrian Hotel Management Agreement without prejudice to any rights, actions or remedies either party may have thereunder. If the default can be cured but not within such period, the period will be extended to such longer period as it is reasonable but no longer than 60 days.

➢	In case of an insolvency default the non-defaulting party may terminate the Mondrian Hotel Management Agreement with immediate effect by serving a notice on the defaulting party.

➢
In the event of rescission or earlier termination due to causes attributable to OHI421 Premium, in addition to all amounts owed and repayment of any unamortized key money to Ennismore, a termination penalty equal to the net present value of the following amounts calculated using a discount rate of 8% in each instance, discounted to the date of termination will be applied:

•	if termination occurs during years 1 to 4, the penalty shall be an amount equal to $130,158 multiplied by the remaining months of the term,
•
if termination occurs in year 5 of thereafter, the penalty shall be an amount equal to the average monthly fees for the 12 months period prior to the date of termination, in which 12 months preceding period no force majeure event has occurred, multiplied by the remaining months of the term.

➢
OHI421 Premium shall have the right to terminate the Mondrian Hotel Management Agreement without the need for a court order, if in any Termination Test Period, the Mondrian Hotel suffers (i) a GOP Failure, and (ii) a REVPAR Failure (in each case as defined in the Mondrian Hotel Management Agreement).

•	Governing Law

➢	The Mondrian Hotel Management Agreement is governed by Mexican Law. Any disputes arising from this agreement will be subject to arbitration with the Rules of the International Chamber of Commerce.

Insurgentes Lease Agreements

On October 10, 2018, and as amended and restated on May 11, 2022, Inmobiliaria Insurgentes 421, as lessor, entered into the OHI421 Lease Agreement with OHI421, as lessee, through which the lessee is required to use the relevant property exclusively to operate it under the terms of the corresponding hotel management agreement. Lessee shall pay lessor a base rent of U.S.$50,000 within the first 15 days of each month, plus a variable rent equivalent to 95% (ninety five percent) of the gross operating profit of the lessee for the calendar year ended. The lease agreement has a 20-year term. As of December 31, 2023, the base rent amounted to U.S.$300,000.

On May 11, 2022, Inmobiliaria Insurgentes 421, as lessor, entered into the OHI421 Premium Lease Agreement with OHI421 Premium, as lessee, through which the lessee is required to use the property exclusively to operate it under the terms of the corresponding hotel management agreement. Lessee shall pay lessor a base rent of U.S.$50,000 within the first 15 days of each month, plus a variable rent equivalent to 95% of the gross operating profit of the lessee for the calendar year ended. The lease agreement has a 20-year term. As of December 31, 2023, the base rent amounted to U.S.$300,000.

As part of the collateral to secure the Insurgentes Loan, among others, Inmobiliaria Insurgentes 421 contributed (i) the ownership of the property of the Insurgentes 421 Hotel Complex, (ii) its collection rights under and in respect of the Insurgentes Lease Agreements and (iii) its collection rights in regard to any potential sale of the Insurgentes 421 Hotel Complex. “See “Item 5.B. Liquidity and Capital Resources – Debt” for descriptions of the material agreements.

•	Key Terms

➢	The term of the Insurgentes Lease Agreements may be extended by mutual agreement of its parties after negotiating new terms, conditions and rental structure.

➢	The rent amount, terms and conditions are revisited every three years to take into consideration inflation rates and market conditions, among others.

➢	In case of delayed payment of rent, a default interest rate at 20% calculated annually shall be applied.

➢
The Insurgentes Lease Agreements contain terms and conditions customary for a transaction of its nature, pursuant to which the lessee, among others, will: (i) allow the lessor to inspect the Andaz Hotel or the Mondrian Hotel, as applicable; (ii) comply with any law or requirement (including environmental laws); (iii) leave and deliver Andaz Hotel or the Mondrian Hotel, as applicable, properties to the lessor in the same condition as delivered; (iv) maintain necessary permits, licenses or authorizations for operation and occupancy of Andaz Hotel or the Mondrian Hotel, as applicable; (v) notify of any judicial or administrative process (including related to compliance with environmental regulations) initiated against any of the parties related to Andaz Hotel or the Mondrian Hotel, as applicable; (vi) pay and withhold taxes (except those that must be paid by the lessor, pursuant to the Insurgentes Lease Agreements); (vii) prepare and deliver quarterly and annual financial information. On the other hand, the lessor will: (i) deliver the derivative and material possession of Andaz Hotel or the Mondrian Hotel, as applicable, properties and allow the use by the lessee; (ii) not interfere with the management and operation of the Andaz Hotel or the Mondrian Hotel, as applicable; (iii) maintain Andaz Hotel or the Mondrian Hotel, as applicable properties in good conditions, among others.

➢
The permitted use of Andaz Hotel or the Mondrian Hotel, as applicable, properties is restricted to the use in accordance with the Andaz Hotel Management Agreement or the Mondrian Hotel Management Agreement, as applicable, which restricts it to activities typically conducted by a hotel such as hospitality services, restaurant services, sale of alcoholic and non-alcoholic beverages, among others.

➢	The permits and licenses required to operate the Andaz Hotel or the Mondrian Hotel, as applicable, must be obtained and maintained by the lessee or the Hotel Operator.

➢
The lessee shall indemnify the lessor, its employees, agents, contractors or consultants, from any claim arising from any harm, disease or death that take place in the Andaz Hotel or the Mondrian Hotel, as applicable, as long as not due to the negligence or bad faith of the lessor; labor claims, payment of taxes due by the lessee, among others specified in the Insurgentes Lease Agreements.

•	Termination Events

➢
The Insurgentes Lease Agreements may be terminated by the lessor if (i) the lessee incurs in any event of default and fails to cure such breach within the applicable grace period, (ii) the lessee uses the hotel for any purpose other than within the permitted use under the hotel management agreements, (iii) if the lessee assigns or transfers by any means the use of the hotel to any third party without the lessor’s prior consent, and (iv) if the corresponding hotel management agreement is terminated by causes attributable to the lessee.

•	Governing Law

➢	The Insurgentes Lease Agreements are governed by the laws of Mexico City and are subject to the jurisdiction of the courts of Mexico City.

The Insurgentes Lease Agreements contain terms and conditions customary for a transaction of its nature, pursuant to which the lessee, among others, will: (i) allow the lessor to inspect the Andaz Hotel or the Mondrian Hotel, as applicable; (ii) comply with any law or requirement (including environmental laws); (iii) leave and deliver Andaz Hotel or the Mondrian Hotel, as applicable, properties to the lessor in the same condition as delivered.

Exitus Sale and Lease Back Agreement

On December 12, 2019, Edificaciones BVG, as lessee, Exitus as lessor, and Marcos Sacal Cohen as joint and several obligor, entered into a master lease agreement through which Exitus grants to Edificaciones BVG the use and enjoyment of equipment in exchange for a monthly consideration for a 36-month term, subject to renewals. As of December 31, 2023, Ps.$12.4 million was outstanding under this agreement.

•	Key Terms

➢
BVG Edificaciones has the obligation to pay to Exitus an origination fee and a commission for investigation and/or formalization expenses, which will be determined in the lease addenda, plus the corresponding VAT per implemented lease.

➢	The lease addendum or addenda executed pursuant to the Exitus Lease Agreement shall constitute a net lease and Edificaciones BVG undertakes to make all payments thereunder.

➢
Edificaciones BVG agrees to and shall comply with (i) all laws, regulations, decrees, rules and orders of any governmental agency or agency, relating to the installation, use or operation of the equipment to maintain in effect any required licenses, authorizations, concessions, permits, registrations and other documentation, (ii) shall only use the equipment for the activities of the regular course of business (iii) shall use and store the equipment precisely in the place determined for such purpose, (iv) shall receive the equipment directly from the supplier, (v) paying expenses related to the handling, operation and maintenance of the equipment, (vi) to keep and maintain its corporate structure, existence and legal personality without changes in stature as well as to allow Exitus to inspect the equipment, (vii) to take all actions to recover the equipment or defend the use and enjoyment thereof (viii) to update its financial information and deliver balances, (ix) to deliver financial statements (x) obtain and maintain insurance for the equipment.

➢
Exitus may assign its rights under the Exitus Sale and Lease Back Agreement without requiring consent form Edificaciones BVG. Edificaicones BVG shall not assign its rights or obligations under the Exitus Sale and Lease Back Agreement unless prior written consent from Exitus is obtained.

•	Termination Events

➢
Exitus may terminate the Exitus Sale and Lease Back Agreement if Edificaciones BVG (i) fails to pay on the indicated date any periodical or rent payment as well as any other payment at its expense or in the annexes and that the non-compliance persists for more than 10 (ten) calendar days , (ii) fails to perform or observe any obligation, covenant, condition or agreement thereunder, (iii) makes any misrepresentation regarding any terms contained thereunder, (iv) enters into dissolution or liquidation, (v) attempts to remove, sell, convey, convey, encumber, forfeit or sublet the Equipment or any part thereof, (vi) fails to obtain the applicable insurance, (vii) fails to comply with a court order or arbitrations award.

•	Governing Law

➢	The Exitus Sale and Lease Back Agreement is governed by the laws of Mexico City and the parties are subject to the jurisdiction of the courts of Mexico City.

GIC Complex

GIC I Hotel

GIC I Hotel Management Agreement

On September 10, 2019, Operadora GIC I entered into a hotel management agreement (as amended on September 11, 2019, March 28, 2021, and July 11, 2023, and as may be further amended from time to time) with AMR Operaciones MX, S. de R.L. de C.V. (Hyatt Inclusive Collection), as hotel manager, pursuant to which the hotel manager will operate the GIC I Hotel for a period of 20 mandatory years starting on the date in which the hotel manager gives notice of receipt of the GIC I Hotel (the “GIC I Hotel Management Agreement”). The GIC I Initial Period commenced on April 1, 2024.

•	Key Terms

➢
The term of the GIC I Hotel Management Agreement which will be automatically renewed for subsequent five-year extensions, unless either party notifies the other of its intent not to renew at least 12 (twelve) calendar months prior to the expiration date.

➢
Hyatt Inclusive Collection will have, in the name and on behalf of Operadora GIC I, the control and faculty to make decisions regarding the operation and commercialization, maintaining the control, as well as the management, over such activities and over all the GIC I Hotel’s assets.

➢
The hotel must be operational by the second quarter of 2024, it being understood that, in case of force majeure, this deadline will be extended for a period equivalent to the period that said force majeure event lasts.

➢	The hotel will be designed to the Hyatt Inclusive Collection standards specified in the GIC I Hotel Management Agreement.

➢
Operadora GIC I will maintain operating capital equal to the amount agreed in the Approved Annual Budget (as defined in the GIC I Hotel Management Agreement) and make the necessary equity contributions for the operation of the hotel and to cover all applicable pre-operative costs.

➢	Hyatt Inclusive Collection will be entitled to an administrative fee equal to 3% of annual gross revenue of the GIC I Hotel and an incentive fee equal to 10% of gross profit of the GIC I Hotel.

➢
In case of delay in payments of the administrative fee or the incentive fee, there shall be a default interest of 12% per year of pending amounts or Hyatt Inclusive Collection can discount the pending fees from the gross revenues.

➢
Operadora GIC I will reimburse Hyatt Inclusive Collection for (i) commercialization and sales costs (up to 6.0% of annual gross revenues paid monthly), (ii) expenses related to sales generated through the call center and website set up by Hyatt Inclusive Collection which will amount to 5% of sales generated through that conduit, and (iii) reimbursement for group services.

➢	Hyatt Inclusive Collection will maintain the GIC I Hotel in good conditions and will have the right to, at the expense of the Operadora GIC I, make certain changes and improvements to the GIC I Hotel.

➢	The employees of the GIC I Hotel will work under the supervision of Hyatt Inclusive Collection, but shall be considered from a labor perspective to be under the Operadora GIC I.

➢	Operadora GIC I must obtain insurance as specified in the GIC I Hotel Management Agreement, including insurance for litigation and damages to the GIC I Hotel.

➢
Operadora GIC I will indemnify Hyatt Inclusive Collection, any subsidiaries, affiliates or any directors, employees or advisors for any claim that arises in relation to the GIC I Hotel Management Agreement, unless there has been gross negligence or bad faith.

➢	Hyatt Inclusive Collection will have a right of first refusal if we decide to sell the hotel. Pursuant to this right, it will be entitled to a 60-day due diligence period.

➢
Hyatt Inclusive Collection will have the right to assign its rights and obligations under the GIC I Hotel Management Agreement to an affiliate, subsidiary or related party, without the need to obtain prior consent from Operadora GIC I, as long as the assignee proves that it has control of Hyatt Inclusive Collection and the necessary experience to operate the hotel.

➢
Operadora GIC I has the right to assign our rights and obligations under the GIC I Hotel Management Agreement to an affiliate, subsidiary or related party, without the need to obtain prior consent from Hyatt Inclusive Collection.

➢
Except for the rights and obligations under the financing documents, we may not sell, assign, transfer or in any other way alienate the rights that correspond to the GIC I Hotel, either through sale or any other form of disposition of the GIC I Hotel, of the shares and/or any other similar corporate interest during the first two years of the initial period.

•	Termination Events

➢
Hyatt Inclusive Collection may terminate the GIC I Hotel Management Agreement under the following circumstances (each subject to a 30-day cure period): (i) non-payment of fees or reimbursements, (ii) failure to maintain the required Operating Capital, (iii) insolvency or bankruptcy, (iv) loss of material permits affecting operations, (v) failure to obtain and/or maintain insurance coverage, (vi) interference with Hyatt Inclusive Collection’ operations, and (vii) failure to meet construction milestones. In such events and if Hyatt Inclusive Collection terminates the GIC I Hotel Management Agreement, Operadora GIC I shall pay the following penalties to Hyatt Inclusive Collection:

✔
A conventional penalty equivalent to 50% of the total of the Administration Fee (as defined in the GIC I Hotel Management Agreement) and the Incentive Fee (as defined in the GIC I Hotel Management Agreement) of the last 12 months of operation multiplied by the remaining fiscal years of the validity of the GIC I Hotel Management Agreement.

✔
If termination occurs before the 12 months mentioned in the previous paragraph can be counted, then the conventional penalty will be the amount resulting from multiplying $2,500 by the number of rooms provided in the Contract by the number of years remaining of the Validity (as defined in the GIC I Hotel Management Agreement) of the GIC I Management Agreement.

✔
If the termination of the GIC I Hotel Management Agreement occurs after 12 months can be counted, but before 4 fiscal years can be counted, then the conventional penalty will be the equivalent to the total of the sum of the Administration Fee and the Incentive Fee of the last 12 months multiplied by three.

➢
Operadora GIC I may terminate the GIC I Hotel Management Agreement under the following circumstances (each subject to a 30-day cure period except for (i)): (i) Hyatt Inclusive Collection fails to make the guaranteed payments, (ii) insolvency or bankruptcy of Hyatt Inclusive Collection, (iii) Hyatt Inclusive Collection abandons the hotel premises for 5 business days, (iv) Hyatt Inclusive Collection fails to renew any permits affecting operations; (v) Hyatt Inclusive Collection fails to meet at least 85% of gross operating profit for two consecutive years and does not cover the shortfall.

•	Governing Law

➢	The GIC I Hotel Management Agreement is governed by the laws of Mexico and the parties are subject to the jurisdiction of the courts of Cancun, Quintana Roo or Mexico City as chosen by the plaintiff.

GIC I Lease Agreement

On September 5, 2019, the GIC I Trust entered into a lease agreement with Operadora GIC I pursuant to which the GIC I Trust leases the GIC I Hotel’s properties to Operadora GIC I, both restricted subsidiaries under the Indenture, for a period of 20 years (the “GIC I Lease Agreement”). The rights under the GIC I Lease Agreement will not be assigned to the Collateral prior to the repayment of the GIC I Loan.

•	Key Terms

➢	As long as the lessee is in compliance with the terms of the GIC I Lease Agreement, the parties may agree to extend the agreement.

➢
The lessee will pay a variable rent equivalent to variable rent equivalent to 98% of the gross revenue, payable within the first four months of each year. The variable rent pending from the previous year has priority in order of payment, followed by the variable rent.

➢	The rent may be paid in pesos, calculated at the exchange rate published by the Central Bank on the previous business day to the payment date.

➢
The rent amount, terms and conditions are revisited every three years in order to take into consideration inflation rates and market conditions, among others. The rent structure may be modified if there is a change in law, with the lessor’s prior written consent.

➢	There shall be monthly interest payments in case of delayed payment of rent, in accordance with the legal interest rate (9% per annum) provided under the Federal Civil Code.

➢
The GIC I Lease Agreement contains terms and conditions customary for a transaction of its nature, pursuant to which the lessee, among others, will: (i) allow the lessor to inspect the GIC I Hotel; (ii) comply with any law or requirement (including environmental laws); (iii) leave and deliver GIC I Hotel’s properties to the lessor in the same condition as delivered; (iv) maintain necessary permits, licenses or authorizations for operation and occupancy of GIC I Hotel’s properties; (v) notify of any judicial or administrative process (including related to compliance with environmental regulations) initiated against any of the parties related to GIC I Hotel’s properties; (vi) pay and withhold taxes (except those that must be paid by the lessor, pursuant to the GIC I Lease Agreement); (vii) prepare and deliver quarterly and annual financial information. On the other hand, the lessor will: (i) deliver the derivative and material possession of GIC I Hotel’s properties and allow the use by the lessee; (ii) not interfere with the management and operation of the GIC I Hotel; (iii) maintain GIC I Hotel’s properties in good conditions, among others.

➢
The permitted use of GIC I Hotel’s properties is restricted to the use in accordance with the GIC I Hotel Management Agreement, which restricts it to activities typically conducted by a hotel such as hospitality services, restaurant services, sale of alcoholic and non-alcoholic beverages, among others.

➢	The permits and licenses required to operate the GIC I Hotel must be obtained and maintained by the lessee or the Hotel Operator.

➢
The lessee may not assign its rights and obligations without the express, prior written consent of the lessor. However, with the instruction of the Trust Administrator (as defined in the GIC I Lease Agreement), the lessor may assign its rights and obligations.

➢	The lessee is authorized to execute sub-leasing agreements for hotel spaces or rooms, as long as they are in compliance with the GIC I Hotel Management Agreement.

➢
The lessee shall indemnify the lessor, its employees, agents, contractors or consultants, from any claim arising from any harm, disease or death that take place in the GIC I Hotel, as long as not due to the negligence or bad faith of the lessor; labor claims, payment of taxes due by the lessee, among others specified in the GIC I Lease Agreement.

➢	If there is an expropriation that makes it impossible to continue to use the GIC I Hotel, any of the parties may terminate the GIC I Lease Agreement.

•	Termination Events

➢
The lessor may terminate the GIC I Lease Agreement at any time, prior instruction of the Trust Administrator (as defined in the GIC I Lease Agreement), with 30 business days’ notice to the lessee. In addition, the lessor may terminate the GIC I Lease Agreement if the lessee defaults on any of its obligations under the GIC I Lease Agreement, uses GIC I Hotel’s property for a different purpose than allowed or assigns its rights and/or obligations in favor of a third party, without prior written consent of the lessor, default in the payment of rent, if the lessee becomes insolvent or files for bankruptcy, if the lessee’s assets are frozen or seized pursuant to a judicial procedure, a change of control in the lessee, or if the GIC I Hotel Management Agreement is terminated and the Hotel Operator is not substituted, among others.

➢	The Lessor may terminate the agreement by means of a termination notice delivered 30 business days in advance.

•	Governing Laws

➢	The GIC I Lease Agreement is governed by the laws of the State of Quintana Roo, Mexico and the parties are subject to the jurisdiction of the courts of Mexico City.

Finamo Sale and Lease Back Agreements

On February 27, 2023,  Murano World, as lessee, Arrendadora Finamo, as lessor, and Marcos Sacal Cohen, as depositary, and Edificaciones BVG as joint and several obligor, entered into a lease agreement under which the parties establish the terms and conditions based on which the lessor will grant the lessee the temporary use and enjoyment of the goods, its accessories and spare parts for a specific period, as determined in the annexes (“Finamo Sale and Lease Back Agreement I”).

On October 24, 2023 Murano World, as lessee, Arrendadora Finamo, as lessor, and Marcos Sacal Cohen, as depositary, and Edificaciones BVG as joint and several obligor, entered into a lease agreement under which the parties establish the terms and conditions based on which the lessor will grant the lessee the temporary use and enjoyment of the goods, its accessories and spare parts for a specific period, as determined in the annexes (“Finamo Sale and Lease Back Agreement II” and together with the Finamo Sale and Lease Back Agreement I, the “Finamo Sale and Lease Back Agreements”). As of December 31, 2023, Ps.$364.4 million was outstanding under these agreements.

•	Key Terms

➢
Each of the leases entered into under the Finamo Lease Agreements will be implemented through the execution of the annexes and shall additionally determine the specific elements that must govern each lease, such as (i) the documentation and precise description of the assets subject to the lease (ii) the amount of the rents that Murano World shall pay to Arrendadora Finamo or its designee (iii) the fixed term and (iv) the breakdown of the additional concepts that may be applicable to the transaction.

➢
Murano World must comply with the fixed term of each annex and therefore agrees to cover the rents due as they are generated duly contained in the table of payments in each annex, however, the early termination of the agreed term or failure to pay the obligations acquired by Murano World shall constitute the payment of the conventional penalty established in each annex.

➢	The rental amount will be covered by the lessee through installments that will be covered monthly in arrears and will be payable as they accrue.

➢
Failure to timely pay any amount payable by Murano World or any other document executed in accordance therewith, Murano World shall pay Arrendadora Finamo a default interest of 3% (three percent) on the amount corresponding to the overdue and unpaid obligations computed from the date on which the payment is due, until the date of effective payment for the number of days elapsed, without prejudice to the right of Arrendadora Finamo to terminate the Agreement and Exhibits in advance.

➢
Murano World has, among others, the following obligations (i) obtain the permits, authorizations or licenses necessary for the proper use of the goods, as well as the payment of any taxes, license or permit that may be applicable for the use and enjoyment of the goods during the validity of the Annexed Contract (as defined in the Finamo Sale and Lease Back Agreement), (ii) repair the damages and harm and hold the lessor harmless from the possible execution of illegal acts in which the leased property is involved, (iii) obtain broad coverage insurance that covers any risk that the goods may suffer, before the date of delivery of the same and maintain said insurance in force while the goods are in its possession, (iv) provide quarterly financial statements and annual audited financial statements, (v) inform the lessor of any event that may jeopardize its obligations under thereunder, (vi) refrain from making any encumbrance, sublease and/or dispose of the goods in any way different from the agreement’s purpose, and (vii) hold the lessor safe and harmless from any liability it may be awarded with respect to damages and/or any loss that may be caused by any third party from the execution of illegal acts in which the leased property is involved.

➢	The lessor may require Murano World and the depositary and the joint obligor to subscribe a promissory note in its favor for each executed annex.

➢
The lessor assign, transfer, discount or transmit by any legal figure each one of the rights and obligations contracted under the Finamo Sale and Lease Back Agreement I. The lessee may not assign or transfer in any way its rights and obligations thereunder without the express written authorization of the lessor. Termination Events

•	Termination Events

➢
Among others, the following will constitute an event of default by Murano World: (i) any non-compliance with its obligations, (ii)  for delay and/or failure to timely pay any consideration or amount due and payable thereunder, (iii) the seizure of the goods, (iii) bankruptcy, suspension of payment, dissolution or liquidation, (iv) increase the level of leverage shown in the credit risk analysis at the time of approving the transaction and/or vary the cash coverage on the payment of rents

•	Governing Law

➢
The Finamo Sale and Lease Back Agreement I is governed by the laws of Mexico and the parties are subject to the jurisdiction of the courts of Mexico City. The Finamo Sale and Lease Back Agreement II is governed by the laws of Culiacán, Sinaloa, México and the parties are subject to the jurisdiction of the courts of Culiacán, Sinaloa, México.

Coppel Lease Agreement

On November 8, 2023, Operadora GIC I, as lessee, Arrendadora Coppel, as lessor, and Murano World, Edificaciones BVG and Elías Sacal Cababie as joint and several obligors, entered into a lease agreement under which the parties establish the terms and conditions based on which the lessor will grant the lessee the temporary use and enjoyment of the goods described in the specific contracts that are signed from time to time by the parties, including of equipment, their accessories and spare parts, and under which, additionally, the lessee will have the obligation to pay to the lessor the rental amount (“Coppel Lease Agreement”). As of December 31, 2023, Ps.$191.3 million was outstanding under this agreement.

•	Key Terms

➢	Each of the leases that are formalized under the lease will be implemented through the execution of Annexed Contracts. The term of the Annexed Contracts will be of 60 months.

➢
As consideration for the use and enjoyment of the goods, the lessee will pay the lessor the amount of the Lease without considering the VAT. The Amount of the Lease will be that established under the corresponding item in the Annexed Contracts.

➢	The rental amount will be covered by the lessee through installments that will be covered monthly in arrears and will be payable as they accrue.

➢
In the event that the lessee does not make the corresponding payment, a daily default interest will be charged from the date of default and until full payment on the amounts owed at the monthly rate agreed in each Annexed Contract.

➢
Operadora GIC I has, among others, the following obligations: (i) obtain the permits, authorizations or licenses necessary for the proper use of the goods, as well as the payment of any taxes, license or permit that may be applicable for the use and enjoyment of the goods during the validity of the Annexed Contract, (ii) repair the damages and harm and hold the lessor harmless from the possible execution of illegal acts in which the leased property is involved, (iii) obtain broad coverage insurance that covers any risk that the goods may suffer, before the date of delivery of the same and maintain said insurance in force while the goods are in its possession.

•	Termination Events

➢	The Coppel Lease Agreement shall terminate by express agreement by the parties or if there is theft or total loss of the leased goods.

➢
Among others, the following will constitute an event of default by Operadora GIC I: (i) any non-compliance with its obligations, (ii) the seizure of the goods, (iii) using the goods for a purpose other than that agreed upon, (iv) subletting the goods, (v) bankruptcy, suspension of payment, dissolution or liquidation, (vi) failure to make repairs or maintenance services to the goods, (vii) loss or deterioration of goods, and (viii) failure to comply with any other financing granted by Arrendadora Coppel or any other financial institution.

•	Governing Law

➢	The Coppel Lease Agreement is governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.

GIC I Supervision Agreement

On October 1, 2019, Ideurban entered into a services agreement with the GIC I Trust (the “GIC I Supervision Agreement”) whereby the GIC I Trust retains the services of Ideurban who shall provide all services necessary for the development of the GIC I Hotel.

•	Key Terms

➢
Ideurban shall render the following services: (i) development services which include to supervise, audit and approve the development phases of the construction, made by the Contractors until delivery of the fully completed construction as provided under each of the GIC I Construction Agreements; (ii) coordination services which include the coordination and evaluation of the day-to-day construction activities of the GIC I Hotel performed by the Contractors and act as the GIC I Trust’s authorized party to approve and supervise the Contractors’ obligations and rights under the GIC I Construction Agreements; (iii) supervision services which include to provide all supervision and construction management services necessary for the development of GIC I Hotel, taking care at all times of the relationship with the Contractors and with the responsible construction managers and co-responsible parties. Additionally, supervision services also include the supervision of the activities and work performed by the Contractors in terms of the GIC I Construction Agreements, as well as under any agreement, sub-agreement or amendment thereto related to the construction of GIC I Hotel, and shall report the construction progress biweekly (or earlier in case it is required under the GIC I Construction Agreements); and (iv) any other service that involves coordinating, verifying, assisting, evaluating or supervising the construction of GIC I Hotel. Ideurban shall comply with instruction delivered by the GIC I Trust in connection with the services to be rendered by Ideurban and the Contractors.

➢	The GIC I Trust pays directly to the Contractors any amounts due under the pending GIC I Construction Agreements.

➢
Ideurban’s main obligations are: (i) provide the above-mentioned services in an efficient and timely manner, with the technical means of organization, experience and economic capacity and highest quality of service; (ii) verify that the Contractors engaged for the construction of the GIC I Hotel comply with the applicable regulation (including environmental regulations) and Ideurban will be liable for the non-compliance of the Contractors in accordance with the applicable regulations; (iii) prepare and deliver to the GIC I Trust a report on the first and 15th day of each month describing the status of the construction, as well as the activities carried out by Ideurban in rendering of the services; and (iv) supervise and audit the Contractors’ compliance with their environmental obligations.

•	Termination Events and Penalties

➢
Ideurban may terminate the GIC I Supervision Agreement in the event of (i) payment default without reasonable cause; (ii) if any amount due to Ideurban is not reimbursed by the GIC I Trust; and (iii) if the GIC I Trust files for bankruptcy.

➢	The GIC I Trust may terminate the GIC I Supervision Agreement with justified cause at any time.

•	Governing Law

➢	The GIC I Supervision Agreement is governed by the laws of Mexico.

GIC I Master Construction Agreement5

On January 25, 2019, Edificaciones BVG entered into a construction agreement with the GIC I Trust (the “GIC I Master Construction Agreement”).

•	Key Terms

➢	The GIC I Master Construction Agreement will be in force until October 31, 2024.

➢
The Parties agree that the descriptions, units, quantities, measurements, materials, unit price, amount, and other characteristics and specifications as detailed in the defined budget. The construction works include specialized and qualified labor, equipment, materials, tools, scaffolding and the necessary technical supervision.

➢
Edificaciones BVG is required to (i) perform the constructions works in accordance with the highest quality standards and in accordance with the construction regulations applicable to it, (i) comply with all the rules, provisions and ordinances indicated by the corresponding authorities and those contained in the applicable laws and regulations, (iii) use specialized labor suitable to achieve the quality and/or proper functioning of equipment, expenses, freight, payment of tariffs, maneuvers, labor, prices of the materials, tools, services and other elements that are required to be used in the Construction, (iv) fully prepare and build the Construction, (v) assume at its own expense the full obligation of payment of taxes, duties, salaries and legal benefits, and (vi) acquiring the civil liability policy, to protect with the most extensive coverage for the damages that the works of the Construction may cause to third parties. The insurance must remain in force and with an insured amount equivalent to the Total Price (as defined in the GIC I Master Construction Agreement).

➢	Edificaciones BVG is entitled to receive as a consideration the sum price of USD $281,373,569 plus VAT.

➢	Edificaciones BVG will be the sole responsible and sole employer in any type of labor relationship that arises or may arise with its workers under the GIC I Master Construction Agreement.

➢
Edificaciones BVG undertakes to release and keep the the GIC I Trust safe and harmless including any and all affiliates and/or subsidiaries, directors, officers, legal representatives, collaborators, agents and/or shareholders of the latter), from any lawsuit, or of any claim of administrative authority or civil or criminal controversy that may be filed against it, as well as to reimburse the amounts that the Client may spend to meet any contingency on such concepts.

•	Termination Events and Penalties

➢
GIC I Trust may terminate the GIC I Master Construction Agreement in the event of Edificaciones BVG’s: (i) failure to commence the Construction on the specified date, (ii) unjustified delay in the termination of the Constructions, (iii) failure to comply with any obligation under the GIC I Master Construction Agreement in a timely manner, and (iv) filing for bankruptcy.

•	Governing Law

➢	The GIC I Supervision Agreement is governed by the laws of Mexico.

GIC I Construction Agreements

The GIC I Trust, as client, entered into GIC I Construction Agreements with Contractors, as contractors, with the appearance of Ideurban, as supervisor, that are needed from time to time to complete the construction of GIC I Hotel.

For the construction of the GIC I Hotel, the GIC I Trust has engaged or will engage, as the case may be, with specialized Contractors. The principal Contractors engaged as of this date are:

•	Prefabricados y Transportes PRET, S.A. de C.V. for the concrete foundation and structure, among others.

•	Elevadores Otis, S. de R.L. de C.V. for the elevators supply, among others.

•	PYD Construcciones Cancún, S.A. de C.V. for the metallic emergency stairs, walls, ceilings, among others.

•	J&C Technology, S.A. de C.V. for the air conditioning supply, among others.

•	Avanzia Instalaciones, S.A. de C.V. for the electrical, plumbing and fire protection systems supply, among others.

Approximately 80% of the GIC I Hotel budget is concentrated between 15 to 20 Contractors. It is expected that GIC I Hotel will be fully operational in the third quarter of 2024.

GIC II

GIC II Hotel

Although Murano has not yet begun the process of securing financing for the commencement of the development of GIC II Hotel, we have entered into a GIC II Hotel Management Agreement and if needed, at the appropriate time, we expect to enter into corresponding supervision and construction agreements.

GIC II Hotel Management Agreement

On August 23, 2021, Operadora GIC II entered into a hotel management agreement with AMR Operaciones MX, S. de R.L. de C.V. (Hyatt Inclusive Collection), as hotel manager, pursuant to which the hotel manager will operate the GIC II Hotel for a period of 15 mandatory years starting on the date in which the hotel manager gives notice of receipt of the GIC II Hotel or February 1, 2024, whatever occurs later, with the possibility of a subsequent 5 year extension (as amended, supplemented or otherwise modified from time to time, the “GIC II Hotel Management Agreement”). Murano has yet to begin the process of securing financing for the commencement of the development of GIC II Hotel.

•	Key Terms

➢
Hyatt Inclusive Collection will have, in the name and on behalf of Operadora GIC II, the control and faculty to make decisions regarding the operation and commercialization, maintaining the control, as well as the management, over such activities and over all the GIC II Hotel’s assets.

➢	The hotel will be designed to the Hyatt Inclusive Collection standards specified in the GIC II Hotel Management Agreement.

➢
Operadora GIC II will maintain operating capital equal to the amount agreed in the Approved Annual Budget and make the necessary equity contributions for the operation of the hotel and to cover all applicable pre-operative costs.

➢	Hyatt Inclusive Collection will be entitled to an administrative fee equal to 3% of annual gross revenue and an incentive fee equal to 10% of gross profit.

➢	The employees of the GIC II Hotel will work under the supervision of Hyatt Inlcusive Collection but shall be considered from a labor perspective to be under Operadora GIC II.

➢	Operadora GIC II must obtain insurance as specified in the GIC II Hotel Management Agreement, including for litigation and damages to the GIC II Hotel.

➢
Operadora GIC II will reimburse Hyatt Inclusive Collection for (i) commercialization and sales costs (up to 6.0% of annual gross revenues paid monthly), (ii) expenses related to sales generated through the call center and website set up by Hyatt Inclusive Collection which will amount to 5% of sales generated through that conduit, and (iii) reimbursement for group services.

➢	Any late payments due to Hyatt Inclusive Collection will carry a 12% interest per year.

➢	Hyatt Inclusive Collection will have a right of first refusal if we decide to sell the hotel. Pursuant to this right, it will be entitled to a 60-day due diligence period.

➢
Hyatt Inclusive Collection will have the right to assign its rights and obligations under the GIC II Hotel Management Agreement to an affiliate, subsidiary or related party, without the need to obtain prior consent from Operadora GIC II, as long as the assignee proves that it has control of Hyatt Inclusive Collection and the necessary experience to operate the hotel.

➢
Operadora GIC II has the right to assign our rights and obligations under the GIC II Hotel Management Agreement to an affiliate, subsidiary or related party, without the need to obtain prior consent from Hyatt Inclusive Collection.

➢
Except for the rights and obligations under the financing documents, we may not sell, assign, transfer or in any other way alienate the rights that correspond to the hotel, either through sale or any other form of disposition of the hotel, of the shares and/or any other similar corporate interest during the first 2 (two) years of the initial period.

➢	In case the delivery of GIC II Hotel is delayed from January 1, 2024 we will be responsible to pay U.S.$5,000 to Hyatt Inclusive Collection for each late day, which will be capped at U.S.$500,000.

•	Termination Events

➢
Hyatt Inclusive Collection may terminate the GIC II Hotel Management Agreement under the following circumstances (each subject to a 30-day cure period, except for (i) non-payment of fees or reimbursements, (ii) failure to maintain the required Operating Capital, (iii) insolvency or bankruptcy, (iv) loss of material permits affecting operations, (v) failure to obtain and/or maintain insurance coverage, (vi) failure to provide the amounts required for the operation of the GIC II Hotel, (vii) interference with Hyatt Inclusive Collection’ operations, and (viii) interference with Hyatt Inclusive Collection’s activities under the GIC II Hotel Management Agreement; (xi) failure to notify the payment priority under the GIC II Hotel Management Agreement (x) failure to meet construction milestones. In such events and if Hyatt Inclusive Collection terminates the GIC II Hotel Management Agreement, Operadora GIC II shall pay to Hyatt Inclusive Collection, as determined by the latter, (a) damages; or (b) a penalty as described below:

✔	Before the first year following the execution: U.S.$10 million;

✔
Following the first year and before the fourth year following the execution: the result of multiplying by three the total sum of the Administration Fee and the Incentive Fee for the last 12 months; and

✔	After the fourth year following the execution: the sum of the Administration Fee and the Incentive Fee for the last 12 months.

➢
Operadora GIC II may terminate the GIC II Hotel Management Agreement under the following circumstances (each subject to a 30-day cure period): (i) Hyatt Inclusive Collection fails to make the guaranteed payments, (ii) insolvency or bankruptcy of Hyatt Inclusive Collection, (iii) Hyatt Inclusive Collection abandons the hotel premises, (iv) Hyatt Inclusive Collection fails to renew any permits affecting operations; (v) Hyatt Inclusive Collection fails to meet at least 85% of gross operating profit for two consecutive years and does not cover the shortfall.

•	Governing Law

➢	The GIC II Hotel Management Agreement is governed by the laws of Mexico.

GIC II Supervision Agreement

At the appropriate time, Ideurban may enter into a service agreement with the GIC II Trust (the “GIC II Supervision Agreement”), pursuant to which Ideurban shall render services that may include: (i) development services to supervise, audit and approve the development phases of the construction, made by the Contractors until delivery of the fully completed construction as provided under the anticipated GIC II Construction Agreements; (ii) coordination services to include the coordination and evaluation of the day-to-day construction activities of the GIC II Hotel performed by the Contractors and to act as the GIC II Trust’s authorized party to approve and supervise the Contractors’ obligations and rights under the GIC II Construction Agreements; (iii) supervision services to include provision of all supervision and construction management services necessary for the development of GIC II Hotel, managing at all times of the relationship with the Contractors and with the responsible construction managers and co-responsible parties. Supervision services may also include supervision of the activities and work performed by the Contractors in terms of the GIC II Construction Agreements, as well as under any agreement, sub-agreement or amendment thereto related to the construction of GIC II Hotel, and bi-weekly reporting of construction progress (or earlier if required under the GIC II Construction Agreements); and (iv) any other service that involves coordinating, verifying, assisting, evaluating or supervising the construction of GIC II Hotel. Ideurban shall be obligated to comply with instructions delivered by the GIC II Trust in connection with the services to be rendered by Ideurban and the Contractors.

GIC II Construction Agreements.

At the appropriate time, the GIC II Trust, as client, may enter into GIC II Construction Agreements with contractors, appointing a supervisor, such as Ideurban, as needed from time to time to complete the construction of GIC II Hotel. In accordance with Murano internal policy, the engaged contractors through each GIC II Construction Agreement with a value higher than Ps.1.5 million must provide (i) a 100% down payment bond; (ii) a 10% compliance bond; (iii) a 20% hidden defect bond; and (iv) a 10% labor contingency and any other collateral directly to the GIC II Trust. The percentages provided herein are based on the GIC I Construction Agreements.

Murano has not yet begun the process of securing financing for the commencement of the development of GICII Hotel.

GIC Complex’s Adjacent Amenities

GIC World Trade Center Sublicense Agreement

On January 15, 2020, the GIC I Trust entered into a sublicense agreement with Frana Management, S.A.P.I. de C.V. (“Frana”), pursuant to which Frana granted the GIC I Trust an exclusive sublicense for the use and exploitation of the following trademarks: (i) World Trade Center Cancun, (ii) WTC Cancun, and (iii) the logo (the “Sublicensed Property”) for a period of 10 years starting on the date in which the conditions precedent referred below are fulfilled (the “GIC World Trade Center Sublicense Agreement”). Murano has yet to begin the process of securing financing for the commencement of the GIC World Trade Center.

•	Conditions Precedent

➢	Registration before the Mexican Institute of Intellectual Property of: (i) the original license agreement; (ii) the Sublicensed Property; and (iii) the GIC World Trade Center Sublicense Agreement;

➢	Assignment of the Sublicensed Property in favor of the WTCA; and

➢	Authorization of the WTCA to recognize the rights of the GIC I Trust.

•	Key Terms

➢
The GIC I Trust shall pay Frana: (i) a single payment of U.S.$250,000 (VAT included) within five business days after the aforementioned conditions precedent are fulfilled; and (ii) an annual fee of U.S.$25,000 (VAT included) thereafter.

➢
Within five business days after the aforementioned conditions precedent are fulfilled, the GIC I Trust will deposit U.S.$25,000 in escrow, to the benefit of Frana. Upon satisfaction of all conditions precedent, Frana may (i) apply the escrow deposit as payment of the first annuity; or (ii) return the escrow deposit to the GIC I Trust.

➢
Unless otherwise approved by the WTCA in writing, the Sublicensed Property shall be used only in connection with: (i) the trade-related services described in WTCA’s Service Quality Standards Development and Certification Guide for 2015, as may be revised or amended by WTCA from time to time; and (ii) the branding of a facility owned by the GIC I Trust in the GIC I property or owned by a third party in the GIC I Hotel and branded in accordance with the original license agreement.

•	Termination Events

➢
Frana may seek an early termination of this agreement if the GIC I Trust: (i) fails to comply its obligations under the original license agreement; (ii) fails to request the authorization of WTCA to recognize the GIC I Trust’s rights within 30 days since the execution of this agreement; (iii) becomes insolvent or bankrupt; (iv) assigns or transfers its rights under this agreement without the prior written consent of Frana; and/or (v) the GIC I Trust or its employees, representatives or personnel, engages in any illegal conduct or activity involving the Sublicensed Property.

➢
The GIC I Trust may terminate this agreement under the following circumstances: (i) Frana fails to fulfill its payment obligations for a period of one year; (ii) the GIC I Trust has not commenced use of the Sublicensed Property within three consecutive years after this agreement has become effective; (iii) Frana notifies the GIC I Trust on more than three occasions within a one-year period that the GIC I Trust is not furthering the purposes of the WTCA; (iv) Frana becomes insolvent or bankrupt, assigns or transfers its rights under this agreement without the prior written consent of the GIC I Trust or it its employees, representatives, personnel, engages in any illegal conduct or activity involving the Sublicensed Property.

•	Governing Law

➢	The GIC World Trade Center Sublicense Agreement is governed by the laws of Mexico.

Murano has not yet begun the process of securing financing for the commencement of the GIC World Trade Center.

Description of Certain Financing Agreements

See “Item 5.B. Liquidity and Capital Resources – Debt” for a discussion of the main provisions of our financing agreements relating to our properties, including provisions whereby some of our properties are pledged as collateral under such financings.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None / Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read the following discussion in conjunction with the Murano Group Combined Financial Statements, as well as the other parts of this annual report: “Presentation of Financial and Other Information” and “Item 5 – Operating and Financial Review and Prospects” for information regarding our financial statements, exchange rates, definitions of technical terms and other introductory matters.

Certain information contained herein, including information with respect to our plans and expectations for our business and the Properties, are forward-looking statements and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in such forward-looking statements. You should consider carefully the factors set forth under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from any forward-looking statements contained in this annual report.

Overview

On March 20, 2024, Murano PubCo, completed the Business Combination described in more detail under “Item 4. Information on the Company—A. History and Development of the Company—Business Combination.” As a result, on March 21, 2024, Murano’s ordinary shares and warrants commenced trading on Nasdaq under the symbols, “MRNO” and “MRNOW,” respectively.

Murano Group is an international development corporate group with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico with a vision to create competitive and leading investment vehicles for the acquisition, consolidation, operation, and development of real estate assets. We also provide comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, tourism, and medical real estate projects, among others. We have a national footprint and international outreach aimed at institutional real estate investors.

We were formed primarily to develop and manage a portfolio of hotel and resort properties in Mexico City, Cancun, and Ensenada. We currently own (i) Operational Hotels in Mexico City and Cancun, (ii) a Project Under Completion in Cancun and (iii) Projects to be Developed in Cancun and Ensenada.

Operational Hotels

Our current portfolio of operational hotels (the “Operational Hotels”) consists of:

•
Andaz Hotel: the Andaz Hotel is operated by Hyatt, is part of the Insurgentes 421 Hotel Complex in Mexico City. Completed in 2022 and operational since the first quarter of 2023, the Andaz Hotel has 217 rooms and several amenities, including a sky bar “Cabuya Rooftop”, multiple restaurants, an auditorium, breakout rooms, a business center, a pet friendly area and restaurant for pets, the “Wooftop”, a gym and a spa. It also has a 954.31 sqm ballroom with a crystal dome with a capacity for 49 tables and 588 guests.

•
Mondrian Hotel: the Mondrian Hotel is operated by Accor, is part of the Insurgentes 421 Hotel Complex in Mexico City. Completed in 2022 and operational since the first quarter of 2023, the Mondrian Hotel has 183 rooms and several amenities, including a “Sky Bar” restaurant, a “Terraza” bar and a “Flower Shop” coffee shop.

•
Vivid Hotel: the Vivid Hotel is operated by Hyatt is part of the GIC I Hotel in the GIC Complex in Cancun. Recently completed and operational since April 2024, the Vivid Hotel is an adult-only brand all-inclusive hotel categorized as five-star upper scale with 400 rooms and several amenities, including one main buffet, one coffee shop, the vantage club for VIPs, seven specialty restaurants, six bars, gym, spa, one retail shop, and 1,010 sqm space for events.

Project Under Completion

We are currently completing the following project (the “Project Under Completion”):

•
Dreams Hotel: the Dreams Grand Island (the “Dreams Hotel”) will be part of the GIC I Hotel in the GIC Complex in Cancun and will be operated by Hyatt. Currently expected to be completed and commence operations in the third quarter of 2024, the Dreams Hotel will be a family-friendly brand hotel categorized as five-star upper scale with 616 rooms and several amenities, including one main buffet, one coffee shop, the preferred club for VIPs, four specialty restaurants, nine bars, gym, spa, one retail shop, two pickleball courts, and two paddle tennis courts.

Projects to be Developed

We currently own the following projects that we plan to develop (the “Projects to be Developed”):

•
GIC II Hotel: part of the GIC Complex in Cancun, the GIC II Hotel is planned as an integrated resort comprised of four different hotel brands, all of them operated by Hyatt (AM Resorts).  We expect to develop the GIC II Hotel, which is planned to have 2,000 rooms, through our subsidiary, GIC II Trust. Based on preliminary estimates, we expect the development of the GIC II Hotel will cost in the order of U.S.$500 million. We have not yet begun the process of trying to secure financing for the development of this project.  Therefore, we do not know when and if we will be able to begin construction of this project.

•
Resort Property in Baja Development Project: this resort is expected to have 371 rooms. Based on preliminary estimates, we expect the development of the Resort Property in Baja Development Project to cost in the order of U.S.$120 million but we do not know when and if we will be able to begin construction of this project.

•
Baja Park Development Project: this project in Ensenada, will consist of 363,262 sqm of retail space. This project is currently under evaluation, and we have not yet begun the process of trying to secure financing for its development.  Therefore, we do not know when and if we will be able to begin construction of this project.

We refer to (i) the GIC I Hotel (including the Vivid Hotel, which is operational, and the Dreams Hotel, which is under completion), and (ii) the GIC II Hotel (planned to be developed) as the “GIC Complex”, which, if and once fully developed, is expected to have a total of 3,016 rooms categorized as five-star upper scale in Cancun along the Nichupté Lagoon on the west side of the Cancun hotel zone. The GIC II Hotel, Resort Property in Baja Development Project, and the Baja Park Development Project are projects that we plan to develop subject to planning and environmental approvals as well as the Group being able to secure financing on acceptable terms.

The Resort Property in Baja Development Project, and the Baja Park Development Project are projects that we plan to develop subject to planning, environmental approvals as well as the group being able to secure financing on acceptable terms.

The GIC Complex and the Resort Property in Baja Development  Project are expected to be comprised of all-inclusive resorts, several of which will share the following characteristics: (i) prime beachfront locations; (ii) convenient air access from a number of North American and other international gateway markets; (iii) strategic locations in popular vacation destinations in Mexico with strong government commitments to tourism; (iv) high quality physical condition; and (v) capacity for further growth through incremental renovation or repositioning opportunities. We believe that the resorts in our portfolio will have a competitive advantage due to their location, amenities offering, large-scale and guest-friendly design.

Business Combination

In connection with, and prior to, the Business Combination, on March 1, 2024, Murano converted from a private limited company operating under the name “Murano Global Investments Ltd” into a public limited company operating under the name “Murano Global Investments PLC”.

Pursuant to the terms of the Business Combination Agreement, among other things, the following transactions occurred: (i) New CayCo merged with and into HCM, the separate corporate existence of New CayCo ceasing with HCM being the surviving company and a wholly owned direct subsidiary of Murano (the “Merger”) and (ii) HCM changed its name to “Murano Global Hospitality Corp”. The surviving company is centrally managed and controlled from, and resident for tax purposes in, the United Kingdom.

In addition, at the effective time of the Merger, (i) each issued and outstanding HCM ordinary share, par value $0.0001 per share (the “HCM Ordinary Shares”) was automatically canceled and extinguished, and each holder of HCM Ordinary Shares received merger rights representing a corresponding number of Murano ordinary shares, no par value per share (the “Murano Ordinary Shares”), and (ii) each issued and outstanding warrant to purchase one HCM Ordinary Share automatically ceased to represent a right to acquire an HCM Ordinary Share and converted into and represent a right to acquire Murano Ordinary Shares (each, a “Murano Warrant”) and each Murano Warrant (a) has an exercise price of $11.50 per whole warrant required to purchase one Murano Ordinary Share, and (b) will expire on the five year anniversary of the closing date of the Business Combination (i.e., March 20, 2029).

As a result of the foregoing transactions, there were 79,242,873 ordinary shares and 16,875,000 warrants outstanding as of March 20, 2024.

On March 21, 2024, Murano’s ordinary shares and warrants commenced trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols, “MRNO” and “MRNOW,” respectively.

The Business Combination was accounted for as a capital reorganization in accordance with IFRS 2 Share-based payment. Under this method of accounting, there is no acquisition accounting and no recognition of goodwill or intangible assets, as HCM does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations given it consisted predominantly of cash in a trust account.

HCM is treated as the accounting “acquired” company for financial reporting purposes, and Murano PubCo is the accounting “acquirer”. This determination was primarily based on (i) Murano Group’s shareholders hold a majority of the voting power of Murano PubCo, (ii) Murano Group’s operations substantially comprise the ongoing operations of the combined company, (iii) Murano Group’s designees comprise a portion of the governing body of Murano PubCo, and (iv) Murano Group’s senior management comprise the senior management of Murano PubCo.

Murano Group Reorganization Prior to Business Combination

Prior to and in connection with the Business Combination, the Murano Group implemented a corporate reorganization consisting of share transfers and assignments of trust rights with the purpose of, among other aspects, Murano PubCo becoming the shareholder of 99.99% of the stock of Murano PV and Murano PV emerging as the holding company that consolidates all entities of the Murano Group. As a result of the Murano Group Reorganization, Murano PV controls and consolidates all the Murano Group’s entities.

Pursuant to the Murano Group Reorganization, prior to and in preparation for the share transfers and assignments described below: (i) Murano World, as lender, and Murano PV, as borrower, entered into a loan agreement for an amount of Ps.$34,419,809.11, to fund Murano PV’s share acquisitions; and (ii) Murano PV carried out a capital reduction in its variable capital stock in the amount of Ps.$16,363,928.

Then, the following share transfers and assignments of trust rights were completed as part of the Murano Group Reorganization:

Murano PV Capital Stock

•	ESAGRUP transferred to Murano World 49,999 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Murano PV.

•	Elías Sacal Cababie transferred to Murano Management one Series A share, with a par value of Ps.$1.00 representing the fixed capital stock of Murano PV.

•	Murano World transferred to Murano 49,999 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Murano PV.

ESAGRUP Capital Stock

•	Murano World transferred to BVG Infraestructura, S.A. de C.V. one Series A share, with a par value of Ps.$1.00, representing the fixed capital stock of ESAGRUP.

Murano Management Capital Stock

•	Marcos Sacal Cohen transferred to Inmobiliaria Insurgentes 421 one Series A share, with a par value of Ps.$1.00, representing the fixed capital stock of Murano Management.

Operadora GIC I Capital Stock

•
Marcos Sacal Cohen transferred to Murano Management 49,999 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Operadora GIC I, as well as 210,001 Series B shares, with a par value of Ps.$1.00 each, representing the variable capital stock of Operadora GIC I.

•	Edgar Armando Padilla Pérez transferred to Murano PV one Series A share, with a par value of Ps.$1.00, representing fixed capital stock of Operadora GIC I.

Operadora GIC II Capital Stock

•
Marcos Sacal Cohen transferred to Murano Management 49,000 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Operadora GIC II, as well as 50,000 Series B shares, with a par value of Ps.$1.00 each, representing the variable capital stock of Operadora GIC II.

•	Edgar Armando Padilla Pérez transferred to Murano PV 1,000 Series A shares, with a par value of Ps.$1.00 each, representing fixed capital stock of Operadora GIC II.

Insurgentes Security Trust Rights

•
Assignment of the trust beneficiary rights of Marcos Sacal Cohen in favor of Murano Management with respect to the shares issued by OHI421, contributed by Marcos Sacal Cohen to the Insurgentes Security Trust.

•
Assignment of the trust beneficiary rights of Marcos Sacal Cohen in favor of Murano Management with respect to the shares issued by OHI421 Premium, contributed by Marcos Sacal Cohen to the Insurgentes Security Trust.

•
Assignment of the trust beneficiary rights of ESAGRUP in favor of Murano PV with respect to the shares issued by Inmobiliaria Insurgentes 421, contributed by ESAGRUP to the Insurgentes Security Trust.  As payment for the consideration of such assignment, Murano PV issued a promissory note for the amount of Ps.$542,500,000 in favor of ESAGRUP.

•
Assignment of the trust beneficiary rights of Elías Sacal Cababie in favor of Murano PV with respect to the shares issued by Inmobiliaria Insurgentes 421, contributed by Elías Sacal Cababie to the Insurgentes Security Trust. As payment for the consideration of such assignment, Murano PV issued a promissory note for the amount of Ps.$18,000,000 in favor of Elías Sacal Cababie.

OHI421 Capital Stock

•	Edgar Armando Padilla Pérez transferred to Murano PV one Series A share, with a par value of Ps.$1.00, pledged in favor of Bancomext, representing fixed capital stock of OHI421.

OHI421 Premium Capital Stock

•	Edgar Armando Padilla Pérez transferred to Murano PV one Series A share, with a par value of Ps.$1.00, pledged in favor of Bancomext, representing fixed capital stock of OHI421 Premium.

Inmobiliaria Insurgentes 421 Capital Stock

•
Elías Sacal Cababie transferred to Murano Management one Series A share, with a par value of Ps.$1.00, pledged in favor of Bancomext, representing fixed capital stock of Inmobiliaria Insurgentes 421. As payment for the consideration of such share transfer, Murano Management issued a promissory note for the amount of Ps.$1,000 in favor of Elías Sacal Cababie.

Servicios Corporativos BVG, S.A. de C.V. Capital Stock

•	ESAGRUP transferred to Murano PV 49,500 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Servicios Corporativos BVG, S.A. de C.V.

•
Murano World transferred to Murano Management 500 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Servicios Corporativos BVG, S.A. de C.V., as well as 27,773,036 Series B shares, with a par value of Ps.$1.00 each, representing the variable capital stock of Servicios Corporativos BVG, S.A. de C.V.

Edificaciones BVG, S.A. de C.V.

•	Edgar Armando Padilla Pérez transferred to Murano PV, of one Series A share, with a par value of Ps.$1.00, representing the fixed capital stock of Edificaciones BVG, S.A. de C.V.

•	Edgar Armando Padilla Pérez transferred to Murano Management 24,999 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Edificaciones BVG, S.A. de C.V.

•	Rubén Félix Álvarez Laris transferred to Murano Management 25,000 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Edificaciones BVG, S.A. de C.V.

Murano World

•
Elías Sacal Cababie transferred to Murano PV 500 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Murano World, as well as 103,267,241 Series B shares, with a par value of Ps.$1.00 each, representing the variable capital stock of Murano World, and pledged in favor of Sabadell. As payment for the consideration of such share transfer, Murano PV issued a promissory note in the amount of Ps.$73,000,000 in favor of Elías Sacal Cababie.

•
ESAGRUP transferred to Murano PV 49,499 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Murano World, as well as 329,704,074 Series B shares, with a par value of Ps.$1.00 representing the variable capital stock of Murano World. As payment for the consideration of such share transfer, Murano PV issued a promissory note for the amount of Ps.$266,500,000 in favor of ESAGRUP.

•
ESAGRUP transferred to Murano Management one Series A share, with a par value of Ps.$1.00, representing the variable capital stock of Murano World. As payment for the consideration of such share transfer, Murano Management issued a promissory note for the amount of Ps.$1,000 in favor of ESAGRUP.

As a result of the share transfers and assignments of trust rights related to the Murano Group Reorganization, different entities of the Murano Group issued six promissory notes for a total amount of Ps.$900,002,000 Three of such promissory notes, for a total amount of Ps.$809,001,000, were issued in favor of ESAGRUP and the remaining three promissory notes, for a total amount of Ps.$91,001,000, were issued in favor of Elías Sacal Cababie. Consequently, ESAGRUP conducted a capital reduction of its variable capital stock by redeeming 809,001,000 Serie B shares, and reimbursing them to its shareholder, Elías Sacal Cababie. The payment of such reimbursement was made by endorsing the promissory notes in favor of Elías Sacal Cababie. Subsequently, Elías Sacal Cababie became the sole owner and holder of all promissory notes and capitalized the amounts documented in such notes in Murano, and Murano then capitalized such amounts in Murano PV, finalizing the Murano Group Reorganization.

Macroeconomic Scenario

For macroeconomic factors that may affect our results of operations and financial condition see “Item 4. Information on the Company—B. Business Overview—Overview of Mexico and the Mexican Lodging Industry—Macroeconomic Overview.”

The following diagram sets forth our current corporate structure following the Business Combination and related corporate reorganization, including the subsidiaries of Murano PubCo:

Key Business and Financial Metrics Used by Management

Revenue

We derive our revenues from hotel operations. Management uses revenues to assess the overall performance of our business and analyze trends such as consumer demand, brand preference and competition. For a detailed discussion of the factors that affect our revenues, see the section entitled “—Item 5. Operating and Financial Review and Prospects – A. Operating Results – Principal Components and Key Factors Affecting Our Results of Operations.”

Net profit

Net profit represents the total earnings or income generated by our business. Management uses net income to analyze the performance of our business on a combined basis.

Occupancy

Occupancy represents the total number of room nights sold divided by the total number of room nights available at a hotel or group of hotels. Occupancy measures the utilization of our hotels’ available capacity. Management uses occupancy to gauge demand at a specific hotel or group of hotels in a given period. Occupancy levels also help us determine achievable ADR levels as demand for hotel rooms increases or decreases.

Average Daily Rate (“ADR”)

ADR represents hotel room revenue divided by the total number of room nights sold in a given period. ADR measures the average room price attained by a hotel and ADR trends provide useful information concerning the pricing environment and the nature of a hotel’s customer base . ADR is a commonly used performance measure in the industry, and we use ADR to assess pricing levels that we are able to generate by type of customer, as changes in rates have a different effect on overall revenues and incremental profitability than changes in occupancy, as described above.

Revenue per Available Room (“RevPAR”)

We calculate RevPAR by dividing hotel room revenue by room nights available to guests for a given period. We consider RevPAR to be a meaningful indicator of our performance as it provides a metric correlated to two key, primary operational drivers at our hotels: Occupancy and ADR. RevPAR is also a useful indicator in measuring performance over comparable periods for comparable hotels.

References to Occupancy, ADR and RevPAR are presented on a comparable basis and references to RevPAR and ADR are presented on a currency-neutral basis (i.e. all periods use the same exchange rates), unless otherwise noted.

EBITDA and Adjusted EBITDA

EBITDA, presented herein, is a financial measure that is not recognized under IFRS and reflects net income attributable to our shareholders, excluding interest expense, a provision for income taxes and depreciation and amortization. We consider EBITDA to be a useful measure of operating performance, due to the significance of our long-lived assets and level of indebtedness.

Adjusted EBITDA, presented herein, is calculated as EBITDA, as previously defined, adjusted to further exclude transaction-related expenses derived from the Business Combination.

EBITDA and Adjusted EBITDA are not recognized terms under IFRS and should not be considered as alternatives to combined net income (loss) or other measures of financial performance or liquidity derived in accordance with IFRS. In addition, our definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

We believe EBITDA and Adjusted EBITDA provide useful information to investors about us and our financial condition and results of operations for the following reasons: (i) EBITDA and Adjusted EBITDA are among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions; and (ii) EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results or estimate valuations across companies in our industry.

EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered either in isolation or as a substitute for net income (loss), cash flow, or other methods of analyzing our results as reported under IFRS. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

•	EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•	EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect the effect on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•
although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash available to us to meet our obligations.

Principal Components and Key Factors Affecting Our Results of Operations

Revenue

Principal Components

We primarily derive our revenues from contracts with customers. This represents revenues derived from hotel operations, including room rentals and food and beverage sales, and other ancillary revenues at our owned properties. These revenues are primarily derived from two categories of customers: transient and group. Transient guests are individual travelers who are traveling for business or leisure. Our group guests are traveling for group events that reserve rooms for meetings or conferences. Group business usually includes a block of room accommodations, as well as other ancillary services, such as catering and banquet services. A majority of our food and beverage sales and other ancillary services are provided to customers also occupying rooms at our hotel properties. As a result, occupancy affects all components of our hotel revenues.

Key Factors affecting our Revenues

The following factors affect the revenues we derive from our operations:

Consumer demand for hotels and resorts and economic conditions. Consumer demand for hotels and resorts is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Declines in consumer demand can be the result of a variety of factors, many of which are unpredictable and not under our control, including, but not limited to:

•	changes in general economic conditions, including consumer confidence, income, and unemployment levels resulting from the severity and duration of any downturn in the Mexican, U.S., or global economy;

•	conditions that might negatively shape public perception of travel in general and particularly in Mexico, including travel-related accidents, outbreaks of a pandemic, or contagious diseases;

•	political conditions or social unrest, terrorist activities or threats, and heightened travel security measures instituted in response to these events;

•	other factors affecting or reducing travel patterns;

•	changes in desirability of the geographic regions of our resorts and/or the geographic concentration of our resorts;

•	changes in the perception or popularity of the brands associated with us and/or our operations;

•	other changes in consumer preferences;

•	security issues or warnings from foreign governments regarding traveling to certain destinations in Mexico; and

•	unseasonal weather conditions, including natural disasters (such as hurricanes, floods, earthquakes and other adverse weather and climate conditions).

Performance of management companies. We depend on management companies, including Accor and Hyatt, to generate revenue from the rent of rooms to guests, including international guests. While Accor and Hyatt have a successful track record of attracting international guests to properties, declines in the number of international guests or the prices at which we are able to rent rooms could materially and adversely affect our financial condition and ability to generate revenues.

Competition. Competition for resort guests and the supply of resorts in Mexico City, Cancun, and Ensenada will affect our ability to increase rates charged to customers at the properties. As a result, changes in consumer demand and general business cycles can expose our revenues to significant volatility.

Seasonality. The hospitality industry is seasonal in nature, which can be expected to cause fluctuations in our room rental revenues, occupancy levels, room rates, operating expenses, and cash flows. The periods during which the properties experience higher or lower levels of demand will vary from property to property and depend upon location, customer base, and competitive mix within the specific location.

Direct and selling, general and administrative expenses

Principal Components

Direct and selling, general and administrative expenses. These reflect the operating expenses, including room expenses, food and beverage costs, operators’ management fees, other support costs, and property expenses. Room expense includes employee benefits for housekeeping, laundry, front desk staff, and supply costs for guest room amenities and laundry. Food and beverage costs include costs for inventory. Other support expenses consist of costs associated with fees, advertisement, insurance and others. Property expenses include property taxes, depreciation, maintenance and conservation.

Key Factors affecting our Expenses

The key factors that mainly affect the expenses we incur in the course of our operations are the following:

Fixed expenses. Some of the expenses associated with owning hotels are relatively fixed. These expenses include personnel costs, rent, property taxes, management fees, insurance and utilities. If we are unable to decrease these costs significantly or rapidly when demand for our hotels and other properties decreases, the resulting decline in our revenues can have an adverse effect on our net cash flow, margins and profits. This effect can be especially pronounced during periods of economic contraction or slow economic growth. The effectiveness of any cost-cutting efforts is limited by the fixed costs inherent in our business. As a result, we may not be able to offset revenue reductions through cost cutting. In addition, any efforts to reduce costs, or to defer or cancel capital improvements, could adversely affect the economic value of our hotels. We have taken steps to reduce our fixed costs to levels we feel are appropriate to maximize profitability and respond to market conditions without jeopardizing the overall customer experience or the value of our hotels.

Changes in depreciation expense. Changes in depreciation expense may be driven by renovations of existing hotels, acquisition or development of new hotels, the disposition of existing hotels through sale or closure, or changes in estimates of the useful lives of our assets. As we place new assets into service, we will be required to record additional depreciation expenses on those assets.

Other items

Foreign currency exchange rates. We expect that a portion of our revenues will be denominated in U.S. dollars or linked to the U.S. dollar, while most of our operating expenses will be denominated in pesos. Changes in foreign currency exchange rates may become material to us in the future due to factors beyond our control.

Corrections of Immaterial errors of previously reported Murano Group Combined Financial Statements

In connection with the preparation of Murano Group Combined Financial Statements, we identified an error in the presentation of cash flows related to capitalized interest in the Combined Statement of Cash Flows for the years ended December 31, 2022 and 2021, and an error related to the recognition of the deferred tax liability for taxable temporary differences arising from certain recognized financial derivative instruments for the year ended December 31, 2022, 2021 and as of January 1, 2021. Management concluded that these are immaterial errors to its financial statements taken as a whole.

Management has evaluated and concluded to correct these immaterial errors in the Combined Statement of Cash Flows, the Combined Statement of Financial Position, the Combined Statement of Profit or Loss and Other Comprehensive Income, the Combined Statement of Change in Net Assets, and the related notes, in each case as applicable as of December 31, 2022, 2021 and  January 1, 2021, and for the years ended December 31, 2022 and 2021.

For further information, see Note 19 to the Murano Group Combined Financial Statements.

Results of Operations

The discussion below relates to the results of the operations of the Group. Murano Group is not a single legal entity, but rather a combination of entities that are intended to reflect, for the periods presented, the ownership and administration of the Properties that we own.

As of the date of this annual report, we have operations in the Insurgentes 421 Hotel Complex and in the GIC I Hotel, which commenced operations with the opening of the Vivid Hotel on April 1, 2024.

During December 2022, the Mondrian Hotel partially opened before its full opening in January 2023; therefore, revenue generated for the year ended December 31, 2022 was not significant. Substantially, except for the Insurgentes 421 Hotel Complex, all the Group’s expenditures are being capitalized to construction in process (“CIP”), apart from the administrative expenses.

Our operating results for the years ended December 31, 2023 and 2022 are not indicative of future operating results.

Year ended December 31, 2023 Compared to Year ended December 31, 2022

Combined statements of profit or loss and other comprehensive income data

	For the year ended December 31
	2023	2022
	(In Mexican Pesos)
Revenue	$286,651,914	$6,431,022
Direct and selling, general and administrative expenses
Employee Benefits	158,777,211	53,944,188
Food & Beverage and service cost	50,548,808	1,167,596
Sales commissions	12,047,140	-
Management fees operators	6,031,578	-
Depreciation and amortization	135,498,890	1,808,833
Development contributions to the local area	-	25,862,069
Property tax	10,062,451	15,605,504
Fees	81,161,295	67,534,391
Administrative fees	16,148,254	1,784,617
Maintenance and conservation	9,676,728	10,218,739
Utility expenses	11,806,600	2,386,067
Advertising	7,326,696	9,806,261
Donations	7,676,660	1,000,000
Insurance	14,820,097	3,891,189
Software	6,744,506	2,226,283
Cleaning and laundry	9,197,151	1,622,716
Bank commissions	8,317,475	6,700,414
Other costs	62,238,994	45,073,847
Total direct and selling, general and administrative expenses	608,080,534	250,632,714
(Loss) gain on revaluation of investment property	(86,598,436)	298,089,926
Interest income	8,845,532	555,638
Interest expense	(303,746,643)	(86,485,683)
Exchange rate income, net	768,699,652	276,747,870
Valuation of financial derivative instruments	(75,868,263)	200,739,870
Other income	25,560,552	33,514,903
Other expenses	(9,801,077)	(3,874,125)
Profit before income taxes	5,662,697	475,086,707
Income taxes	52,130,224	230,709,407
Net profit for the period	$57,792,921	$244,377,300

Revenue: Revenue amounted to Ps.$286.7 million for the year ended December 31, 2023, an increase of Ps.$280.3 million or 4,357.3% from Ps.$6.4 million from the year ended December 31, 2022. The increase is mainly attributable to the commencement of operations of the Insurgentes 421 Hotel Complex during December 2022 and January 2023. The Andaz hotel´s revenue during 2023 was Ps.$177.2 million, comprising: (1) 58.7% room income, (2) 39.1% food and beverage income, and (3) 2.1% other income. The Mondrian Hotel´s revenue during 2023 was Ps.$107.6 million, comprising (1) 60.7% room income, (2) 33.0% food & beverage income, and (3) 6.3% other income.

Employee Benefits: Employee benefits amounted to Ps.$158.8 million for the year ended December 31, 2023, an increase of Ps.$104.9 million or 194.3% from the year ended December 31, 2022. The increase is mainly attributable to the commencement of hotel operations. Murano hired its employees a couple of months before the opening for training and to arrange the necessary activities to provide services to its customers such as accommodation of hotel rooms and restaurants. Currently, the Insurgentes 421 Hotel Complex has approximately 350 employees.

Food & Beverage and service cost: Food & beverage and service cost amounted to Ps.$50.5 million for the year ended December 31, 2023, an increase of Ps.$49.3 million or 4,229.3% from Ps.$1.2 million for the year ended December 31, 2022. The increase in food and beverages was attributable to the operations of the Mondrian and Andaz hotels throughout 2023.

Sales commissions: Sales commissions amounted to Ps.$12.0 million for the year ended December 31, 2023 as compared to $0 for the year ended December 31, 2022. The amount corresponds mainly to the commissions incurred for services provided by independent Online Travel Agencies such as Expedia and Booking. The amounts attributable to the Andaz Hotel is Ps.$5.2 million and Ps.$1.9 million to the Mondrian Hotel.

Management fees operators: Management fees operators amounted to Ps.$6.0 million for the year ended December 31, 2023, which relates to management services provided by Hyatt and Accor. Andaz Hotel incurred in Ps.$ 3.7 million while Mondrian Hotel incurred Ps.$2.3 million.

Depreciation and amortization: Depreciation and amortization amounted to Ps.$135.5 million for the year ended December 31, 2023, an increase of Ps.$133.7 million from the year ended December 31, 2022. The increase corresponds to the placement into operations of the Insurgentes 421 Hotel Complex’s assets which were transferred from construction in process to fixed assets. The depreciation and amortization amounted to Ps.$93.2 million for property and equipment and Ps.$6.8 million for right of use assets, respectively.

Development contributions to the local area: Development contributions to local area decreased 100% from Ps.$25.9 million for the year ended December 31, 2022. During 2022, Murano granted a one-time community investment to Cancun’s city hall.

Property tax: Property tax amounted to Ps.$10.1 million for the year ended December 31, 2023, a decrease of Ps.$5.5 million or 35.5% from Ps.$15.6 million for the year ended December 31, 2022. The decrease in the property tax is mainly attributable to the Insurgentes 421 Hotel Complex. The decrease relates to a one-time Ps.$6.0 million property tax paid to the Mexico City Secretary of Administration and Finance, during 2022.

Fees: Fees amounted to Ps.$81.2 million for the year ended December 31, 2023, an increase of Ps.$13.7 million or 20.2% from Ps.$67.5 million for the year ended December 31, 2022. The increase is mainly related to legal and transaction costs incurred by Murano World which amounted to Ps.$15.9 million. Additionally, both Murano World and Fideicomiso 2000 hired financial advisors to renegotiate its existing loans and to obtain other sources of finance.

Administrative fees: Administrative fees amounted to Ps.$16.1 million for the year ended December 31, 2023, an increase of Ps.$14.3 million or 804.9% from Ps.$1.8 million for the year ended December 31, 2022. The increase is mainly related to other services hired by the Group to carry out its operations.

Maintenance and conservation: Maintenance and conservation amounted to Ps.$9.7 million for the year ended December 31, 2023, a decrease of Ps.$0.5 million or 5.3% from the year ended December 31, 2022. This expense remained flat due as the tax is attributable mostly to the same properties in both years.

Utility expenses: Utility expenses amounted to Ps.$11.8 million for the year ended December 31, 2023, an increase of Ps.$9.4 million or 394.8% from Ps.$2.4 million for the year ended December 31, 2022. This increase is mainly attributable to the operations of the Insurgentes 421 Hotel Complex throughout 2023. During 2022, utilities were incurred primarily for the Company’s corporate office.

Advertising: Advertising amounted to Ps.$7.3 million for the year ended December 31, 2023, a decrease of Ps.$2.5 million or 25.3% from Ps.$9.8 million for the year ended December 31, 2022. Significant publicity expenditures were incurred in anticipation of the openings of the Insurgentes 421 Hotel Complex during 2022 and the beginning of 2023, which tapered off after the commencement of Complex operations.

Donations: Donations amounted to Ps.$7.7 million for the year ended December 31, 2023, an increase of Ps.$6.7 million or 667.7% from Ps.$1.0 million for the year ended December 31, 2022. This increase is attributable to the donations granted to the UNICEF International Council to support the transformation of education in Mexico.

Insurance: Insurance amounted to Ps.$14.8 million for the year ended December 31, 2023, an increase of Ps.$10.9 million or 280.9% from Ps.$3.9 million for the year ended December 31, 2022. The increase in insurance expenses was attributable to the acquisition of an insurance premium of Ps.$ 2.0 million for the Beach Club acquired in March 2023. Moreover, there was also an increase in the insurance premium for the Insurgentes 421 Hotel Complex that amounted to Ps.$5.5 million, which derived from the increase in the property’s fair value.

Software: Software amounted to Ps.$6.7 million for the year ended December 31, 2023, an increase of Ps.$4.5 million or 202.9% from the year ended December 31, 2022. This expense relates to certain equipment and operating software implementation costs incurred at the Insurgentes 421 Hotel Complex.

Cleaning and laundry: Cleaning and laundry amounted to Ps.$9.2 million for the year ended December 31, 2023, an increase of Ps.$7.6 or 466.8% from the year ended December 31, 2022. The increase in cleaning and laundry expenses is directly attributable to the opening of the Andaz and Mondrian Hotels, which now offer guest room services. At the Andaz Hotel, this expense includes Ps. $5.7 million for purchasing cleaning supplies and $1.5 million for laundry services provided by external parties, along with Ps. $1.0 million for the laundering of staff uniforms. Related to the Mondrian Hotel, this expense is comprised mainly of laundry contracts totaling Ps.$2.2 million and Ps.$3.0 related to the laundering of staff uniforms.

Bank commissions: Bank fees amounted to Ps.$8.3 million for the year ended December 31, 2023, an increase of Ps.$1.6 million or 24.1% from Ps.$6.7 million for the year ended December 31, 2022, which corresponds to the increase in the interest income accrued by short term investments.

Other costs: Other costs amounted to Ps.$62.2 million for the year ended December 31, 2023, an increase of Ps.$17.1 million or 38.1% from Ps.$45.1 million for the year ended December 31, 2022. The are several immaterial expenses included in Other costs. The increase corresponds mainly to the following: (1) Ps.$3.5 million incurred in surveillance services, (2) Ps.$5.0 million of tax surcharges, (3) Ps.$3.0 of stationery items and (4) Ps.$1.0 million of telephone services.

(Loss) gain on revaluation of investment property: The Loss on revaluation of investment property amounted to Ps.$86.6 million for the year ended December 31, 2023, a decrease of Ps.$384.7 million or 129.1% from the gain of Ps.$298.1 million during the year ended December 31, 2022. The value determined by the external appraisers in U.S. dollars did not decrease but when converting to pesos a exchange rate loss was originated which causes the decrease. For the year ended December 31, 2022, there was an appreciation of the plots of land located in Ensenada, Baja California and the conversion effect did not have such a significant impact.

Interest income: Interest income amounted to Ps.$8.8 million for the year ended December 31, 2023, an increase of Ps.$8.2 million or 1,492.0% from Ps.$0.6 million from the year ended December 31, 2022. The increase in interest income was attributable mainly to the increase in interest bearing assets during 2023, including Ps.$6.7 million accrued on amounts due from related parties.

Interest expense: Interest expense amounted to Ps.$303.7 million for the year ended December 31, 2023, an increase of Ps.$217.2 million or 251.2% from the year ended December 31, 2022. The increase in interest expense was attributable mainly to Murano World and comprised 66.6% loan interest and 33.4% related to finance lease obligations. Also, the interest expense of Inmobiliaria Insurgentes 421 contributed to the increase and amounted to Ps.$138.4, comprising 98.4% bank loan interest and 1.6% interest on loans from related parties. Prior to 2023, interest on these loans was capitalized as part of the construction in process.

Exchange rate income, net: Foreign exchange income, net, amounted to Ps.$768.7 million for the year ended December 31, 2023, an increase of Ps.$492.0 million or 177.8% from the year ended December 31, 2022. The increase in foreign exchange income, net transactions was attributable to the appreciation of the Mexican peso against the U.S. dollar.

Valuation of financial derivative instruments: Valuation of financial derivative instruments amounted to a loss of Ps.$75.9 million for the year ended December 31, 2023, a decrease of Ps.$276.6 million or 137.8% from a gain of Ps.$200.7 million for the year ended December 31, 2022 due to unfavorable movements in the yield curve.

Other income: Other income amounted to Ps.$25.6 million for the year ended December 31, 2023, a decrease of Ps.$7.9 million or 23.7% from Ps.$33.5 million for the year ended December 31, 2022.

Other expenses: Other expenses amounted to Ps.$9.8 million for the year ended December 31, 2023, an increase of Ps.$5.9 million or 153.0% from Ps.$3.9 million for the year ended December 31, 2022.

Income taxes: Income taxes amounted to Ps.$52.1 million income tax benefit for the year ended December 31, 2023, a change of Ps.$282.8 million or 112.6% from an income tax expense of Ps.$230.7 million for the year ended December 31, 2022. The decrease in income tax expense was mainly attributable to lower pretax profits and a higher benefit related to other permanent differences of Ps.$120.6 million, which includes the application of previously unrecognized tax loss carryforwards to the taxable profit during 2023.

Net profit (loss) for the period: For the reasons outlined above, the Murano Group recorded a net profit of Ps.$57.8 million for the year ended December 31, 2023, a decrease of Ps.$186.6 million, as compared to a net profit of Ps.$244.4 million for the year ended December 31, 2022.

Year ended December 31, 2022 Compared to Year ended December 31, 2021

Combined statements of profit or loss and other comprehensive income data

	For the year ended December 31
	2022	2021
	(In Mexican Pesos)
Revenue	$6,431,022	$1,529,063
Direct and selling, general and administrative expenses
Employee Benefits	53,944,188	18,978,039
Development contributions to local area	25,862,069	—
Property tax	15,605,504	6,578,460
Fees	67,534,391	42,344,526
Maintenance and conservation	10,218,739	—
Advertising	9,806,261	2,657,102
Insurance	3,891,189	2,599,879
Food & Beverage and service cost	1,167,596	—
Other costs	62,602,777	20,353,208
Total direct and selling, general and administrative expenses	250,632,714	93,511,214
Gain on revaluation of investment property	298,089,926	60,907,125
Interest income	555,638	851,178
Interest expense	(86,485,683)	(50,527,066)
Exchange rate income, net	276,747,870	306,286
Valuation of financial derivative instruments	200,739,870	75,846,728
Other income	33,514,903	33,656,776
Other expenses	(3,874,125)	(28,708,322)
Profit before income taxes	475,086,707	350,554
Income taxes	(230,709,407)	(105,858,981)
Net profit (loss) for the period	$244,377,300	$(105,508,427)

Revenue: Revenue amounted to Ps.$6.4 million for the year ended December 31, 2022, an increase of Ps.$4.9 million or 320.6% from the year ended December 31, 2021. The increase is mainly attributable to the partial opening of the Mondrian Hotel, which generated revenue of Ps.$4.4 million. The remaining increase is related to other revenue generated from administrative services provided to related parties, which amounted to Ps.$2.0 million for the year ended December 31, 2022, compared to Ps.$1.5 million for the year ended December 31, 2021.

Employee Benefits: Employee benefits Cost of Sales amounted to Ps.$53.9 million for the year ended December 31, 2022, an increase of Ps.$35.0 million or 184.2% from the year ended December 31, 2021. The increase in operating expenses was attributable mainly to the increase in Murano’s expenses related to the payroll since one of the hotels commenced operations in December 2022. In order to operate the hotel, Murano hired its employees months before the opening for training and to arrange the necessary activities to provide services to its customers. Our employee benefits cost of sales consisted of salaries of Ps.$45.4 million for the year ended December 31, 2022, an increase of Ps.$29.7 million or 189.6% compared to Ps.$15.7 million for the year ended December 31, 2022; social security expenses and the profit-sharing expenses of Ps.$7.8 million, an increase of Ps.$5.1 million or 182.7% compared to Ps.$2.8 million for the year ended December 31, 2021.

Development contributions to the local area: Development contributions to local area amounted to Ps.$25.9 million for the year ended December 31, 2022, an increase of 100% from the year ended December 31, 2021. The increase is related to the construction of the GIC Complex Development Project in Cancun. In 2022, Murano granted Ps.$25.9 million to Cancun’s city hall as a community investment, which was mostly used by the city to improve sidewalks and to pave dirt roads.

Property tax: Property tax amounted to Ps.$15.6 million for the year ended December 31, 2022, an increase of Ps.$9.0 million or 137.2% from Ps.$6.6 million for the year ended December 31, 2021. The increase in the property tax was attributable to the Insurgentes 421 Hotel Complex. We owed Ps.$6.0 million of property tax to the Mexico City’s Secretariat for Administration and Finance, which was recognized and paid during 2022.

Fees: Fees amounted to Ps.$67.5 million for the year ended December 31, 2022, an increase of Ps.$25.2 million or 59.5% from Ps.$42.3 million for the year ended December 31, 2021. The increase is mainly related to legal and advisory fees incurred for the Business Combination Agreement transaction.

Maintenance and conservation: Maintenance and conservation amounted to Ps.$10.2 million for the year ended December 31, 2022, an increase of 100% from the year ended December 31, 2021. As part of the opening activities, Murano carried out minor maintenance and conservation activities in the Insurgentes 421 Hotel Complex.

Advertising: Advertising amounted to Ps.$9.8 million for the year ended December 31, 2022, an increase of Ps.$7.1 million or 269.1% from Ps.$2.7 million for the year ended December 31, 2021. The increase in advertising was attributable to Murano’s efforts to give exposure and publicity to the Insurgentes 421 Hotel Complex, since the Mondrian Hotel opened in December 2022 and the Andaz Hotel commenced operations early in 2023.

Insurance: Insurance amounted to Ps.$3.9 million for the year ended December 31, 2022, an increase of Ps.$1.3 million or 49.7% from Ps.$2.6 million for the year ended December 31, 2021. The increase in insurance expenses was attributable to a higher insurance premium for the Insurgentes 421 Hotel Complex, which derived from the increase in the asset’s fair value.

Food & Beverage and service cost: Food and beverages amounted to Ps.$1.2 million for the year ended December 31, 2022, an increase of 100% from the year ended December 31, 2021. The increase in food and beverages was attributable to the opening of the Mondrian Hotel, Murano acquired the necessary materials and beverage to provide its restaurant and bar services to its customers.

Gain on revaluation of investment property: Gain on revaluation of investment property amounted to Ps.$298.1 million for the year ended December 31, 2022, an increase of Ps.$237.2 million or 389.4% from Ps.$60.9 million from the year ended December 31, 2021. The increase was mainly attributable to the appreciation of the plots of land located in Ensenada, Baja California.

Interest income: Interest income amounted to Ps.$0.6 million for the year ended December 31, 2022, a decrease of Ps.$0.3 million or 34.7% from Ps.$0.9 million from the year ended December 31, 2021. The decrease in interest income was attributable mainly to lower rates in Murano’s short-term investments.

Interest expense: Interest expense amounted to Ps.$86.5 million for the year ended December 31, 2022, an increase of Ps.$36.0 million or 71.2% from the year ended December 31, 2021. The increase in interest expense was attributable mainly to the new loans obtained by Murano World, the principal amount of these loans amounted to Ps.$580.3 million as of December 31, 2022 compared to Ps.$192.3 million as of December 31, 2021. Also, the interest accrued for these loans is recognized in profit and loss and not capitalized as part of the CIP.

Exchange rate income, net: Foreign exchange income, net, amounted to Ps.$276.7 million for the year ended December 31, 2022, an increase of Ps.$276.4 million or 90,256.0% from the year ended December 31, 2021. The increase in foreign exchange income, net transactions was attributable to the fact that during 2022, Murano obtained new loan agreements denominated in a foreign currency which in total amounted to U.S.$111.5 million, also the Mexican peso has been showing an appreciation against the U.S. dollar.

Valuation of financial derivative instruments: Valuation of financial derivative instruments amounted to Ps.$200.7 million for the year ended December 31, 2022, an increase of Ps.$124.9 million or 164.7% from the year ended December 31, 2021. The increase in the valuation of financial derivative instruments transactions was mainly attributable to a substantial increase in the floating rate of more than one percentage point compared to the fixed rate, also the amount of the contracted debt increased, these factors combined to positively impact the instrument value and generate profits on the quarterly settlements.

Other income: Other income amounted to Ps.$33.5 million for the year ended December 31, 2022, a decrease of Ps.$0.1 million or (0.4)% from Ps.$33.7 million for the year ended December 31, 2021.

Other expenses: Other expenses amounted to Ps.$3.9 million for the year ended December 31, 2022, a decrease of Ps.$24.8 million or 86.5% from Ps.$28.7 million for the year ended December 31, 2021. The decrease was mainly due to a non-recurrent transaction in 2021, where the Murano Group recognized a $28.4 million loss on repurchase of land derived from the recovery of a property that was given as a guarantee.

Income taxes: Income taxes amounted to Ps.$230.8 million expense for the year ended December 31, 2022, an increase of Ps.$124.8 million or 117.9% from Ps.$105.9 million for the year ended December 31, 2021. The increase in income taxes was mainly attributable to the effect at 30% (Mexico’s legal tax rate) of the increase in the gain on revaluation of investment property, which amounted to $298.1 for the year ended December 21, 2022 and the effects of the exchange rate income and the non-capitalized interest expense, that together impacted the deferred income taxes by $89.4 million.

Net profit (loss) for the period: For the reasons set above, the Murano Group recorded a net profit of Ps.$244.4 million for the year ended December 31, 2022, an increase of Ps.$349.9 million, as compared to a net loss of Ps.$105.5 million for the year ended December 31, 2021.

Other Financial Data

	For the year ended December 31
	2023	2022	2021
	(in Mexican pesos)
EBITDA(1)	444,908,230	563,381,223	52,983,784
Adjusted EBITDA(2)	500,913,740	563,838,513	52,983,784

(1)
We define EBITDA as a measure that reflects net profit for the period, excluding interest expense, income taxes, depreciation and amortization. The following table reconciles our net profit for the period for the period, our most directly comparable measure under IFRS, to EBITDA:

	For the Year Ended December 31		Variance
	2023	2022	Ps. Change	% Change
	(in Mexican pesos)
Net profit for the period	82,684,699	244,377,300	(186,584,379)	(76.4)%
Add (deduct):
Income taxes	(52,130,224)	230,709,407	(282,839,631)	(122.6)%
Interest expense	303,746,643	86,485,683	217,260,960	251.2%
Depreciation and amortization	135,498,890	1,808,833	133,690,057	7,391.0%
EBITDA	444,908,230	563,381,223	(118,472,993)	(21.0)%

(2)	We defined Adjusted EBITDA as EBITDA further adjusted to exclude transaction-related expenses derived from the Business Combination. The following table reconciles Adjusted EBITDA to EBITDA:

	For the year ended December 31		Variance
	2023	2022	Ps. Change	% Change
	(in Mexican pesos)
EBITDA	444,908,230	563,381,223	(118,472,993)	(21.0)%
Transaction related expenses	56,005,510	457,290	55,548,220	12,147.3%
Adjusted EBITDA	500,913,740	563,838,513	(62,924,773)	(11.2)%

	For the Year Ended December 31		Variance
	2022	2021	Ps. Change	% Change
	(in Mexican pesos)
Net profit (loss) for the period	244,377,300	(105,508,427)	349,885,727	(331.6)%
Add (deduct):
Income taxes	230,709,407	105,858,981	124,850,426	117.9%
Interest expense	86,485,683	50,527,066	35,958,617	71.2%
Depreciation and amortization	1,808,833	2,106,164	(297,331)	(14.1)%
EBITDA	563,381,223	52,983,784	510,397,439	963.3%

	For the year ended December 31		Variance
	2022	2021	Ps. Change	% Change
	(in Mexican pesos)
EBITDA	563,381,223	52,983,784	(118,472,993)	963.3%
Transaction related expenses	457,290	-	457,290	100.0%
Adjusted EBITDA	563,838,513	52,983,784	510,854,729	964.2%

Operating Data

	For the Year Ended December 31, 2023
	RevPAR(1)	ADR(2)	Occupancy(3)
	(in Mexican Pesos)%
Andaz Hotel	$1,380	$3,758	36.7
Mondrian Hotel	$1,003	$3,547	28.3

(1)	We calculate RevPAR by dividing hotel room revenue by room nights available to guests for a given period.
(2)	ADR represents hotel room revenue divided by the total number of room nights sold in a given period.
(3)	Occupancy represents the total number of room nights sold divided by the total number of room nights available at a hotel or group of hotels.

	For the Year Ended December 31, 2022
	RevPAR	ADR	Occupancy
	(in Mexican Pesos)%
Mondrian Hotel(1)	$194	$4,305	5

(1)	The revenue metrics are presented only for the Mondrian Hotel as it was the only hotel in operation as of December 31, 2022.

B.	Liquidity and Capital Resources

Overview

Since our inception, we have financed our development projects and operations primarily from capital contributions from our shareholders and borrowings under different financing arrangements. As of December 31, 2023, our total debt was Ps.$6.903.0 million (US$408.6 million). Since then, we have incurred additional indebtedness in the amount of Ps.$798.4 million (US$47.2 million).

We currently estimate the total remaining development and construction costs of the Projects to be Completed to be approximately U.S.$620.0 million. These are preliminary estimates and while we believe that our overall budget for the construction costs for these properties is reasonable as of the date of this annual report, these costs are only estimates, and the actual final costs to develop may be significantly higher than expected.

We currently expect that the Business Combination, together with borrowings under our existing financings, will not be sufficient to fund the currently foreseeable budget of our property development projects and/or otherwise be sufficient to fulfill our business strategy. Therefore, we will likely need additional capital in the future. Our ability to obtain bank financing or to access the capital markets for future debt or equity offerings may be limited by our financial condition, results of operations or other factors, such as our credit rating or outlook at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions and contingencies and uncertainties that are beyond our control. Therefore, we cannot assure you that we will be able to obtain additional capital and/or that we will be able to obtain bank financing or access the capital markets on commercially reasonable terms or at all; for further details, see “Note 2c – Basis of preparation in the Murano Group Combined Financial Statements.”

Recent Transactions Affecting our Liquidity and Capital Resources

Year ended December 31, 2023 compared to year ended December 31, 2022

The following table from the Combined Statement of Cash Flows summarizes Murano Group’s cash flows for the years ended December 31, 2023 and 2022:

	For the Year Ended December 31
	2023	2022	Variance
	Ps.	Ps.	Ps.	%
	(in Mexican pesos)
Net cash flows from (used in) operating activities	$165,206,337	$(275,511,389)	$440,717,726	(160.0)%
Net cash flows used in investing activities	(1,697,602,022)	(1,437,521,734)	(260,080,288)	18.1%
Net cash flows from financing activities	1,438,010,614	1,770,353,133	(332,342,519)	(18.8)%
Net (decrease) increase in cash and cash equivalents and restricted cash	$(94,385,071)	$57,320,010	(151,705,081)	(264.7)%

Cash flows from operating activities

Net cash from operating activities was Ps.$165.2 million for the year ended December 31, 2023, while for the year ended December 31, 2022 there was net cash used in operating activities of Ps.$275.5 million.

Net cash from operating activities consisted of a loss before income tax of Ps.$5.7 million for the year ended December 31, 2023, adjusted for non-cash and non-operating cash flow items and the effect of changes in working capital. Non-operating cash flow adjustments principally included Ps.$300.5 million derived from interest expense, while non-cash items included Ps.$128.7 million from the depreciation of property, plant and equipment, Ps.$86.6 in the valuation of financial derivative instruments and Ps.$756.6 million of effect in foreign exchange rates. Net changes in working capital increased mainly by Ps.$275.5 million related to trade payables to GIC I Complex suppliers, which increased Ps.$250.2 million or 989.9% from the year ended December 31, 2022.

Cash flows from investing activities

Net cash used in investing activities was Ps.$1,697.6 million for the year ended December 31, 2023, an increase of Ps.$260.1 million or 18.1% from the year ended December 31, 2022 primarily due to the acquisition of land, equipment and construction in process of $1,719.9 million of which Ps.$174.0 million correspond to the acquisition of the beach club and Ps.$1,545.9 of construction in process. These effects were offset by proceeds from disposals of furniture, fixtures & equipment, which amounted to Ps.$157.0 million as a result of sale and leaseback transactions.

Cash flows from financing activities

Net cash provided by financing activities was Ps.$1,438.0 million for the year ended December 31, 2023, a decrease of Ps.$332.4 million or 18.8% from the year ended December 31, 2022. Overall, proceeds from new borrowings provided to the Group decreased by Ps.$121.0 million and interest paid increased Ps.$212.6 million.

Year ended December 31, 2022 compared to year ended December 31, 2021

The following table from the Combined Statement of Cash Flows summarizes Murano’s cash flows for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31
	2022	2021	Variance
	Ps.	Ps.	Ps.	%
	(in Mexican pesos)
Net cash flows used in operating activities	$(275,511,389)	$(183,978,982)	$(91,532,407)	49.8%
Net cash flows used in investing activities	(1,437,521,734)	(877,719,552)	(559,802,182)	63.8%
Net cash flows from financing activities	1,770,353,133	835,820,033	934,533,100	111.8%
Net increase(decrease) in cash and cash equivalents and restricted cash	$57,320,010	$(225,878,501)	283,198,511	(125.4)%

Cash flows from operating activities

Net cash used in operating activities was Ps.$275.5 million for the year ended December 31, 2022, an increase of Ps.$91.5 million or 49.8% from the year ended December 31, 2021. Net cash used in operating activities consisted of a profit before income tax of Ps.$475.1 million for the year ended December 31, 2022, adjusted for non-cash items and the effect of changes in working capital. Non-cash adjustments principally included Ps.$200.7 million in the valuation of financial derivative financial instruments, Ps.$298.1 million derived from the revaluation of the investment property and Ps.$281.3 million of effect in foreign exchange rates. Net changes in working capital required cash of Ps.$57.0 million related to the VAT generated from the construction expenses, which increased Ps.$14.9 million or 35.5% from the year ended December 31, 2021, the increase is mainly related with the additions in the construction process.

Cash flows from investing activities

Net cash used in investing activities was Ps.$1,437.5 million for the year ended December 31, 2022, an increase of Ps.$559.8 million or 63.8% from the year ended December 31, 2021 primarily due to the investment in the GIC Complex and the purchase of furniture and equipment for the Insurgentes 421 Hotel Complex.

Cash flows from financing activities

Net cash provided by financing activities was Ps.$1,770.4 million for the year ended December 31, 2022, an increase of Ps.$934.5 million or 111.8% from the year ended December 31, 2021, primarily due to the new loan agreements celebrated, the cash obtained from those loans amounted to Ps.$2,237.2 million, which is also net by the loan payments that amounted to Ps.$265.7 million. There was also a net capital reimbursement that amounted to Ps.$298.8 million.

Capital Expenditures

For the years ended December 31, 2023 and 2022 and 2021, our capital expenditures amounted to Ps.$1,719.3 million, Ps.$1,523.3 million, and Ps.$844.9 million, respectively. This increase was mainly driven by the expenditures related to the construction of GIC I Hotel, part of the GIC Complex.

As of December 31, 2023, we had outstanding commitments under construction contracts of U.S.$23.6 million, for capital expenditures at our owned properties. Our contracts contain clauses that allow us to cancel all or some portion of the work. If cancellation of a contract occurred, our commitment would be any costs incurred up to the cancellation date, in addition to any costs associated with the discharge of the contract.

Debt

As of December 31, 2023, our debt with third parties amounted to Ps.$6,682.7 million and our debt with related parties amounted to Ps.$220.3 million, including accrued interest and the exchange difference generated from the U.S. dollar-denominated loans.

For the year ended December 31, 2023, interest expense on our borrowings amounted to Ps.$641.0 million (Ps.$303.7 million directly recognized in the Combined Statement of Profit or Loss and Other Comprehensive Income and the remaining was capitalized as part of the borrowing costs in construction in process).

The agreements referred to below include covenants and restrictions that require, among other things, to provide the lenders, quarterly and annually, with Murano’s internal financial statements and compliance with certain ratios and reserve funds. Noncompliance with such requirements constitutes an event of default under which the respective loan may become immediately due and payable. For discussions of certain defaults that are outstanding and that have been waived, and potential consequences, with respect to our debt, see –”The instruments governing our indebtedness contain cross-default provisions that may cause all of the debt issued under such instruments to become immediately due and payable as a result of a default under an unrelated debt instrument” and “—We have substantial debt that may be called on demand of lender due to breach in covenants that may happen in the future”.

Also refer to Note 10 of the Murano Group Combined Financial Statements for more information about defaults that are all outstanding.

Insurgentes Loan

The construction, development and start of operations of the Insurgentes 421 Hotel Complex have been financed through a loan facility entered into on September 29, 2022, Inmobiliaria Insurgentes 421, as borrower, OHI421 and OHI421 Premium, as joint obligors, and Bancomext, as lender, as amended and restated from time to time (the “Insurgentes Loan”).  The principal amount of the facility was U.S.$75,000,000.00, with a variable interest rate, divided into two tranches, tranche A for an amount of U.S.$49,500,000.00 and tranche B for an amount of U.S.$25,500,000.00. The use of proceeds for tranche A was for the payment and refinancing of a prior loan; tranche B use of proceeds was for the financing of the renovation of the Insurgentes 421 Hotel Complex. On May 25, 2023, the parties amended and restated such loan agreement to increase the credit line with Bancomext from U.S.$75,000,000 to U.S.$100,000,000 pursuant to a new tranche of credit (tranche C).

The quarterly interest payable under the Insurgentes Loan is equal to term SOFR plus a 3.5% margin and the maturity is October 7, 2037. The proceeds of the Insurgentes Loan were used to refinance certain indebtedness related to the development of the Insurgentes 421 Hotel Complex and pay capital expenditures related to the development and start of operations of the Insurgentes 421 Hotel Complex.

As of December 31, 2023, the outstanding principal amount under the Insurgentes Loan was Ps.$1,687.5 million (U.S.$99.9 million), bearing interest as of December 31, 2023 at 8.83%.

As part of the collateral to secure the Insurgentes Loan, the following rights and assets were contributed to the Insurgentes Security Trust:

•
Inmobiliaria Insurgentes 421 contributed (i) the property of the Insurgentes 421 Hotel Complex, (ii) its collection rights under and in respect of each of the Insurgentes Lease Agreements, and (iii) its collection rights in regard to any potential sale of the Insurgentes 421 Hotel Complex, among other rights set forth in the Insurgentes Security Trust;

•	OHI421 contributed (i) its collection rights under the Andaz Hotel Management Agreement and related net cash flows and (ii) its collection rights in regard to any sublease agreement;

•	OHI421 Premium contributed (i) its collection rights under the Mondrian Hotel Management Agreement and related net cash flows and (ii) its collection rights in regard to any sublease agreement;

•	Murano PV contributed (i) 500 Series A shares of fixed capital stock and (ii) 434,361,112 Series B shares of variable capital stock of Inmobiliaria Insurgentes 421;

•
Murano PV contributed (i) 49,499  Series A shares of fixed capital stock and (ii) 10,771,066 Series B shares of variable capital stock of Inmobiliaria Insurgentes 421, which together with the E.S. Agrupación contribution represent approximately 99.99% of the capital stock of Inmobiliaria Insurgentes 421;

•	Murano Management contributed 49,999 shares of fixed capital stock representative of the capital stock of OHI421, which represent 99.99% of the capital stock of OHI421; and

•	Murano Management contributed 49,999 shares of fixed capital stock representative of the capital stock of OHI421 Premium, which represent 99.99% of the capital stock of OHI421 Premium.

The Insurgentes Loan is governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.

GIC I Loan and Hedge

GIC I Loan

The construction, development, equipment and start of operations of the GIC I Hotel have been financed through a mortgage loan facility provided by a syndicate of banks including Sabcapital, CaixaBank, Bancomext, and Nafin, as lenders (the “GIC I Senior Lenders”), pursuant to the terms and conditions of the syndicated senior secured loan agreement dated October 4, 2019 (as amended and restated from time to time, including on July 11, 2022, August 24, 2023 and December 20, 2023), entered into among the GIC I Trust, as borrower, Operadora GIC I, Operadora GIC II, and Murano World, as joint obligors, the GIC I Senior Lenders, as lenders, and Sabadell, as administrative agent and collateral agent, under which the GIC I Senior Lenders granted a loan subject to the terms and conditions set forth therein in an aggregate amount of U.S.$239,811,149.50 at an interest rate of term SOFR +4.0116%. The quarterly interest payable under the GIC I Loan is equal to term SOFR plus a 4.0116% margin. The loan maturity date is February 5, 2033.  As of December 31, 2023, the outstanding principal amount of the GIC I Loan was Ps.$3,882.3 million (U.S.$229.8 million).

•
On October 4, 2019, the GIC I Trust, as borrower, and Operadora GIC I, Murano World and Operadora GIC II, as joint obligors, entered into a syndicated secured mortgage loan with Sabadell, as administrative agent and collateral agent, and Sabcapital, CaixaBank, Bancomext, and Nafin, as lenders, with the appearance of Murano PV, Elias Sacal Cababie, and the CIB/3224 Trust, in an aggregate amount of U.S.$239,811,149.50 at an interest rate of term SOFR +4.0116%, and maturing on February 5, 2033 (as amended, supplemented and/or restated from time to time, the “GIC I Loan”). As of December 31, 2023, the outstanding principal amount of the GIC I Loan was Ps.$3,882.3 million (U.S.$229.8 million), bearing interest as of December 31, 2023 at 9.33%. The amounts borrowed under the GIC I Loan were used to partially finance the construction and development of the GIC Complex, among other uses.

Additionally, on April 9, 2024, an assignment and adhesion to the GIC I Loan was executed by and between Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R., as adherent creditor and assignee, Sabcapital, S.A. de C.V., SOFOM, E.R., as the assignor, with the appearance of Sabadell in its capacity as administrative and collateral agent and the GIC I Trust (the “GIC Loan Assignment”) whereby the assignor assigned and transferred to the assignee its rights and obligations owned as a Tranche C creditor representing 60% of the tranche C commitment, amounting to U.S. $6,000,000.00 as the assigned amount. The GIC I Loan Assignment is part of the GIC I Loan and therefore all the terms applicable to the latter are applicable to this agreement.

The GIC I Loan includes certain financial maintenance covenants, including the following:

•
during the term of the GIC I Loan, the GIC I Trust must constitute and maintain a debt service reserve amount in an amount equal to (i) from the date of execution of the GIC I Loan to the date that is six months prior to the first principal payment date thereof, three months of interest under the GIC I Loan, and (ii) from the date that is six months prior to the first principal payment date of the GIC I Loan to maturity date, three months of interest and three months of principal under the GIC I Loan;

•	while outstanding amounts remain under the GIC I Loan, the GIC I Trust must maintain a debt service coverage ratio of at least 1.40 times;

•	during the term of the GIC I Loan, the GIC I Trust must maintain a minimum ratio of 2.22 times based on a maximum LTV of 45%, considering the value of the GIC I Hotel; and

•	during the construction period of GIC I Hotel, the GIC I Trust must maintain a loan to cost limit no greater than 55%.

As part of the collateral to secure the GIC I Loan, among other assets and rights granted as collateral in favor of the GIC I Senior Lenders, the GIC I Trust granted a mortgage over GIC Private Units 1, 4 and 5 related to the GIC I Hotel, and the following rights and assets were contributed to the GIC I Security Trust:

•
the GIC I Trust contributed (i) its collection rights in connection with the ownership of the real estate on which the GIC I Hotel will be located, (ii) the construction collection rights, (iii) the lease collection rights, (iv) the interest rate coverage rights, and (v) the insurance policies and all rights derived from the insurance, among other rights set forth in the GIC I Security Trust;

•	Operadora GIC I contributed its rights under the GIC I Hotel Management Agreement and related net cash flows; and

•	Murano World contributed all its rights in connection to permits, concessions, authorizations, licenses or similar related to the construction and operation of the GIC I Hotel.

Also as part of the collateral to secure the GIC I Loan, among other assets and rights granted as collateral in favor of the GIC I Senior Lenders:

•	The GIC I Trust granted a non-possessory pledge in favor of the collateral agent with respect to the movable assets (FF&E and OS&E) of the GIC I Hotel;

•	Murano World granted a second ranking mortgage in favor of the collateral agent with respect to the Playa Delfines property where the beach club project is located;

•	CIBanco, as trustee of Fideicomiso CIB/3224, granted a mortgage in favor of the collateral agent with respect to the GIC Private Unit 2 related to the GIC I Hotel; and

•
Elias Sacal Cababie granted a pledge in favor of the collateral agent with respect to the shares he owns in the capital stock of Murano World. Such pledge was early terminated due to certain corporate restructure of Murano Group and was substituted by a share pledge agreement granted by Murano PV in favor of the collateral agent on the shares it owns in the capital stock of Murano World.

•	Elias Sacal granted a pledge over cash and financial instruments, in favor of the collateral agent with respect to his bank account in Monaco.

The GIC I Loan is governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.

GIC I Hedge

In order to hedge the interest rate in respect of the GIC I Loan, the GIC I Trust entered into (a) an ISDA interest rate agreement with Banco Sabadell, S.A., dated as of November 27, 2019 (the “GIC I Sabadell Hedge Agreement”) and (b) an ISDA interest rate agreement with CaixaBank, S.A. (together with Banco Sabadell, S.A. as hedge provider, the “GIC I Hedge Providers”) dated as of December 11, 2019 (together with the GIC I Sabadell Hedge Agreement and the interest rate hedges provided thereunder, the “GIC I Hedge”).

Beach Club Loan

The acquisition and development of the beach club property related to the GIC Complex has been financed through the Beach Club Loan. The annual interest payable under the Beach Club Loan is equal to 10% and the loan matures on December 1, 2030. As of December 31, 2023, the outstanding principal amount of the Beach Club Loan was Ps.$337.9 million (U.S.$20.0 million).

As part of the collateral to secure the Beach Club Loan, Murano World granted a first ranking mortgage in favor of ALG with respect to the Playa Delfines property where the beach club is located.

The Beach Club Loan is governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.

Finamo Loans

On January 5, 2024, Murano PV, as borrower, and Mr. Elías Sacal Cababie, as joint obligor, entered into a secured term loan with Finamo, as lender, in an aggregate amount of up to U.S.$26.0 million at a fixed interest rate of 15%, and maturing on January 1, 2030 (as amended, supplemented and/or restated from time to time, the “Finamo Loan I”). The amounts borrowed under the Finamo Loan were used to partially finance the completion and start of operations of the GIC I Hotel, among other uses.

Additionally, on April 9, 2024, Murano PV, as borrower, and Mr. Elías Sacal Cababie, as joint obligor, entered into a secured term loan with Finamo, as lender, in an aggregate amount of up to Ps.$100 million at a fixed interest rate of 22%, and maturing on October 15, 2024 (the “Finamo Loan II”, and together with the Finamo Loan I, the “Finamo Loans”). As of December 31, 2023, the outstanding principal amount of the Finamo Loan II was Ps.$100 million. The amounts borrowed under the Finamo Loan II were used to partially finance the start of operations of the GIC I Hotel, among other uses.

The Finamo Loans are secured by GIC Private Unit 3, which is owned by the Murano 4000 Trust.

The Finamo Loans are governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.

GIC I VAT Loan

In order to finance up to 80% of the value added tax payable during the construction of the GIC I Hotel, the GIC I Trust as borrower and Operadora GIC I as joint obligor, entered into a loan agreement dated as of October 16, 2019 with Bancomext, as lender, pursuant to which Bancomext provided a 12-year loan on the aggregate amount of Ps.$31,480,000.00 at an interest rate of TIIE 91 days + 2.75% (with borrowings as of 2024 bearing an interest rate of TIIE 28 days + 2.75%), and maturing on June 30, 2034 (as amended, supplemented and/or restated from time to time, the “GIC I VAT Loan”). As of December 31, 2023, the outstanding principal amount of the VAT Loans was Ps.$54.4 million, bearing interest at 9.33%. The amounts borrowed under the GIC I VAT Loan were used to partially finance VAT receivables during the construction phase of the GIC I Hotel, among other uses.

As part of the collateral to secure the GIC I VAT Loan, the GIC I Trust granted a second ranking mortgage over GIC Private Unit 1, GIC Private Unit 4 and GIC Private Unit 5.

The GIC I VAT Loan is governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.

Exitus Loans

In order to finance certain initial capital expenditures with respect to the development of the GIC I Complex, Murano World, as borrower, Exitus Capital, S.A.P.I. de C.V., SOFOM, E.N.R., as lender, and ES Agrupación, Elías Sacal Cababie and Marcos Sacal Cohen, as guarantors, entered into three facilities (as amended and restated from time to time, collectively, the “Exitus Loans”):

•
On May 31, 2022, Murano World, as borrower, entered into a secured term loan with Exitus, as lender, in an aggregate amount of U.S.$15 million at a fixed interest rate of 15%, and maturing on May 31, 2025 (as amended, supplemented and/or restated from time to time, the “Exitus Loan I”). As of December 31, 2023, the outstanding principal amount of the Exitus Loan I was Ps.$253.4 million (U.S.$15.0 million).

•
On June 26, 2023, Murano World, as borrower, entered into a secured term loan with Exitus, as lender, in an aggregate amount of U.S.$972.3 thousand at a fixed interest rate of 15%, and maturing on December 26, 2025 (as amended, supplemented and/or restated from time to time, the “Exitus Loan II”). As of December 31, 2023, the outstanding principal amount of the Exitus Loan II was Ps.$14.9 million (U.S.$879,780).

•
On December 5, 2023, Murano World, as borrower, entered into a secured term loan with Exitus, as lender, in an aggregate amount of U.S.$2.5 million at a fixed interest rate of 15%, and maturing on December 5, 2025 (as amended, supplemented and/or restated from time to time, the “Exitus Loan III”, and together with the Exitus Loan I and the Exitus Loan II, the “Exitus Loans”). As of December 31, 2023, the outstanding principal amount of the Exitus Loan III was Ps.$18.4 million (U.S.$1.1 million).

The amounts borrowed under the Exitus Loans were used to partially finance the completion and start of operations of the GIC I Hotel, among other uses. As of December 31, 2023, the total amount of indebtedness owed under the Exitus Loans is Ps.$286.7 million (U.S.$17.0 million)

The collateral to secure the Exitus Loans consists of an irrevocable guarantee trust agreement (the “Exitus Trust”) which estate consists of (a) cash flows arising from the Andaz Hotel Management Agreement, the Mondrian Hotel Management Agreement and the GIC I Hotel Management Agreement, (b)  real estate property known as “La Costa Bajamar” lot identified as MP-1 consisting of three fractions of land located in Ensenada, Baja California, (c) real estate property known as “Club de Playa” consisting of lots seven to thirteen located in Fraccionamiento Brisas del Márquez, Mz., E, S/N in Acapulco de Juárez, Guerrero, and (d) real estate property consisting of private units eight and nine located in different lots and superblocks within the GIC Complex. As of December 31, 2023, the total amount of indebtedness owed under the Exitus Loans is U.S.$10.0 million (Ps.169.0 million at the Mexican Central Bank Exchange Rate).

The Exitus Loans are governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.

Sofoplus Loan

In order to partially finance the completion and start of operations of the GIC I Hotel, among other uses, Murano World, as borrower, Sofoplus, as lender, ES Agrupación and Elías Sacal Cababie as joint and several obligors entered into a secured term loan with Sofoplus, as lender, in an aggregate amount of U.S.$15,000,000.00 at a fixed interest rate of 15%, and maturing on June 24, 2025 (as amended, supplemented and/or restated from time to time. The collateral to secure the Sofoplus Loan consists of the Exitus Trust as described above. As of December 31, 2023, the outstanding principal amount of the Sofoplus Loan was Ps.$168.9 million (U.S.$10.0 million).

The amounts borrowed under the Sofoplus Loan were used to partially finance the completion and start of operations of the GIC I Hotel, among other uses.

The Sofoplus Loan is governed by the laws of Mexico City and the parties are subject to the jurisdiction of the courts of Mexico City.

Mr. Harry Sacal (Mr. Elías Sacal’s brother), owns 32% of Pluscorp S.A.P.I de C.V., which, in turn, owns 99% of Sofoplus. For more information about Mr. Harry Sacal’s participation in Pluscorp S.A.P.I. de C.V., see “Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

Santander Revolving Credit Facility

On March 3, 2023 Murano World, as borrower, Santander International, as lender and Harry Sacal Cababie as pledgor, entered into an uncommitted line of credit agreement in an aggregate amount of U.S.$1,500,000 for the use and payment of the credit granted at an ordinary interest of the amount equivalent to the rate of interest that reflects the all-inclusive cost of funding to Santander plus 0.8% (“Santander Revolving Credit Facility”). The Santander Revolving Credit Facility was extended on March 27, 2024, pursuant to which Murano World obtained an additional USD$500,000.000 (five hundred thousand dollars) to its existing revolving line of credit, converting the principal amount of credit to USD$2,000,000.00. Murano World agreed to pay to Santander International as ordinary interest the amount equivalent to the rate of interest that reflects the all-inclusive cost of funding to Santander plus 0.8% per annum for working capital. The term of the loan will be 2 years from the date on which the proceeds of the loan are made available by Santander to Murano World, thus the Santander Revolving Credit Facility’s maturity date is 2026.  As of December 31, 2023, the outstanding principal amount was Ps.$25.3 million (U.S.$1.5 million). On March 27, 2024, Murano World increased its credit line with Santander from U.S. $1.5 million to U.S. $2.0 million.

The Santander Revolving Credit Facility is governed by U.S. laws and the parties are subject to the jurisdiction of the courts of Miami Dade, Florida.

Finamo Sale and Lease Back Agreements

Based on their characteristics, the Finamo Sale and Leaseback Agreements were classified as sale and lease back agreements for accounting purposes and recognized as debt. As of December 31, 2023, Ps.$364.4 million was outstanding under these agreements. See “Item 4. Information on the Company – D.Property, Plant and Equipment – Description of Certain Project Agreements” and Note 10 to the Murano Group Combined Financial Statements for more information about these agreements and our indebtedness.

Lease Liabilities

Coppel Lease Agreement

On November 8, 2023, Operadora GIC I, as lessee, Arrendadora Coppel, as lessor, and Murano World, Edificaciones BVG and Elías Sacal Cababie as joint and several obligors, entered into a lease agreement under which, the parties establish the terms and conditions based on which the lessor will grant the lessee the temporary use and enjoyment of the goods described in the specific contracts that are signed from time to time by the parties, in which, additionally, the lessee will have the obligation to pay to the lessor the rental amount. As of December 31, 2023, Ps.$191.3 million was outstanding under this agreement.

We had $208.0 million of lease liabilities as of December 31, 2023. For further information on our leases, see “Note 9 to the Murano Group Combined Financial Statements.”

Commitments and Contingencies

We are subject to litigation, claims, and other commitments and contingencies arising in the ordinary course of business. While no assurance can be given as to the ultimate outcome of any litigation matters, we do not believe it is probable that a loss will be incurred and do not expect the ultimate resolution of any open matters will have a material adverse effect on our financial position or results of operations.

Off-Balance Sheet Arrangements

As of December 31, 2023, we did not have any off-balance sheet arrangements.

C.	Research and development, patents and licenses, etc.

None.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

Our Combined Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In connection with the preparation of its Combined Financial Statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and the related disclosures. We base our assumptions, estimates, and judgments on historical experience, current trends and other factors that management believes to be relevant at the time its Combined Financial Statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates, and judgments to ensure that its financial statements are presented fairly and in accordance with IFRS. However, because future events and their effects cannot be determined with certainty, actual results could differ from its assumptions and estimates, and such differences could be material. We have identified several policies as being critical because they require management to make particularly difficult, subjective and complex judgments about matters that are inherently uncertain, and there is a likelihood that materially different amounts would be reported under different conditions or using different assumptions.

All of our significant accounting policies are discussed in Note 2 to its Combined Financial Statements included elsewhere in this annual report.

Information about assumptions and estimation uncertainties as of December 31, 2023, that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes to our Combined Financial Statements included elsewhere in this annual report: Note 12 - recognition of deferred tax assets: availability of the future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized; Note 7 - determining the fair value of construction in process, land and building on the basis of significant unobservable inputs; Note  8 - determining the fair value of the investment property on the basis of significant unobservable inputs; Note 13 - determining the fair value of financial derivative instruments; Note 11 - measurement of defined benefit obligations: key actuarial assumptions; and Note 17 - recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources.

Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value

The Company has certain assets measured and recognized at fair value; therefore, we evaluate the significant observable inputs and valuation adjustments annually. If third-party information, such as broker quotes or pricing services, is used to measure fair values, the Group evaluates the evidence obtained from third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses observable market data whenever possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety at the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Long-lived assets

We evaluate the carrying value of our long-lived assets for impairment by comparing the expected undiscounted future cash flows of the assets to the net book value of the assets when certain triggering events occur. If the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is charged to earnings. When determining fair value, we use internally developed discounted future cash flow models, third-party appraisals and, if appropriate, current estimated net sales proceeds from pending offers. Under the discounted cash flow approach we use various assumptions, including projections of revenues based on assumed long-term growth rates, estimated costs, terminal value growth rate and appropriate pre-tax discount rates based on the weighted-average cost of capital.

As part of the process, we use judgment to:

•
determine whether or not a triggering event has occurred. The final determination of the occurrence of a triggering event is based on our knowledge of the hospitality industry, historical experience, location of the property, market conditions and property-specific information available at the time of the assessment. We realize, however, that the results of our analysis could vary from period to period depending on how our judgment is applied and the facts and circumstances available at the time of the analysis; and

•
determine the projected undiscounted future operating cash flows when necessary. The principal factor used in the undiscounted cash flow analysis requiring judgment is our estimates regarding long-term growth and costs which are based on historical data, various internal estimates, and a variety of external sources and are developed as part of our routine, long-term planning process; and determine the estimated fair value of the respective long-lived asset when necessary. In determining the fair value of a long-lived asset, we typically use internally developed discounted cash flow models. The principal factors used in the discounted cash flow analysis requiring judgment are the projected future operating cash flows, the weighted-average cost of capital and the terminal value growth rate assumptions. The weighted-average cost of capital takes into account the relative weights of each component of our capital structure (equity and long-term debt). Our estimates of long-term growth and costs are based on historical data, various internal estimates and a variety of external sources and are developed as part of our routine, long-range planning process.

Changes in economic and operating conditions impacting these judgments could result in impairments to our long-lived assets in future periods, which could be material to our results of operation. We had Ps.$ 18,520.5 million and Ps.$18,069.6 million of long-lived assets as of December 31, 2023 and December 31, 2022, respectively.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The table below sets forth our executive officers and directors.  Our board of directors (“Board”) is comprised of seven directors: Elias Sacal Cababie, Marcos Sacal Cohen, Shawn Matthews, David James Galan, Keith Graeme Edelman, Joanne Faye Sonin, and Patrick Joseph Goulding.

Name	Position	Age	Expiration
Elias Sacal Cababie	Member of the Board	57	2025
Marcos Sacal Cohen	Member of the Board	31	2027
Shawn Matthews	Member of the Board	55	2025
David James Galan	Member of the Board	50	2026
Keith Graeme Edelman	Member of the Board	73	2025
Joanne Faye Sonin	Member of the Board	53	2026
Patrick Joseph Goulding	Member of the Board	60	2027
Biographical Information

Elías Sacal Cababie, 57, founded BVG World S.A. de C.V. (“Bay View Grand,” currently Murano World, S. A. de C. V) in 1996 and has served as chairman of the board of directors of Fideicomiso CIB/3001 Murano 2000 (“Grupo Murano”) since 2018. Additionally, Mr. Cababie is the Chief Executive Officer of Grupo Murano. Since 2009. Mr. Cababie is a leader within Mexico’s tourism and lodging industry with over 20 years of experience developing, acquiring and financing real estate. Between 1998 and 2008, Mr. Cababie developed the “Second Home Living” business focused on international buyers interested in owning a vacation home in Mexico. Previously, Mr. Cababie was a director on the board of Archiao Limited, a New York City and Dublin software company, from 2014 to 2018. Mr. Cababie has developed multiple residential real estate projects in beach cities including Puerto Vallarta, Mexico City, and Cancún. Mr. Cababie is a member of the boards of trustees of the Mexico’s National Museum of Anthropology, the Mexican Federation of Associations of Friends of Museums, and is an adviser to the Princess Grace Foundation (Monaco). We believe that Mr. Cababie is qualified to serve as a member of our board of directors because of his extensive business, real estate, and leadership experience, including leadership of Bay View Grand and Grupo Murano.

Marcos Sacal Cohen, 31, is the Chief Operating Officer of Murano Group, where he oversees various high-value projects. Notably, he has managed the construction and sale of Residencial Marina BVG Ixtapa for over U.S.$89 million, facilitated the sale of Residencial Villa Alejandra BVG for U.S.$48 million, and contributed to the successful sale of Grand Venetian BVG Vallarta for U.S.$300 million. Sacal Cohen holds a bachelor’s degree in business administration from Universidad Anahuac in Mexico City, and he has furthered his education with a specialization in corporate finance from ITAM and a diploma with certification in Project Evaluation from Harvard University. With his extensive expertise, he has secured financing exceeding $400 million and successfully concluded the construction of over 1,400 rooms. Moreover, he has adeptly secured management agreements with top-tier companies. His leadership was instrumental in navigating the process of a public listing on Nasdaq.

Shawn Matthews is a financial services expert and entrepreneur with more than 30 years of management experience in public and private corporations. Since January 2019, Mr. Matthews founded and has served as the Chief Investment Officer of Hondius Capital Management (HCM), an alternative investment firm. In such capacity, he is responsible for the overall success of HCM with a particular focus on managing all firm investments. From March 2009 until December 2018, Mr. Matthews served as Chief Executive Officer of Cantor Fitzgerald & Co., a leading NY-based financial services firm, where he was responsible for their strategic growth and risk-taking business. Mr. Matthews also served as a member of the Executive Committee Cantor Fitzgerald & Co. from March 2009 until December 2018. During his tenure at Cantor Fitzgerald, Mr. Matthews played a significant role in the company’s growth, with significant revenue and earnings enhancement during his tenure. In addition, while serving as the Chief Executive Officer of Cantor Fitzgerald, Mr. Matthews founded and oversaw their sizeable SPAC business. We believe Mr. Matthews is qualified to serve as a member of our board of directors because of his extensive business, leadership and finance experience.

David James Galan, 50, is the Global Chief Financial Officer, and joined PubCo in September 2023. Before joining PubCo, Mr. Galan served from 2019 to 2023 as the Chief Financial Officer of Kibbutz Holding S.a.r.l, the investment holding company that founded Nasdaq listed hospitality group, Selina Hospitality PLC, and Latin America based real estate company, Dekel Real Estate Holding, S.A. From 2016 to 2019 David served initially as Chief Financial Officer and subsequently Chief Executive Officer of London Stock Exchange listed Zinc Media Group PLC, which grew to be one of the UK’s leading independent TV production businesses. Mr. Galan is a UK Chartered Accountant, having qualified at Arthur Andersen in London in the audit and then corporate finance divisions. Post qualification he spent several years working in investment banking, specializing in small-cap IPOs and M&A. Mr. Galan has over 20 years’ experience in preparing companies for public markets, equity and debt fundraising, investor relations as well as recent real estate and hospitality industry experience. Mr. Galan is a UK resident and based in London. We believe Mr. Galan is qualified to serve as a member of our board of directors because of his extensive business, leadership and finance experience.

Keith Graeme Edelman, 73, is an independent director of PubCo. He is the Chairman of Headlam Group Plc, a floor coverings distributor, Chairman of Revolution Bars Group Plc, an operator of premium bars and pubs, and JQB, an online retailer of gold and gold coins. He has been a public company director of FTSE 100, FTSE 250, and other small cap quoted companies for over 30 years. He has worked in a broad range of consumer industries including hotels at Ladbroke Group where he spearheaded the acquisition of Hilton International for $1.9 billion, media at Carlton Communications Plc and retail at Storehouse Plc. In addition, he has extensive property experience gained at Ladbroke Group, managing extensive retail property portfolios and latterly at Arsenal. His last executive role was at Arsenal Football Club where, as Managing Director, he was responsible for the development of the Emirates Stadium and the redevelopment of the old Highbury Stadium into 725 residential unit. The whole project was delivered on time and within budget. Since then, Mr. Edelman has held non-executive positions at a number of companies and was involved in of the Superdry Plc and Revolution Bars Group Plc IPOs. We believe Mr. Edelman is qualified to serve as a member of our board of directors because of his extensive business, leadership and finance experience.

Joanne Faye Sonin, 53, is an independent director of PubCo. She is a senior finance professional and scholar with broad international experience as an advisor, a principal, and a non-executive director, combining experience and expertise in corporate finance, company law, real estate, and ESG. Dr. Sonin has over 20 years of experience working in global financial markets, with sector expertise in real estate and financial institutions, and has worked as an investment banker at several global firms, including Citigroup, JP Morgan, and Deutsche Bank. In addition to her roles at major financial institutions in London, New York, and Sydney, from 2012-2015, Dr. Sonin was Executive Vice President, Head of Corporate Development, at Gazit Globe, a publicly listed global real estate company, where she had a wide range of operational, transactional, development, investment, and managerial responsibilities across many different jurisdictions. Dr. Sonin has a PhD in law from the London School of Economics and Political Science as well as an MBA from the MIT Sloan School of Management, a PhD from the University of Cambridge, and a BA from The Hebrew University of Jerusalem. Dr. Sonin is a UK resident. We believe Dr. Sonin is qualified to serve as a member of our board of directors because of her extensive business, leadership and finance experience.

Patrick Joseph Goulding, 60, is a director of PubCo. He is a real estate and finance industry veteran with more than 30 years of management experience in public and private corporations. Most recently, Mr. Goulding has provided consulting services to a variety of firms across the finance sector in the US and United Kingdom with a particular focus on capital markets strategy including M&A and financing. Throughout his career he has served as Chief Financial Officer of a number of public and private entities across the globe and has deep knowledge and experience having worked in the US, the United Kingdom, Australia and The Netherlands through his career. Mr. Goulding previously served as a Managing Director and Head of Finance for Morgan Stanley’s global real estate investment business. He also held senior finance roles within the real estate businesses of Schroders, ING and Lend Lease. In his various roles he was an officer or director of a significant number of those firm’s businesses. Mr. Goulding attended the South East Technological University (Ireland) before completing his Chartered Accountant qualification with PricewaterhouseCoopers. He is a Fellow of Chartered Accountants Ireland. We believe Mr. Goulding is qualified to serve as a member of our board of directors because of his extensive business, leadership and finance experience.

Family Relationships

Mr. Elías Sacal Cababie and Mr. Marcos Sacal Cohen are related as father and son.

Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

B.	Compensation

Compensation of Directors and Officers

The following is a summary of the elements of, and amounts paid under our compensation plans for the fiscal years ended December 31, 2023 and 2022. Our compensation for previously mentioned year is listed in the summary compensation table below.

Our “named executive officers” during 2023 were Elías Sacal Cababie (Chief Executive Officer), and Marcos Sacal Cohen, (Chief Operating Officer).

The following table sets forth the annual base salary and other compensation paid to each of Murano’s named executive officers for the fiscal years ended December 31, 2023 and 2023, other than as described below, no further amounts were set aside or accrued by Murano or any of its subsidiaries to provide pension, retirement, or similar benefits:

Name and Principal Position	Year	Salary (Ps.$)	Bonus (Ps.$)	Option Awards (Ps.$)	All Other Compensation (Ps.$)	Total (Ps.$)

Elias Sacal Cababie,	2023	-	-	-	-	-
	2022	-	-	-	-	-
Marcos Sacal Cohen,	2023	13,185,131	-	-	-	13,185,13
	2022	17,133,989	-	-	-	17,133,98

Mr. Elías Sacal Cababie’s employment agreement provides for an indefinite period. He serves as Chief Executive Officer of Murano Group and does not receive a base salary for his functions as he is the main shareholder of Murano.
Mr. Marcos Sacal Cohen serves as Chief Operating Officer of Murano Group.

His terms of employment provide for annual base salaries of US$780,845 and US$879,144 in 2023 and 2022, respectively.

The amount of compensation paid to the Murano Group’s other Executive Directors for the year ended December 31, 2023 was U.S.$100,005 comprised of cash-based compensation as follows:

Base compensation(1)	US	$880,850
Bonuses	US	$0
Additional benefit payments	US	$0
Share-Based Awards	US	$ 0
Total compensation	US	$880,850

(1)
Base compensation represents the actual salary amounts paid to our executive directors, Mr. Marcos Sacal Cohen, Mr. David James Galan and Mr. Patrick Joseph Goulding in 2023 and has been prorated for each based upon their date of appointment to the Board and/or appointment to their respective executive role.

All non-executive directors are subject to a director compensation policy applying a uniform amount of cash compensation and Murano Group equity on an annual basis. Directors appointed to committees receive an additional per committee stipend. Directors performing the duty of Committee Chair or Lead Independent Director receive an additional stipend. External advice will be taken when reviewing director compensation.

Indemnification of Officers and Auditors

The Company has also entered into Agreements of Insurance with each Director or officer. Such agreements contain a right of access to the Company’s books and records for a purpose reasonably related to the Director’s or officer’s position as a current or former director or officer, to the extent such documents would be made available to a Director under applicable law.

The Company has not otherwise, during or since the period of this Annual Report, except to the extent permitted by law, indemnified or agreed to indemnify an auditor of the Company or of any related body corporate against a liability incurred as an auditor.

C.	Board Practices

Foreign Private Issuer Exemption

Under Nasdaq rules, a “foreign private issuer,” as defined by the SEC, such as Murano generally is permitted to follow home country rules with regard to corporate governance practices, instead of the comparable requirements of the applicable Nasdaq rules, other than with respect to certain matters including, among others, the requirement that the issuer have a majority of independent directors, the audit committee, compensation committee, and nominating and corporate governance committee requirements, the requirement to disclose third-party director and nominee compensation, and the requirement to distribute annual and interim reports.

In the interest of transparency, as a foreign private issuer, Murano will not follow the requirement applicable for U.S. listed companies to disclose third party director and nominee compensation, and the requirement to distribute annual and interim reports. Notwithstanding, Murano will comply with the independent audit committee requirement, the notification of noncompliance and voting rights, required by Nasdaq 5600 Series rules.

We also inform you of the following nuances with respect to certain of our other corporate governance practices as of the date of this annual report, subject to future changes or additions from time to time (that would be publicly disclosed):

•
our Board of Directors and Audit Committee (“AC”) will hold fiduciary duties and liability for our accounts and annual filings, as opposed to them being signed off by our Chief Executive Officer and Chief Financial Officer with oversight by the AC;

•
our shareholders are required by home country law to appoint our auditor, which therefore goes into the general shareholders meeting circular each year. Our AC does not itself appoint the auditor, they only recommend them for appointment; and

•	our shareholders are not required to vote to issue shares, which is delegated directly to our Board of Directors under our Articles and in our Compensation & Governance Committee charter.

Murano intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and  Nasdaq corporate governance rules and listing standards.

Because Murano is a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Controlled Company

For purposes of the rules of the Nasdaq, Murano is a “controlled company.” Under the Nasdaq rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Upon completion of the Business Combination, Elías Sacal Cababie owned more than 50% of the outstanding Murano Ordinary Shares. Accordingly, Murano may be eligible to take advantage of certain exemptions from certain Nasdaq corporate governance standards.

Corporate Governance

We have structured our corporate governance in a manner that we believe closely aligns our interests with those of our shareholders following the Business Combination. Notable features of our corporate governance include:

•
we have independent director representation on our Audit, Compensation & Governance, and Nominations committees, and our independent directors meet with sufficient frequency to allow our Board to manage and control our business in executive sessions without the presence of our corporate officers or non-independent directors;

•	at least one of our directors qualifies as an “audit committee financial expert” as defined by the SEC; and

•	we implement a range of other corporate governance practices, including implementing a robust director education program.

Our Board has adopted Corporate Governance Guidelines, which are available on our website. The reference to our website address in this annual report does not include or incorporate by reference the information on our website into this annual report.

Independence of our Board of Directors

Audit Committee

Our Audit Committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing, with our independent registered public accounting firm, the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the annual financial statements that we file with the SEC;

•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related person transactions; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

The members of our Audit Committee, Keith Graeme Edelman and Joanne Faye Sonin, were designated by our Board at the closing of the Business Combination, and each qualifies as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the members qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The Board has adopted a new written charter for the Audit Committee, which is available on our website. The reference to our website address in this annual report does not include or incorporate by reference the information on our website into this annual report.

Compensation & Governance Committee

Our Compensation and Governance committee will be responsible for, among other things:

•
reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving, (either alone or, if directed by the board of directors, in conjunction with a majority of the independent members of the board of directors) the compensation of our Chief Executive Officer;

•	overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

•	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans, policies and programs;

•	reviewing and approving all employment agreement and severance arrangements for our executive officers;

•	making recommendations to our board of directors regarding the compensation of our directors; and

•	retaining and overseeing any compensation consultants.

The members of our Compensation and Governance committee, Keith Graeme Edelman and Joanne Faye Sonin, were designated by our Board at the closing of the Business Combination, and each qualifies as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. Our Board has adopted a new written charter for the compensation and governance committee, which is available on our website. The reference to our website address in this annual report does not include or incorporate by reference the information on our website into this annual report.

Nominations Committee

Our nominations committee will be responsible for, among other things:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•	overseeing succession planning for our Chief Executive Officer and other executive officers;

•	periodically reviewing our board of directors’ leadership structure and recommending any proposed changes to our board of directors;

•	reviews developments in corporate governance practices;

•	overseeing an annual evaluation of the effectiveness of our board of directors and its committees; and

•	developing and recommending to our board of directors a set of corporate governance guidelines.

The members of our Nominations Committee, Keith Graeme Edelman and Joanne Faye Sonin, were designated by our Board at the closing of the Business Combination, and each qualifies as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to nominations committee membership. Our Board has adopted a new written charter for the Nomination Committee, which is available on our website. The reference to our website address in this annual report does not include or incorporate by reference the information on our website into this annual report.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.

Code of Ethics

Information regarding our Code of Business Conduct and Ethics is set forth in Item 16B of this Annual Report.

D.	Employees

As of December 31, 2023, Murano directly and indirectly employed approximately 556 employees worldwide at its corporate offices and on-site at its resorts. Murano believes relations with its employees are good. Murano estimates that 154 of these employees are represented by labor unions. Third-party service providers hire a significant number of employees to perform services for Murano and its affiliates, as is customary in the industry.

E.	Share Ownership

Information regarding the ownership of Murano’s ordinary shares by Murano’s directors and executive officers is set forth in “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders” of this Report.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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
(2)
HCM Investor Holdings, LLC (“HCM Holdings”) is the record holder of such shares. Mr. Matthews is the managing member of HCM Holdings. As such, each of HCM Holdings and Mr. Matthews may be deemed to share beneficial ownership of the ordinary shares held directly by HCM Holdings. Mr. Matthews disclaims any beneficial ownership of the ordinary shares held directly by HCM Holdings, and disclaims any beneficial ownership of such shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

For more information regarding the share ownership of Murano before, and after the Business Combination, see “Item 4. Information on the Company – A. History and Development of the Company - Business Combination.”

B.	Related Party Transactions

The table below sets forth the entities the Murano Group has engaged in related party transactions with and their relationship to the Murano Group:

Related Party	Relationship to Murano Group
Impulsora Turistica de Vallarta, S. A. de C. V. (ITV)	A Mexican corporation (sociedad anónima) owned 0.000001% by ES Agrupacion, S. A. de C. V. (Company in which Elias Sacal Cababie holds 99.99% of its equity)
Puerto Varas, S. A. de C. V. (Puerto Varas)	A Mexican corporation (sociedad anónima) owned 50.00% by ES Agrupacion, S. A. de C. V. (Company in which Elias Sacal Cababie holds 99.99% of its equity)
Elías Sacal Cababie	Founder and Chief Executive Officer of Murano.
Marcos Sacal Cohen	Chief Operating Officer of Murano and son of Elías Sacal Cababie.
E.S. Agrupación, S.A. de C.V.	A Mexican corporation (sociedad anónima) in which Elías Sacal Cababie holds 99.99% and BVG Infraestructura holds 0.01%% of its equity.
Sofoplus, S. A. P. I. de C. V., SOFOM, ER (Sofoplus)	A Mexican Stock Market Promotion Company (S. A. P. I. by its acronym in Spanish) in which Harry Sacal Cababie holds 0.1% of its equity and 99.99% indirectly.
Inmobiliaria Insurgentes 421, S.A. de C.V.	A Mexican corporation (sociedad anónima) in which the Insurgentes Security Trust holds 99.99% of its equity.
Edgar Armando Padilla Pérez
Shareholder of Edificaciones BVG, S. A. de C. V., and minority interest in Operadora Hotelera I421, S. A. de C. V.; Operadora Hotelera I 421 Premium, S. A. de C. V.: Operadora Hotelera GI, S. A. de C. V. and Operadora Hotelera Grand Island II, S. A. de C. V.until March 8, 2024.

Rubén Álvarez Laris	Shareholder of Edificaciones BVG, S. A. de C. V.until March 8, 2024.
Murano World, S.A. de C.V.	A Mexican corporation (sociedad anónima) in which Elías Sacal Cababie holds 23.85% and E.S.Agrupación holds 76.15% of its equity.
BVG Infraestructura, S.A.de C.V.	A Mexican corporation (sociedad anónima) in which Elias Sacal Cababie holds 99.9999992%, Edgar Armando Padilla Pérez holds 0.0000004% and Rúben Álvarez Laris holds 0.0000004% of its equity.

Provision of Administrative Services

ITV

During 2023 there were no services provided to ITV. For the years ended December 31, 2022 and 2021, the Murano Group provided services to ITV. The services consisted primarily of administrative services. For the years ended December 31, 2022 and 2021, the Murano Group accrued a total of Ps.$1,370,344 (U.S.$70,777) and Ps.$1,529,063 (U.S.$74,531) in administrative services, respectively. As of December 31, 2023 and 2022, there were no remaining balances to collect under the services agreement.

Puerto Varas

For the years ended December 31, 2023 and 2022 the Murano Group provided services to Puerto Varas. The services consisted primarily of administrative services. For the year ended December 31, 2023 and 2022 the Murano Group accrued a total of Ps.$1,761,896 (U.S.$104,294) and  Ps.$667,891 (U.S.$34,496), respectively. As of December 31, 2023 and 2022, there was no balance pending to collect under the services agreement.

Related Party Loans

ITV

On May 2, 2021, ITV made a 36-month loan to Murano World, S. A. de C. V. on commercially reasonable arm’s length terms, for a total amount of Ps.$97,500,000 (U.S.$4,752,458) at an annual rate of 17.75%. As of December 31, 2023 and 2022, the outstanding balance of this loan, including interest was Ps.$39,121,151 (U.S.$2,315,752) and Ps.$58,078,077 (U.S.$2,999,668), respectively.

For the years ended December 31, 2023 and 2022, the Murano Group has paid a total interest of Ps.$7,608,336 (U.S.$450,351) and Ps.$15,159,574 (U.S.$782,975), respectively.

Elías Sacal Cababié

On February 9, 2023, Murano World, S.A. de C.V. granted a 12-month loan to Elías Sacal Cababie on commercially reasonable arm’s length terms for a total amount of Ps.$7,900,000 (U.S. $417,107) at a monthly variable rate of TIIE 28 plus a spread of 3%. The outstanding balance of this loan was paid during December 2023.

On February 10, 2023, Murano World, S.A. de C.V. granted a 12-month loan to Elías Sacal Cababie on commercially reasonable arm’s length terms for a total amount of U.S. $2,865,000 at a monthly variable rate of 3M SOFR plus a spread of 3%. As of December 31, 2023 the outstanding balance of this loan was U.S. $2,160,980, including interest.

On September 26, 2023, Murano World, S.A. de C.V. granted a 12-month loan to Elías Sacal Cababie on commercially reasonable arm’s length terms for a total amount of U.S. $3,200,000 at a monthly variable rate of 3M SOFR plus a spread of 3%. As of December 31, 2023 the outstanding balance of this loan was U.S. $3,237,306, including interest.

On April 14, 2023, Murano PV, S.A. de C.V. granted a 12-month loan to Elías Sacal Cababie. on commercially reasonable arm’s length terms for a total amount of Ps.$2,000,000 (U.S. $110,803) at a monthly variable rate of TIIE 28 plus a spread of 3%. As of December 31, 2023 the outstanding balance of this loan was Ps.$2,210,399 (U.S. $130,843), including interest.

On April 14, 2023, Murano PV, S.A. de C.V. granted a 12-month loan to Elías Sacal Cababie. on commercially reasonable arm’s length terms for a total amount of U.S.$438,611 at a monthly variable rate of 3M SOFR plus a spread of 3%. As of December 31, 2023 the outstanding balance of this loan was U.S. $464,113, including interest.

E.S. Agrupación, S.A. de C.V.

On February 10, 2023, Murano World granted a 12-month loan to E.S. Agrupación, S.A. de C.V. on commercially reasonable arm’s length terms for a total amount of Ps.$9,620,660 (U.S. $507,955) at a monthly variable rate of TIIE 28 plus a spread of 3%. As of December 31, 2023 the outstanding balance of this loan was Ps.$10,595,884 (U.S. $627,217), including interest.

On March 31, 2023, Murano World granted a 12-month loan to E.S. Agrupación, S.A. de C.V. on commercially reasonable arm’s length terms for a total amount of U.S.$453,000 at a monthly variable rate of 3M SOFR plus a spread of 3%. As of December 31, 2023 the outstanding balance of this loan was U.S. $479,552, including interest.

On April 14, 2023, Murano PV granted a 12-month loan to E.S. Agrupación, S.A. de C.V. on commercially reasonable arm’s length terms for a total amount of U.S.$359,368 at a monthly variable rate of 3M SOFR plus a spread of 3%. As of December 31, 2023 the outstanding balance of this loan was U.S. $380,263, including interest.

On November 9, 2023, Murano World granted a 12-month loan to E.S. Agrupación, S.A. de C.V. on commercially reasonable arm’s length terms for a total amount of Ps.$10,000,000 (U.S. $571,373) at a monthly variable rate of TIIE 28 plus a spread of 3%. As of December 31, 2023 the outstanding balance of this loan was Ps.$10,124,890 (U.S. $599,336), including interest.

Sofoplus

On June 28, 2019, Sofoplus made a 48-month loan to Murano World, S. A. de C. V. on commercially reasonable arm’s length terms for a total amount of Ps.$100,000,000 (U.S.$5,298,659) at an annual rate of 16.75%. As of December 31, 2022, the outstanding balance of this loan was Ps.$71,179,852 (U.S.$3,671,236). The remaining balance was paid on August 24, 2023.

On June 24, 2022, Sofoplus made a 48-month loan to Murano World, S. A. de C. V. on commercially reasonable arm’s length terms for a total amount of Ps.$153,693,000 (U.S.$7,500,000) at an annual rate of 15.00%. As of December 31, 2023 and 2022, the outstanding balance of this loan, including interest was Ps.$171,153,445 (U.S. $10,131,319) and Ps.$145,231,418 (U.S.$7,500,000).

For the years ended December 31, 2023 and 2022, the Murano Group has paid a total interest of and Ps.$20,338,443 (U.S.$1,203,921) and Ps.$25,513,064 (U.S.$1,233,407), respectively.

Inmobiliaria Insurgentes

On July 1, 2023, the lease agreements between (i) Inmobiliaria Insurgentes 421 (as lessor) and OHI421 (as lessee) and (ii) Inmobiliaria Insurgentes 421 (as lessor) OHI421 Premium (as lessee) became effective. These lease agreements were executed for a 20-year term and their purpose is to lease the property of the Insurgentes 421 Hotel Complex.

These agreements were negotiated and entered into between related parties. Therefore, the terms of the Insurgentes Loan Agreements, including consideration payable thereunder, may be less favorable to us than terms negotiated with unaffiliated and third-party lessees. Under both lease agreements, the lessees must pay a monthly base rent of U.S.$50,000 and an annual variable rent payment based on 95% of the lessees’ annual operating income.

As of December 31, 2023, Inmobiliaria Insurgentes 421 has received from the lessees, the amount of U.S.$500,000 for base rent concept, which means that the cumulative base rent paid by each lessee was U.S.$250,000. No payments have been issued to Inmobiliaria Insurgentes for concept of variable rent under the lease agreements. As of December 31, 2023, the base rent amounted to U.S.$600,000 which means that the cumulative base rent paid by each lessee was U.S.$300,000, payments received from the hotel operators to the date amounted to U.S.$350,000.

BVG Infraestructura

On March 1, 2023, Inmobiliaria Insurgentes 421granted a 12-month loan to BVG Infraestructura, S.A. de C.V. on commercially reasonable arm’s length terms for a total amount of U.S.$955,011 at a monthly variable rate of 3M SOFR plus a spread of 3%. As of December 31, 2023 the outstanding balance of this loan was U.S. $709,494.

Promissory Notes

Certain Group Companies issued the following promissory notes as part of the Murano Group Reorganization in order to capitalize Murano Global Investments Limited:

In January 2024, Murano PV, S.A. de C.V. issued a promissory note in favor of Elías Sacal Cababie for the total amount of Ps.$73,000,000 (U.S. $4,321,189) as a result of the purchase of 103,267,741 shares of Murano World, S. A. de C. V. previously owned by Elías Sacal.

In January 2024, Murano PV, S.A. de C.V. issued a promissory note in favor of Elías Sacal Cababie for the total amount of Ps.$18,000,000 (U.S. $1,065,499) as a result of a transfer of the trustee rights of 16,915,151 shares of Inmobiliaria Insurgentes 421, S.A. de C.V. previously owned by Elías Sacal.

In January 2024, Murano PV, S.A. de C.V.  issued a promissory note in favor of E.S. Agrupación, S.A. de C.V. for the total amount of Ps.$266,500,000 (U.S. $15,775,298) as a result of the purchase of 329,753,574 shares of Murano World, S. A. de C. V. previously owned by E.S. Agrupación, S. A. de C. V.

In January 2024, Murano PV, S.A. de C.V. issued a promissory note in favor of E.S. Agrupación, S.A. de C.V. for the total amount of Ps.$542,500,000 (U.S. $32,112,943) as a result of the transfer of the trustee rights of 434,361,612 shares from Inmobiliaria Insurgentes 421, S.A. de C.V. previously owned by E.S. Agrupación, S.A. de C.V.

All the promissory notes described above were issued as part of the Murano Group Reorganization and used by Elias Sacal Cababie to capitalize Murano Global Investments PLC.  On March 8, 2024 Murano Global Investments PLC utilized the promissory notes to complete the Murano Group Reorganization by capitalizing Murano P.V and the notes were cancelled as a final step in the reorganization.

For more information about Murano Group’s transactions with related parties please see Note 6 to the Murano Group Combined Financial Statements included elsewhere in this annual report.

Certain Agreements Related to the Business Combination

In connection with the Business Combination, we entered into the following agreements:

•
Sponsor Support Agreement with HCM and HCM Holdings, concurrently with the execution and delivery of the Business Combination Agreement, pursuant to which HCM Holdings has agreed, among other things, to vote (or execute and return an action by written consent), or cause to be voted at the Extraordinary Meeting (or validly execute and return and cause such consent to be granted with respect to), all of its HCM Class B Ordinary Shares in favor of (A) the approval and adoption of the Business Combination Agreement and approval of the Merger and all other transactions contemplated by the Business Combination Agreement, (B) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of HCM under the Business Combination Agreement or that would reasonably be expected to result in the failure of the Merger from being consummated and (C) each of the proposals and any other matters necessary or reasonably requested by HCM for consummation of the Merger and the other transactions contemplated by the Business Combination Agreement.

•
Assignment, Assumption and Amendment to HCM Warrant Agreement with HCM and Continental, as warrant agent, pursuant to which, as of the Effective Time (as defined in the agreement), (i) each SPAC Warrant (as defined in the agreement) that is outstanding immediately prior to the Effective Time will no longer represent a right to acquire one HCM Ordinary Share and will instead represent the right to acquire the same number of PubCo Ordinary Shares under substantially the same terms as set forth in the HCM Warrant Agreement entered into in connection with HCM’s IPO and (ii) HCM will assign to PubCo all of HCM’s right, title and interest in and to the existing HCM Warrant Agreement and PubCo will assume, and agree to pay, perform, satisfy and discharge in full, all of HCM’s liabilities and obligations under the existing HCM Warrant Agreement arising from and after the Effective Time.

•	Registration Rights Agreement with HCM Holdings and certain equityholders, containing customary registration rights for HCM Holdings and the equityholders who are parties thereto.

•
Lock-Up Agreement with HCM Holdings, which was subsequently amended on December 31, 2023, pursuant to which the Sponsor has agreed not to transfer any PubCo Lock-Up Shares held by it during the Lock-Up Period (in each case as defined in the agreement).

•
Vendor Participation Agreement with HCM and HCM Holdings and certain vendors of Murano, pursuant to which such vendors were entitled to purchase at cost an aggregate of 1,250,000 additional Founder Shares (as defined in the agreement) from Sponsor, immediately prior to the consummation of the Business Combination, contingent upon the satisfaction and cancellation of an aggregate principal amount of $12,500,000 due from Murano.

•
Indemnification agreement granted by Elías Sacal Cababie in favor of HCM Acquisition Corp executed as of March 20, 2024, pursuant to which, among others, Elías Sacal Cababie shall indemnify and hold HCM and its successors harmless from tax contingencies resulting from (i) the inclusion of BVG Infraestructura, S.A. de C.V. as settlor and beneficiary of F/0455 Trust and (ii) the segregation of real estate property from the F/0455 Trust, 250C Trust and Finamo Trust.

C.	Interests of Experts and Counsel

None / Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Combined Statements and Other Financial Information

Combined Financial Statements

See “Item 18. Financial Statements” of this Report for our combined financial statements and other financial information.

Legal and Arbitration Proceedings

Murano is currently not subject to any material legal or regulatory proceeding as defendant. To Murano’s knowledge, there are currently no other material legal or regulatory proceedings threatened or contemplated against Murano or its affiliates.

Dividend Policy

We have never declared or paid any cash dividend on our Ordinary Shares. The payment of cash dividends in the future will depend upon our revenues and earnings, if any, capital requirements and general financial condition. Any further determination to pay dividends on our Ordinary Shares would be at the discretion of our board of directors.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited combined financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Listing of Murano ordinary shares and Murano warrants

Murano Ordinary Shares and Murano Warrants are listed on Nasdaq under the symbols “MRNO” and “MRNOW”, respectively. Holders of these ordinary shares and/or warrants should obtain current market quotations for their securities. There can be no assurance that the Murano Ordinary Shares and/or Murano Warrants will remain listed on Nasdaq. If Murano fails to comply with the Nasdaq listing requirements, Murano Ordinary Shares and Murano Warrants could be delisted from Nasdaq. A delisting of Murano Ordinary Shares and/or Murano Warrants will likely affect their liquidity and could inhibit or restrict the ability of Murano to raise additional financing.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the Murano Ordinary Shares and Murano Warrants held by certain shareholders and executives of Murano, including its principal shareholders and key executives, is included in “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Certain Agreements Related to the Business Combination”.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “Item 9. The Offer and Listing Details”.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

The authorized share capital of Murano is unlimited.

As of the date hereof, there were 79,242,873 Murano Ordinary Shares outstanding.

Information regarding our share capital is included in the Registration Statement on Form F-4 (File No. 333-273849), which was filed with the SEC on February 15, 2024, as supplemented by Prospectus Supplement No. 1 dated March 20, 2024 (as subsequently amended, the “Registration Statement”) under the section titled “Description of PubCo’s Securities” and is incorporated herein by reference.

B.	Memorandum and Articles of Association

Information regarding certain material provisions of the constitution of Murano is included in the Registration Statement under the section titled “Description of PubCo Securities” and is incorporated herein by reference.

C.	Material Contracts

Information regarding certain material contracts among entities in the Group may be found in “Item 4. Information on the Company – A. History and Development of the Company – Business Combination” and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

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

Certain Material Jersey Tax Considerations

The following summary of the anticipated tax treatment in Jersey of PubCo and holders of PubCo Ordinary Shares is based on Jersey taxation law and practice as they are understood to apply at the date of this proxy statement/prospectus. It does not constitute, nor should it be considered to be, legal or tax advice and does not address all aspects of Jersey tax law and practice (including without limitation such tax law and practice as they apply to any land or building situated in Jersey, or as they apply to certain types of persons, such as persons holding or acquiring shares in the course of trade, collective investment schemes or insurance companies). Holders of PubCo Ordinary Shares should consult their professional advisors on the implications of acquiring, buying, holding, selling or otherwise disposing of PubCo Ordinary Shares under the laws of any jurisdictions in which they may be liable to taxation. Holders of PubCo Ordinary Shares should be aware that tax rules and practice and their interpretation may change.

Taxation of PubCo and of Non-Jersey Residents

On the basis that PubCo is incorporated in Jersey, but is centrally managed and controlled, and is solely resident for tax purposes, in the United Kingdom, a jurisdiction where the highest rate of corporate tax is at least 10%, PubCo will not be liable to pay Jersey income tax other than on certain Jersey source income (except where such income is exempted from income tax pursuant to the Income Tax (Jersey) Law 1961, as amended). On the basis that PubCo is not a financial services company, a utility company, large retailer or involved in the importation or distribution of hydrocarbon oils and does not hold Jersey real estate, it is subject to income tax in Jersey at a rate of zero per cent on any such income.

Dividends on PubCo Ordinary Shares may be paid by PubCo without withholding or deduction for or on account of Jersey income tax and holders of PubCo Ordinary Shares (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such shares. It is possible that the current tax regime applicable in Jersey may be amended and PubCo could become subject to taxation in Jersey. Please see “Item 10. Additional Information - E. Taxation - Shareholders of a Jersey Company” in relation to the status of Jersey resident holders of PubCo Ordinary Shares

Goods and Services Tax

The States of Jersey introduced a Goods and Services Tax, which we refer to as GST, with effect from May 6, 2008. A company may opt out of the GST regime by applying to become an international services entity (“ISE”), as provided by the Goods and Services Tax (Jersey) Law 2007. ISE status is obtained upon meeting certain requirements and paying a prescribed annual fee. As an ISE, a company is exempted both from registering for GST and from accounting for GST on supplies made and received in Jersey solely for the purpose of its business. It is anticipated that PubCo will maintain ISE status and the PubCo Board intends to conduct the business of the combined company such that no GST will be incurred by PubCo.

Shareholders of a Jersey Company

Any shareholders of a Jersey company who are resident for tax purposes in Jersey will incur income tax on any dividends paid on the shares held by them.

No stamp duty is levied on the transfer inter vivos, exchange, issue or repurchase of shares (unless the articles of association of the company convey the right to occupy property in Jersey), but there is a stamp duty payable when Jersey grants of probate and letters of administration are required. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of shares who is domiciled in Jersey, or situated in Jersey in respect of a holder of shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% of such estate and such duty is capped at £100,000.

Jersey does not otherwise levy taxes upon capital, inheritances, capital gains, transactions or gifts nor are there other estate duties.

Certain Material United Kingdom Tax Considerations

Tax Residence

Murano is incorporated in Jersey, but it is intended that it will be resident for UK tax purposes in the UK by virtue of its central management and control being exercised in the United Kingdom.

Dividends and Disposals

As a matter of current United Kingdom tax law, Murano is not required to withhold any amounts on account of United Kingdom tax at source from dividend payments it makes in respect of the Murano Ordinary Shares.

A holder of the Murano Ordinary Shares who is not resident in the United Kingdom for United Kingdom tax purposes and does not carry on a trade, profession or vocation in the United Kingdom through a permanent establishment, branch, agency or otherwise in the United Kingdom should not generally be liable to United Kingdom tax on the receipt of dividends paid in respect of the Murano Ordinary Shares or on the disposal of Murano Ordinary Shares.

Stamp Duty and Stamp Duty Reserve Tax

No United Kingdom stamp duty reserve tax will be payable on the issue of the Murano Ordinary Shares or any agreement to transfer the Murano Ordinary Shares.

No United Kingdom stamp duty will be payable on the issue of the Murano Ordinary Shares or any transfer of the Murano Ordinary Shares effected by electronic means. A documentary transfer of any Murano Ordinary Shares or documentary agreement to transfer any interest in any Murano Ordinary Shares (where such interest falls short of full legal and beneficial ownership) may give rise to United Kingdom stamp duty and advice should be taken in this regard.

Material U.S. Federal Income Tax Considerations

This section describes material U.S. federal income tax consequences to a U.S. holder (as defined below) with respect to the ownership and disposition of Murano Ordinary Shares and Murano Warrants (collectively, the “Murano Securities”). This discussion deals only with U.S. holders that hold their Murano Securities as capital assets. It does not cover all aspects of U.S. federal income taxation that may be relevant to the U.S. holders (including consequences under any alternative minimum tax or net investment income tax), and does not address state, local, non-U.S. or other tax laws (such as estate or gift tax laws). This discussion also does not address tax considerations applicable to U.S. holders that own (directly, indirectly or by attribution) 5% or more of the Murano Securities by vote or value, nor does this section discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect to mark their securities to market for U.S. federal income tax purposes, investors that hold Murano Securities as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes, persons that received Murano Securities as compensation for services, persons that have ceased to be U.S. citizens or lawful permanent residents of the United States, investors holding the Murano Securities in connection with a trade or business conducted outside of the United States, S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein), U.S. citizens or lawful permanent residents living abroad, passive investors that are required to include amounts in their taxable income in advance of receipt under rules regarding applicable financial statements or U.S. holders whose functional currency is not the U.S. dollar).

As used herein, the term “U.S. holder” means a beneficial owner of Murano Securities that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Murano Securities will depend on the status of the partner and the activities of the partnership. Entities or arrangements treated as partnerships for U.S. federal income tax purposes should consult their tax advisers concerning the U.S. federal income tax consequences to them and their partners of owning of Murano Securities.

This discussion is based on the tax laws of the United States, including the Code, its legislative history, existing and proposed regulations thereunder, published rulings of the IRS and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described in this discussion. No ruling has been or will be sought from the IRS regarding any matter discussed below.

ALL HOLDERS OF MURANO SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM RELATING TO THE OWNERSHIP OF MURANO SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Ownership of Murano Ordinary Shares and Murano Warrants

This discussion is subject to the discussion in “— Application of the PFIC Rules to Murano Ordinary Shares and Murano Warrants” below.

Distributions on Murano Ordinary Shares

The gross amount of any distribution on Murano Ordinary Shares that is made out of Murano’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds Murano’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s adjusted tax basis in its Murano Ordinary Shares, and thereafter as capital gain recognized on a sale or exchange.

Dividends paid by Murano generally will be taxable to a non-corporate U.S. holder at the reduced rate normally applicable to long-term capital gains, provided that Murano is considered a “qualified foreign corporation” and certain other requirements are met. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of the income tax treaty between the United Kingdom and the United States (the “Treaty”). A foreign corporation is also treated as a “qualified foreign corporation” with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the Nasdaq, such as the Murano Ordinary Shares, will be readily tradable on an established securities market in the United States. There can be no assurance, however, that Murano Ordinary Shares will be considered readily tradable on an established securities market in later years or that that Murano will be eligible for the benefits of the Treaty. A U.S. holder will not be able to claim the reduced rate on dividends received from Murano if Murano is treated as a PFIC (as defined below) in the taxable year in which the dividends are received or in the preceding taxable year (or if any shares of Murano that they own are treated as stock in a PFIC). See the section entitled “—Application of the PFIC Rules to Murano Ordinary Shares and Murano Warrants” below.

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by Murano may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on Murano Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Murano Ordinary Shares and Murano Warrants

A U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Murano Ordinary Shares or Murano Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares and/or warrants. Any gain or loss recognized by a U.S. holder on a taxable disposition of Murano Ordinary Shares or Murano Warrants generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares and/or warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Murano Ordinary Shares or Murano Warrants generally will be treated as U.S.-source gain or loss. Therefore, a U.S. holder may have insufficient foreign-source income to utilize foreign tax credits attributable to any non-U.S. withholding tax (if any) imposed on a sale, exchange, redemption or other taxable disposition. U.S. holders should consult their tax advisors as to the availability of and limitations on any foreign tax credit attributable to non-U.S. withholding taxes (if any such taxes are imposed).

Exercise or Lapse of a Murano Warrant

Except as discussed below with respect to the cashless exercise of a Murano Warrant, a U.S. holder generally will not recognize gain or loss upon the acquisition of a Murano Ordinary Share on the exercise of a Murano Warrant for cash. A U.S. holder’s tax basis in a Murano Ordinary Shares received upon exercise of the Murano Warrant generally should be an amount equal to the sum of the U.S. holder’s tax basis in the Murano Warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for a Murano Ordinary Share received upon exercise of the Murano Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Murano Warrant and will not include the period during which the U.S. holder held the Murano Warrant. If a Murano Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Murano Warrant.

The tax consequences of a cashless exercise of a Murano Warrant are not clear under current tax law. A cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. holder’s basis in the Murano Ordinary Shares received would equal the holder’s basis in the Murano Warrants exercised therefor. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the Murano Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Murano Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Murano Ordinary Shares generally would include the holding period of the Murano Warrants exercised therefor.

It is also possible that a cashless exercise of a Murano Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder would recognize gain or loss with respect to the portion of the exercised Murano Warrants treated as surrendered to pay the exercise price of the Murano Warrants (the “surrendered warrants”). The U.S. holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the Murano Ordinary Shares that would have been received with respect to the surrendered warrants in a regular exercise of the Murano Warrants and (ii) the sum of the U.S. holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. holder’s tax basis in the Murano Ordinary Shares received would equal the U.S. holder’s tax basis in the Murano Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. holder’s holding period for the Murano Ordinary Shares generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Murano Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Murano Warrants.

Possible Constructive Distributions

The terms of each Murano Warrant provide for an adjustment to the number of Murano Ordinary Shares for which the Murano Warrant may be exercised or to the exercise price of the Murano Warrant in certain events, as discussed above in the section captioned “Item 10. Additional Information - B. Memorandum and Articles of Association”. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a Murano Warrant generally would, however, be treated as receiving a constructive distribution from Murano if, for example, the adjustment increases the holder’s proportionate interest in Murano’s assets or earnings and profits (e.g., through an increase in the number of Murano Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the Murano Ordinary Shares which is taxable to the U.S. holders of such shares as described in the section entitled “— Distributions on Murano Ordinary Shares” above. Such constructive distribution generally would be subject to tax as described in the section entitled that section in the same manner as if the U.S. holder of such warrant received a cash distribution from Murano equal to the fair market value of such increased interest.

Application of the PFIC Rules to Murano Ordinary Shares and Murano Warrants

A non-U.S. corporation, such as Murano, will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, (i) 75% or more of its gross income is passive income, and/or (ii) 50% or more of the value of its assets (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Based on the expected composition of Murano’s gross assets and income and the manner in which Murano expects to operate its business in 2024 and future years, Murano does not expect to be classified as a PFIC for U.S. federal income tax purposes for Murano’s 2024 taxable year or in the foreseeable future. Whether Murano is a PFIC is a factual determination made annually, and Murano’s status could change depending, among other things, upon changes in the composition and relative value of its gross receipts and assets.

If Murano were a PFIC in any year during which a U.S. holder owns Murano Ordinary Shares, subject to the discussion below regarding the mark-to-market (“MTM”) or qualified electing fund (“QEF”) elections, a U.S. holder generally will be subject to special rules (regardless of whether Murano continues to be a PFIC) with respect to (i) any “excess distribution” (generally, any distributions received by a U.S. holder on its Murano Ordinary Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Murano Ordinary Shares) and (ii) any gain realized on the sale or other disposition of Murano Ordinary Shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which Murano is a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

A U.S. Holder may be able to avoid some of the adverse impacts of the PFIC rules described in the preceding paragraph by making an MTM election with respect to its Murano Ordinary Shares. The election is available only if the Murano Ordinary Shares are considered “marketable stock,” which generally includes stock that is regularly traded in more than de minimis quantities on a qualifying exchange. If a U.S. Holder makes the MTM election, it generally will not be subject to the excess distribution regime discussed in the preceding paragraph and the tax consequences should be as set forth above under this paragraph. Any gain from marking the Murano Ordinary Shares to market or from disposing of them would be ordinary income. Any loss from marking the Murano Ordinary Shares to market would be recognized only to the extent of unreversed gains previously included in income. Loss from marking the Murano Ordinary Shares to market would be ordinary, but loss on disposing of them would be capital loss except to the extent of unreversed inclusions with respect to such stock. It is expected that Murano Ordinary Shares, which are expected to be listed on Nasdaq, will qualify as marketable shares for the PFIC rules purposes. No assurance can be given that the Murano Ordinary Shares will be traded in sufficient frequency and quantity to be considered “marketable stock.” A valid MTM election cannot be revoked without the consent of the IRS unless the Murano Ordinary Shares cease to be marketable stock. In addition, it is anticipated that U.S. holders of Murano Warrants will not be able to make an MTM election with respect to such warrants.

A U.S. holder would not be able to avoid the tax consequences described above by electing to treat Murano as a QEF because Murano does not intend to provide U.S. holders with the information that would be necessary to make a QEF election with respect to the Murano Ordinary Shares. In any event, U.S. holders of Murano Warrants will not be able to make a QEF election with respect to their warrants.

U.S. holders should consult their own tax advisors concerning Murano’s possible PFIC status and the consequences to them, including potential reporting requirements, if Murano were classified as a PFIC for any taxable year.

Information Reporting and Backup Withholding

Information reporting requirements may apply to distributions on and proceeds from a disposition of the Murano Securities. Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information. U.S. holders should consult their tax advisors regarding these rules and any other reporting obligations that may apply to the ownership or disposition of Murano Ordinary Shares or Murano Warrants, including reporting obligations related to the holding of certain foreign financial assets.

F.	Dividends and Paying Agents

See “Item 8. Financial Information - A. Combined Statements and Other Financial Information - Combined Financial Statements” and “Item 10. Additional Information - B. Memorandum and Articles of Association” for a discussion of whether, how and when we may declare and pay dividends.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market and other risks, including credit risk, liquidity risk, market risk, operating risk, and legal risk. For quantitative and qualitative disclosures about these risks, see Note 13 to the Murano Group Combined Financial Statements

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None. For a discussion of certain defaults not relating to any payment see “Item 3. Key Information – D. Risk Factors – Risks Related to Murano’s Business and Operating in the Hotel Industry – Our total current liabilities exceed the amount of the total current assets, which has placed significant doubt on our ability to continue as a going concern.”

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2023, due to the material weaknesses mentioned in “Item 3. Key Information - D. Risk Factors—Risks Related to Murano Following the Consummation of the Business Combination – Murano Group’s financial reporting infrastructure requires enhancement to meet the requirements of a public company.”

Notwithstanding such material weaknesses, the chief executive officer and chief financial officer have concluded that the Company’s combined financial statements as of December 31, 2023 were fairly stated in all material respects in accordance with IFRS for each of the years presented.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies.

(d) Changes in Internal Control over Financial Reporting

Except as described in “Item 3. Key Information - D. Risk Factors—Risks Related to Murano Following the Consummation of the Business Combination – Murano Group’s financial reporting infrastructure requires enhancement to meet the requirements of a public company,” there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Keith Graeme Edelman and Joanne Faye Sonin, with Mr. Edelman serving as Chairperson. Our board of directors has determined that each of Mr. Edelman and Ms. Sonin qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules that its member Ms. Sonin qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The Board has adopted a new written charter for the audit committee, which is available on our website. The reference to our website address in this annual report does not include or incorporate by reference the information on our website into this annual report. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices – Independence of our Board Directors —Audit Committee”

ITEM 16B.	CODE OF ETHICS

Our Board has adopted a Code of Business Conduct and Ethics applicable to our directors, executive officers and team members that complies with the rules and regulations of Nasdaq and the SEC. The Code of Business Conduct and Ethics is available on our website. In addition, we intend to post on the Corporate Governance section of our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics. The reference to our website address in this annual report does not include or incorporate by reference the information on our website into this annual report. A copy of the Code of Business Conduct and Ethics is filed as Exhibit 11.1 to this Annual Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the total amount billed to us by KPMG Cárdenas Dosal, S.C. for services performed during the fiscal years ended December 31, 2023 and 2022:

	December 31,
	2023	2022
	(in Mexican pesos)
Audit fees	$11,053,920	$12,560,184
Audit-related fees
Tax fees
All other fees
Total consolidated audit fees	$11,053,920	$12,560,184

Audit fees are fees billed for the audit of our annual financial statements, the statutory financial statements of certain companies with Murano Group, and the review of our interim combined financial statements as of June 30, 2023 and 2022 which were included in the Registration Statement. Audit related fees correspond to services provided in connection with assistance related to review of documents to be filed with local and foreign regulatory bodies, including documents regarding compliance with legislation and regulations, audit of specific financial statements and annual report review, due diligence activities, assurance of special purpose reports, and other previously agreed-upon procedures. Tax fees correspond for the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. “All other fees” comprises the aggregate fees billed for products and services provided by the principal accountant, other than the services reported in the previous items.

Management approved all audit, audit-related services, tax services and other services provided by our auditor. Further, our auditor committee will approve all audit, audit-related services, tax services and other services provided by our auditor. Any services provided by our auditor that are not specifically included within the scope of the audit must be pre-approved by the board of directors in advance of any engagement.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See “Item 6. Directors, Senior Management and Employees—C. Board practices—Foreign Private Issuer Exemption.”

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We have conducted the following repurchases of our shares:

Date	Number of shares	Price per share ($)	Total ($)

April 9, 2024	907	11.2	10,158.40

April 9, 2024	2,500	11.2	28,000.00

April 10, 2024	5,400	11	59,400.00

April 18, 2024	300	9.9	2,970.00

April 18, 2024	500	10.16	5,080.00

April 18, 2024	750	10.05	7,537.50

April 18, 2024	1,000	10.1	10,100.00

April 19, 2024	2,000	8.2	16,400.00

April 19, 2024	2,000	8.2	16,400.00

April 22, 2024	2,000	8.55	17,100.00

April 23, 2024	500	8.3	4,150.00

April 23, 2024	2,500	8.41	21,025.00
TOTAL	20,357		198,320.90

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

For a discussion of how our corporate governance practices differ from those followed by domestic companies, see “Item 6. Directors, Senior Management and Employees—C. Board practices—Foreign Private Issuer Status.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICY.

We have adopted an Insider Trading Policy that encourages our team members to act with integrity and uphold our values in all that they do and that enforces these values with the objective of preventing insider trading.  The policy applies to all directors, officers, employees, staff, temporary or short-term workers, exclusive contractors and contractors, regardless of their operating location, the duration of their service or role within the Company. Each such team member is responsible for making sure they comply with the policy, and that any family member, household member or entity whose transactions are subject to the policy also comply with it.  The policy may be reviewed and updated from time-to-time as appropriate or as required by applicable law. A copy of the policy is filed as Exhibit 11.2 to this Annual Report.

ITEM 16K.	CYBERSECURITY

We have structured and implemented a set of security policies and procedures to reduce the vulnerability of our systems and protect the confidentiality and availability of our critical systems.

Murano’s IT manager is charged with overseeing our IT infrastructure and information systems, which includes identifying cybersecurity threats to which we are exposed, assessing the level of vulnerability and adopting IT solutions and security protocols to reduce those risks to an acceptable level. The IT manager reports periodically to our CEO and COO on cybersecurity maters.  We believe that our IT manager has the appropriate academic background and the experience (eight years in its current role) to effectively perform their tasks.

We also engage a managed IT service provider to assist us with managing cybersecurity risks. Our managed IT service provider supplies monitoring and management services that enable us to assess, identify, and remediate material risks from cybersecurity threats to our information systems. Our IT manager receives a monthly report from the managed IT service provider with a summary of cybersecurity matters. In the event of a potential cybersecurity incident or a series of related cybersecurity incidents, we will receive assistance from our IT service provider, which will coordinate with the IT manager. We maintain backups and disaster recovery plans to restore our information in the event of an incident.

Murano’s board of directors has oversight responsibility for Murano’s overall risk management, including cybersecurity risk. Our COO is responsible for reporting on a quarterly basis to the Compensation & Governance Committee which is responsible for overseeing the Group’s risks including those from cybersecurity threats, and reporting to the Murano Board in that regard. Both the Compensation & Governance Committee and Board have members with substantial expertise and experience in the management and oversight of risks, including IT and cyber-related. The Compensation & Governance Committee is immediately informed of any IT or cyber threat and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents.

There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully enforced, complied with or effective in protecting our systems and information. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect our operations, business strategy, results of operations, or financial condition. For an additional description of our cybersecurity risks and potential related impacts on us, see the section entitled “Item 3. Key Information - D. Risk Factors - Risks Related to Murano’s Business and Operating in the Hotel Industry - Cyber threats and the risk of data breaches or disruptions of our hotel managers’ or our own information technology systems could materially adversely affect our business” in this annual report.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See our Murano Group’s combined financial statements beginning on page F-1.

ITEM 19.	EXHIBITS

No.	Description
1.1	Memorandum and Articles of Association
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
4.5
Registration Rights Agreement, dated January 20, 2022, by and among the HCM Acquisition Corp, HCM Holdings and the Underwriter (incorporated by reference to Exhibit 10.2 on Form 8-K filed on January 25, 2022)

4.6
Sponsor Support Agreement, dated August 2, 2023, by and among HCM Investor Holdings, LLC, the other holders of HCM Class B Ordinary Shares, and Murano PV, S.A. de C.V. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on August 7, 2023)

4.7
Amendment to Sponsor Support Agreement, dated December 31, 2023, by and among HCM Investor Holdings, LLC, the other holders of HCM Class B Ordinary Shares, and Murano PV, S.A. de C.V. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on January 5, 2024)

4.8
U.S. dollar-denominated syndicated secured mortgage loan agreement, dated October 4, 2019, among Fideicomiso Murano 2000 and Banco Nacional de Comercio Exterior, S.N.C Institución de Banca de Desarrollo, Caixabank, S.A. Institución de Banca Múltiple, Sabadell, S.A. Institución de Banca Múltiple and Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo (the “2019 Sabadell Loan Agreement”) (incorporated by reference to Exhibit 10.7 to the Form F-4 filed on January 30, 2024)

4.9
Peso-denominated loan agreement, dated as of October 16, 2019, between Fideicomiso Murano 2000 and Banco Nacional de Comercio Exterior, S.N.C Institución de Banca de Desarrollo (incorporated by reference to Exhibit 10.8 to the Form F-4 filed on January 11, 2024)

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

4.24	First amendment to the Counter Guarantee, dated as of September 11, 2019, executed on March 30, 2023†
4.25	First amendment to the Counter Guarantee, dated as of August 23, 2021, executed on March 30, 2023†
4.26	Second amendment to the Counter Guarantee, dated as of September 11, 2019, executed on August 22, 2023†
4.27	Second amendment to the Counter Guarantee, dated as of August 23, 2021, executed on August 22, 2023†
4.28	Amendment and Restatement to the Sabadell Loan Agreement dated as of December 20, 2023
4.29	Peso-denominated loan agreement, dated April 9, 2024, between Murano P.V. and Finamo and Mr. Elías Sacal Cababie.
8.1	Subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 to the Form F-4 filed on November 8, 2023)
11.1	Code of Conduct
11.2	Insider Trading Policy
13.1	Certificate of Chief Executive Officer
13.2	Certificate of Chief Operating Officer
13.3	Certificate of Chief Financial Officer
97.1	Compensation Recovery Policy

†	Filed herewith
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

MURANO GLOBAL INVESTMENTS PLC

Date: April 30, 2024	By:	/s/ David Galan
	Name:	David Galan
	Title:	Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Murano Group Combined
Financial statements
Report of Independent Registered Public Accounting Firm (KPMG Cárdenas Dosal, S.C.; Mexico City, Mexico; Auditor Firm ID: 1141)	F-2
Combined statements of financial position	F-3
Combined statements of profit or loss and other comprehensive income	F-4
Combined statements of change in net assets	F-5
Combined statements of cash flows	F-6
Notes to combined financial statements	F-7

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Murano PV, S. A. de C. V
Opinion on the Combined Financial Statements
We have audited the accompanying combined statements of financial position of Murano PV, S. A. de C. V., Murano World, S. A. de C. V., Edificaciones BVG, S. A. de C. V., Fideicomiso Murano 6000 CIB/3109, Inmobiliaria Insurgentes 421, S. A. de C.V., Operadora Hotelera GI, S. A. de C. V., Operadora Hotelera Grand Island II, S. A. de C. V., Operadora Hotelera I421, S. A. de C. V., Operadora Hotelera I421 Premium, S. A. de C. V., Fideicomiso Murano 2000 CIB /3001, Fideicomiso Murano 4000 CIB/3288, Fideicomiso Murano 1000 CIB /3000, Servicios Corporativos BVG, S. A. de C.V., and Murano Management, S. A. de C. V. (collectively, Murano Group) as of December 31, 2023 and 2022, the related combined statements of profit or loss and other comprehensive income, change in net assets, and cash flows for each of the years in the three-year period ended December 31, 2023 and the related notes (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of Murano Group as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Going Concern
The accompanying combined financial statements have been prepared assuming that the Companies included in the combined financial statements will continue as a going concern. As discussed in Note 2c to the combined financial statements, at December 31, 2023 total current liabilities exceed the amount of the total current assets on the combined statement of financial position. Based upon the Murano  Group’s current plans, management believes that financial resources to fund the operations of the Companies for the twelve months subsequent to the authorization and issuance of these combined financial statements may be insufficient. As a result of these conditions, substantial doubt exists about the ability of the Companies to continue as a going concern.  Management's plans in regard to these matters are also described in Note 2c. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG Cárdenas Dosal, S.C.
We have served as the Company’s auditor since 2019.

Mexico City, Mexico

April 30, 2024

Murano Group Combined Financial Statements

Combined statements of financial position
As of December 31, 2023 and 2022
(Mexican pesos)

	Notes	December 31,	December 31,
		2023	2022
Assets
Current Assets:
Cash and cash equivalents and restricted cash	5	$146,369,734	$240,754,805
Trade receivables		16,831,611	-
VAT receivable		242,079,862	228,769,530
Other receivables		28,341,695	25,406,466
Due from related parties	6	143,549,146	-
Prepayments		18,792,796	22,900,399
Inventories		1,415,594	1,912,518
Total current assets		597,380,438	519,743,718

Property, construction in process and equipment	7	17,420,027,969	16,882,483,829
Investment property	8	1,100,491,490	1,187,089,926
Prepayments		-	20,200,000
Right of use assets	9	217,037,091	591,039
Financial derivative instruments	13	116,923,727	192,791,990
Guarantee deposits	9, 10	21,480,804	-
Other assets		1	1
Total non-current assets		18,875,961,083	18,283,156,785

Total assets		$19,473,341,521	$18,802,900,503

Liabilities and Net assets
Current Liabilities:
Current installments of long-term debt	10	$2,039,355,678	$3,795,787,027
Trade accounts payable and accumulated expenses		399,163,421	124,585,497
Advance customers		8,263,469	-
Due to related parties	6	133,002,659	68,343,487
Lease liabilities	9	30,006,807	387,617
Income tax payable		12,135,180	18,744,910
Employees’ statutory profit sharing		2,241,724	2,140,642
Contributions for future net assets		3,500,000	59,439,020
Total current liabilities		2,627,668,938	4,069,428,200

Non-current Liabilities:
Long-term debt, excluding current installments	10	4,643,317,136	1,767,387,977
Due to related parties, excluding current portion	6	87,302,929	206,145,860
Lease liabilities, excluding current portion	9	177,954,726	236,572
Employee benefits	11	8,766,021	6,654,318
Other liabilities	3(r)	62,504,424	-
Deferred tax liabilities	12	4,031,599,864	4,353,712,591
Total non-current liabilities		9,011,445,100	6,334,137,319

Total liabilities		11,639,114,038	10,403,565,518

Net Assets
Net parent investment	16	902,611,512	902,611,512
Accumulated deficit		(1,181,044,835)	(1,238,837,756)
Other comprehensive income		8,112,660,806	8,735,561,229
Total Net assets		7,834,227,483	8,399,334,985

Total liabilities and net assets		$19,473,341,521	$18,802,900,503

The accompanying 19 notes are an integral part of these combined financial statements, which were authorized for issue on April 30, 2024.

Murano Group Combined Financial Statements

Combined statements of profit or loss and other
comprehensive income
Years ended December 31, 2023, 2022 and 2021
(Mexican pesos)

	Notes	2023	2022	2021

Revenue	14	$286,651,914	$6,431,022	$1,529,063
Direct and selling, general and administrative expenses:
Employee Benefits		158,777,211	53,944,188	18,978,039
Food & Beverage and service cost		50,548,808	1,167,596	-
Sales commissions		12,047,140	-	-
Management fees operators		6,031,578	-	-
Depreciation and amortization		135,498,890	1,808,833	-
Development contributions to the local area		-	25,862,069	-
Property tax		10,062,451	15,605,504	6,578,460
Fees		81,161,295	67,534,391	42,344,526
Administrative fees		16,148,254	1,784,617	-
Maintenance and conservation		9,676,728	10,218,739	-
Utility expenses		11,806,600	2,386,067	-
Advertising		7,326,696	9,806,261	2,657,102
Donations		7,676,660	1,000,000	-
Insurance		14,820,097	3,891,189	2,599,879
Software		6,744,506	2,226,283	-
Cleaning and laundry		9,197,151	1,622,716	-
Bank commissions		8,317,475	6,700,414	-
Other costs		62,238,994	45,073,847	20,353,208
Total direct and selling, general and administrative expenses		608,080,534	250,632,714	93,511,214

(Loss) gain on revaluation of investment property		(86,598,436)	298,089,926	60,907,125
Interest income		8,845,532	555,638	851,178
Interest expense		(303,746,643)	(86,485,683)	(50,527,066)
Exchange rate income, net		768,699,652	276,747,870	306,286
Valuation of financial derivative instruments	13	(75,868,263)	200,739,870	75,846,728
Other income	15	25,560,552	33,514,903	33,656,776
Other expenses	15	(9,801,077)	(3,874,125)	(28,708,322)
Profit before income taxes		5,662,697	475,086,707	350,554

Income taxes	12	52,130,224	(230,709,407)	(105,858,981)

Net profit (loss) for the period		$57,792,921	$244,377,300	$(105,508,427)

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation of Property, construction in process and equipment net of deferred income tax	12	(622,987,642)	4,206,327,542	167,293,063
Remeasurement of net defined benefit liability net of deferred income tax	12	87,219	(1,788,136)	659,303

Other comprehensive (loss) income for the period		(622,900,423)	4,204,539,406	167,952,366

Total comprehensive (loss) income		$(565,107,502)	$4,448,916,705	$62,443,939

The accompanying 19 notes are an integral part of these combined financial statements, which were authorized for issue on April 30, 2024.

Murano Group Combined Financial Statements

Combined statements of change in net assets
Years ended December 31, 2023, 2022 and 2021
(Mexican pesos)

				Other Comprehensive Income
	Notes	Net Parent Investment	Accumulated Deficit	Revaluation of Property, construction in process and equipment net of deferred income tax	Remeasurement of net defined benefit liability net of deferred income tax	Total
Balances as of January 1, 2021		$1,239,627,326	$(1,377,706,629)	$4,363,490,298	$(420,841)	$4,224,990,154

Reimbursements of net parent investment	16	(45,721,041)	-	-	-	(45,721,041)
Contributions to net parent investment	16	7,050,551	-	-	-	7,050,551
Loss for the period		-	(105,508,427)	-	-	(105,508,427)
Other comprehensive income for the period		-	-	167,293,063	659,303	167,952,366

Balances as of December 31, 2021		1,200,956,836	(1,483,215,056)	4,530,783,361	238,462	4,248,763,603

Reimbursements of net parent investment	16	(298,773,702)	-	-	-	(298,773,702)
Contributions to net parent investment	16	428,378	-	-	-	428,378
Profit for the period		-	244,377,300	-	-	244,377,300
Other comprehensive income (loss) for the period		-	-	4,206,327,542	(1,788,136)	4,204,539,406

Balances as of December 31, 2022		$902,611,512	$(1,238,837,756)	$8,737,110,903	$(1,549,674)	$8,399,334,985

Profit for the period		-	57,792,921	-	-	57,792,921
Other comprehensive income (loss) for the period		-	-	(622,987,642)	87,219	(622,900,423)

Balances as of December 31, 2023		$902,611,512	$(1,181,044,835)	$8,114,123,261	$(1,462,455)	$7,834,227,483

The accompanying 19 notes are an integral part of these combined financial statements, which were authorized for issue on April 30, 2024.

.Murano Group Combined Financial Statements

Combined statements of cash flows
Years ended December 31, 2023, 2022 and 2021
(Mexican pesos)

	Notes	2023	2022	2021
Cash flows from operating activities:
Profit before income taxes		$5,662,697	$475,086,707	$350,554
Adjustments for:
Depreciation of property, construction in process and equipment	7	128,715,199	1,268,241	1,569,991
Depreciation of right of use assets	9	6,783,691	540,642	536,173
Disposals of furniture		6,656,723	-	-
Amortization of costs to obtain loans and commissions	10	8,106,066	3,884,065	3,302,539
Valuation of financial derivative instruments	13	75,868,263	(200,739,870)	(75,846,728)
Loss (gain) on revaluation of investment property	8	86,598,436	(298,089,926)	(60,907,125)
Interest expense	10, 6	300,463,958	86,435,979	50,449,401
Interest expense from lease liabilities	9	3,282,685	49,704	77,665
Interest income		(8,845,532)	(555,638)	(851,178)
Net foreign exchange gain unearned		(756,380,690)	(281,250,941)	82,858,976
		(143,088,504)	(213,371,037)	1,540,268
Changes in:
Increase in receivable VAT		(13,310,332)	(57,046,975)	(42,107,954)
Increase in trade receivable		(16,831,611)	-	-
Increase in other receivables		(2,935,229)	(12,561,563)	(1,180,916)
Decrease in prepayments		24,307,603	2,065,240	(36,089,436)
Increase in related parties, net		-	(20,107,537)	(44,073,072)
Decrease (increase) in inventory		496,924	(1,912,518)	-
(Increase) decrease in other assets		(21,480,806)	73,362	(76,073)
Increase (decrease) in trade payables		275,492,241	25,276,683	(63,035,437)
Increase in other liabilities		62,504,425	-	-
Increase in employee benefits		2,149,082	684,383	1,024,865
Increase in employees’ statutory profit sharing		101,082	1,388,573	18,773
Income taxes paid		(2,198,538)	-	-
Net cash flows from (used in) operating activities		165,206,337	(275,511,389)	(183,978,982)

Cash flows used in investing activities
Interest received		2,081,201	555,638	851,178
Disposal of property, construction in process and equipment	7	157,032,407	85,296,091	8,204,241
Loans granted to related parties	6	(136,784,815)	-	-
Acquisition of property, construction in process and equipment	7	(1,719,930,815)	(1,523,373,463)	(886,774,971)
Net cash flows used in investing activities		(1,697,602,022)	(1,437,521,734)	(877,719,552)

Cash flows from financing activities:
Cash contributions to net parent investment	16	-	428,378	7,050,551
Reimbursements of net parent investment	16	-	(298,773,702)	(45,721,042)
(Withdrawals) contributions for future net assets increase		(55,939,020)	24,121,580	5,806,279
Proceeds from loans	10	2,116,176,076	2,237,181,037	1,108,741,445
Loans received from related parties	6	60,581,457	150,363,750	177,990,700
Loan payments to related parties	6	(96,693,781)	(57,493,961)	(316,177,293)
Loan payments to third parties	10	(272,136,923)	(220,572,529)	(63,126,856)
Costs to obtain loans and commissions	10	(37,075,869)	(19,249,547)	-
Payments of leasing liabilities	9	(19,175,084)	(586,399)	(581,924)
Interest paid		(257,726,242)	(45,065,474)	(38,161,827)
Net cash flows from financing activities		1,438,010,614	1,770,353,133	835,820,033

Net (decrease) increase in cash and cash equivalents and restricted cash		(94,385,071)	57,320,010	(225,878,501)

Cash and cash equivalents and restricted cash at the beginning of the year		240,754,805	183,434,795	409,313,296

Cash and cash equivalents and restricted cash at the end of the year		$146,369,734	$240,754,805	$183,434,795

The accompanying 19 notes are an integral part of these combined financial statements, which were authorized for issue on April 30, 2024.

Murano Group Combined Financial Statements

Notes to Combined Financial Statements
As of December 31, 2023 and 2022
And for the Years Ended December 31, 2023, 2022 and 2021
(Mexican pesos)

1.	Reporting Entity and description of business

a.	Corporate information

On April 30, 2024, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer, David James Galan, Global Chief Financial Officer and Oscar Jazmani Mendoza Escobar, Chief Financial Officer Mexico, authorized the issue of these combined financial statements.

Murano PV, S. A. de C. V., Murano World, S. A. de C. V., Edificaciones BVG, S. A. de C. V., Fideicomiso Murano 6000 CIB/3109, Inmobiliaria Insurgentes 421, S. A. de C.V., Operadora Hotelera GI, S. A. de C. V., Operadora Hotelera Grand Island II, S. A. de C. V., Operadora Hotelera I421, S. A. de C. V., Operadora Hotelera I421 Premium, S. A. de C. V., Fideicomiso Murano 2000 CIB /3001, Fideicomiso Murano 4000 CIB/3288, Fideicomiso Murano 1000 CIB /3000, Servicios Corporativos BVG, S. A. de C.V., and Murano Management, S. A. de C. V. (collectively, the “Group”, “the Company” or the “Companies”) are headquartered at F. C. de Cuernavaca 20, 12th floor, Lomas – Virreyes, Lomas de Chapultepec III Secc., Miguel Hidalgo, 11000 Mexico City. The Group has prepared its financial statements on a combined basis, for further information refer to note 3 (a).

The Group is a Mexican development company with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico. The Company also provides comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, tourism, and medical real estate projects, among others. The Group is primarily involved in developing and managing luxury hotels in urban and beach resort destinations.

As of December 31, 2023, the Andaz and Mondrian Hotels, in Mexico City, are fully operational with a combined capacity of 396 rooms.

The Group is also developing a resort complex in Grand Island, Cancun, Quintana Roo, which will include over  3,000 rooms, a world trade center, a water park, a retail village and a beach club. This project is divided into two phases:

I.
Phase one of the complex when fully operational will have 1,016 rooms, divided into two hotel brands: (i) 400 rooms, to be operated under the “Vivid” brand, an adult-only brand; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly brand. The Vivid hotel with 400 rooms is completed and began operations on April 1, 2024. The Dreams hotel with a further 616 rooms is expected to commence operations in the third quarter of 2024.

II.
Phase two of the GIC Complex in Cancun is planned as an integrated resort split across four different hotel brands all operated by Hyatt (AM Resorts). This second phase is planned to have 2,000 rooms, Murano has not yet begun the process of trying to secure financing for the development of this phase of the Cancun project and a completion date is therefore not possible to estimate at this time.

The Group is also planning to develop an iconic 371 room hotel categorized as 5 star upper-upscale, in Bajamar, Baja California (the “Resort Property in Baja”). The construction of the Resort Property in Baja is currently under preliminary evaluation and Murano has not yet begun the process of securing financing for this project and a completion date is therefore not possible to estimate at this time.

Also in Baja California, the Group is engaged in the development of industrial parks, such as the Baja Park Development Project which will consist of 363,262 sqm of retail area. Construction of the Baja Park Development Project is expected to begin once financing has been secured, a completion date is therefore not possible to estimate at this time.

b.	Significant transactions

i.
In February 2023, the Group signed a lease agreement as lessee for an amount of $350,000,000 with a 48-month term period with Arrendadora Fínamo, S.A. de C.V. (“Fínamo”), this contract was classified as a financial liability due to the sale and lease-back transaction agreement is a failed sale. The agreement includes plots of land in La Punta Baja Mar that were subject to a registered debenture.

The list of the plots of land granted is as follows: (1) Lote 1, Manzana S/M, Sup. 4,117.88 M2; (2) Lote 2, Manzana S/M, Sup. 6,294.08 M2; (3) Lote 3 (VIALIDAD), Manzana S/M, Sup. 4,117.88 M2; (4) Lote 4, Manzana S/M, Sup. 10,015.68 M2; (5) Lote 5, Manzana S/M, Sup. 11,986.53 M2; (6) Lote 6, Manzana S/M, Sup. 2,912.02 M2; (7) Lote 7, Manzana S/M, Sup. 568.51 M2 and (8) Lote 8, Manzana S/M, Sup. 635.25 M2.

ii.
On March 13, 2023, the Group signed a Business Combination Agreement (“BCA”) with HCM Acquisition Corp (“HCM”) to carry out a de-SPAC transaction. On August 2, 2023, the Group signed an amended and restated Business Combination Agreement which contains customary representations and warranties, covenants, closing conditions and other terms relating to the business combination and the replacement of Murano Global B.V., which was intended to be a tax resident of the Netherlands, with Murano Global Investments Limited (“Murano Global”), a tax resident of the United Kingdom.

iii.
In March 2023, the Group acquired a beach club in Cancun for an amount of $171,000,000 (U.S.$9.4 million approximately). The Group signed a secured loan agreement with ALG Servicios Financieros México, S.A. de C.V., SOFOM E.N.R. (“ALG”) for a principal amount of U.S.$20,000,000.00. The first disbursement of U.S.$8,000,000.00, was used to finance the acquisition of the beach club land. In April and July 2023, the Group drew U.S.$5,000,000 and U.S.$7,000,000, respectively, which were used for the construction of the beach club. The loan bears an annual interest of 10% and matures on December 1, 2030. The Group provided this beach club as guarantee for this loan. ALG is incorporated as trustee in the guarantee trust of Fideicomiso Murano 2000.

iv.	In May 2023, the Group restructured the credit line with Bancomext to increase from U.S.$75,000,000 up to U.S.$100,000,000.

v.
On August 24, 2023, Fideicomiso Murano 2000, as borrower, Banco Sabadell, S.A., I.B.M., as administrative and collateral agent, Banco Nacional de Comercio Exterior, S.N.C Institución de Banca de Desarrollo, Caixabank, S.A., SabCapital, S.A. de C.V., S.O.F.O.M., E.R., and Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, as lenders, Operadora Hotelera GI, S.A. de C.V., Operadora Hotelera Grand Island II, S. A. de C. V., and Murano World, S.A. de C.V., as joint and several obligors, and with the appearance of Murano PV, S.A. de C.V., Murano AT GV, S.A. de C.V. and Elías Sacal Cababie executed an amendment to the syndicated secured mortgage loan agreement and its subsequent amendments for purposes of restructuring such loan.

The restructuring consists of an increase of the current syndicated credit facility by U.S. $45,000,000, with a variable interest rate based on the quarterly SOFR rate with a fixed spread of 4.0116%. The credit extension was documented through two tranches of debt: Tranche B for U.S.$35,000,000 which will be used to finalize the construction of phase I of the GIC Complex and Tranche C for U.S.$10,000,000 which will be used to cover additional project costs and capital requirements for the development of the GIC Complex. The loan maturity date is February 5, 2033. The agreement is subject to the Mexican laws and jurisdiction of the courts of Mexico City. The loan agreement includes as new guarantees the plot of land number 2 and the beach club – Playa Delfines of the Cancun complex.

vi.
The Exitus and Sofoplus loans in Mexican pesos described in note 6, came to an end through the early payment made by the Group, aiming to release the collateral associated with these financing arrangements. The amount paid to Sofoplus was $57,593,160 on August 22, 2023 and the amount paid to Exitus was $75,130,254 on September 14, 2023 regarding the loan credit agreements, for a principal amount of $200,000,000. This early payment allows the Group to set free the plot of land number 2 of the Cancun Complex and give it as a guarantee in the restructuring of the syndicated loan described in note 1.b.v and note 10.

2.	Basis of preparation

These combined financial statements have been prepared for purposes of including them in a filing with the U.S. Securities and Exchange Commission. During 2024, the Group conducted a capital restructuring that resulted in Murano Global becoming the ultimate parent company of the Group and Murano PV, S. A. de C. V. as an intermediate holding company of the Group of the companies included in these combined financial statements and a subsidiary of Murano Global.

a.	Statement of compliance

The Group has prepared these combined financial statements in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), in effect as of December 31, 2023.

b.	Basis of measurement

The combined financial statements have been prepared on the historical cost basis, except for derivative financial instruments, net defined benefit liability and certain items of property, construction in process and equipment such as land, buildings and construction in process, which are measured at fair value at the end of each reporting period.

c.	Going concern basis

These combined financial statements have been prepared assuming the companies included will continue as a going concern. However, management has identified material uncertainties that may cast significant doubt on the ability of certain companies included in these Combined Financial Statements to continue as a going concern. As a result, certain of these companies may be unable to realize their assets and discharge their liabilities in the normal course of business.

The combined operations of the Group are that of an early-stage and emerging growth company. Fideicomiso Murano 2000, Inmobiliaria Insurgentes 421 and Murano World (collectively the “Debt Holder Entities”) have incurred significant debt primarily to fund operating expenses and finance the construction projects mentioned in note 1 (a). In addition, a covenant related to the debt held by Fideicomiso Murano 2000, which was in compliance as of December 31, 2023, was breached subsequent to year end. On March 19, 2024, a temporary waiver for this covenant breach was obtained until May 1, 2024. The Debt Holder Entities represent 83.8% of the Group’s total combined assets.

In addition, as of December 31, 2023, the companies comprising the remaining 16.2% of the total combined assets of the Group have incurred recurring losses and negative operating cash flows since their inception. As of December 31, 2023, total current liabilities exceed the amount of the total current assets on the combined statement of financial position. Based upon the Group’s current plans, management believes that financial resources to fund the operations of those entities as well as the Debt Holder Entities above for the twelve months subsequent to the authorization and issuance of these combined financial statements may be insufficient.

As a result of these conditions, substantial doubt exists about the ability of those entities as well as the Debt Holder Entities above to continue as a going concern following twelve months after the financial statements are authorized to be issued.

Management continues evaluating strategies to obtain the required additional funding necessary for future operations, to comply with all covenants as required by the loan agreements, and to be able to discharge the outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options available to the Group such as new or restructured loan agreements and the possible financial support of the major shareholder of the Group. However, the Group may be unable to access further equity or debt financing when needed. As such, there can be no assurance that the Group will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

As part of its strategy and funding plans, in January 2024, the Group signed a loan agreement with Fínamo for $350,000,000 with an annual interest rate of 17%, the funds were received on the same date. The Group also signed a loan agreement with Fínamo for U.S. $26,000,000 with an annual interest rate of 15%, the funds were received on January 18, 2024; part of this second loan was used to repay the first $350,000,000.

On February 1, 2024, the Group received U.S.$6,000,000 related to the tranche C of the Syndicated loan On March 27, 2024, Murano World, S. A. de C. V. increased its credit line with Santander from U.S.$1,500,000 to U.S.$2,000,000. Finally, on April 9, 2024, Murano PV, S. A. de C. V. signed a loan agreement with Fínamo for $100,000,000 with maturity in 6 months and a fixed annual interest rate of 22%.

These combined financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the entities comprising the Group was not appropriate.

d.	Functional and presentation currency

These combined financial statements are presented in Mexican pesos. All amounts have been rounded, unless otherwise indicated.

Management has exercised judgment in selecting the functional currency of each of the entities included in these combined financial statements based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines interest income, interest expense and other expenses. Based on this evaluation, management has determined that the functional currency of each of the entities included in these combined financial statements is the Mexican peso.

For purposes of disclosure in the notes to the combined financial statements, “pesos” or “$”, means Mexican pesos and “dollars” or “U.S.$” means United States of America dollars.

e.	Segments

Operations are managed and the financial performance is evaluated on a company-wide basis. Accordingly, all of the Group’s hotels, construction and service operations are considered by management to be aggregated in one reportable operating segment; therefore, no separate segment disclosures are presented.

f.	Use of judgments and estimates

In preparing these combined financial statements, management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

A.	Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the combined financial statements is included in the following notes:

Note 3(g) - Construction in process, land and buildings: Subsequent measurement of construction in process is at fair value based on periodic, at least annually, valuations performed by external independent appraisers.

B.	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties as of December 31, 2023, that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes:

Note 7 - determining the fair value of construction in process, land and building on the basis of significant unobservable inputs;
Note 8 - determining the fair value of the investment property on the basis of significant unobservable inputs;
Note 11 - measurement of defined benefit obligations: key actuarial assumptions;
Note 12 - recognition of deferred tax assets: availability of the future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized;
Note 13 - determining the fair value of financial derivative instruments; and
Note 17 - recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources.

C.	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group reviews the significant observable inputs and valuation adjustments.

If third-party information, such as broker quotes or pricing services, is used to measure fair values, the Group evaluates the evidence obtained from third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses observable market data whenever possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in the following notes:

-	Note 7 - Property, construction in process and equipment.
-	Note 8 - Investment Property.
-	Note 13 - Financial instruments - Fair value and risk management.
3.	Material accounting policies

The Group has consistently applied the following material accounting policies to all the periods presented in these combined financial statements.

a.	Basis of combination

The Group is directly or indirectly controlled by Elias Sacal Cababie, therefore the Group has been combined under the common control approach. The combination includes the following entities: Murano PV, S. A. de C. V., Murano World, S. A. de C. V., Edificaciones BVG, S. A. de C. V., Fideicomiso Murano 6000 CIB/3109, Inmobiliaria Insurgentes 421, S. A. de C.V., Operadora Hotelera GI, S. A. de C. V., Operadora Hotelera Grand Island II, S. A. de C. V., Operadora Hotelera I421, S. A. de C. V., Operadora Hotelera I421 Premium, S. A. de C. V., Fideicomiso Murano 2000 CIB /3001, Fideicomiso Murano 4000 CIB/3288, Fideicomiso Murano 1000 CIB /3000, Servicios Corporativos BVG, S. A. de C.V., and Murano Management, S. A. de C. V.

Transactions, balances and unrealized gains or losses on transactions arising from intragroup transactions are eliminated on the combination following the guidance defined by IFRS 10. Also, the Group is jointly managed by the same Board of Directors, share the same financial reporting system and accounting financial policies under IFRS, and develop and manage the same operating industry.

b.	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of Group companies at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on the historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance costs.

However, foreign currency differences arising from the translation of the following items are recognized in OCI:

•	An investment in equity securities designated as at FVOCI (except on impairment, in which case foreign currency differences that have been recognized in OCI are reclassified to profit or loss);
•	A financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective (see (P)(v)); and
•	Qualifying cash flow hedges to the extent that the hedges are effective.

c.	Revenue from contracts with customers

The Company acts as a principal in the activities from which it generates its revenue. Our revenues are primarily derived from the products and services provided to our customers in our owned hotels and are generally recognized when control of the product or service has transferred to the customer. A summary of our sources of revenue is as follows:

•	Room rentals.
•	Food and beverage.
•	Private events.
•	Spa services.
•	Other services.

We provide room rentals and other services to our guests, including, but not limited to, food and beverage, spa, laundry, and parking. These products and services each represent individual performance obligations, and in exchange for these services, we receive fixed amounts-based on published rates or negotiated contracts. Payment is due in full at the time the services are rendered or the goods are provided.

Room rental revenues are recognized over time on a daily basis as the guest occupies the room, and revenues related to the other products and services are recognized at a point in time when the product or service is provided to the guest.

As of December 31, 2023, the Company did not capitalize costs to obtain contracts with customers because there are no long-term contracts with the customers, due to the operations of the hotel, the incremental costs are recognized in profit or loss as incurred. If long-term contracts were obtained, the Company will capitalize the cost of those contracts.

d.	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash of the Company are represented primarily by cash (cash on hand and demand deposits), restricted cash and cash equivalents. Cash equivalents are short-term highly liquid investments with maturities no longer than 90 days, which are subject to an insignificant risk of changes in value. Cash is stated at nominal value and cash equivalents are measured at fair value. For further information, please refer to note 5.

e.	Financial instruments

(i)	Recognition and initial measurement

Trade receivables and debt securities are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at Fair Value Through Profit or Loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(ii)	Classification and subsequent measurement

Financial assets -

On initial recognition, a financial asset is classified as measured at amortized cost or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

-	It is held within a business model whose objective is to hold assets to collect contractual cash flows; and

-	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at Fair Value Through Other Comprehensive Income (“FVOCI”) if it meets both of the following conditions and is not designated as at FVTPL:

-	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

-	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in Other Comprehensive Income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets - Business model assessment:

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to investors.  The information considered includes.

-
The stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

-	How the performance of the portfolio is evaluated and reported to the Group’s management;

-	The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

-	How managers of the business are compensated - e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flow collected; and

-	The frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Financial assets - Assessment whether contractual cash flows are solely payments of principal and interest.

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

In making this assessment, the Group considers:

-	Contingent events that would change the amount or timing of cash flows;
-	Terms that may adjust the contractual coupon rate, including variable-rate features;
-	Prepayment and extension features; and
-	Terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual per amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets - Subsequent measurement and gains and losses:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost
These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gain or losses and impairment are capitalized. Any gain or loss on derecognition is recognized in profit or loss.

Financial liabilities - Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

(iii)	Derecognition

Financial assets

The Group derecognizes a financial asset when:

-	The contractual rights to the cash flows from the financial asset expire; or
-	It transfers the rights to receive the contractual cash flows in a transaction in which either:

i.	Substantially all the risks and rewards of ownership of the financial asset are transferred; or
ii.	The Group neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its combined statement of financial position but retains either all or substantially all of the risk and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged or canceled or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	The change is necessary as a direct consequence of the reform; and
•	The new basis for determining the contractual cash flows is economically equivalent to the previous basis - i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.

(iv)	Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the combined statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(v)	Derivative financial instruments

The Group holds derivative financial instruments with the intention to hedge interest rate risk exposures.

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(vi)	Impairment

i.	Non-derivative financial assets

Financial instruments

The Group recognizes loss allowances for Expected Credit Losses (“ECLs”) on:

-	Financial assets measured at amortized cost.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following which are measured at twelve-month ECLs:

-	Debt securities that are determined to have low credit risk at the reporting date; and

-
Other debt securities and bank balances for credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has nothing creased significantly since initial recognition.

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment,  that includes forward-looking information.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Group considers a financial asset to be in default when:

-	The debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or

-	The financial asset is more than 90 days past due.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Presentation of allowance for ECL in the combined statement of financial position

Allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

As of December 31, 2023, the Group did not recognize ECL since it has determined that the ECL related to its trade receivables would not be material in the context of these financial statements taken as a whole. As of December 31, 2022, the Group did not recognize ECL due to it did not have financial instruments subject to impairment.

ii.	Non-financial assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than investment property and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized if the carrying amount of an asset exceeds its recoverable amount.

Impairment losses are recognized in profit or loss.

For assets, other than goodwill, is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

f.	Prepayments

Prepaid expenses are initially recognized as assets as of the date the payment is made, provided that it is probable that the future economic benefits associated with the asset will flow to the Group. At the time the goods or services are received, prepaid expenses are either capitalized or recognized in profit or loss as an expense, depending on whether there is certainty that the acquired goods or services will generate future economic benefits. The Group periodically evaluates its prepaid expenses to determine the likelihood that they will cease to generate future economic benefits and to assess their recoverability. The Company classifies its prepayments as current or non-current assets, depending on the period when the Company expects to exercise them. Unrecoverable prepaid expenses are recognized as impairment losses in profit or loss.

g.	Property, construction in process and equipment

The Company’s Property, construction in process and equipment includes the following: land, buildings, construction in process, computer equipment, transportation equipment, furniture, and other equipment.

i.	Recognition and measurement

Items of property, construction in process and equipment are initially measured at cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses.

Subsequent measurement of land, buildings and construction in process is at fair value based on periodic, at least annual, valuations performed by external independent appraisers, less subsequent depreciation for buildings; land is not depreciated. The carrying amount of the revaluated assets is adjusted to the revalued amount. If the carrying amount increases as a result of the revaluation, the increase is recognized in other comprehensive income and accumulated as a revaluation surplus, except if it reverses a revaluation decrease of the same assets previously recognized in profit or loss. If the carrying amount is decreased as a result of the revaluation, the decrease is recognized in profit or loss, or against the revaluation surplus in comprehensive income to the extent of any existing balance in respect to the same asset.

All other property and equipment are recognized at historical cost less depreciation.

If significant parts of an item of property, construction in process and equipment have different useful lives, then they are accounted for as separated items (major components) or property, construction in process and equipment.

Any gain or loss on disposal of an item of property, construction in process and equipment is recognized in profit or loss.

ii.	Subsequent expenditure

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group.

iii.	Depreciation

Depreciation is calculated to write off the cost of property, construction in process and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss. As of December 31, 2022 items recognized at fair value were not subject to depreciation until the construction in process is complete.

During 2023, several assets recognized as construction in process were capitalized as property, building and hotel furniture due to the assets reached the necessary conditions to operate as Management intended.

Management Group estimates the following useful life for the major assets.

Years

Buildings	40 years
Elevators	10 years
Furniture, fixtures, and equipment (“FF&E”)	5 years
Operating, supplies and equipment (“OS&E”)	2 years
Computer equipment	3-4 years
Transportation Equipment	4 years
Furniture	10 years
Equipment and other assets	10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

iv.	Reclassification to investment property

When the use of a property changes from owner-occupied to investment property, the property is remeasured to fair value and reclassified accordingly. Any gain arising on this remeasurement is recognized in profit or loss to the extent that it reverses a previous impairment loss on the specific property, with any gain recognized in OCI and presented in the revaluation reserve. Any loss is recognized in profit or loss. However, to the extent that an amount is included in the revaluation surplus for that property, the loss is recognized in OCI and reduces the revaluation surplus within equity.

h.	Investment property

Investment property is initially measured at cost and subsequently at fair value with any change therein recognized in profit and loss.

Any gain or loss on disposal of the investment property (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is recognized in profit or loss.  When investment property that was previously classified as property, construction in process and equipment is sold, any related amount included in the revaluation reserve is transferred to retained earnings.

As of December 31, 2023 and 2022, the Company has a plot of land located in, Baja California, Mexico, that qualifies as an investment property in accordance with the requirements established by IAS 40, since the Company foresees to use this land for the creation of an industrial park, where the Company will act as a lessor and it will obtain income from rentals.

i.	Employee benefits

i.	Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

ii.	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefits that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii.	Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the  offer of those benefits and when the Group recognizes costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted.

iv.	Defined employee benefit

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances, which is recognized as a defined benefit plan. The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of the defined benefit obligation is performed annually by a qualified actuary using the projected unit credit method.  When the calculation results in a potential asset for the Group, the recognized asset is limited to the present value of the economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of the economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, return on plan assets (excluding interest), and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset), taking into account any change in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments.

Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or curtailment gain or loss is recognized immediately in profit or loss.  The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

j.	Borrowing costs

 Borrowing costs directly attributable to the acquisition, construction, or production of qualifying assets, which are assets that necessarily take a substantial period of   time to get ready for their intended use or sale, are added to the cost of those assets, until the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

k.	Income tax

 Income tax expense comprises current and deferred tax and it is recognized in profit or loss. As mentioned in Note 1(a) the Group participates in certain trusts as a Trustor, these trusts are not subject to income taxes.

Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivables is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Temporary differences in relation to a right-of-use asset and a lease liability for a specific lease are regarded as a net package (the lease) for the purpose of recognizing deferred tax.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. For this purpose, the carrying amount of investment property measured at fair value is presumed to be recovered through sale.

Deferred tax assets and liabilities are offset only if certain criteria are met.

l.	Finance income and finance cost

The Group’s finance income and finance cost include:

-	Interest income,
-	Interest expense,
-	The net gain or loss on financial assets at FVTPL,
-	The foreign currency gain or loss on financial assets and financial liabilities,

Interest income or expense is recognized using the ‘effective interest rate’ method.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•	The gross carrying amount of the financial asset; or
•	The amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the assets (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

m.	Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee

At the commencement or on modification of a contract that contains a lease component, the Group allocates the contract consideration to each lease component on the basis of its relative stand-alone prices. However, for leases of property the Group has elected not to separate the non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability on the lease commencement date.  The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made on or before the commencement date, plus any initial direct costs incurred and an estimate of the costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end date of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of right-of-use asset reflects that the Group will exercise a purchase option.  In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as property and equipment.  In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate.  Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and the type of asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments; including in-substance fixed payment:
•	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•	Amounts expected to be payable under a residual value guarantee, and
•
The exercise price under purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at reinforced cost using the effective interest method and data measured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use assets, or is recorded in profit or loss in the carrying amount of the right-of-use asset has been reduced to zero.

Short-term leases and leases of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

n.	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated.  When a reasonable estimation cannot be made, disclosure is provided in the notes to the combined financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

o.	Provisions

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost.

p.	Contributions for future net assets

Contributions for future net assets are contributions granted by the shareholders of the Group that will become part of the net parent investment on a certain date or when certain conditions are met, these contributions are recognized at the transaction price as a liability since there is no present value interest component to recognize.

q.	Fair value measurement

‘Fair value’ is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market in which the Group has access at that date.  The fair value of a liability reflects its non-performance risk.

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities (see Note 13).

When one is available, the Group measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is considered ‘active’ if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Group uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

If an asset or a liability measured at fair value has a bid price and an ask price, then the Group measures assets and long positions at a bid price and liabilities and short positions at an ask price.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price, i.e., the fair value of the consideration given or received.

If the Group determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price.

Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument, but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.

r.	Other liabilities

Other liabilities mainly constitutes contributions granted by Hyatt and Accor under the concept of ‘key money’ per the Hotel Services Agreement and the Hotel Management Agreement, respectively. The ‘key money’ was granted as an inducement to the Group to enter such agreements. The Group recognizes these contributions in other liabilities against cash, and the Group subsequently amortizes the total amount on a monthly, straight-line basis from the first month the ‘key money’ is received and continuing during the term of the agreement. If the agreements are canceled or terminated before the agreed term, the Group shall repay to the operators the remaining unamortized amount.

s.	Combined Statements of cash flows

The combined statement of cash flows detail the cash inflows and outflows that occurred during the period. In addition, the combined statement of cash flows starts with the profit before income taxes and other comprehensive income, presenting first cash flows from operating activities, then investment activities and finally, financing activities.

The combined statement of cash flows for the years ended December 31, 2023 and 2022 were prepared using the indirect method.

4.	New standards or amendments issued

In the current year, the Group has applied a number of amendments to IFRS Accounting Standards issued by the IASB that are mandatorily effective for an accounting period that begins on or after January 1, 2023. Their adoption has not had any material impact on the disclosures or the amounts reported in these financial statements.

a.	IFRS 17 Insurance Contracts (including June 2020 and December 2021 Amendments to IFRS 17)

The Group does not have any contracts that meet the definition of an insurance contract under IFRS 17.

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4 Insurance Contracts.

IFRS 17 outlines a general model, which is modified for insurance contracts with direct participation features, described as the variable fee approach. The general model is simplified if certain criteria are met by measuring the liability for remaining coverage using the premium allocation approach. The general model uses current assumptions to estimate the amount, timing and uncertainty of future cash flows and it explicitly measures the cost of that uncertainty. It takes into account market interest rates and the impact of policyholders’ options and guarantees.

b.	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements — Disclosure of Accounting Policies

The Group has adopted the amendments to IAS 1 for the first time in the current year. The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

The IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

Management reviewed the accounting policies disclosed and determined that the amendment did not impact the accounting policy information disclosed in Note 3.

c.	Amendments to IAS 12 Income taxes – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The Group has adopted the amendments to IAS 12 for the first time in the current year. The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting profit nor taxable profit.

Following the amendments to IAS 12, an entity is required to recognize the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

As of December 31, 2023, there was no material impact on the amounts or disclosures reported in these financial statements due to the adoption of this amendment.

d.	Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors —Definition of Accounting Estimates

The Group has adopted the amendments to IAS 8 for the first time in the current year. The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates.

Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted.

As of December 31, 2023, there was no material impact on the amounts or disclosures reported in these financial statements due to the adoption of this amendment.

e.	New and revised IFRS Accounting Standards in issue but not yet effective

At the date of authorization of these financial statements, the group has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective.

•	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)
•	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
•	Non-Current Liabilities with Covenants (Amendments to IAS 1)
•	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
•	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

The Group is in the process of assessing the potential impact of the amendments on the classification of these liabilities and the related disclosures.

5.	Cash and cash equivalents and restricted cash

As of December 31, 2023, and 2022, cash and cash equivalents and restricted cash is as follows:

	As of December 31,
	2023	2022

Cash	$993,681	$434,443
Bank deposits (1) (2) (3)	145,376,053	240,320,362

Total cash and cash equivalents and restricted cash	$146,369,734	$240,754,805

(1)
Murano World - In accordance with the long-term debt held with Bancomext, Sabadell, Caixabank and NAFIN Fideicomiso Murano 2000 (a subsidiary of Murano World) must maintain an interest reserve fund equivalent to a minimum of one quarterly interest payment. While the amount can be withdrawn to pay such interest without any penalty, Fideicomiso Murano 2000 is obligated to replace such interest reserve fund to set a minimum amount. As of December 31, 2023 and 2022, the correspondent amount in the reserve fund was $12,842,404 and $138,618, respectively.

(2)
Inmobiliaria Insurgentes 421 - In accordance with the long-term debt with Bancomext, the entity must maintain a debt service reserve fund equivalent to the next amortization of capital payment plus interests, according to the amortization schedule, and an additional fund for an amont equivalent to the principal debt service reserve fund. While the amount can be withdrawn to cover the payments without any penalty, Inmobiliaria Insurgentes 421 is obligated to replace such reserve funds 15 days after the balance is drew. As of December 31, 2023 and 2022, the principal reserve fund amounted to $52,272,015 and $24,916,838, respectively. The additional debt service reserve fund was not fully funded as of December 31, 2023, for further information see note 10.

(3)
As of December 31, 2022 the Company held $38,722,806 in a short-term investment in CMB Monaco. The transaction was carried out through a treasury management services agreement with ESC S.C.P., a related party. As of December 31, 2023, there was no investment amount in this account.

6.	Related-party transactions and balances

Transactions with key management personnel

i.	Key management personnel compensation

Compensation of the Group’s key management personnel includes only short-term employee benefits in the amount of $13,185,131, $17,384,930 and $7,945,915 during 2023, 2022 and 2021, respectively.

ii.	Outstanding balances with related parties as of December 31, 2023 and 2022 are shown as follows:

	As of December 31,
	2023	2022
Receivable
Affiliate:
Elías Sacal Cababie(1)	$104,029,840	$-
E.S. Agrupación, S. A. de C. V. (2)	35,582,383	-
Marcos Sacal Cohen (3)	540,031	-
Edgar Armando Padilla Pérez (4)	1,700,466	-
Rubén Álvarez Laris (5)	1,696,426	-
Total related parties receivable	143,549,146	-

Payable:
Affiliate:
Impulsora Turística de Vallarta, S. A. de C. V. (6)	39,121,151	58,078,077
Sofoplus S.A.P.I de C. V., SOFOM ER (7)	-	71,179,852
Sofoplus S.A.P.I de C. V., SOFOM ER (8)	171,153,445	145,231,418
BVG Infraestructura, S. A. de C. V. (9)	10,030,992	-
Total related parties payable	220,305,588	274,489,347

Current portion	133,002,659	68,343,487

Long term portion	$87,302,929	$206,145,860

(1)	This balance is composed of several loan agreements as follows:

(a)	On April 14, 2023, Murano P.V. granted a short-term loan of $2,000,000 with a maturity of a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%;
(b)	On April 14, 2023, Murano P.V. granted a short-term loan of U.S.$438,611 with a maturity of a year and accrues interest at a rate of 3M SOFR plus a spread of 3%;
(c)	On February 9, 2023, Murano World granted a short-term loan of $7,900,000 with a maturity of a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%;
(d)	On February 10, 2023, Murano World granted a short-term loan of U.S.$2,865,000 with a maturity of a year and accrues interest at a rate of 3M SOFR plus a spread of 3%;
(e)	On September 26, 2023, Murano World granted a short-term loan of U.S.$3,200,000 with a maturity of a year and accrues interest at a rate of 3M SOFR plus a spread of 3%.

(2)	This balance is composed of several loan agreements as follows:

(a)	On May 5, 2023, Murano P.V. granted a short-term loan of $30,000 with a maturity of a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%;
(b)	On April 14, 2023, Murano P.V. granted a short-term loan of U.S.$359,368 with a maturity of a year and accrues interest at a rate of 3M SOFR plus a spread of 3%;
(c)	On February 10, 2023, Murano World granted a short-term loan of $9,620,660 with a maturity of a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%;
(d)	On March 31, 2023, Murano World granted a short-term loan of U.S.$453,000 with a maturity of a year and accrues interest at a rate of 3M SOFR plus a spread of 3%;
(e)	On November 9, 2023, Murano World granted a short-term loan of $10,000,000 with a maturity of a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%.

(3)	Short-term loan agreement for $492,000 dated on May 5, 2023 with a maturity of a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%.

(4)
This balance is composed of a couple of loan agreements as follows: On May 5, 2023 Murano Management, S. A. de C. V. granted a short-term loan of $1,546,669 (Mexican pesos) with a maturity of a year and accrues interest at a rate of TIIE 28 days plus a spread of 3% and on May 5, 2023 Murano Management, S. A. de C. V. granted a short-term loan of $4,400 (Mexican pesos) with a maturity of a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%.

(5)	Short-term loan agreement granted by Murano Management, S. A. de C. V. for $1,547,609 dated on May 5, 2023 with a maturity of a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%.

(6)	Loan agreement signed on May 2, 2021 with a 36-month termination period. The amount of the loan is $97,500,000 and it causes interest at the annual rate of 17.75%.

(7)
Syndicated secured mortgage loan for up to $200,000,000 which matures in 2024 and causes interest at the annual rate of 16.75% for which the major shareholders are joint obligors. On September 14, 2023 the outstanding balance of this loan was paid to the lender.

(8)	Syndicated secured mortgage loan for up to U.S.$30,000,000 which matures in 2025 and causes interest at the annual rate of 15.00% for which the major shareholders are joint obligors.

(9)	On March 1, 2023, Inmobiliaria Insurgentes granted a short-term loan of U.S.$2,865,000 with a maturity of a year and accrues interest at a rate of 3M SOFR plus a spread of 3%.

Reconciliation of movements of liabilities to cash flows arising from financing activities

Long-term debt

Balances as of January 1, 2023	$274,489,347
Payments	(96,693,781)
Interest paid	(37,140,328)
Proceeds from loans	60,581,457
Accrued interest	39,901,733
Total changes from financing cash flows	241,138,428

Effect on changes in foreign exchange rates	(20,832,840)

Balances as of December 31, 2023	$220,305,588

Long-term debt

Balances as of January 1, 2022	$188,122,066
Payments	(72,493,961)
Interest paid	(43,078,341)
Proceeds from loans	165,363,750
Accrued interest	41,738,642
Total changes from financing cash flows	279,652,156

Effect on changes in foreign exchange rates	(5,162,809)

Balances as of December 31, 2022	$274,489,347

7.	Property, construction in process and equipment

Reconciliation of carrying amount

		Construction in			Computer	Transportation		Equipment and
	Land	process	Buildings	Elevators	equipment	Equipment	Furniture(1)	other assets	Total
Cost:
Balances as of January 1, 2021	$6,373,462,349	$1,943,448,204	-	-	$5,515,500	$2,310,075	$4,687,834	$3,164,149	$8,332,588,111

Additions	39,800,079	844,891,106	-	-	1,289,113	628,276	156,665	9,732	886,774,971
Disposals	(7,908,895)	-	-	-	-	(295,346)	-	-	(8,204,241)
Revaluation	228,322,633	10,667,457	-	-	-	-	-	-	238,990,090

Balances as of December 31, 2021	6,633,676,166	2,799,006,767	-	-	6,804,613	2,643,005	4,844,499	3,173,881	9,450,148,931

Additions	-	1,521,986,623	-	-	304,710	231,683	850,447	-	1,523,373,463
Disposals	(85,296,091)	-	-	-	-	-	-	-	(85,296,091)
Revaluation	1,246,037,181	4,763,002,165	-	-	-	-	-	-	6,009,039,346

Balances as of December 31, 2022	$7,794,417,256	$9,083,995,555	$-	$-	$7,109,323	$2,874,688	$5,694,946	$3,173,881	$16,897,265,649

Additions	173,992,200	1,388,105,617	-	-	627,269	-	157,205,729	-	1,719,930,815
Disposals	-	-	-	-	-	-	(163,689,130)	-	(163,689,130)
Capitalization of FF&E and OS&E, buildings and elevators	-	(1,525,827,023)	1,348,289,068	10,964,935	-	-	166,573,020	-	-
Revaluation	(21,598,770)	(2,437,323,707)	1,568,940,131			-	-	-	(889,982,346)
Balances as of December 31, 2023	$7,946,810,686	$6,508,950,442	$2,917,229,199	$10,964,935	$7,736,592	$2,874,688	$165,784,565	$3,173,881	$17,563,524,988

		Construction in			Computer	Transportation		Equipment and
	Land	process	Buildings	Elevators	equipment	Equipment	Furniture(1)	other assets	Total
Accumulated depreciation:
Balances as of January 1, 2021	$-	$-	$-	$-	$(4,435,872)	$(1,838,991)	$(3,806,348)	$(1,871,164)	$(11,952,375)

Depreciation	-	-	-	-	(644,870)	(643,856)	(122,157)	(159,108)	(1,569,991)
Disposals	-	-	-	-	-	8,787	-	-	8,787

Balances as of December 31, 2021	-	-	-	-	(5,080,742)	(2,474,060)	(3,928,505)	(2,030,272)	(13,513,579)

Depreciation	-	-	-	-	(811,269)	(152,541)	(151,450)	(152,981)	(1,268,241)

Balances as of December 31, 2022	$-	$-	$-	$-	$(5,892,011)	$(2,626,601)	$(4,079,955)	$(2,183,253)	$(14,781,820)

Depreciation	-	-	(71,580,551)	(1,096,493)	(779,108)	(77,491)	(55,029,094)	(152,462)	(128,715,199)

Balances as of December 31, 2023	-	-	(71,580,551)	(1,096,493)	(6,671,119)	(2,704,092)	(59,109,049)	(2,335,715)	(143,497,019)

Carrying amounts as of:
December 31, 2021	$6,633,676,166	$2,799,006,767	$-	$-	$1,723,871	$168,945	$915,994	$1,143,609	$9,436,635,352

December 31, 2022	$7,794,417,256	$9,083,995,555	$-	$-	$1,217,312	$248,087	$1,614,991	$990,628	$16,882,483,829

December 31, 2023	$7,946,810,686	$6,508,950,442	$2,845,648,648	$9,868,442	$1,065,473	$170,596	$106,675,516	$838,166	$17,420,027,969

(1)	Includes FF&E and OS&E assets.

Construction in process

GIC I is a hotel project in Cancun with 1,016 rooms, with construction nearing completion and operations commencing through 2024, The total amount expected to be invested in the construction is $3,200,000,000, excluding financial cost and cost of land. As of December 31, 2023, and 2022, amounts incurred in the construction in process during the calendar year are $1,106,639,896 and $1,194,557,969, respectively.

GIC II is a plot of land located in Cancun, Quintana Roo, the Group will develop a hotel facility project up to 2,000 rooms.

Insurgentes Hotel is a hotel facility project comprised of two individual hotels with a combined capacity of 396 rooms, located in Mexico City. This hotel commenced operations in the first quarter of 2023. As of December 31, 2023, and 2022, the incurred amounts in the construction are $79,064,992 and $293,725,328, respectively.

Capitalization of borrowing cost included in the incurred cost of the construction of the above hotel facilities for the years ended December 31, 2023 and 2022 of $275,133,471 and $247,025,739, respectively, were calculated using a capitalization rate of 100% since all the loans held by the Group are specific and directable attributable to the construction in process.

Non-cash and cash transactions in Property, construction in process and equipment

	As of December 31,
	2023	2022	2021

Balances as of January 1	$16,897,265,649	$9,450,148,931	$8,332,588,111
Non-cash transactions:
Revaluation of land and construction in process	(889,982,346)	6,009,039,346	238,990,090
Effect on movement in exchange rates on cash held	-	1,451,180	(571,766)
Total non-cash transactions	(889,982,346)	6,010,490,526	238,418,324

Cash transactions:
Construction in process and equipment	1,281,108,214	1,189,600,453	666,056,209
Accrued capitalized borrowing costs	275,133,471	247,025,739	213,086,287
Total cash transactions	1,556,241,685	1,436,626,192	879,142,496

Balances as of December 31	$17,563,524,988	$16,897,265,649	$9,450,148,931

Measurement of fair value

Land and construction in process

Fair value hierarchy

The Group engages third-party qualified appraisers to perform the valuation of the land and construction in process annually. The technical committee works closely with qualified external appraisers to establish the appropriate valuation techniques and inputs to the model.

The fair value measurement for the land and construction in process has been categorized as a Level 3 fair value based on the inputs to the valuation technique used. Changes in fair value are recognized in Other Comprehensive Income (OCI).

Valuation technique and significant unobservable inputs

The following table shows the valuation technique used in measuring the fair value of the land and construction in process, as well as the significant unobservable inputs used.

The revaluation (loss) surplus for the years ended December 31, 2023, 2022 and 2021 were $(889,982,346) $6,009,039,346 and $238,990,090, respectively.

Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement

Land

Group directors use the market-based approach to determine the value of the land as described in the valuation reports prepared by the appraisers.

In estimating the fair value of the subject assets, the appraiser performed the following:

•    Researched market data to obtain information pertaining to sales and listings (comps) that are similar to the Subject Asset.
•    Selected relevant units of comparison (e.g., price per square meter), and developed a comparative analysis for each.
•   Compared the comps to the Subject Asset using elements of comparison that may include, but are not limited to, market conditions, location, and physical characteristics; and adjusted the comps as appropriate.
•    Reconciled the multiple value indications that resulted from the adjustment of the comps into a single value indication.
•    The selected price per square meter is consistent with market prices rates paid by market participants and/or current asking market prices rates for comparable properties.

The appraiser compared the comps to the Subject Assets using comparison elements that include market conditions, location, and physical characteristics.

•          Location (0.80 - 1).
•          Size (1.08 - 1.20).
•          Market conditions (0.8 - 1).
The estimated fair value would increase if the adjustments applied were higher.

Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement

Construction in process

Group directors use the cost approach to determine the value of construction in process as described in the valuation reports prepared by the appraisers.
In estimating the fair value of building and site improvements, the appraiser performed the following:

•       Estimated replacement cost of the building and site          improvements, as though new, considering items such as indirect costs.
•        Estimated and applied deductions related to accrued            depreciation, resulting from physical deterioration, and work in progress.
	The appraiser used an adjustment factor regarding the status of the construction in process. Work in progress adjustment (0.6 - 0.98).	The estimated fair value would increase if the adjustments applied were higher.

Carrying amount

If the Group’s land and construction in process been measured on a historical cost basis, the carrying amounts would have been as follows:

	As of December 31,
	2023	2022

Land	$673,294,661	$499,302,461
Construction in process	5,276,177,102	3,693,047,230
Total	$5,949,471,763	$4,192,349,691

Security

As of December 31, 2023, properties with a carrying amount of $17,407,733,917 were subject to a registered debenture that forms security for certain loans. A list of the properties granted and the related loans is as follows:

Property	Associated Credit Reference
Unit 1, 4 y 5 / Grand Island	See Note 10 Terms and repayment schedule (1)
Unit 2 / Grand Island	See Note 10 Terms and repayment schedule (4) and Note 6 reference 8
Unit 8, No. 56-A-1, Supermanzana A2, Sup. 824.20 M2
Unit 9, No. 56-A-1, Supermanzana A2, Sup. 832.94 M2
Insurgentes Sur 421 Complex	See Note 10 Terms and repayment schedule (3)
Beach Club – Playa Delfines	See Note 10 Terms and repayment schedule (1) and (8)
Plot of land: La Punta Bajamar / Lote 1, Manzana S/M, Sup. 4,117.88 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 2, Manzana S/M, Sup. 6,294.08 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 3 (Vialidad), Manzana S/M, Sup. 4,117.88 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 4, Manzana S/M, Sup. 10,015.68 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 5, Manzana S/M, Sup. 11,986.53 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 6, Manzana S/M, Sup. 2,912.02 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 7, Manzana S/M, Sup. 568.51 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 8, Manzana S/M, Sup. 635.25 M2	See Note 10 Terms and repayment schedule (7)

As of December 31, 2022, properties with a carrying amount of $14,013,476,697 were subject to a registered debenture that forms security for certain loans. A list of the properties granted and the related loans is as follows:

Property	Associated Credit Reference
Unit 1, 4 y 5 / Grand Island	See Note 10 Terms and repayment schedule (1)
Unit 2 / Grand Island	See Note 10 Terms and repayment schedule (4) and Note 6 references (7) and (8)
Unit 8, No. 56-A-1, Supermanzana A2, Sup. 824.20 M2
Unit 9, No. 56-A-1, Supermanzana A2, Sup. 832.94 M2
Insurgentes Sur 421 Complex	See Note 10 Terms and repayment schedule (3)

8.	Investment property

Reconciliation of carrying amount

	As of December 31,
	2023	2022

Balances as of January 1,	$1,187,089,926	$889,000,000
Changes in fair value	(86,598,436)	298,089,926
Balances as of December 31,	$1,100,491,490	$1,187,089,926

Investment property comprises 450,000 sqm of retail area planned for the development of an industrial park located in Bajamar, Baja California (the “Baja Park Development Project”).

Changes in fair value are recognized as gain in profit or loss and included in ‘other income’. All gains are unrealized.

Measurement of fair value

Fair value hierarchy

The Group engages third-party qualified appraisers to perform the valuation of the investment properties annually. The technical committee works closely with qualified external appraisers to establish the appropriate valuation techniques and inputs to the model.

The fair value measurement for all of the investment properties has been categorized as a Level 3 fair value based on the inputs to the valuation technique used.

Valuation technique and significant unobservable inputs

The following table shows the valuation technique used in measuring the fair value of the investment property, as well as the significant unobservable inputs used.

Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement

Group directors use the market-based approach to determine the value of the subject assets as described in the valuation reports prepared by the appraisers.

In estimating the fair value of the subject assets, the appraiser performed the following:

•   Researched market data to obtain information pertaining to sales and listings (comps) that are similar to the Subject Asset.
•    Selected relevant units of comparison (e.g., price per square meter), and developed a comparative analysis for each.
•   Compared the comps to the Subject Asset using elements of comparison that may include, but are not limited to, market conditions, location, and physical characteristics; and adjusted the comps as appropriate.
•     Reconciled the multiple value indications that resulted from the adjustment of the comps into a single value indication.

The selected price per square meter is consistent with market price rates paid by market participants and/or current asking market prices rates for comparable properties.

The appraiser compared the comps to the Subject Assets using comparison elements that include market conditions, location, and physical characteristics.

•          Location (0.80 – 1).
•          Size (1.08 – 1.20).
•          Market conditions (0.8 – 1).
The estimated fair value would increase if adjustments applied were higher.

Security

As of December 31, 2023, properties with a carrying amount of $1,100,491,490 were subject to a registered debenture that forms security for certain loans. A list of the properties granted and the related loans is as follows:

Property	Associated Credit Reference
Plot of land: La Costa Bajamar / Lote MP1, Fracc. A, Manzana S/M, Sup. 271,042.763 M2	See Note 10 Terms and repayment schedule (5), and Note 6 references (8).
Plot of land: La Costa Bajamar: Lote MP1, Fracc. B, Manzana S/M, Sup. 304,851.487 M2
Plot of land: La Costa Bajamar: Lote MP1, Fracc. C, Manzana S/M, Sup. 353,797.091 M2
Plot of land: La Costa Bajamar: Fracc. Servidumbre de Paso, Manzana S/M, Sup. 41,084.499 M2

As of December 31, 2022, properties with a carrying amount of $1,187,089,926 were subject to a registered debenture that forms security for certain loans. A list of the properties granted and the related loans is as follows:

Property	Associated Credit Reference
Plot of land: La Costa Bajamar / Lote MP1, Fracc. A, Manzana S/M, Sup. 271,042.763 M2	See Note 10 Terms and repayment schedule (5), and Note 6 references (7) and (8).
Plot of land: La Costa Bajamar: Lote MP1, Fracc. B, Manzana S/M, Sup. 304,851.487 M2
Plot of land: La Costa Bajamar: Lote MP1, Fracc. C, Manzana S/M, Sup. 353,797.091 M2
Plot of land: La Costa Bajamar: Fracc. Servidumbre de Paso, Manzana S/M, Sup. 41,084.499 M2

9.	Leases

The Group leases equipment, office space and vehicles. Lease terms vary from contract to contract. Information on leases in which the Group is a lessee is presented below.

Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property.

2023	Hotel Equipment(1)	Offices	Vehicles	Total

Balance as of January 1,	$-	$-	$591,039	$591,039
Additions	203,886,899	17,094,898	2,247,946	223,229,743
Depreciation charge for the year	(3,929,118)	(1,840,989)	(1,013,584)	(6,783,691)

Balance as of December 31,	$199,957,781	$15,253,909	$1,825,401	$217,037,091

(1)
On November 8, 2023, Operadora Hotelera GI, S. A. de C. V. entered into a leasing agreement with Arrendadora Coppel, S.A.P.I. de C.V. for hotel equipment for a period of 5 years, rent payments are fixed throughout the contract.

2022	Vehicles

Balance as of January 1,	$1,131,681
Depreciation charge for the year	(540,642)

Balance as of December 31,	$591,039

2021	Vehicles

Balance as of January 1,	$1,430,449
Depreciation charge for the year	(536,173)
Addition to right-of-use-assets	237,405

Balance as of December 31,	$1,131,681

Amounts recognized in profit or loss

	For the Years Ended December 31,
	2023	2022	2021
Amounts recognized in profit and loss
Interest on lease liabilities	$3,282,685	$49,704	$77,665
Expenses related to short-term leases	1,506,962	319,498	319,498

	$4,789,647	$369,202	$397,163

Amounts recognized in the combined statement of cash flow

Total cash outflow	$19,175,084	$586,399	$581,924

Guarantee deposits

As part of the hotel equipment lease, the Group provided a guarantee deposit of $4,870,138, as of December 31, 2023.

10.	Long-term debt

	As of December 31,
	2023	2022
Current liabilities:
Current portion of secured bank loans	$1,866,499,269	$3,704,429,770
Unsecured bank loans	64,827,258	19,958,980
Interest	108,029,151	71,398,277

Total current liabilities	$2,039,355,678	$3,795,787,027

Non-current liabilities:
Secured bank loan	$4,641,315,619	$338,735,900
Unsecured bank loans	2,001,517	1,428,652,077

Total non-current liabilities	$4,643,317,136	$1,767,387,977

The secured bank loans are secured over land and construction in process with a carrying amount of $15,922,158,231 and $15,200,566,623 as of December 31, 2023 and 2022, respectively (see Note 7 and Note 8 Security).

Information about the Group’s exposure to interest rate, foreign currency and liquidity risks is included in Note 13.

Terms and repayment schedule

					As of December 31,
	Currency	Nominal interest rate 2023	Nominal interest rate 2022	Maturity	2023	2022
Fideicomiso Murano 2000 CIB/3001 (subsidiary of Murano World):
Banco Nacional de Comercio Exterior S.N.C. Institución de Banca de Desarrollo (“Bancomext”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	$1,013,610,000	$1,161,690,000
Caixabank, S.A. Institución de Banca Múltiple (“Caixabank”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	1,013,610,000	1,161,690,000
Sabadell, S.A. Institución de Banca Múltiple (“Sabadell”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	844,675,000	774,460,000
Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo (“NAFIN”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	1,010,419,654	580,845,000
Bancomext (2)	MXN	TIIE 91 + 2.75%	TIIE 91 + 2.75%	See (2)	54,441,003	36,860,326
Cost to obtain loans and commissions					(46,187,476)	(36,375,839)
Total loans Fideicomiso Murano 2000					3,890,568,181	3,679,169,487

Inmobiliaria Insurgentes 421:
Bancomext (3)	USD	SOFR + 3.5%	SOFR + 3.5%	2037	1,687,477,257	1,429,380,028
Cost to obtain loans and commissions					(18,383,126)	(10,899,869)
Total loans Inmobiliaria Insurgentes 421					1,669,094,131	1,418,480,159

Murano World:
Exitus Capital S.A.P.I de C. V. ENR (“Exitus Capital”) (4)	USD	15.00%	15.00%	2025	253,402,500	290,422,500
Exitus Capital (11)	USD	15.00%	N/A	2025	14,862,566	-
Exitus Capital (5)	MXN	TIIE 28 + 12.55	TIIE 28 + 12.55	2024	-	73,573,683
Exitus Capital (6)	USD	15.00%	N/A	2025	18,391,571	-
Fínamo (7)	MXN	15.76%	N/A	2027	364,390,142	-
ALG (8)	USD	10%	N/A	2030	337,870,000	-
Santander International (9)	USD	Best Rate+0.80%	N/A	2025	25,335,608	-
Cost to obtain loans and commissions					(11,658,806)	-
Total loans Murano World					1,002,593,581	363,996,183

Edificaciones BVG:
Exitus Capital (10)					12,387,770	30,130,898
Total Edificaciones BVG					12,387,770	30,130,898

Accrued interest payable					108,029,151	71,398,277
Total debt					6,682,672,814	5,563,175,004

Current installments					2,039,355,678	3,795,787,027

Long-term debt, excluding current installments					$4,643,317,136	$1,767,387,977

(1)
Syndicated secured mortgage loan for up to U.S.$160,000,000. Operadora GIC I is jointly liable for this loan as well as Murano World. On July 11, 2022 NAFIN joined to the loan under the same terms as the other lenders, granting U.S.$34,811,150 to Fideicomiso 2000. On August 24, 2023 the Group restructured the related syndicated loan to increase the credit line by U.S.$45,000,000, NAFIN is funding U.S.$35,000,000 and Sabadell is funding the other U.S.$10,000,000 to Fideicomiso Murano 2000.

(2)
Secured loan under a credit line up to U.S. $31,480,000 to finance VAT receivable with a 36-month maturity or early on collection of such VAT receivables from Mexican Authorities, with unpaid balances, if any, after 36 months payable in 18 months. On December 18, 2023 the Company and the lender extended the maturity period of this loan to December 2024.

(3)
On October 18, 2018, Inmobiliaria Insurgentes 421 obtained a U.S.$49,753,000 unsecured loan. This loan was renegotiated to  U.S.$7,500,000 on October 10, 2022, with this loan, the Group repaid fully the first loan, including interest. This loan is secured by the Insurgentes Complex with OHI421 and OHI421 Premium jointly liable. In May 2023, the Group restructured this loan with an increase of U.S.$25,000,000 giving a total credit line of U.S.$100,000,000.

(4)	Syndicated secured mortgage loan for U.S.$30,000,000 with the major shareholders as joint obligors.

(5)	Syndicated secured mortgage loan for $200,000,000 with the major shareholders as joint obligors. On August 24 and September 14, 2023, the Group paid the outstanding balances of this loan.

(6)	Loan agreement for U.S.$2,500,000 with the major shareholders as joint obligors. As of December 31, 2023, the total amount drawn is $18,391,571 (U.S. $1,088,677).

(7)
Sale and lease back agreement signed with Fínamo signed on February 2023 with a 48-month termination period. The Group signed a new sale and lease back agreement for $60,000,000 in October and November 2023.

(8)	Loan to purchase and development of the beach club, which guarantees this loan in second place and at first the syndicated loan described in number (1) above.

(9)	Revolving loan with “Best rate” interest for preferred clients.

(10)	Sale and lease back agreement signed with Exitus Capital in December 2019 with a 36-month termination period.

(11)	Loan agreement for U.S.$972,300 signed on June 26, 2023.

The loan agreements referred to above include covenants and restrictions that require, among other things, to provide quarterly and annually the lenders with the Company’s internal financial statements and compliance with certain ratios. Noncompliance with such requirements constitutes an event of default under which the respective loan may become immediately due and payable.

As of December 31, 2023, the Group complied with all terms and covenants included in the loan agreements, except for the following:

Inmobiliaria Insurgentes I421

As of December 31, 2023, the additional debt service reserve fund of the Bancomext loan was not fully funded, the Group requested a waiver from the lender in connection with the funding obligations of the debt service reserve funds. As described in note 18, on April 4, 2024, the Group obtained an event of default waiver provided by Bancomext which cured the situation, so the lender will not call the debt. The Group classified the outstanding balance of this loan as a current liability as of December 31, 2023 due to the waiver being obtained after year-end.

Fideicomiso Murano 2000 CIB/3001 (subsidiary of Murano World)

The Group anticipated that it might not have the debt service reserve account fully funded as of December 31, 2023 and requested a waiver from the lenders, such waiver was received on December 29, 2023 as a consequence the breach was cured as of December 31, 2023.

As of December 31, 2022, the Group complied with all terms and covenants included in the loan agreements, except for the following:

Fideicomiso Murano 2000 CIB/3001 (subsidiary of Murano World)

Under the syndicated loan agreement with Bancomext, Caixabank, Sabadell and NAFIN, the Group must maintain an interest reserve fund equivalent to a minimum of one quarterly interest payment, as of December 31, 2022, the Group did not have such reserve fully funded. The lender did not request accelerated repayment of the loan and the terms of the loan were not changed. Management has reviewed the Group’s settlement procedures to ensure that such circumstances do not recur. As a result, on January 6, 2023 the Group refunded the outstanding amount to be in compliance with such covenant. As described in Note 10, on August 24, 2023, the Group restructured the syndicated loan to increase the credit line by U.S.$45,000,000 and included a statement recognizing that there are no early termination causes, providing comfort that the lenders will not call the debt.

Guarantee deposits

As part of the agreements with Fínamo, see numeral (7) above, the Group provided several guarantee deposits, totalling $14,769,966 as of December 31, 2023.

Reconciliation of movements of liabilities to cash flows arising from financing activities

Long-term debt

Balances as of January 1, 2023	$5,563,175,004
Payments	(272,136,923)
Interest paid	(286,015,329)
Interest paid and capitalized (see note 7)	(275,133,471)
Proceeds from loans	2,116,176,076
Accrued interest	601,125,111
Amortization of cost to obtain loans and commissions	8,106,066
Costs to obtain loans and commissions	(37,075,869)
Total changes from financing cash flows	7,418,220,665

Effect on changes in foreign exchange rates	(735,547,851)

Balances as of December 31, 2023	$6,682,672,814

Long-term debt

Balances as of January 1, 2022	$3,795,309,906
Payments	(220,572,529)
Interest paid and capitalized (see note 7)	(247,025,739)
Proceeds from loans	2,237,181,037
Accrued interest	289,735,943
Amortization of cost to obtain loans and commissions	3,884,065
Costs to obtain loans and commissions	(19,249,547)
Total changes from financing cash flows	5,839,263,136

Effect on changes in foreign exchange rates	(276,088,132)

Balances as of December 31, 2022	$5,563,175,004

11.	Employee benefits

	As of December 31,
	2023	2022
Net defined benefit liability:
Liability for social security contributions	$4,544,203	$4,087,635
Liability for long-service leave	8,766,021	6,654,318
Total employee benefit liability	13,310,224	10,741,953

Non-current	$8,766,021	$6,654,318

Current	$4,544,203	$4,087,635

In accordance with Mexican Labor Law, the Group provides seniority premium benefits, which consist of a single payment of 12 days for each year worked based on the last salary, limited to twice the minimum salary established by law. The relative liability and the annual cost of benefits are calculated by independent actuaries in accordance with the bases defined in the plans, using the projected unit credit method.

Movement in net defined benefit  liability

	As of December 31,
	2023	2022	2021

Balance as of January 1,	$6,654,318	$3,415,458	$3,332,454
Included in profit and loss:
Current service cost	1,706,150	428,469	841,579
Interest cost	544,326	255,911	183,286
	8,904,794	4,099,838	4,357,319
Included in OCI
Remeasurement in loss (gain)	(124,616)	2,554,480	(941,861)

Payments
Benefits paid	(14,157)	-	-

Balance as of December 31,	$8,766,021	$6,654,318	$3,415,458

Actuarial assumptions

The following were the principal actuarial assumption at the reporting date (expressed as weighted averages):

	2023	2022
Discount rate	9.20%	9.01%
Salary growth	5.50%	5.50%
Future salary growth	5.50%	5.50%

As of December 31, 2023 and 2022, the weighted -average duration of the defined benefit obligation was 15 years per employee.

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	As of December 31, 2023		As of December 31, 2022
	Increase	Decrease	Increase	Decrease

Discount rate (1% movement)	$(1,121,519)	$1,298,516	$(851,804)	$986,487

	$(1,121,519)	$1,298,516	$(851,804)	$986,487

12.	Income tax

	For the Year Ended December 31,
	2023	2022	2021
Current tax (benefit) expense
Current income tax	$3,025,179	$3,406,827	$13,942
Deferred income tax	(55,155,403)	227,302,580	105,845,039
	$(52,130,224)	$230,709,407	$105,858,981

The Mexican Tax Law effective as of January 1, 2014 is applicable to the Group, which imposes an income tax rate of 30%.

Amounts recognized in profit or loss

Management has determined that the recoverability of cumulative tax losses, which expire in 2026 - 2033, is not feasible based on estimated breakeven of hotel operations. Therefore, the Group has not recognized certain expected income tax losses in the determination of deferred income tax, except for those companies that has taxable profit to offset the income tax losses.

Amounts recognized in OCI
	As of December 31, 2023			As of December 31, 2022			As of December 31, 2021
	Before	Tax (expense)	Net of	Before	Tax (expense)	Net of	Before	Tax (expense)	Net of
	tax	benefit	tax	tax	benefit	tax	tax	benefit	tax
Items that will not be reclassified to profit and loss
Remeasurements of defined benefit liability	$124,599	$(37,380)	$87,219	$(2,554,480)	$766,344	$(1,788,136)	$941,861	$(282,558)	$659,303
Revaluation of property, construction in process and equipment	(889,982,346)	266,994,704	(622,987,642)	6,009,039,347	(1,802,711,804)	4,206,327,543	238,990,089	(71,697,026)	167,293,063

	$(889,857,747)	$266,957,324	$(622,900,423)	$6,006,484,867	$(1,801,945,460)	$4,204,539,407	$239,931,950	$(71,979,584)	$167,952,366

Reconciliation of effective tax rate

	For the Year Ended December 31,
	2023	2022	2021

Profit before income tax	$5,662,697	$475,086,707	$350,554
Tax using the Company´s domestic tax rate	30%	30%	30%
Income tax at legal tax rate	1,698,809	142,526,012	105,166
Tax effect of:
Annual adjustment inflation	86,082,320	72,595,223	66,939,657
Non-deductible expenses	5,970,038	7,751,565	895,711
Change in allowance for NOL’s	(145,881,392)	7,836,607	37,918,447

Total tax expense	$(52,130,224)	$230,709,407	$105,858,981

Movement in deferred tax balances

2023	Net balance as of January 1,	Recognized in profit and loss	Recognized in OCI	Final balance

Prepayments	$(1,422,966)	$(2,576,735)	-	$(3,999,701)
Property, plant and equipment	236,862	(40,054,941)	-	(39,818,079)
PP&E Surplus	(3,744,476,101)	5,750,177	266,994,704	(3,471,731,220)
PP&E (capitalized foreign exchange rate and interest expense)	(226,499,908)	(4,542,890)	-	(231,042,798)
Investment properties	(326,498,611)	25,979,531	-	(300,519,080)
Right of use of assets	-	(65,111,127)	-	(65,111,127)
Derivatives	(57,837,597)	22,760,479	-	(35,077,118)
Accruals	147,482	3,223,403	-	3,370,885
Advance customers	-	46,637,589	-	46,637,589
Lease liabilities	-	62,388,460	-	62,388,460
Employees’ benefits	1,996,298	670,889	(37,380)	2,629,807
Employees’ statutory profit sharing	641,950	30,568	-	672,518

	$(4,353,712,591)	$55,155,403	$266,957,324	$(4,031,599,864)

2022	Net balance as of January 1,	Recognized in profit and loss	Recognized in OCI	Final balance

Prepayments	$(628,022)	$(794,944)	$-	$(1,422,966)
Property, plant and equipment	(1,941,698,749)	171,314	(1,802,711,804)	(3,744,239,239)
PP&E (capitalized foreign exchange rate and interest expense)	(152,392,186)	(74,107,722)	-	(226,499,908)
Investment properties	(237,071,633)	(89,426,978)	-	(326,498,611)
Derivatives	2,384,364	(60,221,961)		(57,837,597)
Accruals	3,691,418	(3,543,936)	-	147,482
Employees’ benefits	1,024,636	205,318	766,344	1,996,298
Employees’ statutory profit sharing	225,621	416,329	-	641,950

	$(2,324,464,551)	$(227,302,580)	$(1,801,945,460)	$(4,353,712,591)

2021	Net balance at January 1,	Recognized in profit and loss	Recognized in OCI	Final Balance

Prepayments	$(431,516)	$(196,506)	$-	$(628,022)
Property, plant and equipment	(1,870,096,086)	94,363	(71,697,026)	(1,941,698,749)
PP&E FCI	(88,466,300)	(63,925,886)	-	(152,392,186)
Investment properties	(218,799,495)	(18,272,138)	-	(237,071,633)
Derivatives	25,138,382	(22,754,018)		2,384,364
Accruals	4,795,362	(1,103,944)	-	3,691,418
Employees’ benefits	999,736	307,458	(282,558)	1,024,636
Employees’ statutory profit sharing	219,989	5,632	-	225,621

	$(2,146,639,928)	$(105,845,039)	$(71,979,584)	$(2,324,464,551)
Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

	As of December 31, 2023		As of December 31, 2022
	Gross amount	Tax effect	Gross amount	Tax effect

Income tax losses	$707,357,588	$212,207,276	$1,201,013,037	$360,303,911

Tax losses carried forward

Tax losses for which no deferred tax assets was recognized expire as follows:

	Gross	Expire
Year	amount	rate

2016	$25,155,567	2026
2018	585,980,790	2028
2021	12,404,940	2031
2022	10,296,375	2032
2023	73,519,916	2033

Total income tax losses	$707,357,588

13.	Financial instruments - Fair value and risk management

Accounting classification

The following table shows the carrying amounts of financial assets and financial liabilities. It does not include fair value information for financial assets and financial liabilities not measured at fair value since the carrying amount is a reasonable approximation of fair value.

	As of December 31, 2023
	Mandatory at FVTPL	Financial assets at amortized cost	Other financial assets (liabilities)	Total

Financial assets measured at fair value
Interest rate swaps (Level 2)	$116,923,727	$-	$-	$116,923,727

Financial assets not measured at fair value
Cash and cash equivalents and restricted cash (Level 1)	-	146,369,734	-	146,369,734

Financial liabilities not measured at fair value
Secured bank loan	-	-	(6,614,983,870)	(6,614,983,870)
Unsecured bank loan	-	-	(67,688,944)	(67,688,944)

	As of December 31, 2022
	Mandatory at FVTPL	Financial assets at amortized cost	Other financial assets (liabilities)	Total

Financial assets measured at fair value
Interest rate swaps (Level 2)	$192,791,990	$-	$-	$192,791,990

Financial assets not measured at fair value
Cash and cash equivalents and restricted cash (Level 1)	-	240,754,805	-	240,754,805

Financial liabilities not measured at fair value
Secured bank loan	-	-	(4,308,870,061)	(4,308,870,061)
Unsecured bank loan	-	-	(1,528,794,290)	(1,528,794,290)

Measurement of fair values

i.	Valuation techniques and significant unobservable inputs

The following table shows the valuation technique used in measuring Level 2 fair value of financial instruments in the statements of financial position.

Financial instruments measured at fair value

Type	Valuation technique
Interest rate swaps
FV is determined using market participant assumptions to measure these derivatives. Market participants’ assumptions include the risk inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable.

ii.	Transfers between levels

There were no transfers between Level 1 and 2 during the current or prior year. There were no transfers to Level 3 during the current or prior year.

Financial risk managements

The Group has exposure to the following risks arising from financial instruments:

-	Liquidity risk
-	Market risk

i.	Risk management framework

Management of the Group has overall responsibility for the establishment and oversight of the Group’s risk management framework. Management is responsible for developing and monitoring the Group’s risk management policies and reports regularly to the board of directors on its activities.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group´s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group´s reputation.

The Group uses the activity-based costing to cost its products and services, which assists in monitoring cash flow requirements and optimizing its cash return on investment.

The Group aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows on financial liabilities (other than trade payables) over the next 60 days.

The Group also monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables.

Exposure to liquidity risk

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements:

	Contractual cash flows
As of December 31, 2023	Carrying amount	2-12 Months	1-5 Years	More than 5 Years	Total

Derivative financial assets
Derivatives (Interest rate swaps)	$-	$116,923,727	$-	$-	$116,923,727

Total derivative financial assets	$-	$116,923,727	$-	$-	$116,923,727

Non-derivative financial liabilities
Secured bank loans	$54,268,025	$1,919,400,225	$1,635,476,776	$3,005,838,844	$6,614,983,870
Unsecured bank loans	854,763	64,832,664	2,001,517	-	67,688,944
Lease liabilities	-	30,006,807	177,954,726	-	207,961,533
Trade payables	87,022,467	312,140,955	-	-	399,163,422

Total non-derivative financial liabilities	$142,145,255	$2,326,380,651	$1,815,433,019	$3,005,838,844	$7,289,797,769

	Contractual cash flows
As of December 31, 2022	Carrying amount	2-12 Months	1-5 Years	More than 5 Years	Total

Derivative financial assets
Derivatives (Interest rate swaps)	$-	$192,791,990	$-	$-	$192,791,990

Total derivative financial assets	$-	$192,791,990	$-	$-	$192,791,990

Non-derivative financial liabilities
Secured bank loans	$17,707,910	$279,613,581	$2,038,359,482	$1,973,189,088	$4,308,870,061
Unsecured bank loans	22,044,602	59,372,314	341,726,892	1,105,650,482	1,528,794,290
Lease liabilities	-	387,617	236,572	-	624,189
Trade payables	36,820,831	87,764,666	-	-	124,585,497

Total non-derivative financial liabilities	$76,573,343	$427,138,178	$2,380,322,946	$3,078,839,570	$5,962,874,037

As disclosed in Note 10, the Group has secured bank loans that contain certain covenants. A breach of covenant may require the Group to repay the loan earlier than indicated in the above table.

The interest payments on variable interest rate loans in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rate change. The future cash flows on derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the contingency change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

For further information regarding our liquidty risk, please see note 2 (c).

Market risk

Market risk is the risk that changes in market prices - e.g. foreign exchange rates, interest rates and equity prices - will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk managements is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the risk management committee.

Managing interest rate benchmark reforms and associated risks

Overview

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as “IBOR reform”). In 2021, the Group undertook amendments to most financial instruments with contractual terms indexed to IBORS such that they incorporate new benchmark rates, e.g. SONIA. As at 31 December 2022, the Group’s remaining IBOR exposure is indexed to US dollar LIBOR. The alternative reference rate for US dollar LIBOR is the Secured Overnight Financing Rate (SOFR). The Group finished the process of implementing appropriate fallback clauses for all US dollar LIBOR indexed exposures in 2021. These clauses automatically switch the instrument from USD LIBOR to SOFR as and when USD LIBOR ceases. As announced by the Financial Conduct Authority (FCA) in early 2022, the panel bank submissions for US dollar LIBOR ceased in mid-2023.

The risk management committee monitors and manages the Group’s transition to alternative rates. The committee evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. The committee reports to the Company’s board of directors quarterly and collaborates with other business functions as needed. It provides periodic reports to management of interest rate risk and risks arising from IBOR reform.

Non-derivative financial liabilities

The Group modified all of its floating-rate liabilities indexed to sterling LIBOR to reference SOFR during the year ended December 31, 2021. As a result, the Group’s IBOR exposures to non-derivative financial liabilities as of December 31, 2023 and 2022 were secured bank loans indexed to SOFR.

Derivatives

The Group holds interest rate swaps for risk management purposes. The interest rate swaps have floating legs that are indexed to SOFR. The Group’s derivative instruments are governed by contracts based on the International Swaps and Derivatives Association (ISDA)’s master agreements.

Currency risk

The Group is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables and borrowings are denominated and the respective functional currencies of Group companies. The functional currency of the Group companies is MXN. The currencies in which these transactions are primarily USD.

Exposure to currency risk

The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group is as follows.

	Dollars
	As of December 31,
	2023	2022
Assets:
Cash and cash equivalents and restricted cash	$7,232,698	$9,236,161
Trade receivables	419,351	-
Related parties	6,835,274	-
Other receivables	1,512,021	-
Prepayments	168,229	-

Liabilities:
Current installments of long-term debt	(16,665,975)	(11,868,777)
Long-term debt	(354,024,085)	(275,684,063)
Trade accounts payable	(6,118,017)	(3,374,626)
Related parties	(709,429)	-
Other liabilities	(4,473,499)	-

Net position	$(365,823,432)	$(281,691,305)

The exchange rates of MXN/USD as of the date of the Combined Financial Statements and their issuance date are as follows:

	As of December 31,		As of April 30,
	2023	2022	2024

One U. S. dollar	$16.8935	$19.3615	$17.1552

Sensitivity analysis

The strengthening or weakening of the U.S. dollar, with respect to the Mexican peso as of December 31, 2023 and 2022, would have affected the gains or losses capitalized in construction in progress for the amounts shown below. This analysis is based on changes in the exchange rate that the Group considered reasonably possible at the end of the reporting period. This analysis assumes that the rest of the variables remain constant.

The analysis is performed on the same basis for 2023 and 2022, although the reasonably possible variations in the exchange rate were different, as indicated below:

	Capitalized in construction in process		Profit and loss
	Strengthening	Weakening	Strengthening	Weakening

December 31, 2023 USD (5% movement)	$(313,112,626)	$313,112,626	$4,110,719	$(4,119,719)

December 31, 2022 USD (5% movement)	$-	$-	$(272,698,311)	$272,698,311

Interest rate risks

The Group adopts a policy of ensuring that 70% of its interest rate risk exposure with Banco Sabadell, S. A. Institución de Banca Multiple and Caixabank, S. A. Institución de Banca Multiple is at fixed rate. This is achieved partly by entering into interest rate swaps. The Group applies a hedge ratio of 1:1.

Exposure to interest rate risk

The interest rate profile of the Group’s interest-bearing financial instruments as reported to the management of the Group is as follows:

	As of December 31, 2023
	FV hierarchy	Nominal amount USD	Carrying amount	Effects recognized in P&L
Financial assets measured at fair value
Interest rate swap - Sabadell	Level 2	73,376,432	$68,146,850	$(45,855,988)
Interest rate swap - Caixabank	Level 2	57,438,000	48,776,877	(30,012,275)

Total			$116,923,727	$(75,868,263)

	As of December 31, 2022
	FV hierarchy	Nominal amount USD	Carrying amount	Effects recognized in P&L
Financial assets measured at fair value
Interest rate swap - Sabadell	Level 2	76,367,805	$114,002,838	$119,432,687
Interest rate swap - Caixabank	Level 2	60,000,000	78,789,152	81,307,183

Total			$192,791,990	$200,739,870

Fair value sensitivity analysis for fixed-rate instruments

The Group does not account for any fixed-rate financial assets or financial liabilities, at FVPL, and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings affected. With all other variables held constant, the Group’s combined income before income taxes is affected through the impact of floating rate borrowings (debt) as follows:

		Effect on
	Increase/decrease in %	combined income before income taxes
As of December 31, 2023
US dollar	1%	$601,345
US dollar	(1)%	(601,345)

As of December 31, 2022
US dollar	1%	$458,569
US dollar	(1)%	(458,569)

Master netting or similar agreements

The Group enters into derivative transactions under ISDA master agreements. The ISDA agreement do not meet the criteria for offsetting in the combined statement of financial position. This is because the Group does not have any currently legally enforceable right to offset recognized amounts.

14.	Revenue

	For the Year Ended December 31,
	2023	2022	2021
Revenue from contracts with customers	$284,890,018	$4,392,585	$-
Revenue for administrative services with related parties	1,761,896	2,038,437	1,529,063

Total revenue	$286,651,914	$6,431,022	$1,529,063

Revenue Streams

The Group generates revenue primarily from its owned hotels. Other minor sources of revenue include administrative services that the Group provides to related parties.

a.	Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by primary major products and service lines and timing of revenue recognition.

	For the year ended
	December 31,
	2023	2022	2021
Major products/service lines
Room rentals	$169,417,278	$1,103,206	$-
Food and beverage	104,813,372	2,520,105	-
Laundry	4,818,864	-	-
Private events	-	21,120	-
Spa services	3,127,449	18,600	-
Other services	2,713,055	729,554	-
Total revenue from contracts with customers	284,890,018	4,392,585	-

Administrative services to related parties	1,761,896	2,038,437	1,529,063

Total revenue	286,651,914	6,431,022	1,529,063

Timing of revenue recognition
Services and products transferred at a point in time	117,234,636	5,327,816	1,529,063
Services transferred over time	169,417,278	1,103,206	-
Total revenue from contracts with customers	$286,651,914	$6,431,022	$1,529,063

15.	Other income and other expenses

	For the Year Ended December 31,
	2023	2022	2021
Other income
Gain on sale of property, plant and equipment	$100	$203,909	$25,863
Income on extraordinary maintenance			13,815,641
Expanses reimbursement	-	12,610,139	-
Land repurchase bonus	-	7,848,211	-
Rent	-	4,326,241	-
VAT revaluation	4,283,151	8,511,228	2,946,612
Insurance recovery	1,549,313	-	-
Key Money Amortization	1,705,089	-	-
Others	18,022,899	15,175	16,868,660

Total other income	$25,560,552	$33,514,903	$33,656,776

	For the Year Ended December 31,
	2023	2022	2021
Other expenses
Penalties on land acquisition	$-	$-	$(28,364,700)
Other expenses	(9,801,077)	(3,874,125)	(343,622)
Total other expenses	$(9,801,077)	$(3,874,125)	$(28,708,322)

16.	Net assets

a.	Issued member’s equity:

During 2022, the Group’s shareholders contributed in cash to the net assets of the Group’s Companies as follows:

•	On January 31, 2022, Murano P.V. contributed $128,378.
•	On September 15, 2022, Murano P.V. contributed $150,000.
•	On November 25, 2022, Murano P.V. contributed $100,000.
•	On February 10, 2022, Operadora Hotelera I421 Premium, was incorporated and contributed $50,000.

During 2021, the Group’s shareholders contributed in cash to the net assets of the Group’s Companies as follows:

•	On August 31, 2021, Murano P.V. contributed $1,050,000.
•	On September 3, 2021, Murano P.V. contributed $1,996,150.
•	On September 9, 2021, Murano P.V. contributed $1,994,400.
•	On October 29, 2021, Murano P.V. contributed $200,000.
•	On November 26, 2021, Murano P.V. contributed $300,000.
•	On December 17, 2021, Murano P.V. contributed $150,000.
•	On December 23, 2021, Murano P.V. contributed $150,000.
•	On November 25, 2021, Operadora Hotelera I421 contributed $900,000.
•	On November 25, 2021, Operadora Hotelera GI contributed $210,001.
•	On July 7, 2021, Operadora Hotelera GI II., was incorporated and contributed $100,000.

b.	Capital Reimbursement

During 2022, the Group’s shareholders made capital reimbursements as follows:

•	On February 9, 2022, Murano World made capital reimbursements of $1,658,600.
•	On February 22, 2022, Murano World made capital reimbursements of $12,183,780.
•	On February 28, 2022, Murano World made capital reimbursements of $4,800,000.
•	On March 17, 2022, Murano World made capital reimbursements of $4,174,860.
•	On March 23, 2022, Murano World made capital reimbursements of $13,748,700.
•	On April 20, 2022, Murano World made capital reimbursements of $1,993,770.
•	On April 28, 2022, Murano World made capital reimbursements of $5,089,000.
•	On May 12, 2022, Murano World made capital reimbursements of $10,186,000.
•	On May 20, 2022, Murano World made capital reimbursements of $2,994,945.
•	On May 31, 2022, Murano World made capital reimbursements of $4,239,475.
•	On June 7, 2022, Murano World made capital reimbursements of $3,623,356.
•	On June 17, 2022, Murano World made capital reimbursements of $4,133,500.
•	On June 27, 2022, Murano World made capital reimbursements of $5,009,125.
•	On July 1, 2022, Murano World made capital reimbursements of $30,216,450.
•	On July 14, 2022, Murano World made capital reimbursements of $4,157,640.
•	On July 21, 2022, Murano World made capital reimbursements of $5,110,175.
•	On July 21, 2022, Murano World made capital reimbursements of $3,064,950.
•	On August 19, 2022, Murano World made capital reimbursements of $3,255,805.
•	On August 26, 2022, Murano World made capital reimbursements of $4,979,950.
•	On September 9, 2022, Murano World made capital reimbursements of $1,001,485.
•	On September 14, 2022, Murano World made capital reimbursements of $1,089,785.
•	On September 23, 2022, Murano World made capital reimbursements of $5,200,675.
•	On September 28, 2022, Murano World made capital reimbursements of $250,000.
•	On October 21, 2022, Murano World made capital reimbursements of $14,089,040.
•	On November 22, 2022, Murano World made capital reimbursements of $24,291,625.
•	On November 25, 2022, Murano World made capital reimbursements of $100,000.
•	On December 9, 2022, Murano World made capital reimbursements of $9,848,850.
•	On December 15, 2022, Murano World made capital reimbursements of $10,822,900.
•	On December 19, 2022, Murano World made capital reimbursements of $21,959,260.
•	On December 31, 2022, Murano World made capital reimbursements of $85,500,000.

During 2021, the Group’s shareholders made capital reimbursements as follows:

•	On January 13, 2021, Murano World made capital reimbursements of $1,200,000.
•	On January 22, 2021, Murano World made capital reimbursements of $1,957,930.
•	On January 29, 2021, Murano World made capital reimbursements of $4,043,360.
•	On February 10, 2021, Murano World made capital reimbursements of $201,227.
•	On February 11, 2021, Murano World made capital reimbursements of $602,739.
•	On February 19, 2021, Murano World made capital reimbursements of $1,213,542.
•	On February 25, 2021, Murano World made capital reimbursements of $3,087,495.
•	On March 12, 2021, Murano World made capital reimbursements of $629,559.
•	On March 22, 2021, Murano World made capital reimbursements of $2,044,150.
•	On March 26, 2021, Murano World made capital reimbursements of $3,118,230.
•	On April 8, 2021, Murano World made capital reimbursements of $3,225,792.
•	On April 14, 2021, Murano World made capital reimbursements of $3,617,100.
•	On April 23, 2021, Murano World made capital reimbursements of $1,987,400.
•	On April 30, 2021, Murano World made capital reimbursements of $3,994,240.
•	On May 12, 2021, Murano World made capital reimbursements of $1,500,000.
•	On August 31, 2021, Murano World made capital reimbursements of $4,486,688.
•	On September 3, 2021, Murano World made capital reimbursements of $1,996,150.
•	On September 9, 2021, Murano World made capital reimbursements of $1,994,400.
•	On September 20, 2021, Murano World made capital reimbursements of $300,000.
•	On September 29, 2021, Murano World made capital reimbursements of $4,021,040.
•	On September 29, 2021, Murano World made capital reimbursements of $200,000.
•	On November 26, 2021, Murano World made capital reimbursements of $300,000.

17.	Commitments and contingencies

a.	In accordance with Mexican tax law, the tax authorities are empowered to examine transactions carried out during the five years prior to the most recent income tax return filed.

b.
In accordance with the Mexican tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be like those used in arm’s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

c.
On September 10, 2019, and as amended on March 28, 2021, July 11, 2023  and the extension on January 19, 2024, the Group signed a Hotel Management Agreement with AMR Operaciones MX, S. de R L. de C. V. (AMR). Under this contract, AMR is solely engaged as an exclusive managing agent of the 1,016 keys  with the brands Vivid (400 keys) and Dreams (616 keys) of the Cancun complex on behalf of the Company, in exchange of certain fees for the services provided. The period commencing from the opening date and ending on December 31 of the 25th full Fiscal Year following the opening date

d.
On May 11, 2022, the Group signed a Hotel Services Agreement with Hyatt of Mexico, S.A. de C.V. (“Hyatt”). Under this contract, Hyatt is solely engaged as an exclusive managing agent of the Andaz Hotel on behalf of the Company, in exchange of certain fees for the services provided. The period commencing from the opening date and ending on December 31 of the 20th full Fiscal Year following the opening date.

e.
On May 11, 2022, the Group signed a Hotel Management Agreement with Ennismore Holdings US Inc. (“Accor”). Under this contract, Accor is solely engaged as an exclusive managing agent of the Mondrian Hotel on behalf of the Company, in exchange of certain fees for the services provided. The period commencing from the opening date and ending on December 31 of the 20th full Fiscal Year following the opening date.

18.	Subsequent events

a.
On January 5, 2024, the Group signed a loan agreement with Fínamo for $350,000,000 with an annual interest rate of 17%; funds were received on the same date. On January 5, 2024, the Group signed a loan agreement with Fínamo for U.S.$26,000,000 with an annual interest rate of 15%. The funds were received on January 18, 2024, and part of this loan was used to pay the $350,000,000 described above. Unit 3 of the land in Grand Island was given as guarantee under this loan agreement.

b.	On January 26, 2024, February 26, 2024 and March 26, 2024, the Group received U.S.$70,000, U.S.$316,000 and U.S.$311,000, respectively, from the U.S.$2,500,000 Exitus loan (see Note 10.6).

c.	On February 1, 2024, the Group received U.S.$6,000,000 related to the tranche C of the Syndicated loan.

d.
On February 23, 2024 the Securities and Exchange Commission gave notice of effectiveness to the Registration Statement on Form F-4 related to the BCA described in Note 1.b.2. On March 1, 2024, Murano Global Investments Limited converted from a private limited company to a public limited company operating under the name Murano Global Investments PLC.

As part of the BCA, on March 8, 2024, the Group conducted a capital restructuring that resulted in Murano Global Investments PLC becoming the ultimate parent company of the Group and Murano PV, S. A. de C. V. as an intermediate holding company of the Group, a subsidiary of Murano Global Investments PLC and owner of the Mexican structure.

On March 20, 2024, Murano Global Investments Limited PLC and HCM completed the BCA and as a result there were 79,242,873 ordinary shares and 16,875,000 warrants outstanding as of that date. The Group’s original shareholder obtained 87.2% of the total outstanding shares, HCM’s sponsor obtained 11.1%, certain vendors obtained 1.6% and the rest of HCM’s shareholders 0.1%. HCM does not meet the definition of a “business” under IFRS 3 Business Combinations given it consisted predominantly of cash in trust account, therefore, there is no acquisition accounting and no recognition of goodwill or intangible assets. Instead, the merger as defined in the BCA is accounted for as a capital reorganization for which the Group applied IFRS 2 Share-based payment. Also, in accordance with IFRS 2 Share-based Payment, the difference in the fair value of the shares issued by the Group over the identifiable net assets of HCM at historical cost will be acIncreaseDecreaseInNumberOfOrdinarySharesIssuedcounted for as share-based compensation.

On March 21, 2024 its common stock and warrants began trading on the Nasdaq Capital Market under the ticker symbols “MRNO” and “MRNOW”, respectively.

As of the date of these combined financial statements, the Group is evaluating the economic impact of the BCA in the ultimate parent company of the Group. The Group considers that the following items will have an economic impact resulting from this operation: cash and cash equivalents, common stock, accrued expenses and transaction costs. The estimation of these impacts is conducted in accordance with IFRS 2.

e.
During the first quarter of 2024, the debt service reserve account under the Fideicomiso 2000’s syndicated secured mortgage loan was not fully funded at test day, the Group requested a waiver from the lenders, which was granted on March 19, 2024 a temporary waiver for this covenant breach was obtained until May 1, 2024.

f.	On March 27, 2024, Murano World, S. A. de C. V. increased its credit line with Santander from U.S.$1,500,000 to U.S.$2,000,000.

g.
On April 4, 2024, the Group amended the loan agreement signed between Inmobiliaria Insurgentes 421 and Bancomext. The main change included postponing the capital payments calendar from April 2024 to April 2025, as well as obtained an event of default waiver by Bancomext, as lender, in connection with the funding obligations of the debt service reserve accounts. As a result of such waiver, the parties thereto executed an amendment and waiver agreement  to provide for the new terms and conditions with respect to the funding obligations of the debt service reserve accounts. Therefore, as of this date such events of default under the Insurgentes Loan have been waived by the lender.

h.	On April 9, 2024, Murano PV, S. A. de C. V. signed a loan agreement with Fínamo for $100,000,000 with maturity in 6 months and a fixed annual interest rate of 22%.

i.
On April 9, 2024, an assignment and adhesion to the syndicated secured mortgage loan of Fideicomiso Murano 2000 (GIC I Trust) was executed by and between Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R., as adherent creditor and assignee, Sabcapital, S.A. de C.V., SOFOM, E.R., as the assignor, with the appearance of Sabadell in its capacity as administrative and collateral agent and the GIC I Trust (the “GIC Loan Assignment”) whereby the assignor assigned and transferred to the assignee its rights and obligations owned as a Tranche C creditor representing 60% of the tranche C commitment, amounting to U.S. $6,000,000.00 as the assigned amount.

j.	On April 11, 2024, the Group received $137,615,652 from the credit line with Bancomext to finance VAT receivable.

19.	Correction of immaterial errors

The combined financial statements previously issued for the years ended December 31, 2022, 2021 and as of January 1, 2021 included errors related to the classification of non-cash transactions in the combined statement of cash flows and errors related to deferred taxes. Such errors are corrected in this combined financial statements and management believes these are immaterial errors to its financial statements taken as a whole.

•
The cash flow adjustments include the following: (i) a decrease of interest expense in operating activities and a decrease in the interest paid in financing activities of $241,931,148 for the years ended December 31, 2022, and (ii) a decrease of interest expense in operating activities and a decrease in the interest paid in financing activities of $102,952,238 for the year ended December 31, 2021.

•
The deferred tax adjustments as of and for the year ended December 31, 2022 include the following: (i) an increase of the deferred tax liability of $57,837,597, (ii) an increase in income tax expense of $60,221,961 for the year ended December 31, 2022, (iii) an increase in accumulated deficit of $57,837,597 as of December 31, 2022.

•
The deferred tax adjustments as of and for the year ended December 31, 2021 include the following  (i) a decrease in the deferred tax liability of $2,384,364, (ii) an increase in income tax expense of $22,754,018, (iii) an decrease in accumulated deficit of $2,384,364 as of December 31, 2021 and (iv) a decrease in accumulated deficit of $25,138,382 as of January 1, 2021.