Form 20-F/A
period 2023-12-31
Murano Global Investments Plc
filed 2024-12-31
CIK 1988776

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

This Annual Report on Form 20-F/A is being filed as an amendment (“Amendment No. 1”) to our Annual Report on Form 20-F for the year ended December 31, 2023 (“2023 Annual Report on Form 20-F”) filed with the U.S. Securities and Exchange Commission on May 1, 2024, solely to amend “Item 19: Exhibits” by including Exhibit 13.4 (which is the certification of our Chief Executive Officer and Chief Financial Officer), which was omitted from the original filing of our 2023 Annual Report on Form 20-F. All references in this Amendment No. 1 to the “Annual Report on Form 20-F” shall be deemed to refer to this Amendment. Accordingly, in connection with this filing, we are including updated certifications and signature pages.

Other than as set forth above, this Amendment No. 1 does not amend, update or restate any other information or disclosure that was originally included in our 2023 Annual Report on Form 20-F or reflect any events that occurred after the May 1, 2024 filing date of our 2023 Annual Report on Form 20-F in any way.

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

4.24	First amendment to the Counter Guarantee, dated as of September 11, 2019, executed on March 30, 2023†
4.25	First amendment to the Counter Guarantee, dated as of August 23, 2021, executed on March 30, 2023†
4.26	Second amendment to the Counter Guarantee, dated as of September 11, 2019, executed on August 22, 2023†
4.27	Second amendment to the Counter Guarantee, dated as of August 23, 2021, executed on August 22, 2023†
4.28	Amendment and Restatement to the Sabadell Loan Agreement dated as of December 20, 2023
4.29	Peso-denominated loan agreement, dated April 9, 2024, between Murano P.V. and Finamo and Mr. Elías Sacal Cababie.
8.1	Subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 to the Form F-4 filed on November 8, 2023)
11.1	Code of Conduct
11.2	Insider Trading Policy
13.1	Certificate of Chief Executive Officer
13.2	Certificate of Chief Operating Officer
13.3	Certificate of Chief Financial Officer
13.4	Certificate of Chief Executive Officer and Chief Financial Officer
97.1	Compensation Recovery Policy

†	Filed herewith
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

MURANO GLOBAL INVESTMENTS PLC

Date: December 31, 2024	By:	/s/ David Galan
	Name:	David Galan
	Title:	Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Murano Group Combined
Financial statements
Report of Independent Registered Public Accounting Firm (KPMG Cárdenas Dosal, S.C.; Mexico City, Mexico; Auditor Firm ID: 1141)	F-2
Combined statements of financial position	F-3
Combined statements of profit or loss and other comprehensive income	F-4
Combined statements of change in net assets	F-5
Combined statements of cash flows	F-6
Notes to combined financial statements	F-7

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
Going Concern
The accompanying combined financial statements have been prepared assuming that the Companies included in the combined financial statements will continue as a going concern. As discussed in Note 2c to the combined financial statements, at December 31, 2023 total current liabilities exceed the amount of the total current assets on the combined statement of financial position. Based upon the Murano  Group’s current plans, management believes that financial resources to fund the operations of the Companies for the twelve months subsequent to the authorization and issuance of these combined financial statements may be insufficient. As a result of these conditions, substantial doubt exists about the ability of the Companies to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 2c. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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