Form 20-F
period 2024-12-31
Murano Global Investments Plc
filed 2025-05-15
CIK 1988776

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

David Galan (CFO) (+44 207 1676440) dgalan@murano.com.mx
25 Berkeley Square , London W1J 6HN, United Kingdom
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Ordinary shares, no par value	MRNO	The NASDAQ Stock Market LLC
Warrants, each exercisable for one ordinary share at an exercise price of $11.50 per ordinary share	MRNOW	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, no par value	79,305,736

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”). Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, amended (“Exchange Act”). Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Sec.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards ☒ by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

Table of Content
FREQUENTLY USED TERMS

Except as otherwise indicated or required by context, references in this annual report on Form 20-F (including information incorporated by reference herein, the “Report”) to “Murano PubCo” refer to Murano Global Investments PLC and references to “we”, “us”, “our”, “our company”, “the Company”, “Murano”, “Murano Group”, or “the Group” refer to Murano Global Investments PLC and its subsidiaries.

Below are definitions of certain terms used throughout this Report.

“2031 Notes” means the 11% Senior Secured Notes due 2031 issued pursuant to the Indenture.

“Accor” means Accor Corporation.

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

“Andaz Hotel Management Agreement” means the Hotel Services Agreement, dated May 11, 2022, entered into by and between OHI421, as owner, and Hyatt, as manager, pursuant to which, among other matters, Hyatt agreed to manage the Andaz Hotel pursuant to the terms and conditions set forth therein, as amended, supplemented and/or restated from time to time.

“Arrendadora Coppel” means Arrendadora Coppel, S.A.P.I. de C.V.

“Baja Cruise Port” means the cruise port project in Ensenada currently under evaluation and expected to have a capacity of 2 million passengers per year.

“Baja Marina” means the marina project in Ensenada currently under evaluation and expected to consist of 15,000 linear ft slip spaces.

“Baja Park Development Project” means the industrial park project in Ensenada currently under evaluation and expected to consist of 363,262 sqm of leasable space.

“Baja Retail Village” means the retail village project in Ensenada currently under evaluation and expected to have a leasable area of approximately 45,000 sqm.

“Bancomext” means Banco Nacional de Comercio Exterior, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo.

“Beach Club” means the Grand Island Beach Club located in the GIC Complex in Cancun.

“Beach Club Loan” means the loan facility provided by ALG pursuant to the terms and conditions of the secured loan agreement dated March 31, 2023 (as amended and restated from time to time, including by means of that certain amendment agreement dated November 6, 2023), entered into between Murano World, as borrower, and ALG, as lender, for an aggregate principal amount of U.S.$20 million.

“Business Combination” means the business combination effected through the Business Combination Agreement.

“CaixaBank” means CaixaBank, S.A.

Table of Content
“CIB/3224 Trust” means the management trust agreement No. CIB/3224 (Contrato de Fideicomiso de Administración No. CIB/3224), dated August 10, 2023, entered into by CIBanco, solely in its capacity as trustee (fiduciario), Murano World, as settlor and beneficiary, and the Issuer Trust, as first beneficiary solely with respect to GIC Private Unit 2, as amended and restated on September 12, 2024, and as further amended, supplemented and/or restated from time to time.

“CIBanco” means CIBanco, S.A., Institución de Banca Múltiple.

“Contractors” means any contractor authorized by Inmobiliaria Insurgentes 421 or the GIC I Trust, and supervised by Ideurban, or any other reputable construction supervisor that may replace Ideurban, from time to time, to carry out any construction and/or work in the Insurgentes 421 Hotel Complex or the GIC I Complex, respectively.

“Coppel Lease Agreements” means the lease agreement dated November 8, 2023, between Operadora GIC I, as lessee, Arrendadora Coppel, as lessor, and Murano World, Edificaciones BVG and Elías Sacal Cababie as joint and several obligors, under which the parties establish the terms and conditions based on which the lessor will grant the lessee the temporary use and enjoyment of the goods described in the specific contracts that are signed from time to time by the parties, including of equipment, their accessories and spare parts, and under which, additionally, the lessee will have the obligation to pay to the lessor the rental amount, as amended, supplemented and/or restated from time to time.

“Dreams Hotel” means the Dreams Grand Island which will be part of the GIC I Hotel located in the GIC Complex in Cancun and will be operated by Hyatt.

“Edificaciones BVG” means Edificaciones BVG, S.A. de C.V.

“Ennismore” means Ennismore Holdings US Inc., a lifestyle hospitality company and a member of the Accor global hotel group.

“ESAGRUP” means E.S. Agrupación, S.A. de C.V., a Mexican corporation.

“Exitus” means Exitus Capital, S.A.P.I. de C.V., SOFOM, E.N.R.

“Exitus Original Loans” means, collectively, the credit agreements between Murano World, as borrower, and Exitus, as lender, (a) dated May 31, 2022,  in an aggregate principal amount of U.S.$15 million at an annual fixed interest rate of 15%, and maturing on May 31, 2025, (b) dated June 26, 2023,  in an aggregate principal amount of U.S.$972,300 at an annual fixed interest rate of 15%, and maturing on December 26, 2025, and (c) December 5, 2023, in an aggregate principal amount of U.S.$2,500,000 at an annual fixed interest rate of 15%, and maturing on December 5, 2025, each as amended, supplemented and/or restated from time to time. The Exitus Original Loans were repaid in full with the proceeds from the Exitus Loan.

“Exitus Trust” means the irrevocable management, guarantee and source of payment trust agreement No. 250 C (Contrato de Fideicomiso Irrevocable de Garantía, Administración y Fuente de Pago No. 250 C), dated May 31, 2022, entered into by and between Exitus, acting solely as trustee (fiduciario), Elías Sacal Cababie and ESAGRUP, as settlors and BVG World, S.A. de C.V. (currently Murano World), and Exitus and Sofoplus as beneficiaries, as amended, supplemented and/or restated from time to time.

“Finamo” means Administradora de Soluciones, S.A. de C.V., SOFOM, E.N.R.

“GIC Complex” means, collectively, the GIC I Hotel, the GIC Condominiums, the GIC Retail Village, GIC Spa, GIC Village Food Hall, GIC World Trade Center, and their respective service areas, back-of-house, pools, lagoons, water parks, marinas, gyms, bars and other related areas and services.

“GIC Condominums” means the residential condominiums to be developed in GIC Private Unit 3. The development project entails the construction and commercialization, under commercially sound brands, of a total of more than 1,250 residential units amongst four development phases.

“GIC I Construction Agreements” means the construction agreements that the GIC I Trust, as client, and Ideurban, or any other reputable construction supervisor that may replace Ideurban from time to time, as supervisor, will execute from time to time with a Contractor with respect to the construction of the GIC I Hotel, as amended, supplemented and/or restated from time to time.

Table of Content
“GIC I Hotel” means the Grand Island Cancun I hotel located in Cancun, Quintana Roo, consisting of the Vivid Hotel, which is operational, and the Dreams Hotel, which is under completion.

“GIC I Hotel Management Agreement” means the Hotel Operation and Administration Services Agreement, dated September 10, 2019, entered into by and between Hyatt Inclusive Collection, as hotel manager, and Operadora GIC I, as client, pursuant to which, among other matters, the hotel manager agreed to manage the GIC I Hotel pursuant to the terms and conditions set forth therein, as amended on September 11, 2019, March 28, 2021, and July 11, 2023, and as further amended, supplemented and/or restated from time to time.

“GIC I Lease Agreement” means the lease agreement enterd into on September 5, 2019, by the GIC I Trust with Operadora GIC I pursuant to which the GIC I Trust leases the GIC I Hotel’s properties to Operadora GIC I, both restricted subsidiaries under the Indenture, for a period of 20 years.

“GIC I Loan” means the syndicated secured mortgage loan with Sabadell, as administrative agent and collateral agent, and Sabcapital, CaixaBank, Bancomext, Nafin and Avantta Sentir Común, S.A. de C.V., SOFOM, E.N.R, as lenders, with the appearance of Murano PV, Elías Sacal Cababie, and the CIB/3224 Trust, in an aggregate principal amount of U.S.$239,811,149.50 at an annual interest rate of term SOFR +4.0116%, and maturing on February 5, 2033, as amended, supplemented and/or restated from time to time. The GIC I Loan was repaid in full with the proceeds from the 2031 Notes.

“GIC I Supervision Agreement” means the GIC I Supervision Agreement, dated as October 1, 2019, between Ideurban and the GIC I Trust; or any other supervision agreement in regard to the GIC I Hotel construction entered into by the GIC I Trust and any other reputable construction supervisor that may replace Ideurban from time to time.“GIC I Trust” means the management trust agreement No. CIB/3001 (Contrato de Fideicomiso de Administración No. CIB/3001), dated May 28, 2018, known as “Fideicomiso Murano 2000”, entered into by CIBanco, solely in its capacity as trustee (fiduciario), the Murano 1000 Trust, as settlor and beneficiary, Murano World, as settlor and beneficiary, the Issuer Trust, as first beneficiary solely with respect to GIC Private Unit 1, and Murano AT GV, S.A. de C.V., as manager, as amended and restated on September 12, 2024, and as further amended, supplemented and/or restated from time to time.

“GIC II Hotel” means the Grand Island Cancun II hotel located in Cancun, Quintana Roo, that was going to be developed. Latest market developments shifted the company´s focus towards residential development and commercialization, deciding to halt its development to prioritize GIC Condominiums.

“GIC II Hotel Management Agreement” means (i) the Hotel Operation and Administration Services Agreement,dated as of August 23, 2021, between Hyatt Inclusive Collection, as hotel manager, and Operadora GIC II, as client, as amended, supplemented and/or restated from time to time; or (ii) any other hotel management agreement in regard to the GIC II Hotel operation entered into by CIBanco, as trustee (fiduciario) of the GIC II Trust, and any other reputable hotel operator that may replace Hyatt Inclusive Collection, from time to time.

“GIC II Trust” means the management, guarantee and source of payment trust agreement No. CIB/3288 (Contrato de Fideicomiso de Administración, Garantía y Fuente de Pago No. CIB/3288), dated June 3, 2019, known as “Fideicomiso Murano 4000”, entered into by CIBanco, solely in its capacity as trustee (fiduciario), the Murano 1000 Trust, as settlor A and second beneficiary, Murano World, as settlor B and second beneficiary, and Finamo, as first beneficiary, as amended and restated on December 27, 2023, and as further amended, supplemented and/or restated from time to time.

“GIC Private Unit 1” means the private unit number one, located in Boulevard Kukulcán, in the lot marked as Supermanzana A-2 “A,” second tourist stage, located in the Tourist Development of Cancun, Municipality of Benito Juarez, State of Quintana Roo, with a total surface area of 47,727.69 m2.

“GIC Private Unit 2” means the private unit number two, located in Boulevard Kukulcán, in the lot marked as Supermanzana A-2 “A,” second tourist stage, located in the Tourist Development of Cancun, Municipality of Benito Juarez, State of Quintana Roo, with a total surface area of 30,431.53 m2.

“GIC Private Unit 3” means the private unit number three, located in Boulevard Kukulcán, in the lot marked as Supermanzana A-2 “A,” second tourist stage, located in the Tourist Development of Cancun, Municipality of Benito Juarez, State of Quintana Roo, with a total surface area of 79,974.10 m2.

Table of Content
“GIC Private Unit 4” means the private unit number four, located in Boulevard Kukulcán, in the lot marked as Supermanzana A-2 “A,” second tourist stage, located in the Tourist Development of Cancun, Municipality of Benito Juarez, State of Quintana Roo, with a total surface area of 21,473.30 m2.

“GIC Private Unit 5” means the private unit number five, located Boulevard Kukulcán, in the lot marked as Supermanzana A-2 “A,” second tourist stage, located in the Tourist Development of Cancun, Municipality of Benito Juarez, State of Quintana Roo, with a total surface area of 27,632.44 m2.

“GIC Retail Village” means the shopping center to be developed in the GIC Private Unit 5.

“GIC Spa” means the spa to be developed in the GIC Private Unit 2.

“GIC Village Food Hall” means the village food hall to be developed in the GIC Private Unit 1 .

“GIC World Trade Center” means the convention center to be developed in the GIC Private Unit 4, using the WTCA’s name and license.

“HCM” means HCM Acquisition Corp.

“HCM Holdings” means HCM Investor Holdings, LLC

“HCM Initial Shareholders” means shareholders in HCM prior to the completion of the Business Combination.

“HCM Warrant Agreement” means a warrant agreement, dated January 20, 2022, by and between HCM and Continental Stock Transfer & Trust Company, as warrant agent.

“Hotel Operators” means (i) Hyatt, with respect to the Andaz Hotel, (ii) Accor, with respect to the Mondrian Hotel, and (iii) Hyatt Inclusive Collection, with respect to the GIC I Hotel and the GIC II Hotel, or any other reputable firm in the hotel operation industry that enters into a hotel management agreement in connection with any of the Properties, from time to time.

“Hotels” means, collectively, the hotels developed and operated in the Insurgentes 421 Hotel Complex and the GIC Complex.

“Hyatt” means Hyatt Hotels Corporation, Hyatt of Mexico, S.A. de C.V. and any subsidiary and/or affiliate thereof (including Hyatt Inclusive Collection).

“Hyatt Inclusive Collection” means AMR Operaciones MX, S. de R.L. de C.V.

“Ideurban” means Ideurban Tecnologías, S.A. de C.V.

“Indenture” means the indenture dated as of September 12, 2024, among CIBanco, as trustee of the Issuer Trust, as issuer, Operadora GIC I, CIBanco, as trustee of the CIB/3224 Trust, CIBanco, as trustee of the GIC I Trust, and Murano PV, as guarantors, The Bank of New York Mellon, as indenture trustee, offshore collateral agent, paying agent, transfer agent and registrar, and Banco Actinver, S.A., Institución de Banca Múltiple, Grupo Financiero Actinver, as onshore collateral agent, as amended, supplemented and/or restated from time to time.

“Inmobiliaria Insurgentes 421” means Inmobiliaria Insurgentes 421, S.A. de C.V.

“Insurgentes 421 Hotel Complex” means the 416 room and ancillary facilities consisting of the Andaz Hotel and the Mondrian Hotel in the property identified as “Conjunto Aristos” located at Avenida Insurgentes Sur No. 421, Colonia Hipódromo Condesa, Alcaldía Cuauhtémoc, 06100, Mexico City, and their respective service areas, back-of-house, pools, lagoons, water parks, marinas, gyms, bars and other related areas and services.

“Insurgentes Lease Agreements” means, collectively, the OHI421 Lease Agreement and the OHI421 Premium Lease Agreement.

Table of Content
“Insurgentes Loan” means the loan agreement dated September 29, 2022 (as amended, supplemented and/or restated from time to time) entered by Inmobiliaria Insurgentes 421, as borrower, OHI421 and OHI421 Premium, as joint obligors, and Bancomext, as lender, in an aggregate principal amount of U.S.$100 million at an interest rate of term SOFR +3.50%, and maturing on October 7, 2037.

“Insurgentes Security Trust” means the irrevocable management, guarantee and source of payment trust agreement No. CIB/3109 (Contrato de Fideicomiso Irrevocable de Administración, Garantía y Fuente de Pago No. CIB/3109), dated October 3, 2018, entered into by CIBanco, solely in its capacity as trustee (fiduciario), Bancomext, as first beneficiary and Murano Management, Murano PV, OHI421, OHI421 Premium, and Inmobiliaria Insurgentes 421, as settlors and second beneficiaries, as amended and restated on September 29, 2022, and as further amended, supplemented and/or restated from time to time.“Issuer Trust” means the irrevocable issuing, administration and payment trust agreement No. CIB/4323 (Contrato de Fideicomiso Irrevocable de Emisión, Administración y Fuente de Pago No. CIB/4323), dated as of September 12, 2024, entered into by and among Murano PV, Operadora GIC I and the GIC I Trust, as settlors and second beneficiaries, CIBanco, acting solely as trustee (fiduciario), and Banco Actinver, S.A., Institución de Banca Múltiple, Grupo Financiero Actinver, as onshore collateral agent, as first beneficiary, as amended, supplemented and/or restated from time to time.

“Leases” means the Insurgentes Lease Agreements and the GIC I Lease Agreement.

“Lessee” means any of OHI421, OHI421 Premium and Operadora GIC I, in its capacity as lessee under the Lease to which such entity is a party to.

“Lessors” means any of Inmobiliaria Insurgentes 421 and the GIC I Trust in its capacity as lessor under the Lease to which such entity is a party to.

“Mondrian Hotel” means the Mondrian Mexico City Condesa hotel located in the Insurgentes 421 Hotel Complex, operated by Accor under the “Mondrian” brand pursuant to the Mondrian Hotel Management Agreement.

“Mondrian Hotel Management Agreement” means the Hotel Management Agreement dated May 11, 2022, entered into by and between OHI421 Premium, as owner, and Ennismore, as manager, pursuant to which, among other matters, Ennismore (now Accor) agreed to manage the Mondrian Hotel pursuant to the terms and conditions set forth therein, as amended, supplemented and/or restated from time to time.

“Murano 1000 Trust” means the management trust agreement No. CIB/3000 (Contrato de Fideicomiso de Administración No. CIB/3000), known as “Fideicomiso Murano 1000”, entered into by CIBanco, solely in its capacity as trustee (fiduciario), and Murano PV, as settlor and first beneficiary, as amended, supplemented and/or restated from time to time.

“Murano Management” means Murano Management, S.A. de C.V.

“Murano Ordinary Shares” means ordinary shares of Murano PubCo.

“Murano PV” means Murano PV, S.A. de C.V.

“Murano Warrants” means the warrants, each exercisable for one Murano Ordinary Share, at an exercised price of 11.50% per Murano Ordinary Share.

“Murano World” means Murano World, S.A. de C.V.

“Nafin” means Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo.

“Nafin Loan” means the loan agreement dated October 17, 2024, between Nafin, as lender, Murano PV, as borrower, and Elías Sacal Cababie and Marcos Sacal Cohen, as joint obligors, pursuant to which Nafin provided a two year loan in an aggregate principal amount of U.S.$70,378,283.27, as amended, supplemented and/or restated from time to time.

“Nasdaq” means the National Association of Securities Dealers Automated Quotations a public market trading platform based in New York.

Table of Content
“New CayCo” means Murano Global Cayman.

“Occupancy” means the total number of hotel room nights sold divided by the total number of available hotel room nights, and is a measure of the utilization of a hotel’s available room capacity.

“OHI421” means Operadora Hotelera I421, S.A. de C.V.

“OHI421 Premium” means Operadora Hotelera I421 Premium, S.A. de C.V.

“Operadora GIC I” means Operadora Hotelera G.I., S.A. de C.V.

“Operadora GIC II” means Operadora Hotelera Grand Island II, S.A. de C.V.

“Registration Rights Agreement” means the Registration Rights Agreement, dated January 20, 2022, by and among HCM, HCM Holdings and the Cantor Fitzgerald & Co.

“Resort Property in Baja Development Project” means a proposed resort under evaluation in Ensenada expected to comprise two five-star upper-upscale resorts, one with 371 keys and a second one with 400 key on completion.

“RevPAR” means the product of ADR and the Occupancy. RevPAR includes only revenue from room rentals and excludes revenues from food and beverage and other services that we can generate in our hotels such as telephone service, laundry, and valet parking, among others. We use RevPAR to assess the rate with respect to the total available rooms.

“Sabadell” means Banco Sabadell, S.A., Institución de Banca Múltiple.

“Sabcapital” means Sabcapital, S.A. de C.V., SOFOM, E.R.

“Santander Revolving Credit Facility” means the revolving credit facility dated March 3, 2023, between Murano World, as borrower, Santander International, as lender and Harry Sacal Cababie as pledgor, for an uncommitted line of credit agreement in an aggregate principal amount of U.S.$1,500,000, as amended, supplemented and/or restated from time to time.

“Sofoplus” means Sofoplus, S.A.P.I. de C.V., SOFOM, E.N.R.

“Sofoplus Original Loan” means the secured term loan between ESAGRUP and Elías Sacal Cababie as joint and several obligors and Sofoplus, as lender, in an aggregate principal amount of U.S.$15 million at an annual fixed interest rate of 15%, and maturing on June 24, 2025, as amended, supplemented and/or restated from time to time. The Sofoplus Original Loan was repaid in full with the proceeds from the Sofoplus Loan I.

“Vivid Hotel” means the Hyatt Vivid Grand Island operated by Hyatt and part of the GIC I Hotel located in the GIC Complex in Cancun.

“WTCA” means World Trade Centers Association which operates as WTCA as a global organization that stimulates trade and investment opportunities for real estate developers, economic development agencies and international businesses looking to connect and prosper locally and globally.

Table of Content
PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On March 20, 2024, we completed the Business Combination described in more detail under “Item 4. Information on the Company—A. History and Development of the Company—Business Combination.” The following discussion should be read in conjunction with that description.

Financial Information

This Report includes the consolidated and combined statements of financial position of the Murano Group as of December 31, 2024, in a consolidated basis at the level of Murano Global Investments PLC and as of December 31, 2023, in a combined basis at the level of Murano PV and the following entities: Murano Management, Edificaciones BVG, Murano World, Inmobiliaria Insurgentes 421, OHI421, OHI421 Premium, Murano 1000 Trust, GIC I Trust, GIC II Trust, Operadora GIC I, Operadora GIC II, and Servicios Corporativos BVG, S. A. de C. V. , respectively, the related consolidated and combined statements of profit or loss and other comprehensive income, change in equity, and cash flows for the years ended December 31, 2024, 2023 and 2022, respectively, prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) (the “Consolidated and Combined Financial Statements”).

The Consolidated and Combined Financial Statements and other consolidated and combined financial information of the Murano Group, including in the section titled “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Report, should be read together and reflect the financial position and results of operations of the Murano Group.

The standalone financial statements of Murano Global Investments PLC, for the years prior to December 31, 2024, are not included in this Report because it was a newly formed entity created for the sole purpose of the Business Combination. As of December 31, 2023, Murano PubCo had no material assets, liabilities or results of operations and did not operate any business.

Prospective investors are advised to consult their professional advisors for an understanding of: (i) the differences between IFRS and other systems of generally accepted accounting principles and how those differences might affect the financial information included in this Report and (ii) the impact that future additions to, or amendments of, IFRS principles may have on the Murano Group’s results of operations and/or financial condition, as well as on the comparability of Murano Group’s financial information of prior periods.

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

In accordance with IFRS 2, the difference in the fair value of the shares issued by Murano PubCo over the identifiable net assets of HCM at historical cost will be accounted for as share-based payment expense.

See “Item 4—Information on the Company—A. History and Development of the Company—Business Combination” for additional details regarding the Business Combination.

Table of Content
Going Concern

As indicated in note 2c., as of December 31, 2024, the total current liabilities exceed the amount of total current assets, and based upon the Murano Group’s current plans, management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of these Consolidated and Combined Financial Statements may be insufficient. These events or conditions, along with other matters as set forth in note 2c. to the Consolidated and Combined Financial Statements indicate that a material uncertainty exists that cast substantial doubt on our ability to continue as a going concern. Management’s plans regarding these matters are also described in note 2c. to the Consolidated and Combined Financial Statements. Management continues evaluating strategies to obtain the additional funding necessary for future operations and project redesign or completion, to comply with all covenants as required by the debt instruments to which entities of the Murano Group are parties to, and to be able to discharge the outstanding debt and other liabilities as they become due.  Furthermore, the Murano Group has retained specialist professional advisors who are experienced in debt restructuring, to advise the Murano Group on a plan to execute a debt restructuring.  Whilst the terms of such a debt restructuring have not yet been agreed with the Murano Group’s various lenders, and there can be no assurance that a successful outcome will be achieved, Management believes that these efforts represent a reasonable course of action to address the Group’s financial position and mitigate the risk over our ability to continue as a going concern. The Murano Group has also considered alternative strategies with respect to the hotel operations in Cancun (including changes to the hotel management agreement and operational partners), which could generate additional cash flows compared to the current commercial arrangements. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options that may be available to the Murano Group such as new or restructured loan agreements and the possible financial support of the major shareholder of the Murano Group. However, the Murano Group may be unable to access further equity or debt financing when needed or may not be successful in implementing its business continuity strategy. See “Recent Developments” and “Risk Factors—Risks Related to Murano’s Business and Operating in the Hotel Industry—Our total current liabilities exceed the amount of the total current assets, which has placed significant doubt on our ability to continue as a going concern.”  Furthermore, with respect to the Consolidated and Combined Financial Statements, the independent auditor’s separate report relating thereto contains an explanatory paragraph that states that certain circumstances raise substantial doubt about our ability to continue as a going concern and draws attention to notes 2c., 10, 19 and 20 of the Consolidated and Combined Financial Statements.

Non-IFRS Measures

This Report contains certain financial measures and ratios, including EBITDA and Adjusted EBITDA that are not required by, or presented in accordance with IFRS (the “Non-IFRS Measures”).

The Murano Group presents these Non-IFRS Measures because they are measures our management uses to assess financial and operating performance, and the Murano Group believes that they and similar measures are widely used in our industry as a means of evaluating a company’s operating performance and financing structure, and because the Murano Group believes they provide additional information on operating and financial performance. These measures may not be comparable to other similarly titled measures of other companies and are not measurements under IFRS standards or other generally accepted accounting principles which limits their usefulness of comparative measures. The Non-IFRS Measures are not measurements of our performance or liquidity under IFRS and should not be considered as alternatives to operating profit or net profit from continuing operations or any other performance measures derived in accordance with IFRS or as alternatives to cash flow from operating, investing or financing activities. We believe the Non-IFRS Measures should always be considered along with the related IFRS financial measures. We have provided the reconciliations between the IFRS most directly comparable IFRS measures and Non-IFRS Measures below in the sections titled “Item 5. Operating and Financial Review and Prospects—Other Financial Data” in this Report.

The Murano Group defines these Non-IFRS Measures as follows:

“EBITDA” as a measure that reflects net profit for the period, excluding interest expense, income taxes, depreciation and amortization.

“Adjusted EBITDA” as EBITDA further adjusted to exclude transaction-related expenses derived from the Business Combination.

Table of Content
EBITDA and Adjusted EBITDA, including any corollary terms presented on an “as adjusted” basis, may be defined differently than the ones calculated or presented by other companies, limiting their usefulness as comparative measures. The Murano Group presents EBITDA and Adjusted EBITDA because it is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as tax credits or tax expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense). Further, Adjusted EBITDA eliminates the costs associated with the Business Combination. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation. For example, EBITDA and Adjusted EBITDA do not reflect:

•	changes in, or cash requirements for, our working capital needs;

•	our interest expense, or the cash requirements to service interest or principal payments on our indebtedness;

•	our tax expense or the cash requirements to pay our taxes;

•	historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	the effect on earnings or changes resulting from matters that we consider not to be indicative of our future operations; and

•	any cash requirements for assets to be replaced in the future (although depreciation is a non-cash charge the assets being depreciated will often have to be replaced in the future).

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations. You should rely primarily on our IFRS results and use these Non-IFRS Measures only to supplement your evaluation of our performance.

Rounding

Certain numerical figures set out in this Report, including financial information presented in millions or thousands and percentages describing market shares, have been subject to rounding adjustments and, as a result, the totals of the data in this Report may vary slightly from the actual arithmetic totals of such information. Percentages and amounts reflecting changes over time periods relating to financial and other information set forth in “Item 5. Operating and Financial Review and Prospects” are calculated using the rounded numerical data in the narrative description thereof.

Key Performance Indicators

We have included other operating information in this Report, some of which we refer to as “key performance indicators”  including ADR, Occupancy and RevPAR. We believe that it is useful to include this operating information as we use it for internal performance analysis, and the presentation by property or project of these measures facilitates comparability with other companies in our industry, although our measures may not be comparable with similar measurements presented by other companies. Such operating information should not be considered in isolation or construed as a substitute for measures prepared in accordance with IFRS. For a description of certain of our key performance indicators, see “Item 5. Operating and Financial Review and Prospects.”

Translation of Mexican Peso Amounts into U.S. Dollars

The financial and other information appearing in this Report is presented in Mexican pesos. In this Report, references to “pesos” or “Ps.$” are to Mexican pesos and references to “U.S. dollars” or “U.S.$” are to United States dollars. This Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at all. The exchange rate we use for those convenience translations is not necessarily the same rate we used in preparing the Consolidated and Combined Financial Statements as disclosed in the footnotes of the financial statements. This may mean, for example, that U.S. dollar-denominated items in this report may have been translated into pesos using one exchange rate and reconverted to U.S. dollars using the convenience translation exchange rate. Unless otherwise indicated, U.S. dollar amounts that have been translated from pesos have been so translated at an exchange rate of Ps.$20.5103 per U.S.$1.00, the rate calculated by the Mexican Central Bank (Banco de México, or the “Central Bank”) as published on December 31, 2024, in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación), based on the average of wholesale foreign exchange market quotes for transactions settling within two banking business days.

Table of Content
Trademarks, Trade Names and Service Marks

We own or have rights to trademarks, trade names, and service marks that we use in connection with the operation of our business, including our names, logos, and website names and addresses. Other trademarks, trade names, and service marks appearing in this Report, including those of Hyatt, AccorHotels, and Accor, are, to our knowledge, the property of their respective owners. We also own or have rights to copyrights that protect certain content related to our business and products. Solely for convenience, the trademarks, trade names, service marks and copyrights referred to in this Report are listed without the TM, ® and © symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, those other parties.

Market and Industry Data

The market data and certain other statistical information included in this Report are based on independent industry publications, government publications or other published independent sources. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. Some data is also based on our good faith estimates. While we are not aware of any misstatements regarding any such data, forecasts and information presented herein, you should carefully consider the inherent risks and uncertainties associated with the industry and market data included or incorporated by reference in this Report.

Measurement Data

The standard measure of area in the real estate market in Mexico is the square meter (“sqm” or “m2”), while in the United States the standard measure is the square foot (“sqf” or “ft2”). One square meter is equal to approximately 10.764 square feet.

Table of Content
CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

This Report contains forward-looking statements. Examples of such forward-looking statements include, but are not limited to: (i) statements regarding our future financial position and results of operations strategy, plans (including development and completion of projects), objectives, goals and targets and future developments in the markets in which we participate or are seeking to participate or anticipated regulatory changes in the markets in which we operate or intend to operate in; and (ii) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “should,” “estimates,” “seeks,” “forecasts,” “expects,” “may,” “intends,” “plans,” “might,” “could,” “can,” “would,” “will,” “target,” “project,” “continue,” “aim,” “likely” and similar expressions are intended to identify forward-looking statements but are not exclusive means of identifying such statements.

Forward-looking statements are not guarantees of future performance. These statements are based in large part on current expectations and projections about future events and financial trends that affect or may affect our business, industry, financial condition, results of operations or prospects and/or cash flow. Although we believe that these estimates and forward-looking statements are based on reasonable assumptions, these estimates and statements are subject to several risks and uncertainties and are made in light of the information currently available to us. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution prospective investors that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed or implied in such forward-looking statements, including the following factors:

•	our ability to continue as a going concern;

•	increasing competition, including changes in the supply of rooms from competing resorts;

•	the ability to maintain the listing of Murano Global Investments PLC Ordinary Shares on Nasdaq;

•
general economic uncertainty and the effect of general economic conditions, including inflation, elevated interest rates and worsening global economic conditions or low levels of economic growth, on consumer discretionary spending and the lodging industry in particular;

•
changes in consumer preferences, including the popularity of the all-inclusive resort model, particularly in the luxury segment of the resort market, and the popularity of tropical beachfront vacations compared to other vacation options or destinations;

•	changes in economic, social or political conditions in the regions we operate, including changes in perception of public-safety and changes in unemployment rates and labor force availability;

•	the success and continuation of our relationships with the Hotel Operators;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of any agreement entered with the Hotel Operators;

•
the failure to satisfy required conditions under the hotel management agreements, including, but not limited to, the completion of projects with the specifications required by the Hotel Operators or at all;

•	our ability to implement strategic initiatives for our business continuity;

•	our ability to comply with contractual covenants;

•	our ability to pay our obligations as those become due;

•	our ability to obtain and maintain financing arrangements on attractive terms or at all;

Table of Content
•	our ability to obtain and maintain ample liquidity to fund operations and service debt;

•	our ability to successfully expand into new markets in Mexico;

•	changes in applicable laws or regulations, or the interpretation and enforcement of laws and regulations, including those related to zoning, social and environmental issues;

•	the effects of any future pandemic on our business and properties under development;

•
the risks that uncertainty and instability resulting from current global conflicts could adversely affect our business, financial condition, and results of operations, in addition to global macroeconomic trends;

•	the risk that we experience difficulties in managing our growth, implementing business plans, forecasts, finding and developing new properties or opportunities, or expanding operations;

•	the risk of downturns and the possibility of rapid change in the highly competitive industry in which we operate;

•	the risk that we and our current and future collaborators are unable to successfully develop and commercialize our properties, or experience significant delays in doing so;

•	the risk that we may never achieve or sustain profitability;

•	the risk that we will need to raise additional capital to execute our business plan, which may not be available on acceptable terms or at all;

•	the risk that third-party suppliers, including management companies, are not able to fully and timely meet their obligations;

•	our ability to successfully engage in property development, including our ability to complete our projects within budget;

•	our ability to successfully acquire land or properties to be able to execute on our growth strategy;

•
higher interest rates, increased leasing costs, increased construction costs, distressed supply chains for construction materials, increased maintenance costs, all of which could increase our costs and limit our ability to acquire or develop additional real estate assets;

•	the risk that we are unable to secure or protect our intellectual property;

•	the amount of debt that we currently have or may incur in the future;

•
the possibility that we may be adversely affected by other economic, business, and/or competitive factors, and/or political conditions, specifically in Mexico (such as the tariffs imposed by the United States);

•
the possibility that our business may be, directly or indirectly, adversely affected by climate change effects, natural disasters, severe or extraordinary droughts or by other water scarcity scenarios which may derive in water restrictions, change the allocation of water rights or any such other administrative act to guarantee human rights;

•
events beyond our control, such as war, terrorist or cyber-attacks, mass casualty events, government shutdowns and closures, travel-related health concerns, global outbreaks of pandemics (such as the COVID-19 pandemic) or contagious diseases, or fear of such outbreaks, weather and climate-related events, such as hurricanes, wildfires, tornadoes, floods, and droughts, and natural or man-made disasters;

•	the outcome of any legal proceedings that may be instituted against the Murano Group or HCM following the completion of the Business Combination and transactions contemplated thereby;

Table of Content
•
our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and our ability to grow and manage growth profitably following the Business Combination; and

•	other risks and uncertainties described herein, including those under the section entitled “Item 3. Key Information—D. Risk Factors.”

You are cautioned that the foregoing list of significant factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this Report may not in fact occur. Many of these risks are beyond our ability to control or predict. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this Report.

Should one or more of these factors or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

You should read the sections in this Report entitled “Item 3. Key Information D—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” for a more complete discussion of the factors that could affect our future results and the markets in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this Report may not occur. Moreover, no assurances can be given that any of the historical information, data, trends or practices mentioned and described in this Report are indicative of future results or events.

Table of Content
PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risk factors below and all other information contained in this Report. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.

If any of the risks below occur, our business, financial condition, or results of operations could be materially and adversely affected. In that case, the trading price of the shares could decline, and you could lose all or part of your investment, and our ability to make any dividend payments to you, if declared, could be affected, and you may lose some or all of your investment.

This Report also contains forward-looking statements that regard situations that may involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Report. See “Cautionary Statement Concerning Forward Looking Statements” for more information regarding these forward-looking statements.

Risks Related to Murano’s Business and Operating in the Hotel Industry

Our total current liabilities exceed the amount of the total current assets, which has placed significant doubt on our ability to continue as a going concern.

The Consolidated and Combined Financial Statements were prepared assuming that it will continue as a going concern. However, management has identified material uncertainties that cast substantial doubt on the ability in the Consolidated and Combined Financial Statements to continue as a going concern. As a result, certain of these companies may be unable to realize their assets and discharge their liabilities in the normal course of business.

The Group is an early-stage and emerging growth company. The Group has incurred significant debt primarily to fund operating expenses and finance the construction projects mentioned in note 1(a) to the Consolidated and Combined Financial Statements. As of December 31, 2024, total current liabilities exceed the amount of total current assets, and based upon the Group’s current plans, management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of the Consolidated and Combined Financial Statements may be insufficient. In addition, as of and after December 31, 2024, certain covenants have been breached and defaults have occurred and continues with respect to certain financial indebtedness or leases of entities of the Murano Group, as follows:

Table of Content
i.
The debt service reserve account related to the Insurgentes Loan has not been funded as of December 31, 2024, and as result the covenant to maintain such reserve account funded was breached. On January 8, 2025 and April 7, 2025, the Group paid the quarterly interest. As of the date of the issuance of the Consolidated and Combined Financial Statements, the Group has requested a waiver of this breach from Bancomext and is in discussions to potentially obtain this waiver in the short term. The Group foresees that other relevant covenants will be in breach for the Insurgentes Loan as the coverage of the debt service ratio of 1.0 to 1.2 that will not be achievable in the next 12 months based on management projections.

 As of December 31, 2024, the outstanding amount of the Insurgentes Loan was Ps.$2,029.1 million.

ii.
The Beach Club Loan described in note 10 (10) to the Consolidated and Combined Financial Statements is in breach as the Group did not pay the annual interest due in December 2024. The Beach Club Loan has not been accelerated and ALG has not notified any intention to accelerate the Beach Club Loan, however pursuant to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, the Beach Club Loan is classified as current liability as of December 31, 2024.

iii.
The Murano Group did not make interest or lease payments, as applicable, under the Exitus Loan, the Finamo Sale and Lease Back Agreements, the Finamo Loans and the Exitus Sale and Lease Back Agreement for the months of January, February March and April 2025. Such payment defaults (in addition to defaults existing as of December 31, 2024) could also trigger cross-defaults under other debt and lease instruments in respect of which the Murano Group is an obligor.

iv.
The Murano Group has analyzed the risk of a future covenant breach under the terms of the Nafin Loan agreement, due to non-compliance with the covenant that requires the Dreams Hotel to be open and operating as at June 1, 2025.  The Group has and is actively in discussions with NAFIN to obtain a waiver for this covenant.

v.	See Notes 10 and 19 of the Consolidated and Combined Financial Statements for additional details about defaults subsequent to December 31, 2024.

These defaults and/or covenant breaches may result in defaults or events of default under other documents and instruments evidencing indebtedness or lease liabilities of Murano Group.

Certain covenant tests will arise, under the terms of the various Murano Group loans, during the following twelve months after the Consolidated and Combined Financial Statements are authorized to be issued, which Management does not expect will be met.  In order to address and mitigate the risks of such possible future covenant breaches, the Murano Group has retained specialist professional advisors who are experienced in debt restructuring, to advise the Murano Group on a plan to execute a debt restructuring.  The plan is that the debt restructuring will address and resolve the risks of such future possible covenant breaches through negotiating different terms with the various lenders.  Whilst the terms of such a debt restructuring have not yet been agreed with the Murano Group’s various lenders, and there can be no assurance that a successful outcome will be achieved, Management believes that these efforts represent a reasonable course of action to address the Group’s financial position and mitigate the risk over our ability to continue as a going concern. The Murano Group has also considered alternative strategies with respect to the hotel operations in Cancun (including changes to the hotel management agreement and operational partners), which could generate additional cash flows compared to the current commercial arrangements.

As a result of these conditions, substantial doubt exists about the ability of the Group to continue as a going concern following twelve months after the Consolidated and Combined Financial Statements are authorized to be issued.

Management continues evaluating strategies to obtain the required additional funding necessary for future operations, to comply with all covenants as required by the documents or instruments evidencing debt or lease liability of the Murano Group or to execute a debt restructuring plan which would result in a relaxation or removal of certain covenants, and to be able to discharge the outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options that may be available to the Group such as new or restructured loan agreements and the possible financial support of the major shareholder of the Group. However, the Group may be unable to access further equity or debt financing when needed.  As such, there can be no assurance that the Group will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

Table of Content
The Consolidated and Combined Financial Statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Group as of December 31, 2024, and for the year then ended, and for entities comprising the Group, were not appropriate.

We have substantial debt that may be called on demand of lender due to existing or future breach in covenants or defaults.

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

As of December 31, 2024, the Murano Group had complied with all terms and covenants included in its debt instruments, except for the breach of Inmobiliaria Insurgentes 421 to fund the reserve account under the Insurgentes Loan, the interest payment default under the Beach Club Loan with respect to the coupon due in December 2024, and the interest or lease payments, as applicable, under the Exitus Loan, the Finamo Sale and Lease Back Agreements, the Finamo Loans and the Exitus Sale and Lease Back Agreement for the months of January, February March and April 2025. None of these loans or leases have been accelerated by Bancomext, ALG, Exitus or Finamo, respectively, nor have any parties threatened to accelerate such loans, however such defaults could also trigger cross-defaults under other debt and lease instruments in respect of which entities of the Murano Group are obligors. Such payment defaults (in addition to defaults existing as of December 31, 2024) could also trigger cross-defaults under other debt and lease instruments in respect of which entities of the Murano Group are obligors.

Management is reviewing potential defaults and expects to proactively engage in constructive discussions with applicable creditors, none of which has taken or threatened any action as of the date of this Report.

Subsequent phases to our existing projects and potential enhancements at our hotel properties will likely require us to raise additional capital.

We accessed the debt capital markets to issue the 2031 Notes in order to complete subsequent phases of the GIC I Hotel; we will likely need to access the capital markets again or otherwise obtain additional funds to complete subsequent phases of our existing projects, and to fund potential enhancements we may undertake at our facilities there, and elsewhere. We do not know when or if the capital markets will permit us to raise additional funds for such phases and enhancements in a timely manner, on acceptable terms, or at all. Inability to access the capital markets, or the availability of capital only on less-than-favorable terms, may force us to delay, reduce or cancel our subsequent phases and enhancement projects. Delay, reduction or cancellation of the subsequent phases of our projects could subject us to financial penalties, and the possibility of such penalties could require us to obtain additional financing on unfavorable terms.

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

Table of Content
If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations.

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

We will generate indirectly substantially all of our revenues from the hotel management agreements. Our performance depends on the performance of the hotel operators, as well as their ability to pay for certain items related to our properties, such as renovation and maintenance expenses related to furniture, fixtures and other equipment and operating supplies and equipment, insurance, marketing and promotional expenses and costs, among others. We cannot assure you that our properties will generate sufficient revenues, assets, and liquidity to satisfy these obligations or the payment obligations under the hotel management agreements.

We will rely solely on the income and cash flows from the investments made in the properties. Defaults by our hotel operators under the hotel management agreements could materially and adversely affect our business, financial condition, and results of operations.

If the hotel operators or third-party only travel agencies consolidate through merger and/or acquisition transactions, we may experience undefined and unknown costs related to integrating processes and systems, less negotiating power over contracts and/or higher costs of obtaining customers.

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

Table of Content
We may be subject to adverse legislative or regulatory tax changes that could affect our operations.

At any time, the U.S. federal, state or local, Mexican federal or local, or other non-U.S. tax laws or regulations or the judicial or administrative interpretations of those laws or regulations or the policies of the taxing agency or authority may be changed. We cannot predict when or if any new U.S. federal, state or local, Mexican federal or local, or other non-U.S. tax law, regulation or judicial interpretation will be adopted, promulgated, or may become effective, and any such law, regulation or interpretation may take effect retroactively. In particular, the Mexican government has anticipated that a tax reform is to be presented to the Mexican Congress for discussion and thus could potentially be enacted in the near future. Any such change in, or any new, tax law, regulation or administrative or judicial interpretation could adversely affect us and holders of our shares. There is no assurance that such reform or any other reform will not be enacted in the future. In addition, there can be no assurance that new tax laws, regulations, and interpretations or changes in existing tax laws, regulations, and interpretations would not have a material adverse effect on our business, prospects, results of operations, and financial condition. The effects of such changes have not been, and cannot be quantified.

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

The budget estimated for the construction and development of our projects under completion is based on construction costs incurred to date, architectural and design documents and is subject to change as the construction progresses and as contract packages are let into the marketplace. Major projects of the scope and scale undertaken by us are subject to significant development, construction and timing risks, including the following:

•	changes to, or mistakes in, project plans and specifications, some of which may require the approval of state and local regulatory agencies;

•	changes requested by or disputes with, hotel operators;

•	engineering problems, including defective plans and specifications;

•	shortages of, and price increases in, energy, materials, and skilled and unskilled labor, and inflation in key supply markets;

•	delays in delivery of materials or furniture, fixtures or equipment;

•	changes to, or mistakes in budgeting;

•	the financial health of our contractor and subcontractors;

•	changes in laws and regulations, or the interpretation and enforcement of laws and regulations, applicable to real estate development or construction projects;

•	the financial health of our contractor and subcontractors;

•	labor disputes or other work delays or stoppages, including needing to redo work;

•	disputes with and defaults by contractors, subcontractors, consultants and suppliers;

•	site conditions differing from those anticipated;

•	environmental issues, including the discovery of unknown environmental contamination;

•	health and safety incidents and site accidents;

Table of Content
•	weather interferences or delays;

•	fires and other natural or human-made disasters; and

•	other unanticipated circumstances or cost increases.

The development costs of our future projects are estimates only, actual development costs may be higher than expected and we may not have access to additional capital to fund our property development projects and/or otherwise fulfill our business strategy.

Our plans and specifications for the development of our future projects are not complete and may be subject to change. Our current budget is based on our preliminary plans, which are subject to change. We currently expect the total development and construction costs of the projects to be on preliminary estimate in the order of U.S.$709 million. While we believe that our overall budget for the construction costs for these properties is reasonable, a significant portion of these construction costs are only initial estimates, and the actual construction costs may be significantly higher than expected. We currently expect that existing cash resources together with borrowings under our existing financings, will not be sufficient to fund the currently foreseeable construction budget of our development projects and/or otherwise be sufficient to fulfill our business strategy. Therefore, we will likely need additional capital in the future. Our ability to obtain bank financing or to access the capital markets for future debt or equity offerings may be limited by our financial condition, results of operations or other factors, such as our credit rating or outlook at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions and contingencies and uncertainties that are beyond our control. Therefore, we cannot assure you that we will be able to obtain additional capital and/or that we will be able to obtain bank financing or access the capital markets on commercially reasonable terms or at all.

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

We do not operate some of our hotels. As a result, we are unable to directly implement strategic business decisions with respect to the daily operation and marketing of our hotels, such as decisions with respect to the setting of room rates, repositioning of a hotel, food and beverage pricing and certain similar matters. Although we consult with the hotel operators with respect to strategic business plans, the hotel operators are under no obligation to implement any of our recommendations with respect to such matters. Our management agreements require us and our managers to comply with operational and performance conditions that are subject to interpretation and could result in disagreements, and we expect this will be true of any management agreements that we enter into with future third-party hotel managers or operators. We cannot predict the outcome of any arbitration or litigation related to such agreements, the effect of any negative judgment against us or the amount of any settlement that we may enter into with any third party. In the event we terminate a management agreement early and the hotel manager considers such termination to have been wrongful, they may seek damages. Additionally, we may be required to indemnify our third-party hotel managers and affiliates against disputes with third parties pursuant to our management agreements. An adverse result in any of these proceedings could materially and adversely affect our revenues and profitability.

Table of Content
Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, RevPAR, ADR or operating profits, we may not have sufficient rights under our hotel operating agreements to enable us to force the hotel operator to change its method of operation. We generally can only seek redress if a hotel operator violates the terms of the applicable operating agreement, and then only to the extent of the remedies provided for under the terms of the agreement. Some of the operating agreements have lengthy terms and may not be terminable by us before the agreement’s expiration. In the event that we are able to and do replace any of our hotel operators, we may experience significant disruptions at the affected hotels, which may adversely affect our ability to make distributions to holders of Murano Ordinary Shares or Murano Warrants.

The Murano Group is currently discussing with Hyatt Inclusive Collection potential changes to the current operations and administration services of the GIC I Hotel under the GIC I Hotel Management Agreement.

We are dependent on the performance of our hotel managers.

Our Insurgentes 421 Hotel Complex in Mexico City is managed by Hyatt and Accor pursuant to separate hotel management agreements that expire on December 31, 2043. The GIC I Hotel is managed by Hyatt pursuant to management agreements that will expire on December 31, 2038. We could be materially and adversely affected if any third-party hotel manager fails to provide quality services and amenities, fails to maintain a quality brand name or otherwise fails to manage our hotels in our best interest, and could be held financially responsible for the actions and inactions of our third-party hotel managers pursuant to our management agreements. In addition, our third-party hotel managers manage, and in some cases may own or lease, or may have invested in or may have provided credit support or operating guarantees to hotels that compete with our hotels, any of which could result in conflicts of interest. As a result, third-party managers may make decisions regarding competing lodging facilities that are not in our best interests.

We will not control the operation of the properties and we are not in a position to directly implement strategic business decisions regarding the day-to-day operation of our hotel properties, such as setting room rates, food and beverage prices, marketing activities, promotion, and other similar matters, and we will be dependent on our hotel operators to carry out the operation of our hotel properties. Although we have structured and will aim to structure our hotel management agreements so that we have significant visibility with respect to the operation of our hotel properties, and such agreements impose certain performance goals on the hotel operators, we cannot assure that the hotel operators will be able to successfully operate our hotel properties efficiently and profitably, and if they fail to do so, it could have a material adverse effect on our business, financial condition and results of operations.

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

Table of Content
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

While we are in the process of obtaining cybersecurity insurance, there are no assurances that the coverage would be adequate in relation to any incurred losses. Moreover, as cyber-attacks increase in frequency and magnitude, we may be unable to obtain cybersecurity insurance in amounts and on terms we view as adequate for our operations.

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

The terms of our management agreements generally require us to meet specified operating standards and other terms and conditions, and compliance with such standards may be costly. Failure by us, or any hotel management company that we engage, to maintain these standards or other terms and conditions could result in a franchise license being canceled or the franchisor requiring us to undertake a costly property improvement program. If an agreement is terminated due to our failure to make required improvements or to otherwise comply with its terms, we also may be liable to the counterparty for a termination payment, which could materially and adversely affect our results of operations and profitability.

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

Table of Content
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

We are subject to risks associated with the concentration of our Hotels in the Hyatt and Accor family of brands.

Our properties currently utilize or are expected to utilize brands owned by Hyatt and Accor. As a result, our ability to attract and retain guests depends, in part, on the public recognition of these brands and their associated reputation. Changes in ownership or management practices, the occurrence of accidents or injuries, force majeure events, crime, individual guest notoriety or similar events at our hotels or other properties managed, owned, or leased by these brands can harm our reputation, create adverse publicity, subject us to legal claims and cause a loss of consumer confidence in our business. If the Hyatt or Accor brands become obsolete or consumers view them as unfashionable or lacking in consistency and quality, we may be unable to attract guests to our hotels, which could adversely affect our business, financial condition, or results of operations. In addition, any adverse developments or deterioration in Hyatt’s or Accor’s business and affairs, reputation or financial condition could impair its ability to manage our properties and could have a material adverse effect on us.

Our properties are geographically concentrated in Mexico City, Cancun and Ensenada and, accordingly, we could be disproportionately harmed by adverse changes to these markets, natural disasters, climate change and related regulations.

Our existing and projected entire room count is concentrated in Mexico City and Cancun. This concentration exposes us to greater risk to local economic or business conditions, changes in hotel supply in these markets, and other conditions than more geographically diversified hotel companies, including the increasingly presence of Hyatt due to the agreement with Grupo Piñero, a Spain-based hotel operator and leisure services provider announced in October 2024, in which it added approximately 3,200 keys to Hyatt’s all-inclusive hotel offering and a new brand to the portfolio, including four hotels in the Riviera Maya under the Bahia Principe brand, and the acquisition of Playa Hotels & Resorts announced in January 2025, in which it added approximately 8,000 keys to Hyatt’s hotel portfolio (approximately 4,000 keys in Mexico), which further increased Hyatt’s brand presence, increasing nearby competition for the GIC Complex in Cancun.

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

Table of Content
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

We are subject to risks associated with the employment of hotel personnel, particularly with hotels that employ unionized labor.

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

Terrorist acts, armed conflict, civil unrest, criminal activity, and threats thereof, and other events impacting the security of travel or of our contractors or the perception of security of travel or that of our contractors could adversely affect the demand for travel and lodgings.

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

Table of Content
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

We face significant competition in the lodging industry in Mexico.

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

Table of Content
Furthermore, appreciation of the Mexican peso relative to the U.S. dollar could make fulfillment of our U.S. dollar denominated obligations more challenging and could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Our projects, and any future acquisition, expansion, repositioning, redesign, and rebranding projects will be subject to timing, budgeting, and other risks, which could have a material adverse effect on us.

We may develop, acquire, expand, reposition, or rebrand resorts (such as the GIC Complex, the Resort Property in Baja Development Project, the Baja Park Development Project, the Baja Cruise Port, the Baja Marina and the Baja Retail Village we are currently developing or expect to begin developing) from time to time as suitable opportunities arise, taking into consideration general economic conditions. To the extent that we determine to develop, acquire, expand, reposition, redesign or rebrand resorts or convert resorts to condominiums, we could be subject to risks associated with, among others:

•	construction delays or cost overruns that may increase project costs;

•	receipt of zoning, occupancy and other required governmental permits and authorizations;

•	additional works or project changes requested by hotel operators;

•	strikes or other labor issues;

•	development costs incurred for projects that are not pursued to completion;

•	investment of substantial capital without, in the case of developed or repositioned resorts, immediate corresponding income;

•	results that may not achieve our desired revenue or profit goals;

•	acts of nature such as earthquakes, hurricanes, floods or fires that could adversely impact a resort;

•	ability to raise capital, including construction or acquisition financing; and

•	governmental restrictions on the nature or size of a project.

We have seen certain construction timelines lengthen due to competition for skilled construction labor, disruption in the supply chain for materials, especially as a result of COVID-19, and these circumstances could replicate or worsen in the future. As a result of the foregoing, we cannot assure you that any development, acquisition, expansion, repositioning, redesign and/or rebranding project, including the development of the GIC Complex, the Resort Property in Baja Development Project, the Baja Park Development Project, the Baja Cruise Port, the Baja Marina and the Baja Retail Village, will be completed on time or within budget or if the ultimate rates of investment return are below the returns forecasted at the time the relevant project was commenced. If we are unable to complete a project on time or within budget, the resort’s projected operating results may be adversely affected, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Given the beachfront locations of the GIC Complex, we are particularly vulnerable to extreme weather events, such as hurricanes, which may increase in frequency and severity as a result of climate change.

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

Table of Content
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

Consequences of climate change, such as the appearance of large masses of sargassum seaweed in the Yucatán Peninsula and beach erosion effects, could result in decreased tourism appetite in Cancun.

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

Table of Content
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

The cyclical nature of the lodging industry may cause fluctuations in our operating performance.

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

Table of Content
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

Our hotels may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage, or cost for remediation.

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

From time to time, we and/or our affiliates may be involved in legal and other proceedings.

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

Table of Content
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

Lack of sufficient air service to Mexico City, Cancun or Ensenada could adversely affect our business.

Nearly all of our prospective international customers travel to Mexico City, Cancun or Ensenada by air. Although we believe that the current level of air service to Mexico City, Cancun and Ensenada is adequate, any interruption or reduction of air service would prevent many prospective customers from visiting our hotels and reduce our sales and the growth of our business. Many of our guests rely on a combination of scheduled commercial airline services and tour operator services for passenger connections, and price increases or service changes by airlines or tour operators could reduce our occupancy rates and revenue levels and, therefore, have a material adverse effect on our business, financial condition, and results of operations.

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

Illiquidity of real estate investments could significantly impede our ability to sell our Hotels or otherwise respond to adverse changes in our Hotels performance.

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

Table of Content
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

Increases in property taxes would increase our operating costs.

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

These laws and regulations require that we obtain, and maintain (as applicable) several permits in connection with the site preparation, construction and operation of our businesses, which can sometimes impose restrictive covenants or are conditioned to the fulfillment of actions such as the obtaining of prior approval from other local authorities or communities so that they become in full force and effect and we can initiate site preparation and construction; the issuance of these permits can also be delayed due to extreme backlog in the processing of authorizations by some authorities, causing rippled delays in our prospective project schedules and may require us to incur significant additional costs on short notice which may adversely affect our financial condition to move forward with the development of our projects. Our growth strategy may be adversely affected by our ability to obtain permits, licenses and approvals. Our failure to obtain such permits, licenses and approvals could have a material adverse effect on our business, financial condition and results of operations.

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

Table of Content
It is possible that we will require additional capital to meet our financial obligations and support business growth, and this capital might not be available on acceptable terms or at all.

We intend to continue to make significant investments to support our business growth and expect to require additional funds to respond to business challenges. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when and if we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

We have incurred significant additional indebtedness, which may impair our ability to raise further capital or impact our ability to service our debt.

We have incurred significant additional indebtedness during recent periods. Our additional indebtedness may impair our ability to raise further capital, including to expand our business, pursue strategic investments, and take advantage of financing or other opportunities that we believe to be in the best interests of Murano and our shareholders.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, curtailing spending, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. Our additional indebtedness may also impact our ability to service our debt and to comply with financial covenants and the other terms of our relevant credit arrangements, in which case our lenders might pursue available remedies up to and including terminating our credit arrangements and foreclosing on available collateral.

While we have implemented efforts to curtail spending, there is no assurance that any such efforts will be successful or will have intended effect on our available cash.

Our recurring losses and negative cash flow from operations, as well as current cash and liquidity projections, raise substantial doubt about our ability to continue as a going concern.

Based on recurring losses from operations and negative cash flows from operations for the year ended December 2024, and the three months ended March 31, 2025 as well as current cash and liquidity projections, we have concluded that there is substantial doubt about our ability to continue as a going concern for the next twelve months. Our consolidated financial statements have been prepared assuming we will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result if we do not continue as a going concern. You should not rely on our consolidated balance sheet as an indication of the amount of proceeds that would be available to satisfy claims of creditors, and potentially be available for distribution to shareholders, in the event of liquidation.

Table of Content
Risks Related to Doing Business in Mexico

All of Murano’s assets are located in Mexico. Therefore, we are subject to political, economic, legal, and regulatory risks specific to Mexico and the Mexican real estate industry and lodging sector and are vulnerable to an economic downturn, other changes in market conditions, or natural disasters in Mexico or in the regions where our properties are located.

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

Our business may be significantly affected by the Mexican economy’s general condition, by the depreciation of the peso, inflation, and high-interest rates in Mexico, or by political developments in Mexico. Declines in growth, high rates of inflation, and high-interest rates in Mexico have a generally adverse effect on our operations. If inflation in Mexico increases while economic growth slows, our business, financial condition, and results of operations will be affected. In addition, high-interest rates and economic instability could increase our costs of financing.

In the past, the rating agencies rating Mexico and PEMEX have downgraded both Mexico and PEMEX and/or placed them on negative outlooks. On July 18, 2024, Fitch Ratings has affirmed Mexico’s Long-Term (LT) Foreign Currency (FC) Issuer Default Rating (IDR) at ‘BBB-’; with a stable rating outlook. On November 14, 2024, Moody’s assigned Mexico a rating of Baa2; with a stable rating outlook. We cannot ensure that the rating agencies will not announce downgrades of Mexico and/or PEMEX in the future and any such downgrades could adversely affect the Mexican economy and, consequently, our business, financial condition, results of operations, and prospects.

Political instability in Mexico could negatively affect our operating results.

In Mexico, political instability has been a determining factor in business investment. Significant changes in laws, public policies and/or regulations could affect Mexico’s political and economic situation, which could, in turn, adversely affect our business.

Mexican political events may affect our business operations. President Claudia Sheinbaum’s political party and its allies hold a majority in the Chamber of Deputies (Cámara de Diputados) and the Senate (Senado de la República) and a strong influence in various local legislatures. The federal administration has significant power to implement substantial changes in law, policy, and regulations in Mexico, including Constitutional reforms, which could affect our business, results of operations, financial condition, and prospects. We cannot predict whether potential changes in Mexican governmental and economic policy could adversely affect Mexico’s economic conditions or the sector in which we operate. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, results of operations, financial condition, and prospects.

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

Table of Content
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

Mexico’s economy is vulnerable to global market downturns and economic slowdowns. Moreover, Mexico’s economy is largely influenced by economic conditions in the United States and Canada as a result of various factors, including the volume of commercial transactions under the United States-Mexico-Canada Agreement (the “USMCA”) and the level of U.S. investments in Mexico. Therefore, events and conditions that affect the U.S. economy can also directly and indirectly affect our business, financial condition, and results of operations.

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

The U.S. economy heavily influences the Mexican economy, and therefore, the deterioration of the United States’ economy, the status of the USMCA or other related events may impact the economy of Mexico. Economic conditions in Mexico have become increasingly correlated to economic conditions in the United States as a result of the North American Free Trade Agreement, which has induced higher economic activity between the two countries and increased the remittance of funds from Mexican immigrants working in the United States to Mexican residents. In 2023 Mexico surpassed China as the largest exporter to the U.S. and on an annual basis, as of December 31, 2024, U.S.$505.9 billion or 84% of Mexico’s total exports were purchased by the United States, the single country with the highest share of trade with Mexico. It is currently unclear what the results of the USMCA and its implementation will be. The new terms of the USMCA could have an impact on Mexico’s economy generally and job creation in Mexico, which could significantly adversely affect our business, financial performance, and results of operations.

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

Table of Content
Tariffs and trade restrictions could increase our costs and delay our projects.

The United States has imposed tariffs on various goods from Mexico and Canada, including key construction materials like steel and aluminum. These trade barriers—for example, a 25% duty on imported steel—have driven up the cost of critical building components needed for our development projects. Tariffs broadly raise prices across the supply chain for essential inputs such as cement, lumber, copper, steel and aluminum, directly increasing our construction expenses in Mexico. Trade measures can also disrupt supply chains: tariffs often slow down customs processing and cause material shortages or delivery delays, which put our projects at risk of schedule overruns and higher costs. If our construction costs surge or projects are delayed due to tariff-related issues, we may not be able to fully offset these impacts or pass them on to customers, which could adversely affect our profitability.

Trade tensions also create broader risks for our industry, especially in the hospitality sector. In retaliation to U.S. tariffs, Mexico has implemented tariffs on U.S. exports—focusing on products like steel and agricultural goods—with rates as high as 15% to 25%. Such retaliatory measures can increase the cost of goods and services in our hotels and resorts. For instance, higher duties on imported food and beverages can raise operating costs for our projects in Mexico. Similarly, Canada and other U.S. trading partners have responded with their own counter‑tariffs on U.S. products, compounding the potential supply disruptions and cost pressures on materials and goods we rely on. These trade actions could also dampen economic activity or spur inflation in Mexico and Canada, which may reduce business investment, consumer spending, and travel in those markets—factors that are important to our operations.

Moreover, the regulatory trade environment is in flux, and shifting policies make long-term project planning challenging. Major trade negotiations and agreements (such as the transition from North American Free Trade Agreement to the USMCA) have been influenced by tariff disputes, and future policy changes could occur with little warning. This unpredictability means the costs and availability of construction materials, as well as the viability of cross-border projects, can change abruptly. We cannot predict further developments in trade policy, and existing or future tariffs or other trade restrictions (including retaliatory measures) could materially and adversely affect our development projects, operating results and financial position.

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

Table of Content
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

In September 2024, the U.S. Department of State updated its travel advisory to U.S. citizens about the risk of traveling to certain regions in Mexico due to threats to safety and security posed by organized criminal groups. While no travel restrictions are in place for U.S. government employees for Mexico City or Quintana Roo state (including Cancun), the U.S. Department of State suggests exercising increased caution due to crime in these areas. Continuing travel advisories by the U.S. Department of State in these and other states, and any future travel advisories issued by the U.S. or other countries could reduce tourism to Mexico generally or any of the regions in which our hotels are located. Any such decline could adversely affect occupancy at our hotels, which could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and antitrust laws and regulations in Mexico.

We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations of Mexico. In addition, we are subject to regulations on economic sanctions that restrict our dealings with certain sanctioned countries, individuals, and entities. There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud, or violations of law by our affiliates, employees, directors, officers, partners, agents, and service providers or that any such persons will not take actions in violation of our policies and procedures. Any violations by us of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on our business, financial condition, results of operations, and reputation.

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

Table of Content
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

Risks Related to Murano Being a Public-Company

Murano will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, Murano has incurred and will continue to incur significant legal, accounting, and other expenses that it did not incur as a private company. For example, Murano is subject to the reporting requirements of the Exchange Act and is required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and Nasdaq.

Table of Content
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

As a “foreign private issuer,” Murano is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025.

In the future, Murano could lose its foreign private issuer status if a majority of its ordinary shares are held by residents in the United States and it fails to meet any one of the additional “business contacts” requirements. Although Murano intends to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, its loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to Murano under U.S. securities laws if it is deemed a U.S. domestic issuer may be significantly higher. If Murano is not a foreign private issuer, it will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, it would become subject to the Regulation FD promulgated by the SEC, aimed at preventing issuers from making selective disclosures of material information. It also may be required to modify certain of its policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, it may lose our ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. Nasdaq rules also require shareholder approval of certain share issuances, including approval of equity compensation plans. As a foreign private issuer, Murano is permitted to follow home country practice in lieu of the above requirements. While it is not currently using the following exemptions from certain Nasdaq corporate governance standards as of the date of this Report, as long as it relies on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on its board of directors are not required to be independent directors, its remuneration committee is not required to be comprised entirely of independent directors and it will not be required to have a nominating and corporate governance committee. Also, Murano would be required to change its basis of accounting from IFRS as issued by the IASB to U.S. GAAP, which may be difficult and costly for it to comply with. If Murano loses its foreign private issuer status and fails to comply with U.S. securities laws applicable to U.S. domestic issuers, it may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq, and other regulators, among other materially adverse consequences.

Table of Content
Murano Group’s financial reporting infrastructure requires enhancement to meet the requirements of a public company.

We are required to meet onerous standards of financial reporting and control to satisfy the needs of a company listed on Nasdaq and significant changes and enhancements are required to staffing and infrastructure to deliver these requirements. The Murano Group is the consolidation and combination of several private entities under common control in 2024 and prior years, respectively; however, such entities were previously managed as a family business. We were not previously required to perform an evaluation of internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act and it is likely if an evaluation had been performed, certain control deficiencies may have been identified, and those control deficiencies could have also represented one or more material weaknesses.

Murano Group has identified material weaknesses in its internal control over financial reporting.

In connection with the audit of Murano Group’s Consolidated and Combined Financial Statements as of and for the year ended December 31, 2024, Murano Group’s management and its independent registered public accounting firm identified deficiencies that Murano Group concluded represented material weaknesses in its internal control over financial reporting primarily attributable to its lack of an effective control structure and sufficient financial reporting and accounting personnel. The material weaknesses in the control framework were identified and include the following:

•	Lack of management review regarding the identification and assessment of the proper accounting of unusual significant transactions.

•	Failure of design and implementation controls to properly evaluate the appropriateness of consolidated financial statements and disclosures in accordance with the applicable framework.

•
The Group does not have sufficient technical personnel with an appropriate level of technical experience required for timely and accurate financial accounting in accordance with IFRS and reporting requirements, and

•	Lack of sufficient technological infrastructure.

This could result in material misstatements in Murano Group’s historical financial reports and, if Murano Group is unable to successfully remediate the material weaknesses, the accuracy and timing of Murano Group’s financial reporting maybe adversely affected, investors may lose confidence in the accuracy and completeness of Arrival’s financial reports, and the market price of the Notes may be materially and adversely affected.

The Murano Group is in the process of enhancing the financial reporting infrastructure and internal control environment for the newly combined business including the hiring of suitably qualified personnel with appropriate technical accounting knowledge and experience with respect to the design and implementation of a robust system of internal controls, the application of IFRS, and the implementation of a reporting structure to deliver internal and external reporting befitting a Nasdaq listed company. Currently, the Murano Group is migrating the accounting system to Oracle Net Suite, a robust ERP that is expected to help the Murano Group to reduce manual processes and enhance the control environment. We cannot assure you these actions will be effective to address any material weaknesses and if unable to successfully address we could be unable to report financial results accurately on a timely basis. Any failure to timely provide required financial information could materially and adversely impact us, including a potential loss of investor confidence or delisting.

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

Table of Content
The fair value of our fixed assets requires subjective judgment and may be subject to volatility, which could significantly affect our financial condition.

The valuation of our fixed assets is inherently subjective due to the individual nature of the assets as well as the observable and unobservable inputs that are used in the calculation, as a result, valuations are subject to uncertainty. Our fixed assets measured at fair value include land, construction in process and investment properties. The accounting policy choice under IFRS is a matter of judgment, in which case we believe that best reflects the nature of our business. We determine the fair value of our assets using accredited independent appraisers.

Observable and unobservable inputs may be subject to change, volatility, uncertainty and may not be available in the future periods. As a result, there is no assurance that the valuations of our interests in the properties reflected in our financial statements would reflect actual sale prices even where any such sales occur shortly after the financial statements are prepared.

Our results of operations include gain on revaluation adjustments on investment properties, which may fluctuate significantly over financial periods.

For the year ended December 31, 2024, we had a gain on revaluation of investment properties of Ps.$239.5 million. The adjustments were not actual cash flow transactions or generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, we will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and will be subject to market fluctuations.

We cannot guarantee whether changes in market conditions will increase, maintain or decrease the fair value gains on our investment properties at historical levels or at all. In addition, the fair value of our investment properties may materially differ from the amount we receive from any actual sale of an investment property. If there is any material downward adjustment in the revaluation of our investment properties in the future or if our investment properties are disposed of at significantly lower prices than their valuation or appraised value, our business, financial condition, and results of operations may be materially and adversely affected.

The fair value of our fixed assets (including construction in process and land) may be harmed by certain factors that may entail impairment losses not previously recorded.

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

Table of Content
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

Based on the expected composition of Murano’s gross assets and income and the manner in which Murano expects to operate its business in 2025 and future years, Murano does not expect to be classified as a PFIC for U.S. federal income tax purposes for Murano’s 2025 taxable year or in the foreseeable future. However, whether Murano is a PFIC is a factual determination made annually, and Murano’s status could change depending, among other things, upon changes in the composition and relative value of its gross receipts and assets. Accordingly, there can be no assurances Murano will not be a PFIC for its 2025 taxable year or any future taxable years.

If Murano is a PFIC for any taxable year during which a U.S. holder owns Murano Ordinary Shares, the U.S. holder generally will be subject to adverse U.S. federal income tax consequences and additional reporting requirements. U.S. holders of Murano Ordinary Shares and Murano Warrants should consult their tax advisors regarding the application of the PFIC rules to Murano and the risks of investing in a company that may be a PFIC. See “Material U.S. Federal Income Tax Considerations-Application of the PFIC Rules to Murano Ordinary Shares and Murano Warrants.”

Risk Related to the Ownership of Murano Ordinary Shares

Murano’s board of directors and management have significant control over Murano’s business.

Murano’s directors and executive officers beneficially own, directly or indirectly, in the aggregate, approximately 69,152,609 Murano Ordinary Shares, representing a maximum aggregate of approximately 87.2% of the combined voting power of Murano’s outstanding capital stock (excluding any warrants, options or other securities exercisable for Murano Ordinary Shares). As a result, in addition to their day-to-day management roles, Murano’s executive officers and directors are able to exercise significant influence on Murano’s business as shareholders, including influence over election of members of the board of directors and the authorization of other corporate actions requiring shareholder approval.

Table of Content
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

Murano’s pre-Business Combination shareholders and the HCM Initial Shareholders, who are subject to lock-ups, hold maximums of approximately 87.2% and 11.1%, respectively, of Murano Ordinary Shares following the Business Combination exclusive of the dilutive impact of the exercise and conversion of certain securities. On a fully-diluted basis, the HCM Initial Shareholders hold a maximum of 9.2% of the total outstanding shares. Such shareholders are subject to the lock-ups described elsewhere in this Report, and as a result there may initially be limited liquidity in the trading market for our shares. In addition, even once the applicable lock-up periods expire, the liquidity for our shares may remain limited given the substantial holdings of such shareholders, which could make the price of our shares more volatile and may make it more difficult for investors to buy or sell large amounts of our shares.

There are no current plans to pay cash dividends on Murano Ordinary Shares for the foreseeable future.

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

An active trading market for Murano Ordinary Shares may not develop.

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

Future resales of the Murano Ordinary Shares issued in connection with the Business Combination may cause the market price of Murano Ordinary Shares to drop significantly.

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

Table of Content
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

Table of Content
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

Business Combination

On March 20, 2024, Murano PubCo announced the completion of the previously announced business combination with HCM, pursuant to the amended & restated business combination agreement, dated as of August 2, 2023, by and among Murano, HCM, Murano PV, Elías Sacal Cababie, ESAGRUP, Murano Global B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, having its official seat in Amsterdam, the Netherlands and registered with the Dutch trade register under number 89192877, MPV Investment B.V., a private limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands and registered with the Dutch trade register under number 89196651, and New CayCo (the “Original Business Combination Agreement”, as amended by the First Amendment to the Business Combination Agreement, dated as of December 31, 2023, the “Business Combination Agreement”).

In connection with, and prior to, the Business Combination, on March 1, 2024, Murano converted from a private limited company operating under the name “Murano Global Investments Ltd.” into a public limited company operating under the name “Murano Global Investments PLC”.

Pursuant to the terms of the Business Combination Agreement, among other things, the following transactions occurred: (i) New CayCo merged with and into HCM, the separate corporate existence of New CayCo ceasing with HCM being the surviving company and a wholly owned direct subsidiary of Murano Global Investments (the “Merger”) and (ii) HCM changed its name to “Murano Global Hospitality Corp”. The surviving company is centrally managed and controlled from, and resident for tax purposes in, the United Kingdom.

In addition, at the effective time of the Merger, (i) each issued and outstanding HCM ordinary share, par value $0.0001 per share (the “HCM Ordinary Shares”) was automatically canceled and extinguished, and each holder of HCM Ordinary Shares received merger rights representing a corresponding number of Murano ordinary shares, no par value per share (the “Murano Ordinary Shares”), and (ii) each issued and outstanding warrant to purchase one HCM Ordinary Share automatically ceased to represent a right to acquire an HCM Ordinary Share and converted into and represent a right to acquire Murano Ordinary Shares (each, a “Murano Warrant”) and each Murano Warrant (a) has an exercise price of $11.50 per whole warrant required to purchase one Murano Ordinary Share, and (b) will expire on the five-year anniversary of the closing date of the Business Combination (i.e., March 20, 2029).

As a result of the foregoing transactions, there were 79,242,873 ordinary shares and 16,875,000 warrants outstanding as of March 20, 2024.

On March 14, 2024 Murano Global Investments incorporated the entity Murano Service Operations Limited in Dublin, Ireland. The purpose of the new entity is to help Murano to optimize the performance of its operating assets by acting as a marketing and business services provider to the Murano Group.

On March 21, 2024, Murano’s ordinary shares and warrants commenced trading on the Nasdaq under the symbols, “MRNO” and “MRNOW,” respectively.

Table of Content
Murano Group Reorganization Prior to Business Combination

Prior to and in connection with the Business Combination, the Murano Group implemented a corporate reorganization consisting of share transfers and assignments of trust rights with the purpose of, among other aspects, Murano Global Investments becoming the ultimate parent company of the Murano Group consolidating all the subsidiaries of the Group as well as being the shareholder of 99.99% of the stock of Murano PV (the “Murano Group Reorganization”).

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

For more information about the Murano Group Reorganization transactions, see “Item 5—Operating and Financial Review and Prospects—A. Operating Results—Murano Group Reorganization Prior to Business Combination.”

Corporate Information

Our principal corporate offices are located at 25 Berkeley Square, London W1J 6HN, United Kingdom (+44 20 7404 4140) and at FFCC de Cuernavaca No. 20, 12 Floor, Lomas de Chapultepec, Sección III, Miguel Hidalgo, 11000, Mexico City, Mexico (+52-55-92-67-83-60). Murano Group’s website address is https://www.murano.com.mx/en/. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, even if it might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Report and you should not rely on any such information in making your decision whether to purchase our ordinary shares.

The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http www.sec.gov. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink.

Recent Developments

On January 5, 2024, April 9, 2024, and December 3, 2024, we entered into the Finamo Loans as defined and discussed in “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt—Finamo Loans.”

On March 20, 2024, we completed the Business Combination as discussed in “- A. History and Development of the Company—Business Combination.”

On September 12, 2024, we issue the 2031 Notes which proceeds were used to (i) repay existing debt facilities of the Murano Group (including the GIC I Loan), (ii) fund the applicable debt service reserve account, (iii) pay transaction costs and expenses, and (iv) fund working capital and support completion costs with respect to the GIC I Hotel.

On September 30, 2024, The Group restructured its debt with Exitus Capital and substitute the remaining balance of the three loans signed at that date in the amounts of U.S.$15 million, U.S.$2.4 million and U.S.$715k, respectively. The amount of the new credit line was U.S.$18.1 million

On October 17, 2024, the Group and NAFIN signed a secured loan agreement up to U.S.$70.3 million. This loan is intended to assist the Group with its working capital. The Group received the tranche A and part of the tranche B on October 28, 2024, in the amount of U.S.$54.9 million at the signature date of the agreement.

Table of Content
On January 30, 2025, Murano World signed a loan agreement with Sofoplus up to US. $6 million with draws of US $871k and $5.1 million on January 31, 2025, and February 13, 2025. This loan has to pay monthly interest at the annual interest rate of 16%, with maturity on February 1, 2028.

On March 7, 2025, Murano World extended the maturity of the Santander loan in the amount of US.$1.5 million from March 7, 2025, to March 7, 2027.

On March 12, 2025, the Issuer Trust and Tecnología en Cuentas por Cobrar, S.A.P.I. de C.V., as supervisor under the Issuer Trust, used the amounts on deposit in the debt service reserve account of the Issuer Trust to make the payment of the coupon corresponding to such date.

On April 4, 2025, Murano World repaid in full the outstanding balance of the sale and lease back agreement with Exitus at that date in the amount of $3,3 million.

On April 22, 2025, Operadora GIC I, on behalf of itself and the Issuer Trust, gave notice of the occurrence of a Rapid Amortization Event due to the failure by the Issuer Trust to maintain a debt service coverage ratio of at least 1.0:1.0 as of the calculation date falling on March 31, 2025.  Such Rapid Amortization Event did not result in the debt being callable under the terms of the Senior Secured Notes.

On April 30, 2025, the Issuer Trust gave notice to CIBanco, as trustee of the GIC I Trust, Banco Actinver, S.A., Institución de Banca Múltiple, as onshore collateral agent, and The Bank of New York Mellon, as indenture trustee, that as of the Calculation Date falling on March 31, 2025, the Debt Service Coverage Ratio was 0.55x.

As of the date of the issuance of these Consolidated and Combined financial statements the Group did not make interest or lease payments, as applicable, under the Leases for the months January, February March and April 2025. Such payment defaults (in addition to defaults existing as of December 31, 2024) could also trigger cross-defaults under other debt and lease instruments in respect of which the Group is an obligor. Management is reviewing potential defaults and expects to proactively engage in constructive discussions with applicable creditors, none of which has taken or threatened any action as of the date of issuance of these financial statements.

B.	Business Overview

Overview

On March 20, 2024, Murano PubCo, completed the Business Combination described in more detail under “Item 4. Information on the Company—A. History and Development of the Company-Business Combination.” As a result, on March 21, 2024, Murano’s ordinary shares and warrants commenced trading on Nasdaq under the symbols, “MRNO” and “MRNOW,” respectively.

We are an international development corporate group with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico with a vision to create competitive and leading investment vehicles for the acquisition, consolidation, operation, and development of real estate assets. We also provide comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, tourism real estate projects, among others. We have a national footprint and international outreach aimed at institutional real estate investors.

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

Operational Hotels

Our current portfolio of operational hotels (the “Operational Hotels”) consists of:

•
Andaz Hotel: the Andaz Mexico City Condesa operated by Hyatt, is part of the Insurgentes 421 Hotel Complex in Mexico City. Completed in 2022 and has been operational since the first quarter of 2023, the Andaz Hotel has 213 rooms and several amenities, including a sky bar “Cabuya Rooftop”, multiple restaurants, an auditorium, breakout rooms, a business center, a pet friendly area and restaurant for pets, the “Wooftop”, a gym and a spa. It also has a 954.31 sqm ballroom with a crystal dome with a capacity for 49 tables and 588 guests.

Table of Content
•
Mondrian Hotel: the Mondrian Mexico City Condesa operated by Accor, is part of the Insurgentes 421 Hotel Complex in Mexico City. Completed in 2022 and has been operational since the first quarter of 2023, the Mondrian Hotel has 183 rooms and several amenities, including a “Sky Bar” restaurant, a “Terraza” bar and a “Flower Shop” coffee shop.

•
Vivid Hotel: the Hyatt Vivid Grand Island operated by Hyatt is part of the GIC I Hotel in the GIC Complex in Cancun. Recently completed and operational since April 2024, the Vivid Hotel is an adult-only brand all-inclusive hotel categorized as five-star upper scale with 400 rooms and several amenities, including one main buffet, one coffee shop, the vantage club for VIPs, seven specialty restaurants, six bars, gym, spa, one retail shop, and 1,010 sqm space for events.

The Grand Island Beach Club is part of the GIC Complex in Cancun and commenced operations in April 2024. The Beach Club provides services to the Vivid Hotel and will provide services to future hotels located in the GIC Complex.

Project Under Completion

The Murano Group is also developing a leisure and residential complex in the GIC Complex, which was previously expected to include approximately 1,016 hotel rooms and 1,254 condominiums, including a convention center (under the World Trade Center brand), a water park and a beach club (the “Project Under Completion”). In light of recent market conditions and the evolving market outlook, the Murano Group’s management and board of directors have revised the Group’s strategic development pipeline to prioritize the development and commercialization of condominiums (residential units), which we believe better serves the interests of the Group’s shareholders.

The GIC Complex is being developed in two phases. Phase one, which is nearing completion, was initially planned to include 1,016 hotel rooms under two brands: (i) 400 rooms, already operational under the “Vivid” brand, an adults-only concept; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly offering. The opening of the Dreams Hotel has been delayed to the fourth quarter of 2025 to allow the Group, in coordination with the hotel operator, to apply insights from the operation of the Vivid Hotel and to complete certain improvements. These include enhancements required to meet the hotel operator’s global building standards and updates to the common areas, including expanded meeting and event spaces.

The Group is currently conducting a strategic review of the GIC I phase. While the existing plan continues to contemplate the full buildout of 1,016 hotel rooms, it is increasingly unlikely that this target will be maintained. The Group is evaluating whether to proceed with this plan or pursue alternative development options, including the potential replacement of the Dreams Hotel component with additional residential units. As part of this review, the Group is also assessing funding needs, potential modifications to the development pipeline, and possible adjustments to the operations and administrative services agreement with the hotel operator.

Projects to be Developed

We currently own the following projects that we plan to develop (the “Projects to be Developed”):

•
GIC Phase II: part of the new strategic pipeline, phase two is planned to consist is planned to consist of a total of approximately 1,254 condominiums, divided into four condominium towers with partial views of the ocean, lagoon and/or adjacent golf course owned by Iberostar. The list of amenities includes pools, tennis court, volleyball court, snack bar, firepits, jungle gym, pet garden, spa, coworking rooms, among others. The Group’s management and board of directors are continuously evaluating the plan for phase two of the GIC Complex. We expect the development of the first 466 condominiums to cost approximately U.S.$87.2 million.

Table of Content
•
Baja Cruise Port: Development of a cruise port with a capacity of 2 million passengers per year. The Group is in early-stage discussions regarding financing terms with a national bank and has signed a memorandum of understanding with a major global cruise line operator. We expect the development of the Baja Cruise Port to cost approximately U.S.$136 million.

•	Baja Marina: Development of a marina consisting on approximately 15,000 linear ft slip spaces. We expect the development of the Baja Marina to cost approximately U.S.$32 million.

•	Baja Retail Village: Development of Baja Retail Village with a leasable area of approximately 45,000 sqm. We expect the development of the Retail Village to cost approximately U.S.$55 million.

•
Resort Property in Baja Development Project: this resort is expected to have two five-star upper-upscale resorts, one with 371 keys and a second one with 400 keys. Based on preliminary estimates, we expect the development of the Resort Property in Baja Development Project to cost approximately U.S.$180 million. We have not yet begun the process of trying to secure financing for the development of this project. Therefore, we do not know when and if we will be able to begin construction of this project.

•
Baja Park Development Project: this industrial park project in Ensenada, will consist of 363,262 sqm of leasable space. This project is currently under evaluation, and we have not yet begun the process of trying to secure financing for its development. Therefore, we do not know when and if we will be able to begin construction of this project. We expect the development of the Baja Park to cost approximately U.S.$122 million.

The Group is exploring strategic alternatives to complete phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with Hyatt Inclusive Collection, with respect to the GIC I Hotel regarding potential changes to the current operations and administration services agreement).

The GIC Phase II, the Resort Property in Baja Development Project, the Baja Park Development Project, the Baja Cruise Port, the Baja Marina and the Baja Retail Village are projects that we plan to develop subject to planning and environmental approvals as well as Murano Group being able to secure financing on acceptable terms.

Our portfolio is expected to be comprised of all-inclusive resorts and residential condominiums, several of which will share the following characteristics: (i) prime beachfront locations; (ii) convenient air access from a number of North American and other international gateway markets; (iii) strategic locations in popular vacation destinations in Mexico with strong government commitments to tourism; (iv) high quality physical condition; and (v) capacity for further growth through incremental renovation or repositioning opportunities. We believe that the resorts of our portfolio will have a competitive advantage due to their location, amenities offering, large-scale and guest-friendly design.

Management of the Hotels

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

Market Opportunity

We believe there is an extraordinary market opportunity for our hotels, which are located in the two largest business and leisure destinations in Mexico. Mexico City is a significant cultural center and business hub representing approximately 14.8% of the country’s GDP. While there are multiple hotel developments that compete with us in terms of quality and geographic location within the city, most of these will be opening after 2025 and are of a smaller scale.

Table of Content
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

Competitive Strengths

We believe the following are our key competitive strengths:

Luxury Hotel Assets with Naturally Hedged Revenues at Strategic International Destinations

We own five-star upper-scale Hotels, consisting of: (i) the Andaz Hotel and the Mondrian Hotel, currently operational, in the Insurgentes 421 Hotel Complex in Mexico City, and (ii) the GIC I Hotel in Cancun, consisting of the Vivid Hotel, currently operational, and the Dreams Hotel (Project Under Completion). We believe the Hotels and resort properties therein represent a competitive advantage due to their privileged locations in areas with dynamic demand characteristics and high barriers to entry, strong brand affiliations, superior amenities offerings, and their large-scale and cutting-edge architectural design. The properties’ prime real estate and strategic locations are expected to generate significant tourist interest and business activity and strong demand for superior lodging.

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

In addition, we expect the Hotels to feature state-of-the-art technology and amenities, including restaurants, bars, conference centers, ballrooms, pools, spas, gyms and, in the case of the GIC Complex, the GIC Retail Village, GIC Water Park and the largest convention center in the region operated under the name of the WTCA. We have designed and believe our properties are positioned to be the preferred destination for leisure, business and group travelers.

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

Table of Content
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

Long-term Strategic Partnerships with World Class Designers, Construction Companies, and Hotel Operators with Global Premium Hospitality Brands

We benefit from the experience and expertise of our internationally recognized design, construction, engineering, and project management partners. The GIC Complex has been designed by HOK—the largest U.S.-based design, architecture, engineering and urban planning firm—and GIC Complex’s landscaping, outdoor amenities and aquatic parks have been designed by EDSA, a renowned U.S.-based planning, landscape architecture and design firm. The supervision of the construction and engineering process is managed by Ideurban, a leading construction management firm with over 70 years of experience managing the construction of emblematic hotels in Mexico, including the St. Regis Ciudad de Mexico, St. Regis Punta Mita and Westin Brisas Ixtapa. We believe the skills and capabilities of these partners and their substantial experience successfully designing, constructing, and managing premier quality hotels and resorts enhances the value of our properties.

Hyatt is the largest operator of luxury hotels in Mexico and the Caribbean, and of luxury all-inclusive resorts in the world. As of December 31, 2024, Hyatt had 71 hotels in Mexico, 53.5 million Loyalty program members, and presence in over 76 countries across the globe. Accor is a leading hotel management service provider with more than 851,000 rooms across 110+ countries and more than 110 hotels in the pipeline for LatAm.

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

Insurgentes 421 Hotel Complex

The Andaz Hotel is operated by Hyatt under the Andaz brand (owned by Hyatt), who has a strong combination of global loyalty programs and local know-how in the location. Additionally, the Mondrian Hotel is operated by Accor under the Mondrian brand (owned by Accor) as its first luxury hotel property in Mexico City, making the location its flagship hotel in Latin America. As such, we believe Accor will have strong incentives to provide high-quality management. Though the Andaz Hotel and the Mondrian Hotel are separate hotels and operators, both brands coexist within the same building, allowing for operating efficiencies, a wider product offering and capturing a larger target market.

In addition, to maximize our partnership with Hyatt and Accor we have structured long-term hotel management agreements. Accor’s agreement for the Mondrian Hotel includes a fee arrangement tied to occupancy and performance targets consistent with the quality of the property, based on a minimum amount of adjusted gross operating profit. As part of that agreement, Accor will be entitled to a base fee of 2.0% of gross revenue the first year, as well as fees related to food & beverage (up to 2% of gross revenue per annum); in addition, Accor will be paid an incentive fee of 15% over the special adjusted gross operating profit (meaning the gross operating profit, less the following: (i) base fee; (ii) all property taxes; (iii) insurance costs; (iv) replacement reserve contribution; and (v) an amount equal to eight percent (8%) of the total project costs (which is the sum of all costs and expenses incurred by OHI421 Premium in connection with the development, construction, initial furnishing and initial equipment of the Mondrian Hotel and an aggregate amount of $200,000 per key at the Mondrian Hotel)).

Table of Content
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

Green Certified Hotels with a Long-Term Commitment to Sustainability

The Andaz Hotel and the Mondrian Hotel have received the EDGE Green Building Certification. Excellence in Design for Greater Efficiencies (“EDGE”) is a green building standard and certification system developed by the International Finance Corporation and applicable in 140 countries. The areas of assessment on the environmental performance of the buildings include: (i) climate conditions of the location, (ii) building type and output use, (iii) design and specifications and (iv) calculation of end-use demand, which considers overall energy demand, heating, ventilation and air condition, water demand and estimations on rainwater harvesting or recycled waters on-site. To achieve an EDGE certification, a building must demonstrate a minimum of 20% reduction in operational energy consumption, water use, and embodied energy in materials as compared to typical local practice.

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

Table of Content
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

Diversify our Revenue Mix

We expect to capitalize on the state-of-the-art amenities at the Hotels, as well as their strategic locations, to diversify our revenue mix. We expect the superior amenities at our properties, including restaurants, bars, spas, and facilities for large conferences, banquets, and weddings, will provide an additional source of operating cash flows and reduce overall sensitivity to seasonal changes in demand for lodging among leisure and business travelers. We also believe that the operation of the properties of the Hotels under different brands that target different demographics and customer preferences will further diversify our sources of revenue.

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

Furthermore, we prioritize social, environmental, and biodiversity issues in all the locations in which we operate. Our corporate social responsibility activities have the ultimate goal of positively impacting one or more of the 17 United Nations’ Sustainable Development Goals, with a focus on those sustainable development goals for which it has a greater responsibility, such as creating more sustainable cities, promoting innovation in industrial sectors and fighting climate change, in the context of the environment in which we operate and the nature of our business as a real estate developer.

Table of Content
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

Description of the Properties

See “Item 4. Information on the Company—D. Property, Plant and Equipment” for descriptions of our properties and the construction methods, material agreements and project agreements related to our properties.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt” for descriptions of the existing indebtedness related to our properties.

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

The existing and upcoming luxury hotel offerings are aligned with the vibrant pulse of the city, providing a deep connection to the local culture and unique experiences. Andaz Condesa and Mondrian Condesa embody this vision, delivering high-end hospitality with a focus on contemporary design and cultural integration. In the coming years, these hotels are expected to continue benefiting from the dynamic luxury market in the area, with potential increases in rates as competition and demand for authentic and sophisticated experiences continue to grow.

Cancun is the top destination in the Caribbean with more passenger arrivals than Dominican Republic, its closest competitor. We estimate that total passenger traffic in Cancun in upcoming years will maintain its levels achieved in 2024, which have surpassed those seen before the COVID-19 pandemic by approximately 14%. In the last several years, the number of total passengers visiting Cancun has grown at a considerably higher pace than the number of hotel rooms, creating an opportunity in the hospitality industry. Available hotel rooms in Cancun, per the most recent available data for June 2023 shows 35,250 available hotel rooms, compared to 35,115 available hotel rooms in 2019, prior to the COVID-19 pandemic. By 2023, passenger arrivals in Cancun had already surpassed 2019´s figures

Seasonality

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

Table of Content
Marketing

The commercial strategy for Hyatt Vivid Grand Island emphasizes targeted promotions across key markets, including the USA, Canada, Asia, Latin America, and Europe, supported by major campaigns like “Savor the Sunshine” and partnerships with OTAs and tour operators. The hotel focuses on growing segments such as weddings, golf, and MICE, while leveraging direct channels and loyalty programs like World of Hyatt. Customized offers for niche markets and exclusive UVC promotions further enhance demand generation and brand positioning throughout the year.

The commercial strategy for Mondrian Mexico City Condesa prioritized maximizing the average daily rate and departmental profits through dynamic pricing and cost control, while securing corporate and incentive group business despite space limitations. Direct booking campaigns such as “Book Direct & Save” and “Suite Savings” drove growth in the average daily rate, complemented by aggressive pricing strategies through online travel agencies and wholesale channels to build occupancy. Marketing efforts boosted visibility and conversions through digital channels, social media, and targeted email campaigns.

The commercial strategy for Andaz prioritized revenue growth in the transient and group segments through loyalty promotions, negotiated corporate rates, and strong wholesaler partnerships, while mitigating shortfalls in banquets. Key accounts and online travel agencies drove demand, supported by proactive sales blitzes and digital marketing campaigns. Expense control and dynamic pricing further enhanced profitability despite challenges in the group and events business.

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

Our operations are subject to laws, regulations, rules and standards, including those related to ecological ordinance, environmental impact and risk assessments, municipal and/or forest land use changes, air pollution, flora and fauna conservation, efficient or rational use of natural resources, health and safety matters, and to oversight by various federal, state and/or local environmental authorities in each of the places in Mexico in which we operate. See “Item 3. Key Information—D. Risk Factors-Risks Related to Murano’s Business and Operating in the Hotel Industry—Our properties and operations are subject to extensive environmental, health and safety laws and regulations.”

Table of Content
These laws and regulations require that we obtain and maintain (as applicable) several permits in connection with the site preparation, construction and operation of our businesses, which can sometimes be conditioned to the fulfillment of affirmative covenants so that they become in full force and effect and we can initiate construction. We believe we are in material compliance with obligations applicable to our projects established in environmental laws and regulations.

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

Table of Content
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

Regulatory Overview

General

Our hotels are subject to various Mexican federal, state and local laws, ordinances and regulations, including regulations relating to zoning, fire and safety requirements, among others. We believe that each of our hotels has the necessary permits and approvals to operate its business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Murano’s Business and Operating in the Hotel Industry—Our properties and operations are subject to extensive environmental, health and safety laws and regulations.”

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

Table of Content
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

Overview of Mexico and the Mexican Lodging Industry

Macroeconomic Overview

During 2024, the Mexican economy continued to expand despite continued uncertainty regarding global economic conditions, prevailing inflationary pressures, high interest rates and adverse economic effects from global conflicts. Mexico’s real GDP increased by 0.2% in the three months ended March 31, 2025, vs. the prior three-month period ended December 31, 2025. Real GDP is expected to grow up to 0.4% in the twelve-month period ending December 31, 2025.

Moreover, Mexico continues to show a robust labor market with an unemployment rate was 2.2% as of March 31, 2025, a 0.2% decrease from the rate as of December 31, 2024. As of March 31, 2025, the economically active population in Mexico (fifteen years of age and older) was 61 million. As of March 31, 2025, the minimum wages in Mexico, as applicable since January 1, 2025, were Ps. $419.88 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 278.80 per day for the rest of Mexico, an increase of 12% and 12%, respectively, from the applicable minimum wages in effect from January 1, 2024 to December 31, 2024.

Mexico’s sovereign ratings were fully investment grade as of March 31, 2025, standing at a Baa2 with “negative” outlook by Moody’s, a BBB with a “stable” outlook by S&P, and a BBB- with a “stable” negative outlook by Fitch.

Market Opportunity

We believe there is an extraordinary market opportunity for our hotels, which are located in the two largest business and leisure destinations in Mexico. Mexico City is a significant cultural center and business hub representing approximately 14.8% of the country’s GDP, per the most recent data for the twelve-month period ending December 31, 2023.

Cancun is the top destination in the Caribbean with more passenger arrivals than Dominican Republic, its closest competitor. We estimate that total passenger traffic in Cancun in upcoming years will maintain its levels achieved in 2024, which have surpassed those seen before the COVID-19 pandemic by approximately 14%. In the last several years, the number of total passengers visiting Cancun has grown at a considerably higher pace than the number of hotel rooms, creating an opportunity in the hospitality industry. Available hotel rooms in Cancun, per the most recent available data for June 2023 shows 35,250 available hotel rooms, compared to 35,115 available hotel rooms in 2019, prior to the COVID-19 pandemic. By 2023, passenger arrivals in Cancun had already surpassed 2019´s figures.

Table of Content
The Mexican Lodging Industry

The travel & leisure sector is a key economic engine for the Mexican economy, representing 8.6% of its GDP as of 2023. International arrivals to Mexico have quickly recovered, standing just 0% above pre-pandemic levels and showing positive momentum with a 7% increase against 2023. Overall occupancy levels in Mexico have also quickly rebounded almost reaching pre-pandemic levels as of March 31, 2025.

Mexico is the most visited destination in Latin America and the 6th most visited country in the world by international tourists.

Ranking 2024	Country	2024	2023	2019	% Δ 2023	% Δ 2019
1	France	102 m	100 m	91 m	2%	12%
2	Spain	94 m	85 m	84 m	10%	12%
3	United States	72 m	66 m	79 m	9%	-9%
4	Turkey	61 m	55 m	51 m	10%	18%
5	Italy	58 m	57 m	65 m	16%	-10%
6	Mexico	45 m	42 m	45 m	7%	0%
7	Germany	38 m	37 m	40 m	8%	-5%
8	Japan	37 m	25 m	32 m	47%	16%
9	Greece	36 m	33 m	31 m	10%	15%
10	Thailand	36 m	28 m	40 m	26%	-11%

Source: World Tourism Organization

In the three-month period ending March 31, 2025, Mexico’s incoming tourism base mainly comprises visitors from investment grade, hard currency denominated countries such as the United States, Canada, Argentina, Colombia, and the United Kingdom.

Table of Content
Source: Mexico’s Ministry of Tourism

Moreover, Mexico City and Cancun continue to be the top Mexican destinations for international tourists to Mexico. These cities together represented approximately 61.4% of total airport arrivals in Mexico during the three-month period ending March 31, 2025; and Cancun remains the most visited Caribbean destination by passenger arrivals. The trend is expected to continue as there has been a strong flow of foreign direct investment into short-term stay projects to meet increasing visitor demand. During the twelve-months ended December 31, 2024, 7.4% of all foreign direct investment in Mexico was destined for tourism short-stay projects, an increase of 0.6% compared to the same period in 2023. Additionally, both cities, Mexico City and Cancun, continue to show higher occupancy levels compared to the rest of Mexico.

Source: INEGI, Mexico’s Ministry of Tourism

C.	Organizational Structure

The following diagram sets forth our current corporate structure following the Business Combination and related corporate reorganization, including the subsidiaries of Murano PubCo:

Table of Content

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

The Insurgentes 421 Hotel Complex consists of three independent buildings connected by a central square. The first building faces West and is located on Avenida de los Insurgentes. It is 55 meters high and consists of a Lower Ground and 16 floors with 213 rooms, which is operated under the Andaz brand, focused on business travelers. The second building faces North and is located on Aguascalientes Street. It is 34.45 meters high and consists of a Ground Floor and nine floors with 183 rooms, which is operated under the Mondrian brand, which is geared toward lifestyle tourism and sophisticated leisure travelers. The third building faces South and can be accessed from the central square. It consists of a lower ground and three floors encased by a large crystal ballroom. The Insurgentes 421 Hotel Complex also has an underground garage accessible from Aguascalientes Street.

Table of Content
The Andaz Hotel is operated by Hyatt, has 213 rooms and several amenities, including a sky bar “Cabuya Rooftop”, multiple restaurants, an auditorium, breakout rooms, a business center, a pet friendly area and restaurant for pets, the “Wooftop”, a gym and a spa. It also has a 954.31 sqm ballroom with a crystal dome with a capacity for 49 tables and 588 guests.

The Mondrian Hotel is the first luxury Accor hotel in Mexico and its flagship location in Latin America. Pursuant to the Hotel Management Agreement with Accor, 183 rooms are operated under the Mondrian brand.

According to the appraisal report for 2024, the market value of the Insurgentes 421 Hotel Complex property was U.S.$107.4 million and this valuation was adopted as of December 31, 2024.

The Group had invested U.S.$121.4 million to complete the development of the Insurgentes 421 Hotel Complex.

GIC Complex

The GIC Complex, once fully developed, is expected to be a large-scale hotel and residential complex situated in the area between Delfines Beach and the Nichupté Lagoon in Cancun. Its strategic location—one of the closest five-star developments to the Cancun International Airport and in proximity to the city’s major entertainment areas—combined with state-of-the-art design and premium amenities, positions it as a flagship destination in Cancun. Envisioned as a destination within a destination, the GIC Complex will include all-inclusive hotel resorts, residential components, and an array of offerings designed to cater to both leisure and business travelers of all ages.

In light of recent market conditions and the evolving hospitality landscape, the Murano Group’s management and board of directors have updated the Group’s strategic development pipeline to prioritize the development and commercialization of residential units. The GIC Complex is being developed in two phases. Phase one, which is nearing completion, was initially planned to include 1,016 hotel rooms across two brands: (i) 400 rooms already operational under the “Vivid” brand, an adults-only concept; and (ii) 616 rooms under the “Dreams” brand, a family-friendly offering. The opening of the Dreams Hotel has been delayed to the fourth quarter of 2025 to allow for targeted improvements based on operational insights from the Vivid Hotel and to align with the hotel operator’s global standards. These enhancements include upgraded common areas and expanded meeting and event spaces.

At present, the Group is conducting a strategic review of the GIC I phase. While the initial plan continues to contemplate the full buildout of 1,016 hotel rooms, the Group is evaluating whether to maintain this plan or pursue alternative development strategies—such as converting part of the hotel component into additional residential units. This review also includes an assessment of funding needs, potential changes to the development timeline, and any necessary amendments to the operations and administrative services agreement with the hotel operator.

Cancun remains the premier destination in the Caribbean due to its accessibility from major international markets, including numerous daily direct flights from the United States, Canada, and Europe. The total number of passengers visiting Cancun has consistently outpaced the growth in hotel room inventory, creating a compelling opportunity in the region’s hospitality and residential markets. Given the GIC Complex’s appeal to international visitors and the dynamics of the local market, we currently expect that substantially all of its revenues will be denominated in U.S. dollars.

GIC I Hotel

The GIC I Hotel will feature 1,016 rooms across two hotels, with views of the ocean, lagoon, and/or adjacent golf course owned by Iberostar.

The Vivid Hotel is an adult-only brand all-inclusive hotel categorized as five-star upper scale with 400 rooms operated under the Vivid brand and which opened in April 2024. The Dreams Hotel is expected to be completed and operational in the fourth quarter of 2025 and will be a family-friendly brand hotel categorized as five-star upper scale with 616 rooms operated under the Dreams brand.

When fully operational, the GIC I Hotel is expected to have the following amenities: A beach club, two rooftop terraces each with a bar, eight specialty restaurants, two coffee shops, two premium lounge bars for VIPs, two extra bars next to the specialty restaurants, two buffet restaurants, two pool restaurants, two gyms plus a jungle gym, two lobby bars, two sunset bars, two cavas, two swim-up bars, a kids club, a barefoot grill, a ceviche outlet, a food truck, two snack bars, a terrace lounge, two retail stores, a wedding terrace, a jogging track, two areas for breakout rooms of 200 sqm each, a 400 sqm space for events indoors with a 650 sqm terrace overlooking both the lagoon and the golf course, a water park with five slides + one whirlpool for kids and adults, one splash pad for toddlers and one kids area with smaller slides, one sand box area, three pickleball courts, one padel court, two beach volleyball courts, one pet garden and one sky pool. Adjacent amenities forming part of the GIC Complex will include the GIC Spa, the GIC WTC and direct access to the golf course owned by Iberostar.

The GIC I Hotel is located within walking distance of Delfines beach and close to the El Rey Archaeological Zone and National Park. The GIC I Hotel is operated by Hyatt’s subsidiary Hyatt Inclusive Collection, which is an industry leader in the luxury resort destination category with over 102 properties, more than 21,302 guest rooms and suites and the largest portfolio of hotel brands, and has grown to become one of the leaders in the resort operations sector in Mexico and the Caribbean, based on 2021 year-end projections as of July 31, 2021. Hyatt Inclusive Collection operates luxury resorts under all-inclusive plans in Mexico, Jamaica, the Dominican Republic, Costa Rica, Curaçao and Panama, and is one of the fastest-growing operators in luxury tourism offering all-inclusive plans across North America.

Table of Content
Hyatt Inclusive Collection is part of Hyatt and Apple Leisure Group, the top U.S. seller of all-inclusive vacation packages worldwide. In 2020, Apple Leisure Group had approximately 3.2 million passengers through its tour companies and is the leading North American leisure travel and resort brand management group. In addition to Hyatt Inclusive Collection and its tour companies, Apple Leisure Group operates a carrier and services company and a vacation club with more than 60,000 members. Under the existing plan, which is currently subject to a strategic review, we estimate that, upon completion, the GIC I Hotel will have 1,016 rooms: (i) 400 keys corresponding to the Vivid Hotel, operated under the Vivid brand; and (ii) upon completion, 616 keys corresponding to the Dreams Hotel, will be operated under the Dreams brand.

According to an appraisal report issued by Vaproy, a real estate consulting and appraisal firm, the market value of the GIC I Hotel on December 31, 2024, is Ps.$11,511 million (U.S.$561.2 million).

GIC Phase II

Phase two is planned to consist of approximately 1,254 condominiums, divided into four condominium towers with partial views of the ocean, lagoon and/or adjacent golf course owned by Iberostar. The list of amenities includes pools, tennis court, volleyball court, snack bar, firepits, jungle gym, pet garden, spa, coworking rooms, among others. The Group’s management and board of directors are continuously evaluating the plan for phase two of the GIC Complex.

GIC Complex’s Adjacent Amenities

In addition to the GIC Complex’s amenities described above; the GIC Complex will include a range of amenities that will enhance our guests’ experience, including the GIC Spaand the GIC World Trade Center (a convention center under the WTCA name), and leverage the growing and under-satisfied demand for business facilities in Cancun. The GIC I Trust will own and develop the GIC Village Food Hall (in GIC Private Unit 1). The CIB/3224 Trust will own and develop the GIC Spa (in GIC Private Unit 2). In addition, the GIC World Trade Center will be developed and owned by a different entity of the Murano Group.

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

The Resort and Industrial Park in Baja Development Project

The Group has also evaluated the Bajamar project. The initial plan for developing a 5-star upper-upscale resort and an industrial park has been modified as follows:

-	Development of a cruise port with a capacity of 2 million passengers per year. The Group has signed an MOU with a major global cruise line operator.
-	Development of Baja Marina, 15,000 linear ft slip spaces.
-	Development of an industrial park for leasing purposes.
-	Development of Baja Retail Village for leasing purposes
-	Development of two five-star upper-upscale resorts, one with 371 keys and a second one with 400 keys.

The project is currently under evaluation, and we have not yet begun the process of securing financing for completion. Therefore, we do not know when and if we will be able to begin construction of this project.

Table of Content
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

Description of Certain Project Agreements

The following is a summary of selected provisions of certain project agreements related to the Insurgentes 421 Hotel Complex and the GIC Complex and is not considered to be a full statement of the terms of each such agreement. The following summaries are qualified in their entirety by reference to the applicable agreements or drafts of agreements and are subject to the full text of those documents, some of which are in Spanish. Unless otherwise stated, any reference in this Report to any agreement will mean such agreement and all schedules, exhibits and attachments thereto, as amended, supplemented or otherwise modified and in effect as of the date of this Report.

Insurgentes 421 Hotel Complex

Andaz Hotel Management Agreement

On May 11, 2022, OHI421 entered into a hotel management agreement with Hyatt of Mexico, S.A. de C.V., as hotel manager, pursuant to which the hotel manager operates 213 guest rooms part of the Insurgentes 421 Hotel Complex under the label of Andaz Mexico City Condesa, for a period of 20 mandatory years starting on December 31, 2022.

•	Key Terms

•
Hyatt has the right to extend the term of the Andaz Hotel Management Agreement for a 10-year additional term unless Hyatt gives notice to OHI421 of its intention not to renew at least 12 calendar months prior to the expiration date.

•
Hyatt is responsible and has the authority to direct all aspects of the operation of the Andaz Hotel, including, but not limited to, (i) personnel management and human resources policies and resolving employment disputes, (ii) determining the terms of guest admittances, (iii) use and services provided by the Andaz Hotel, (iv) marketing and booking process, (v) collection of revenue and payment of operating expenses, and (vi) prepare accounting books and records reflecting the results of the operations of the Andaz Hotel.

•
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

Table of Content
•
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

•
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

Tier	Adjusted Profit Margin	Incentive Fee earned. (monthly, as preliminary installments of the Incentive Fee)
	Between 0 and up to and including 20%	No Incentive Fee
	Greater than 20.01% and up to including 25%	6% of the Adjusted Profit
	Greater than 25.01% and up to and including 30%	7% of the Adjusted Profit
	Greater than 30.01% and up to and including 35%	8% of the Adjusted Profit
	Greater than 35.01% and up to and including 40%	9% of the Adjusted Profit
	Greater than 40%	10% of the Adjusted Profit

•	Hyatt will have the right, at its discretion, to extend the operating term for an additional 10-year period.

•	Termination Events

•
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

•
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

•
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

Table of Content
•
Any sum that is not paid by either party as when due shall bear interest at the interest rate (means the lesser of (a) the prime rate announced from time to time in the Wall Street Journal plus 5%, and (b) the maximum rate of interest permissible under applicable laws, compounded monthly. In the event that the Wall Street Journal ceases to publish the prime rate, then subsection (a) shall be the prime rate announced form time to time by JPMorgan Chase Bank, N.A. (and its successors)) from the date when such sum becomes due to the date of payment.

•	Governing Law

•	The Andaz Hotel Management Agreement is governed by Mexican law. Any disputes arising from this agreement will be subject to arbitration with the Rules of the International Chamber of Commerce.

Mondrian Hotel Management Agreement

On May 11, 2022, OHI421 Premium entered into a hotel management agreement with Ennismore, as hotel manager, pursuant to which the hotel manager operates 183 rooms, two restaurants and one bar part of the Insurgentes 421 Hotel Complex under the label of Mondrian Mexico City Condesa, for a period of 20 mandatory years starting on December 31, 2022.

•	Key Terms

•
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

•
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

•
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

•
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

•
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

Table of Content
•	Ennismore is entitled to receive a food and beverage fee, payable monthly, equal to 2% of the food and beverage revenue.

•
None of the base fee, the incentive fee, and/or the food and beverage fee shall be subordinated to any payments, if OHI421 Premium fails to pay to Ennismore in a timely manner, Ennismore is authorized to transfer such amounts from the replacement reserve account to the operating account and withdraw such amounts from the operating account.

•
Ennismore shall not without the prior written consent of OHI421 directly or indirectly operate, franchise, or license another hotel branded and named as Mondrian located within five kilometers of the Mondrian Hotel.

•	The employees of the Mondrian Hotel will work under the supervision of Ennismore but shall be considered from a labor perspective to be under OHI421 Premium.

•	OHI421 Premium must obtain insurance as specified in the Mondrian Hotel Management Agreement.

•
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

•
Ennismore shall defend, indemnify, protect and hold OHI421 Premium and its officers, directors, shareholders, partners, members, employees, agents and representatives harmless from and against all claims, demands, damages, judgments, costs, losses, penalties, fines, liens, arising in connection with the operation of the Mondrian Hotel by reason of (i) Ennismore gross negligence; or (ii) willful misconduct on the part of Ennismore or its affiliates.

•
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

•
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

•
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

•
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

Table of Content
•	In case of an insolvency default the non-defaulting party may terminate the Mondrian Hotel Management Agreement with immediate effect by serving a notice on the defaulting party.

•
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

•
OHI421 Premium shall have the right to terminate the Mondrian Hotel Management Agreement without the need for a court order, if in any Termination Test Period, the Mondrian Hotel suffers (i) a GOP Failure, and (ii) a REVPAR Failure (in each case as defined in the Mondrian Hotel Management Agreement).

•	Governing Law

•	The Mondrian Hotel Management Agreement is governed by Mexican Law. Any disputes arising from this agreement will be subject to arbitration with the Rules of the International Chamber of Commerce.

Insurgentes Lease Agreements

On October 10, 2018, and as amended and restated on May 11, 2022, Inmobiliaria Insurgentes 421, as lessor, entered into a lease agreement with OHI421, as lessee, through which the lessee is required to use the relevant property exclusively to operate it under the terms of the corresponding hotel management agreement (the “OHI421 Lease Agreement”). Lessee shall pay lessor a base rent of U.S.$50,000 within the first 15 days of each month, plus a variable rent equivalent to 95% (ninety five percent) of the gross operating profit of the lessee for the calendar year ended. The lease agreement has a 20-year term. As of December 31, 2024, the base rent amounted to U.S.$600,000 and the variable rent amounted U.S.$2.6 million.

On May 11, 2022, Inmobiliaria Insurgentes 421, as lessor, entered into a lease agreement with OHI421 Premium, as lessee, through which the lessee is required to use the property exclusively to operate it under the terms of the corresponding hotel management agreement (the “OHI421 Premium Lease Agreement”). Lessee shall pay lessor a base rent of U.S.$50,000 within the first 15 days of each month, plus a variable rent equivalent to 95% of the gross operating profit of the lessee for the calendar year ended. The lease agreement has a 20-year term. As of December 31, 2024, the base rent amounted U.S.$600,000, no variable rent was invoiced as the results of this property are still under break-even point.

As part of the collateral to secure the Insurgentes Loan, among others, Inmobiliaria Insurgentes 421 contributed (i) the ownership of the property of the Insurgentes 421 Hotel Complex, (ii) its collection rights under and in respect of the Insurgentes Lease Agreements and (iii) its collection rights in regard to any potential sale of the Insurgentes 421 Hotel Complex. See “Item 5.B. Liquidity and Capital Resources—Debt” for descriptions of the material agreements.

•	Key Terms

•	The term of the Insurgentes Lease Agreements may be extended by mutual agreement of its parties after negotiating new terms, conditions and rental structure.

Table of Content
•	The rent amount, terms and conditions are revisited every three years to take into consideration inflation rates and market conditions, among others.

•	In case of delayed payment of rent, a default interest rate at 20% calculated annually shall be applied.

•
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

•
The permitted use of Andaz Hotel or the Mondrian Hotel, as applicable, properties is restricted to the use in accordance with the Andaz Hotel Management Agreement or the Mondrian Hotel Management Agreement, as applicable, which restricts it to activities typically conducted by a hotel such as hospitality services, restaurant services, sale of alcoholic and non-alcoholic beverages, among others.

•	The permits and licenses required to operate the Andaz Hotel or the Mondrian Hotel, as applicable, must be obtained and maintained by the lessee or the Hotel Operator.

•
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

•
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

•	Governing Law

•	The Insurgentes Lease Agreements are governed by the laws of Mexico City and are subject to the jurisdiction of the courts of Mexico City.

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

Table of Content
Exitus Sale and Lease Back Agreement

On December 12, 2019, Edificaciones BVG, as lessee, Exitus as lessor, and Marcos Sacal Cohen as joint and several obligor, entered into a master lease agreement through which Exitus grants to Edificaciones BVG the use and enjoyment of equipment in exchange for a monthly consideration for a 36-month term, subject to renewals (“Exitus Sale and Lease Back Agreement”). As of December 31, 2024, Ps.$4.8 million was outstanding under this agreement.

•	Key Terms

•
BVG Edificaciones has the obligation to pay to Exitus an origination fee and a commission for investigation and/or formalization expenses, which will be determined in the lease addenda, plus the corresponding VAT per implemented lease.

•	The lease addendum or addenda executed pursuant to the Exitus Lease Agreement shall constitute a net lease and Edificaciones BVG undertakes to make all payments thereunder.

•
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

•
Exitus may assign its rights under the Exitus Sale and Lease Back Agreement without requiring consent form Edificaciones BVG. Edificaciones BVG shall not assign its rights or obligations under the Exitus Sale and Lease Back Agreement unless prior written consent from Exitus is obtained.

•	Termination Events

•
Exitus may terminate the Exitus Sale and Lease Back Agreement if Edificaciones BVG (i) fails to pay on the indicated date any periodical or rent payment as well as any other payment at its expense or in the annexes and that the non-compliance persists for more than 10 (ten) calendar days, (ii) fails to perform or observe any obligation, covenant, condition or agreement thereunder, (iii) makes any misrepresentation regarding any terms contained thereunder, (iv) enters into dissolution or liquidation, (v) attempts to remove, sell, convey, convey, encumber, forfeit or sublet the equipment or any part thereof, (vi) fails to obtain the applicable insurance, (vii) fails to comply with a court order or arbitrations award.

•	Governing Law

•	The Exitus Sale and Lease Back Agreement is governed by the laws of Mexico City and the parties are subject to the jurisdiction of the courts of Mexico City.

GIC Complex

GIC I Hotel

GIC I Hotel Management Agreement

On September 10, 2019, Operadora GIC I entered into a hotel management agreement (as amended on September 11, 2019, March 28, 2021, and July 11, 2023, and as may be further amended from time to time) with AMR Operaciones MX, S. de R.L. de C.V. (Hyatt Inclusive Collection), as hotel manager, pursuant to which the hotel manager will operate the GIC I Hotel for a period of 20 mandatory years starting on the date in which the hotel manager gives notice of receipt of the GIC I Hotel. The GIC I Initial Period commenced on April 1, 2024.

•	Key Terms

Table of Content
•
The term of the GIC I Hotel Management Agreement which will be automatically renewed for subsequent five-year extensions, unless either party notifies the other of its intent not to renew at least 12 (twelve) calendar months prior to the expiration date.

•
Hyatt Inclusive Collection will have, in the name and on behalf of Operadora GIC I, the control and faculty to make decisions regarding the operation and commercialization, maintaining the control, as well as the management, over such activities and over all the GIC I Hotel’s assets.

•
The hotel must be operational by the second quarter of 2024, it being understood that, in case of force majeure, this deadline will be extended for a period equivalent to the period that said force majeure event lasts.

•	The hotel will be designed to the Hyatt Inclusive Collection standards specified in the GIC I Hotel Management Agreement.

•
Operadora GIC I will maintain operating capital equal to the amount agreed in the Approved Annual Budget (as defined in the GIC I Hotel Management Agreement) and make the necessary equity contributions for the operation of the hotel and to cover all applicable pre-operative costs.

•	Hyatt Inclusive Collection will be entitled to an administrative fee equal to 3% of annual gross revenue of the GIC I Hotel and an incentive fee equal to 10% of gross profit of the GIC I Hotel.

•
In case of delay in payments of the administrative fee or the incentive fee, there shall be a default interest of 12% per year of pending amounts or Hyatt Inclusive Collection can discount the pending fees from the gross revenues.

•
Operadora GIC I will reimburse Hyatt Inclusive Collection for (i) commercialization and sales costs (up to 6.0% of annual gross revenues paid monthly), (ii) expenses related to sales generated through the call center and website set up by Hyatt Inclusive Collection which will amount to 5% of sales generated through that conduit, and (iii) reimbursement for group services.

•	Hyatt Inclusive Collection will maintain the GIC I Hotel in good conditions and will have the right to, at the expense of the Operadora GIC I, make certain changes and improvements to the GIC I Hotel.

•	The employees of the GIC I Hotel will work under the supervision of Hyatt Inclusive Collection, but shall be considered from a labor perspective to be under the Operadora GIC I.

•	Operadora GIC I must obtain insurance as specified in the GIC I Hotel Management Agreement, including insurance for litigation and damages to the GIC I Hotel.

•
Operadora GIC I will indemnify Hyatt Inclusive Collection, any subsidiaries, affiliates or any directors, employees or advisors for any claim that arises in relation to the GIC I Hotel Management Agreement, unless there has been gross negligence or bad faith.

•	Hyatt Inclusive Collection will have a right of first refusal if we decide to sell the hotel. Pursuant to this right, it will be entitled to a 60-day due diligence period.

•
Hyatt Inclusive Collection will have the right to assign its rights and obligations under the GIC I Hotel Management Agreement to an affiliate, subsidiary or related party, without the need to obtain prior consent from Operadora GIC I, as long as the assignee proves that it has control of Hyatt Inclusive Collection and the necessary experience to operate the hotel.

•
Operadora GIC I has the right to assign our rights and obligations under the GIC I Hotel Management Agreement to an affiliate, subsidiary or related party, without the need to obtain prior consent from Hyatt Inclusive Collection.

Table of Content
•
Except for the rights and obligations under the financing documents, we may not sell, assign, transfer or in any other way alienate the rights that correspond to the GIC I Hotel, either through sale or any other form of disposition of the GIC I Hotel, of the shares and/or any other similar corporate interest during the first two years of the initial period.

•	Termination Events

•
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

•
A conventional penalty equivalent to 50% of the total of the Administration Fee (as defined in the GIC I Hotel Management Agreement) and the Incentive Fee (as defined in the GIC I Hotel Management Agreement) of the last 12 months of operation multiplied by the remaining fiscal years of the validity of the GIC I Hotel Management Agreement.

•
If termination occurs before the 12 months mentioned in the previous paragraph can be counted, then the conventional penalty will be the amount resulting from multiplying $2,500 by the number of rooms provided in the Contract by the number of years remaining of the Validity (as defined in the GIC I Hotel Management Agreement) of the GIC I Management Agreement.

•
If the termination of the GIC I Hotel Management Agreement occurs after 12 months can be counted, but before 4 fiscal years can be counted, then the conventional penalty will be the equivalent to the total of the sum of the Administration Fee and the incentive fee of the last 12 months multiplied by three.

•
Operadora GIC I may terminate the GIC I Hotel Management Agreement under the following circumstances (each subject to a 30-day cure period except for (i)): (i) Hyatt Inclusive Collection fails to make the guaranteed payments, (ii) insolvency or bankruptcy of Hyatt Inclusive Collection, (iii) Hyatt Inclusive Collection abandons the hotel premises for five business days, (iv) Hyatt Inclusive Collection fails to renew any permits affecting operations; (v) Hyatt Inclusive Collection fails to meet at least 85% of gross operating profit for two consecutive years and does not cover the shortfall.

•	Governing Law

•	The GIC I Hotel Management Agreement is governed by the laws of Mexico and the parties are subject to the jurisdiction of the courts of Cancun, Quintana Roo or Mexico City as chosen by the plaintiff.

GIC I Lease Agreement

On September 5, 2019, the GIC I Trust entered into a lease agreement with Operadora GIC I pursuant to which the GIC I Trust leases the GIC I Hotel’s properties to Operadora GIC I, both restricted subsidiaries under the Indenture, for a period of 20 years.

•	Key Terms

•	As long as the lessee is in compliance with the terms of the GIC I Lease Agreement, the parties may agree to extend the agreement.

•
The lessee will pay a variable rent equivalent to variable rent equivalent to 98% of the gross revenue, payable within the first four months of each year. The variable rent pending from the previous year has priority in order of payment, followed by the variable rent.

Table of Content
•	The rent may be paid in pesos, calculated at the exchange rate published by the Mexican Central Bank on the previous business day to the payment date.

•
The rent amount, terms and conditions are revisited every three years in order to take into consideration inflation rates and market conditions, among others. The rent structure may be modified if there is a change in law, with the lessor’s prior written consent.

•	There shall be monthly interest payments in case of delayed payment of rent, in accordance with the legal interest rate (9% per annum) provided under the Federal Civil Code.

•
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

•
The permitted use of GIC I Hotel’s properties is restricted to the use in accordance with the GIC I Hotel Management Agreement, which restricts it to activities typically conducted by a hotel such as hospitality services, restaurant services, sale of alcoholic and non-alcoholic beverages, among others.

•	The permits and licenses required to operate the GIC I Hotel must be obtained and maintained by the lessee or the Hotel Operator.

•
The lessee may not assign its rights and obligations without the express, prior written consent of the lessor. However, with the instruction of the Trust Administrator (as defined in the GIC I Lease Agreement), the lessor may assign its rights and obligations.

•	The lessee is authorized to execute sub-leasing agreements for hotel spaces or rooms, as long as they are in compliance with the GIC I Hotel Management Agreement.

•
The lessee shall indemnify the lessor, its employees, agents, contractors or consultants, from any claim arising from any harm, disease or death that take place in the GIC I Hotel, as long as not due to the negligence or bad faith of the lessor; labor claims, payment of taxes due by the lessee, among others specified in the GIC I Lease Agreement.

•	If there is an expropriation that makes it impossible to continue to use the GIC I Hotel, any of the parties may terminate the GIC I Lease Agreement.

•	Termination Events

•
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

Table of Content
•	The Lessor may terminate the agreement by means of a termination notice delivered 30 business days in advance.

•	Governing Law

•	The GIC I Lease Agreement is governed by the laws of the State of Quintana Roo, Mexico and the parties are subject to the jurisdiction of the courts of Mexico City.

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

On October 24, 2023, Murano World, as lessee, Arrendadora Finamo, as lessor, and Marcos Sacal Cohen, as depositary, and Edificaciones BVG as joint and several obligor, entered into a lease agreement under which the parties establish the terms and conditions based on which the lessor will grant the lessee the temporary use and enjoyment of the goods, its accessories and spare parts for a specific period, as determined in the annexes (“Finamo Sale and Lease Back Agreement II” and together with the Finamo Sale and Lease Back Agreement I, the “Finamo Sale and Lease Back Agreements”). As of December 31, 2024, Ps.$364.4 million was outstanding under these agreements.

•	Key Terms

•
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

•
Murano World must comply with the fixed term of each annex and therefore agrees to cover the rents due as they are generated duly contained in the table of payments in each annex, however, the early termination of the agreed term or failure to pay the obligations acquired by Murano World shall constitute the payment of the conventional penalty established in each annex.

•	The rental amount will be covered by the lessee through installments that will be covered monthly in arrears and will be payable as they accrue.

•
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

•
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

Table of Content
•	The lessor may require Murano World and the depositary and the joint obligor to subscribe a promissory note in its favor for each executed annex.

•
The lessor assign, transfer, discount or transmit by any legal figure each one of the rights and obligations contracted under the Finamo Sale and Lease Back Agreement I. The lessee may not assign or transfer in any way its rights and obligations thereunder without the express written authorization of the lessor.

•	Termination Events

•
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

•
The Finamo Sale and Lease Back Agreement I is governed by the laws of Mexico and the parties are subject to the jurisdiction of the courts of Mexico City. The Finamo Sale and Lease Back Agreement II is governed by the laws of Culiacán, Sinaloa, México and the parties are subject to the jurisdiction of the courts of Culiacán, Sinaloa, México.

Coppel Lease Agreement

On November 8, 2023, Operadora GIC I, as lessee, Arrendadora Coppel, as lessor, and Murano World, Edificaciones BVG and Elías Sacal Cababie as joint and several obligors, entered into a lease agreement under which the parties establish the terms and conditions based on which the lessor will grant the lessee the temporary use and enjoyment of the goods described in the specific contracts that are signed from time to time by the parties, including of equipment, their accessories and spare parts, and under which, additionally, the lessee will have the obligation to pay to the lessor the rental amount. As of December 31, 2024, Ps.$190.8 million was outstanding under this agreement.

•	Key Terms

•	Each of the leases that are formalized under the lease will be implemented through the execution of annexed contracts. The term of the annexed contracts will be of 60 months.

•
As consideration for the use and enjoyment of the goods, the lessee will pay the lessor the amount of the Lease without considering the VAT. The amount of the Lease will be that established under the corresponding item in the annexed contracts.

•	The rental amount will be covered by the lessee through installments that will be covered monthly in arrears and will be payable as they accrue.

•
In the event that the lessee does not make the corresponding payment, a daily default interest will be charged from the date of default and until full payment on the amounts owed at the monthly rate agreed in each Annexed Contract.

•
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

Table of Content
•	Termination Events

•	The Coppel Lease Agreement shall terminate by express agreement by the parties or if there is theft or total loss of the leased goods.

•
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

•	Governing Law

•	The Coppel Lease Agreement is governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.

GIC I Supervision Agreement

On October 1, 2019, Ideurban entered into a services agreement with the GIC I Trust whereby the GIC I Trust retains the services of Ideurban who shall provide all services necessary for the development of the GIC I Hotel.

•	Key Terms

•
Ideurban shall render the following services: (i) development services which include to supervise, audit and approve the development phases of the construction, made by the Contractors until delivery of the fully completed construction as provided under each of the GIC I Construction Agreements; (ii) coordination services which include the coordination and evaluation of the day-to-day construction activities of the GIC I Hotel performed by the Contractors and act as the GIC I Trust’s authorized party to approve and supervise the Contractors’ obligations and rights under the GIC I Construction Agreements; (iii) supervision services which include to provide all supervision and construction management services necessary for the development of GIC I Hotel, taking care at all times of the relationship with the Contractors and with the responsible construction managers and co-responsible parties. Additionally, supervision services also include the supervision of the activities and work performed by the Contractors in terms of the GIC I Construction Agreements, as well as under any agreement, sub-agreement or amendment thereto related to the construction of GIC I Hotel, and shall report the construction progress bi-weekly (or earlier in case it is required under the GIC I Construction Agreements); and (iv) any other service that involves coordinating, verifying, assisting, evaluating or supervising the construction of GIC I Hotel. Ideurban shall comply with instruction delivered by the GIC I Trust in connection with the services to be rendered by Ideurban and the Contractors.

•	The GIC I Trust pays directly to the Contractors any amounts due under the pending GIC I Construction Agreements.

•
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

Table of Content
•	Termination Events and Penalties

•
Ideurban may terminate the GIC I Supervision Agreement in the event of (i) payment default without reasonable cause; (ii) if any amount due to Ideurban is not reimbursed by the GIC I Trust; and (iii) if the GIC I Trust files for bankruptcy.

•	The GIC I Trust may terminate the GIC I Supervision Agreement with justified cause at any time.

•	Governing Law

•	The GIC I Supervision Agreement is governed by the laws of Mexico.

GIC I Master Construction Agreement

On January 25, 2019, Edificaciones BVG entered into a construction agreement with the GIC I Trust (the “GIC I Master Construction Agreement”).

•	Key Terms

•	The GIC I Master Construction Agreement will be in force until October 31, 2024.

•
The Parties agree that the descriptions, units, quantities, measurements, materials, unit price, amount, and other characteristics and specifications as detailed in the defined budget. The construction works include specialized and qualified labor, equipment, materials, tools, scaffolding and the necessary technical supervision.

•
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

•	Edificaciones BVG is entitled to receive as a consideration the sum price of USD $281,373,569 plus VAT.

•	Edificaciones BVG will be the sole responsible and sole employer in any type of labor relationship that arises or may arise with its workers under the GIC I Master Construction Agreement.

•
Edificaciones BVG undertakes to release and keep the GIC I Trust safe and harmless (including any and all affiliates and/or subsidiaries, directors, officers, legal representatives, collaborators, agents and/or shareholders of the latter) from any lawsuit, or of any claim of administrative authority or civil or criminal controversy that may be filed against it, as well as to reimburse the amounts that the Client may spend to meet any contingency on such concepts.

•	Termination Events and Penalties

•
GIC I Trust may terminate the GIC I Master Construction Agreement in the event of Edificaciones BVG’s: (i) failure to commence the Construction on the specified date, (ii) unjustified delay in the termination of the Constructions, (iii) failure to comply with any obligation under the GIC I Master Construction Agreement in a timely manner, and (iv) filing for bankruptcy.

Table of Content
•	Governing Law

•	The GIC I Supervision Agreement is governed by the laws of Mexico.

GIC II

GIC II Hotel

Under the previous development plan, Murano intended to develop another hotel as part of phase two of the GIC Complex, GIC II Hotel. Consequently, Murano previously entered into the GIC II Hotel Management Agreement for the operation of the GIC II Hotel, however, latest market developments shifted Murano´s focus towards residential development and commercialization, deciding to halt the development of the GIC II Hotel to prioritize GIC Condominiums. The intention of Murano is to terminate the GIC II Hotel Management Agreement.

GIC II Hotel Management Agreement

On August 23, 2021, Operadora GIC II entered into a hotel management agreement with AMR Operaciones MX, S. de R.L. de C.V. (Hyatt Inclusive Collection), as hotel manager, pursuant to which the hotel manager will operate the GIC II Hotel for a period of 15 mandatory years starting on the date in which the hotel manager gives notice of receipt of the GIC II Hotel or February 1, 2024, whatever occurs later, with the possibility of a subsequent five year extension (as amended, supplemented or otherwise modified from time to time). Murano has yet to begin the process of securing financing for the commencement of the development of GIC II Hotel.

•	Key Terms

•
Hyatt Inclusive Collection will have, in the name and on behalf of Operadora GIC II, the control and faculty to make decisions regarding the operation and commercialization, maintaining the control, as well as the management, over such activities and over all the GIC II Hotel’s assets.

•	The hotel will be designed to the Hyatt Inclusive Collection standards specified in the GIC II Hotel Management Agreement.

•
Operadora GIC II will maintain operating capital equal to the amount agreed in the Approved Annual Budget and make the necessary equity contributions for the operation of the hotel and to cover all applicable pre-operative costs.

•	Hyatt Inclusive Collection will be entitled to an administrative fee equal to 3% of annual gross revenue and an incentive fee equal to 10% of gross profit.

•	The employees of the GIC II Hotel will work under the supervision of Hyatt Inclusive Collection but shall be considered from a labor perspective to be under Operadora GIC II.

•	Operadora GIC II must obtain insurance as specified in the GIC II Hotel Management Agreement, including for litigation and damages to the GIC II Hotel.

•
Operadora GIC II will reimburse Hyatt Inclusive Collection for (i) commercialization and sales costs (up to 6.0% of annual gross revenues paid monthly), (ii) expenses related to sales generated through the call center and website set up by Hyatt Inclusive Collection which will amount to 5% of sales generated through that conduit, and (iii) reimbursement for group services.

•	Any late payments due to Hyatt Inclusive Collection will carry a 12% interest per year.

•	Hyatt Inclusive Collection will have a right of first refusal if we decide to sell the hotel. Pursuant to this right, it will be entitled to a 60-day due diligence period.

Table of Content
•
Hyatt Inclusive Collection will have the right to assign its rights and obligations under the GIC II Hotel Management Agreement to an affiliate, subsidiary or related party, without the need to obtain prior consent from Operadora GIC II, as long as the assignee proves that it has control of Hyatt Inclusive Collection and the necessary experience to operate the hotel.

•
Operadora GIC II has the right to assign our rights and obligations under the GIC II Hotel Management Agreement to an affiliate, subsidiary or related party, without the need to obtain prior consent from Hyatt Inclusive Collection.

•
Except for the rights and obligations under the financing documents, we may not sell, assign, transfer or in any other way alienate the rights that correspond to the hotel, either through sale or any other form of disposition of the hotel, of the shares and/or any other similar corporate interest during the first 2 (two) years of the initial period.

•	In case the delivery of GIC II Hotel is delayed from January 1, 2024, we will be responsible to pay U.S.$5,000 to Hyatt Inclusive Collection for each late day, which will be capped at U.S.$500,000.

•	Termination Events

•
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

•	Before the first year following the execution: U.S.$10 million;

•
Following the first year and before the fourth year following the execution: the result of multiplying by three the total sum of the Administration Fee and the incentive fee for the last 12 months; and

•	After the fourth year following the execution: the sum of the Administration Fee and the incentive fee for the last 12 months.

•
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

•	Governing Law

•	The GIC II Hotel Management Agreement is governed by the laws of Mexico.

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

Table of Content
•	Conditions Precedent

•	Registration before the Mexican Institute of Intellectual Property of: (i) the original license agreement; (ii) the Sublicensed Property; and (iii) the GIC World Trade Center Sublicense Agreement;

•	Assignment of the Sublicensed Property in favor of the WTCA; and

•	Authorization of the WTCA to recognize the rights of the GIC I Trust.

•	Key Terms

•
The GIC I Trust shall pay Frana: (i) a single payment of U.S.$250,000 (VAT included) within five business days after the aforementioned conditions precedent are fulfilled; and (ii) an annual fee of U.S.$25,000 (VAT included) thereafter.

•
Within five business days after the aforementioned conditions precedent are fulfilled, the GIC I Trust will deposit U.S.$25,000 in escrow, to the benefit of Frana. Upon satisfaction of all conditions precedent, Frana may (i) apply the escrow deposit as payment of the first annuity; or (ii) return the escrow deposit to the GIC I Trust.

•
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

•
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

•	Governing Law

•	The GIC World Trade Center Sublicense Agreement is governed by the laws of Mexico.

Table of Content
Murano has not yet begun the process of securing financing for the commencement of the GIC World Trade Center.

Description of Certain Financing Agreements

See “Item 5. –Operating and Financial Review and Prospects” for a discussion of the main provisions of our financing agreements relating to our properties, including provisions whereby some of our properties are pledged as collateral under such financings.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None / Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read the following discussion in conjunction with the Consolidated and Combined Financial Statements, as well as the other parts of this Report: “Presentation of Financial and Other Information” and “Item 5—Operating and Financial Review and Prospects” for information regarding our financial statements, exchange rates, definitions of technical terms and other introductory matters.

Certain information contained herein, including information with respect to our plans and expectations for our business and the Properties, are forward-looking statements and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in such forward-looking statements. You should consider carefully the factors set forth under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from any forward-looking statements contained in this Report.

Overview

On March 20, 2024, Murano PubCo, completed the Business Combination described in more detail under “Item 4. Information on the Company-A. History and Development of the Company-Business Combination.” As a result, on March 21, 2024, Murano’s ordinary shares and warrants commenced trading on Nasdaq under the symbols, “MRNO” and “MRNOW,” respectively.

Murano Group is an international development corporate group with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico with a vision to create competitive and leading investment vehicles for the acquisition, consolidation, operation, and development of real estate assets. We also provide comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, tourism real estate projects, among others. We have a national footprint and international outreach aimed at institutional real estate investors.

We were formed primarily to develop and manage a portfolio of hotel and resort properties in Mexico City, Cancun, and Ensenada. We currently own (i) Operational Hotels in Mexico City and Cancun, (ii) a Project Under Completion in Cancun and (iii) Projects to be Developed in Cancun and Ensenada.

Operational Hotels

Our current portfolio of Operational Hotels  consists of:

•
Andaz Hotel: the Andaz Mexico City Condesa operated by Hyatt, is part of the Insurgentes 421 Hotel Complex in Mexico City. Completed in 2022 and has been operational since the first quarter of 2023, the Andaz Hotel has 213 rooms and several amenities, including a sky bar “Cabuya Rooftop”, multiple restaurants, an auditorium, breakout rooms, a business center, a pet friendly area and restaurant for pets, the “Wooftop”, a gym and a spa. It also has a 954.31 sqm ballroom with a crystal dome with a capacity for 49 tables and 588 guests.

Table of Content
•
Mondrian Hotel: the Mondrian Mexico City Condesa operated by Accor, is part of the Insurgentes 421 Hotel Complex in Mexico City. Completed in 2022 and has been operational since the first quarter of 2023, the Mondrian Hotel has 183 rooms and several amenities, including “Terraza” bar and a “Flower Shop” coffee shop.

•
Vivid Hotel: the Hyatt Vivid Grand Island operated by Hyatt is part of the GIC I Hotel in the GIC Complex in Cancun. Recently completed and operational since April 2024, the Vivid Hotel is an adult-only brand all-inclusive hotel categorized as five-star upper scale with 400 rooms and several amenities, including one main buffet, one coffee shop, the vantage club for VIPs, seven specialty restaurants, six bars, gym, spa, one retail shop, and 1,010 sqm space for events.

The Grand Island Beach Club is part of the GIC Complex in Cancun and commenced operations in April 2024. The Beach Club provides services to the Vivid Hotel and will provide services to future hotels located in the GIC Complex.

Project Under Completion

The Murano Group is also developing the Project Under Completion. In light of recent market conditions and the evolving market outlook, the Murano Group’s management and board of directors have revised the Group’s strategic development pipeline to prioritize the development and commercialization of condominiums (residential units), which we believe better serves the interests of the Group’s shareholders.

The GIC Complex is being developed in two phases. Phase one, which is nearing completion, was initially planned to include 1,016 hotel rooms under two brands: (i) 400 rooms, already operational under the “Vivid” brand, an adults-only concept; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly offering. The opening of the Dreams Hotel has been delayed to the fourth quarter of 2025 to allow the Group, in coordination with the hotel operator, to apply insights from the operation of the Vivid Hotel and to complete certain improvements. These include enhancements required to meet the hotel operator’s global building standards and updates to the common areas, including expanded meeting and event spaces.

The Group is currently conducting a strategic review of the GIC I phase. While the existing plan continues to contemplate the full buildout of 1,016 hotel rooms, it is increasingly unlikely that this target will be maintained. The Group is evaluating whether to proceed with this plan or pursue alternative development options, including the potential replacement of the Dreams Hotel component with additional residential units. As part of this review, the Group is also assessing funding needs, potential modifications to the development pipeline, and possible adjustments to the operations and administrative services agreement with the hotel operator.

Projects to be Developed

We currently own the following projects that we plan to develop (the “Projects to be Developed”):

•
GIC Phase II: Phase two is planned to consist of approximately 1,254 condominiums, divided into four condominium towers with partial views of the ocean, lagoon and/or adjacent golf course owned by Iberostar. The list of amenities includes pools, tennis court, volleyball court, snack bar, firepits, jungle gym, pet garden, spa, coworking rooms, among others. The Group’s management and board of directors are continuously evaluating the plan for phase two of the GIC Complex. We expect the development of the first 466 condominiums  to cost approximately U.S.$87.2 million.

•
Baja Cruise Port: Development of a cruise port with a capacity of 2 million passengers per year. The Group is in early-stage discussions regarding financing terms with a national bank and has signed an memorandum of understanding with a major global cruise line operator. We expect the development of the Baja Cruise Port to cost approximately U.S.$136 million.

•	Baja Marina: Development of a marina consisting on approximately 15,000 linear ft slip spaces. We expect the development of the Baja Marina to cost approximately U.S.$32 million.

Table of Content

•	Baja Retail Village: Development of Baja Retail Village with a leasable area of approximately 45,000 sqm. We expect the development of the Retail Village to cost approximately U.S.$55 million.

•
Resort Property in Baja Development Project: this resort is expected to have two five-star upper-upscale resorts, one with 371 keys and a second one with 400 keys. Based on preliminary estimates, we expect the development of the Resort Property in Baja Development Project to cost approximately U.S.$180 million. We have not yet begun the process of trying to secure financing for the development of this project. Therefore, we do not know when and if we will be able to begin construction of this project.

•
Baja Park Development Project: this industrial park project in Ensenada, will consist of 363,262 sqm of leasable space. This project is currently under evaluation, and we have not yet begun the process of trying to secure financing for its development. Therefore, we do not know when and if we will be able to begin construction of this project. We expect the development of the Baja Park to cost approximately U.S.$122 million.

The company is exploring strategic alternatives to complete phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with Hyatt Inclusive Collection, with respect to the GIC I Hotel regarding potential changes to the current operations and administration services agreement).

The GIC Phase II, the Resort Property in Baja Development Project, the Baja Park Development Project, the Baja Cruise Port, the Baja Marina and the Baja Retail Village are projects that we plan to develop subject to planning and environmental approvals as well as Murano Group being able to secure financing on acceptable terms.

The GIC Complex and the Resort Property in Baja Development Project are expected to be comprised of all-inclusive resorts and residential condominiums, several of which will share the following characteristics: (i) prime beachfront locations; (ii) convenient air access from a number of North American and other international gateway markets; (iii) strategic locations in popular vacation destinations in Mexico with strong government commitments to tourism; (iv) high quality physical condition; and (v) capacity for further growth through incremental renovation or repositioning opportunities. We believe that the resorts in our portfolio will have a competitive advantage due to their location, amenities offering, large-scale and guest-friendly design.

Business Combination

In connection with, and prior to, the Business Combination, on March 1, 2024, Murano converted from a private limited company operating under the name “Murano Global Investments Ltd” into a public limited company operating under the name “Murano Global Investments PLC”.

Pursuant to the terms of the Business Combination Agreement, among other things, the following transactions occurred: (i) New CayCo merged with and into HCM, the separate corporate existence of New CayCo ceasing with HCM being the surviving company and a wholly owned direct subsidiary of Murano and (ii) HCM changed its name to “Murano Global Hospitality Corp”. The surviving company is centrally managed and controlled from, and resident for tax purposes in, the United Kingdom.

In addition, at the effective time of the Merger, (i) each issued and outstanding HCM ordinary share, par value $0.0001 per share was automatically canceled and extinguished, and each holder of HCM Ordinary Shares received merger rights representing a corresponding number of Murano ordinary shares, no par value per share (the “Murano Ordinary Shares”), and (ii) each issued and outstanding warrant to purchase one HCM Ordinary Share automatically ceased to represent a right to acquire an HCM Ordinary Share and converted into and represent a right to acquire Murano Ordinary Shares and each Murano Warrant (a) has an exercise price of $11.50 per whole warrant required to purchase one Murano Ordinary Share, and (b) will expire on the five-year anniversary of the closing date of the Business Combination (i.e., March 20, 2029).

As a result of the foregoing transactions, there were 79,242,873 ordinary shares and 16,875,000 warrants outstanding as of March 20, 2024.

Table of Content
On March 21, 2024, Murano’s ordinary shares and warrants commenced trading on the Nasdaq Stock Market LLC under the symbols, “MRNO” and “MRNOW,” respectively.

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

Table of Content
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

Table of Content
Edificaciones BVG

•	Edgar Armando Padilla Pérez transferred to Murano PV, of one Series A share, with a par value of Ps.$1.00, representing the fixed capital stock of Edificaciones BVG.

•	Edgar Armando Padilla Pérez transferred to Murano Management 24,999 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Edificaciones BVG.

•	Rubén Félix Álvarez Laris transferred to Murano Management 25,000 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Edificaciones BVG.

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

Macroeconomic Scenario

For macroeconomic factors that may affect our results of operations and financial condition see “Item 4. Information on the Company-B. Business Overview-Overview of Mexico and the Mexican Lodging Industry-Macroeconomic Overview.”

The following diagram sets forth our current corporate structure following the Business Combination and related corporate reorganization, including the subsidiaries of Murano PubCo:

Table of Content

Key Business and Financial Metrics Used by Management

Revenue

We derive our revenues from hotel operations. Management uses revenues to assess the overall performance of our business and analyze trends such as consumer demand, brand preference and competition. For a detailed discussion of the factors that affect our revenues, see the section entitled “-Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Components and Key Factors Affecting Our Results of Operations.”

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

Average Daily Rate (“ADR”)

ADR represents hotel room revenue divided by the total number of room nights sold in a given period. ADR measures the average room price attained by a hotel and ADR trends provide useful information concerning the pricing environment and the nature of a hotel’s customer base. ADR is a commonly used performance measure in the industry, and we use ADR to assess pricing levels that we are able to generate by type of customer, as changes in rates have a different effect on overall revenues and incremental profitability than changes in occupancy, as described above.

Table of Content
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

References to Occupancy, ADR and RevPAR are presented on a comparable basis and references to RevPAR and ADR are presented on a currency-neutral basis (i.e., all periods use the same exchange rates), unless otherwise noted.

EBITDA and Adjusted EBITDA

EBITDA, presented herein, is a financial measure that is not recognized under IFRS and reflects net (loss) profit for the period, excluding interest expense, a provision for income taxes and depreciation and amortization. We consider EBITDA to be a useful measure of operating performance, due to the significance of our long-lived assets and level of indebtedness.

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

Table of Content
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

Table of Content
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

Results of Operations

The discussion below relates to the results of the operations of Murano Group. Murano Group is not a single legal entity, but rather a combination of entities that are intended to reflect, for the periods presented, the ownership and administration of the Properties that we own.

Table of Content
As of the date of this Report, we have operations in the Insurgentes 421 Hotel Complex and in the GIC I Hotel, which commenced operations with the opening of the Vivid Hotel on April 1, 2024.

During December 2022, the Mondrian Hotel partially opened before its full opening in January 2023; therefore, revenue generated for the year ended December 31, 2022 was not significant. Substantially, except for the Insurgentes 421 Hotel Complex, all Murano Group’s expenditures are being capitalized to construction in process (“CIP”), apart from the administrative expenses.

Our operating results for the years ended December 31, 2024, 2023 and 2022 are not indicative of future operating results.

Year ended December 31, 2024 Compared to Year ended December 31, 2023

Consolidated and Combined statements of profit or loss and other comprehensive income data

	For the year ended December 31
	2024	2023
	(In Mexican Pesos)
Revenue	$729,953,807	$286,651,914
Direct and selling, general and administrative expenses:
Employee Benefits	325,521,012	158,777,211
Food & Beverage and service cost	98,441,323	50,548,808
Sales commissions	37,592,689	12,047,140
Management fees operators	23,928,681	6,031,578
Depreciation and amortization	319,768,815	135,498,890
Development contributions to the local area	—	—
Property tax	12,444,214	10,062,451
Fees	151,697,897	81,161,295
Administrative fees	17,540,773	16,148,254
Maintenance and conservation	52,727,323	9,676,728
Utility expenses	67,542,771	11,806,600
Advertising	53,064,373	7,326,696
Donations	7,842,770	7,676,660
Insurance	35,771,206	14,820,097
Software	6,948,956	6,744,506
Cleaning and laundry	11,301,594	9,197,151
Bank commissions	31,109,553	8,317,475
Operating supplies and equipment	21,804,534	-
Other costs	107,481,760	62,238,994
Total direct and selling, general and administrative expenses	1,382,530,244	608,080,534
Other income	190,235,287	25,560,552
Other expenses	(5,474,442)	(9,801,077)
Listing expense	(917,366,970)	-
Gain (loss) on revaluation of investment property	239,508,510	(86,598,436)
Change in fair value of financial derivative instruments	(43,348,480)	(75,868,263)
Change of fair value of warrants	(51,946,426)	-
Exchange rate (loss) income, net	(1,492,245,569)	768,699,652
Interest income	34,942,822	8,845,532
Interest expense	(797,018,177)	(303,746,643)
(Loss) profit before income taxes	(3,495,289,882)	5,662,697
Income taxes	(72,675,696)	52,130,224
Net (loss) profit for the period	$(3,567,965,578)	$57,792,921

Table of Content
Revenue: Revenue amounted to Ps.$730.0 million for the year ended December 31, 2024, an increase of Ps.$443.3 million or 154.6% from Ps.$286.7 million from the year ended December 31, 2023. The increase is mainly attributable to the opening of the Vivid Hotel, which generated revenue of Ps.$265.7 million. The remaining increase is mainly related to the continuing operations of the Andaz Hotel and the Mondrian Hotel, which amounted to Ps.$296.0 million for the year ended December 31, 2024, compared to Ps.$187.0 million for the year ended December 31, 2023, and Ps.$168.1 million for the year ended December 31, 2024, compared to Ps.$114.6 million for the year ended December 31, 2023, respectively. The Vivid Hotel’s revenue during 2024 was Ps.$265.7 million, comprising: (1) 88.3% package income, and (2) 11.7% non-package income. The Andaz Hotel’s revenue during 2024 was Ps.$296.2 million, comprising: (1) 63.0% room income, (2) 31.0% food and beverage income, and (3) 6.0% other income. The Mondrian Hotel´s revenue during 2024 was Ps.$168.1 million, comprising (1) 77.0% room income, (2) 17.9% food & beverage income, and (3) 5.0% other income.

Employee Benefits: Employee benefits amounted to Ps.$325.5 million for the year ended December 31, 2024, an increase of Ps.$166.7 million or 105% from the year ended December 31, 2023. The increase is mainly attributable to increase in payroll related expenses since the commencement of hotel operations of the Vivid hotel in April 2024. Our employee benefits cost of sales consisted of salaries of Ps.$289.8 million for the year ended December 31, 2024, an increase of Ps.$147.5 million compared to Ps.$142.3 million for the year ended December 31, 2023; social security and employee food expenses represented the remaining Ps.$35.7 million for the year ended December 31, 2024, an increase of Ps.$19.1 million compared to Ps.$16.6 million for the year ended December 31, 2023.

Food & Beverage and service cost: Food & beverage and service cost amounted to Ps.$98.4 million for the year ended December 31, 2024, an increase of Ps.$47.9 million or 94.7% from Ps.$50.5 million for the year ended December 31, 2023. The increase in food & beverage and service cost is mainly attributable to the commencement of operations of the Vivid Hotel in April 2024. The Vivid hotel food & beverage and service cost for the year ended December 31, 2024 was Ps.$62.8 million. The Andaz Hotel food & beverage and service cost for the year ended December 31, 2024 was Ps.$25.6 million, an increase of Ps.$11.8 million compared to Ps.$13.8 million for the year ended December 31, 2023. The Mondrian Hotel food & beverage and service cost for the year ended December 31, 2024 was of Ps.$10.0 million, a decrease of Ps.$3.8 million compared to Ps.$13.8 million for the year ended December 31, 2023.

Sales commissions: Sales commissions amounted to Ps.$37.6 million for the year ended December 31, 2024 as compared to Ps.$12.0 million for the year ended December 31, 2023. The amount corresponds mainly to the commissions incurred for services provided by independent online travel agencies such as Expedia and Booking. The amounts attributable to the Vivid Hotel is Ps.$5.7 million; for the Andaz Hotel is Ps.$29.2 million; and for the Mondrian Hotel is Ps.$2.7 million.

Management fees operators: Management fees operators amounted to Ps.$23.9 million for the year ended December 31, 2024 as compared to Ps.$6.0 million for the year ended December 31, 2023. The amount corresponds mainly to management services provided by Hyatt and Accor. Vivid Hotel incurred in Ps. $7.9 million, while Andaz Hotel incurred in Ps.$11.9 million, and Mondrian Hotel incurred Ps.$4.2 million.

Depreciation and amortization: Depreciation and amortization amounted to Ps.$319.8 million for the year ended December 31, 2024, an increase of Ps.$184.3 million from the year ended December 31, 2023. The increase corresponds mainly to the placement into operations of the Vivid Hotel Complex’s assets which were transferred from construction in process to fixed assets. The depreciation and amortization for the Vivid Hotel Complex amounted to Ps.$113.6 million for property and equipment and Ps.$43.9 million for right of use assets, respectively.

Table of Content
Property tax: Property tax amounted to Ps.$12.4 million for the year ended December 31, 2024, an increase of Ps.$2.4 million or 23.7% from Ps.$10.1 million for the year ended December 31, 2023. The increase in the property tax is mainly attributable to the Insurgentes 421 Hotel Complex.

Fees: Fees amounted to Ps.$151.7 million for the year ended December 31, 2024, an increase of Ps.$70.5 million or 86.9% from Ps.$81.2 million for the year ended December 31, 2023. The increase is mainly related to the professional services in preparation for the Rated Notes issuance in September 12, 2024.

Administrative fees: Administrative fees amounted to Ps.$17.5 million for the year ended December 31, 2024, an increase of Ps.$1.4 million or 8.6% from Ps.$16.1 million for the year ended December 31, 2023. The increase is mainly related to the commencement of operations of the Vivid Hotel in April, 2024; Administrative fees for the Vivid Hotel for the year ended December 31, 2024 amounted to Ps.$1.6 million, compared to Ps.$0.0 million for the year ended December 31, 2023.

Maintenance and conservation: Maintenance and conservation amounted to Ps.$52.7 million for the year ended December 31, 2024, an increase of Ps.$43.1 million or 444.9% from Ps.$9.7 million the year ended December 31, 2023. This expense increase is attributable mostly to the commencement of operations of the Vivid Hotel in April 2024. Prior to its opening, the Vivid Hotel incurred in maintenance and conservation expenses mostly related to minor fixes of installations and equipment. Maintenance and conservation expense for Vivid Hotel Complex for the year ended December 31, 2024 is Ps.$18.8 million. Additionally, the Andaz and Mondrian Hotel Complex´s maintenance and conservation expense amounted to Ps.$28.2 million, mostly attributable to engineering services and water-and-sewage related maintenance and conservation, which amounted to Ps.$16.0 million and Ps.$2.3 million respectively.

Utility expenses: Utility expenses amounted to Ps.$67.5 million for the year ended December 31, 2024, an increase of Ps.$55.7 million or 472.1% from Ps.$11.8 million for the year ended December 31, 2023. This expense increase is mainly attributable to the commencement of operations of the Vivid Hotel in April 2024. Utility expenses for the Vivid Hotel for the year ended December 31, 2024 amounted to Ps.$30.6 million.

Advertising: Advertising amounted to Ps.$53.1 million for the year ended December 31, 2024, an increase of Ps.$45.7 million or 624.3% from Ps.$7.3 million for the year ended December 31, 2023. This expense increase is mainly attributable to the advertising efforts related to the commencement of operations of the Vivid Hotel in April 2024. Advertising for the Vivid Hotel for the year ended December 31, 2024 amounted to Ps.$37.8 million, compared to Ps.$0.2 million for the year ended December 31, 2023.

Donations: Donations amounted to Ps.$7.8 million for the year ended December 31, 2024, an increase of Ps.$0.2 million or 2.2% from Ps.$7.7 million for the year ended December 31, 2023. The donation expense is mostly attributable to a donation granted to the UNICEF International Council to support the transformation of education in Mexico that amounted for PS.$7.8 million.

Insurance: Insurance amounted to Ps.$35.8 million for the year ended December 31, 2024, an increase of Ps.$21.0 million or 141.4% from Ps.$14.8 million for the year ended December 31, 2023. The increase is mainly related to the commencement of operations of the Vivid Hotel in April 2024; the Vivid Hotel Complex insurance expense amounted to Ps.$16.4 million for the year ended December 31, 2024.

Software: Software amounted to Ps.$6.9 million for the year ended December 31, 2024, an increase of Ps.$0.2 million or 3.0% from the year ended December 31, 2023. The increase is mainly related to the structural preparations for the commencement of operations of the Vivid Hotel in April 2024; the Vivid Hotel software expense amounted to Ps.$3.1 million for the year ended December 31, 2024.

Cleaning and laundry: Cleaning and laundry amounted to Ps.$11.3 million for the year ended December 31, 2024, an increase of Ps.$2.1 million or 22.9% from the year ended December 31, 2023. The increase is mainly related to the commencement of operations of the Vivid Hotel in April 2024.

Table of Content
Bank commissions: Bank fees amounted to Ps.$31.1 million for the year ended December 31, 2024, an increase of Ps.$22.8 million or 274.0% from Ps.$8.3 million for the year ended December 31, 2023, which corresponds to the increase in the interest income accrued by short-term investments.

Other costs: Other costs amounted to Ps.$107.5 million for the year ended December 31, 2024, an increase of Ps.$45.2 million or 72.7% from Ps.$62.2 million for the year ended December 31, 2023. The increase is mainly related to ramp up expenses mainly attributable to the commencement of operations of the Vivid Hotel in April 2024 as well as the additional expenses derived from the growing operations from the Andaz and Mondrian Hotels.

Listing expense: Listing expense amounted to Ps.$917.4 million for the year ended December 31, 2024, which corresponds recognition of the business combination of the Murano Group that took place on March 20, 2024 which was accounting under IFRS 2 “Shared Base Payments”.

Gain (loss) on revaluation of investment property: The gain on revaluation of investment property amounted to Ps.$239.5 million for the year ended December 31, 2024, an increase of Ps.$326.1 million or (376.6)% from the Loss of Ps.$86.6 million during the year ended December 31, 2023. The increase is mainly related to an increase in the value determined by the external appraisers in U.S. dollars, and the currency conversion effect resulting from the depreciation of the Mexican peso against the U.S. dollar during for the year ended December 31, 2024.

Interest income: Interest income amounted to Ps.$34.9 million for the year ended December 31, 2024, an increase of Ps.$26.1 million or 295.0% from Ps.$8.8million from the year ended December 31, 2023. The increase in interest income was attributable mainly to the increase in interest bearing assets during 2024, including Ps.$8.7 million accrued on amounts due from related parties and Ps.$22.6 million from favorable interest received from financial institutions.

Interest expense: Interest expense amounted to Ps.$797.0 million for the year ended December 31, 2024, an increase of Ps.$493.3 million or 162.4% from the year ended December 31, 2023. The increase is mainly related the interest of Insurgentes 421 Bancomext loan and GIC I interest of Vivid Hotel as there are no longer capitalized in the asset value and were booked directly to the profit and loss statement in 2024 compared to the year ended December 31, 2023.

Exchange rate loss, net: Foreign exchange income, net, amounted to a loss of Ps.$1,492.2 million for the year ended December 31, 2024, a decrease of Ps.$2,260.9 million or 294.1% from the year ended December 31, 2023. The decrease in foreign exchange income, net transactions was attributable to the depreciation of the Mexican peso against the U.S. dollar for the year ended December 31, 2024, compared to the year ended December 31, 2023 as well as the increase in loans denominated in U.S. dollars.

Valuation of financial derivative instruments: Valuation of financial derivative instruments amounted to a loss of Ps.$43.3 million for the year ended December 31, 2024, a decrease of Ps.$32.5 million or 42.9% from a loss of Ps.$75.9 million for the year ended December 31, 2023 due to unfavorable movements in the yield curve.

Other income: Other income amounted to Ps.$190.2 million for the year ended December 31, 2024, an increase of Ps.$164.7 million or 644.3% from Ps.$25.6 million for the year ended December 31, 2023. The increase is mainly related to a gain in sale of equipment due to a discount from a vendor on purchase of furniture and fixtures granted subsequent to purchase, and also subsequent to the sale and leaseback of said furniture and fixtures to an unrelated third party.

Other expenses: Other expenses amounted to Ps.$5.5 million for the year ended December 31, 2024, a decrease of Ps.$4.3 million or 44.1% from Ps.$9.8 million for the year ended December 31, 2023.

Income taxes: Income taxes amounted to Ps.$72.7 million for the year ended December 31, 2024, a change of Ps.$124.8 million or 239.4% from an income tax benefit of Ps.$52.1 million for the year ended December 31, 2023. The decrease is mainly related to the increase in the allowance of NOLs as result of losses in exchange rates in 2024.

Net profit (loss) for the period: For the reasons outlined above, the Murano Group recorded a net loss of Ps.$3,568.0 million for the year ended December 31, 2024, a decrease of Ps.$3,625.8 million, as compared to a net profit of Ps.$57.8 million for the year ended December 31, 2023.

Table of Content
Year ended December 31, 2023 Compared to Year ended December 31, 2022

Combined statements of profit or loss and other comprehensive income data

	For the year ended December 31
	2023	2022
	(In Mexican Pesos)
Revenue	$286,651,914	$6,431,022
Direct and selling, general and administrative expenses
Employee Benefits	158,777,211	53,944,188
Food & Beverage and service cost	50,548,808	1,167,596
Sales commissions	12,047,140	—
Management fees operators	6,031,578	—
Depreciation and amortization	135,498,890	1,808,833
Development contributions to the local area	—	25,862,069
Property tax	10,062,451	15,605,504
Fees	81,161,295	67,534,391
Administrative fees	16,148,254	1,784,617
Maintenance and conservation	9,676,728	10,218,739
Utility expenses	11,806,600	2,386,067
Advertising	7,326,696	9,806,261
Donations	7,676,660	1,000,000
Insurance	14,820,097	3,891,189
Software	6,744,506	2,226,283
Cleaning and laundry	9,197,151	1,622,716
Bank commissions	8,317,475	6,700,414
Other costs	62,238,994	45,073,847
Total direct and selling, general and administrative expenses	608,080,534	250,632,714
(Loss) gain on revaluation of investment property	(86,598,436)	298,089,926
Interest income	8,845,532	555,638
Interest expense	(303,746,643)	(86,485,683)
Exchange rate income, net	768,699,652	276,747,870
Valuation of financial derivative instruments	(75,868,263)	200,739,870
Other income	25,560,552	33,514,903
Other expenses	(9,801,077)	(3,874,125)
Profit before income taxes	5,662,697	475,086,707
Income taxes	52,130,224	230,709,407
Net profit for the period	$57,792,921	$244,377,300

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

Table of Content
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

Food & Beverage and service cost: Food & beverage and service cost amounted to Ps.$50.5 million for the year ended December 31, 2023, an increase of Ps.$49.3 million or 4,229.3% from Ps.$1.2 million for the year ended December 31, 2022. The increase in food and beverages was attributable to the operations of the Mondrian Hotel and Andaz Hotel throughout 2023.

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

Management fees operators: Management fees operators amounted to Ps.$6.0 million for the year ended December 31, 2023, which relates to management services provided by Hyatt and Accor. Andaz Hotel incurred in Ps.$3.7 million while Mondrian Hotel incurred Ps.$2.3 million.

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

Fees: Fees amounted to Ps.$81.2 million for the year ended December 31, 2023, an increase of Ps.$13.7 million or 20.2% from Ps.$67.5 million for the year ended December 31, 2022. The increase is mainly related to legal and transaction costs incurred by Murano World which amounted to Ps.$15.9 million. Additionally, both Murano World and GIC I Trust hired financial advisors to renegotiate its existing loans and to obtain other sources of finance.

Administrative fees: Administrative fees amounted to Ps.$16.1 million for the year ended December 31, 2023, an increase of Ps.$14.3 million or 804.9% from Ps.$1.8 million for the year ended December 31, 2022. The increase is mainly related to other services hired by Murano Group to carry out its operations.

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

Table of Content
Donations: Donations amounted to Ps.$7.7 million for the year ended December 31, 2023, an increase of Ps.$6.7 million or 667.7% from Ps.$1.0 million for the year ended December 31, 2022. This increase is attributable to the donations granted to the UNICEF International Council to support the transformation of education in Mexico.

Insurance: Insurance amounted to Ps.$14.8 million for the year ended December 31, 2023, an increase of Ps.$10.9 million or 280.9% from Ps.$3.9 million for the year ended December 31, 2022. The increase in insurance expenses was attributable to the acquisition of an insurance premium of Ps.$2.0 million for the Beach Club acquired in March 2023. Moreover, there was also an increase in the insurance premium for the Insurgentes 421 Hotel Complex that amounted to Ps.$5.5 million, which derived from the increase in the property’s fair value.

Software: Software amounted to Ps.$6.7 million for the year ended December 31, 2023, an increase of Ps.$4.5 million or 202.9% from the year ended December 31, 2022. This expense relates to certain equipment and operating software implementation costs incurred at the Insurgentes 421 Hotel Complex.

Cleaning and laundry: Cleaning and laundry amounted to Ps.$9.2 million for the year ended December 31, 2023, an increase of Ps.$7.6 or 466.8% from the year ended December 31, 2022. The increase in cleaning and laundry expenses is directly attributable to the opening of the Andaz and Mondrian Hotels, which now offer guest room services. At the Andaz Hotel, this expense includes Ps.$5.7 million for purchasing cleaning supplies and $1.5 million for laundry services provided by external parties, along with Ps. $1.0 million for the laundering of staff uniforms. Related to the Mondrian Hotel, this expense is comprised mainly of laundry contracts totalling Ps.$2.2 million and Ps.$3.0 related to the laundering of staff uniforms.

Bank commissions: Bank fees amounted to Ps.$8.3 million for the year ended December 31, 2023, an increase of Ps.$1.6 million or 24.1% from Ps.$6.7 million for the year ended December 31, 2022, which corresponds to the increase in the interest income accrued by short-term investments.

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

(Loss) gain on revaluation of investment property: The Loss on revaluation of investment property amounted to Ps.$86.6 million for the year ended December 31, 2023, a decrease of Ps.$384.7 million or 129.1% from the gain of Ps.$298.1 million during the year ended December 31, 2022. The value determined by the external appraisers in U.S. dollars did not decrease but when converting to pesos an exchange rate loss was originated which causes the decrease. For the year ended December 31, 2022, there was an appreciation of the plots of land located in Ensenada, Baja California and the conversion effect did not have such a significant impact.

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

Table of Content
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

Income taxes: Income taxes amounted to Ps.$52.1 million income tax benefit for the year ended December 31, 2023, a change of Ps.$282.8 million or 112.6% from an income tax expense of Ps.$230.7 million for the year ended December 31, 2022. The decrease in income tax expense was mainly attributable to lower pre-tax profits and a higher benefit related to other permanent differences of Ps.$120.6 million, which includes the application of previously unrecognized tax loss carry forwards to the taxable profit during 2023.

Net profit (loss) for the period: For the reasons outlined above, the Murano Group recorded a net profit of Ps.$57.8 million for the year ended December 31, 2023, a decrease of Ps.$186.6 million, as compared to a net profit of Ps.$244.4 million for the year ended December 31, 2022.

Other Financial Data

	For the year ended December 31
	2024	2023	2022
	(in Mexican pesos)
EBITDA(1)	(2,378,502,890)	444,908,230	563,381,223
Adjusted EBITDA(2)	(2,313,741,968)	500,913,740	563,838,513

(1)
We define EBITDA as a measure that reflects net profit (loss) for the period, excluding interest expense, income taxes, depreciation and amortization. The following table reconciles our net profit for the period for the period, our most directly comparable measure under IFRS, to EBITDA:

	For the Year Ended December 31		Variance
	2024	2023	Ps. Change	% Change
	(in Mexican pesos)
Net profit (loss) for the period	(3,567,965,578)	57,792,921	(3,625,758,499)	(6273.7)%
Add (deduct):
Income taxes	72,675,696	(52,130,224)	124,805,920	(239.4)%
Interest expense	797,018,177	303,746,643	493,271,534	162.4%
Depreciation and amortization	319,768,815	135,498,890	184,269,925	136.0%
EBITDA	(2,378,502,890)	444,908,230	(2,823,411,120)	(634.6)%

(2)	We defined Adjusted EBITDA as EBITDA further adjusted to exclude transaction-related expenses derived from the Business Combination. The following table reconciles Adjusted EBITDA to EBITDA:

Table of Content
	For the year ended December 31		Variance
	2024	2023	Ps. Change	% Change
	(in Mexican pesos)
EBITDA	(2,378,502,890)	444,908,230	(2,823,411,120)	(634.6)%
Transaction related expenses	64,760,922	56,005,510	8,755,412	15.6%
Adjusted EBITDA	(2,313,741,968)	500,913,740	(2,814,655,708)	(561.9)%

	For the Year Ended December 31		Variance
	2023	2022	Ps. Change	% Change
	(in Mexican pesos)
Net profit (loss) for the period	57,792,921	244,377,300	(186,584,379)	(76.4)%
Add (deduct):
Income taxes	(52,130,224)	230,709,407	(282,839,631)	(122.60)%
Interest expense	303,746,643	86,485,683	217,260,960	251.21%
Depreciation and amortization	135,498,890	1,808,833	133,690,057	7391.0%
EBITDA	444,908,230	563,381,223	(118,472,993)	(21.0)%

	For the year ended December 31		Variance
	2023	2022	Ps. Change	% Change
	(in Mexican pesos)
EBITDA	444,908,230	563,381,223	(118,472,993)	(21.0)%
Transaction related expenses	56,005,510	457,290	55,548,220	12147.3%
Adjusted EBITDA	500,913,740	563,838,513	(62,924,773)	(11.2)%

Operating Data
	For the Year Ended December 31, 2024
	RevPAR(1)	ADR(2)	Occupancy(3)
	(in Mexican Pesos)%
Andaz Hotel	$2,393	$4,085	58.6
Mondrian Hotel	$2,511	$3,710	52.2
Vivid Hotel	$2,053	$3,834	53.6

(1)	We calculate RevPAR by dividing hotel room revenue by room nights available to guests for a given period.

(2)	ADR represents hotel room revenue divided by the total number of room nights sold in a given period.

(3)	Occupancy represents the total number of room nights sold divided by the total number of room nights available at a hotel or group of hotels.

	For the Year Ended December 31, 2023
	RevPAR	ADR	Occupancy
	(in Mexican Pesos)%
Mondrian Hotel(1)	$1,003	$3,547	28.3

(1)	The revenue metrics are presented only for the Mondrian Hotel as it was the only hotel in operation as of December 31, 2022.

Table of Content
B.	Liquidity and Capital Resources

Overview

Since our inception, we have financed our development projects and operations primarily from capital contributions from our shareholders and borrowings under different financing arrangements. As of December 31, 2024, our total debt was Ps.$11,653.2million (US$558.2 million). Since then, we have incurred additional indebtedness in the amount of US$6 million.

We currently estimate the total remaining development and construction costs of the Projects to be completed to be approximately U.S.$709 million. These are preliminary estimates and while we believe that our overall budget for the construction costs for these properties is reasonable as of the date of this Report, these costs are only estimates, and the actual final costs to develop may be significantly higher than expected.

We currently expect that the Business Combination, together with borrowings under our existing financings and issuance of the 2031 Notes, will not be sufficient to fund the currently foreseeable budget of our property development projects and/or otherwise be sufficient to fulfill our business strategy. Therefore, we will likely need additional capital in the future. Our ability to obtain bank financing or to access the capital markets for future debt or equity offerings may be limited by our financial condition, results of operations or other factors, such as our credit rating or outlook at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions and contingencies and uncertainties that are beyond our control. Therefore, we cannot assure you that we will be able to obtain additional capital and/or that we will be able to obtain bank financing or access the capital markets on commercially reasonable terms or at all; for further details, see “Note 2c—Basis of preparation in the Murano Group Combined Financial Statements.”

Recent Transactions Affecting our Liquidity and Capital Resources

Year ended December 31, 2024 compared to year ended December 31, 2023

The following table from the Combined Statement of Cash Flows summarizes Murano Group’s cash flows for the years ended December 31, 2024 and 2023:

	For the Year Ended December 31
	2024	2023	Variance
	Ps.	Ps.	Ps.	%
	(in Mexican pesos)
Net cash flows (used in) from operating activities	$(94,808,362)	$165,206,337	$(260,014,699)	(157.4)%
Net cash flows used in investing activities	(1,079,765,332)	(1,697,602,022)	617,836,690	(36.4)%
Net cash flows from financing activities	1,998,618,817	1,438,010,614	560,608,203	39.0%
Net (decrease) increase in cash and cash equivalents and restricted cash	$824,045,123	$(94,385,071)	918,430,194	(973.1)%
Cash flows from operating activities

Net cash from operating activities was Ps.$94.8 million for the year ended December 31, 2024, while for the year ended December 31, 2023 there was net cash from operating activities of Ps.$165.2 million.

Net cash from operating activities consisted of a loss before income tax of Ps.$3,495.3 million for the year ended December 31, 2024, adjusted for non-cash and non-operating cash flow items and the effect of changes in working capital. Non-operating cash flow adjustments principally included Ps.$917.4 million derived from listing expense of the Rated Notes listed September 12, 2024, and Ps.$775.7 million derived from interest expense, while non-cash items included Ps.$271.5 million from the depreciation of property, plant and equipment, which was mainly attributable to the commencement of operations of the Vivid Hotel and its corresponding placement into operations of the Vivid Hotel Complex’s assets which were transferred from construction in process to fixed assets. The depreciation and amortization for the Vivid Hotel Complex amounted to Ps.$113.6 million for property and equipment. Additional non-cash items included Ps.$66.4 million from the amortization of costs to obtain loans and commissions, and Ps.$1,514.4 million of effect in foreign exchange rates. Net changes in working capital, which amounted to Ps.$67.9 million, were mainly attributable to an increase in trade payables for Ps.$266.8 million, a decrease mainly by Ps.$125.7 million related to the obtainment of a Value Added Tax reimbursement, from an outstanding balance of Value Added Tax pending to be collected from GIC Complex, which increased Ps.$112.4 million or 844.5% from the year ended December 31, 2023, and an increase in trade receivables for Ps.$47.7 million.

Table of Content
Cash flows from investing activities

Net cash used in investing activities was Ps.$1,079.8 million for the year ended December 31, 2024, a decrease of Ps.$617.8 million or 36.4% from the year ended December 31, 2023 primarily due to the Vivid Hotel commencing operations in April 2024, thus ceasing its capex investing requirements.

Cash flows from financing activities

Net cash provided by financing activities was Ps.$1,998.6 million for the year ended December 31, 2024, an increase of Ps.$560.6 or 39.0% from the year ended December 31, 2023. Overall, proceeds from new borrowings provided to Murano Group amounted to Ps.$8,964 million, increasing by Ps.$6,848 million and interest paid increased Ps.$308.0 million compared to the twelve-month period ended December 31, 2023. Offsetting cash flows from financing principally included Ps.$6,020 million derived from loan payments to third parties, interest paid amounting to Ps.$565.8 million, and Ps.$476.2 million derived from loan payments to related parties.

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

Net cash from operating activities consisted of a loss before income tax of Ps.$5.7 million for the year ended December 31, 2023, adjusted for non-cash and non-operating cash flow items and the effect of changes in working capital. Non-operating cash flow adjustments principally included Ps.$300.5 million derived from interest expense, while non-cash items included Ps.$128.7 million from the depreciation of property, plant and equipment, Ps.$86.6 in the valuation of financial derivative instruments and Ps.$756.6 million of effect in foreign exchange rates. Net changes in working capital increased mainly by Ps.$275.5 million related to trade payables to GIC Complex suppliers, which increased Ps.$250.2 million or 989.9% from the year ended December 31, 2022.

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

Table of Content
Cash flows from financing activities

Net cash provided by financing activities was Ps.$1,438.0 million for the year ended December 31, 2023, a decrease of Ps.$332.4 million or 18.8% from the year ended December 31, 2022. Overall, proceeds from new borrowings provided to Murano Group decreased by Ps.$121.0 million and interest paid increased Ps.$212.6 million.

Capital Expenditures

For the years ended December 31, 2024 and 2023 and 2022, our capital expenditures amounted to Ps.$1,331.8 million, Ps.$1,719.3 million, and Ps.$1,523.3 million, respectively. This increase was mainly driven by the expenditures related to the construction of GIC I Hotel, part of the GIC Complex.

As of December 31, 2024, we had outstanding commitments under construction contracts of Ps.$527.4 (U.S.$25.7 million) for capital expenditures at our owned properties. Our contracts contain clauses that allow us to cancel all or some portion of the work. If cancellation of a contract occurred, our commitment would be any costs incurred up to the cancellation date, in addition to any costs associated with the discharge of the contract.

Debt

As of December 31, 2024, our debt with third parties amounted to Ps.$11,458.7 million (U.S.$558.7 million) and our debt with related parties amounted to Ps.$194.5 million (U.S.$9.5 million), including accrued interest and the exchange difference generated from the U.S. dollar-denominated loans.

For the year ended December 31, 2024, interest expense on our borrowings amounted to Ps.$981.4 million (Ps.$775.7 million directly recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income and the remaining was capitalized as part of the borrowing costs in construction in process).

The agreements referred to below include covenants and restrictions that require, among other things, to provide the lenders, quarterly and annually, with Murano’s internal financial statements and compliance with certain ratios and reserve funds. Non-compliance with such requirements constitutes an event of default under which the respective loan may become immediately due and payable. For discussions of certain defaults that are outstanding and that have been waived, and potential consequences, with respect to our debt, see -“The instruments governing our indebtedness contain cross-default provisions that may cause all of the debt issued under such instruments to become immediately due and payable as a result of a default under an unrelated debt instrument” and “-We have substantial debt that may be called on demand of lender due to breach in covenants that may happen in the future”.

Also refer to Note 10 of the Consolidated and Combined Financial Statements for more information about defaults that are all outstanding.

11% Senior Secured Notes due 2031

In September 2024, we completed the issuance of an aggregate principal amount of US$300.0 million of our 11% senior secured notes pursuant to the Indenture. The 2031 Notes will mature on September 2031 and bear interest rate of (a) 11.00% per annum payable in cash, and (b) from the issuance date to September 2027, 2.00% per annum payable in kind (the “PIK Interest”) at a total rate of 13.00% by capitalizing such PIK Interest (and increasing the principal amount of the outstanding Notes in an amount equal to such PIK Interest) or by issuing PIK Notes (as such term is defined in the Indenture), payable on a semi-annual basis. The 2031 Notes were issued by the Issuer Trust and guaranteed by Operadora GIC I, CIB/3224 Trust, GIC I Trust and Murano PV, and backed primarily by cash flows from the GIC I Hotel. The Indenture governing these notes imposes certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries, among other restrictive covenants.

Proceeds from the 2031 Notes were used to refinance existing debt facilities of the Murano Group (including the GIC I Loan), fund a debt service reserve, cover transaction fees, fund working capital and finance the completion of the GIC I Hotel. This was Murano’s first major debt capital markets transaction as a public firm, and it was oversubscribed. This financing improved Murano’s capital structure and liquidity, reducing refinancing risk. The 2031 Notes received credit ratings (Ba1/BB) and were placed with institutional investors under Rule 144A/Reg S.

Table of Content
Insurgentes Loan

The construction, development and start of operations of the Insurgentes 421 Hotel Complex have been financed through a loan facility entered into on September 29, 2022, Inmobiliaria Insurgentes 421, as borrower, OHI421 and OHI421 Premium, as joint obligors, and Bancomext, as lender, as amended and restated from time to time. The principal amount of the facility was U.S.$75 million, with a variable interest rate, divided into two tranches, tranche A for an amount of U.S.$49.5 million and tranche B for an amount of U.S.$25.5 million. The use of proceeds for tranche A was for the payment and refinancing of a prior loan; tranche B use of proceeds was for the financing of the renovation of the Insurgentes 421 Hotel Complex. On May 25, 2023, the parties amended and restated such loan agreement to increase the credit line with Bancomext from U.S.$75 million to U.S.$100 million pursuant to a new tranche of credit (tranche C).

The quarterly interest payable under the Insurgentes Loan is equal to term SOFR plus a 3.5% margin and the maturity is October 7, 2037. The proceeds from the Insurgentes Loan were used to refinance certain indebtedness related to the development of the Insurgentes 421 Hotel Complex and pay capital expenditures related to the development and start of operations of the Insurgentes 421 Hotel Complex.

As of December 31, 2024, the outstanding principal amount under the Insurgentes Loan was Ps.$2,029.1 million (U.S.$98.9 million).

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

•
Murano PV contributed (i) 49,499 Series A shares of fixed capital stock and (ii) 10,771,066 Series B shares of variable capital stock of Inmobiliaria Insurgentes 421, which together with the ESAGRUP contribution represent approximately 99.99% of the capital stock of Inmobiliaria Insurgentes 421;

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

GIC I Loan

The construction, development, equipment and start of operations of the GIC I Hotel was initially financed through a mortgage loan facility provided by a syndicate of banks including Sabcapital, CaixaBank, Bancomext, Nafin and Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R, as lenders (the “GIC I Senior Lenders”), pursuant to the terms and conditions of the syndicated senior secured loan agreement dated October 4, 2019 (as amended and restated from time to time, including on July 11, 2022, August 24, 2023 and December 20, 2023), entered into among the GIC I Trust, as borrower, Operadora GIC I, Operadora GIC II, and Murano World, as joint obligors, the GIC I Senior Lenders, as lenders, and Sabadell, as administrative agent and collateral agent, under which the GIC I Senior Lenders granted a loan subject to the terms and conditions set forth therein in an aggregate amount of U.S.$239,811,149.50 at an interest rate of term SOFR +4.0116%. The amounts borrowed under the GIC I Loan were used to partially finance the construction and development of the GIC Complex, among other uses.

Table of Content
The balance of the GIC I Loan was repaid in full.

GIC I VAT Loan

In order to finance up to 80% of the value added tax payable during the construction of the GIC I Hotel, the GIC I Trust as borrower and Operadora GIC I as joint obligor, entered into a loan agreement dated as of October 16, 2019, with Bancomext, as lender, pursuant to which Bancomext provided a 12-year loan on the aggregate amount of U.S.$31,480,000.00 at an interest rate of TIIE 91 days + 2.75% (with borrowings as of 2024 bearing an interest rate of TIIE 28 days + 2.75%), and maturing on June 30, 2034 (as amended, supplemented and/or restated from time to time, the “GIC I VAT Loan”).

As part of the collateral to secure the GIC I VAT Loan, the GIC I Trust granted a second ranking mortgage over GIC Private Unit 1, GIC Private Unit 4 and GIC Private Unit 5.

The GIC I VAT Loan was governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.

The balance of the GIC I VAT Loan was repaid in full.

Beach Club Loan

The acquisition and development of the beach club property related to the GIC Complex has been financed through the Beach Club Loan. The annual interest payable under the Beach Club Loan is equal to 10% and the loan matures on December 1, 2030. As of December 31, 2024, the outstanding principal amount of the Beach Club Loan was Ps.$410.2 million (U.S.$20 million).

As part of the collateral to secure the Beach Club Loan, Murano World granted a first ranking mortgage in favor of ALG with respect to the Playa Delfines Property where the beach club is located.

The Beach Club Loan is governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.

Finamo Loans

On January 5, 2024, Murano PV, as borrower, and Elías Sacal Cababie, as joint obligor, entered into a secured term loan with Finamo, as lender, in an aggregate amount of up to U.S.$26.0 million at a fixed interest rate of 15%, and maturing on January 1, 2030 (as amended, supplemented and/or restated from time to time, the “Finamo Loan I”). The amounts borrowed under the Finamo Loan were used to partially finance the completion and start of operations of the GIC I Hotel, among other uses. As of December 31, 2024, the outstanding principal amount of the Finamo Loan I was Ps.$22.3 million.

On April 9, 2024, Murano PV, as borrower, and Elías Sacal Cababie, as joint obligor, entered into a secured term loan with Finamo, as lender, in an aggregate amount of up to Ps.$100 million at a fixed interest rate of 22%, and maturing on November 15, 2025 (the “Finamo Loan II”). As of December 31, 2024, the outstanding principal amount of the Finamo Loan II was Ps.$100 million. The amounts borrowed under the Finamo Loan II were used to partially finance the start of operations of the GIC I Hotel, among other uses.

Additionally, on December 3, 2024, Murano World, as borrower, Elías Sacal Cababie and Murano PV, as joint obligors, entered into a secured term loan with Finamo, as lender, in an aggregate amount of up to Ps.$144.5 million at a fixed interest rate of 22%, and maturing on December 3, 2025 (the “Finamo Loan III”, and together with the Finamo Loan I and Finamo Loan II, the “Finamo Loans”). The amounts borrowed under the Finamo Loan III were used to paid rents of hotel equipment. As of December 31, 2024, the outstanding principal amount of the Finamo Loan II and III were Ps.$100 million and Ps.$144.5 million, respectively.

Table of Content
The Finamo Loans are secured by GIC Private Unit 3, which is owned by the GIC II Trust.

The Finamo Loans are governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.

NAFIN Loan

In order to finalize the construction and initiate operations of the GIC I Hotel, among other uses, Murano PV, as borrower, and Elías Sacal Cababie and Marcos Sacal Cohen, as joint obligors, entered into a loan agreement dated October 17, 2024 with Nafin, as lender, pursuant to which Nafin provided a two year loan on the aggregate amount of U.S.$70,378,283.27 at an interest rate of SOFR three months + 3.75% to 4.25% (based on the interest period), and maturing on October 17, 2027. As of December 31, 2024, the outstanding principal amount of the Nafin Loan was Ps.$1,126.8 million (U.S.$54.9 million).

As part of the collateral to secure the Nafin Loan, Murano PV caused to grant a first ranking mortgage over GIC Private Unit 4 and GIC Private Unit 5, which should be substituted for the GIC Private Unit 3 (the land of the GIC II Hotel) and, therefore, the mortgages over GIC Private Unit 4 and GIC Private Unit 5 should be terminated. Additionally, Murano PV, as settlor and second beneficiary, Nafin, as first beneficiary, and CIBanco, solely in its capacity as trustee (fiduciario), entered into an irrevocable management trust agreement No. CIB/4470 (Contrato de Fideicomiso Irrevocable de Administración No. CIB/4470), dated November 11, 2024, to establish and manage a debt service reserve account for the Nafin Loan, the amounts of which are used to comply with the obligations under the Nafin Loan.

The Nafin Loan is governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.

Exitus Loan

In order to refinance the Exitus Original Loans, on September 30, 2024, Murano World, as borrower, Exitus Capital, S.A.P.I. de C.V., SOFOM, E.N.R., as lender, and ESAGRUP, Elías Sacal Cababie and Marcos Sacal Cohen, as joint obligors, entered into a secured term loan in an aggregate amount of U.S.$18.1 million at a fixed interest rate of 15%, and maturing on December 30, 2025 (as amended, supplemented and/or restated from time to time, the “Exitus Loan”). As of December 31, 2024, the outstanding principal amount of the Exitus Loan was U.S.$18.1 million.

The collateral to secure the Exitus Loan consists of the Exitus Trust which estate consists of (a) cash flows arising from the Andaz Hotel Management Agreement, the Mondrian Hotel Management Agreement and the GIC I Hotel Management Agreement, (b) real estate property known as “La Costa Bajamar” lot identified as MP-1 consisting of three fractions of land located in Ensenada, Baja California, (c) real estate property known as “Club de Playa” consisting of lots seven to thirteen located in Fraccionamiento Brisas del Márquez, Mz., E, S/N in Acapulco de Juárez, Guerrero, and (d) real estate property consisting of private units eight and nine located in different lots and superblocks within the GIC Complex.

The Exitus Loan are governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.

Sofoplus Loan

In order to repay the Sofoplus Original Loan, among other uses, on September 30, 2024, Murano World, as borrower, and Elías Sacal Cababie and Marcos Sacal Cohen, as joint and several obligors, entered into an unsecured term loan with Sofoplus, as lender, in an aggregate amount of U.S.$3.6 million at a fixed interest rate of 16%, and maturing on October 1, 2026 (as amended, supplemented and/or restated from time to time, the “Sofoplus Loan I”). As of December 31, 2024, the outstanding principal amount of the Sofoplus Loan I was Ps.$73.8 million (U.S.$3.6 million).

Table of Content
Additionally, on January 30, 2025, Murano World, as borrower, and Elías Sacal Cababie and Marcos Sacal Cohen, as joint and several obligors, entered into an unsecured term loan with Sofoplus, as lender, in an aggregate amount of up to U.S.$6 million at a fixed interest rate of 16%, and maturing on February 1, 2028 (the “Sofoplus Loan II”, and together with the Sofoplus Loan I, the “Sofoplus Loans”). The amounts borrowed under the Sofoplus Loan II were used to repay the original loan with Sofoplus. As of December 31, 2024, the outstanding principal amount of the original loan of Sofoplus was U.S.$5.4 million.

The Sofoplus Loans are governed by the laws of Mexico City and the parties are subject to the jurisdiction of the courts of Mexico City.

Harry Sacal (Elías Sacal’s brother), owns 32% of Pluscorp S.A.P.I de C.V., which, in turn, owns 99% of Sofoplus. For more information about Harry Sacal’s participation in Pluscorp S.A.P.I. de C.V., see “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Santander Revolving Credit Facility

On March 3, 2023, Murano World, as borrower, Santander International, as lender and Harry Sacal Cababie as pledgor, entered into an uncommitted line of credit agreement in an aggregate amount of U.S.$1.5 millionfor the use and payment of the credit granted at an ordinary interest of the amount equivalent to the rate of interest that reflects the all-inclusive cost of funding to Santander plus 0.8%. The Santander Revolving Credit Facility was extended on March 27, 2024, pursuant to which Murano World obtained an additional U.S.$500k (five hundred thousand dollars) to its existing revolving line of credit, converting the principal amount of credit to U.S.$2 million. Murano World agreed to pay to Santander International as ordinary interest the amount equivalent to the rate of interest that reflects the all-inclusive cost of funding to Santander plus 0.8% per annum for working capital. The Group repaid U.S.$500 k to the principal amount before year end 2024.  On March 7, 2025, The maturity of this loan was extended for two years to March 7, 2027. The proceeds form the loan are made available by Santander to Murano World, thus the Santander Revolving Credit Facility’s. As of December 31, 2024, the outstanding principal amount was Ps.$30,694,061 (U.S.$25,335,608).

The Santander Revolving Credit Facility is governed by U.S. laws and the parties are subject to the jurisdiction of the courts of Miami Dade, Florida.

Finamo Sale and Lease Back Agreements

Based on their characteristics, the Finamo Sale and Lease Back Agreements were classified as sale and lease back agreements for accounting purposes and recognized as debt. As of December 31, 2024, Ps.$282 million was outstanding under these agreements. See “Item 4. Information on the Company—D. Property, Plant and Equipment—Description of Certain Project Agreements” and Note 10 to the Murano Group Combined Financial Statements for more information about these agreements and our indebtedness.

Lease Liabilities

Coppel Lease Agreement

On November 8, 2023, Operadora GIC I, as lessee, Arrendadora Coppel, as lessor, and Murano World, Edificaciones BVG and Elías Sacal Cababie as joint and several obligors, entered into a lease agreement under which, the parties establish the terms and conditions based on which the lessor will grant the lessee the temporary use and enjoyment of the goods described in the specific contracts that are signed from time to time by the parties, in which, additionally, the lessee will have the obligation to pay to the lessor the rental amount. As of December 31, 2024, Ps.$190.8 million was outstanding under this agreement.

We had $206.7 million of lease liabilities as of December 31, 2024. For further information on our leases, see “Note 9 to the Murano Group Combined Financial Statements.”

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

Table of Content
Off-Balance Sheet Arrangements

As of December 31, 2024, we did not have any off-balance sheet arrangements.

C.	Research and development, patents and licenses, etc.

None.

D.	Trend Information

Other than as disclosed elsewhere in this Report, we are not aware of any other trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

Our Consolidated and Combined Financial Statements are prepared in accordance with the IFRS as issued by the IASB. In connection with the preparation of its Combined Financial Statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and the related disclosures. We base our assumptions, estimates, and judgments on historical experience, current trends and other factors that management believes to be relevant at the time its Combined Financial Statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates, and judgments to ensure that its financial statements are presented fairly and in accordance with IFRS. However, because future events and their effects cannot be determined with certainty, actual results could differ from its assumptions and estimates, and such differences could be material. We have identified several policies as being critical because they require management to make particularly difficult, subjective and complex judgments about matters that are inherently uncertain, and there is a likelihood that materially different amounts would be reported under different conditions or using different assumptions.

All of our significant accounting policies are discussed in Note 3 to our Consolidated and Combined Financial Statements included elsewhere in this Report.

Information about assumptions and estimation uncertainties as of December 31, 2024, that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes to our Consolidated and Combined Financial Statements included elsewhere in this Report: Note 7; Note 8; Note 11;  Note 12; and Note 13.

Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value

The Company has certain assets measured and recognized at fair value; therefore, we evaluate the significant observable inputs and valuation adjustments annually. If third-party information, such as broker quotes or pricing services, is used to measure fair values, Murano Group evaluates the evidence obtained from third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, Murano Group uses observable market data whenever possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Table of Content
•	Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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

Changes in economic and operating conditions impacting these judgments could result in impairments to our long-lived assets in future periods, which could be material to our results of operation. We had Ps.$20,155.1 million and Ps.$18,520.5 million of long-lived assets as of December 31, 2024 and December 31, 2023, respectively.

Going Concern

With respect to the Consolidated and Combined Financial Statements, the independent auditor’s separate report relating thereto contains an explanatory paragraph that states that certain circumstances raise substantial doubt about our ability to continue as a going concern and draws attention to notes 2c. and 19 of the Consolidated and Combined Financial Statements and indicates that management has identified material uncertainties that cast substantial doubt on the ability of the Murano Group to continue as a going concern. As indicated in note 2c., as of December 31, 2024, the total current liabilities exceed the amount of total current assets, and based upon the Murano Group’s current plans, management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of these Consolidated and Combined Financial Statements may be insufficient. These events or conditions, along with other matters as set forth in note 19 to the Consolidated and Combined Financial Statements indicate that a material uncertainty exists that cast substantial doubt on our ability to continue as a going concern. Management’s plans regarding these matters are also described in note 2c. to the Consolidated and Combined Financial Statements. Management continues evaluating strategies to obtain the additional funding necessary for future operations and project redesign or completion, to comply with all covenants as required by the debt instruments to which entities of the Murano Group are parties to, and to be able to discharge the outstanding debt and other liabilities as they become due. Furthermore, the Murano Group has retained specialist professional advisors who are experienced in debt restructuring, to advise the Murano Group on a plan to execute a debt restructuring.  Whilst the terms of such a debt restructuring have not yet been agreed with the Murano Group’s various lenders, and there can be no assurance that a successful outcome will be achieved, Management believes that these efforts represent a reasonable course of action to address the Group’s financial position and mitigate the risk over our ability to continue as a going concern. The Murano Group has also considered alternative strategies with respect to the hotel operations in Cancun (including changes to the hotel management agreement and operational partners), which could generate additional cash flows compared to the current commercial arrangements. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options that may be available to the Murano Group such as new or restructured loan agreements and the possible financial support of the major shareholder of the Murano Group. However, the Murano Group may be unable to access further equity or debt financing when needed.

Table of Content
Our Consolidated and Combined Financial Statements were prepared assuming we will continue operating on a going concern basis (which contemplates we will be able to meet our obligations as they become due within one year after the date these financial statements are issued). Our ability to continue as a going concern is dependent on many factors, including, among other things, improvements in our operating results necessary to comply with our financial covenant requirements, and if necessary, refinancing of existing debt, amending or modifying our existing or future financial covenants or obtaining waivers in events of breach of covenants.

As of the date of this Report, the following amounts are owed of principal, interest or lease payments, as applicable:

Loan/Lease Agreements	Interest Payment		Lease Payments
	MXN	USD	MXN	USD
Beach Club Loan	-	U.S.$1,842,466
Finamo Loan I	-	U.S.$1,405,437
Finamo Loan II	Ps.$10,572,222
Finamo Loan III	Ps.$13,510,129
Exitus Loan		U.S.$967,345
Sofoplus Loan		U.S.$260,267
Finamo Sale and Lease Back Agreements	Ps.$1,135,636		Ps.$59,079,864
Coppel Lease Agreement			Ps.$16,872,999
TOTAL	Ps.$25,217,987	U.S.$4,475,514	Ps.$75,952,863	-

See “Recent Developments” and “Risk Factors—Risks Related to Murano’s Business and Operating in the Hotel Industry—Our total current liabilities exceed the amount of the total current assets, which has placed significant doubt on our ability to continue as  going concern..”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The table below sets forth our executive officers and directors. Our board of directors (“Board”) is comprised of six directors: Elías Sacal Cababie, Marcos Sacal Cohen, David James Galan, Keith Graeme Edelman, and Patrick Joseph Goulding.

Name	Position	Age	Expiration
Elías Sacal Cababie	Member of the Board	59	2025
Marcos Sacal Cohen	Member of the Board	32	2027
David James Galan	Member of the Board	51	2026
Keith Graeme Edelman	Member of the Board	74	2025
Patrick Joseph Goulding	Member of the Board	61	2027
Theodore Allegaert	Member of the Board	60	2028

Biographical Information

Elías Sacal Cababie, 59, founded BVG World, S.A. de C.V. (“Bay View Grand,” currently Murano World, S. A. de C. V) in 1996 and has served as chairman of the board of directors of GIC I Trust since 2018. Additionally, Mr. Cababie is the Chief Executive Officer of Grupo Murano. Since 2009. Mr. Cababie is a leader within Mexico’s tourism and lodging industry with over 20 years of experience developing, acquiring and financing real estate. Between 1998 and 2008, Mr. Cababie developed the “Second Home Living” business focused on international buyers interested in owning a vacation home in Mexico. Previously, Mr. Cababie was a director on the board of Archiao Limited, a New York City and Dublin software company, from 2014 to 2018. Mr. Cababie has developed multiple residential real estate projects in beach cities including Puerto Vallarta, Mexico City, and Cancún. Mr. Cababie is a member of the boards of trustees of the Mexico’s National Museum of Anthropology, the Mexican Federation of Associations of Friends of Museums, and is an adviser to the Princess Grace Foundation (Monaco). We believe that Mr. Cababie is qualified to serve as a member of our board of directors because of his extensive business, real estate, and leadership experience, including leadership of Bay View Grand and Grupo Murano.

Table of Content
Marcos Sacal Cohen, 32, is the Chief Operating Officer of Murano Group, where he oversees various high-value projects. Notably, he has managed the construction and sale of Residencial Marina BVG Ixtapa for over U.S.$89 million, facilitated the sale of Residencial Villa Alejandra BVG for U.S.$48 million, and contributed to the successful sale of Grand Venetian BVG Vallarta for U.S.$300 million. Sacal Cohen holds a bachelor’s degree in business administration from Universidad Anahuac in Mexico City, and he has furthered his education with a specialization in corporate finance from ITAM and a diploma with certification in Project Evaluation from Harvard University. With his extensive expertise, he has secured financing exceeding $400 million and successfully concluded the construction of over 1,400 rooms. Moreover, he has adeptly secured management agreements with top-tier companies. His leadership was instrumental in navigating the process of a public listing on Nasdaq.

David James Galan, 51, is the Global Chief Financial Officer, and joined PubCo in September 2023. Before joining PubCo, Mr. Galan served from 2019 to 2023 as the Chief Financial Officer of Kibbutz Holding S.a.r.l, the investment holding company that founded Nasdaq listed hospitality group, Selina Hospitality PLC, and Latin America based real estate company, Dekel Real Estate Holding, S.A. From 2016 to 2019 David served initially as Chief Financial Officer and subsequently Chief Executive Officer of London Stock Exchange listed Zinc Media Group PLC, which grew to be one of the UK’s leading independent TV production businesses. Mr. Galan is a UK Chartered Accountant, having qualified at Arthur Andersen in London in the audit and then corporate finance divisions. Post qualification he spent several years working in investment banking, specializing in small-cap IPOs and M&A. Mr. Galan has over 20 years’ experience in preparing companies for public markets, equity and debt fundraising, investor relations as well as recent real estate and hospitality industry experience. Mr. Galan is a UK resident and based in London. We believe Mr. Galan is qualified to serve as a member of our board of directors because of his extensive business, leadership and finance experience.

Keith Graeme Edelman, 74, is an independent director of PubCo. He is the Chairman of Headlam Group PLC, a floor coverings distributor, Chairman of Revolution Bars Group PLC, an operator of premium bars and pubs, and JQB, an online retailer of gold and gold coins. He has been a public company director of FTSE 100, FTSE 250, and other small cap quoted companies for over 30 years. He has worked in a broad range of consumer industries including hotels at Ladbroke Group where he spearheaded the acquisition of Hilton International for $1.9 billion, media at Carlton Communications PLC and retail at Storehouse PLC In addition, he has extensive property experience gained at Ladbroke Group, managing extensive retail property portfolios and latterly at Arsenal. His last executive role was at Arsenal Football Club where, as Managing Director, he was responsible for the development of the Emirates Stadium and the redevelopment of the old Highbury Stadium into 725 residential unit. The whole project was delivered on time and within budget. Since then, Mr. Edelman has held non-executive positions at a number of companies and was involved in of the Superdry PLC and Revolution Bars Group PLC IPOs. We believe Mr. Edelman is qualified to serve as a member of our board of directors because of his extensive business, leadership and finance experience.

Patrick Joseph Goulding, 61, is a director of PubCo. He is a real estate and finance industry veteran with more than 30 years of management experience in public and private corporations. Most recently, Mr. Goulding has provided consulting services to a variety of firms across the finance sector in the US and United Kingdom with a particular focus on capital markets strategy including M&A and financing. Throughout his career he has served as Chief Financial Officer of a number of public and private entities across the globe and has deep knowledge and experience having worked in the US, the United Kingdom, Australia and The Netherlands through his career. Mr. Goulding previously served as a Managing Director and Head of Finance for Morgan Stanley’s global real estate investment business. He also held senior finance roles within the real estate businesses of Schroders, ING and Lend Lease. In his various roles he was an officer or director of a significant number of those firm’s businesses. Mr. Goulding attended the South East Technological University (Ireland) before completing his Chartered Accountant qualification with PricewaterhouseCoopers. He is a Fellow of Chartered Accountants Ireland. We believe Mr. Goulding is qualified to serve as a member of our board of directors because of his extensive business, leadership and finance experience.

Table of Content
Theodore Allegaert, 60, is an independent director of PubCo. He is a U.S.-qualified lawyer with over twenty-five years of commercial legal experience, including thirteen years in private practice at preeminent firms in Silicon Valley and New York and a decade of experience in senior in-house roles at multinational companies in the U.S. and the U.K. He currently serves as Chief Legal Officer of Nasdaq-listed Zapp Electric Vehicles Group Ltd. Previously, he served from 2017-2020 as Chief Legal Officer at Nasdaq-listed Ferroglobe PLC (initially as Deputy), after serving as Deputy General Counsel of its formerly Nasdaq-listed U.S. subsidiary Globe Specialty Metals, Inc. from 2011-15. From 2015-16 and from 2021-23, Mr. Allegaert was self-employed, serving as a contract general counsel and legal and compliance consultant to international businesses in Asia and the U.K. Mr. Allegaert holds a bachelor’s degree from Columbia University and a Juris Doctor degree from The University of Chicago Law School.

Family Relationships

Elías Sacal Cababie and Marcos Sacal Cohen are related as father and son.

Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions-A. Major Shareholders.”

B.	Compensation

Compensation of Directors and Officers

For the year ended December 31, 2024, the aggregate amount of compensation we paid to all members of Murano’s management was Ps.$32.1 million, which amount includes compensation paid to the members of our Board of Directors for attending meetings of the Board of Directors and its Committees, the salaries of our senior management, including of our Chief Operating Officer, and the salary of the Chairman of our Board of Directors. Of the Ps.$32.1 million that we paid to members of Murano’s management, $3.6 million was paid as base compensation and cash-based performance bonuses, including pension and post-employment benefits.

Elías Sacal Cababie’s employment agreement provides for an indefinite period. He serves as Chief Executive Officer of Murano Group and does not receive a base salary for his functions as he is the main shareholder of Murano Group.

The following table discloses the amount of compensation paid to our senior management for the years ended December 31, 2024, 2023, and 2022:

Our “senior management” includes the Board of Directors Chief Executive Officer, the Chief Operating Officer and Chief Financial Officer.

Year	Salary (Ps.$)	Bonus (Ps.$)	Option Awards (Ps.$)	All Other Compensation (Ps.$)	Total (Ps.$)
2024	28,470,801	2,927,735		702,656	32,101,192
2023	28,065,770				28,065,770
2022	17,133,989				17,133,989

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

Table of Content
The Company has not otherwise, during or since the period of this Report, except to the extent permitted by law, indemnified or agreed to indemnify an auditor of the Company or of any related body corporate against a liability incurred as an auditor.

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

In the interest of transparency, as a foreign private issuer, Murano will not follow the requirement applicable for U.S. listed companies to disclose third-party director and nominee compensation, and the requirement to distribute annual and interim reports. Notwithstanding, Murano will comply with the independent audit committee requirement, the notification of non-compliance and voting rights, required by Nasdaq 5600 Series rules.

We also inform you of the following nuances with respect to certain of our other corporate governance practices as of the date of this Report, subject to future changes or additions from time to time (that would be publicly disclosed):

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

Table of Content
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

Our Board has adopted Corporate Governance Guidelines, which are available on our website. The reference to our website address in this Report does not include or incorporate by reference the information on our website into this Report.

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

The members of our Audit Committee, Keith Graeme Edelman and Theodore Allegaert, were designated by our Board, and each qualifies as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the members qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The Board has adopted a new written charter for the Audit Committee, which is available on our website. The reference to our website address in this Report does not include or incorporate by reference the information on our website into this Report.

Table of Content
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

The members of our Compensation and Governance committee, Keith Graeme Edelman and Theodore Allegaert, were designated by our Board, and each qualifies as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. Our Board has adopted a new written charter for the compensation and governance committee, which is available on our website. The reference to our website address in this Report does not include or incorporate by reference the information on our website into this Report.

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

The members of our Nominations Committee, Keith Graeme Edelman and Theodore Allegaert, were designated by our Board, and each qualifies as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to nominations committee membership. Our Board has adopted a new written charter for the Nomination Committee, which is available on our website. The reference to our website address in this Report does not include or incorporate by reference the information on our website into this Report.

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

Table of Content
Code of Ethics

Information regarding our Code of Business Conduct and Ethics is set forth in Item 16B of this Report.

D.	Employees

As of December 31, 2024, Murano directly and indirectly employed approximately 1,088 employees worldwide at its corporate offices and on-site at its resorts. Murano believes relations with its employees are good. Murano estimates that 579 of these employees are represented by labor unions. Third-party service providers hire a significant number of employees to perform services for Murano and its affiliates, as is customary in the industry.

E.	Share Ownership

Information regarding the ownership of Murano’s ordinary shares by Murano’s directors and executive officers is set forth in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” of this Report.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of Murano’s ordinary shares as of December 31, 2024 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding ordinary shares;

•	each of our directors;

•	each of our senior management; and

•	all of our directors and executive officers as a group.

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

As of March 21, 2024 Murano’s ordinary shares issued after giving effect to the Business Combination were 79,242,873.

As of December 31, 2024 the percentage of Murano’s ordinary shares beneficially owned is computed on the basis of 79,305,736 ordinary shares issued and outstanding.

Table of Content
Beneficial Owners(1)	Number of Ordinary Shares	Percentage of all Ordinary Shares
5% shareholders:
Elías Sacal Cababie	69,152,609	87.2%
Shawn Matthews(2)	8,812,500	11.1%
Directors and Executive Officers
Elías Sacal Cababie	69,152,609	87.2%
Marcos Sacal Cohen	—	*
David James Galan	—	*
Keith Graeme Edelman	—	*
Theodore Allegaert	—	*
Patrick Joseph Goulding	—	*
All directors and executive officers as a group	69,152,509	87.2%

(*)	Less than 1% individually.

(1)	Unless otherwise noted, the business address of each of our shareholders is 25 Berkeley Square, London W1J 6HN.

(2)
HCM Investor Holdings, LLC is the record holder of such shares. Mr. Matthews is the managing member of HCM Holdings. As such, each of HCM Holdings and Mr. Matthews may be deemed to share beneficial ownership of the ordinary shares held directly by HCM Holdings. Mr. Matthews disclaims any beneficial ownership of the ordinary shares held directly by HCM Holdings, and disclaims any beneficial ownership of such shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

For more information regarding the share ownership of Murano before, and after the Business Combination, see “Item 4. Information on the Company—A. History and Development of the Company—Business Combination.”

B.	Related Party Transactions

The table below sets forth the entities the Murano Group has engaged in related party transactions with and their relationship to the Murano Group:

Related Party	Relationship to Murano Group
Impulsora Turistica de Vallarta, S. A. de C. V. (ITV)	A Mexican corporation (sociedad anónima) owned 0.000001% by ESAGRUP (Company in which Elías Sacal Cababie holds 99.99% of its equity)
Puerto Varas, S. A. de C. V. (Puerto Varas)	A Mexican corporation (sociedad anónima) owned 50.00% by ESAGRUP (Company in which Elías Sacal Cababie holds 99.99% of its equity)
Elías Sacal Cababie	Founder and Chief Executive Officer of Murano.
Marcos Sacal Cohen	Chief Operating Officer of Murano and son of Elías Sacal Cababie.
E.S. Agrupación, S.A. de C.V.	A Mexican corporation (sociedad anónima) in which Elías Sacal Cababie holds 99.99% and BVG Infraestructura holds 0.01% of its equity.
Sofoplus, S. A. P. I. de C. V., SOFOM, ER (Sofoplus)	A Mexican Stock Market Promotion Company (S. A. P. I. by its acronym in Spanish) in which Harry Sacal Cababie holds 0.1% of its equity and 99.99% indirectly.
Inmobiliaria Insurgentes 421, S.A. de C.V.	A Mexican corporation (sociedad anónima) in which the Insurgentes Security Trust holds 99.99% of its equity.
Murano World, S.A. de C.V.	A Mexican corporation (sociedad anónima) in which Murano PV, S.A. de C.V. holds 99.9999% and Murano Management, S.A. de C.V. holds 0.0001% of its equity.
BVG Infraestructura, S.A.de C.V.	A Mexican corporation (sociedad anónima) in which Elías Sacal Cababie holds 99.9999992% of its equity.

Table of Content
Provision of Administrative Services

ITV

During 2024 and for the year ended December 31, 2023, there were no services provided to ITV. For the year ended December 31, 2022, the Murano Group provided services to ITV. The services consisted primarily of administrative services. For the year ended December 31, 2022, the Murano Group accrued a total of Ps.$1,370,344 (U.S.$66,812) in administrative services. As of December 31, 2024, 2023 and 2022 there were no remaining balances to collect under the services agreement.

Puerto Varas

For the year ended December 31, 2024 there were no services provided s to Puerto Varas. For the years ended December 2023, and 2022, the services consisted primarily of administrative services in the amount of Ps.$1,761,896 (U.S.$85,903) and Ps.$667,891 (U.S.$32,564) respectively. As of December 31, 2024, 2023 and 2022, there was no balance pending to collect under the services agreement.

Related Party Loans

ITV

On May 2, 2021, ITV made a 36-month loan (subsequently amended to 48-months on May 3, 2021) to Murano World, S. A. de C. V., for a total amount of Ps.$97,500,000 (U.S.$4,753,709) at an annual rate of 17.75%. As of December 31, 2023 and 2022, the outstanding balance of this loan, including interest was Ps.$39,121,151 (U.S.$1,907,390) and Ps.$58,078,077 (U.S.$2,831,654), respectively. On May 2, 2024, the maturity of this loan was extended for one additional year. On October 31, 2024, the outstanding balance of this loan was repaid in full.

On April 30, 2024, ITV granted a 36-month loan to Murano World in the amount of Ps.$17,200,000 (U.S.$838,603) with an interest rate of 17.75% and payments of principal after 12 months of the signing date. On October 31, 2024, the outstanding balance of this loan was repaid in full.

For the years ended December 31, 2024,2023 and 2022, the Murano Group paid  interest in the amount of Ps.$2,368,211(U.S.$115,464) Ps.$7,608,336 (U.S.$370,952) and Ps.$15,159,574 (U.S.$739,120), respectively.

Elías Sacal Cababié

On February 9, 2023, Murano World, S.A. de C.V. granted a 12-month loan to Elías Sacal Cababie on commercially reasonable arm’s length terms for a total amount of Ps.$7,900,000 (U.S.$385,172) at a monthly variable rate of TIIE 28 plus a spread of 3%. The outstanding balance of this loan was paid during December 2023.

On February 10, 2023, Murano World, S.A. de C.V. granted a 12-month loan to Elías Sacal Cababie on commercially reasonable arm’s length terms for a total amount of U.S.$2,865,000 at a monthly variable rate of 3M SOFR plus a spread of 3%. On April 30, 2024, the principal amount was repaid in full.

On September 26, 2023, Murano World, S.A. de C.V. granted a 12-month loan to Elías Sacal Cababie on commercially reasonable arm’s length terms for a total amount of U.S.$3,200,000 at a monthly variable rate of 3M SOFR plus a spread of 3%. On April 30, 2024, the principal amount was repaid in full.

On April 14, 2023, Murano PV, S.A. de C.V. granted a 12-month loan to Elías Sacal Cababie. on commercially reasonable arm’s length terms for a total amount of Ps.$2,000,000 (U.S.$97,512) at a monthly variable rate of TIIE 28 plus a spread of 3%. As of December 31, 2024, the outstanding balance of this loan was repaid on March 8, 2024, as part of the capital restructuring as described in Note 2.c of the Consolidated and Combined Financial Statements.

Table of Content
On April 14, 2023, Murano PV, S.A. de C.V. granted a 12-month loan to Elías Sacal Cababie. on commercially reasonable arm’s length terms for a total amount of U.S.$438,611 at a monthly variable rate of 3M SOFR plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in Note 2.c of the Consolidated and Combined Financial Statements.

ESAGRUP

On February 10, 2023, Murano World granted a 12-month loan to ESAGRUP on commercially reasonable arm’s length terms for a total amount of Ps.$9,620,660 (U.S.$469,065) at a monthly variable rate of TIIE 28 plus a spread of 3%. On October 31, 2024, this loan was repaid in full.

On March 31, 2023, Murano World granted a 12-month loan to ESAGRUP on commercially reasonable arm’s length terms for a total amount of U.S.$453,000 at a monthly variable rate of 3M SOFR plus a spread of 3%. On October 31, 2024, this loan was repaid in full.

On April 14, 2023, Murano PV granted a 12-month loan to ESAGRUP on commercially reasonable arm’s length terms for a total amount of U.S.$359,368 at a monthly variable rate of 3M SOFR plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in Note 2.c. of the Consolidated and Combined Financial Statements.

On May 5, 2023, Murano PV granted a short-term loan to ESAGRUP of Ps.$30,000 with a maturity of a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was repaid on March 8, 2024.

On November 9, 2023, Murano World granted a 12-month loan to ESAGRUP on commercially reasonable arm’s length terms for a total amount of Ps.$10,000,000 (U.S.$571,373) at a monthly variable rate of TIIE 28 plus a spread of 3%. On October 31, 2024, this loan was repaid in full.

On May 2, 2024, ES Agrupación, S. A. de C. V. granted a loan of $317,000,000 to Murano World. The lender had agreed to convert the loan balance into a small minority equity interest in the Cancun II project, however, the Group analyzed the merits of this transaction in line with the pipeline development plan and management decided to repay the balance in full on October 31, 2024.

On May 2, 2024, Murano World granted a loan of up to $14,750,000 to ES Agrupación, S. A. de C. V., which matures in a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%. On October 31, 2024, this loan was repaid in full.

On May 20, 2024, Murano World granted a loan of up to U.S.$1,850,000 to ES Agrupación, S. A. de C. V., which matures in one year that accrues interest at a rate of SOFR plus a spread of 3%. As of September 30, 2024, the borrower paid U.S.$647,000. On October 31, 2024, this loan was repaid in full.

Sofoplus

On June 28, 2019, Sofoplus made a 48-month loan to Murano World, S. A. de C. V. on commercially reasonable arm’s length terms for a total amount of Ps.$100,000,000 (U.S.$4,875,599) at an annual rate of 16.75%. As of December 31, 2022, the outstanding balance of this loan was Ps.$71,179,852 (U.S.$3,470,444). The remaining balance of this loan was paid on August 24, 2023.

On June 24, 2022, Sofoplus granted a loan agreement to Murano World S. A. de C.V. of up to U.S.$15,000,000, on commercially reasonable arm’s length terms, with a three-year maturity and an annual interest rate of 15%. Elías Sacal Cababie, Marcos Sacal Cohen and ES Agrupación signed as joint obligors for this loan. As of December 31, 2024, 2023 and 2022, the outstanding balance of this loan, including interest was Ps.$110,642,225 (U.S. $5,394,471), Ps.$171,153,445 (U.S.$8,344,756) and Ps.$145,231,418 (U.S.$7,080,902).

On October 2023 and April 2024 SGGYP Sureste, S. A. de C. V. transferred its collection rights of its outstanding invoices with the GIC I Trust to Sofoplus in the amount of Ps.$7,500,000 (U.S.$365,670) and Ps.$3,499,325 (U.S.$170,613), respectively. On November 29,2024 the Group paid  Ps.$1,000,000 (U.S.$48,756) to the principal balance of the discounted invoices described above. As of December 31, 2024 the outstanding balance of this discounted invoices was Ps.$9,999,325 (U.S.$487,527).

Table of Content
On September 30, 2024, Murano World signed a loan agreement with Sofoplus up to U.S.$3,600,000 with disbursements of U.S.$700,000, U.S.$100,000, U.S.$800,000, U.S.$1,000,000 and U.S.$1,000,000 on September 30, 2024, October 3, 2024, October 31, 2024, November 29, 2024, and December 13, 2024, respectively. The Group used this loan to repay the balance of the secured mortgage loan of U.S.$15,000,000. This loan requires us to pay monthly interest at the annual interest rate of 16% starting on October 1, 2024, with maturity on October 1, 2026. As of December 31, 2024 the outstanding balance of this loan including interest was Ps.$74,001,162 (U.S.$3,608,000).

For the years ended December 31, 2024,2023 and 2022, the Murano Group has paid interest of Ps.$26,524,331 (U.S.$1,293,220), Ps.$27,324,815 (U.S.$1,332,248) and Ps.$25,493,235 (U.S.$1,242,948), respectively.

On January 30, 2025, Murano World signed a loan agreement with Sofoplus up to US. $6,000,000 with draws of US $870,772 and $5,129,228 on January 31, 2025 and February 13, 2025. This loan has to pay monthly interest at the annual interest rate of 16%, with maturity on February 1, 2028

Inmobiliaria Insurgentes

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

As of December 31, 2024, Inmobiliaria Insurgentes 421 has received from the lessees, the monthly amount of U.S.$50,000 for base rent concept, which means that the cumulative base rent paid by each lessee was U.S.$600,000. Payments for concept of variable rent under the lease agreements amounted during 2024 Ps.$53,174,238  (U.S.$2,592,563).

BVG Infraestructura

On March 1, 2023, BVG Infraestructura, S.A. de C.V. granted a 12-month loan to Inmobiliaria Insurgentes 421 for a total amount of U.S.$955,011 at a monthly variable rate of SOFR plus a spread of 3%. As of December 31, 2023, the outstanding balance of this loan was U.S. $709,494. On October 31, 2024, these loan was repaid in full.

Promissory Notes

Certain Group Companies issued the following promissory notes as part of the Murano Group Reorganization in order to capitalize Murano Global Investments Limited:

In January 2024, Murano PV, S.A. de C.V. issued a promissory note in favor of Elías Sacal Cababie for the total amount of Ps.$73,000,000 (U.S.$4,321,189) as a result of the purchase of 103,267,741 shares of Murano World, S. A. de C. V. previously owned by Elías Sacal.

In January 2024, Murano PV, S.A. de C.V. issued a promissory note in favor of Elías Sacal Cababie for the total amount of Ps.$18,000,000 (U.S.$1,065,499) as a result of a transfer of the trustee rights of 16,915,151 shares of Inmobiliaria Insurgentes 421, S.A. de C.V. previously owned by Elías Sacal.

Table of Content
In January 2024, Murano PV, S.A. de C.V. issued a promissory note in favor of ESAGRUP for the total amount of Ps.$266,500,000 (U.S.$15,775,298) as a result of the purchase of 329,753,574 shares of Murano World, S. A. de C. V. previously owned by ESAGRUP.

In January 2024, Murano PV, S.A. de C.V. issued a promissory note in favor of ESAGRUP for the total amount of Ps.$542,500,000 (U.S.$32,112,943) as a result of the transfer of the trustee rights of 434,361,612 shares from Inmobiliaria Insurgentes 421, S.A. de C.V. previously owned by ESAGRUP.

All the promissory notes described above were issued as part of the Murano Group Reorganization and used by Elías Sacal Cababie to capitalize Murano Global Investments PLC On March 8, 2024 Murano Global Investments PLC utilized the promissory notes to complete the Murano Group Reorganization by capitalizing Murano PV and the notes were canceled as a final step in the reorganization.

For more information about Murano Group’s transactions with related parties please see Note 6 to the Consolidated and Combined Financial Statements included elsewhere in this Report.

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

•
Indemnification agreement granted by Elías Sacal Cababie in favor of HCM Acquisition Corp executed as of March 20, 2024, pursuant to which, among others, Elías Sacal Cababie shall indemnify and hold HCM and its successors harmless from tax contingencies resulting from (i) the inclusion of BVG Infraestructura, S.A. de C.V. as settlor and beneficiary of F/0455 Trust and (ii) the segregation of real estate property from the F/0455 Trust, Exitus Trust and GIC II Trust.

Table of Content
C.	Interests of Experts and Counsel

None / Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated and Combined Statements and Other Financial Information

Consolidated and Combined Financial Statements

See “Item 18. Financial Statements” of this Report for our consolidated and combined financial statements and other financial information.

Legal and Arbitration Proceedings

Murano is currently not subject to any material legal or regulatory proceeding as defendant. To Murano’s knowledge, there are currently no other material legal or regulatory proceedings threatened or contemplated against Murano or its affiliates.

Dividend Policy

We have never declared or paid any cash dividend on our Murano Ordinary Shares. The payment of cash dividends in the future will depend upon our revenues and earnings, if any, capital requirements and general financial condition. Any further determination to pay dividends on our Murano Ordinary Shares would be at the discretion of our board of directors.

B.	Significant Changes

After December 31, 2024, and except as disclosed elsewhere in this Report, we have not experienced any significant changes since the date of our audited consolidated and combined financial statements included in this Report.

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

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the Murano Ordinary Shares and Murano Warrants held by certain shareholders and executives of Murano, including its principal shareholders and key executives, is included in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Certain Agreements Related to the Business Combination”.

Table of Content
B.	Plan of Distribution

Not applicable.

C.	Markets

See “Item 9. The Offer and Listing—A. Offer and Listing Details”.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

The authorized share capital of Murano is unlimited.

As of the date hereof, there were 79,313,981 Murano Ordinary Shares outstanding.

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

Information regarding certain material contracts among entities in Murano Group may be found in “Item 4. Information on the Company—A. History and Development of the Company—Business Combination” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

Certain Material Jersey Tax Considerations

The following summary of the anticipated tax treatment in Jersey of PubCo and holders of PubCo Ordinary Shares is based on Jersey taxation law and practice as they are understood to apply at the date of this proxy statement/prospectus. It does not constitute, nor should it be considered to be, legal or tax advice and does not address all aspects of Jersey tax law and practice (including, without limitation, such tax law and practice as they apply to any land or building situated in Jersey, or as they apply to certain types of persons, such as persons holding or acquiring shares in the course of trade, collective investment schemes or insurance companies). Holders of PubCo Ordinary Shares should consult their professional advisors on the implications of acquiring, buying, holding, selling or otherwise disposing of PubCo Ordinary Shares under the laws of any jurisdictions in which they may be liable to taxation. Holders of PubCo Ordinary Shares should be aware that tax rules and practice and their interpretation may change.

Table of Content
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

Dividends on PubCo Ordinary Shares may be paid by PubCo without withholding or deduction for or on account of Jersey income tax and holders of PubCo Ordinary Shares (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such shares. It is possible that the current tax regime applicable in Jersey may be amended and PubCo could become subject to taxation in Jersey. See “Item 10. Additional Information—E. Taxation—Certain Material Jersey Tax Considerations—Shareholders of a Jersey Company” in relation to the status of Jersey resident holders of PubCo Ordinary Shares

Goods and Services Tax

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

Table of Content
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

Table of Content
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

Ownership of Murano Ordinary Shares and Murano Warrants

This discussion is subject to the discussion in “- Application of the PFIC Rules to Murano Ordinary Shares and Murano Warrants” below.

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

Dividends paid by Murano generally will be taxable to a non-corporate U.S. holder at the reduced rate normally applicable to long-term capital gains, provided that Murano is considered a “qualified foreign corporation” and certain other requirements are met. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of the income tax treaty between the United Kingdom and the United States (the “Treaty”). A foreign corporation is also treated as a “qualified foreign corporation” with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the Nasdaq, such as the Murano Ordinary Shares, will be readily tradable on an established securities market in the United States. There can be no assurance, however, that Murano Ordinary Shares will be considered readily tradable on an established securities market in later years or that that Murano will be eligible for the benefits of the Treaty. A U.S. holder will not be able to claim the reduced rate on dividends received from Murano if Murano is treated as a PFIC (as defined below) in the taxable year in which the dividends are received or in the preceding taxable year (or if any shares of Murano that they own are treated as stock in a PFIC). See the section entitled “-Application of the PFIC Rules to Murano Ordinary Shares and Murano Warrants” below.

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

Table of Content
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

Possible Constructive Distributions

The terms of each Murano Warrant provide for an adjustment to the number of Murano Ordinary Shares for which the Murano Warrant may be exercised or to the exercise price of the Murano Warrant in certain events, as discussed above in the section captioned “Item 10. Additional Information—B. Memorandum and Articles of Association”. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a Murano Warrant generally would, however, be treated as receiving a constructive distribution from Murano if, for example, the adjustment increases the holder’s proportionate interest in Murano’s assets or earnings and profits (e.g., through an increase in the number of Murano Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the Murano Ordinary Shares which is taxable to the U.S. holders of such shares as described in the section entitled “- Distributions on Murano Ordinary Shares” above. Such constructive distribution generally would be subject to tax as described in the section entitled that section in the same manner as if the U.S. holder of such warrant received a cash distribution from Murano equal to the fair market value of such increased interest.

Table of Content
Application of the PFIC Rules to Murano Ordinary Shares and Murano Warrants

A non-U.S. corporation, such as Murano, will be a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, (i) 75% or more of its gross income is passive income, and/or (ii) 50% or more of the value of its assets (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Based on the expected composition of Murano’s gross assets and income and the manner in which Murano expects to operate its business in 2024 and future years, Murano does not expect to be classified as a PFIC for U.S. federal income tax purposes for Murano’s 2024 taxable year or in the foreseeable future. Whether Murano is a PFIC is a factual determination made annually, and Murano’s status could change depending, among other things, upon changes in the composition and relative value of its gross receipts and assets.

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

Table of Content
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

See “Item 8. Financial Information—A. Consolidated and Combined Statements and Other Financial Information—Combined Financial Statements” and “Item 10. Additional Information—B. Memorandum and Articles of Association” for a discussion of whether, how and when we may declare and pay dividends.

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

Murano’s ordinary shares and Murano Warrants are quoted on Nasdaq. Information about Murano is also available on our website at https://www.murano.com.mx/en/. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, even if it might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Report and you should not rely on any such information in making your decision whether to purchase our ordinary shares.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Table of Content
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market and other risks, including credit risk, liquidity risk, market risk, operating risk, and legal risk. For quantitative and qualitative disclosures about these risks, see Note 13 to the Consolidated and Combined Financial Statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Information regarding defaults is included in the Registration Statement on Form 6-K (File No. 001-41985), which was filed with the SEC on April 1, 2025. See “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates—Going Concern.” of this Report.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, the effectiveness of our internal controls and procedures as of December 31, 2024 and the disclosures required in rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, Items 308(a) and (b) of Regulations S-K and S-B and the corresponding provisions in Forms 20-F.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon our evaluation, our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2024, due to the material weaknesses mentioned below.

Notwithstanding such material weaknesses, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s consolidated and combined financial statements as of December 31, 2024, were fairly stated in all material respects in accordance with IFRS for each of the years presented.

Table of Content
(b) Management’s Annual Report on Internal Control over Financial Reporting

Murano Global Investments PLC senior management including our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, are responsible to establish, maintain and monitor our internal control over financial reporting.

Due to inherent limitations, our internal control over financial reporting may not prevent or detect errors or misstatements in our financial statements. Senior management including our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013). Based on our assessments, senior management determined that we did not maintain effective internal control over financial reporting as of December 31, 2024 and for each of the years presented, due to the following material weaknesses:

•	Lack of management review regarding the identification and assessment of the proper accounting of unusual significant transactions.
•	Failure of design and implementation controls to properly evaluate the appropriateness of consolidated financial statements and disclosures in accordance with the applicable framework.
•
The Group does not have sufficient technical personnel with an appropriate level of technical experience required for timely and accurate financial accounting in accordance with IFRS and reporting requirements, and

•	Lack of sufficient technological infrastructure.

The above deficiencies could result in material misstatements in Murano Group’s historical financial reports and the accuracy and timing of Murano Group’s financial reporting may be adversely affected, investors may lose confidence in the accuracy and completeness of Murano Group’s financial reports, and the market price of the Company’s stock may be materially and adversely affected.

Murano Group is in the process of enhancing the financial reporting infrastructure and internal control environment for the newly combined business, including the hiring of suitably qualified personnel with appropriate technical accounting knowledge and experience with respect to the design and implementation of a robust system of internal controls, the application of IFRS, and the implementation of a reporting structure to deliver internal and external reporting befitting a Nasdaq listed company. Currently, Murano Group is migrating the existing accounting system to a higher specification and more robust accounting system, Oracle Net Suite.  Oracle Net Suite is a robust ERP that is expected to help Murano Group to reduce manual processes and enhance the control environment. We cannot assure you these actions will be effective to address any material weaknesses and if unable to successfully address we could be unable to report financial results accurately on a timely basis. Any failure to timely provide required financial information could materially and adversely impact us, including a potential loss of investor confidence or delisting.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s registered public accounting firm under Sarbanes-Oxley Act Section 404(b) as we are an emerging growth company as defined by the U.S. Securities and Exchange Commission (SEC).

https://www.sec.gov/resources-small-businesses/going-public/emerging-growth-companies

(d) Changes in Internal Control over Financial Reporting

Except as described in “Item 3. Key Information—D. Risk Factors-Risks Related to Murano Following the Consummation of the Business Combination—Murano Group’s financial reporting infrastructure requires enhancement to meet the requirements of a public company,” there were no changes in our internal controls over financial reporting that occurred during the period covered by this Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Keith Graeme Edelman and Thedore Allegaert, with Mr. Edelman serving as Chairperson. Our board of directors has determined that each of Mr. Edelman and Mr. Allegaert qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and that its member Mr. Edelman qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The Board has adopted a new written charter for the audit committee, which is available on our website. The reference to our website address in this Report does not include or incorporate by reference the information on our website into this Report. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Independence of our Board Directors—Audit Committee”

Table of Content
ITEM 16B.	CODE OF ETHICS

Our Board has adopted a Code of Business Conduct and Ethics applicable to our directors, executive officers and team members that complies with the rules and regulations of Nasdaq and the SEC. The Code of Business Conduct and Ethics is available on our website. In addition, we intend to post on the Corporate Governance section of our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics. The reference to our website address in this Report does not include or incorporate by reference the information on our website into this Report. A copy of the Code of Business Conduct and Ethics is filed as Exhibit 11.1 to this Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the total amount billed to us by KPMG Cárdenas Dosal, S.C. for services performed during the fiscal years ended December 31, 2024, and 2023:

	December 31,
	2024	2023
	(in Mexican pesos)
Audit fees	$21,168,000	$11,053,920
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total consolidated audit fees	$21,168,000	$11,053,920

Audit fees are fees billed for the audit of our annual financial statements, audit of statutory financial statements of certain companies with Murano Group, review of SEC filings, and the requested review of our interim consolidated and combined financial statements as of June 30, March 31, 2024, and 2023, respectively. Audit related fees correspond to services provided in connection with assistance related to review of documents to be filed with local and foreign regulatory bodies, including documents regarding compliance with legislation and regulations, audit of specific financial statements and annual report review, due diligence activities, assurance of special purpose reports, and other previously agreed-upon procedures. Tax fees correspond for the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. “All other fees” comprises the aggregate fees billed for products and services provided by the principal accountant, other than the services reported in the previous items.

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

Table of Content
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See “Item 6. Directors, Senior Management and Employees—C. Board practices-Foreign Private Issuer Exemption.”

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We have conducted the following repurchases of our shares:

Date	Number of shares	Price per share $	Total $
April 9th 2024	907	11.2	10,158.40
April 9th 2024	2,500	11.2	28,000.00
April 10th 2024	5,400	11	59,400.00
April 18th 2024	300	9.9	2,970.00
April 18th 2024	500	10.16	5,080.00
April 18th 2024	750	10.05	7,537.50
April 18th 2024	1,000	10.1	10,100.00
April 19th 2024	2,000	8.2	16,400.00
April 19th 2024	2,000	8.2	16,400.00
April 22nd 2024	2,000	8.55	17,100.00
April 23rd 2024	500	8.3	4,150.00
April 23rd 2024	2,500	8.41	21,025.00
April 24th 2024	610	8.49	5,178.90
April 24th 2024	1,000	8.8	8,800.00
April 24th 2024	1,500	8.41	12,615.00
April 24th 2024	2,500	8.8	22,000.00
April 24th 2024	2,500	8.66	21,650.00
TOTAL	28,467		268,564.80

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

For a discussion of how our corporate governance practices differ from those followed by domestic companies, see “Item 6. Directors, Senior Management and Employees-C. Board practices—Foreign Private Issuer Exemption.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Table of Content
ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICY

We have adopted an Insider Trading Policy that encourages our team members to act with integrity and uphold our values in all that they do and that enforces these values with the objective of preventing insider trading. The policy applies to all directors, officers, employees, staff, temporary or short-term workers, exclusive contractors and contractors, regardless of their operating location, the duration of their service or role within the Company. Each such team member is responsible for making sure they comply with the policy, and that any family member, household member or entity whose transactions are subject to the policy also comply with it. The policy may be reviewed and updated from time-to-time as appropriate or as required by applicable law. A copy of the policy is filed as Exhibit 11.2 to this Report.

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

Murano’s board of directors has oversight responsibility for Murano’s overall risk management, including cybersecurity risk. Our COO is responsible for reporting on a quarterly basis to the Compensation & Governance Committee which is responsible for overseeing Murano Group’s risks including those from cybersecurity threats, and reporting to the Murano Board in that regard. Both the Compensation & Governance Committee and Board have members with substantial expertise and experience in the management and oversight of risks, including IT and cyber-related. The Compensation & Governance Committee is immediately informed of any IT or cyber threat and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents.

There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully enforced, complied with or effective in protecting our systems and information. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect our operations, business strategy, results of operations, or financial condition. For an additional description of our cybersecurity risks and potential related impacts on us, see the section entitled “Item 3. Key Information—D. Risk Factors—Risks Related to Murano’s Business and Operating in the Hotel Industry—Cyber threats and the risk of data breaches or disruptions of our hotel managers’ or our own information technology systems could materially adversely affect our business” in this Report.

Table of Content
PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See our Murano Group’s consolidated and combined financial statements beginning on page F-1.

Going Concern

With respect to the Consolidated and Combined Financial Statements, the independent auditor’s separate report relating thereto contains an explanatory paragraph that states that certain circumstances raise substantial doubt about our ability to continue as a going concern and draws attention to notes 2c. and 10 of the Consolidated and Combined Financial Statements and indicates that management has identified material uncertainties that cast substantial doubt on the ability of the Murano Group to continue as a going concern. As indicated in note 2c., as of December 31, 2024, the total current liabilities exceed the amount of total current assets, and based upon the Murano Group’s current plans, management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of these Consolidated and Combined Financial Statements may be insufficient. These events or conditions, along with other matters as set forth in note 2c. to the Murano Group Combined Financial Statements indicate that a material uncertainty exists that cast substantial doubt on our ability to continue as a going concern. Management’s plans regarding these matters are also described in note 2c. to the Consolidated and Combined Financial Statements. Management continues evaluating strategies to obtain the additional funding necessary for future operations and project redesign or completion, to comply with all covenants as required by the debt instruments to which entities of the Murano Group are parties to, and to be able to discharge the outstanding debt and other liabilities as they become due.  Furthermore, the Murano Group has retained specialist professional advisors who are experienced in debt restructuring, to advise the Murano Group on a plan to execute a debt restructuring.  Whilst the terms of such a debt restructuring have not yet been agreed with the Murano Group’s various lenders, and there can be no assurance that a successful outcome will be achieved, Management believes that these efforts represent a reasonable course of action to address the Group’s financial position and mitigate the risk over our ability to continue as a going concern. The Murano Group has also considered alternative strategies with respect to the hotel operations in Cancun (including changes to the hotel management agreement and operational partners), which could generate additional cash flows compared to the current commercial arrangements. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options available to the Murano Group such as new or restructured loan agreements and the possible financial support of the major shareholder of the Murano Group. However, the Murano Group may be unable to access further equity or debt financing when needed. See “Recent Developments” and “Risk Factors—Risks Related to Murano’s Business and Operating in the Hotel Industry—Our total current liabilities exceed the amount of the total current assets, which has placed significant doubt on our ability to continue as a going concern.”

Table of Content
ITEM 19.	EXHIBITS

No.	Description
1.1	Memorandum and Articles of Association (incorporated by reference to Exhibit 1.1 on the Form 20-F filed on May 1, 2024)
2.1
Private Placement Warrants Purchase Agreement, dated January 20, 2022, by and between HCM Acquisition Corp and the Underwriter (incorporated by reference to Exhibit 10.3(b) on Form 8-K filed on January 25, 2022)

2.2
Warrant Agreement, dated January 20, 2022, by and between HCM Acquisition Corp and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.4 to Form 8-K filed on January 25, 2022)

4.1
Initial Business Combination Agreement, dated March 13, 2023, by and among HCM Acquisition Corp, MURANO PV, S.A. DE C.V., Elías Sacal Cababie, ESAGRUP, Murano Global B.V., MPV Investment B.V., and New CayCo (incorporated by reference to Exhibit 2.1 to the Form 8-K filed on March 15, 2023)

4.2
Amended & Restated Business Combination Agreement, dated August 2, 2023, by and among HCM Acquisition Corp, MURANO PV, S.A. DE C.V., Elías Sacal Cababie, ESAGRUP, Murano Global B.V., MPV Investment B.V., and New CayCo (incorporated by reference to Exhibit 2.1 to the Form 8-K filed on August 7, 2023)

4.3
Amendment to the Amended & Restated Business Combination Agreement, dated December 31, 2023, by and among HCM Acquisition Corp, and MURANO PV, S.A. DE C.V. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed on January 5, 2024)

4.4	Second Amendment to Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 on the Form 8-K filed on January 23, 2024)
4.5
Registration Rights Agreement, dated January 20, 2022, by and among the HCM Acquisition Corp, HCM Holdings and the Underwriter (incorporated by reference to Exhibit 10.2 on Form 8-K filed on January 25, 2022)

4.6
Sponsor Support Agreement, dated August 2, 2023, by and among HCM Investor Holdings, LLC, the other holders of HCM Class B Ordinary Shares, and Murano PV, S.A. de C.V. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on August 7, 2023)

4.7
Amendment to Sponsor Support Agreement, dated December 31, 2023, by and among HCM Investor Holdings, LLC, the other holders of HCM Class B Ordinary Shares, and Murano PV, S.A. de C.V. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on January 5, 2024)

4.8
Indenture, dated September 12, 2024, by and among CIBanco, as trustee of the Issuer Trust, as issuer, Operadora GIC I, CIBanco, as trustee of the CIB/3224 Trust, CIBanco, as trustee of the GIC I Trust, and Murano PV, as guarantors, The Bank of New York Mellon, as indenture trustee, offshore collateral agent, paying agent, transfer agent and registrar, and Banco Actinver, S.A., Institución de Banca Múltiple, Grupo Financiero Actinver, as onshore collateral agent.†

4.9
Peso-denominated loan agreement, dated as of October 16, 2019, between GIC I Trust and Banco Nacional de Comercio Exterior, S.N.C Institución de Banca de Desarrollo (incorporated by reference to Exhibit 10.8 to the Form F-4 filed on January 11, 2024)

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

Table of Content
No.	Description
4.16
Mondrian Hotel Management Agreement, dated May 11, 2022, between Operadora Hotelera I421 Premium, S.A. de C.V. and Ennismore Holdings US Inc. (incorporated by reference to Exhibit 10.17 to the Form F-4 filed on December 1, 2023)

4.17
Loan Agreement, dated as of March 29, 2023, by and among Murano World, S.A. DE C.V., as borrower, and ALG Servios Financieros Mexico, S.A. DE C.V., SOFOM E.N.R, as creditor (incorporated by reference to Exhibit 10.18 to the Form F-4 filed on January 11, 2024)

4.18
Amended and Restated Lease Agreement, dated October 10, 2018, by and among Inmobiliaria Insurgentes 421 and Operadora Hotelera I421, S. A. de C.V. (incorporated by reference to Exhibit 10.19 to the Form F-4 filed on January 11, 2024)

4.19
Second Amendment to Peso-denominated loan agreement, dated February 14, 2023, between GIC I Trust and Banco Nacional de Comercio Exterior, S.N.C Institución de Banca de Desarrollo (incorporated by reference to Exhibit 10.20 to the Form F-4 filed on January 11, 2024)

4.20
Third Amendment to Peso-denominated loan agreement, dated December 11, 2023, between GIC I Trust and Banco Nacional de Comercio Exterior, S.N.C Institución de Banca de Desarrollo (incorporated by reference to Exhibit 10.21 to the Form F-4 filed on January 30, 2024)

4.21
Counter Guarantee dated as of September 11, 2019, executed by Operadora Hotelera G.I., S.A. de C.V. in favor of AMR Operaciones MX, S. de R.L. de C.V. (incorporated by reference to Exhibit 4.21 on the Form 20-F filed on May 1, 2024)

4.22
Counter Guarantee, dated as of August 23, 2021, executed by Operadora Hotelera Grand Island II, S.A. de C.V. in favor of AMR Operaciones MX, S. de R.L. de C.V. (incorporated by reference to Exhibit 4.22 on the Form 20-F filed on May 1, 2024)

4.23
Memorandum of Understanding, dated as of March 30, 2023, by and among Elías Sacal Cababie, Murano World, S.A. de C.V., Operadora Hotelera G.I., S.A. de C.V., and Operadora Hotelera Grand Island II, S.A. de C.V. (incorporated by reference to Exhibit 4.23 on the Form 20-F filed on May 1, 2024)

4.24	First amendment to the Counter Guarantee, dated as of September 11, 2019, executed on March 30, 2023 (incorporated by reference to Exhibit 4.24 on the Form 20-F filed on May 1, 2024)
4.25	First amendment to the Counter Guarantee, dated as of August 23, 2021, executed on March 30, 2023 (incorporated by reference to Exhibit 4.25 on the Form 20-F filed on May 1, 2024)
4.26	Second amendment to the Counter Guarantee, dated as of September 11, 2019, executed on August 22, 2023 (incorporated by reference to Exhibit 4.26 on the Form 20-F filed on May 1, 2024)
4.27	Second amendment to the Counter Guarantee, dated as of August 23, 2021, executed on August 22, 2023 (incorporated by reference to Exhibit 4.27 on the Form 20-F filed on May 1, 2024)
4.28	Amendment and Restatement to the Sabadell Loan Agreement dated as of December 20, 2023 (incorporated by reference to Exhibit 4.28 on the Form 20-F/A filed on December 31, 2024)
4.29	Peso-denominated loan agreement, dated April 9, 2024, between Murano PV and Finamo and Elías Sacal Cababie (incorporated by reference to Exhibit 4.29 on the Form 20-F/A filed on December 31, 2024)
4.30	Loan Agreement, dated January 5, 2024, by and among Murano PV, as borrower, Elías Sacal Cababie, as joint obligor, and Finamo, as lender †
4.31	Loan Agreement, dated September 30, 2024, by and among Murano World, as borrower, Exitus, as lender, and ESAGRUP, Elías Sacal Cababie and Marcos Sacal Cohen, as joint obligors †
4.32	Loan Agreement, dated October 17, 2024, Murano PV, as borrower, and Elías Sacal Cababie and Marcos Sacal Cohen, as joint obligors, and Nafin, as lender †
8.1	Subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 to the Form F-4 filed on November 8, 2023)
11.1	Code of Conduct (incorporated by reference to Exhibit 11.1 on the Form 20-F/A filed on December 31, 2024)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 on the Form 20-F/A filed on December 31, 2024)
12.1	CEO Certification Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification Pursuant to section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 on the Form 20-F/A filed on December 31, 2024)

†	Filed herewith

#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

Table of Content
SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: May 15, 2025

MURANO GLOBAL INVESTMENTS PLC

	By:	/s/ David Galan
	Name:	David Galan
	Title:	Chief Financial Officer

Table of Content
Murano Global
Investments PLC and
Subsidiaries

Consolidated and Combined Financial Statements as of December 31, 2024 and 2023 and for the three years ended December 31, 2024, 2023 and 2022 and Independent Auditor’s Report May 15 , 2025

Table of Content
Murano Global Investments PLC and Subsidiaries
Consolidated and Combined Financial Statements

Report of Independent Registered Public Accounting Firm and Financial Statements

Table of Content
Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Murano Global Investments PLC
Opinion on the Consolidated and Combined Financial Statements
We have audited the accompanying consolidated and combined statements of financial position of Murano Global Investments PLC and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated and combined statements of profit or loss and other comprehensive income, change in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024 and the related notes (collectively, the consolidated and combined financial statements). In our opinion, the consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).
Going Concern
The accompanying consolidated and combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2c to the consolidated and combined financial statements, at December 31, 2024 total current liabilities exceed the amount of the total current assets on the consolidated and combined statement of financial position and management believes that financial resources to fund the operations of the Company for the twelve months subsequent to the authorization and issuance of these consolidated and combined financial statements may be insufficient. Furthermore, as described in Notes 2c., 10, 19 and 20 to the consolidated and combined financial statements, the Company was not in compliance with certain debt covenants as of and subsequent to December 31, 2024 and is likely to continue to be noncompliant of such debt covenants for the next twelve months subsequent to the authorization and issuance of these consolidated and combined financial statements. As a result of these conditions, substantial doubt exists about the ability of the Company to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2c. The consolidated and combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
These consolidated and combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Table of Content

Our audits included performing procedures to assess the risks of material misstatement of the consolidated and combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated and combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated and combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
KPMG Cárdenas Dosal, S.C.
We have served as the Company’s auditor since 2019.

Mexico City, Mexico

May 15, 2025

Table of Content
Murano Global Investments PLC and Subsidiaries

Consolidated and combined statements of financial position
As of December 31, 2024 and 2023
(Mexican pesos)

	Notes	December 31,	December 31,
		2024	2023
Assets
Current Assets:
Cash and cash equivalents and restricted cash	5	$970,414,857	$146,369,734
Trade receivables		64,514,013	16,831,611
VAT receivable		367,794,654	242,079,862
Other receivables		37,146,722	28,341,695
Due from related parties	6	-	143,549,146
Prepayments		41,508,885	18,792,796
Inventories		11,463,374	1,415,594
Total current assets		1,492,842,505	597,380,438

Property, construction in process and equipment, net	7	18,815,137,503	17,420,027,969
Investment property	8	1,340,000,000	1,100,491,490
Right of use assets, net	9	200,165,708	217,037,091
Financial derivative instruments	14	-	116,923,727
Guarantee deposits	9, 10	23,318,898	21,480,804
Other assets		1	1
Total non-current assets		20,378,622,110	18,875,961,083

Total assets		$21,871,464,615	$19,473,341,521

Liabilities, Stockholders’ Equity and Net Assets
Current Liabilities:
Current installments of long-term debt	10	$3,481,380,489	$2,039,355,678
Trade accounts payable and accumulated expenses		629,580,986	399,163,421
Deferred underwriting fee payable		50,076,000	-
Advance from customers		23,459,478	8,263,469
Due to related parties	6	120,634,508	133,002,659
Lease liabilities	9	46,051,658	30,006,807
Income tax payable		10,665,198	12,135,180
Employees’ statutory profit sharing		2,601,529	2,241,724
Contributions for future net assets		-	3,500,000
Total current liabilities		4,364,449,846	2,627,668,938

Non-current Liabilities:
Long-term debt, excluding current installments	10	7,692,819,937	4,643,317,136
Due to related parties, excluding current portion	6	73,837,080	87,302,929
Lease liabilities, excluding current portion	9	160,662,668	177,954,726
Employee benefits	11	10,175,001	8,766,021
Other liabilities	3(r)	86,311,531	62,504,424
Warrants liability	12	75,827,403	-
Deferred tax liabilities	13	4,200,798,599	4,031,599,864
Total non-current liabilities		12,300,432,219	9,011,445,100

Total liabilities		16,664,882,065	11,639,114,038

Stockholders’ Equity
Net parent investment	17	-	902,611,512
Common stock	17	925,795,890	-
Additional paid in capital	2b. and 17	708,945,691	-
Accumulated deficit		(4,769,954,511)	(1,181,044,835)
Other comprehensive income		8,341,795,480	8,112,660,806
Total Stockholders’ Equity		5,206,582,550	7,834,227,483

Total liabilities and Stockholders’ Equity		$21,871,464,615	$19,473,341,521

The accompanying notes are an integral part of these consolidated and combined financial statements, which were authorized for issue on May 15, 2025.

Table of Content
Murano Global Investments PLC and Subsidiaries

Consolidated and combined statements of profit or loss and other comprehensive income
For the years ended December 31, 2024, 2023 and 2022
(Mexican pesos)

	Notes	2024	2023	2022

Revenue	15	$729,953,807	$286,651,914	$6,431,022
Direct and selling, general and administrative expenses:
Employee Benefits		325,521,012	158,777,211	53,944,188
Food & Beverage and service cost		98,441,323	50,548,808	1,167,596
Sales commissions		37,592,689	12,047,140	-
Management fees operators		23,928,681	6,031,578	-
Depreciation and amortization	7 & 9	319,768,815	135,498,890	1,808,833
Development contributions to the local area		-	-	25,862,069
Property tax		12,444,214	10,062,451	15,605,504
Fees		151,697,897	81,161,295	67,534,391
Administrative fees		17,540,773	16,148,254	1,784,617
Maintenance and conservation		52,727,323	9,676,728	10,218,739
Utility expenses		67,542,771	11,806,600	2,386,067
Advertising		53,064,373	7,326,696	9,806,261
Donations		7,842,770	7,676,660	1,000,000
Insurance		35,771,206	14,820,097	3,891,189
Software		6,948,956	6,744,506	2,226,283
Cleaning and laundry		11,301,594	9,197,151	1,622,716
Bank commissions		31,109,553	8,317,475	6,700,414
Operating supplies and equipment		21,804,534	-	-
Other costs		107,481,760	62,238,994	45,073,847
Total direct and selling, general and administrative expenses		1,382,530,244	608,080,534	250,632,714

Other income	16	190,235,287	25,560,552	33,514,903
Other expense	16	(5,474,442)	(9,801,077)	(3,874,125)
Listing expense	2b.	(917,366,970)	-	-
Gain (loss) on revaluation of investment property	8	239,508,510	(86,598,436)	298,089,926
Changes in fair value of financial derivative instruments	14	(43,348,480)	(75,868,263)	200,739,870
Changes in fair value of warrants	12	(51,946,426)	-	-
Exchange rate (loss) income, net		(1,492,245,569)	768,699,652	276,747,870
Interest income		34,942,822	8,845,532	555,638
Interest expenses		(797,018,177)	(303,746,643)	(86,485,683)
(Loss) profit before income taxes		(3,495,289,882)	5,662,697	475,086,707

Income taxes	13	(72,675,696)	52,130,224	(230,709,407)

Net (loss) profit for the period		$(3,567,965,578)	$57,792,921	$244,377,300

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, construction in process and equipment net of deferred income tax	7 & 13	234,366,712	(622,987,642)	4,206,327,542
Remeasurement of net defined benefit liability net of deferred income tax	13	11,610	87,219	(1,788,136)
Cumulative translation adjustment		(5,243,648)	-	-

Other comprehensive income (loss) for the period		229,134,674	(622,900,423)	4,204,539,406

Total comprehensive (loss) income		$(3,338,830,904)	$(565,107,502)	$4,448,916,705

The accompanying notes are an integral part of these consolidated and combined financial statements, which were authorized for issue on May 15, 2025.

Table of Content
Murano Global Investments PLC and Subsidiaries

Consolidated and combined statements of change in stockholders’ equity
For the years ended December 31, 2024, 2023 and 2022
(Mexican pesos)

						Other Comprehensive Income
	Notes	Net Parent Investment	Common Stock	Additional paid in capital	Accumulated Deficit	Revaluation of property, construction in process and equipment net of deferred income tax (Note 7)	Remeasurement of net defined benefit liability net of deferred income tax (Note 13)	Cumulative translation adjustment	Total

Balances as of January 1, 2022		1,200,956,836	-	-	(1,483,215,056)	4,530,783,361	238,462	-	4,248,763,603
Reimbursements of net parent investment	17	(298,773,702)	-	-	-	-	-	-	(298,773,702)
Contributions to net parent investment	17	428,378	-	-	-	-	-	-	428,378
Profit for the period		-	-	-	244,377,300	-	-	-	244,377,300
Other comprehensive income for the period		-	-	-	-	4,206,327,542	(1,788,136)	-	4,204,539,406

Balances as of December 31, 2022		$902,611,512	$-	$-	$(1,238,837,756)	$8,737,110,903	$(1,549,674)	$-	$8,399,334,985

Profit for the period		-	-	-	57,792,921	-	-	-	57,792,921
Other comprehensive (loss) for the period		-	-	-	-	(622,987,642)	87,219	-	(622,900,423)

Balances as of December 31, 2023		$902,611,512	$-	$-	$(1,181,044,835)	$8,114,123,261	$(1,462,455)	$-	$7,834,227,483

Impact of Capital restructuring	2b.	(902,611,512)	925,795,890	-	(20,944,098)	-	-	-	2,240,280
Impact of business combination		-	-	713,581,752	-	-	-	-	713,581,752
Effect on share repurchase program	17	-	-	(4,636,061)	-	-	-	-	(4,636,061)
Loss for the period		-	-	-	(3,567,965,578)	-	-	-	(3,567,965,578)
Other comprehensive income for the period		-	-	-	-	234,366,712	11,610	(5,243,648)	229,134,674

Balances as of December 31, 2024		$-	$925,795,890	$708,945,691	$(4,769,954,511)	$8,348,489,973	$(1,450,845)	$(5,243,648)	$5,206,582,550

The accompanying notes are an integral part of these consolidated and combined financial statements, which were authorized for issue on May 15, 2025.
7

Table of Content
.Murano Global Investments PLC and Subsidiaries

Consolidated and combined statements of cash flows
For the years ended December 31, 2024, 2023 and 2022
(Mexican pesos)

	Notes	2024	2023	2022
Cash flows from operating activities:
(Loss) profit before income taxes		$(3,495,289,882)	$5,662,697	$475,086,707
Adjustments for:
Depreciation of property, construction in process and equipment	7	271,532,601	128,715,199	1,268,241
Depreciation of right of use assets	9	48,236,212	6,783,691	540,642
Disposals of furniture		-	6,656,723	-
Gain in sale of equipment		(157,032,407)	-	-
Amortization of costs to obtain loans and commissions	10	66,392,459	8,106,066	3,884,065
Listing expense	2b.	917,366,970	-	-
Valuation of financial derivative instruments	14	43,348,480	75,868,263	(200,739,870)
Valuation of warrants	12	51,946,426	-	-
Loss (gain) on revaluation of investment property	8	(239,508,510)	86,598,436	(298,089,926)
Interest expense	10, 6	775,720,050	300,463,958	86,435,979
Interest expense from lease liabilities	9	21,298,127	3,282,685	49,704
Interest income		(34,942,822)	(8,845,532)	(555,638)
Net foreign exchange gain (loss) unrealized		1,568,211,759	(756,380,690)	(281,250,941)
		(162,720,537)	(143,088,504)	(213,371,037)
Changes in:
Increase in receivable VAT		(125,714,792)	(13,310,332)	(57,046,975)
Increase in trade receivable		(47,682,402)	(16,831,611)	-
Increase in other receivables		(8,805,027)	(2,935,229)	(12,561,563)
(Increase) decrease in prepayments		(22,716,089)	24,307,603	2,065,240
Increase in related parties, net		-	-	(20,107,537)
(Increase) decrease in inventory		(10,047,780)	496,924	(1,912,518)
(Increase) decrease in other assets		(1,838,093)	(21,480,806)	73,362
Increase in trade payables		266,769,413	275,492,241	25,276,683
Increase in other liabilities		23,807,107	62,504,425	-
Increase in employee benefits		1,425,354	2,149,082	684,383
Increase in employees’ statutory profit sharing		359,805	101,082	1,388,573
Income taxes paid		(7,645,321)	(2,198,538)	-
Net cash flows from (used in) operating activities		(94,808,362)	165,206,337	(275,511,389)

Cash flows used in investing activities
Interest received and cash settlement of derivatives		108,518,069	2,081,201	555,638
Disposal of property, construction in process and equipment	7	-	157,032,407	85,296,091
Loans collected from (granted to) related parties	6	143,549,146	(136,784,815)	-
Acquisition of property, construction in process and equipment	7	(1,331,832,547)	(1,719,930,815)	(1,523,373,463)
Net cash flows used in investing activities		(1,079,765,332)	(1,697,602,022)	(1,437,521,734)

Cash flows from financing activities:
Cash contributions to net parent investment	17	-	-	428,378
Reimbursements of net parent investment	17	-	-	(298,773,702)
(Withdrawals) contributions for future net assets increase		-	(55,939,020)	24,121,580
Impact of corporate restructuring		2,240,280	-	-
Impact of business combination		635,515	-	-
Treasury shares		(4,636,061)	-	-
Proceeds from loans	10	8,964,217,491	2,116,176,076	2,237,181,037
Loan payments to third parties	10	(6,019,515,831)	(272,136,923)	(220,572,529)
Loans received from related parties	6	417,288,465	60,581,457	150,363,750
Loan payments to related parties	6	(476,238,335)	(96,693,781)	(57,493,961)
Costs to obtain loans and commissions	10	(265,689,972)	(37,075,869)	(19,249,547)
Payments of leasing liabilities	9	(53,910,165)	(19,175,084)	(586,399)
Interest paid		(565,772,570)	(257,726,242)	(45,065,474)
Net cash flows from financing activities		1,998,618,817	1,438,010,614	1,770,353,133

Net increase (decrease) in cash and cash equivalents and restricted cash		824,045,123	(94,385,071)	57,320,010

Cash and cash equivalents and restricted cash at the beginning of the year		146,369,734	240,754,805	183,434,795

Cash and cash equivalents and restricted cash at the end of the year		$970,414,857	$146,369,734	$240,754,805

The accompanying notes are an integral part of these consolidated and combined financial statements, which were authorized for issue on May 15, 2025.

Table of Content
Murano Global Investments PLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements
As of December 31, 2024 and 2023
And for the Years Ended December 31, 2024, 2023 and 2022
(Mexican pesos)

1.	Reporting Entity and description of business

a.	Corporate information

On May 15, 2025, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer and David James Galan, Global Chief Financial Officer authorized the issue of these consolidated and combined financial statements.

Murano Global Investments PLC (“Murano” and together with its subsidiaries, the “Company” or the “Group” is a public limited company (formerly incorporated on July 27, 2023 as Murano Global Investments Limited), existing under the laws of the Bailiwick of Jersey with its corporate office  at 25 Berkeley Square, London W1J 6HN United Kingdom and its tax residence in the United Kingdom. Its main subsidiary Murano PV, S. A. de C. V. holds the operational business in Mexico and is headquartered at F. C. de Cuernavaca 20, 12th floor, Lomas – Virreyes, Lomas de Chapultepec III Secc., Miguel Hidalgo, 11000 Mexico City. The Company has prepared its financial statements on a consolidated and combined basis, for further information refer to note 3 (a).

The Group is a Mexican real estate development group with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico. The Group also provides comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, tourism real estate projects, among others. The Group is primarily involved in developing and managing luxury hotels in urban and beach resort destinations.

In the first quarter of 2023, the Andaz and Mondrian Hotels, in Mexico City, were fully operational with a combined capacity of 396 rooms.

The Group is also developing a leisure and residential complex in Grand Island, Cancun, Quintana Roo (the “GIC Complex”), which is ultimately expected to incorporate around 1,016 rooms and approximately 1,254 condominiums, a convention center (under the World Trade Center brand), a water park and a beach club. The Company’s management and board of directors, following recent market developments and market outlook, have updated the Company’s  strategic development pipeline as shown in the next page.

Table of Content
I.
Phase one will operate under two brands: (i) 400 rooms, operated under the “Vivid” brand, an adult-only brand; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly brand. On April 1, 2024, the Vivid hotel began operations. The Dreams hotel is expected to commence operations in the fourth quarter of 2025, see Notes 2c. and 10 for additional reference about covenants compliance. The Company decided to delay the opening of Dreams, following consultation with the hotel operator, to leverage experience from the first months of the operation of Vivid and certain improvements requested by the hotel operator.  This includes property enhancements and remedial work required by the hotel operator to adhere to the hotel operator’s global building standards, and changes to the common areas within Dreams, including more space for meetings and events. The Company is exploring strategic alternatives to complete part of the phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the current operations and administration services agreement).

II.
Phase two is consist of a total of approximately 1,254 condominiums, divided into four condominium towers. The Group’s management and board of directors are continuously evaluating the plan for phase two of the GIC Complex.

The Group has also re-evaluated the Bajamar project. The initial plan for developing a 5-star upper-upscale resort and an industrial park has been modified as follows:

-	Development of a cruise port with a capacity of 2 million passengers per year. The Group has signed an MOU with a major global cruise line operator.
-	Development of Baja Marina, 15,000 linear ft slip spaces.
-	Development of an industrial park for leasing pourpuses.
-	Development of Baja Retail Village for leasing purposes
-	Development of two 5-star upper-upscale resorts, one with 371 keys and a second one with 400 keys.

Construction is expected to begin once financing has been secured. Accurate completion dates are therefore not possible to estimate at the time of preparation of these financial statements.

b.	Significant transactions

2024

i.
On October 17, 2024, Murano PV and NAFIN signed a secured loan agreement up to U.S.$70,378,287. This loan is intended to assist Murano PV with its working capital. The maturity of this loan is October 28, 2027.  On October 28, 2024, the Group received the tranche A and part of the tranche B, for a total  amount of U.S.$54,942,059.  The interest will be capitalized during the term of the loan at an interest rate of SOFR + 3.75% for the first year, SOFR + 4.00% for the second year and SOFR + 4.25% for the third year.

ii.
On September 12, 2024, the Group closed a 144A bond financing, issuing secured senior notes for U.S.$300 million (see note 10 (13)). The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan from Fideicomiso Murano 2000 /CIB 3001 and the VAT credit both described in note 10 (1) and (2).

iii.	On July 30, 2024, Operadora Hotelera GI, S. A. de C. V. signed a 60-month lease agreement with Arrendadora Coppel, S.A.P.I. de C. V. for total rent payments of $40,226,116 plus 16% of VAT.

iv.
On April 9, 2024, Murano PV, S. A. de C. V. signed a loan agreement with Fínamo for $100,000,000 with initial maturity in 6 months, extended on December 3, 2024 to November 5, 2025. The annual fixed interest rate of this loan isf 22%.

Table of Content
v.
On April 9, 2024, an assignment and adhesion to the syndicated secured mortgage loan of Fideicomiso Murano 2000 (GIC I Trust) was executed by and between Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R., as adherent creditor and assignee, Sabcapital, S.A. de C.V., SOFOM, E.R., as the assignor, with the appearance of Sabadell in its capacity as administrative and collateral agent and the GIC I Trust (the “GIC Loan Assignment”) whereby the assignor assigned and transferred to the assignee its rights and obligations owned as a Tranche C creditor representing 60% of the tranche C commitment, amounting to U.S. $6,000,000.00 as the assigned amount. This amount was repaid in full as part of the payment made to the Fideicomiso Murano 2000 syndicated loan on September 12, 2024 and ii was part of the uses of the U.S.$300 million senior notes received on the same date.

vi.
On April 4, 2024, the Group amended the loan agreement signed between Inmobiliaria Insurgentes 421 and Bancomext. The main change included postponing the capital payments scheduled from April 2024 to April 2025, as well as obtaining an event of default waiver from Bancomext, as lender, in connection with the funding obligations of the debt service reserve accounts. As a result of such waiver, the parties thereto executed an amendment and waiver agreement  to provide for the new terms and conditions with respect to the funding obligations of the debt service reserve accounts. Therefore, as of this date such events of default under this  loan have been waived by the lender. Refer to additional breaches for this loan in Notes 2c. and 10.

vii.	The first phase of the GIC Complex commenced operations with the opening of the Vivid Hotel on April 1, 2024.

viii.	On March 27, 2024, Murano World, S. A. de C. V. increased its credit line with Santander from U.S.$1,500,000 to U.S.$2,000,000. The total amount has been drawned down as of December 31, 2024.

ix.	Business combination:

a)	On March 21, 2024 the Company’s common stock and warrants began trading on the Nasdaq Capital Market under the ticker symbols “MRNO” and “MRNOW”, respectively.

b)
On March 20, 2024, Murano Global Investments Limited PLC and HCM Acquisition Corp (HCM) completed the Amended and Restated Business Combination Agreement (A&R BCA) and as a result there were 79,242,873 ordinary shares and 16,875,000 warrants outstanding as of that date. The Group’s original shareholder obtained 87.2% of the total outstanding shares, HCM’s sponsor obtained 11.1%, certain vendors obtained 1.6% and the remaining 0.1% of public investors.

HCM does not meet the definition of a “business” under IFRS 3 Business Combinations given it consisted predominantly of cash in trust account and liabilities, therefore the transaction was not recognized using the acquisition method  and no goodwill or intangible assets were recognized.

Instead,  the merger as defined in the A&R BCA is accounted for as a capital reorganization for which the Group applied IFRS 2 Share-based payment. As such, the difference in the fair value of the shares issued by the Group over the identifiable net assets of HCM at historical cost was accounted for as share-based compensation.

The the business combination in the consolidated financial statements was recorded as follows: (i) a listing expense of $878,472,187; (ii) net liabilities from HCM in the amount of $139,024,296;  (iii) transaction cost of $64,760,922 incurred during this period and (iv) additional paid in capital in the amount of $674,686,969.
11

Table of Content
c)
On March 8, 2024, the Group conducted a capital restructuring that resulted in Murano Global Investments PLC becoming the ultimate parent company of the Group and Murano PV, S. A. de C. V. as an intermediate holding company of the Group in Mexico.

d)	On March 1, 2024, Murano Global Investments Limited converted from a private limited company to a public limited company operating under the name Murano Global Investments PLC.

x.	On February 23, 2024 the Securities and Exchange Commission gave notice of effectiveness to the Registration Statement on Form F-4 related to the A&R BCA described in Note 1.b.ix.

xi.	On February 1, 2024, the Group received U.S.$6,000,000 related to the tranche C of the Fideicomiso 2000 Syndicated loan. This amount was repaid in full as part of the payment made to the Fideicomiso Murano 2000 syndicated loan on September 12, 2024 and ii was part of the uses of the U.S.$300 million senior notes received on the same date.

xii.	On January 26, 2024, February 26, 2024 and March 26, 2024, the Group received U.S.$70,000, U.S.$316,000 and U.S.$311,000, respectively, from the U.S.$2,500,000 Exitus loan (see Note 10.6).

xiii.	On January 5, 2024, the Group signed a loan agreement with Fínamo for $350,000,000 with an annual interest rate of 17%; funds were received on the same date. On January 5, 2024, the Group signed a loan agreement with Fínamo for U.S.$26,000,000 with an annual interest rate of 15%. The funds were received on January 18, 2024, and part of this loan was used to pay the $350,000,000 described above. Unit 3 of the land in Grand Island was given as guarantee under this loan agreement. See Note 10 for additional information.

2023

i.
The Exitus and Sofoplus loans in Mexican pesos described in note 6, came to an end through the early payment made by the Group, aiming to release the collateral associated with these financing arrangements. The amount paid to Sofoplus was $57,593,160 on August 22, 2023 and the amount paid to Exitus was $75,130,254 on September 14, 2023 regarding the loan credit agreements, for a principal amount of $200,000,000. This early payment allowed the Group to set free the plot of land number 2 of the Cancun Complex and give it as a guarantee in the restructuring of the syndicated loan described in note 1.b.v and note 10.

ii.
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

The restructuring consists of an increase of the current syndicated credit facility by U.S. $45,000,000, with a variable interest rate based on the quarterly SOFR rate with a fixed spread of 4.0116%. The credit extension was documented through two tranches of debt: Tranche B for U.S.$35,000,000 which was used to finalize the construction of phase I of the GIC Complex and Tranche C for U.S.$10,000,000 which was used to cover additional project costs and capital requirements for the development of the GIC Complex. The loan maturity date is February 5, 2033. The agreement is subject to the Mexican laws and jurisdiction of the courts of Mexico City. The loan agreement included as additional guarantees the plot of land number 2 and the beach club – Playa Delfines of the Cancun complex. This amount was repaid in full as part of the payment made to the Fideicomiso Murano 2000 syndicated loan on September 12, 2024 and ii was part of the uses of the U.S.$300 million senior notes received on the same date.

Table of Content
iii.	In May 2023, the Group restructured the credit line with Bancomext to increase from U.S.$75,000,000 up to U.S.$100,000,000.

iv.
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

v.
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

vi.
In February 2023, the Group signed a lease agreement as lessee for an amount of $350,000,000 with a 48-month term period with Arrendadora Fínamo, S.A. de C.V. (“Fínamo”), this contract was classified as a financial liability due to the sale and lease-back transaction agreement and it is not a sale for accounting purposes. The agreement includes plots of land in La Punta Baja Mar as guarantee.

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

2.	Basis of preparation

These consolidated and combined financial statements have been prepared on a consolidated basis at the Murano Global Investments PLC level as of and for the year ended December 31, 2024 and on a combined basis for Murano PV, S. A. de C. V. and the combined entities described in b. Capital restructuring below prior to the capital restructuring which occurred on March 8, 2024.Since the entities included in these financial statements were under common control both prior to and after the capital restructuring, it had no material impact on the financial position, results or operations, or cash flows presented.

a.	Statement of compliance

The Group has prepared these consolidated and combined financial statements in accordance with International Financial Reportng Standars (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis of measurement

The consolidated and combined financial statements have been prepared on the historical cost basis, except for derivative financial instruments, net defined benefit liability and certain items of property, construction in process and equipment such as land, buildings and construction in process, which are measured at fair value at the end of each reporting period.

Table of Content
b.	Capital restructuring

On March 8, 2024, the Group underwent a restructuring to establish Murano Global Investments PLC  as the parent Company of the Group and Murano PV, S. A. de C. V. as the intermediate holding entity of the Mexican structure: Murano World, Edificaciones BVG, the Insurgentes Security Trust, Inmobiliaria Insurgentes 421, OHI421, OHI421 Premium Operadora Hotelera GI (GIC I), Operadora Hotelera Grand island (GIC II), Fideicomiso Murano 2000 (the GIC I Trust), Fideicomiso Murano 4000 (the GIC II Trust), Fideicomiso Murano 1000, Servicios BVG, and Murano Management.

The capital restructuring involved a series of transactions between the entities and their shareholders, whereby some of the existing shareholders sold their shares and transferred their beneficiary rights to other entities within the Group in exchange for cash and promissory notes.

Since the entities within the Group were under common control prior and after the capital restructuring, the capital restructuring does not qualify as a business combination under IFRS 3 Business Combinations. Management deems it appropriate to account for the capital restructuring at the carrying amount for presentation purposes of the financial statements and related notes after the business combination held on March 20, 2024, mainly because prior to and after the capital restructuring, the entities within the Group are controlled by the same group of shareholders.

The capital restructuring was measured at the previous carrying amounts of assets and liabilities.

c.	Going concern basis

These consolidated and combined financial statements have been prepared assuming the Company  will continue as a going concern. However, management has identified material uncertainties that may cast substantial doubt on the ability of the Company to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Company is an early-stage and emerging growth company. The Company has incurred significant debt primarily to fund operating expenses and finance the construction projects mentioned in note 1 (a). As of December 31, 2024, total current liabilities exceed the amount of total current assets, and management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of these consolidated and combined financial statements may be insufficient.

In addition, as of December 31, 2024, certain covenants have been breached as follows:

i.
At December 31, 2024, the debt service reserve related to the Insurgentes 421 loan with Bancomext has not been funded in accordance with the loan agreement. As of the date of the issuance of these financial statements, the Group has requested a waiver of this breach from the lender and is in discussions to potentially obtain this waiver in the short term. As of the date of issuance of these financial statements such waiver has not been granted.

As of December 31, 2024, the outstanding amount of this loan was $2,029.1 million, and as a result of the covenant breach deschibed above, the loan was classified as a current liability.

ii.	The loan obtained with ALG described in Note 10 is in breach as the Group did not pay the annual interest due in December 2024. The loan has not been accelerated and ALG has not notified any intention to accelerate the loan, however pursuant to IAS 1 “Presentation of Financial Statements”, this loan is classified as a current liability as of December 31, 2024.

See notes 10 and 20 for additional details about defaults subsequent to December 31, 2024.
14

Table of Content
Certain covenant tests will arise, under the terms of the various Company loans, during the following twelve months after the financial statements are authorized to be issued, which Management does not expect will be met.  In order to address and mitigate the risks of such future possible covenant breaches, the Murano Group has hired professional specialist advisors who are experienced in debt restructuring, to advise the Murano Group on a plan to execute a debt restructuring.  The plan is that the debt restructuring will address and resolve the risks of such future possible covenant breaches through negotiating different terms with the various lenders.  Whilst the terms of such a debt restructuring have not yet been agreed with the Murano Group’s various lenders, Management believes that, based on the advice and experience of the professional advisors, such a restructuring plan like to be successful and will mitigate the risk over the Company’s ability to continue as a going concern. The Murano Group has also considered alternative strategies with respect to the hotel operations in Cancun (including changes to the hotel management agreement and operational partners), which could generate additional cash flows compared to the current commercial arrangements.

As a result of these conditions, substantial doubt exists about the ability of the Company to continue as a going concern following twelve months after the financial statements are authorized to be issued.

Management continues evaluating strategies to obtain the required additional funding necessary for future operations, to comply with all covenants as required by the loan agreements or to execute a debt restructuring plan which would result in favorable modifications or removal of certain covenants, and to be able to discharge the outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options available to the Company such as new or restructured loan agreements and the possible financial support of the major shareholder of the Company. However, the Company may be unable to access further equity or debt financing when needed.  As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

These consolidated and combined financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Group as of December 31, 2024, and for the year then ended, and for entities comprising the Group, were not appropriate.
d.	Functional and presentation currency

These consolidated and combined financial statements are presented in Mexican pesos. All amounts have been rounded, unless otherwise indicated.

For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

For purposes of disclosure in the notes to these consolidated and combined financial statements, “pesos” or “$”, means Mexican pesos and “dollars” or “U.S.$” means United States of America dollars.

e.	Segments

Operations are managed and the financial performance is evaluated on a company-wide basis. Accordingly, all of the Group’s hotels, construction and service operations are considered by management in one reportable operating segment; therefore, no separate segment disclosures are presented.

f.	Use of judgments and estimates

In preparing these consolidated and combined financial statements, management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Table of Content
A.	Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the combined financial statements is included in the following notes:

Note 3(g) - Construction in process, land and buildings: Subsequent measurement of construction in process is at fair value based on periodic, at least annual valuations performed by external independent appraisers.

B.	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties as of December 31, 2024, that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes:

Note 2c – assumptions about going concern matters.
Note 7 - determining the fair value of construction in process, land and building on the basis of significant unobservable inputs;
Note 8 - determining the fair value of the investment property on the basis of significant unobservable inputs;
Note 9 – determining of valuation of leases;
Note 11 - measurement of defined benefit obligations: key actuarial assumptions;
Note 12 - recognition of deferred tax assets: availability of the future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized;
Note 13 - determining the fair value of financial derivative instruments; and
Note 18 - recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources.

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

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Table of Content
Further information about the assumptions made in measuring fair values is included in the following notes:

-	Note 7 - Property, construction in process and equipment.
-	Note 8 - Investment Property.
-	Note 12 - Warrants
-	Note 14 - Financial instruments - Fair value and risk management.
3.	Material accounting policies

The Group has consistently applied the following material accounting policies to all the periods presented in these combined financial statements.

a.	Basis of consolidation and combination

Consolidation of subsidiaries

The subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect those returns. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Intra-group balances and transactions are eliminated in the consolidation process.

The Group’s subsidiaries as of December 31, 2024, are set out below:

Entity	Ownership interest

Murano Management UK Limited (“Murano Management UK”)	100.00%
Murano Service Operations Limited (Murano Services”)	100.00%
Murano Global Hospitality Corporation (“Murano Hospitality” including the former HCM Adquisition Corporation)	100.00%
Murano Management, S. A. de C. V. (“Murano Management”)	100.00%
Murano PV, S. A. de C. V. (“Murano PV”)	100.00%
Murano World, S. A. de C. V. (“Murano World”)	100.00%
Inmobiliaria Insurgentes 421, S. A. de C.V. (“Inmobiliaria Insurgentes 421”)	100.00%
Operadora Hotelera GI, S. A. de C. V. (“Operadora GIC I”)	100.00%
Operadora Hotelera Grand Island II, S. A. de C. V. (“Operadora GIC II”)	100.00%
Operadora Hotelera I421, S. A. de C. V. (“OHI421”)	100.00%
Operadora Hotelera I421 Premium, S. A. de C. V. (“OHI421 Premium”)	100.00%
Fideicomiso Murano 6000 CIB/3109 (“Insurgentes Security Trust”)	100.00%
Fideicomiso Murano 2000 CIB /3001 (“GIC I Trust” or “Fideicomiso Murano 2000”)	100.00%
Fideicomiso Murano 4000 CIB/3288 (“GIC II Trust”)	100.00%
Fideicomiso Murano 1000 CIB /3000	100.00%
Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323	100.00%
Edificaciones BVG, S. A. de C. V. (“Edificaciones BVG”)	100.00%
Servicios Corporativos BVG, S. A. de C.V. (“Servicios BVG”)	100.00%

Combination of entities under common control (prior to capital restructuring as described in note 2b.)

Before the capital restructuring described in note 2b. above, the Group was directly or indirectly controlled by Elias Sacal Cababie, therefore the Group has been combined under the common control approach. The combination includes the following entities: Murano PV, S. A. de C. V., Murano World, S. A. de C. V., Edificaciones BVG, S. A. de C. V., Fideicomiso Murano 6000 CIB/3109, Inmobiliaria Insurgentes 421, S. A. de C.V., Operadora Hotelera GI, S. A. de C. V., Operadora Hotelera Grand Island II, S. A. de C. V., Operadora Hotelera I421, S. A. de C. V., Operadora Hotelera I421 Premium, S. A. de C. V., Fideicomiso Murano 2000 CIB /3001, Fideicomiso Murano 4000 CIB/3288, Fideicomiso Murano 1000 CIB /3000, Servicios Corporativos BVG, S. A. de C.V., and Murano Management, S. A. de C. V.

Table of Content
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

The Company acts as a principal in the activities from which it generates its revenue. Our revenues are primarily derived from the products and services provided to our customers in our owned hotels and are generally recognized when control of the product or service has transferred to the customer. A summary of our sources of revenue is as follows:

•	Room rentals.
•	Food and beverage.
•	All-inclusive.
•	Private events.
•	Spa services.
•	Other services.

We provide room rentals and other services to our guests, including, but not limited to, food and beverage, all-inclusive, spa, laundry, and parking. These products and services each represent individual performance obligations, and in exchange for these services, we receive fixed amounts based on published rates or negotiated contracts. Payment is due in full at the time the services are rendered or the goods are provided.

Room rental revenues are recognized over time on a daily basis as the guest occupies the room, and revenues related to the other products and services are recognized at a point in time when the product or service is provided to the guest.

As of December 31, 2024 and 2023, the Company did not capitalize costs to obtain contracts with customers because there are no long-term contracts with the customers, due to the operations of the hotel, the incremental costs are recognized in profit or loss as incurred. If long-term contracts were obtained, the Company will capitalize the cost of those contracts.

Deferred revenue (contract liability)

It is the Company´s obligation to provide a service to a customer for which the Company has received cash from the customer.

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

Table of Content
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

Table of Content
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

Table of Content
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

Table of Content
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

-
Other debt securities and bank balances for credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has nothing increased significantly since initial recognition.

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

Table of Content
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

Presentation of allowance for ECL in the consolidated and combined statement of financial position

Allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

As of December 31, 2024 and 2023, the Group did not recognize ECL since it has determined that the ECL related to its trade receivables would not be material in the context of these financial statements taken as a whole.

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

Table of Content
Impairment losses are recognized in profit or loss.

For assets, other than goodwill, it is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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

If significant parts of an item of property, construction in process and equipment have different useful lives, then they are accounted for as separate items (major components) or property, construction in process and equipment.

Any gain or loss on disposal of an item of property, construction in process and equipment is recognized in profit or loss.

ii.	Subsequent expenditure

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group.

iii.	Depreciation

Depreciation is calculated to write off the cost of property, construction in process and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss. As of December 31, 2022 items recognized at fair value were not subject to depreciation until the construction in process was completed.

Table of Content
During 2023, several assets recognized as construction in process were capitalized as property, building and hotel furniture due to the assets having reached the necessary conditions to operate as Management intended.

Company’s Management estimates the following useful life for the major assets.

Years

Buildings and beach club	35-40 years
Elevators	10 years
Furniture, fixtures, and equipment (“FF&E”)	5 years
Operating, supplies and equipment (“OS&E”)	2 years
Computer equipment	3-4 years
Transportation Equipment	4 years
Furniture	10 years
Equipment and other assets	10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

iv.	Reclassification to investment property

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

As of December 31, 2024 and 2023, the Company has a plot of land located in, Baja California, Mexico, that qualifies as an investment property in accordance with the requirements established by IAS 40, since the Company foresees to use this land for the creation of an industrial park, where the Company will act as a lessor and it will obtain income from rentals.

i.	Employee benefits

i.	Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Table of Content
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

Table of Content
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

Deferred tax assets and liabilities are offset only if certain criteria are met.

l.	Finance income and finance cost

The Group’s finance income and finance cost include:

-	Interest income,
-	Interest expense,
-	The net gain or loss on financial assets at FVTPL,
-	The foreign currency gain or loss on financial assets and financial liabilities.

Interest income or expense is recognized using the ‘effective interest rate’ method.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•	The gross carrying amount of the financial asset; or
•	The amortized cost of the financial liability.

Table of Content
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

Table of Content
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

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities (see note 14).

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

Table of Content
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

Other liabilities mainly consists of contributions granted by Hyatt and Accor under the concept of ‘key money’ per the Hotel Services Agreement and the Hotel Management Agreement, respectively. The ‘key money’ was granted as an inducement to the Group to enter into such agreements. The Group recognizes these contributions in other liabilities against cash, and the Group subsequently amortizes the total amount on a monthly, straight-line basis from the first month the ‘key money’ is received and continuing during the term of the agreement. If the agreements are canceled or terminated before the agreed term, the Group shall repay to the operators the remaining unamortized amount.

s.	Consolidated and Combined Statements of cash flows

The consolidated and combined statement of cash flows detail the cash inflows and outflows that occurred during the period. In addition, the combined statement of cash flows starts with the profit before income taxes and other comprehensive income, presenting first cash flows from operating activities, then investment activities and finally, financing activities.

The consolidated and combined statement of cash flows for the years ended December 31, 2024, 2023 and 2022 were prepared using the indirect method.
4.	New standards or amendments issued

In the current year, the Group has applied a number of amendments to IFRS Accounting Standards issued by the IASB that are mandatorily effective for an accounting period that begins on or after January 1, 2024. Their adoption has not had any material impact on the disclosures or the amounts reported in these financial statements.

2024

a.	New accounting standards or amendments for 2024

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning on January 1, 2024, and have been adopted by the Company. Their adoption has not had any material impact on the disclosures or the amounts reported in these financial statements.

Amendments to IAS 1 - Presentation of Financial Statements - Classification of Liabilities as Current or Non-Current (“2020 Amendment”) - The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of “settlement” to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. The Company did  not have a significant impact from the adoption of this standard.

Table of Content
b.	New and amended IFRS Accounting Standards issued but not yet effective

At the date of authorization of these financial statements, the Company has not applied the following new IFRS Accounting Standards that have been issued but are not yet effective:

IFRS 18 Presentation and Disclosure in Financial Statements – On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. The new accounting standard introduces significant changes to the structure of a group’s income statement and new principles for aggregation and disaggregation of information. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact from the adoption of IFRS 18 on its financial statements.

Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments – On May 30, 2024, IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, and early adoption is permitted. The Company is currently evaluating the impact from the adoption of the amendments on its consolidated financial statements

The Company has not early adopted any forthcoming new or amended accounting standards in preparing these financial statements.  The Company does not expect to have a significant impact from the adoption of the forthcoming standards.

5.	Cash and cash equivalents and restricted cash

As of December 31, 2024 and 2023, cash and cash equivalents and restricted cash is as follows:

	As of December 31,
	2024	2022

Cash	$1,664,179	$993,681
Bank deposits (1) (2) (3)	968,750,678	145,376,053

Total cash and cash equivalents and restricted cash	$970,414,857	$146,369,734

(1)
Fideicomiso Murano 2000 - In accordance with the long-term syndicated loan among Bancomext, Sabadell, Caixabank, NAFIN, Avantta, Fideicomiso Murano 2000 (a subsidiary of Murano World) must maintain an interest reserve fund equivalent to a minimum of one quarterly interest payment. While the amount can be withdrawn to pay such interest without any penalty, Fideicomiso Murano 2000 is obligated to replace such interest reserve fund to a set minimum amount. As of December 31, 2024 this loan was fully repaid.  As of December 31, 2023, the corresponding amount in the reserve fund was $12,842,404.

(2)
Inmobiliaria Insurgentes 421 - In accordance with the long-term loan from Bancomext, the borrower must maintain a debt service reserve fund equivalent to the next amortization of principal payment plus interest, according to the amortization schedule, and an additional fund for an amount equivalent to the principal debt service reserve fund. While the amount can be withdrawn without penalty to cover payments, the borrower is obligated to replace such reserve funds within 15 days. As of December 31, 2024 and December 31, 2023, the principal reserve fund amounted to $44,069,120, and $52,272,015, respectively. As of December 31, 2024 and 2023, the debt service reserve funds have not been fully funded; for further information see note 10.

(3)
Issuer trust 4323 - In accordance with the  terms of the Senior Secured Notes issued by the Group on September 12, 2024, as of December 31, 2024, the debt service reserve fund amounted $338,419,950 (U.S.$16,500,000). This is a revolving reserve classified as cash and cash equivalents.

Table of Content
6.	Related-party transactions and balances

Transactions with key management personnel

i.	Key management personnel compensation

Compensation of the Group’s key management personnel includes only short-term employee benefits in the amount of $14,066,344, $13,185,131 and $17,384,930 during 2024, 2023 and 2022, respectively.

ii.	Outstanding balances with related parties as of December 31, 2024 and 2023 are shown as follows:

	As of December 31,
	2024	2023
Receivable
Affiliate:
Elías Sacal Cababie(1)	$-	$104,029,840
E.S. Agrupación, S. A. de C. V. (2) & (8)	-	35,582,383
Marcos Sacal Cohen (3)	-	540,031
Edgar Armando Padilla Pérez (4)	-	1,700,466
Rubén Álvarez Laris (5)	-	1,696,426
Total related parties receivable	-	143,549,146

Payable:
Affiliate:
Impulsora Turística de Vallarta, S. A. de C. V. (6)	$-	$39,121,151
Sofoplus S.A.P.I de C. V., SOFOM ER (7)	194,471,588	171,153,445
BVG Infraestructura, S. A. de C. V. (9)	-	10,030,992
Total related parties payable	194,471,588	220,305,588

Current portion	120,634,508	133,002,659

Long term portion	$73,837,080	$87,302,929

(1)	This balance is composed of several loan agreements as follows:

(a)	On February 10, 2023, Murano World granted a short-term loan of U.S.$2,865,000 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On February 10, 2024 the maturity was extended for a year. On April 30, 2024 the principal amount was repaid in full;

(b)
On April 14, 2023, Murano PV granted a short-term loan of $2,000,000 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was repaid on March 8, 2024, as part of the capital restructuring as described in note 2b.;

(c)
On April 14, 2023, Murano P.V. granted a short-term loan of U.S.$438,611 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in note 2b.;

(d)
On September 26, 2023, Murano World granted a short-term loan of U.S.$3,200,000 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On April 30, 2024, the principal amount was repaid in full;

(e)
On January 19, 2024, Murano World granted a short-term loan up to $7,900,000 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. On April 30, 2024, the borrower paid $6,700,000. On November 4, 2024, this loan was repaid in full; and

(f)
On January 19, 2024, Murano World granted a short-term loan up to U.S.$3,360,000 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On April 30, 2024, the borrower paid U.S.$3,160,000. On November 4, 2024 this loan was repaid in full.

Table of Content
(2)	This balance is composed of several loan agreements as follows:

(a)	On February 10, 2023, Murano World granted a short-term loan of $9,620,660 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. On February 10, 2024 the maturity was extended for one year. On October 31, 2024, this loan was repaid in full;
(b)
On March 31, 2023, Murano World granted a short-term loan of U.S.$453,000 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On March 31, 2024, the maturity was extended for a year. On October 31, 2024, this loan was repaid in full;

(c)
On April 14, 2023, Murano PV granted a short-term loan of U.S.$359,368 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in note 2b.;

(d)
On May 5, 2023, Murano PV granted a short-term loan of $30,000 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in note 2b.;

(e)
On November 9, 2023, Murano World granted a short-term loan of $10,000,000 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. On October 31, 2024, this loan was repaid in full;

(f)
On May 2, 2024, Murano World granted a loan of up to $14,750,000 to ES Agrupación, S. A. de C. V., which matures in a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%. On October 31, 2024, this loan was repaid in full; and

(g)
On May 20, 2024, Murano World granted a loan of up to U.S.$1,850,000 to ES Agrupación, S. A. de C. V., which matures in one year that accrues interest at a rate of SOFR plus a spread of 3%. As of September 30, 2024, the borrower paid U.S.$647,000. On October 31, 2024, this loan was repaid in full.

(3)
Short-term loan agreement granted by Murano PV for $492,000 dated May 5, 2023, with a one-year maturity that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in note 2b.

(4)	Before the capital restructuring held on March 8, 2024 this individual used to be a minority shareholder of certain entities in the Group. This balance is composed as follows:

(a)	On May 5, 2023, Murano Management granted a short-term loan of $1,546,669 (Mexican pesos) with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in note 2.b. and

(b)	On May 5, 2023, Murano Management granted a short-term loan of $4,400 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in note 2.b.

(5)
Before the capital restructuring held on March 8, 2024 this individual used to be a minority shareholder of certain entities in the Group. On May 5, 2023, Murano Management granted a short-term loan of $4,400 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in note 2b.

(6)
Loan agreement granted to Murano World signed on May 2, 2021, with a 36-month termination period. The amount of the loan is $97,500,000 and accrued interest at an annual rate of 17.75%. On May 2, 2024, the maturity of this loan was extended for one year.  On April 30, 2024, Impulsora Turística de Vallarta granted a 36-month loan to Murano World in the amount of $17,200,000 with an annual interest rate of 17.75% and payments of principal after 12 months of the signing date.  On October 31, 2024 these loans were repaid in full.

Table of Content
(7)
Syndicated secured mortgage loan for up to U.S.$30,000,000 (U.S.15,000,000 granted by Exitus and U.S.$15,000,000 granted by Sofoplus to Murano World) which matures on June 24, 2025, and causes interest at an annual rate of 15.00% for which the major shareholders are joint obligors. As of September 30, 2024, the balance of this loan is $164,275,291 (U.S.$8,929,033) including interest. The balance also includes $10,900,936 of invoices discounted by one supplier of the Group and Sofoplus with maturity on January 28, 2025. On November 29,2024 the Group paid $1,000,000 to the principal balance of the discounted invoices and $605,294 of interest. The balance as of December 31, 2024 is $9,828,201.

On September 30, 2024, Murano World signed a loan agreement with Sofoplus up to U.S.$3,600,000 with disbursements of U.S.$700,000, U.S.$100,000, U.S.$800,000, U.S.$1,000,000 and U.S.$1,000,000 on September 30, 2024, October 3, 2024, October 31, 2024, November 29, 2024, and December 13, 2024, respectively. The Group used this loan to repay the balance of the secured mortgage loan of U.S. $15,000,000. This loan requires us to pay monthly interest at the annual interest rate of 16% starting on October 1, 2024, with maturity on October 1, 2026.

(8)
On May 2, 2024, ES Agrupación, S. A. de C. V. granted a loan of $317,000,000 to Murano World. The lender had agreed to convert the loan balance into a small minority equity interest in the Cancun II project, however, the Group analyzed the merits of this transaction in line with the pipeline development plan and management decided to repay the balance in full on October 31, 2024.

(9)
On March 1, 2023, Inmobiliaria Insurgentes obtained a short-term loan granted by BVG Infraestructura, S. A. de C. V. of U.S.$955,011 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On March 1, 2024, the maturity of this loan was extended for one year. On October 31, 2024, these loans were repaid in full.

Reconciliation of movements of liabilities to cash flows arising from financing activities

Long-term debt

Balances as of January 1, 2024	$220,305,588
Payments	(476,238,335)
Interest paid	(35,380,058)
Proceeds from loans	417,288,465
Accrued interest	33,666,513
Total changes from financing cash flows	159,642,173

Effect on changes in foreign exchange rates	34,829,415

Balances as of December 31, 2024	$194,471,588

Long-term debt

Balances as of January 1, 2023	$274,489,347
Payments	(96,693,781)
Interest paid	(37,140,328)
Proceeds from loans	60,581,457
Accrued interest	39,901,733
Total changes from financing cash flows	241,138,428

Effect on changes in foreign exchange rates	(20,832,840)

Balances as of December 31, 2023	$220,305,588

Table of Content
7.	Property, construction in process and equipment

Reconciliation of carrying amount

		Construction in			Computer	Transportation		Equipment and
	Land	process	Buildings	Elevators	equipment	Equipment	Furniture(1)	other assets	Total
Cost:
Balances as of January 1, 2022	$6,633,676,166	$2,799,006,767	-	-	$6,804,613	$2,643,005	$4,844,499	$3,173,881	$9,450,148,931

Additions	-	1,521,986,623	-	-	304,710	231,683	850,447	-	1,523,373,463
Disposals	(85,296,091)	-	-	-	-	-	-	-	(85,296,091)
Revaluation	1,246,037,181	4,763,002,165	-	-	-	-	-	-	6,009,039,346

Balances as of December 31, 2022	$7,794,417,256	$9,083,995,555	-	$-	$7,109,323	$2,874,688	$5,694,946	$3,173,881	$16,897,265,649
Additions	173,992,200	1,388,105,617	-	-	627,269	-	157,205,729	-	1,719,930,815
Disposals	-	-	-	-	-	-	(163,689,130)	-	(163,689,130)
Capitalization of FF&E and OS&E, buildings and elevators	-	(1,525,827,023)	1,348,289,068	10,964,935	-	-	166,573,020	-	-
Revaluation	(21,598,770)	(2,437,323,707)	1,568,940,131	-	-	-	-	-	(889,982,346)

Balances as of December 31, 2023	$7,946,810,686	$6,508,950,442	$2,917,229,199	$10,964,935	$7,736,592	$2,874,688	$165,784,565	$3,173,881	$17,563,524,988

Additions	32,387,850	1,296,109,229	-	-	415,378	846,019	2,074,071	-	1,331,832,547
Capitalization of FF&E and OS&E, buildings and elevators	-	(2,354,555,747)	1,973,759,232	9,489,941	-	-	371,306,574	-	-
Revaluation	1,505,153,788	(1,981,481,567)	811,137,367	-	-	-	-	-	334,809,588

Balances as of December 31, 2024	$9,484,352,324	$3,469,022,357	$5,702,125,798	$20,454,876	$8,151,970	$3,720,707	$539,165,210	$3,173,881	$19,230,167,123

Table of Content
		Construction in			Computer	Transportation		Equipment and
	Land	process	Buildings	Elevators	equipment	Equipment	Furniture(1)	other assets	Total
Accumulated depreciation:
Balances as of January 1, 2022	$-	$-	$-	$-	$(5,080,742)	$(2,474,060)	$(3,928,505)	$(2,030,272)	$(13,513,579)

Depreciation	-	-	-	-	(811,269)	(152,541)	(151,450)	(152,981)	(1,268,241)

Balances as of December 31, 2022	$-	$-	$-	$-	$(5,892,011)	$(2,626,601)	$(4,079,955)	$(2,183,253)	$(14,781,820)

Depreciation	-	-	(71,580,551)	(1,096,493)	(779,108)	(77,491)	(55,029,094)	(152,462)	(128,715,199)

Balances as of December 31, 2023	-	-	(71,580,551)	(1,096,493)	(6,671,119)	(2,704,092)	(59,109,049)	(2,335,715)	(143,497,019)

Depreciation	-	-	(130,571,011)	(1,807,015)	(731,312)	(286,195)	(137,984,866)	(152,202)	(271,532,601)

Balances as of December 31, 2024	-	-	(202,151,562)	(2,903,508)	(7,402,431)	(2,990,287)	(197,093,915)	(2,487,917)	(415,029,620)

Carrying amounts as of:
December 31, 2022	$7,794,417,256	$9,083,995,555	$-	$-	$1,217,312	$248,087	$1,614,991	$990,628	$16,882,483,829

December 31, 2023	$7,946,810,686	$6,508,950,442	$2,845,648,648	$9,868,442	$1,065,473	$170,596	$106,675,516	$838,166	$17,420,027,969

December 31, 2024	$9,484,352,324	$3,469,022,357	$5,499,974,236	$17,551,368	$749,539	$730,420	$342,071,295	$685,964	$18,815,137,503

(1)	Includes FF&E and OS&E assets.

Table of Content
Construction in process

GIC I is a hotel project in Cancun which when complete will have 1,016 rooms. Construction is nearing completion and operations commenced during 2024 with the first 400 keys of the Vivid Hotel already open and the remaining 616 keys of Dreams expected to open in the fourth quarter of 2025, The total amount expected to be invested in the construction is $3,200,000,000, excluding financial cost and cost of land. As of December 31, 2024 and 2023, amounts incurred in the construction in process during the calendar year are $1,296,109,229 and $1,388,105,617, respectively.

GIC II is a plot of land located in Cancun, Quintana Roo, where the Group plans to develop approximately 1,254 condominiums, a convention center (under the World Trade Center brand), a water park and a beach club. For the years ended December 31, 2024 and 2023, construction costs incurred were $6,014,159 and $1,577,714, respectively. See Notes 1 a. and 19 for additional details about the GIC Complex.

Insurgentes Hotel is a hotel complex comprising two individual hotels with a combined capacity of 396 rooms, located in Mexico City. This hotel commenced operations in the first quarter of 2023. As of December 31, 2024 there were no additional capitalized costs incurred for the property. For the year ended December 31, 2023, construction costs incurred were $79,064,992.

Capitalization of borrowing cost included in the incurred cost of the construction of the above hotel facilities for the years ended December 31, 2024 and 2023 of $303,443,168 and $275,133,471, respectively, were calculated using a capitalization rate of 100% since all the loans held by the Group are specific and directable attributable to the construction in process.

Non-cash and cash transactions in Property, construction in process and equipment

	As of December 31,
	2024	2023	2022

Balances as of January 1	$17,563,524,988	$16,897,265,649	$9,450,148,931
Non-cash transactions:
Revaluation of land and construction in process	334,809,588	(889,982,346)	6,009,039,346
Effect on movement in exchange rates on cash held	-	-	1,451,180
Total non-cash transactions	334,809,588	(889,982,346)	6,010,490,526

Cash transactions:
Construction in process and equipment	1,028,389,379	1,281,108,214	1,189,600,453
Accrued capitalized borrowing costs	303,443,168	275,133,471	247,025,739
Total cash transactions	1,331,832,547	1,556,241,685	1,436,626,192

Balances as of December 31	$19,230,167,123	$17,563,524,988	$16,897,265,649

Measurement of fair value

Land, construction in process and buildings

Fair value hierarchy

The Group engages third-party qualified appraisers to perform the valuation of the land, construction in process and buildings annually. The technical committee works closely with qualified external appraisers to establish the appropriate valuation techniques and inputs to the model. The fair value measurement for the land, construction in process and buildings has been categorized as a Level 3 fair value based on the inputs to the valuation technique used. Changes in fair value are recognized in Other Comprehensive Income (OCI) or profit or loss to the extent losses exceed any revaluation gains.

Table of Content
Valuation technique and significant unobservable inputs

The following table shows the valuation technique used in measuring the fair value of the land, construction in process and buldings, as well as the significant unobservable inputs used.

The revaluation surplus (loss) for the years ended December 31, 2024, 2023 and 2022 were $334,809,588, $(889,982,346) and $6,009,039,346, respectively.

Valuation technique		Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Land

Group directors use the market-based approach to determine the value of the land as described in the valuation reports prepared by the appraisers.		The appraiser compared the comps to the Subject Assets using comparison elements that include market conditions, location, and physical characteristics.	The estimated fair value would increase if the adjustments applied were higher.

In estimating the fair value of the subject assets, the appraiser performed the following:

•	Researched market data to obtain information pertaining to sales and listings (comps) that are similar to the Subject Asset.	• Location (0.80 - 1). • Size (1.08 - 1.20). • Market conditions (0.8 - 1).
•	Selected relevant units of comparison (e.g., price per square meter), and developed a comparative analysis for each.
•	Compared the comps to the Subject Asset using elements of comparison that may include, but are not limited to, market conditions, location, and physical characteristics; and adjusted the comps as appropriate.
•	Reconciled the multiple value indications that resulted from the adjustment of the comps into a single value indication.
•	The selected price per square meter is consistent with market prices rates paid by market participants and/or current asking market prices rates for comparable properties.

Table of Content
Valuation technique		Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Construction in process

Group directors use the cost approach to determine the value of construction in process as described in the valuation reports prepared by the appraisers.
In estimating the fair value of building and site improvements, the appraiser performed the following:

		The appraiser used an adjustment factor regarding the status of the construction in process. Work in progress adjustment (0.6 – 0.98).	The estimated fair value would increase if the adjustments applied were higher.
•	Estimated replacement cost of the building and site improvements, as though new, considering items such as indirect costs.
•	Estimated and applied deductions related to accrued depreciation, resulting from physical deterioration, and work in progress.

Building

Group directors use the fair market value based on the discounted cashflow approach  to determine the value buildings in current operation that Management considers are in the final stage of ramp up as described in the valuation reports prepared by the appraisers (Insurgentes 421 complex), as well as use the cost approach to determine the value of buldings in current operation that has beginning their ramp up period (Cancun Complex/Hotel Vivid portion).
In estimating the fair value of building and site improvements, the appraiser performed the following:

The appraiser used the discounted cashflow approach to determine the value of the buildings:
Expected market rental growth 2025 – 8.9% and 4.6% long term.
Discount rate – 12.5%
Occupancy rate – 2025 68% and once stabilized 70.0% and 72.5% after 2029

The estimated fair value would increase if the adjustments applied were higher.
•	Estimated and applied deductions related to accrued depreciation, resulting from physical deterioration.
•	Estimated incomes based in the trends of historical operations
•	Estimated replacement cost of the building and site improvements, as though new, considering items such as indirect costs.
Estimated and applied deductions related to accrued depreciation, resulting from physical deterioration, and work in progress.

Carrying amount

If the Group’s land, construction in process and buildings been measured on a historical cost basis, the carrying amounts would have been as shown in the next page.

Table of Content
	As of December 31,
	2024	2023

Land	$705,682,511	$673,294,661
Construction in process	2,708,804,812	3,842,687,148
Buildings	3,574,609,548	1,433,489,954
Total	$6,989,096,871	$5,949,471,763

Security

As of December 31, 2024 and 2023, properties with carrying amount of $18,817,329,303, and $17,694,421,947, respectively, were subject to mortgages or security trusts that form part of the security for certain bank loans. A list of the properties granted and the related loans is as follows:

2024

Property	Associated Credit Reference

Units 1, 2 / Grand Island	See Note 10 Terms and repayment schedule (16)
Unit 3 / Grand Island II	See Note 10 Terms and repayment schedule (8), (9), (14) & (15) See Note 10 Terms and repayment schedule (13) See Note 10 Terms and repayment schedule (4), (5), (6) & (7) and Note 6 reference 7
Units 4 & 5
Unit 8, No. 56-A-1, Supermanzana A2, Sup. 824.20 M2
Unit 9, No. 56-A-1, Supermanzana A2, Sup. 832.94 M2
Insurgentes Sur 421 Complex	See Note 10 Terms and repayment schedule (3)
Beach Club – Playa Delfines	See Note 10 Terms and repayment schedule (10)
Plot of land: La Punta Bajamar / Lote 1, Manzana S/M, Sup. 4,117.88 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 2, Manzana S/M, Sup. 6,294.08 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 3 (Vialidad), Manzana S/M, Sup. 4,117.88 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 4, Manzana S/M, Sup. 10,015.68 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 5, Manzana S/M, Sup. 11,986.53 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 6, Manzana S/M, Sup. 2,912.02 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 7, Manzana S/M, Sup. 568.51 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 8, Manzana S/M, Sup. 635.25 M2	See Note 10 Terms and repayment schedule (7)

2023

Property	Associated Credit Reference

Unit 1, 2, 4 y 5 / Grand Island	See Note 10 Terms and repayment schedule (1) See Note 10 Terms and repayment schedule (8), (9), (14) & (15) See Note 10 Terms and repayment schedule (4), (5), (6) & (7) and Note 6 reference 7
Unit 3 / Grand Island II
Unit 8, No. 56-A-1, Supermanzana A2, Sup. 824.20 M2
Unit 9, No. 56-A-1, Supermanzana A2, Sup. 832.94 M2
Insurgentes Sur 421 Complex	See Note 10 Terms and repayment schedule (3)
Beach Club – Playa Delfines	See Note 10 Terms and repayment schedule (1) and (10)
Plot of land: La Punta Bajamar / Lote 1, Manzana S/M, Sup. 4,117.88 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 2, Manzana S/M, Sup. 6,294.08 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 3 (Vialidad), Manzana S/M, Sup. 4,117.88 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 4, Manzana S/M, Sup. 10,015.68 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 5, Manzana S/M, Sup. 11,986.53 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 6, Manzana S/M, Sup. 2,912.02 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 7, Manzana S/M, Sup. 568.51 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 8, Manzana S/M, Sup. 635.25 M2	See Note 10 Terms and repayment schedule (7)

8.	Investment property

Reconciliation of carrying amount

	As of December 31,
	2024	2023

Balances as of January 1,	$1,100,491,490	$1,187,089,926
Changes in fair value	239,508,510	(86,598,436)
Balances as of December 31,	$1,340,000,000	$1,100,491,490

Investment property Investment property is initially measured at cost and subsequently at fair value, changes in fair value are recognized as gain in profit or loss. All gains are unrealized.

The investment property is planned for the development of an industrial park, this project is expected to include approximately a leasable area of  363,262 sqm as described in Note 1.

Table of Content
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

Security

As of December 31, 2024 and 2023, properties with a carrying amount of $1,340,000,000 and $1,100,491,490 were subject to a registered debenture that forms security for certain loans. A list of the properties granted and the related loans is as shown in the next page.

Table of Content
Property	Associated Credit Reference
Plot of land: La Costa Bajamar / Lote MP1, Fracc. A, Manzana S/M, Sup. 271,042.763 M2	See Note 10 Terms and repayment schedule (4), (5) (6) & (7) and Note 6 references (7).
Plot of land: La Costa Bajamar: Lote MP1, Fracc. B, Manzana S/M, Sup. 304,851.487 M2
Plot of land: La Costa Bajamar: Lote MP1, Fracc. C, Manzana S/M, Sup. 353,797.091 M2
Plot of land: La Costa Bajamar: Fracc. Servidumbre de Paso, Manzana S/M, Sup. 41,084.499 M2

9.	Leases

The Group leases equipment, office space and vehicles. Lease terms vary from contract to contract. Information on leases in which the Group is a lessee is presented below.

Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property.

2024	Hotel Equipment	Offices	Vehicles	Total

Balance as of January 1,	$199,957,781	$15,253,909	$1,825,401	$217,037,091
Additions	31,364,829	-	-	31,364,829
Depreciation charge for the year	(43,862,445)	(3,155,981)	(1,217,786)	(48,236,212)

Balance as of December 31,	$187,460,165	$12,097,928	$607,615	$200,165,708

2023	Hotel Equipment(1)	Offices	Vehicles	Total

Balance as of January 1,	$-	$-	$591,039	$591,039
Additions	203,886,899	17,094,898	2,247,946	223,229,743
Depreciation charge for the year	(3,929,118)	(1,840,989)	(1,013,584)	(6,783,691)

Balance as of December 31,	$199,957,781	$15,253,909	$1,825,401	$217,037,091

2022	Vehicles

Balance as of January 1,	$1,131,681
Depreciation charge for the year	(540,642)

Balance as of December 31,	$591,039

(1)
On November 8, 2023, Operadora Hotelera GI, S. A. de C. V. entered into a leasing agreement with Arrendadora Coppel, S.A.P.I. de C.V. for hotel equipment for a period of 5 years, rent payments are fixed throughout the contract.

Table of Content
Amounts recognized in profit or loss

	For the Years Ended December 31,
	2024	2023	2022
Amounts recognized in profit and loss
Interest on lease liabilities	$21,298,127	$3,282,685	$49,704
Expenses related to short-term leases	-	1,506,962	319,498

	$21,298,127	$4,789,647	$369,202

Amounts recognized in the consolidated and combined statement of cash flow

Total cash outflow	$53,910,165	$19,175,084	$586,399

Guarantee deposits

As part of the hotel equipment leasing, the Group provided a guarantee deposit of $4,870,138, as of December 31, 2023.

10.	Long-term debt

	As of December 31,
	2024	2023
Current liabilities:
Current portion of secured bank loans	$3,104,552,010	$1,866,499,269
Unsecured bank loans	30,694,061	64,827,258
Interest	346,134,418	108,029,151
Total current liabilities	$3,481,380,489	$2,039,355,678

Non-current liabilities:
Secured bank loans	$7,692,819,937	$4,641,315,619
Unsecured bank loans	—	2,001,517
Total non-current liabilities	$7,692,819,937	$4,643,317,136

The secured bank loans are secured over land and construction in process with a carrying amount of $20,157,329,304 and $17,694,421,947 as of December 31, 2024 and 2023, respectively (see Note 7 and Note 8 Security).

Information about the Group’s exposure to interest rate, foreign currency and liquidity risks is included in Note 13.

Table of Content
					As of
Currency		Nominal interest rate 2024	Nominal interest rate 2023	Maturity	December 31, 2024	December 31, 2023

Fideicomiso Murano 2000 CIB/3001 (subsidiary of Murano World):
Banco Nacional de Comercio Exterior S.N.C. Institución de Banca de Desarrollo (“Bancomext”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	$-	$1,013,610,000
Caixabank, S.A. Institución de Banca Múltiple (“Caixabank”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	-	1,013,610,000
Sabadell, S.A. Institución de Banca Múltiple (“Sabadell”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	-	844,675,000
Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R. (Avantta) (1)	USD	SOFR + 4.0116%	N/A	2033	-
Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo (“NAFIN”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	-	1,010,419,654
Bancomext (2)	MXN	TIIE 91 + 2.75%	TIIE 91 + 2.75%	See (2)	-	54,441,003
Cost to obtain loans and commissions						(46,187,476)
Total Fideicomiso Murano 2000					-	3,890,568,181

Inmobiliaria Insurgentes 421:
Bancomext (3)	USD	SOFR + 3.5%	SOFR + 3.5%	2037	2,029,066,425	1,687,477,257
Cost to obtain loans and commissions					(17,038,019)	(18,383,126)
Total Inmobiliaria Insurgentes 421					2,012,028,406	1,669,094,131

Murano World:
Exitus Capital S.A.P.I de C. V. ENR (“Exitus Capital”) (4)	USD	15.00%	15.00%	2025	-	253,402,500
Exitus Capital (5)	USD	15.00%	15.00%	2025	-	14,862,566
Exitus Capital (6)	USD	15.00%	15.00%	2025	-	18,391,571
Exitus Capital (7)	USD	15.00%		2026	373,168,040	-
Arrendadora Fínamo,S.A. de C.V. (“Finamo”) (8)	MXN	15.76%	15.76%	2027	282,011,355	364,390,142
Administradora de Soluciones de Capital, S.A. de C.V. SOFOM ENR (Finamo) (9)	MXN	22.00%	N/A	2025	144,493,360	-
ALG (10)	USD	10%	10%	2030	410,206,000	337,870,000
Santander International (11)	USD	Best Rate+0.80%	Best Rate+0.80%	2025	30,694,061	25,335,608
Cost to obtain loans and commissions					(7,833,206)	(11,658,806)
Total Murano World					1,232,739,610	1,002,593,581

Edificaciones BVG:
Exitus Capital (12)					4,776,175	12,387,770
Total Edificaciones BVG					4,776,175	12,387,770

Murano PV:
NAFIN (13)	USD	SOFR + 3.75% first year; second year SOFR +4.00 and third year SOFR + 4.25%		2027	1,126,878,115
Administradora de Soluciones de Capital, S.A. de C.V. SOFOM NR (ASC Finamo) (14)	USD	15%	-	2030	458,160,522
ASC Finamo (15)	MXN	22%	-	2025	100,000,000
Cost to obtain loans and commissions					(26,599,533)	-
Total Murano PV					1,658,439,104	-

Fideicomiso 4323 (issuer trust):
Senior Notes(16)	USD	11% plus 2% of PIK capitalized first three years		2031	6,153,090,000	-
Cost to obtain loans and commissions					(233,007,287)	-
Total Fideicomiso 4323					5,920,082,713

Accrued interest payable					346,134,418	108,029,151
Total debt					11,174,200,426	6,682,672,814

Current instalments					3,481,380,489	2,039,355,678

Long-term debt, excluding current instalments					$7,692,819,937	$4,643,317,136

Table of Content
(1)
Syndicated secured mortgage loan of up to U.S.$160,000,000. Operadora GIC I is jointly liable for this loan as well as Operadora GIC II and Murano World. On July 11, 2022, NAFIN joined the syndicated loan under the same terms as the other lenders, granting U.S.$34,811,150 to Fideicomiso Murano 2000.

On August 24, 2023, the Group restructured the syndicated loan to increase the credit line by U.S.$45,000,000, with a variable interest rate based on 3M SOFR rate with a fixed spread of 4.0116%. The credit extension was documented through two additional tranches of debt:  Tranche B of U.S.$35,000,000 to be used to finalize the construction of phase one of the GIC Complex and Tranche C of U.S.$10,000,000 to be used to cover additional project costs and capital requirements for the development of the GIC Complex. NAFIN is funding U.S.$35,000,000 under Tranche B and Sabadell is funding the remaining U.S.$10,000,000 under Tranche C to Fideicomiso Murano 2000.

On February 1, 2024, the Group received U.S.$6,000,000 related to Tranche C.

On April 9, 2024, an amendment to the syndicated secured mortgage loan of Fideicomiso Murano 2000 was signed by and between Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R., as adherent creditor and assignee, Sabcapital, S.A. de C.V., SOFOM, E.R., as the assignor, with the appearance of Sabadell in its capacity as administrative and collateral whereby the assignor assigned and transferred to the assignee its rights and obligations owned as a Tranche C creditor representing 60% of the tranche C commitment, amounting to U.S. $6,000,000.00 as the assigned amount.

On May 14, 2024, the Group received the remaining U.S.$4,000,000 related to the tranche C of this Syndicated loan.

On September 12, 2024, the balance of this loan was repaid in full in connection with the issuance of the Senior Notes described in section (16) below.

(2)
Secured loan under a credit line of up to U.S. $31,480,000 to finance VAT receivable with a 36-month maturity or earlier on collection of such VAT receivables from Mexican authorities, with unpaid balances, if any, after 36 months payable within 18 months.

On December 18, 2023, the Group and the lender extended the maturity period of this loan to December 2024.

On April 11, 2024, and May 24, 2024, the Group received $137,615,652 and $63,051,049, respectively.

As of September 12, 2024, the balance of this loan was repaid in full in connection with the issuance of the Senior Notes described in section (16) below.

(3)
On October 18, 2018, Inmobiliaria Insurgentes 421 obtained a U.S.$49,753,000 unsecured loan. This loan was renegotiated to  U.S.$7,500,000 on October 10, 2022, with this loan, the Group repaid fully the first loan, including interest. This loan is secured by the Insurgentes Complex with OHI421 and OHI421 Premium jointly liable and with the pledge of the Murano PV shares.

In May 2023, the Group restructured this loan with an increase of U.S.$25,000,000 giving a total credit line of U.S.$100,000,000.

On April 4, 2024, the Group amended the loan agreement between Inmobiliaria Insurgentes 421 and Bancomext. The main change included reducing the amount of the principal payments from April 2024 to April 2025, as well as receiving an event of default waiver from Bancomext, in connection with the borrower’s funding obligations in respect of the debt service reserve accounts. The parties executed an amendment and waiver agreement to provide new terms and conditions with respect to the funding obligations of the debt service reserve accounts.

As of December 31, 2024, the Group has not fully funded the debt services reserve accounts, resulting in a covenant breach. The loan has not been accelerated, and the creditor has not notified an intention to do so. The Group has requested a waiver of this breach from the lender. As of December 31, 2024, the entire balance is classified as a current liability.

(4)	Syndicated secured mortgage loan of U.S.$30,000,000 (U.S.15,000,000 granted by Exitus and U.S.$15,000,000 granted by Sofoplus) with the major shareholders of the Group as joint obligors.

Table of Content
(5)
Loan agreement up to U.S.$2,500,000 with the major shareholders as joint obligors. As of December 31, 2023, the total amount drawn was $18,391,571 (U.S. $1,088,677). On January 26, 2024, February 26, 2024, March 26, 2024, April 26, 2024 and May 26, 2024, the Group drew U.S.$70,000, U.S.$316,000, U.S.$311,000, U.S.$325,000 and U.S.$374,000 respectively.

(6)	Loan agreement for U.S.$972,300 signed on June 26, 2023.

(7)	On September 30, 2024, Murano World restructured its debt with Exitus Capital and substitute the remaining balance of the three loans described in the sections (4) (5) and (6) above in the amounts of U.S.$15,000,000, U.S.$2,434,012 and U.S.$715,297, respectively. The amount of the new credit line was U.S.$18,149,309. The new loan requires us to pay interest quarterly at the annual interest rate of 15% starting October 1, 2024, with maturity on December 30, 2025. See note 20 for additional details about defaults subsequent to December 31, 2024

(8)
Sale and lease back agreement signed with Finamo in February 2023 for an amount of $350,000,000 with a 48-month termination period. The agreement includes the pledge of plots of land as security in La Punta Baja Mar that are subject to a registered debenture. The Group signed additional sale and lease back agreements for $60,000,000 in October and November 2023. See Note 13 for additional details about defaults subsequent to December 31, 2024.

(9)
On December 3, 2024, Murano World, as borrower and the major shareholders of the Group as joint obligors signed a loan agreement with Administradora de Soluciones de Capital, S.A. de C.V. SOFOM E.N.R. (Finamo) in the amount of $144,493,360 with maturity of 12 months and pays interest in a two-month period at the annual rate of 22%. See note 20 for additional details about defaults subsequent to December 31, 2024.

(10)
Secured loan agreement signed by Murano World, in March 31, 2023, for purchase and development of the beach club, which also guarantees this loan. This loan accrues interest at an annual rate of 10%. The interest payment due in December 2024 was not made, and as result, this loan is breached. Although the loan has not been accelerated and the creditor thereunder has not threatened to accelerate the loan, pursuant to IAS 1 “Presentation fo financial statements”, this loan is classified as current liability as of December 31, 2024. As of the date of the issuance of these financial statements, the Group is preparing to engage in constructive discussions with ALG to remedy this default.

(11)
Loan with “Best rate” interest for preferred clients. On March 27, 2024, Murano World increased this credit line from U.S.$1,500,000 to U.S.$2,000,000. On October 30, 2024, the Group repaid U.S.$500,000 to this loan agreement.

(12)
Sale and lease back agreement signed with Exitus Capital in December 2019 with a 36-month termination period for each tranche. See note 20 for additional details about defaults subsequent to December 31, 2024.

(13)
On October 17, 2024, Murano PV, as borrower, the major shareholders of the Group as joint obligors, and NAFIN signed a secured loan agreement up to U.S.$70,378,287. This loan is intended to assist Murano PV with its working capital. The maturity of this loan is October 28, 2027. The Group received the tranche A and part of the tranche B on October 28, 2024, in the amount of U.S.$54,942,059 at the signature date of the agreement.  The interest will be capitalized during the term of the loan at the interest rate of SOFR + 3.75% for the first year, SOFR + 4.00% for the second year and SOFR + 4.25% for the third year. Not being in default of any covenants under this loan agreement is a condition for any drawdown of the remaining balance of Tranche B (used for the interest payments).

Table of Content
(14)
On January 5, 2024, the Group signed a loan agreement with Finamo for $350,000,000 at a fixed annual interest rate of 17%; funds were received on the same date. On January 5, 2024, the Company and the major shareholder of the Group as joint obligor, also signed an additional loan agreement with Fínamo for U.S.$26,000,000 at a fixed annual interest rate of 15%. The funds were received on January 18, 2024, and part of this loan was used to pay the $350,000,000 described above. Unit 3 of the land in Grand Island was given as a guarantee under this loan agreement. On October 2, 2024, the Group make a prepayment of U.S. $3,661,930. See note 20 for additional details about defaults subsequent to December 31, 2024.

(15)
On April 9, 2024, Murano PV and the major shareholder of the Group as joint obligor, signed a loan agreement with Finamo for $100,000,000 with maturity in 6 months and a fixed annual interest rate of 22%. On December 3, 2024  the Group negotiated an extension to pay the principal amount of this loan from October 4, 2024, to November 5, 2025. See note 20 for additional details about defaults subsequent to December 31, 2024.

(16)
On September 12, 2024, the an issuance of Senior Secured Notes for U.S.$300,000,000 with maturity on  September 12, 2031, and will pay semi-annual coupons at an interest rate of 11% plus a 2% of PIK interest that will be capitalized over the first three years of the notes. The Senior Secured Notes are guaranteed by a mortgage over the private units 1 and 2 of the GIC Complex as well as the collection rights of the revenues generated by the phase one of the GIC Complex (1,016 rooms).  The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan of Fideicomiso Murano 2000 /CIB 3001 and the VAT credit both described in sections (1) and (2) above, respectively.

As of December 31, 2024, the Group complied with all terms and covenants included in the loan agreements, except for the following:

Inmobiliaria Insurgentes I421

As of December 31, 2024, the reserve account under the Bancomext loan was not funded causing a covenant breach of this loan, the  lender has the ability to call the loan and as a result the loan was classified in current liabilities.

Murano World

Murano World did not comply with the interest payment under the ALG loan with respect to the coupon due in December 2024 causing a covenant breach of this loan, the lender has the ability to call the loan and as a result the loan was classified in current liabilities. See note 20 for additional reference.

As of December 31, 2023, the Group complied with all terms and covenants included in the loan agreements, except for the following:

Inmobiliaria Insurgentes I421

As of December 31, 2023, the additional debt service reserve fund of the Bancomext loan was not fully funded, and the Group requested a waiver from the lender in connection with the funding obligations of the debt service reserve funds. As described above on, April 4, 2024, the Group obtained an event of default waiver provided by Bancomext which waived the breach, so the lender would not call the debt. The Group classified the outstanding balance of this loan as a current liability due to the waiver being obtained after year-end.

Fideicomiso Murano 2000 CIB/3001

The Group anticipated that it might not have the debt service reserve account fully funded as of December 31, 2023, and requested a waiver from the lenders. Such waiver was received on December 29, 2023. Consequently, the breach was waived as of December 31, 2023.

See Notes 2c. for the impacts on the Company´s ability to continue as a going concern due to breaches in covenants at December 31, 2024. See note 19 Commitments and Contingencies for discussion of the possible  impact of potential future covenant breaches. See note 20 for subsequent events regarding covenants breaches after December 31, 2024.

Guarantee deposits

As part of the agreements with Fínamo, see numeral (7) above, the Group provided several guarantee deposits, totalling $14,769,966 as of December 31, 2023.

Table of Content
Reconciliation of movements of liabilities to cash flows arising from financing activities

Long-term debt

Balances as of January 1, 2024	$6,682,672,814
Payments	(6,019,515,831)
Interest paid	(226,949,344)
Interest paid and capitalized (Note 7)	(303,443,168)
Proceeds from loans	8,964,217,491
Accrued interest	742,053,537
Amortization of cost to obtain loans and commissions	66,392,459
Costs to obtain loans and commissions	(265,689,972)
Total changes from financing cash flows	9,639,737,986

Effect on changes in foreign exchange rates	1,534,462,440

Balances as of December 31, 2024	$11,174,200,426

Long-term debt

Balances as of January 1, 2023	$5,563,175,004
Payments	(272,136,923)
Interest paid	(286,015,329)
Interest paid and capitalized (see note 7)	(275,133,471)
Proceeds from loans	2,116,176,076
Accrued interest	601,125,111
Amortization of cost to obtain loans and commissions	8,106,066
Costs to obtain loans and commissions	(37,075,869)
Total changes from financing cash flows	7,418,220,665

Effect on changes in foreign exchange rates	(735,547,851)

Balances as of December 31, 2023	$6,682,672,814
11.	Employee benefits

	As of December 31,
	2024	2023
Net defined benefit liability:
Liability for social security contributions	$8,928,403	$4,544,203
Liability for long-service leave	10,175,001	8,766,021
Total employee benefit liability	19,103,404	13,310,224

Non-current	$10,175,001	$8,766,021

Current	$8,928,403	$4,544,203

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

Table of Content
Movement in net defined benefit  liability

	As of December 31,
	2024	2023	2022

Balance as of January 1,	$8,766,021	$6,654,318	$3,415,458
Included in profit and loss:
Current service cost	1,324,563	1,706,150	428,469
Interest cost	179,510	544,326	255,911
	10,270,094	8,904,794	4,099,838
Included in OCI
Remeasurement in loss (gain)	(16,372)	(124,616)	2,554,480
Payments
Benefits paid	(78,721)	(14,157)	-

Balance as of December 31,	$10,175,001	$8,766,021	$6,654,318

Actuarial assumptions

The following were the principal actuarial assumption at the reporting date (expressed as weighted averages):

	2024	2023

Discount rate	10.70%	9.20%
Salary growth	5.50%	5.50%
Future salary growth	5.00%	5.50%

As of December 31, 2024 and 2023, the weighted -average duration of the defined benefit obligation was 15 years per employee.

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	As of December 31, 2024		As of December 31, 2023
	Increase	Decrease	Increase	Decrease

Discount rate (1% variance)	$(670,015)	$747,123	$(1,121,519)	$1,298,516
	$(670,015)	$747,123	$(1,121,519)	$1,298,516

12.	Warrants liability

In connection with the completion of the business combination on March 20, 2024, each of 16,875,000 HCM’s outstanding warrants were converted into the Group’s warrants at 1:1 ratio. The warrants allow the holder to subscribe for ordinary shares of the Company at an exercise price of U.S.$11.50 per whole warrant. The warrants shall expire on the five year anniversary of the closing date.

Changes in warrant liabilities

The financial liabilities for the warrants are accounted for at fair value through profit or loss, and are measured with reference to its market price.

Movements in the warrant liabilities for the year ended December 31, 2024 are summarized as follows:

	Public warrants
	Number of warrants	Value

Warrants assumed in connection with the business combination held on March 20, 2024	16,875,000	$19,717,425
Change in fair value of warrant liabilities		51,946,426
Warrants exercised	62,877	(73,452)

Exchange rate effect	-	4,237,004
As of December 31 , 2024	16,812,123	$75,827,403

Table of Content
13.	Income tax

	For the Year Ended December 31,
	2024	2023	2022
Current tax (benefit) expense
Current income tax	$3,924,599	$3,025,179	$3,406,827
Deferred income tax	68,751,097	(55,155,403)	227,302,580

	$72,675,696	$(52,130,224)	$230,709,407

The Mexican Tax Law effective as of January 1, 2014 is applicable to the Group, which imposes an income tax rate of 30%.

The UK entities are subject to UK corporation tax with an applicable rate of 25%.

Table of Content
Amounts recognized in profit or loss

Management has determined that the recoverability of cumulative tax losses, which expire in 2026 - 2033, is not feasible based on estimated breakeven of hotel operations. Therefore, the Group has not recognized certain expected income tax losses in the determination of deferred income tax, except for those companies that have taxable profit to offset the income tax losses.

Amounts recognized in OCI
	As of December 31, 2024			As of December 31, 2023			As of December 31, 2022
	Before	Tax (expense)	Net of	Before	Tax (expense)	Net of	Before	Tax (expense)	Net of
	tax	benefit	tax	tax	benefit	tax	tax	benefit	tax

Items that will not be reclassified to profit and loss
Remeasurements of defined benefit liability	$16,372	$(4,762)	$11,610	$124,599	$(37,380)	$87,219	$(2,554,480)	$766,344	$(1,788,136)
Revaluation of property, construction in process and equipment	338,809,588	(100,442,876)	234,366,712	(889,982,346)	266,994,704	(622,987,642)	6,009,039,347	(1,802,711,804)	4,206,327,543

	$334,825,960	$(100,447,638)	$234,378,322	$(889,857,747)	$266,957,324	$(622,900,423)	$6,006,484,867	$(1,801,945,460)	$4,204,539,407

Table of Content
Reconciliation of effective tax rate

	For the Year Ended December 31,
	2024	2023	2022

(Loss) profit before income tax	$(3,495,289,882)	$5,662,697	$475,086,707
Tax using the Company´s domestic tax rate	30%	30%	30%
Income tax at legal tax rate	(1,048,586,965)	1,698,809	142,526,012
Tax effect of:
Annual adjustment inflation	35,881,580	86,082,320	72,595,223
Non-deductible expenses	9,847,790	5,970,038	7,751,565
Mainly change in allowance for NOL’s and other permanent differences	1,075,533,291	(145,881,392)	7,836,607

Total tax expense	$72,675,696	$(52,130,224)	$230,709,407

Movement in deferred tax balances

2024	Net balance as of January 1,	Recognized in profit and loss	Recognized in OCI	Final balance

Prepayments	$(3,999,701)	$(8,869,225)	-	$(12,868,926)
Property, plant and equipment	(39,818,079)	(55,505,525)	-	(95,323,604)
PP&E Surplus	(3,471,731,220)	23,704,366	(100,442,876)	(3,548,469,730)
PP&E (capitalized foreign exchange rate and interest expense)	(231,042,798)	10,438,263	-	(220,604,535)
Investment properties	(300,519,080)	(71,852,552)	-	(372,371,632)
Right of use of assets	(65,111,127)	5,061,415	-	(60,049,712)
Derivatives	(35,077,118)	35,077,118	-	-
Accruals	3,370,885	19,674,628	-	23,045,513
Debt cost to be amortized		(69,902,187)	-	(69,902,187)
Advance customers	46,637,589	(41,440,664)	-	5,196,925
Lease liabilities	62,388,460	(374,162)	-	62,014,298
Equipment rent		84,603,406	-	84,603,406
Employees’ benefits	2,629,807	526,081	(4,762)	3,151,126
Employees’ statutory profit sharing	672,518	107,941	-	780,459

	$(4,031,599,864)	$(68,751,097)	$(100,447,638)	$(4,200,798,599)

2023	Net balance as of January 1,	Recognized in profit and loss	Recognized in OCI	Final balance

Prepayments	$(1,422,966)	$(2,576,735)	-	$(3,999,701)
Property, plant and equipment	236,862	(40,054,941)	-	(39,818,079)
PP&E Surplus	(3,744,476,101)	5,750,177	266,994,704	(3,471,731,220)
PP&E (capitalized foreign exchange rate and interest expense)	(226,499,908)	(4,542,890)	-	(231,042,798)
Investment properties	(326,498,611)	25,979,531	-	(300,519,080)
Right of use of assets	-	(65,111,127)	-	(65,111,127)
Derivatives	(57,837,597)	22,760,479	-	(35,077,118)
Accruals and borrowing cost	147,482	3,223,403	-	3,370,885
Advance customers	-	46,637,589	-	46,637,589
Lease liabilities	-	62,388,460	-	62,388,460
Employees’ benefits	1,996,298	670,889	(37,380)	2,629,807
Employees’ statutory profit sharing	641,950	30,568	-	672,518

	$(4,353,712,591)	$55,155,403	$266,957,324	$(4,031,599,864)

Table of Content
2022	Net balance as of January 1,	Recognized in profit and loss	Recognized in OCI	Final balance

Prepayments	$(628,022)	$(794,944)	$-	$(1,422,966)
Property, plant and equipment	(1,941,698,749)	171,314	(1,802,711,804)	(3,744,239,239)
PP&E (capitalized foreign exchange rate and interest expense)	(152,392,186)	(74,107,722)	-	(226,499,908)
Investment properties	(237,071,633)	(89,426,978)	-	(326,498,611)
Derivatives	2,384,364	(60,221,961)		(57,837,597)
Accruals	3,691,418	(3,543,936)	-	147,482
Employees’ benefits	1,024,636	205,318	766,344	1,996,298
Employees’ statutory profit sharing	225,621	416,329	-	641,950

	$(2,324,464,551)	$(227,302,580)	$(1,801,945,460)	$(4,353,712,591)

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

	As of December 31, 2024		As of December 31, 2023
	Gross amount	Tax effect	Gross amount	Tax effect

Income tax losses	$1,698,038,184	$509,411,455	$707,357,588	$212,207,276
Interest to be deducted	408,193,235	122,457,971	364,390,142	109,317,043
Other assets	41,049,602	12,314,881	-	-

	$2,147,281,021	$644,184,307	$1,071,747,730	$321,524,319

Tax losses carried forward

Tax losses for which no deferred tax assets was recognized expire as follows:

	Gross	Expire
Year	amount	rate

2016	$27,061,783	2026
2018	610,601,259	2028
2020	69,420,149	2030
2021	15,168,652	2031
2022	76,668,031	2032
2023	6,455,595	2033
2024	892,662,715	2034

Total income tax losses	$1,698,038,184

The Company has NOLs in the trusts that only can be used by them up to the reverse of the NOLs in fuure periods. These NOLs can not be used by other entities within the Group.

14.	Financial instruments - Fair value and risk management

Accounting classification

The following table shows the carrying amounts of financial assets and financial liabilities. It does not include fair value information for financial assets and financial liabilities not measured at fair value since the carrying amount is a reasonable approximation of fair value.

Table of Content
	As of December 31, 2024
	Mandatory at FVTPL	Financial assets at amortized cost	Other financial assets (liabilities)	Total

Financial assets not measured at fair value
Cash and cash equivalents and restricted cash (Level 1)		$970,414,857		$970,414,857

Financial liability measured at fair value
Warrants liability (Level 2)	$(75,827,403)			(75,827,403)

Financial liabilities not measured at fair value
Secured bank loans	-	(11,143,359,504)	-	(11,143,359,504)
Unsecured bank loans	-	(30,840,922)	-	(30,840,922)

	As of December 31, 2023
	Mandatory at FVTPL	Financial assets at amortized cost	Other financial assets (liabilities)	Total

Financial assets measured at fair value
Interest rate swaps (Level 2)	$116,923,727	$-	$-	$116,923,727

Financial assets not measured at fair value
Cash and cash equivalents and restricted cash (Level 1)	-	146,369,734	-	146,369,734

Financial liabilities not measured at fair value
Secured bank loans	-	(6,614,983,870)	-	(6,614,983,870)
Unsecured bank loans	-	(67,688,944)	-	(67,688,944)

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

Table of Content
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

Exposure to liquidity risk

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements:

	Contractual cash flows
As of December 31, 2024	Carrying amount	1 Month	2-12 Months	1-5 Years	More than 5 Years	Total

Derivative financial liabilities
Warrants liability	$75,827,403	$-	$-	$75,827,403	$-	$75,827,403

Total derivative financial liabilities	$75,827,403	$-	$-	$75,827,403	$-	$75,827,403

Non-derivative financial liabilities
Secured bank loans	$11,143,359,504	$31,908,396	$3,479,193,050	$1,763,646,102	$6,153,090,000	$11,427,837,548
Unsecured bank loans	30,840,922	146,861	30,694,061		-	30,840,922
Lease liabilities	206,714,326	-	46,051,658	160,662,668	-	206,714,326
Trade payables	629,580,986	125,182,892	504,398,094	-	-	629,580,986

Total non-derivative financial liabilities	$12,010,495,738	$157,238,149	$4,060,336,863	$1,924,308,770	$6,153,090,000	$12,294,973,782

Table of Content
	Contractual cash flows
As of December 31, 2023	Carrying amount	1 Month	2-12 Months	1-5 Years	More than 5 Years	Total

Derivative financial assets
Derivatives (Interest rate swaps)	$116,923,727	$-	$116,923,727	$-	$-	$116,923,727

Total derivative financial assets	$116,923,727	$-	$116,923,727	$-	$-	$116,923,727

Non-derivative financial liabilities
Secured bank loans	$6,614,983,870	$55,152,714	$1,929,131,811	$1,672,675,370	$3,034,253,383	$6,691,213,278
Unsecured bank loans	67,688,944	854,763	64,832,664	2,001,517	-	67,688,944
Lease liabilities	207,961,533	-	30,006,807	177,954,726	-	207,961,533
Trade payables	399,163,422	87,022,467	312,140,955	-	-	399,163,422

Total non-derivative financial liabilities	$7,289,797,769	$143,029,944	$2,336,112,237	$1,852,631,613	$3,034,253,383	$7,366,027,177

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

Exposure to currency risk

The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group is as shown in the next page.

Table of Content
	Dollars
	As of December 31,
	2024	2023
Assets:
Cash and cash equivalents and restricted cash	$34,084,570	$7,232,698
Trade receivables	2,455,301	419,351
Related parties	-	6,835,274
Other receivables	26,932	1,512,021
Prepayments	18,507	168,229

Liabilities:
Current installments of long-term debt	(152,279,649)	(16,665,975)
Long-term debt	(381,206,888)	(354,024,085)
Trade accounts payable	(9,216,743)	(6,118,017)
Related parties	(8,967,127)	(709,429)
Other liabilities	(4,571,105)	(4,473,499)

Net position	$(519,656,202)	$(365,823,432)

The exchange rates of MXN/USD as of the date of the Consolidated and Combined Financial Statements and their issuance date are as follows:

	As of December 31,		As of May 15,
	2024	2023	2025

One U. S. dollar	$20.5103	$16.8935	$19.4373

Sensitivity analysis

The strengthening or weakening of the U.S. dollar, with respect to the Mexican peso as of December 31, 2024 and 2023, would have affected the gains or losses capitalized in construction in progress for the amounts shown below. This analysis is based on changes in the exchange rate that the Group considered reasonably possible at the end of the reporting period. This analysis assumes that the rest of the variables remain constant.

The analysis is performed on the same basis for 2024 and 2023, although the reasonably possible variations in the exchange rate were different, as indicated below:

	Capitalized in construction in process		Profit and loss
	Strengthening	Weakening	Strengthening	Weakening

December 31, 2024 USD (5% movement)	$(547,098,446)	$547,098,446	$14,183,216	$(14,183,216)

December 31, 2023 USD (5% movement)	$(313,112,626)	$313,112,626	$4,110,719	$(4,119,719)

Interest rate risks

The Group adopts a policy of ensuring that 70% of its interest rate risk exposure with Banco Sabadell, S. A. Institución de Banca Multiple and Caixabank, S. A. Institución de Banca Multiple is at fixed rate. This is achieved partly by entering into interest rate swaps. The Group applies a hedge ratio of 1:1.

Table of Content
Exposure to interest rate risk

The interest rate profile of the Group’s interest-bearing financial instruments as reported to the management of the Group is as follows:

	As of December 31, 2024
	FV hierarchy	Nominal amount USD	Carrying amount	Effects recognized in P&L
Financial assets measured at fair value
Interest rate swap - Sabadell	Level 2	-	$(19,726,835)	$(19,726,835)
Interest rate swap - Caixabank	Level 2	-	(23,621,645)	(23,621,645)
Total			$(43,348,480)	$(43,348,480)

	As of December 31, 2024
FV hierarchy		Carrying amount	Effects recognized in P&L
Financial liabilities measured at fair value
Warrants liability	Level 2	$(51,946,426)	$(51,946,426)
Total		$(51,946,426)	$(51,946,426)

	As of December 31, 2023
	FV hierarchy	Nominal amount USD	Carrying amount	Effects recognized in P&L
Financial assets measured at fair value
Interest rate swap - Sabadell	Level 2	73,376,432	$68,146,850	$(45,855,988)
Interest rate swap - Caixabank	Level 2	57,438,000	48,776,877	(30,012,275)
Total			$116,923,727	$(75,868,263)

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

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings affected. With all other variables held constant, the Group’s combined income before income taxes is affected through the impact of floating rate borrowings (debt) as follows:

		Effect on
	Increase/decrease in %	combined income before income taxes
As of December 31, 2024
US dollar	1%	$331,257
US dollar	(1)%	(331,257)

As of December 31, 2023
US dollar	1%	$601,345
US dollar	(1)%	(601,345)

Master netting or similar agreements

The Group enters into derivative transactions under ISDA master agreements. The ISDA agreement do not meet the criteria for offsetting in the combined statement of financial position. This is because the Group does not have any currently legally enforceable right to offset recognized amounts.
58

Table of Content

15.	Revenue

	For the Year Ended December 31,
	2024	2023	2022

Revenue from contracts with customers	$729,953,807	$284,890,018	$4,392,585
Revenue for administrative services with related parties	-	1,761,896	2,038,437

Total revenue	$729,953,807	$286,651,914	$6,431,022

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

	For the year ended
	December 31,
	2024	2023	2022

Major products/service lines
Room rentals	$316,126,908	$169,417,278	$1,103,206
Food and beverage	121,899,683	104,813,372	2,520,105
All-inclusive	234,494,740	-	-
Spa services	12,925,180	3,127,449	18,600
Guess dry, cleaning & laundry	3,526,613	4,818,864	-
Private events	-	-	21,120
Other services	40,980,683	2,713,055	729,554
Total revenue from contracts with customers	729,953,807	284,890,018	4,392,585

Administrative services to related parties	-	1,761,896	2,038,437

Total revenue	729,953,807	286,651,914	6,431,022

Timing of revenue recognition
Services and products transferred at a point in time	413,826,899	117,234,636	5,327,816
Services transferred over time	316,126,908	169,417,278	1,103,206
Total revenue from contracts with customers	$729,953,807	$286,651,914	$6,431,022

16.	Other income and other expenses

	For the Year Ended December 31,
	2024	2023	2022

Other income
Gain on sale of property, plant and equipment	$-	$100	$203,909
Expense reimbursement	-	-	12,610,139
Land repurchase bonus	-	-	7,848,211
Rent	-	-	4,326,241
VAT revaluation	6,335,345	4,283,151	8,511,228
Insurance recovery	-	1,549,313	-
Key Money Amortization	3,588,919	1,705,089	-
Gain in sale of equipment	157,032,407	-	-
Others	23,278,616	18,022,899	15,175

Total other income	$190,235,287	$25,560,552	$33,514,903
17.	Stockholders’ Equity

As of Decemeber 31, 2024

Equity

As described in Note 2b., on March 8, 2024, the Group underwent a restructuring to establish Murano Global as the parent company of the Group. On March 20, 2024 the Group announced the completion of its business combination with HCM Acquisition Corp., marking the entity’s official transition into a publicly traded entity Consequently, on March 21, 2024, Murano’s ordinary shares and warrants began trading on Nasdaq under the symbols “MRNO” and “MRNOW”, respectively .

As of December 31, 2024, Murano Global Investments has 79,305,736 ordinary shares as follows:

	Number of shares	% of all ordinary shares

Beneficiary owner 5% or above
Elias Sacal Cababie	69,152,609	87.20%
Shawn Matthews	8,812,500	11.11%

Beneficiary owner below 5%
Others	1,340,627	1.69%

Total shares December 31, 2024	79,305,736	100.00%

As part of the business combination Elias Sacal Cababie contributed $25,793,890 (U.S.$1,500,000) in order to issue 6,910,000 ordinary shares from Murano Global Investments, plc.

In January 2024, Murano PV, S.A. de C.V. issued a promissory note in favor of Elías Sacal Cababie for the total amount of Ps.$73,000,000 as a result of the purchase of 103,267,741 shares of Murano World, S. A. de C. V. previously owned by Elías Sacal.

In January 2024, Murano PV, S.A. de C.V. issued a promissory note in favor of Elías Sacal Cababie for the total amount of Ps.$18,000,000  as a result of a transfer of the trustee rights of 16,915,151 shares of Inmobiliaria Insurgentes 421, S.A. de C.V. previously owned by Elías Sacal.

In January 2024, Murano PV, S.A. de C.V. issued a promissory note in favor of ES Agrupación for the total amount of Ps.$266,500,000 as a result of the purchase of 329,753,574 shares of Murano World, S. A. de C. V. previously owned by ES Agrupación.

In January 2024, Murano PV, S.A. de C.V. issued a promissory note in favor of ES Agrupación for the total amount of Ps.$542,500,000 as a result of the transfer of the trustee rights of 434,361,612 shares from Inmobiliaria Insurgentes 421, S.A. de C.V. previously owned by ES Agrupación.

All the promissory notes in the amount $900,000,000 described above were issued as part of the Murano Group Reorganization and used by Elias Sacal Cababie to capitalize Murano Global Investments PLC. On March 8, 2024 Murano Global Investments PLC utilized the promissory notes to complete the Murano Group Reorganization by capitalizing Murano P.V and the notes were cancelled as a final step in the reorganization.

Treasury shares

On April 3, 2024, Murano Group announced that its board of directors had authorized a new share repurchase program under which the Company may repurchase up to US$2 million of its ordinary shares until the end of the last business day of the third quarter in 2024, U.S. Eastern Time. The Company adopted and implemented this share repurchase program in accordance with applicable rules and the Company’s insider trading policies.

Table of Content
The Company’s proposed repurchases were made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions was subject to the Securities and Exchange Commission Rule 10b-18 and Rule 10b-5 requirements.

The shares acquired through the share repurchase program are held in treasury by the Company and the effects are recognized in additional paid in capital.

Net Assets for the period from January 1 to March 20, 2024 and the years ended December 31, 2023 and 2022

a.	Issued equity:

During 2023, there were no contributions in cash by the Group’s shareholders to the net assets of the Group’s Companies.

During 2022, the Group’s shareholders contributed in cash to the net assets of the Group’s Companies as follows:

•	On January 31, 2022, Murano P.V. contributed $128,378.

Table of Content
•	On September 15, 2022, Murano P.V. contributed $150,000.
•	On November 25, 2022, Murano P.V. contributed $100,000.
•	On February 10, 2022, Operadora Hotelera I421 Premium, was incorporated and contributed $50,000.

b.	Capital Reimbursement

On March 8, 2024, Murano PV made a capital reimbusement of $16,363,928 as partof the Murano Group Reorganization.

During 2023, there were no reimbursements in cash by the Group’s shareholders of the Group’s Companies.

During 2022, the Group’s shareholders made capital reimbursements as follows:

•	On February 9, 2022, Murano World made capital reimbursements of $1,658,600.
•	On February 22, 2022, Murano World made capital reimbursements of $12,183,780.
•	On February 28, 2022, Murano World made capital reimbursements of $4,800,000.
•	On March 17, 2022, Murano World made capital reimbursements of $4,174,860.
•	On March 23, 2022, Murano World made capital reimbursements of $13,748,700.
•	On April 20, 2022, Murano World made capital reimbursements of $1,993,770.
•	On April 28, 2022, Murano World made capital reimbursements of $5,089,000.
•	On May 12, 2022, Murano World made capital reimbursements of $10,186,000.
•	On May 20, 2022, Murano World made capital reimbursements of $2,994,945.
•	On May 31, 2022, Murano World made capital reimbursements of $4,239,475.
•	On June 7, 2022, Murano World made capital reimbursements of $3,623,356.
•	On June 17, 2022, Murano World made capital reimbursements of $4,133,500.
•	On June 27, 2022, Murano World made capital reimbursements of $5,009,125.
•	On July 1, 2022, Murano World made capital reimbursements of $30,216,450.
•	On July 14, 2022, Murano World made capital reimbursements of $4,157,640.
•	On July 21, 2022, Murano World made capital reimbursements of $5,110,175.
•	On July 21, 2022, Murano World made capital reimbursements of $3,064,950.
•	On August 19, 2022, Murano World made capital reimbursements of $3,255,805.
•	On August 26, 2022, Murano World made capital reimbursements of $4,979,950.
•	On September 9, 2022, Murano World made capital reimbursements of $1,001,485.
•	On September 14, 2022, Murano World made capital reimbursements of $1,089,785.
•	On September 23, 2022, Murano World made capital reimbursements of $5,200,675.
•	On September 28, 2022, Murano World made capital reimbursements of $250,000.
•	On October 21, 2022, Murano World made capital reimbursements of $14,089,040.
•	On November 22, 2022, Murano World made capital reimbursements of $24,291,625.
•	On November 25, 2022, Murano World made capital reimbursements of $100,000.
•	On December 9, 2022, Murano World made capital reimbursements of $9,848,850.
•	On December 15, 2022, Murano World made capital reimbursements of $10,822,900.
•	On December 19, 2022, Murano World made capital reimbursements of $21,959,260.
•	On December 31, 2022, Murano World made capital reimbursements of $85,500,000.

18.	Earnings per share

The amount of basic earnings per share (EPS) is calculated by dividing the net income for the year attributable to shareholders of the Group’s ordinary shares by the weighted average of the ordinary shares outstanding during the year.

Table of Content
The following table shows the (loss) profit attributable to ordinary equity holders of the Company.

a)	Basic EPS

	For the Year Ended December 31,
	2024	2023	2022

(Loss) profit attributable to ordinary equity holders of the parent entity	$(3,338,830,904)	$(565,107,502)	$4,448,916,705
Weighted average number of ordinary shares outstanding during the period	77,062,978	69,099,785 (1)	69,099,785	(1)
Basic EPS	$(43.33)	$(8.18)	$64.38

b)	Diluted EPS

	For the Year Ended December 31,
	2024	2023	2022

(Loss) profit per basic EPS adjusted	$(3,338,830,904)	$(565,107,502)	$4,448,916,705
Number of shares per basic EPS adjusted for dilutive potential ordinary shared	77,062,978	69,099,785 (1)	69,099,785	(1)
Diluted EPS	$(43.33)	$(8.18)	$64.38

(1)
For the years ended December 31, 2023 and 2022, Management applied a restrospective approach to determine the weighted average number of ordinary shares outstanding. On March 20, 2024, the Company issued 79,242,873 of which 87.2% represents the shares attributable to the original shareholders of the Group prior to the business combination.

19.	Commitments and contingencies

a.	In accordance with Mexican tax law, the tax authorities are empowered to examine transactions carried out during the five years prior to the most recent income tax return filed.

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

Table of Content
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

f.
In March 2024, in connection with the A&R BCA aforementioned, the shareholders transferred 1,250,000 shares to certain vendors of Murano World as advance consideration for future construction and marketing services. Since these services have not yet been received, no increase in assets nor equity has been recognized as of the date of these condensed consolidated and combined interim financial statements.

g.
The Group has analyzed the risk of a future covenant breach under the terms of the NAFIN loan agreement (Note 10), due to non-compliance with the covenant that requires the Dreams Hotel to be open and operating as at June 1, 2025.  The Group has and is actively in discussions with the lender to obtain a waiver for this covenant.

h.
The Group has analyzed the risk of future covenant breaches in the following twelve months under the terms of the Senior Secured Notes and lease agreements.  As referred to in the Going Concern Note 2c, in order to to address and mitigate the risks of such future possible covenant breaches including payment of debt service and cash reserve requirements, amongst others.  The Murano Group has hired specialist professional advisors who are experienced in debt restructuring, to advise the Murano Group on a plan to execute a possible  restructuring of the Senior Secured Notes.  Whilst the terms of such a restructuring of the Senior Secured Notes have not yet been agreed with the noteholders, Management believes that, based on the advice and experience of the professional advisors, such a restructuring plan like to be successful.

i.
In addition to defaults existing as of December 31, 2024, the payment defaults described in note 20f., could also trigger cross defaults under other debt and lease instruments in respect of which the Group is an obligor.

20.	Subsequent events

a.
On January 30, 2025, Murano World signed a loan agreement with Sofoplus up to US. $6,000,000 with draws of US $870,772 and $5,129,228 on January 31, 2025 and February 13, 2025.  This loan has to pay monthly interest at the annual interest rate of 16%, with maturity on February 1, 2028. The use of this loan is to re-paid the principal and interest  amounts from open balances with Sofoflups.

b.	On March 7, 2025, Murano World extended the maturity of the Santander loan in the amount of US. $1,500,000 from March 7, 2025 to March 7, 2027.

c.	On April 4, 2025 Murano World repaid in full the outstanding balance of the sale and lease back agreement with Exitus at that date in the amount of $3,286,980.

d.
On April 22, 2025, Operadora Hotelera GI, S. A. de C. V. on behalf of the Company and the Issuer Trust, gave notice of the occurrence of a Rapid Amortization Event due to the failure by the Issuer Trust to maintain a debt service coverage ratio of at least 1.0:1.0 as of the calculation date falling on March 31, 2025. Such Rapid Amortization Event did not result in the debt being callable under the terms of the Senior Secured Notes.

e.
The Group is exploring strategic alternatives to complete phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the current operations and administration services agreement).

f.
As of the date of the issuance of these financial statements the Group did not make interest or lease payments, as applicable, under the instruments described in note 10 (7), (8), (9), (12) (14) and (15) from January to May 2025 and is seeking a waiver to deliver audited financial information required for the loan described in note 10 (8) in the short term. Management is reviewing potential defaults and expects to proactively engage in constructive discussions with applicable creditors, none of which has taken or threatened any action as of the date of issuance of these financial statements. See Note 2c.

