Form 20-F
period 2025-12-31
Murano Global Investments Plc
filed 2026-05-15
CIK 1988776

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Oscar Jazmani Mendoza Escobar (+52 55 9267 8360) oscarmendoza@murano.com.mx
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

Ordinary Shares, no par value	79,718,832

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

“2031 Notes” means the 11% Senior Secured Notes due 2031 issued pursuant to the Indenture.

“2031 Notes Restructuring” means the proposed consensual liability management or restructuring transaction relating to the 2031 Notes, to be implemented on the terms set forth in the Term Sheet and reflected in definitive documentation, if completed.

“Accor” means Accor Corporation.

“ADR” means average daily rate and is the average revenue earned (excluding food, beverage, and other non-related room services) for an occupied room on a given day. ADR measures average room price attained by a hotel and ADR trends provide useful information concerning the pricing environment and the nature of the customer base of a hotel or a group of hotels.

“Ad-Hoc Group” means the ad hoc group of holders of the 2031 Notes representing more than 81% of the aggregate principal amount of the 2031 Notes outstanding, with whom the Company and certain subsidiaries entered into the Lock-Up Agreement in connection with a proposed consensual restructuring transaction relating to the 2031 Notes on the terms set forth in the Term Sheet attached as Schedule 2 to the Lock-Up Agreement.

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

“Arrendadora Finamo” Arrendadora Finamo, S.A. de C.V.

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

“Bancomext” means Banco Nacional de Comercio Exterior, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo.

“Beach Club” means the Grand Island Beach Club located in the GIC Complex in Cancun.

“Beach Club Loan” means the loan facility provided by ALG pursuant to the terms and conditions of the secured loan agreement dated March 31, 2023 (as amended and restated from time to time, including by means of that certain amendment agreement dated November 6, 2023), entered into between Murano World, as borrower, and ALG, as lender, for an aggregate principal amount of U.S.$20 million, which is expected to be restructured in connection with the contemplated 2031 Notes Restructuring, on the terms to be described in the corresponding definitive documents.

“Business Combination” means the business combination effected through the Business Combination Agreement.

“CaixaBank” means CaixaBank, S.A.

“CIB/3224 Trust” means the management trust agreement No. CIB/3224 (Contrato de Fideicomiso de Administración No. CIB/3224), dated August 10, 2023, entered into by CIBanco (currently with Multiva acting as successor trustee), solely in its capacity as trustee (fiduciario), Murano World, as settlor and beneficiary, and the Issuer Trust, as first beneficiary solely with respect to GIC Private Unit 2, as amended and restated on September 12, 2024, and as further amended, supplemented and/or restated from time to time.

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

“Dreams Hotel” means the hotel currently referred to as Dreams Grand Island that is intended to form part of the GIC I Hotel within the GIC Complex in Cancun, Quintana Roo, and to be operated by the applicable Hotel Operator pursuant to the then-effective hotel management arrangements (which may be amended, replaced or terminated from time to time, including in connection with the 2031 Notes Restructuring).

“Edificaciones BVG” means Edificaciones BVG, S.A. de C.V.

“Ennismore” means Ennismore México, S. de R.L. de C.V. (and, as applicable, Ennismore Holdings US Inc. and/or any related affiliate), a lifestyle hospitality company and a member of the Accor global hotel group.

“ESAGRUP” means E.S. Agrupación, S.A. de C.V., a Mexican corporation.

“Exitus” means Exitus Capital, S.A.P.I. de C.V., SOFOM, E.N.R.

“Exitus Loan” means the credit agreement dated June 30, 2025, entered into by and among Murano World, as borrower, Exitus, as lender, and ESAGRUP, Elías Sacal Cababie and Marcos Sacal Cohen, as joint obligors, in an aggregate amount of U.S.$20.4 million at a fixed interest rate of 15%, and maturing on June 30, 2029 (as amended, supplemented and/or restated from time to time).

“Exitus Original Loans” means, collectively, the credit agreements between Murano World, as borrower, and Exitus, as lender, (a) dated May 31, 2022, in an aggregate principal amount of U.S.$15 million at an annual fixed interest rate of 15%, and maturing on May 31, 2025, (b) dated June 26, 2023, in an aggregate principal amount of U.S.$972,300 at an annual fixed interest rate of 15%, and maturing on December 26, 2025, (c) dated December 5, 2023, in an aggregate principal amount of U.S.$2,500,000 at an annual fixed interest rate of 15%, and maturing on December 5, 2025, and (d) dated September 30, 2024, in an aggregate principal amount of U.S.$18.1 million at a fixed interest rate of 15%, and maturing on December 30, 2025, each as amended, supplemented and/or restated from time to time. The Exitus Original Loans were repaid in full with the proceeds from the Exitus Loan.

“Exitus Trust” means the irrevocable management, guarantee and source of payment trust agreement No. 250 C (Contrato de Fideicomiso Irrevocable de Garantía, Administración y Fuente de Pago No. 250 C), dated May 31, 2022, entered into by and among Exitus, acting solely as trustee (fiduciario), BVG World (currently Murano World), as borrower, CIBanco (currently with Multiva acting as successor trustee), in its capacity trustee of the F/0455 Trust, as settlor and second place beneficiary, Elías Sacal Cababie, Marcos Sacal Cohen and ESAGRUP, as second place beneficiaries, and Exitus and Sofoplus as first place beneficiaries, as amended, supplemented and/or restated from time to time.

“Finamo” means Administradora de Soluciones, S.A. de C.V., SOFOM, E.N.R.
“GIC Complex” means, collectively, the GIC I Hotel, the GIC Condominiums, GIC Spa, and their respective service areas, back-of-house, pools, gyms, bars and other related areas and services, in each case as such components may be modified from time to time, including in connection with the contemplated 2031 Notes Restructuring and the implementation of the Restructuring Project.

“GIC Condominiums” means the contemplated project of residential condominiums within the GIC Complex. The development project entails the construction and commercialization, under commercially sound brands, of approximately 1,254 residential units divided into four condominium towers.

“GIC I Hotel” means the Grand Island Cancun I hotel located in Cancun, Quintana Roo, originally consisting of the Vivid Hotel, which is operational, and the Dreams Hotel, which was under completion, as such property, components and related operations may be reconfigured, converted or otherwise modified from time to time, including in connection with the contemplated 2031 Notes Restructuring and the Restructuring Project.

“GIC I Hotel Management Agreement” means the Hotel Operation and Administration Services Agreement, dated September 10, 2019, entered into by and between Hyatt Inclusive Collection, as hotel manager, and Operadora GIC I, as client, pursuant to which, among other matters, the hotel manager agreed to manage the GIC I Hotel pursuant to the terms and conditions set forth therein, as amended on September 11, 2019, March 28, 2021, and July 11, 2023, and as further amended, supplemented and/or restated from time to time, or any replacement hotel management agreement entered into in respect of the relevant property from time to time, including in connection with the contemplated 2031 Notes Restructuring.

“GIC I Hotel Management Agreement (Mondrian)” means the hotel management agreement, dated April 6, 2026, entered into by and between Operadora GIC I, as client, and Ennismore, as hotel manager, and the GIC I Trust, as guarantor, pursuant to which, upon satisfaction of the applicable conditions precedent, Ennismore is expected to operate the GIC I Hotel under the “Mondrian” brand for an initial mandatory term of 20 fiscal years commencing on the opening date.

“GIC I Lease Agreement” means the lease agreement entered into on September 5, 2019, by the GIC I Trust with Operadora GIC I pursuant to which the GIC I Trust leases the GIC I Hotel’s properties to Operadora GIC I, both restricted subsidiaries under the Indenture, for a period of 20 years.

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

“GIC I Trust” means the management trust agreement No. CIB/3001 (Contrato de Fideicomiso de Administración No. CIB/3001), dated May 28, 2018, known as “Fideicomiso Murano 2000”, entered into by CIBanco (currently with Multiva acting as successor trustee), solely in its capacity as trustee (fiduciario), the Murano 1000 Trust, as settlor and beneficiary, Murano World, as settlor and beneficiary, the Issuer Trust, as first beneficiary solely with respect to GIC Private Unit 1, and Murano AT GV, S.A. de C.V., as manager, as amended and restated on September 12, 2024, and as further amended, supplemented and/or restated from time to time.

“GIC II Hotel” means the Grand Island Cancun II hotel located in Cancun, Quintana Roo, that was going to be developed. Latest market developments shifted the company´s focus towards residential development and commercialization, deciding to halt its development to prioritize GIC Condominiums to be developed in the GIC Complex.

“GIC II Hotel Management Agreement” means (i) the Hotel Operation and Administration Services Agreement, dated as of August 23, 2021, between Hyatt Inclusive Collection, as hotel manager, and Operadora GIC II, as client, as amended, supplemented and/or restated from time to time; or (ii) any other hotel management agreement in regard to the GIC II Hotel operation entered into by CIBanco (currently with Multiva acting as successor trustee), as trustee (fiduciario) of the GIC II Trust, and any other reputable hotel operator that may replace Hyatt Inclusive Collection, from time to time, including in connection with the contemplated 2031 Notes Restructuring.

“GIC II Trust” means the management, guarantee and source of payment trust agreement No. CIB/3288 (Contrato de Fideicomiso de Administración, Garantía y Fuente de Pago No. CIB/3288), dated June 3, 2019, known as “Fideicomiso Murano 4000”, entered into by CIBanco (currently with Multiva acting as successor trustee), solely in its capacity as trustee (fiduciario), the Murano 1000 Trust, as settlor A and second beneficiary, Murano World, as settlor B and second beneficiary, and Finamo, as first beneficiary, as amended and restated on December 27, 2023, and as further amended, supplemented and/or restated from time to time.

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

“GIC Spa” means the spa to be developed in the GIC Private Unit 1.

“HCM” means HCM Acquisition Corp.

“HCM Holdings” means HCM Investor Holdings, LLC

“HCM Initial Shareholders” means shareholders in HCM prior to the completion of the Business Combination.

“HCM Warrant Agreement” means a warrant agreement, dated January 20, 2022, by and between HCM and Continental Stock Transfer & Trust Company, as warrant agent.

“Hotel Operators” means (i) Hyatt, with respect to the Andaz Hotel, (ii) Accor, with respect to the Mondrian Hotel, and (iii) Hyatt Inclusive Collection, with respect to the GIC I Hotel and the GIC II Hotel; provided that, with respect to the GIC I Hotel, we have entered into the GIC I Hotel Management Agreement (Mondrian) in connection with the contemplated 2031 Notes Restructuring, pursuant to which Hyatt is expected to be replaced as hotel operator by Ennismore upon satisfaction of the conditions precedent thereunder (including the effectiveness of the 2031 Notes Restructuring and the termination of the existing GIC I Hotel Management Agreement with Hyatt); or, in each case, any other reputable firm in the hotel operation industry that enters into a hotel management agreement in connection with any of the Properties, from time to time.

“Hotels” means, collectively, the hotels developed and operated in the Insurgentes 421 Hotel Complex and the GIC Complex.

“Hyatt” means Hyatt Hotels Corporation, Hyatt of Mexico, S.A. de C.V. and any subsidiary and/or affiliate thereof (including Hyatt Inclusive Collection). References to Hyatt as a Hotel Operator in this Report are subject to the applicable hotel management arrangements and the contemplated operator transition for the GIC I Hotel in connection with the 2031 Notes Restructuring.

“Hyatt Inclusive Collection” means AMR Operaciones MX, S. de R.L. de C.V.

“Ideurban” means Ideurban Tecnologías, S.A. de C.V.

“Indenture” means the indenture dated as of September 12, 2024, among CIBanco (currently with Multiva acting as successor trustee), as trustee of the Issuer Trust, as issuer, Operadora GIC I, CIBanco (currently with Multiva acting as successor trustee), as trustee of the CIB/3224 Trust, CIBanco (currently with Multiva acting as successor trustee), as trustee of the GIC I Trust, and Murano PV, as guarantors, The Bank of New York Mellon, as indenture trustee, offshore collateral agent, paying agent, transfer agent and registrar, (currently with UMB Bank, N.A. acting as successor indenture trustee) and Banco Actinver, S.A., Institución de Banca Múltiple, Grupo Financiero Actinver, as onshore collateral agent, as amended, supplemented and/or restated from time to time.

“Inmobiliaria Insurgentes 421” means Inmobiliaria Insurgentes 421, S.A. de C.V.

“Insurgentes 421 Hotel Complex” means the 396 room and ancillary facilities consisting of the Andaz Hotel and the Mondrian Hotel in the property identified as “Conjunto Aristos” located at Avenida Insurgentes Sur No. 421, Colonia Hipódromo Condesa, Alcaldía Cuauhtémoc, 06100, Mexico City, and their respective service areas, back-of-house, pool, gyms, bars and other related areas and services.

“Insurgentes Lease Agreements” means, collectively, the OHI421 Lease Agreement and the OHI421 Premium Lease Agreement.

“Insurgentes Loan” means the loan agreement dated September 29, 2022 (as amended, supplemented and/or restated from time to time, including pursuant to that certain Fourth Amendment Agreement dated July 4, 2025) entered into by Inmobiliaria Insurgentes 421, as borrower, OHI421 and OHI421 Premium, as joint obligors, and Bancomext, as lender, in an aggregate principal amount of U.S.$100 million at an interest rate of term SOFR +3.50%, and maturing on October 7, 2037.

“Insurgentes Security Trust” means the irrevocable management, guarantee and source of payment trust agreement No. 10707 (formerly identified as No. CIB/3109) (Contrato de Fideicomiso Irrevocable de Administración, Garantía y Fuente de Pago No. 10707 – anteriormente identificado como No. CIB/3109), dated October 3, 2018, entered into by CIBanco (with Bancomext acting as substitute trustee pursuant to the trustee substitution agreement dated July 16, 2025), solely in its capacity as trustee (fiduciario), Bancomext, as first beneficiary and Murano Management, Murano PV, OHI421, OHI421 Premium, and Inmobiliaria Insurgentes 421, as settlors and second beneficiaries, as amended and restated on December 18, 2025, and as further amended, supplemented and/or restated from time to time.

“Issuer Trust” means the irrevocable issuing, administration and payment trust agreement No. CIB/4323 (Contrato de Fideicomiso Irrevocable de Emisión, Administración y Fuente de Pago No. CIB/4323), dated as of September 12, 2024, entered into by and among Murano PV, Operadora GIC I and the GIC I Trust, as settlors and second beneficiaries, CIBanco (currently with Multiva acting as successor trustee), acting solely as trustee (fiduciario), and Banco Actinver, S.A., Institución de Banca Múltiple, Grupo Financiero Actinver, as onshore collateral agent, as first beneficiary, as amended, supplemented and/or restated from time to time.

“Leases” means the Insurgentes Lease Agreements and the GIC I Lease Agreement.

“Lessee” means any of OHI421, OHI421 Premium and Operadora GIC I, in its capacity as lessee under the Lease to which such entity is a party to.

“Lessors” means any of Inmobiliaria Insurgentes 421 and the GIC I Trust in its capacity as lessor under the Lease to which such entity is a party to.

“Lock-Up Agreement” means the lock-up agreement dated March 10, 2026, by and among Operadora GIC I, Murano PV, Murano Global Investments PLC, Elías Sacal Cababie and the Ad Hoc Group, relating to the proposed restructuring transaction for the 2031 Notes.

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

“Multiva” means Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva.

“Murano 1000 Trust” means the management trust agreement No. CIB/3000 (Contrato de Fideicomiso de Administración No. CIB/3000), known as “Fideicomiso Murano 1000”, entered into by CIBanco (currently with Multiva acting as successor trustee), solely in its capacity as trustee (fiduciario), and Murano PV, as settlor and first beneficiary, as amended, supplemented and/or restated from time to time.

“Murano Management” means Murano Management, S.A. de C.V.

“Murano Ordinary Shares” means ordinary shares of Murano PubCo.

“Murano PV” means Murano PV, S.A. de C.V.

“Murano Warrants” means the warrants, each exercisable for one Murano Ordinary Share, at an exercise price of U.S.$11.50 per Murano Ordinary Share.

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

“New CayCo” means Murano Global Cayman.

“New Notes” means the amended or exchanged notes contemplated by the Term Sheet to replace, or be issued in exchange for, the 2031 Notes in connection with the 2031 Notes Restructuring.

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

“Relevant 2031 Notes Defaults” means the payment default under the Indenture resulting from the failure to pay interest due on the Notes on September 12, 2025, and March 12, 2026.

“Residential Condos” means the approximately 328 residential apartments contemplated to be developed and sold as part of the Restructuring Project, as described in the Term Sheet.

“Resort Property in Baja Development Project” means a proposed resort under evaluation in Ensenada expected to comprise two five-star upper-upscale resorts, one with 371 keys and a second one with 400 key on completion.

“Restructuring Project” means the contemplated conversion of the GIC I Hotel into (i) a hotel with 566 guest rooms and (ii) the Residential Condos, in each case, as described in the Term Sheet.

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

“Sabadell” means Banco Sabadell, S.A., Institución de Banca Múltiple.

“Sabcapital” means Sabcapital, S.A. de C.V., SOFOM, E.R.

“Santander Revolving Credit Facility” means the revolving credit facility dated March 3, 2023, between Murano World, as borrower, Santander International, as lender, and Harry Sacal Cababie as pledgor, for an uncommitted line of credit agreement in an aggregate principal amount of U.S.$1,500,000, which was repaid in full on March 27, 2026.

“SEPA” means the Standby Equity Purchase Agreement dated June 11, 2025, between Murano PubCo and YA, pursuant to which, we have the right, but not the obligation, to sell to YA, from time to time and at our discretion, up to $500.0 million of our ordinary shares, during the 36-month period following the execution of the SEPA, subject to the terms, conditions and limitations set forth therein.

“Sofoplus” means Sofoplus, S.A.P.I. de C.V., SOFOM, E.N.R.

“Sofoplus Loan I” means the term loan between Murano World, as borrower, Elías Sacal Cababie and Marcos Sacal Cohen, as joint and several obligors, and Sofoplus, as lender, in an aggregate principal amount of U.S.$3.6 million at an annual fixed interest rate of 16%, and maturing on October 1, 2026, as amended by that certain First Amendment Agreement, dated September 29, 2025, and as further amended, supplemented and/or restated from time to time.

“Sofoplus Loan II” means the term loan between Murano World, as borrower, Elías Sacal Cababie and Marcos Sacal Cohen, as joint and several obligors, and Sofoplus, as lender, in an aggregate principal amount of U.S.$6 million at an annual fixed interest rate of 16%, and maturing on February 1, 2028, as amended, supplemented and/or restated from time to time.

“Sofoplus Original Loan” means the secured term loan between Murano World, as borrower, ESAGRUP, Elías Sacal Cababie and Marcos Sacal Cohen, as joint and several obligors, and Sofoplus, as lender, in an aggregate principal amount of U.S.$15 million at an annual fixed interest rate of 15%, and maturing on June 24, 2025, as amended by that certain First Amendment Agreement, dated September 29, 2025, and as further amended, supplemented and/or restated from time to time. The Sofoplus Original Loan was repaid in full with the proceeds of the Sofoplus Loan I and the Sofoplus Loan II.

“Term Sheet” means the term sheet setting forth the key terms of the proposed restructuring transaction relating to the 2031 Notes, attached as Schedule 2 to the Lock-Up Agreement and disclosed by the Company on March 10, 2026.

“Vivid Hotel” means the Hyatt Vivid Grand Island, within the GIC I Hotel located in the GIC Complex in Cancun, operated by Hyatt; provided that, with respect to the GIC I Hotel, we have entered into the GIC I Hotel Management Agreement (Mondrian) in connection with the contemplated 2031 Notes Restructuring, pursuant to which Hyatt is expected to be replaced as hotel operator by Ennismore upon satisfaction of the conditions precedent thereunder (including the effectiveness of the 2031 Notes Restructuring and the termination of the existing GIC I Hotel Management Agreement with Hyatt); or any other reputable firm in the hotel operation industry that enters into a hotel management agreement in connection with any of the Properties, from time to time.

“YA” means YA II PN, LTD., a Cayman Islands exempt limited partnership.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On March 20, 2024, we completed the Business Combination described in more detail under “Item 4. Information on the Company—A. History and Development of the Company—Business Combination.” The following discussion should be read in conjunction with that description.

Financial Information

This Report includes the consolidated and combined statements of financial position of the Murano Group as of December 31, 2025 and 2024, in a consolidated basis at the level of Murano Global Investments PLC and as of December 31, 2023, in a combined basis at the level of Murano PV and the following entities: Murano Management, Edificaciones BVG, Murano World, Inmobiliaria Insurgentes 421, OHI421, OHI421 Premium, Murano 1000 Trust, GIC I Trust, GIC II Trust, Operadora GIC I, Operadora GIC II, and Servicios Corporativos BVG, S. A. de C. V., respectively, the related consolidated and combined statements of profit or loss and other comprehensive income, change in equity, and cash flows for the years ended December 31, 2025, 2024 and 2023, respectively, prepared in accordance with the IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”) (the “Consolidated and Combined Financial Statements”).

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

In accordance with IFRS 2, the difference in the fair value of the shares issued by Murano PubCo over the identifiable net assets of HCM at historical cost was accounted for as share-based payment expense.

See “Item 4—Information on the Company—A. History and Development of the Company—Business Combination” for additional details regarding the Business Combination.

Going Concern

As indicated in note 2c., to the Consolidated and Combined Financial Statements as of December 31, 2025, the total current liabilities exceed the amount of total current assets, and based upon the Murano Group’s current plans, management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of the Consolidated and Combined Financial Statements will not be sufficient. These events or conditions, along with other matters as set forth in note 2c. to the Consolidated and Combined Financial Statements indicate that a material uncertainty exists that casts substantial doubt on our ability to continue as a going concern. Management’s plans regarding these matters are also described in note 2c. to the Consolidated and Combined Financial Statements. Management continues evaluating strategies to obtain the additional funding necessary for future operations and project redesign or completion, to comply with all covenants as required by the debt instruments to which entities of the Murano Group are parties to, and to be able to discharge the outstanding debt and other liabilities as they become due.  Furthermore, the Murano Group has a plan to execute a debt restructuring.  While the terms of such a debt restructuring have not yet been agreed with all of the Murano Group’s lenders and creditors, and there can be no assurance that a successful outcome will be achieved, Management believes that these efforts represent a reasonable course of action to address the Group’s financial position and mitigate the risk to our ability to continue as a going concern. The Murano Group has also considered alternative strategies with respect to the hotel operations in Cancun (including changes to the hotel management agreement and operational partners as described in this Report), which could generate additional cash flows compared to the current commercial arrangements. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options that may be available to the Murano Group such as new or restructured loan agreements and the possible financial support of the major shareholder of the Murano Group. However, the Murano Group may be unable to access further equity or debt financing when needed or may not be successful in implementing its business continuity strategy. See “Recent Developments” and “Risk Factors—Risks Related to Murano’s Business and Operating in the Hotel Industry—Our total current liabilities exceed the amount of the total current assets, which has placed significant doubt on our ability to continue as a going concern.”  Furthermore, with respect to the Consolidated and Combined Financial Statements, the independent auditor’s separate report relating thereto contains an explanatory paragraph that states that certain circumstances raise substantial doubt about our ability to continue as a going concern and draws attention to notes 2c., 10 and 20 of the Consolidated and Combined Financial Statements.

Non-IFRS Measures

This Report contains certain financial measures and ratios, including EBITDA and Adjusted EBITDA that are not required by, or presented in accordance with IFRS (the “Non-IFRS Measures”).

The Murano Group presents these Non-IFRS Measures because they are measures our management uses to assess financial and operating performance, and the Murano Group believes that they and similar measures are widely used in our industry as a means of evaluating a company’s operating performance and financing structure, and because the Murano Group believes they provide additional information on operating and financial performance. These measures may not be comparable to other similarly titled measures of other companies and are not measurements under IFRS standards or other generally accepted accounting principles which limit their usefulness of comparative measures. The Non-IFRS Measures are not measurements of our performance or liquidity under IFRS and should not be considered as alternatives to operating profit or net profit from continuing operations or any other performance measures derived in accordance with IFRS or as alternatives to cash flow from operating, investing or financing activities. We believe the Non-IFRS Measures should always be considered along with the related IFRS financial measures. We have provided the reconciliations between the most directly comparable IFRS measures and Non-IFRS Measures below in the sections titled “Item 5. Operating and Financial Review and Prospects—Other Financial Data” in this Report.

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

Translation of Mexican Peso Amounts into U.S. Dollars

The financial and other information appearing in this Report is presented in Mexican pesos. In this Report, references to “pesos”, “Ps.$” or “$” are to Mexican pesos and references to “U.S. dollars” or “U.S.$” are to United States dollars. This Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at all. The exchange rate we use for those convenience translations is not necessarily the same rate we used in preparing the Consolidated and Combined Financial Statements as disclosed in the footnotes of the financial statements. This may mean, for example, that U.S. dollar-denominated items in this report may have been translated into pesos using one exchange rate and reconverted to U.S. dollars using the convenience translation exchange rate. Unless otherwise indicated, U.S. dollar amounts that have been translated from pesos have been so translated at an exchange rate of Ps.$17.9528 per U.S.$1.00, the rate calculated by the Mexican Central Bank (Banco de México, or the “Central Bank”) as published on December 31, 2025, in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación), based on the average of wholesale foreign exchange market quotes for transactions settling within two banking business days.

Trademarks, Trade Names and Service Marks

We own or have rights to trademarks, trade names, and service marks that we use in connection with the operation of our business, including our names, logos, and website names and addresses. Other trademarks, trade names, and service marks appearing in this Report, including those of Hyatt, AccorHotels, Accor, and Ennismore are, to our knowledge, the property of their respective owners. We also own or have rights to copyrights that protect certain content related to our business and products. Solely for convenience, the trademarks, trade names, service marks and copyrights referred to in this Report are listed without the TM, ® and © symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, those other parties.

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

Forward-looking statements are not guarantees of future performance. These statements are based in large part on current expectations and projections about future events and financial trends that affect or may affect our business, industry, financial condition, results of operations or prospects and/or cash flow. Although we believe that these estimates and forward-looking statements are based on reasonable assumptions, these estimates and statements are subject to several risks and uncertainties and are made in light of the information currently available to us. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution prospective investors that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed or implied in such forward-looking statements, including the following factors:

•	our ability to continue as a going concern;

•	increasing competition, including changes in the supply of rooms from competing resorts;

•	the ability to maintain the listing of Murano Global Investments PLC Ordinary Shares on Nasdaq;

•	the risk that we may fail to regain compliance with Nasdaq’s continued listing requirements, including the minimum bid price requirement, which could result in the delisting of our ordinary shares;

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

•	our ability to implement strategic initiatives for our business continuity;

•	the risk associated with any potential corporate reorganization and related strategic changes;

•	our ability to comply with contractual covenants;

•	our ability to pay our obligations as those become due;

•	our ability to obtain and maintain financing arrangements on attractive terms or at all;

•	our ability to obtain and maintain ample liquidity to fund operations and service debt;

•	our ability to successfully expand into new markets in Mexico;

•	changes in applicable laws or regulations, or the interpretation and enforcement of laws and regulations, including those related to zoning, social and environmental issues;

•	the effects of any future pandemic on our business and properties under development;

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

•	the risk that we are unable to secure or protect our intellectual property;

•	the amount of debt that we currently have or may incur in the future;

•	the risk that the contemplated 2031 Notes Restructuring may not be consummated on the terms currently contemplated, on a timely basis;

•	the risk that the contemplated transition of the hotel operator for the GIC I Hotel may not be completed as expected or may adversely affect operations and projected cash flows;

•	our ability to successfully implement the Restructuring Project;

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

The Group is an early-stage and emerging growth company. The Group has incurred significant debt primarily to fund operating expenses and finance the construction projects mentioned in note 1(a) to the Consolidated and Combined Financial Statements. As of December 31, 2025, total current liabilities exceed the amount of total current assets, and based upon the Group’s current plans, management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of the Consolidated and Combined Financial Statements will not be sufficient. In addition, as of and after December 31, 2025, certain covenants have been breached and defaults have occurred and continue with respect to certain financial indebtedness or leases of entities of the Murano Group, as follows:

i.
The debt service reserve account related to the Insurgentes Loan was not fully funded as of December 31, 2025; and as a result, the covenant requiring such reserve account to remain funded was breached. On January 7, 2026, and April 7, 2026, the Group paid the quarterly interest.  In addition, the Group failed to timely deliver the appraisal report required under the Insurgentes Loan to evidence compliance with the 2:1 loan-to-value ratio as of the second anniversary of such loan (April 2025), which constituted an additional covenant breach. As of the date of the issuance of the Consolidated and Combined Financial Statements, the Group is in process of requesting a waiver of such breaches from Bancomext. The Group also expects that additional covenant breaches may occur under the Insurgentes Loan, as the debt service coverage ratio covenant of 1.0x to 1.2x is not expected to be met during the next 12 months based on management projections. See Note 10 to the Consolidated and Combined Financial Statements.

As of December 31, 2025, the outstanding amount of the Insurgentes Loan was U.S.$98.7 million ($1,772.6 million pesos).

ii.
The Beach Club Loan described in note 10 (10) to the Consolidated and Combined Financial Statements is in breach, as the Group did not pay the annual interest due in December 2025 and December 2024. The Beach Club Loan has not been accelerated and ALG has not notified any intention to accelerate the Beach Club Loan, however, pursuant to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, the Beach Club Loan is classified as current liability as of December 31, 2025. Currently, the Group is in the process of restructuring the Beach Club Loan with ALG subject to execution of definitive documents thereunder.

iii.
The Murano Group did not make principal, interest or lease payments, as applicable, under the Exitus Loan, the Finamo Sale and Lease Back Agreements, the Finamo Loans and the Exitus Sale and Lease Back Agreement from January to April 2026. Such payment defaults (in addition to defaults existing as of December 31, 2025) could also trigger cross-defaults under other debt and lease instruments in respect of which the Murano Group is an obligor. Currently, Murano Group is in the process of entering into a settlement agreement with Finamo with respect to the repayment of the Finamo Sale and Lease Back Agreements and the Finamo Loans subject to execution of definitive documents thereunder.

iv.
The deadline under the Nafin Loan requiring the Dreams Hotel to be open and operating expired without compliance, and the Murano Group did not satisfy such covenant. In addition, the deadline to substitute the mortgage over GIC Private Unit 4 and GIC Private Unit 5 with a mortgage over GIC Private Unit 3, as required under the Nafin Loan, also expired without compliance. Accordingly, covenant breaches have occurred under the Nafin Loan. However, the Group is currently engaged in negotiations with NAFIN of the definitive documents regarding a consensual settlement of the Nafin Loan, as already approved by the internal and external committees of Nafin, which will involve the transfer in lieu of payment (payment in kind) of the GIC Private Unit 5 (currently mortgaged in favor of Nafin) and the restructuring of the repayment terms of the then outstanding amount (after implementing its restructuring) under the Nafin Loan which will continue secured by a mortgage over the GIC Private Unit 4. However, as of the date of the issuance of these Consolidated and Combined Financial Statements, no final agreement has been executed.

v.
On September 12, 2025, and March 12, 2026, the Issuer Trust did not make the scheduled interest payment due on the 2031 Notes. Under the Indenture governing the 2031 Notes, such missed interest payments were subject to a 30-day grace period expiring on October 12, 2025, and April 12, 2026, respectively. The Relevant 2031 Notes Defaults were not cured within such grace periods and, accordingly, Events of Default occurred under the Indenture. Such Events of Default may also give rise to cross-defaults, rights and/or other remedies under other debt, security or related financing documents to which the Murano Group is a party or by which its assets may be bound. The Company subsequently disclosed that it was engaging with the Ad Hoc Group of noteholders regarding a potential consensual restructuring of the 2031 Notes, and on March 10, 2026, announced an agreement on key restructuring terms and the execution of a Lock-Up Agreement with the Ad Hoc Group. As of the date of the issuance of these Consolidated and Combined Financial Statements, the Company continues in the negotiation of the relevant definitive documents related to the agreed restructuring terms of the 2031 Notes.

vi.
The Murano Group did not make lease payments under the Coppel lease agreement from January to April 2026. Such payment defaults, together with defaults existing as of December 31, 2025, may result in cross-defaults under other debt and lease instruments in respect of which the Murano Group is an obligor. Currently, Murano Group is in the process of negotiating with Coppel the terms of a potential repayment and settlement of the outstanding amounts under the Coppel lease agreement.

vii.	See Notes 10 and 20 of the Consolidated and Combined Financial Statements for additional details about defaults subsequent to December 31, 2025.

In the absence of executing and implementing the relevant restructuring and/or settlement agreements described above, these defaults and/or covenant breaches may result in defaults or events of default under other documents and instruments evidencing indebtedness or lease liabilities of Murano Group. As a result of these potential conditions, substantial doubt would exist about the ability of the Group to continue as a going concern following twelve months after the Consolidated and Combined Financial Statements are authorized to be issued.

Certain covenant tests will arise, under the terms of the Company’s various loans and financing agreements, during the twelve months following the date on which the Consolidated and Combined Financial Statements are authorized to be issued, which Management does not expect will be met. To address and mitigate the risks associated with such potential covenant breaches, the Murano Group is in communication with each lender and creditor to execute a debt restructuring and/or settlement as described above. The intent of the debt restructuring is to address and resolve these risks through the implementation of definitive documents of revised terms or final settlement with the various lenders and creditors. While the terms of such a debt restructuring have not yet been agreed with all of the Murano Group’s lenders and creditors. The Murano Group is in the process of implementing strategies with respect to the hotel operations in Cancun, including the herein referred changes to the hotel management agreement and operational partners, which could generate additional cash flows compared to the current commercial arrangements, as well as certain payments in kind using the assets of the Group.

Management continues evaluating strategies to obtain the required additional funding necessary for future operations, to comply with all covenants as required by certain loan agreements and/or to execute a debt restructuring plan which would result in favorable modifications or removal of certain covenants, and to be able to discharge the outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options available to the Company such as new or restructured loan agreements. However, the Company may be unable to access further equity or debt financing when needed or may not be successful in implementing its business continuity strategy.  As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The Consolidated and Combined Financial Statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Group as of December 31, 2025, and for the year then ended, and for entities comprising the Group, were not appropriate.

We have substantial debt that may be called on demand of lender due to existing or future breach in covenants or defaults.

Instruments governing our existing indebtedness contain, and the instruments governing indebtedness we may incur in the future may contain, certain affirmative and negative covenants and require us and our subsidiaries to meet certain financial ratios and tests. Our failure to comply with the obligations contained in these instruments could result in covenant breaches or events of default under the applicable instrument, which could then result in the related debt and the debt issued under other instruments becoming immediately due and payable. In such an event, we would need to raise funds from alternative sources, which may not be available to us on favorable terms, on a timely basis, or at all. Alternatively, such default could require us to sell our assets and otherwise curtail operations in order to pay our creditors.

As of December 31, 2025, the Murano Group had not complied with certain terms and covenants included in its debt and lease instruments, including: (i) the failure by Inmobiliaria Insurgentes 421 to fund the debt service reserve account required under the Insurgentes Loan; (ii) the interest payment default under the Beach Club Loan with respect to the annual interest due in December 2025 and 2024; (iii) the failure to make principal, interest or lease payments, as applicable, under the Exitus Loan, the Finamo Sale and Lease Back Agreements, the Finamo Loans and the Exitus Sale and Lease Back Agreement; (iv) the failure to satisfy the covenants under the Nafin Loan requiring the Dreams Hotel to be open and operating by June 1, 2025 and the substitution of the mortgage over GIC Private Unit 4 and GIC Private Unit 5 with a mortgage over GIC Private Unit 3; and (v) the failure by the Issuer Trust to make the scheduled interest payment due on September 12, 2025 and March 12, 2026, in respect of the 2031 Notes, which were not cured within the applicable 30-day grace periods and therefore resulted in Events of Default under the Indenture and (vi) the failure to make the lease payments over the Coppel Lease Agreement.

None of the Insurgentes Loan, Beach Club Loan, Exitus Loan, or Exitus Sale and Lease Back Agreement have been accelerated by Bancomext, ALG, Exitus or Coppel, respectively, and the 2031 Notes have not been accelerated by the holders thereof. Such defaults and breaches gave rise to cross-defaults, rights and/or other remedies under other debt, security or related financing documents to which the Murano Group is a party or by which its assets may be bound.

In addition, certain of our existing defaults have resulted in litigation and enforcement actions, which in the absence of reaching a settlement or restructuring could further adversely affect our financial condition, liquidity and operations.

On October 13, 2025, Finamo and Arrendadora Finamo initiated a commercial enforcement proceeding (juicio oral mercantil) against Murano PV, Murano World, Edificaciones BVG, Elías Sacal Cababie, and other related parties (Case No. 1057/2025) before the Twentieth Civil Court for Oral Proceedings (Juzgado Vigésimo de lo Civil de Proceso Oral) of Mexico City, in connection with the alleged failure to make (i) principal and interest payments under the Finamo Loans and (ii) lease payments under the Finamo Sale and Lease Back Agreements.

As of the date of this Report, such proceedings are ongoing at a preliminary stage, and no final judgment has been issued. The court has granted precautionary measures, as well as other interim measures. Although the Murano Group is contesting such proceedings, there can be no assurance as to the outcome of these proceedings in the absence of reaching a settlement agreement with Finamo and Arrendadora Finamo. An adverse potential resolution could result in additional liabilities, enforcement against assets, further constraints on liquidity and operations, and could adversely affect our ongoing debt restructuring efforts.

The Murano Group is also in the stage of negotiating and drafting final documents with Finamo and Arrendadora Finamo regarding a negotiated settlement of these matters in connection with its ongoing debt restructuring efforts. For further information, see “Item 8. Financial Information—A. Consolidated and Combined Statements and Other Financial Information—Legal” and Arbitration Proceedings” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Commitments and Contingencies.”

In addition, following the Relevant 2031 Notes Defaults by the Issuer Trust, the Company engaged in discussions with an ad hoc group of holders of the 2031 Notes representing more than 81% of the aggregate principal amount of the 2031 Notes (the “Ad-Hoc Group”) and its legal and financial advisors, regarding a potential consensual restructuring of the 2031 Notes. On March 10, 2026, the Company announced an agreement on key restructuring terms and the execution of a Lock-Up Agreement with the Ad Hoc Group in connection with the proposed consensual restructuring of the 2031 Notes. Although the Company is currently in the process of negotiating the definitive documents related to the 2031 Notes Restructuring, there can be no assurance that the proposed restructuring will become effective or be consummated on the terms announced.

Management continues engaging in constructive discussions with applicable creditors.

We may not be able to consummate the contemplated 2031 Notes Restructuring on the terms currently contemplated, or at all, and a failure to consummate the restructuring could materially and adversely affect our business, financial condition and results of operations.

Following the Relevant 2031 Notes Defaults by the Issuer Trust, we engaged in discussions with the Ad Hoc Group representing more than 81% of the aggregate principal amount of the 2031 Notes. On March 10, 2026, we entered into the Lock-Up Agreement with the Ad Hoc Group reflecting an agreement in principle on the key terms of a proposed consensual restructuring transaction relating to the 2031 Notes, as set forth in the agreed Term Sheet.

The Term Sheet contemplates that the transaction may be implemented either through amendments to the 2031 Notes documentation if the consent of 100% of holders is obtained, or, if such 100% consent is not obtained, through a voluntary out-of-court exchange of the Notes for New Notes coupled with a related consent solicitation, including consents that may, among other things, release collateral and modify or eliminate certain covenants in respect of any 2031 Notes that remain outstanding.

The proposed transaction remains subject to a number of conditions and approvals, including the negotiation, execution and delivery of definitive documentation consistent with the Term Sheet, completion of the contemplated operator arrangements, and, in certain circumstances, minimum tender thresholds and other customary conditions, and may not be consummated on the terms described in the Term Sheet, or at all. If the contemplated 2031 Notes Restructuring is not consummated, or is materially delayed, we may face increased liquidity constraints, additional defaults (including cross-defaults), acceleration of indebtedness, and potential enforcement actions, that could materially and adversely affect our ability to fund operations and service indebtedness, including the 2031 Notes.

The contemplated replacement of Hyatt as operator of the GIC I Hotel, and the implementation of the related new operator arrangements, may not be completed on the terms currently contemplated, or at all, and could adversely affect our operations and liquidity.

In connection with the contemplated 2031 Notes Restructuring, we have entered into the GIC I Hotel Management Agreement (Mondrian) for the operation of the GIC I Hotel; however, such agreement remains subject to the satisfaction of certain conditions precedent, including the effectiveness of the 2031 Notes Restructuring and the termination of the existing GIC I Hotel Management Agreement with Hyatt, both currently subject to the process of negotiation of the corresponding definitive agreements. The successful transition of hotel operations from Hyatt to Ennismore (or any other replacement operator) involves significant operational, commercial and execution risks, including potential delays in satisfying the applicable conditions precedent, failure to consummate the contemplated transition, costs associated with the transition, disruption to operations, and the risk that any new operator arrangements do not generate the cash flows anticipated by management. Any failure to complete the operator transition, or any material adverse impact on hotel performance during or after such transition, could materially and adversely affect our ability to fund operations and service indebtedness, including the 2031 Notes.

The GIC II Hotel Management Agreement may be amended, replaced or terminated in connection with the contemplated 2031 Notes Restructuring, and any failure to successfully implement these changes could adversely affect our strategy, liquidity and financial condition.

Under our prior development plans, we entered into a hotel management agreement with respect to the planned GIC II Hotel. However, in light of recent market developments, we have halted the development of the GIC II Hotel and shifted our strategic focus towards residential development and commercialization within the GIC Complex.

In connection with the contemplated 2031 Notes Restructuring, we are implementing changes to the existing management arrangements for the GIC II Hotel, which may result in the termination of the GIC II Hotel Management Agreement and its replacement with a new management agreement with Ennismore. Any such actions are subject to negotiation and execution of definitive documentation, and there can be no assurance that they will be completed on acceptable terms or at all.

The replacement and termination of the GIC II Hotel Management Agreement could result in additional costs, disputes with the current or prospective hotel operators, delays in the implementation of our revised development strategy, or adverse impacts on our liquidity and financial condition.

The contemplated 2031 Notes Restructuring is dependent, in part, on the successful sale of residential condominium units and the operation of an escrow structure, and any failure to achieve projected sales or to access escrowed proceeds as contemplated could adversely affect our liquidity and the contemplated repayment profile of the 2031 Notes.

The Term Sheet contemplates that proceeds from the sale of certain Residential Condos and certain other amounts would be deposited into an escrow account and applied pursuant to agreed mechanics, including permitted drawdowns for completion costs and required applications toward repayment of the New Notes. Our ability to generate proceeds from the sale of residential units depends on pricing, demand, timing of completion, regulatory and permitting matters, and other factors beyond our control. If residential unit sales are delayed or occur at lower prices than anticipated, or if the escrow mechanics cannot be implemented as contemplated, we may not generate sufficient liquidity to fund operations, complete the project and meet our obligations, and the contemplated restructuring may be delayed or may not be consummated.

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

In addition, we have registered a substantial number of our ordinary shares for resale and potential issuance, including shares that may be issued pursuant to our Standby Equity Purchase Agreement, which could result in dilution to existing shareholders and downward pressure on the market price of our ordinary shares.

We may not be able to generate sufficient cash to service all our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We will be unable to maintain a level of cash flows from operating activities sufficient to pay the principal, premium, if any, and interest on our indebtedness.

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

Our plans and specifications for the development of our future projects are not complete and may be subject to change. Our current budget is based on our preliminary plans, which are subject to change. We currently expect the total development and construction costs of the projects to be on preliminary estimate in the order of U.S.$670 million. While we believe that our overall budget for the construction costs for these properties is reasonable, a significant portion of these construction costs are only initial estimates, and the actual construction costs may be significantly higher than expected. We currently expect that existing cash resources together with borrowings under our existing financings, will not be sufficient to fund the currently foreseeable construction budget of our development projects and/or otherwise be sufficient to fulfill our business strategy. Therefore, we will likely need additional capital in the future. Our ability to obtain bank financing or to access the capital markets for future debt or equity offerings may be limited by our financial condition, results of operations or other factors, such as our credit rating or outlook at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions and contingencies and uncertainties that are beyond our control. Therefore, we cannot assure you that we will be able to obtain additional capital and/or that we will be able to obtain bank financing or access the capital markets on commercially reasonable terms or at all.

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

In addition, in connection with the contemplated 2031 Notes Restructuring, we have entered into a new hotel management agreement with Ennismore for the operation of the GIC I Hotel. However, such agreement remains subject to the satisfaction of certain conditions precedent, including the effectiveness of the 2031 Notes Restructuring and the termination of the existing GIC I Hotel Management Agreement with Hyatt. The successful transition to Ennismore (or any other replacement operator) involves significant operational and execution risks, including potential delays in satisfying the applicable conditions precedent, increased costs, disruption to operations, and the risk that any replacement operator arrangements do not generate the cash flows anticipated by management. Any failure to complete the contemplated operator transition, or any material adverse impact on hotel performance during or after such transition, could materially and adversely affect our business, liquidity and results of operations.

We are dependent on the performance of our hotel managers.

Our Insurgentes 421 Hotel Complex in Mexico City is managed by Hyatt and Accor pursuant to separate hotel management agreements that expire on December 31, 2043. The GIC I Hotel is currently managed by Hyatt pursuant to management agreements that will expire on December 31, 2038. However, in connection with the contemplated 2031 Notes Restructuring, the Term Sheet contemplates a replacement of the operator for the GIC I Hotel, and these arrangements may be amended, terminated or replaced. We could be materially and adversely affected if any third-party hotel manager fails to provide quality services and amenities, fails to maintain a quality brand name or otherwise fails to manage our hotels in our best interest, and could be held financially responsible for the actions and inactions of our third-party hotel managers pursuant to our management agreements. In addition, our third-party hotel managers manage, and in some cases may own or lease, or may have invested in or may have provided credit support or operating guarantees to hotels that compete with our hotels, any of which could result in conflicts of interest. As a result, third-party managers may make decisions regarding competing lodging facilities that are not in our best interests.

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

In addition, our hotel managers and certain third-party service providers may utilize artificial intelligence technologies in connection with the operation of our Hotels. The use of such technologies may introduce additional risks, including inaccurate or biased outputs, lack of transparency in automated decision-making, data privacy concerns and evolving regulatory requirements. Given our reliance on third parties, we have limited visibility into, and control over, their use of such technologies, and any failure to appropriately manage these risks could adversely affect our business, financial condition and results of operations.

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

Our properties currently utilize brands owned by Hyatt and Accor, and subject to the satisfaction of certain conditions precedent in connection with the contemplated 2031 Notes Restructuring, certain of our properties are expected to transition from Hyatt-branded properties to brands operated by Ennismore. As a result, our ability to attract and retain guests depends, in part, on the public recognition of these brands and their associated reputation. Changes in ownership or management practices, the occurrence of accidents or injuries, force majeure events, crime, individual guest notoriety or similar events at our hotels or other properties managed, owned, or leased by these brands can harm our reputation, create adverse publicity, subject us to legal claims and cause a loss of consumer confidence in our business. If the Hyatt, Accor, Ennismore or any other brand operator that may manage our properties from time to time become obsolete or consumers view them as unfashionable or lacking in consistency and quality, we may be unable to attract guests to our hotels, which could adversely affect our business, financial condition, or results of operations. In addition, any adverse developments or deterioration in Hyatt’s or Accor’s business and affairs, reputation or financial condition could impair its ability to manage our properties and could have a material adverse effect on us.

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

Acts of terrorism and violent crime have had an adverse effect on tourism, travel and the availability of air service and other forms of transportation. The threat or possibility of future terrorist acts, an outbreak, escalation and/or continuation of hostilities or armed conflict abroad, such as the war between Russia and Ukraine, the Israel-Palestine conflict, the war between Israel and Iran, criminal violence, civil unrest, or the possibility thereof, including any escalation or expansion of such conflicts, or the involvement of additional countries, which could lead to broader geopolitical instability, volatility in global markets, increases in energy prices or a global economic slowdown, the issuance of travel advisories by sovereign governments, and other geopolitical uncertainties have had and may have an adverse impact on the demand for vacation packages and consequently the pricing for vacation packages. In addition, criminal violence, organized crime activity and related security incidents in Mexico, including incidents that may result in localized disruptions to transportation, travel advisories or heightened security concerns in regions where we operate or develop projects, may adversely affect demand for travel to Mexico and our properties. Decreases in demand and reduced pricing in response to such decreased demand would adversely affect our business by reducing our profitability.

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

Our projects, and any future acquisition, expansion, repositioning, redesigning, and rebranding projects will be subject to timing, budgeting, and other risks, which could have a material adverse effect on us.

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

From time to time, we and/or our affiliates may be involved in disputes with various parties related to the financing, construction, and operation of the properties, including contractual disputes with lenders, contractors, suppliers, and construction workers or property damage or personal liability claims. Regardless of the outcome, these disputes may lead to legal or other proceedings and may result in foreclosures, substantial costs, delays in our development schedule, and the diversion of resources and management’s attention. We intend to carry insurance to cover most business risks, but there can be no assurance that the insurance coverage we have will cover all claims that may be asserted against us. Should any ultimate judgments or settlements not be covered by insurance or exceed our insurance coverage, such uncovered losses could increase our costs and thereby lower our profitability. There can also be no assurance that we will be able to obtain the appropriate and sufficient types and levels of insurance once the properties are operating. Our affiliates have in the past been involved in legal and other proceedings and may be involved in other proceedings in the future. Regardless of insurance coverage, if any legal or other proceedings in which we and/or our affiliates may be involved are finally resolved against us and/or our affiliates interest, any such resolution may have a material adverse effect on our properties and operations and/or may negatively impact our reputation.

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

Our properties and operations are subject to numerous covenants, laws, regulations, rules, codes and to oversight by various federal, state and local governmental authorities, including those related to ecological ordinance, environmental impact, municipal land use matters and forest land use change authorizations, health and safety, fire protection and seismic matters in each of the places in Mexico in which we operate.

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

While we have implemented efforts to curtail spending and restructure existing indebtedness, there is no assurance that any such efforts will be successful or will have intended effect on our available cash.

Our recurring losses and negative cash flow from operations, as well as current cash and liquidity projections, raise substantial doubt about our ability to continue as a going concern.

Based on recurring losses from operations for the year ended December 2025, and the three months ended March 31, 2026 as well as current cash and liquidity projections, we have concluded that there is substantial doubt about our ability to continue as a going concern for the next twelve months. Our consolidated financial statements have been prepared assuming we will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result if we do not continue as a going concern. You should not rely on our consolidated balance sheet as an indication of the amount of proceeds that would be available to satisfy claims of creditors, and potentially be available for distribution to shareholders, in the event of liquidation.

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

Mexican political events may affect our business operations. President Claudia Sheinbaum’s political party and its allies hold a majority in the Chamber of Deputies (Cámara de Diputados) and the Senate (Senado de la República) and a strong influence in various local legislatures. The federal administration has significant power to implement substantial changes in law, policy, and regulations in Mexico, including recent Constitutional and legal reforms affecting the judiciary and other institutional frameworks, which could affect our business, results of operations, financial condition, and prospects. We cannot predict whether potential changes in Mexican governmental and economic policy could adversely affect Mexico’s economic conditions or the sector in which we operate. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, results of operations, financial condition, and prospects. Recent and future reforms affecting the judiciary, electoral institutions, the political system or other key areas of economic regulation may increase uncertainty regarding the legal and regulatory environment applicable to our business and investments in Mexico.

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

The U.S. economy heavily influences the Mexican economy, and therefore, the deterioration of the United States’ economy, the status of the USMCA or other related events may impact the economy of Mexico. Economic conditions in Mexico have become increasingly correlated to economic conditions in the United States as a result of the North American Free Trade Agreement, which has induced higher economic activity between the two countries and increased the remittance of funds from Mexican immigrants working in the United States to Mexican residents. In 2023 Mexico surpassed China as the largest exporter to the U.S. and on an annual basis, as of December 31, 2024, U.S.$505.9 billion or 84% of Mexico’s total exports were purchased by the United States, the single country with the highest share of trade with Mexico. The USMCA is subject to its first joint review in 2026, and it remains uncertain whether such review will result in amendments to the agreement, changes in its implementation, stricter rules of origin, additional trade measures or other policy shifts that could significantly adversely affect the Mexican economy. These economic and political consequences could adversely affect our business, financial condition, and results of operations.

Likewise, any action taken by the current U.S. or Mexico administrations, including changes to the USMCA, the 2026 joint review process thereunder, potential changes in rules of origin, tariffs or other trade measures, and/or other U.S. government policies that may be adopted by the U.S. administration, could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, reduced commercial activity or bilateral trade or declining foreign direct investment in Mexico. In addition, increased or perceptions of increased economic protectionism in the United States, Mexico and other countries could potentially lead to lower levels of trade and investment and economic growth, which could have a similarly negative impact on the Mexican economy. These economic and political consequences could adversely affect our business, financial condition, and results of operations.

We cannot make assurances that any events in the United States or elsewhere will not materially and adversely affect us.

Tariffs and trade restrictions could increase our costs and delay our projects.

The United States has imposed tariffs on various goods from Mexico and Canada, including key construction materials like steel and aluminum. These trade barriers—for example, tariffs of up to 25% (and in certain cases higher) on imported steel and aluminum products—have driven up the cost of critical building components needed for our development projects. Tariffs broadly raise prices across the supply chain for essential inputs such as cement, lumber, copper, steel and aluminum, directly increasing our construction expenses in Mexico. Trade measures can also disrupt supply chains: tariffs often slow down customs processing and cause material shortages or delivery delays, which put our projects at risk of schedule overruns and higher costs. If our construction costs surge or projects are delayed due to tariff-related issues, we may not be able to fully offset these impacts or pass them on to customers, which could adversely affect our profitability.

Trade tensions also create broader risks for our industry, especially in the hospitality sector. In retaliation to U.S. tariffs, Mexico has in the past implemented, and may in the future implement, retaliatory tariffs or other trade measures in response to U.S. tariffs or trade restrictions. Such retaliatory measures can increase the cost of goods and services in our hotels and resorts. For instance, higher duties on imported food and beverages can raise operating costs for our projects in Mexico. Similarly, Canada and other U.S. trading partners have responded with their own counter‑tariffs on U.S. products, compounding the potential supply disruptions and cost pressures on materials and goods we rely on. These trade actions could also dampen economic activity or spur inflation in Mexico and Canada, which may reduce business investment, consumer spending, and travel in those markets—factors that are important to our operations.

Moreover, the regulatory trade environment is in flux, and shifting policies make long-term project planning challenging. Major trade negotiations and agreements (such as the transition from North American Free Trade Agreement to the USMCA) have been influenced by tariff disputes, and future policy changes, including in connection with the 2026 joint review of the USMCA, potential changes to rules of origin, regional sourcing requirements, tariffs or other trade measures, could occur with little warning. This unpredictability means the costs and availability of construction materials, as well as the viability of cross-border projects, can change abruptly. We cannot predict further developments in trade policy, and existing or future tariffs or other trade restrictions (including retaliatory measures) could materially and adversely affect our development projects, operating results and financial position.

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

The U.S. Department of State and the U.S. Embassy in Mexico have continued to issue travel advisories and security alerts regarding safety and security risks in Mexico, including in 2026 in connection with localized security incidents and related disruptions. While certain key tourism markets in which we operate, including Mexico City and Quintana Roo (including Cancun), may at times remain subject to lower advisory levels than higher-risk regions, they may nonetheless remain subject to ‘exercise increased caution’ or similar advisories. Continuing travel advisories by the U.S. Department of State in these and other states, and any future travel advisories issued by the U.S. or other countries could reduce tourism to Mexico generally or any of the regions in which our hotels are located. Additionally, localized security incidents in Mexico may also result in temporary flight disruptions, road blockages, operational interruptions or heightened traveler caution, including in tourism-focused regions. Any such effects could adversely affect occupancy at our hotels, which could have a material adverse effect on our business, financial condition, and results of operations.

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

As a “foreign private issuer,” Murano is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026.

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

In connection with the audit of Murano Group’s Consolidated and Combined Financial Statements as of and for the year ended December 31, 2025, Murano Group’s management identified deficiencies that Murano Group concluded represented material weaknesses in its internal control over financial reporting primarily attributable to its lack of an effective control structure and sufficient financial reporting and accounting personnel. The material weaknesses in the control framework were identified and include the following:

•	Lack of management review regarding the identification and assessment of the proper accounting of non-routine transactions.

•	Failure of design and implementation controls to properly evaluate the appropriateness of consolidated financial statements and disclosures in accordance with the applicable framework.

•
The Group does not have sufficient technical personnel with an appropriate level of technical experience required for timely and accurate financial accounting in accordance with IFRS and reporting requirements, and

•	Lack of sufficient technological infrastructure.

This could result in material misstatements in Murano Group’s historical financial reports and, if Murano Group is unable to successfully remediate the material weaknesses, the accuracy and timing of Murano Group’s financial reporting may be adversely affected, investors may lose confidence in the accuracy and completeness of Murano Group’s financial reports, and the market price of our common shares may be materially and adversely affected.

The Murano Group is continuously enhancing the financial reporting infrastructure and internal control environment for the newly combined business, including the incorporation in the near future of qualified personnel with appropriate technical accounting knowledge and experience with respect to the design and implementation of a robust system of internal controls, the application of IFRS, and the implementation of a reporting structure to deliver internal and external reporting befitting a Nasdaq listed company. Currently, the Murano Group finalized the migration of the accounting system to Oracle Net Suite starting January 2026, a robust ERP that will help the Murano Group to reduce manual processes and enhance the control environment. We cannot assure you these actions will be effective to address any material weaknesses and if unable to successfully address them, we could be unable to report financial results accurately on a timely basis. Any failure to timely provide required financial information could materially and adversely impact us, including a potential loss of investor confidence or delisting.

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

If we fail to regain compliance with Nasdaq’s minimum bid price requirement, our ordinary shares could be delisted from Nasdaq, which would materially adversely affect liquidity, trading price and our ability to raise capital.

On April 13, 2026, we received a notification letter from the Listing Qualifications Department of Nasdaq indicating that, based on the closing bid price of our ordinary shares for the prior 30 consecutive business days, we are no longer in compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed companies to maintain a minimum bid price of $1.00 per share.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided with a compliance period of 180 calendar days, or until October 5, 2026, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our ordinary shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days during the applicable compliance period. If we do not regain compliance within this initial period, we may be eligible for an additional compliance period, subject to meeting certain continued listing requirements and providing Nasdaq with written notice of our intention to cure the deficiency.

If we are unable to regain compliance with the minimum bid price requirement within the applicable compliance periods, our ordinary shares may be subject to delisting from Nasdaq. A delisting could materially adversely affect the liquidity of our ordinary shares, reduce market visibility, increase price volatility, and impair our ability to raise capital through equity or equity-linked financings. In addition, a delisting could reduce investor confidence and limit the ability of our shareholders to buy and sell our ordinary shares in an efficient manner.

 We have considered, and may in the future pursue, a corporate reorganization that could materially and adversely affect holders of our ordinary shares.

Following the completion of the contemplated debt restructuring, management has considered a potential corporate reorganization designed to improve operational, administrative and ownership efficiency within the Group. Any such corporate reorganization could involve, among other things, transfers of assets and liabilities, changes to the Group’s organizational structure and business model, and the separation of operations between different stakeholder groups.

The implementation, timing and terms of any such corporate reorganization are uncertain and would be subject to a number of conditions and approvals, which may include, among others, the successful completion of the contemplated debt restructuring, required corporate and shareholder approvals, third-party consents, regulatory considerations, and the receipt of a fairness opinion. There can be no assurance that any corporate reorganization will be pursued or consummated, or, if pursued, that it will be consummated on terms and within timeframes that are favorable to us or our shareholders.

If implemented, a corporate reorganization could result in significant operational disruption, increased costs, and the loss of synergies, including as a result of the reallocation of assets, liabilities and operations within the Group. In addition, any internal transfers or reorganization of assets and liabilities could adversely affect the value, liquidity and market perception of our ordinary shares, including if our asset base, cash flows or risk profile changes materially as a result of such transactions. A corporate reorganization could also trigger, or require waivers or consents under, provisions in existing financing arrangements and other material agreements, and may result in tax or regulatory consequences, any of which could adversely affect us and our stakeholders.

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

For the year ended December 31, 2025, we had a gain on revaluation of investment properties of Ps.$75 million. The adjustments were not actual cash flow transactions or generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, we will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and will be subject to market fluctuations.

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

Based on the expected composition of Murano’s gross assets and income and the manner in which Murano expects to operate its business in 2026 and future years, Murano does not expect to be classified as a PFIC for U.S. federal income tax purposes for Murano’s 2026 taxable year or in the foreseeable future. However, whether Murano is a PFIC is a factual determination made annually, and Murano’s status could change depending, among other things, upon changes in the composition and relative value of its gross receipts and assets. Accordingly, there can be no assurances Murano will not be a PFIC for its 2026 taxable year or any future taxable years.

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

Murano’s directors and executive officers beneficially own, directly or indirectly, in the aggregate, approximately 69,152,609 Murano Ordinary Shares, representing a maximum aggregate of approximately 86.75% of the combined voting power of Murano’s outstanding capital stock (excluding any warrants, options or other securities exercisable for Murano Ordinary Shares). As a result, in addition to their day-to-day management roles, Murano’s executive officers and directors are able to exercise significant influence on Murano’s business as shareholders, including influence over election of members of the board of directors and the authorization of other corporate actions requiring shareholder approval.

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

Murano’s pre-Business Combination shareholders and the HCM Initial Shareholders hold maximums of approximately 87.2% and 11.1%, respectively, of Murano Ordinary Shares following the Business Combination. As of the date of this Report, the lock-up periods applicable to such shareholders have expired, and such shareholders are generally permitted to sell their Murano Ordinary Shares, subject to applicable securities law requirements. On a fully-diluted basis, the HCM Initial Shareholders would hold a maximum of 9.1% of the total outstanding shares assuming maximum redemptions. Sales of Murano Ordinary Shares by such shareholders, including pursuant to any effective registration statement or in accordance with Rule 144 under the Securities Act, may occur in the open market or in privately negotiated transactions, which could increase volatility in the trading price of the Murano Ordinary Shares or put significant downward pressure on the price of the Murano Ordinary Shares. Further, sales of Murano Ordinary Shares could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. As such, short sales of Murano Ordinary Shares could have a tendency to depress the price of the Murano Ordinary Shares, which could further increase the potential for short sales.

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

Recent Developments

Agreement on the 2031 Notes Restructuring

On September 12, 2025, and March 12, 2026, the Issuer Trust did not make the scheduled interest payment due on the 2031 Notes. Under the Indenture governing the 2031 Notes, such missed interest payments were subject to a 30-day grace period expiring on October 12, 2025, and April 12, 2026, respectively. The Relevant 2031 Notes Defaults were not cured within such grace period and, accordingly, Events of Default occurred under the Indenture. Such Events of Default may also give rise to cross-defaults, rights and/or other remedies under other debt, security or related financing documents to which the Murano Group is a party or by which its assets may be bound. As a result, the Company engaged in discussions with the Ad Hoc Group regarding the potential 2031 Notes Restructuring.

On March 10, 2026, the Company announced that it had reached an agreement with the Ad Hoc Group, representing more than 81% of the aggregate principal amount of the 2031 Notes outstanding, on the key terms of a proposed restructuring transaction relating to the 2031 Notes, as set forth in the Term Sheet. The Company also announced that, in order to support a successful implementation of the proposed transaction, it had entered into the Lock-Up Agreement with the Ad Hoc Group.

The proposed transaction contemplates, among other things, amending the existing 2031 Notes documentation (if 100% holder consent is obtained) or, if such consent is not obtained, implementing an out-of-court exchange of the Notes for New Notes coupled with a related consent solicitation, and includes terms relating to maturity extension, interest mechanics and project-related arrangements in the GIC Complex.

In addition, the Term Sheet contemplates, among other things, the replacement of Hyatt as operator of the GIC I Hotel with Ennismore, and the restructuring of the existing Beach Club Loan. The proposed transaction is also expected to be implemented through a set of definitive agreements and other instruments, including amendments and/or supplemental documentation relating to the 2031 Notes and related trust and security arrangements, as well as project and operator documentation.

The consummation of the proposed transaction remains subject to a number of conditions and approvals, including the negotiation, execution and delivery of definitive documentation consistent with the Term Sheet, completion of the contemplated operator arrangements, and, in certain circumstances, minimum tender thresholds and other customary conditions. There can be no assurance that it will be consummated on the terms described in the Term Sheet.

For additional information, see “Item 3.D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources - 11% Senior Secured Notes due 2031.”

Continued listing requirements of Nasdaq

On April 13, 2026, the Company announced that it has received a letter (the “Notification Letter”) from the Listing Qualifications Department of Nasdaq notifying the Company that, based on the closing bid price of the Company's ordinary shares for the prior 30 consecutive business days, the Company no longer meets the continued listing requirements under Nasdaq Listing Rule 5550(a)(2), which requires a minimum bid price of $1 per share.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided with a compliance period of 180 calendar days, or until October 5, 2026, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during the compliance period.

If the Company does not regain compliance within the initial compliance period, the Company may be eligible for an additional 180-day compliance period. To qualify for such additional period, the Company would be required to meet the continued listing requirements for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the minimum bid price requirement, and to provide written notice of its intention to cure the deficiency.

The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider available options to regain compliance with the Nasdaq minimum bid price requirement.

Nasdaq Public Float Review

On April 28, 2026, the Company received an information request from Nasdaq regarding the calculation of its public float and market value of publicly held shares. Nasdaq requested updated shareholder information to confirm compliance with the applicable listing requirements. The Company has provided the requested information and, as of the date of this Report, no formal determination has been made by Nasdaq.

SEPA Equity Issuances

In connection with the SEPA, on January 28, 2026, the Group issued 2,000,000 ordinary shares to YA, of which YA initially sold 1,835,000 ordinary shares on that date for an amount of approximately U.S.$3,646,000. On February 2, 2026, the Group issued an additional 363,500 ordinary shares and YA sold 528,500 ordinary shares for an amount of approximately U.S.$787,640.

Expiration of De-SPAC Lock-Up

On March 20, 2026, the two-year lock-up period applicable to the transfer restrictions on the ordinary shares held by Murano’s pre-Business Combination shareholders and the HCM Initial Shareholders in connection with the Business Combination (as described in Note 1.b.2024(ix)(b)) expired.

Repayment of Santander Revolving Credit Facility

On March 27, 2026, the Group repaid in full the Santander Revolving Credit Facility described in note 10 (6) to the Consolidated and Combined Financial Statements, which had an outstanding balance of U.S.$1,498,204.

Payment Defaults and Ongoing Discussions with Creditors

As of the date of the issuance of the Consolidated and Combined Financial Statements, the Group had not made certain interest, principal or lease payments, as applicable, under the instruments described in Note 10 (2)., (3)., (4)., (5)., (8)., (9). and (10) for the period from January 1st, 2025, through May 15, 2026. In addition, the Group expects to deliver the audited financial information required under the 2031 Notes after the expiration of the 120-day period following year-end 2025, which constitutes an additional default thereunder. Management is reviewing actual and potential defaults and is actively engaged in discussions with the relevant lenders and creditors to seek: 1) waivers or other accommodations in connection with the contemplated debt restructuring, or 2) consensual settlements or restructurings that may involve the transfer in lieu of payment (payment in kind) of mortgaged assets securing the applicable indebtedness. However, as of the date of the issuance of the Consolidated and Combined Financial Statements, no final agreements have been reached with respect to such matters.

New Hotel Management Agreement for the GIC I Hotel (Ennismore)

On April 6, 2026, in connection with the contemplated 2031 Notes Restructuring, we entered into a new hotel management agreement with Ennismore for the operation of the GIC I Hotel. Such agreement remains subject to the satisfaction of certain conditions precedent, including the effectiveness of the 2031 Notes Restructuring and the termination of the existing GIC I Hotel Management Agreement with Hyatt, and accordingly Hyatt continues to operate the GIC I Hotel as of the date of this Report.

The new hotel management agreement with Ennismore also contemplates that, in connection with its implementation and the contemplated repositioning of the GIC I Hotel and residential component as part of the Restructuring Project, additional related hotel and residential arrangements may be entered into with Ennismore or its affiliates, including consultancy, branding/marketing and residential management documentation.

Potential Corporate Reorganization

Following the completion of the contemplated debt restructuring, management has considered a potential corporate reorganization designed to improve operational, administrative and ownership efficiency within the Murano Group. Any such corporate reorganization could involve, among other things, transfers of assets and liabilities, changes to the Group’s organizational structure and business model, and the separation of operations between different stakeholder groups.

Any such corporate reorganization has not been finalized, and its implementation (including timing and terms) would be subject to a number of conditions and approvals, which may include, among others, the successful completion of the contemplated debt restructuring, required corporate and shareholder approvals, third-party consents, regulatory considerations and the receipt of a fairness opinion. There can be no assurance that any corporate reorganization will be pursued or consummated, or, if pursued, that it will be consummated on particular terms or within any particular timeframe. See “Item 3.D. Risk Factors—We have considered, and may in the future pursue, a corporate reorganization that could materially and adversely affect holders of our ordinary shares.”

World Trade Center Sublicense Agreement

The sublicense agreement with FRANA entered into in connection with a contemplated World Trade Center development project was early terminated after the conditions for termination were met, namely: (i) the Company failed to commence use of the sublicensed property within four (4) years following the effective date of the agreement; and (ii) the Company failed to make the corresponding IP-related payments. Such termination was effected without liability to either party, and the parties remain open to negotiating and entering into a new agreement in the future.

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

As discussed under “Item 4.A—Recent Developments—Potential Corporate Reorganization,” following the completion of the contemplated debt restructuring, management has considered a potential corporate reorganization, and any such reorganization may involve transactions between affiliated entities, subject to applicable approvals and definitive documentation. Any such corporate reorganization has not been finalized and may not be pursued or consummated. Accordingly, the description of our current operations in this Item 4.B reflects the Group’s existing portfolio and business as of the date of this Report.

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

•
Mondrian Hotel: the Mondrian Mexico City Condesa operated by Accor, is part of the Insurgentes 421 Hotel Complex in Mexico City. Completed in 2022 and has been operational since the first quarter of 2023, the Mondrian Hotel has 183 rooms and several amenities, including “Distrito Mondrian” meeting rooms, a “Terraza” bar and a “Flower Shop” coffee shop.

•
Vivid Hotel: the Hyatt Vivid Grand Island, currently operated by Hyatt, is part of the GIC I Hotel within the GIC Complex in Cancun, subject to any amendment, termination or replacement of the applicable hotel management arrangements in connection with the contemplated 2031 Notes Restructuring. Completed and operational since April 2024, the Vivid Hotel is an adult-only brand all-inclusive hotel categorized as five-star upper scale with 400 rooms and several amenities, including one main buffet, one coffee shop, the vantage club for VIPs, seven specialty restaurants, six bars, gym, spa, one retail shop, and 1,010 sqm space for events.

The Grand Island Beach Club is part of the GIC Complex in Cancun and commenced operations in April 2024. The Beach Club provides services to the Vivid Hotel and will provide services to other hotel and/or hospitality components within the GIC Complex from time to time, including any future hotels, Residential Condos or other components that may be developed or reconfigured as part of the contemplated 2031 Notes Restructuring.

Project Under Completion

The GIC Complex has historically been described as being developed in two phases. Phase one was initially planned to include 1,016 hotel rooms under two brands: (i) 400 rooms, which are operational under the “Vivid” brand, an adults-only concept, and (ii) 616 rooms, which were planned to operate under the “Dreams” brand, a family-friendly offering. The timing and scope of the Phase one buildout, including any opening timeline for the Dreams component, have been subject to ongoing review and will be modified and terminated in connection with the contemplated 2031 Notes Restructuring and the related project reconfiguration described below.

The World Trade Center development project previously contemplated as part of the GIC Complex is no longer being pursued following the termination of the related sublicense agreement. See “Item 4.A—Recent Developments—World Trade Center Sublicense Agreement.”

The Group is currently conducting a strategic review of the GIC I Hotel and the broader GIC Complex. While prior plans contemplated the full buildout of 1,016 hotel rooms, the Term Sheet contemplates the Restructuring Project as a reconfiguration of the GIC Complex (including a hotel with 566 guest rooms and up to 328 Residential Condos) and the contemplated replacement of Hyatt as operator with Ennismore (or an affiliate or successor), in each case subject to definitive documentation and other conditions. In connection with the contemplated 2031 Notes Restructuring, we have entered into the GIC I Hotel Management Agreement (Mondrian) with Ennismore for the operation of the GIC I Hotel, pursuant to which Hyatt is expected to be replaced as operator upon satisfaction of the applicable conditions precedent, including the effectiveness of the 2031 Notes Restructuring and the termination of the existing GIC I Hotel Management Agreement with Hyatt.

Projects to be Developed

We currently own the following projects that we plan to develop (the “Projects to be Developed”):

•
GIC Phase II: part of the new strategic pipeline, phase two is planned to consist of a total of approximately 1,254 condominiums, divided into four condominium towers with partial views of the ocean, lagoon and/or adjacent golf course owned by Iberostar. The list of amenities includes pools, tennis court, volleyball court, snack bar, firepits, jungle gym, pet garden, spa, coworking rooms, among others. The Group’s management and board of directors are continuously evaluating the plan for phase two of the GIC Complex. We expect the development of the first 466 condominiums to cost approximately U.S.$87.2 million.

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

Management of the Hotels

We have entered into long-term hotel management agreements with (i) Hyatt, under the Andaz brand, to operate the Andaz Hotel (part of the Insurgentes 421 Hotel Complex in Mexico City), (ii) Accor, under the Mondrian brand, to operate the Mondrian Hotel (part of the Insurgentes 421 Hotel Complex in Mexico City), and (iii) Hyatt, through Hyatt Inclusive Collection, to operate the Vivid Hotel and the Dreams Hotel (part of the GIC I Hotel in Cancun). In connection with the contemplated 2031 Notes Restructuring, we have entered into the GIC I Hotel Management Agreement (Mondrian) with Ennismore for the operation of the GIC I Hotel, pursuant to which Hyatt is expected to be replaced as operator upon satisfaction of the applicable conditions precedent, including the effectiveness of the 2031 Notes Restructuring and the termination of the existing GIC I Hotel Management Agreement with Hyatt.

The Group is currently conducting a strategic review of the GIC I Hotel and the broader GIC Complex. While prior plans contemplated the full buildout of 1,016 hotel rooms, the Term Sheet contemplates the Restructuring Project as a reconfiguration of the GIC Complex (including a hotel with 566 guest rooms and up to 328 Residential Condos).

We believe these to be world-renowned hotel management companies recognized for their high-quality service, sophisticated and innovative loyalty programs, vacation clubs, modern reservation systems and global distribution channels.

Market Opportunity

We believe there is an extraordinary market opportunity for our hotels, which are located in the two largest business and leisure destinations in Mexico. Mexico City is a significant cultural center and business hub representing approximately between 15% and 16 % of the country’s GDP. While there are multiple hotel developments that compete with us in terms of quality and geographic location within the city, most of these will be opening after 2026 and are of a smaller scale.

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

Competitive Strengths

We believe the following are our key competitive strengths:

Luxury Hotel Assets with Naturally Hedged Revenues at Strategic International Destinations

We own five-star upper-scale Hotels, consisting of: (i) the Andaz Hotel and the Mondrian Hotel, currently operational, in the Insurgentes 421 Hotel Complex in Mexico City, and (ii) the GIC I Hotel in Cancun, consisting of the Vivid Hotel, currently operational, and the Dreams Hotel. We believe the Hotels and resort properties therein represent a competitive advantage due to their privileged locations in areas with dynamic demand characteristics and high barriers to entry, strong brand affiliations, superior amenities offerings, and their large-scale and cutting-edge architectural design. The properties’ prime real estate and strategic locations are expected to generate significant tourist interest and business activity and strong demand for superior lodging.

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

In addition, we expect the Hotels to feature state-of-the-art technology and amenities, including restaurants, bars, conference centers, ballrooms, pools, spas, gyms and, in the case of the GIC Complex. We have designed and believe our properties are positioned to be the preferred destination for leisure, business and group travelers.

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

Long-term Strategic Partnerships with World Class Designers, Construction Companies, and Hotel Operators with Global Premium Hospitality Brands

We benefit from the experience and expertise of our internationally recognized design, construction, engineering, and project management partners. The GIC Complex has been designed by HOK, the largest U.S.-based design, architecture, engineering and urban planning firm-and GIC Complex’s landscaping, outdoor amenities and aquatic parks have been designed by EDSA, a renowned U.S.-based planning, landscape architecture and design firm. The supervision of the construction and engineering process is managed by Ideurban, a leading construction management firm with over 70 years of experience managing the construction of emblematic hotels in Mexico, including the St. Regis Ciudad de Mexico, St. Regis Punta Mita and Westin Brisas Ixtapa. We believe the skills and capabilities of these partners and their substantial experience successfully designing, constructing, and managing premier quality hotels and resorts enhances the value of our properties.

Hyatt is the largest operator of luxury hotels in Mexico and the Caribbean, and of luxury all-inclusive resorts in the world. As of December 31, 2025, Hyatt had approximately 100 hotels in Mexico, 63 million Loyalty program members, and presence in over 83 countries across the globe. Accor is a leading hotel management service provider with more than 880,000 rooms across 110 + countries and more than 1,527 hotels in development.

Accor is a leading global hospitality group operating through an integrated business model that includes hotel ownership, management, franchising, and brand platforms across a diversified portfolio spanning the luxury, premium, midscale, and economy segments. Leveraging a globally recognized brand ecosystem and a comprehensive operating platform, Accor delivers services to guests while creating value for owners, partners, and other stakeholders, positioning itself as an integrated hospitality ecosystem beyond traditional hotel operations.

For over 50 years, Accor has pursued a strategy focused on innovation, brand development, and geographic expansion, supported by a culture of openness and a commitment to sustainable and responsible hospitality. In 2024, Accor formalized its corporate purpose following a company-wide consultation process, reinforcing its longstanding emphasis on purpose-driven hospitality and establishing a guiding framework for its strategic decisions and day-to-day operations across all markets in which it operates.

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

GIC Complex

Following the execution of the Lock-Up Agreement and the agreement with the Ad Hoc Group, the Company is pursuing a reconfiguration of the GIC I Hotel. Under the contemplated Restructuring Project, the property would consist of a hotel with approximately 566 guest rooms and a residential component of approximately 328 Residential Condos.

In connection with this plan, and the contemplated 2031 Notes Restructuring, we have entered into the GIC I Hotel Management Agreement (Mondrian) with Ennismore for the operation of the GIC I Hotel, pursuant to which Hyatt is expected to be replaced as hotel operator upon satisfaction of the applicable conditions precedent, including the effectiveness of the 2031 Notes Restructuring and the termination of the existing GIC I Hotel Management Agreement with Hyatt.

The GIC I Hotel is currently operated by Hyatt, through Hyatt Inclusive Collection, under the Dreams (family oriented, non-operational) and Vivid (adults only, operational since April 2024) brands, subject to the contemplated replacement of the operator for the GIC I Hotel in connection with the 2031 Notes Restructuring.

The Group is currently conducting a strategic review of the GIC I Hotel and the broader GIC Complex. While prior plans contemplated the full buildout of 1,016 hotel rooms, the Term Sheet contemplates the Restructuring Project as a reconfiguration of the GIC Complex (including a hotel with 566 guest rooms and up to 328 Residential Condos).

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

Green Certified Hotels with a Long-Term Commitment to Sustainability

The Andaz Hotel and the Mondrian Hotel have qualified for the EDGE Green Building Certification. Excellence in Design for Greater Efficiencies (“EDGE”) is a green building standard and certification system developed by the International Finance Corporation and applicable in 140 countries. The areas of assessment on the environmental performance of the buildings include: (i) climate conditions of the location, (ii) building type and output use, (iii) design and specifications and (iv) calculation of end-use demand, which considers overall energy demand, heating, ventilation and air condition, water demand and estimations on rainwater harvesting or recycled waters on-site. To achieve an EDGE certification, a building must demonstrate a minimum of 20% reduction in operational energy consumption, water use, and embodied energy in materials as compared to typical local practice.

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

Leverage Our Partnerships with Leading Industry Hotel Operators to Drive Occupancy, ADR and RevPAR Growth

We leverage our partnerships with Hyatt and Accor (subject to the contemplated operator transition for the GIC I Hotel in connection with the 2031 Notes Restructuring)_and utilize their world-renowned brands, depth of experience, unique understanding of resort operations, track record in our specific markets, robust reservation and marketing infrastructure and networks, effective product segmentation, vacation club services, loyalty programs, and strong customer awareness. We believe these experienced operators will deliver a distinctive lodging experience to our hotel guests, and their operational expertise will drive occupancy, ADR and RevPAR growth at our properties. We also believe their substantial experience and expertise in our markets will mitigate the hotel integration and utilization risk that may otherwise exist with new entrants in the competitive Mexico City and Cancun markets.

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

Cancun is the top destination in the Caribbean with more passenger arrivals than Dominican Republic, its closest competitor. We estimate that total passenger traffic in Cancun in upcoming years will maintain its levels achieved in 2025, which are in-line with levels seen before the COVID-19 pandemic; having surpassed pre-pandemic levels since 2022. In the last several years, the number of total passengers visiting Cancun has grown at a considerably higher pace than the number of hotel rooms, creating an opportunity in the hospitality industry. Available hotel rooms in Cancun, according to the most recent available data for December 2025 shows 35,995 available hotel rooms, compared to 35,115 available hotel rooms in 2019, prior to the COVID-19 pandemic. Since 2022, passenger arrivals in Cancun had already surpassed 2019´s figures.

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

Our operations are subject to laws, regulations, rules and standards, including those related to ecological ordinance, environmental impact and risk assessments, municipal land use matters and forest land use change authorizations, air pollution, flora and fauna conservation, efficient or rational use of natural resources, health and safety matters, and to oversight by various federal, state and/or local environmental authorities in each of the places in Mexico in which we operate. See “Item 3. Key Information—D. Risk Factors-Risks Related to Murano’s Business and Operating in the Hotel Industry—Our properties and operations are subject to extensive environmental, health and safety laws and regulations.”

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

The Federal Attorney for Environmental Protection (Procuraduría Federal de Protección al Ambiente, or PROFEPA) functions as SEMARNAT’s enforcement arm with authority to undertake inspection visits, impose sanctions for breaches to federal environmental laws and regulations, halt a non-complying development or bring legal actions in court seeking remediation or compensation for environmental damages. Mexican environmental legislation follows the “polluter pays” principle.

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

Other relevant environmental laws which may apply to our business are:

•	The General Law on Sustainable Forest Development.

•	The General Law for the Prevention and the Integral Management of Waste.

•	The National Waters Law.

•	The General Law on Waters.

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

Core project approvals for site preparation, construction or refurbishing, and operation of our Mexico City and Cancun hotels in matters of environmental impact, forest land use change, and air emissions have been granted, including the Comprehensive Environmental License for Mexico City (Licencia Ambiental Única para la Ciudad de México) for the hotel operating in Mexico City and the Environmental Operational License for fixed sources of emissions by the Ministry of Ecology and Environment of the state of Quintana Roo.

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

Regulatory Overview

General

Our hotels are subject to various Mexican federal, state and local laws, ordinances and regulations, including regulations relating to zoning, fire and safety requirements, among others. We believe that each of our hotels has obtained, or is in the process of obtaining or renewing, the material permits and approvals required to operate its business, subject to ongoing compliance reviews and any applicable corrective or regularization measures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Murano’s Business and Operating in the Hotel Industry—Our properties and operations are subject to extensive environmental, health and safety laws and regulations.”

In Mexico, each of our hotels is generally required to obtain and maintain the applicable municipal operating permits and, where applicable, state-level licenses, registrations or authorizations required to operate locally. We must also comply with applicable tourism-related registration, disclosure and classification requirements, including registration of our hotels and rates, as applicable, with the Mexican National Tourism Registry (Registro Nacional de Turismo), in accordance with the General Tourism Law and related regulations. State and municipal laws in Mexico also regulate fire safety. Additionally, each of our hotels is required to have sanitation licenses and hotel construction projects are required to have a construction license and must comply with several zoning and land-use regulations. We believe that we are in material compliance with all applicable sanitation and construction licenses in Mexico, and zoning and land-use regulations applicable to our operations, subject to ongoing permit reviews, renewals, extensions and any corrective or regularization measures that may be required from time to time.

In addition, our operations are subject to consumer protection regulations such as the Federal Law of Consumer Protection (Ley Federal de Protección al Consumidor) and other regulations issued by the Mexican Consumer Protection Agency (Procuraduría Federal del Consumidor).

Approvals from federal, state and municipal regulatory entities may be necessary at various stages of the construction and development of a hotel. Generally, development requires, among other approvals: (i) approval of preliminary development, which includes authorization of the design and the use of the land, as well as preliminary agreements with Comisión Federal de Electricidad (the Mexican government-owned electricity company), water organisms at state or municipal levels for water, wastewater collection, treatment and disposal in order to provide the development with energy, water and connection to the sewage system, respectively; (ii) approval of the subdivision of land, as applicable; and (iii) a construction license.

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

We believe that the Insurgentes 421 Hotel Complex and GIC Complex (up to its current development stage) are in material compliance with applicable laws and regulations and have obtained, or are in the process of obtaining, renewing or regularizing, the material licenses and permits applicable to their current operations and development stage, and that our business will continue to be conducted in substantial compliance with applicable laws.

Expropriation and Dispossession

In Mexico, the government has the authority to expropriate properties or assets if there are justified public interest or national security reasons. Under Mexican applicable law including, among others, the Mexican Constitution and Expropriation Law (Ley de Expropiación), the government is required to indemnify the owner of the property subject to expropriation. If there is disagreement in connection with the indemnification amount, the determination of such amount may be submitted to a judicial authority. There are no specific rules with respect to the indemnification amount we would receive in the event of expropriation, provided that the affected owner is generally entitled to indemnification in accordance with applicable law. If there is disagreement in connection with the indemnification amount, the determination of such amount may be submitted to a judicial authority. In addition, under the Mexican Constitution and Mexican applicable law, including the National Law of Domain Extinction (Ley Nacional de Extinción de Dominio), our rights in respect of certain properties could be challenged or affected in connection with criminal activities carried out by third parties at or through such properties, subject in each case to the applicable legal proceedings and remedies. As of the date of the Consolidated and Combined Financial Statements, none of the Properties were subject to an expropriation or dispossession proceeding.

Overview of Mexico and the Mexican Lodging Industry

Macroeconomic Overview

During 2025, the Mexican economy continued to expand despite continued uncertainty regarding global economic conditions, prevailing inflationary pressures, high interest rates and adverse economic effects from global conflicts. Mexico’s real GDP increased by 0.9 % in the three months ended March 31, 2026, vs. the prior three-month period ended December 31, 2025. Real GDP is expected to grow up to 1.5 % in the twelve-month period ending December 31, 2026.

Moreover, Mexico continues to show a robust labor market with an unemployment rate was 2.6 % as of March 31, 2026, a 0.2% increase from the rate as of December 31, 2025. As of March 31, 2026, the economically active population in Mexico (fifteen years of age and older) was 61.1 million. As of March 31, 2026, the minimum wages in Mexico, as applicable since January 1, 2026, were Ps. $440.87 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 315.04 per day for the rest of Mexico, an increase of 5 % and 13%, respectively, from the applicable minimum wages in effect from January 1, 2025 to December 31, 2025.

Mexico’s sovereign ratings were fully investment grade as of March 31, 2026, standing at a Baa2 with a “negative” outlook by Moody’s, a BBB with a “stable” outlook by S&P, and a BBB- with a “stable” outlook by Fitch.

Market Opportunity

We believe there is an extraordinary market opportunity for our hotels, which are located in the two largest business and leisure destinations in Mexico. Mexico City is a significant cultural center and business hub representing approximately 14.8 % of the country’s GDP, per the most recent data for the twelve-month period ending December 31, 2025.

Cancun is the top destination in the Caribbean with more passenger arrivals than Dominican Republic, its closest competitor. We estimate that total passenger traffic in Cancun in upcoming years will maintain its levels achieved in 2025, which have surpassed those seen before the COVID-19 pandemic. In the last several years, the number of total passengers visiting Cancun has grown at a considerably higher pace than the number of hotel rooms, creating an opportunity in the hospitality industry. Available hotel rooms in Cancun, per the most recent available data for December 2025 shows 35,995 available hotel rooms, compared to 35,115 available hotel rooms in 2019, prior to the COVID-19 pandemic. By 2022, passenger arrivals in Cancun had already surpassed 2019´s figures.

The Mexican Lodging Industry

The travel & leisure sector is a key economic engine for the Mexican economy, representing 8.6% of its GDP as of 2025. International arrivals to Mexico have quickly recovered, standing just 0% above pre-pandemic levels and showing positive momentum with a 5.8 % increase against 2024. Overall occupancy levels in Mexico have also quickly rebounded almost reaching pre-pandemic levels as of March 31, 2026.

Mexico is the most visited destination in Latin America and the 6th most visited country in the world by international tourists.

Ranking 2025	Country	2025	2024	2019	% Δ 2024	% Δ 2019
1	France	N/A	102 m	91 m	N/A	N/A
2	Spain	97 m	94 m	84 m	3%	15%
3	United States	68 m	72 m	79 m	-6%	-14%
4	Turkey	62 m	61 m	51 m	2%	22%
5	Italy	62m	58 m	65 m	7%	-5%
6	Mexico	48 m	45 m	45 m	7%	7%
7	Germany	N/A	38 m	40 m	N/A	N/A
8	Japan	43 m	37 m	32 m	16%	34%
9	Greece	38.0 m	36 m	31 m	6%	23%
10	Thailand	33 m	36 m	40 m	-8%	-18%

Source: World Tourism Organization
Note: France and Germany have not provided timely information for 2025 international tourist arrivals; they are both expected to hold their positions in the ranking, thus shown in 1st and 7th place, respectively.

In the three-month period ending March 31, 2026, Mexico’s incoming tourism base mainly comprises visitors from investment grade, hard currency denominated countries such as the United States, Canada, Argentina, Colombia, and the United Kingdom.

International Air Arrivals to Mexico by Country of Residence Jan-Dec 2025
Canada 15%
United Kingdom 3%
Colombia 2%
Argentina 2%
Spain 2%
France 1%
Germany 1%
United States 74%

Source: Mexico’s Ministry of Tourism

Moreover, Mexico City and Cancun continue to be the top Mexican destinations for international tourists to Mexico. These cities together represented approximately 62.2% of total airport arrivals in Mexico during the twelve-month period ending December 31, 2025; and Cancun remains the most visited Caribbean destination by passenger arrivals. The trend is expected to continue as there has been a strong flow of foreign direct investment into short-term stay projects to meet increasing visitor demand. During the twelve-months ended December 31, 2025, 7.8% of all foreign direct investment in Mexico was destined for tourism short-stay projects, an increase of 6.8% compared to the same period in 2024. Additionally, both cities, Mexico City and Cancun, continue to show higher occupancy levels compared to the rest of Mexico.

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

According to the appraisal report for 2025, the market value of the Insurgentes 421 Hotel Complex property was U.S.$92.3 million and this valuation was adopted as of December 31, 2025.

The Group had invested U.S.$121.4 million to complete the development of the Insurgentes 421 Hotel Complex.

GIC Complex

The GIC Complex, once fully developed, is expected to be a large-scale hotel and residential complex situated in the area between Delfines Beach and the Nichupté Lagoon in Cancun. Its strategic location-one of the closest five-star developments to the Cancun International Airport and in proximity to the city’s major entertainment areas-combined with state-of-the-art design and premium amenities, positions it as a flagship destination in Cancun. Envisioned as a destination within a destination, the GIC Complex will include all-inclusive hotel resorts, residential components, and an array of offerings designed to cater to both leisure and business travelers of all ages.

In light of recent market conditions and the evolving hospitality landscape, the Murano Group’s management and board of directors have updated the Group’s strategic development pipeline to prioritize the development and commercialization of residential units.

At present, the Group is conducting a strategic review of the GIC I Hotel and the GIC Complex. While prior plans contemplated the full buildout of 1,016 hotel rooms, the Term Sheet contemplates the Restructuring Project as a reconfiguration of the GIC Complex, including the conversion of the existing site into (i) a hotel with 566 guest rooms and (ii) the Residential Condos. In addition, in connection with the contemplated 2031 Notes Restructuring, we have entered into the GIC I Hotel Management Agreement (Mondrian) with Ennismore for the operation of the GIC I Hotel, pursuant to which Hyatt is expected to be replaced as operator upon satisfaction of the applicable conditions precedent, including the effectiveness of the 2031 Notes Restructuring and the termination of the existing GIC I Hotel Management Agreement with Hyatt. This review also includes an assessment of funding needs, potential changes to the development timeline, and any necessary amendments, termination or replacement of the applicable hotel management and operations arrangements.

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

GIC I Hotel

The GIC Complex has historically been described as being developed in two phases. Phase one was initially planned to include 1,016 hotel rooms across two brands: (i) 400 rooms that are operational under the “Vivid” brand, an adults-only concept; and (ii) 616 rooms planned under the “Dreams” brand, a family-friendly offering. The scope and timing of the Phase one buildout, including any opening timeline for the Dreams component, remain under review and may be modified in connection with the contemplated 2031 Notes Restructuring.

The Vivid Hotel is an adult-only brand all-inclusive hotel categorized as five-star upper scale with 400 rooms operated under the Vivid brand and which opened in April 2024. The Dreams Hotel was originally to be completed and operational in the fourth quarter of 2025 as a family-friendly brand hotel categorized as five-star upper scale with 616 rooms operated under the Dreams brand; however, the scope and timing of such component are currently under review in connection with the contemplated 2031 Notes Restructuring and the Restructuring Project.

At present, the Group is conducting a strategic review of the GIC I Hotel and the GIC Complex. While prior plans contemplated the full buildout of 1,016 hotel rooms, the Term Sheet contemplates the Restructuring Project as a reconfiguration of the GIC Complex, including the conversion of the existing site into (i) a hotel with 566 guest rooms and (ii) the Residential Condos. In addition, in connection with the contemplated 2031 Notes Restructuring, we have entered into the GIC I Hotel Management Agreement (Mondrian) with Ennismore for the operation of the GIC I Hotel, pursuant to which Hyatt is expected to be replaced as operator upon satisfaction of the applicable conditions precedent, including the effectiveness of the 2031 Notes Restructuring and the termination of the existing GIC I Hotel Management Agreement with Hyatt.  This review also includes an assessment of funding needs, potential changes to the development timeline, and any necessary amendments, termination or replacement of the applicable hotel management and operations arrangements.

When fully operational, the GIC I Hotel is expected to have the following amenities: A beach club, two rooftop terraces each with a bar, eight specialty restaurants, two coffee shops, two premium lounge bars for VIPs, two extra bars next to the specialty restaurants, two buffet restaurants, two pool restaurants, two gyms plus a jungle gym, two lobby bars, two sunset bars, two cavas, two swim-up bars, a kids club, a barefoot grill, a ceviche outlet, a food truck, two snack bars, a terrace lounge, two retail stores, a wedding terrace, a jogging track, two areas for breakout rooms of 200 sqm each, a 400 sqm space for events indoors with a 650 sqm terrace overlooking both the lagoon and the golf course and direct access to the golf course owned by Iberostar.

The GIC I Hotel is located within walking distance of Delfines beach and close to the El Rey Archaeological Zone and National Park. The GIC I Hotel is currently operated by Hyatt’s subsidiary Hyatt Inclusive Collection (subject to the contemplated replacement of the operator for the GIC I Hotel in connection with the 2031 Notes Restructuring).

According to an appraisal report issued by CBRE, a real estate consulting and appraisal firm, the market value of the GIC I Hotel on December 31, 2025, was U.S.$326.4 million for the hotel as well as U.S$134.3 million for the residential component.

GIC Phase II

Under the previous development plan, Murano intended to develop another hotel as part of phase two of the GIC Complex, the GIC II Hotel. However, in light of recent market developments and the Company’s strategic focus on residential development and commercialization, Murano has halted the development of the GIC II Hotel in order to prioritize the GIC Condominiums.

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

•
Hyatt is entitled to receive compensation as follows: (a) a base fee, payable monthly, in an amount equal to (i) 1.6% of the cumulative revenue of the hotel from the opening date until the end of the first fiscal year of operations, (ii) 2.1% of the cumulative revenue of the hotel from the start of the second fiscal year of operations until the end of the second fiscal year of operations, and (iii) thereafter, 2.6% of the cumulative revenue of the hotel, and (b) an incentive fee equal to a percentage of adjusted profit (a percentage of adjusted profit means, for any relevant period, the amount, not less than zero equal to the excess (if any) of (x) gross operating profit for such period over (y) the sum of the base fee and the license fee earned for such period (but not the incentive fee) (but only to the extent that such amounts are not otherwise deducted in computing gross operating profit)) of the Andaz Hotel, subject to the Andaz Hotel achieving the relevant adjusted profit margin (which for any fiscal year shall mean the percentage calculated by dividing (x) adjusted profit for such fiscal year by (y) revenue of the hotel for such fiscal year), payable monthly, as described in the table below:

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

Insurgentes Lease Agreements

On October 10, 2018, and as amended and restated on May 11, 2022, Inmobiliaria Insurgentes 421, as lessor, entered into a lease agreement with OHI421, as lessee, through which the lessee is required to use the relevant property exclusively to operate it under the terms of the corresponding hotel management agreement (the “OHI421 Lease Agreement”). Lessee shall pay lessor a base rent of U.S.$50,000 within the first 15 days of each month, plus a variable rent equivalent to 95% (ninety five percent) of the gross operating profit of the lessee for the calendar year ended. The lease agreement has a 20-year term. As of December 31, 2025, the base rent amounted to U.S.$600,000 and the variable rent amounted U.S.$8.2 million.

On May 11, 2022, Inmobiliaria Insurgentes 421, as lessor, entered into a lease agreement with OHI421 Premium, as lessee, through which the lessee is required to use the property exclusively to operate it under the terms of the corresponding hotel management agreement (the “OHI421 Premium Lease Agreement”). Lessee shall pay lessor a base rent of U.S.$50,000 within the first 15 days of each month, plus a variable rent equivalent to 95% of the gross operating profit of the lessee for the calendar year ended. The lease agreement has a 20-year term. As of December 31, 2025, the base rent amounted U.S.$600,000, and the variable rent amounted U.S.$1.2 million.

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

Exitus Sale and Lease Back Agreement

On December 12, 2019, Edificaciones BVG, as lessee, Exitus as lessor, and Marcos Sacal Cohen as joint and several obligor, entered into a master lease agreement through which Exitus grants to Edificaciones BVG the use and enjoyment of equipment in exchange for a monthly consideration for a 36-month term, subject to renewals (“Exitus Sale and Lease Back Agreement”). As of December 31, 2025 the opening balance of this agreement was re-paid in full.

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

GIC Complex

GIC I Hotel

GIC I Hotel Management Agreement

On September 10, 2019, Operadora GIC I entered into a hotel management agreement (as amended on September 11, 2019, March 28, 2021, and July 11, 2023, and as may be further amended from time to time) with AMR Operaciones MX, S. de R.L. de C.V. (Hyatt Inclusive Collection), as hotel manager, pursuant to which the hotel manager operates the GIC I Hotel for a period of 20 mandatory years starting on the date in which the hotel manager gives notice of receipt of the GIC I Hotel. The GIC I Initial Period commenced on April 1, 2024.

In connection with the contemplated 2031 Notes Restructuring, including the transactions contemplated by the Lock‑Up Agreement dated March 10, 2026, we have entered into the GIC I Hotel Management Agreement (Mondrian) with Ennismore for the operation of the GIC I Hotel, pursuant to which Hyatt Inclusive Collection is expected to be replaced as hotel manager upon satisfaction of the applicable conditions precedent, including the effectiveness of the 2031 Notes Restructuring and the termination of the existing GIC I Hotel Management Agreement. As of the date of this Report, such conditions precedent have not been satisfied and the GIC I Hotel Management Agreement remains in effect.

Accordingly, the summary below describes the material terms of the existing GIC I Hotel Management Agreement with Hyatt Inclusive Collection, which remains the operative hotel management agreement for the GIC I Hotel as of the date of this Report.

•	Key Terms

•
The term of the GIC I Hotel Management Agreement automatically renews for successive five-year extension periods, unless either party notifies the other of its intent not to renew at least 12 (twelve) calendar months prior to the expiration date.

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

•
Hyatt Inclusive Collection may terminate the GIC I Hotel Management Agreement under the following circumstances (each subject to a 30-day cure period): (i) non-payment of fees or reimbursements, (ii) failure to maintain the required operating capital, (iii) insolvency or bankruptcy, (iv) loss of material permits affecting operations, (v) failure to obtain and/or maintain insurance coverage, (vi) interference with Hyatt Inclusive Collection’s operations, and (vii) failure to meet construction milestones. In such events and if Hyatt Inclusive Collection terminates the GIC I Hotel Management Agreement, Operadora GIC I shall pay the following penalties to Hyatt Inclusive Collection:

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

GIC I Hotel Management Agreement (Mondrian)

On April 6, 2026, Operadora GIC I entered into a new hotel management agreement with Ennismore, as hotel manager, and the GIC I Trust, as guarantor, pursuant to which, upon satisfaction of the applicable conditions precedent, Ennismore is expected to operate the GIC I Hotel under the “Mondrian” brand for an initial mandatory term of 20 fiscal years commencing on the opening date (the “GIC I Hotel Management Agreement (Mondrian)”).

The effectiveness of, and commencement of operations by Ennismore under, the GIC I Hotel Management Agreement (Mondrian) is subject to the satisfaction of certain conditions precedent, including (i) the valid termination of the existing GIC I Hotel Management Agreement with Hyatt and (ii) the effectiveness of the 2031 Notes Restructuring in accordance with the Term Sheet. As of the date of this Report, such conditions precedent have not been satisfied and Hyatt continues to operate the GIC I Hotel. The GIC I Hotel Management Agreement (Mondrian) contemplates an opening date no later than September 1, 2026, subject to certain extension rights.

Key Terms

•
The GIC I Hotel Management Agreement (Mondrian) contemplates that, on or about the effective date, Operadora GIC I and Ennismore (or one of its affiliates) will enter into certain ancillary agreements, including: (i) a hotel and residential consultancy services agreement, pursuant to which Operadora GIC I will renovate and convert the GIC I Hotel and the Residential Condos to applicable brand standards; (ii) a brand license and marketing agreement in connection with the marketing and sale of the Residential Condos and the participation of the owners of the Residential Condos in a rental program; and (iii) a residential management agreement, pursuant to which Ennismore will manage, on an exclusive basis, the residential project comprising the Residential Condos.

•
The term of the GIC I Hotel Management Agreement (Mondrian) will automatically renew for up to two additional five-year renewal terms unless either party provides notice of non-renewal at least 180 days prior to the expiration of the initial term or the first renewal term, as applicable.

•
Ennismore will have, in the name and on behalf of Operadora GIC I, the exclusive right to operate, manage and commercialize the GIC I Hotel, subject to the approval rights expressly reserved to Operadora GIC I under the GIC I Hotel Management Agreement (Mondrian).

•
The agreement contemplates that the GIC I Hotel must be operational no later than September 1, 2026, which date may be extended at Operadora GIC I’s option by up to 90 days and, in the event of force majeure, by up to an aggregate of 18 months.

•
The GIC I Hotel will be operated in accordance with the “Mondrian” brand standards, and the Restructuring Project contemplates the conversion of the GIC I Hotel into a hotel with 566 guest rooms and the Residential Condos.

•
Ennismore will be entitled to a base fee equal to 2.0% of total operating revenue of the GIC I Hotel for the first fiscal year, 2.5% for the second fiscal year and 3.0% for each subsequent fiscal year, plus an incentive fee ranging from 0% to 9% of adjusted gross operating profit of the GIC I Hotel based on the operating margin achieved in the applicable fiscal year.

•
Operadora GIC I will also pay certain system fees, including a sales and marketing fee equal to 1.5% of total operating revenue, reservation fees based on booking channel, an AccorConnect fee equal to 0.22% of rooms revenue (subject to an annual cap of €20,000), and loyalty program fees based on eligible guest expenditures.

•
Ennismore (or one of its affiliates) is required to deposit into an escrow account held in the name of the Issuer Trust a financial contribution of U.S.$12,735,000 (the “Access Fee Contribution”) no later than 10 days prior to the opening date. The Access Fee Contribution will amortize over the initial term of the GIC I Hotel Management Agreement (Mondrian) and may be used to fund the termination of the existing Hyatt arrangement and capital expenditures in connection with the Restructuring Project. If the GIC I Hotel Management Agreement (Mondrian) is terminated prior to full amortization (other than as a result of an insolvency default by Ennismore), Operadora GIC I will be required to refund the unamortized portion of the Access Fee Contribution.

•
As a condition to the funding of the Access Fee Contribution, the agreement contemplates that a consent, subordination, non-disturbance and attornment agreement (the “SNDA”) will be entered into among Ennismore, Operadora GIC I and the relevant secured parties under the Indenture and related security documents. The SNDA will prevail over the GIC I Hotel Management Agreement (Mondrian) in the event of inconsistency for so long as the 2031 Notes (or, following effectiveness of the 2031 Notes Restructuring, the New Notes) remain outstanding. In addition, any future security interest granted over the GIC I Hotel or the GIC I Hotel Management Agreement (Mondrian), other than under existing financing arrangements, will be subject to a substantially similar subordination, non-disturbance and attornment arrangement and specified financial ratio requirements.

•	The repayment of the unamortized Access Fee Contribution is guaranteed by the GIC I Trust on a joint and several basis with Operadora GIC I.

•
The GIC I Hotel Management Agreement (Mondrian) contains restrictions on transfers by Operadora GIC I of its rights under the agreement and its interest in the GIC I Hotel and the Beach Club, including requirements that certain transfers be made jointly, that the transferee qualify as an acceptable transferee, and that prior notice be delivered to Ennismore.

•
The agreement includes a radius restriction pursuant to which, during the first 10 fiscal years of the initial term, neither Ennismore nor its affiliates may own, operate, franchise or license another hotel or serviced apartments branded “Mondrian” within 18 kilometers of the GIC I Hotel, subject to specified exceptions.

Termination Events

•
Ennismore may terminate the GIC I Hotel Management Agreement (Mondrian), subject to applicable cure periods, upon specified events of default by Operadora GIC I, including payment defaults, material covenant breaches, material breaches of representations and warranties, insolvency events, breaches under the related hotel and residential consultancy services agreement, failure to meet applicable construction milestones in connection with the Restructuring Project, and sanctions/compliance-related “Prohibited Person” events. In such circumstances, Operadora GIC I may be required to pay (in addition to all accrued amounts and, subject to the terms of the agreement, the unamortized Access Fee Contribution) a termination payment based on the net present value of projected or historical base fees and incentive fees, depending on the timing of termination during the term.

•
Operadora GIC I may terminate the GIC I Hotel Management Agreement (Mondrian), subject to applicable cure periods, upon specified events of default by Ennismore, including material covenant breaches, insolvency events, sanctions/compliance-related “Prohibited Person” events, and certain performance test failures (subject to Ennismore’s cure right through payment of the applicable shortfall). In the event of termination due to an insolvency default by Ennismore, repayment of the unamortized Access Fee Contribution is waived.

Governing Law

The GIC I Hotel Management Agreement (Mondrian) is governed by the laws of Mexico. Disputes arising out of or in connection with the agreement are subject to ICC arbitration seated in Miami, Florida, conducted in English, following a mandatory mediation period.

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

On October 24, 2023, Murano World, as lessee, Arrendadora Finamo, as lessor, and Marcos Sacal Cohen, as depositary, and Edificaciones BVG as joint and several obligor, entered into a lease agreement under which the parties establish the terms and conditions based on which the lessor will grant the lessee the temporary use and enjoyment of the goods, its accessories and spare parts for a specific period, as determined in the annexes (“Finamo Sale and Lease Back Agreement II” and together with the Finamo Sale and Lease Back Agreement I, the “Finamo Sale and Lease Back Agreements”). As of December 31, 2025, Ps.$318.7 million was outstanding under these agreements.

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

As of the date of this Report, Murano World has failed to make certain lease payments due under the Finamo Sale and Lease Back Agreements. As disclosed above, on October 13, 2025, Finamo and Arrendadora Finamo initiated a commercial enforcement proceeding (juicio oral mercantil) against Murano PV, Murano World, Edificaciones BVG, Elías Sacal Cababie, and other related parties (Case No. 1057/2025) before the Twentieth Civil Court for Oral Proceedings (Juzgado Vigésimo de lo Civil de Proceso Oral) of Mexico City, in connection with the alleged failure to make (i) principal and interest payments under the Finamo Loans and (ii) lease payments under the Finamo Sale and Lease Back Agreements. As of the date of this Report, such proceedings are ongoing at the preliminary stage and no final judgment has been issued. On October 13, 2025, the court granted precautionary measures, as well as other interim measures. The Murano Group is contesting such proceedings and is also negotiating definitive settlement agreements Finamo and Arrendadora Finamo regarding a potential negotiated settlement and resolution of these matters in connection with its ongoing debt restructuring efforts.

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

Coppel Lease Agreement

On November 8, 2023, Operadora GIC I, as lessee, Arrendadora Coppel, as lessor, and Murano World, Edificaciones BVG and Elías Sacal Cababie as joint and several obligors, entered into a lease agreement under which the parties establish the terms and conditions based on which the lessor will grant the lessee the temporary use and enjoyment of the goods described in the specific contracts that are signed from time to time by the parties, including of equipment, their accessories and spare parts, and under which, additionally, the lessee will have the obligation to pay to the lessor the rental amount. As of December 31, 2025, Ps.$151.3 million was outstanding under this agreement.

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

As of the date of this Report, Operadora GIC I has failed to make certain lease payments due under the Coppel Lease Agreement. As disclosed above, such failure has not resulted in a formal acceleration of the amounts outstanding thereunder by Arrendadora Coppel as of the date hereof. Currently, Operadora GIC I is in active negotiations with Coppel to restructure or settle the terms of the Coppel Lease Agreement.

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

The GIC I Supervision Agreement is no longer in effect. The services originally contemplated thereunder have been substantially completed, and the Company has subsequently entered into separate guaranteed maximum price construction agreements in connection with the hotel and residential components of the reconfiguration of the GIC I Hotel as part of the contemplated 2031 Notes Restructuring and the Restructuring Project.

Guaranteed Maximum Price Construction Agreement (Hotel Component)

On January 1, 2026, GIC I Trust, as client, and Ideurban, as contractor, entered into a Guaranteed Maximum Price Construction Agreement (the “GIC GMP Construction Agreement (Hotel)”), pursuant to which the parties agreed the terms and conditions under which the contractor will carry out the construction and reconversion works for a Mondrian-branded hotel, consisting of the conversion of an existing property and the opening of 166 guest rooms, in accordance with the standards, guidelines, and technical, architectural and operational specifications designated or approved from time to time by the hotel operator. Such works include the hotel’s common and service areas (such as the lobby, reception, restaurants, bars, meeting and event rooms, administrative areas, back-of-house areas, kitchens, personnel facilities and other complementary installations), together with all works, adaptations, remodeling, installations, equipment and finishes necessary for the proper operation of the hotel.

Key Terms:

•
The GIC GMP Construction Agreement (Hotel) will remain in effect from its execution date until the full performance of all obligations of the parties thereunder and under its annexes. The agreed execution term runs from February 1, 2026 through February 1, 2027, subject to any extensions duly agreed by the parties in accordance with the agreement.

•
The GIC GMP Construction Agreement (Hotel) is subject to a condition precedent (condición suspensiva) consisting of the execution, in definitive and binding terms, of the applicable Hotel Management Agreement with Ennismore or with an entity designated by such operator as its authorized affiliate or assignee. In the event that the condition precedent is not satisfied within the period agreed by the parties, or, in the absence of such agreement, within a reasonable period consistent with the nature of the project, the GIC GMP Construction Agreement (Hotel) shall become null and void by operation of law, without liability to either party and without giving rise to any penalty, indemnification or claim of any nature.

•
As consideration for the full completion of the works, GIC I Trust will pay the contractor a guaranteed maximum price of U.S.$15,000,004.16, inclusive of VAT. The contract price includes all direct and indirect costs and general expenses budgeted to be incurred by the contractor in connection with the performance of the works, and may be modified only through a Change Order issued by GIC I Trust in accordance with the terms of the agreement.

•
The contract price will be paid by GIC I Trust through biweekly estimates, each representing no less than 5% of the total contract price, which will initially be financed by the contractor and become payable following submission of the first two estimates, provided that (i) such estimates have been approved by GIC I Trust in accordance with the work schedule, and (ii) they are accompanied by the progress reports required under the work logbook. From each estimate, GIC I Trust will deduct the proportional amount corresponding to the guarantee fund, equal to 5% of the amount otherwise payable, which will be released upon total completion of the works, technical close-out and delivery of the documentary evidence of compliance with applicable law as set forth in the agreement.

•
In the event of any delay in the commencement of the work schedule, in the progress of the work schedule or in the completion of the works, the contractor will pay GIC I Trust, or GIC I Trust may offset against pending invoices, a delay penalty equal to 2% per week of the value of the delayed works for each week of non-compliance, until the relevant breach ceases. Aggregate contractual penalties may not exceed, jointly or severally, 20% of the total contract value, upon reaching which threshold the agreement will be terminated. In the event of abandonment of the works or termination of the agreement attributable to the contractor, the contractor will pay GIC I Trust a penalty equal to 20% of the contract price.

•
The contractor will provide, through its subcontractors, the guarantees applicable to the performance of its obligations under the agreement, which must be delivered within ten (10) business days following execution of the agreement, to the satisfaction of GIC I Trust.

•
Ideurban has, among others, the following obligations: (i) to perform the construction works in strict compliance with applicable construction regulations and the standards, guidelines and specifications designated by the hotel operator; (ii) to obtain, at its own responsibility and cost, all permits and licenses necessary for the execution of the works; (iii) to provide, at its sole cost and expense, all materials, labor, resources and equipment required for the incorporation, performance, execution and installation of all elements of the works, whether expressly described or reasonably inferable from the contract documents; (iv) to maintain at the work site a project manager and qualified supervisor during execution of the works; (v) to assume, at its sole cost and expense, all obligations for the payment of taxes, salaries, social security contributions, INFONAVIT, SAR, payroll tax and all labor benefits and obligations owed to its personnel and the personnel of its subcontractors; (vi) to perform the works in accordance with applicable environmental legislation, including the handling of hazardous materials and waste in compliance with applicable regulations; and (vii) to guarantee the quality and use of the works and remedy any defects, hidden defects and imperfections during a 12-month warranty period commencing on the date of total completion of the works.

Termination Events:

•
The GIC GMP Construction Agreement (Hotel) will terminate upon the execution by the parties of the Acceptance Certificate of Totally Completed Works, upon termination by GIC I Trust for cause, upon early termination by GIC I Trust upon five (5) calendar days’ prior notice, upon total or partial suspension ordered by GIC I Trust, or upon the occurrence of a force majeure event lasting more than 30 calendar days that prevents the construction or development of the works.

•
Among others, the following will constitute events of default by Ideurban: (i) failure to commence the construction works within fifteen (15) business days following the written notice to proceed issued by GIC I Trust; (ii) failure to substantially complete the works within the term set forth in the agreement; (iii) unjustified delay exceeding fifty (50) calendar days in any milestone set forth in the Work Program; (iv) accrual of contractual penalties equal to 20% of the contract price; (v) failure to timely comply with any obligation under the agreement or its annexes; (vi) subcontracting of the entirety of the works without the prior consent of GIC I Trust; (vii) bankruptcy, insolvency, dissolution or liquidation; (viii) failure to obtain or maintain the required insurance policies; (ix) suspension of the execution of the works for reasons other than force majeure events or those specifically provided in the agreement; (x) strike by the contractor’s workers or those of its subcontractors; (xi) failure to comply with social security, INFONAVIT and payroll tax obligations; (xii) violation of applicable laws; (xiii) payment by the contractor of indemnification amounts equal to 100% of the contract price; and (xiv) failure to comply with the requirements and requests of the external advisor designated by GIC I Trust.

Governing Law:

•
The GIC GMP Construction Agreement (Hotel) is governed by the laws of Mexico. The parties are subject to the mediation procedure set forth in the agreement and, if the dispute remains unresolved, to the applicable laws and jurisdiction of the federal courts of Mexico City, waiving any other jurisdiction that may otherwise correspond to them.

Guaranteed Maximum Price Construction Agreement (Residential Condos Component)

On January 1, 2026, GIC I Trust, as client, and Ideurban, as contractor, entered into a Guaranteed Maximum Price Construction Agreement (the “GIC GMP Construction Agreement (Residential)”), pursuant to which the parties agreed the terms and conditions under which the contractor will carry out the adaptation and rehabilitation works for the construction of a residential project comprising 328 residential apartments in Cancún, Quintana Roo, including common areas and spaces (such as lobbies, amenity areas, multi-purpose rooms, gyms, recreational areas, green areas, swimming pools, terraces, service areas, storage areas and other complementary facilities, including commercial or service areas as contemplated in the project).

Key Terms:

•
The GIC GMP Construction Agreement (Residential) will remain in effect from its execution date until the full performance of all obligations of the parties thereunder and under its annexes. The agreed execution term runs from January 1, 2026 through July 1, 2027, subject to any extensions duly agreed by the parties in accordance with the agreement.

•
The GIC GMP Construction Agreement (Residential) is subject to a condition precedent (condición suspensiva) consisting of the execution, in definitive and binding terms, of the applicable Hotel Management Agreement with Mondrian or with an entity designated by such operator as its authorized affiliate or assignee. In the event that the condition precedent is not satisfied within the period agreed by the parties thereto, or, in the absence of such agreement, within a reasonable period consistent with the nature of the project, the GIC GMP Construction Agreement (Residential) shall become null and void by operation of law, without liability to either party and without giving rise to any penalty, indemnification or claim of any nature.

•
As consideration for the full completion of the works, GIC I Trust will pay the contractor a guaranteed maximum price of U.S.$42,700,238.00, inclusive of VAT. The contract price includes all direct and indirect costs and general expenses budgeted to be incurred by the contractor in connection with the performance of the works, and may be modified only through a Change Order issued by GIC I Trust in accordance with the terms of the agreement.

•
The contract price will be paid by GIC I Trust through biweekly estimates, each representing no less than 5% of the total contract price, which will initially be financed by the contractor and become payable following submission of the first two estimates, provided that (i) such estimates have been approved by GIC I Trust in accordance with the work schedule, and (ii) they are accompanied by the progress reports required under the work logbook. From each estimate, GIC I Trust will deduct the proportional amount corresponding to the guarantee fund, equal to 5% of the amount otherwise payable, which will be released upon total completion of the works, technical close-out and delivery of the documentary evidence of compliance with applicable law as set forth in the agreement.

•
In the event of any delay in the commencement of the work schedule, in the progress of the work schedule or in the completion of the works, the contractor will pay GIC I Trust, or GIC I Trust may offset against pending invoices, a delay penalty equal to 2% per week of the value of the delayed works for each week of non-compliance, until the relevant breach ceases. Aggregate contractual penalties may not exceed, jointly or severally, 20% of the total contract value, upon reaching which threshold the agreement will be terminated. In the event of abandonment of the works or termination of the agreement attributable to the contractor, the contractor will pay GIC I Trust a penalty equal to 20% of the contract price.

•
The contractor will provide, through its subcontractors, the guarantees applicable to the performance of its obligations under the agreement, which must be delivered within ten (10) business days following execution of the agreement, to the satisfaction of GIC I Trust.

•
Ideurban has, among others, the following obligations: (i) to perform the construction works in strict compliance with applicable construction regulations; (ii) to obtain, at its own responsibility and cost, all permits and licenses necessary for the execution of the works; (iii) to provide, at its sole cost and expense, all materials, labor, resources and equipment required for the incorporation, performance, execution and installation of all elements of the works, whether expressly described or reasonably inferable from the contract documents; (iv) to maintain at the work site a project manager and qualified supervisor during execution of the works; (v) to assume, at its sole cost and expense, all obligations for the payment of taxes, salaries, social security contributions, INFONAVIT, SAR, payroll tax and all labor benefits and obligations owed to its personnel and the personnel of its subcontractors; (vi) to perform the works in accordance with applicable environmental legislation, including the handling of hazardous materials and waste in compliance with applicable regulations; and (vii) to guarantee the quality and use of the works and remedy any defects, hidden defects and imperfections during a 12-month warranty period commencing on the date of total completion of the works.

Termination Events:

•
The GIC GMP Construction Agreement (Residential) will terminate upon the execution by the parties of the Acceptance Certificate of Totally Completed Works, upon termination by GIC I Trust for cause, upon early termination by GIC I Trust upon five (5) calendar days’ prior notice, upon total or partial suspension ordered by GIC I Trust, or upon the occurrence of a force majeure event lasting more than 30 calendar days that prevents the construction or development of the works.

•
Among others, the following will constitute events of default by Ideurban: (i) failure to commence the construction works within fifteen (15) business days following the written notice to proceed issued by GIC I Trust; (ii) failure to substantially complete the works within the term set forth in the agreement; (iii) unjustified delay exceeding fifty (50) calendar days in any milestone set forth in the Work Program; (iv) accrual of contractual penalties equal to 20% of the contract price; (v) failure to timely comply with any obligation under the agreement or its annexes; (vi) assignment of its rights or obligations, or subcontracting of the entirety of the works, without the prior consent of GIC I Trust; (vii) bankruptcy, insolvency, dissolution or liquidation; (viii) failure to obtain or maintain the required insurance policies; (ix) suspension of the execution of the works for reasons other than force majeure events or those specifically provided in the agreement; (x) strike by the contractor’s workers or those of its subcontractors; (xi) failure to comply with social security, INFONAVIT and payroll tax obligations; (xii) violation of applicable laws; (xiii) payment by the contractor of indemnification amounts equal to 100% of the contract price; and (xiv) failure to comply with the requirements and requests of the external advisor designated by GIC I Trust.

Governing Law:

•
The GIC GMP Construction Agreement (Residential) is governed by the laws of Mexico. The parties are subject to the mediation procedure set forth in the agreement and, if the dispute remains unresolved, to the applicable laws and jurisdiction of the federal courts of Mexico City, waiving any other jurisdiction that may otherwise correspond to them.

GIC I Master Construction Agreement

On January 25, 2019, Edificaciones BVG entered into a construction agreement with the GIC I Trust (the “GIC I Master Construction Agreement”).

Arising from the Termination Agreement dated as of January 1, 2026, the GIC I Master Construction Agreement is no longer in effect. The construction works originally contemplated thereunder have been substantially completed, and the Company has subsequently entered into separate guaranteed maximum price construction agreements in connection with the hotel and residential components of the reconfiguration of the GIC I Hotel as part of the contemplated 2031 Notes Restructuring and the Restructuring Project.

GIC II

GIC II Hotel

Under the previous development plan, Murano intended to develop another hotel as part of phase two of the GIC Complex, the GIC II Hotel. Accordingly, Murano previously entered into the GIC II Hotel Management Agreement for the operation of the GIC II Hotel; however, in light of recent market developments and the Company’s strategic focus on residential development and commercialization, Murano has halted the development of the GIC II Hotel in order to prioritize the GIC Condominiums. The Company intends to terminate the GIC II Hotel Management Agreement in connection with the contemplated 2031 Notes Restructuring. As a result, the GIC II Hotel Management Agreement may be amended or terminated in connection with the implementation of the 2031 Notes Restructuring.

GIC II Hotel Management Agreement

On August 23, 2021, Operadora GIC II entered into a hotel management agreement with AMR Operaciones MX, S. de R.L. de C.V. (Hyatt Inclusive Collection), as hotel manager, pursuant to which the hotel manager will operate the GIC II Hotel for a period of 15 mandatory years starting on the date on which the hotel manager gives notice of receipt of the GIC II Hotel or February 1, 2024, whatever occurs later, with the possibility of a subsequent five year extension (as amended, supplemented or otherwise modified from time to time). The effectiveness of the GIC II Hotel Management Agreement is subject to the satisfaction of certain conditions precedent, including obtaining the financing for the development of the IGC II Hotel. Murano has not yet commenced the process of securing such financing.

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

GIC Complex’s Adjacent Amenities

GIC World Trade Center Sublicense Agreement

On January 15, 2020, the GIC I Trust entered into a sublicense agreement with Frana Management, S.A.P.I. de C.V. (“Frana”), pursuant to which Frana granted the GIC I Trust an exclusive sublicense for the use and exploitation of the following trademarks: (i) World Trade Center Cancun, (ii) WTC Cancun, and (iii) the logo (the “Sublicensed Property”) for a period of 10 years starting on the date on which the conditions precedent referred below are fulfilled (the “GIC World Trade Center Sublicense Agreement”).

The GIC World Trade Center Sublicense Agreement was early terminated after the conditions for termination were met, namely: (i) the Company failed to commence use of the sublicensed property within four (4) years following the effective date of the agreement; and (ii) the Company failed to make the corresponding IP-related payments. Such termination was effected without liability to either party, and the parties remain open to negotiating and entering into a new agreement in the future.

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

As discussed under “Item 4.A—Recent Developments—Potential Corporate Reorganization,” following the completion of the contemplated debt restructuring, management has considered a potential corporate reorganization, and any such reorganization may involve transactions between affiliated entities, subject to applicable approvals and definitive documentation. Any such corporate reorganization has not been finalized and may not be pursued or consummated. Accordingly, the description of our current operations in this Item 4.B reflects the Group’s existing portfolio and business as of the date of this Report.

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

•
Mondrian Hotel: the Mondrian Mexico City Condesa operated by Accor, is part of the Insurgentes 421 Hotel Complex in Mexico City. Completed in 2022 and has been operational since the first quarter of 2023, the Mondrian Hotel has 183 rooms and several amenities, including “Distrito Mondrian” meeting rooms, a “Terraza” bar and a “Flower Shop” coffee shop.

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

The Grand Island Beach Club is part of the GIC Complex in Cancun and commenced operations in April 2024. The Beach Club provides services to the Vivid Hotel and will provide services to other hotel and/or hospitality components within the GIC Complex from time to time, including any future hotels, Residential Condos or other components that may be developed or reconfigured as part of the contemplated 2031 Notes Restructuring.

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

The GIC Complex has historically been described as being developed in two phases. Phase one was initially planned to include 1,016 hotel rooms under two brands: (i) 400 rooms, which are operational under the “Vivid” brand, an adults-only concept, and (ii) 616 rooms, which were planned to operate under the “Dreams” brand, a family-friendly offering. The timing and scope of the Phase one buildout, including any opening timeline for the Dreams component, have been subject to ongoing review and will be modified and terminated in connection with the contemplated 2031 Notes Restructuring and the related project reconfiguration described below.

The World Trade Center development project previously contemplated as part of the GIC Complex is no longer being pursued following the termination of the related sublicense agreement. See “Item 4.A—Recent Developments—World Trade Center Sublicense Agreement.”

The Group is currently conducting a strategic review of the GIC I Hotel and the broader GIC Complex. While prior plans contemplated the full buildout of 1,016 hotel rooms, the Term Sheet contemplates the Restructuring Project as a reconfiguration of the GIC Complex (including a hotel with 566 guest rooms and up to 328 Residential Condos). In addition, in connection with the contemplated 2031 Notes Restructuring, we have entered into the GIC I Hotel Management Agreement (Mondrian) with Ennismore for the operation of the GIC I Hotel, pursuant to which Hyatt is expected to be replaced as operator upon satisfaction of the applicable conditions precedent, including the effectiveness of the 2031 Notes Restructuring and the termination of the existing GIC I Hotel Management Agreement with Hyatt.

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

Net (loss) profit for the period

Net (loss) profit for the period represents the total earnings or income generated by our business. Management uses net income to analyze the performance of our business on a combined basis.

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

EBITDA and Adjusted EBITDA

EBITDA, presented herein, is a financial measure that is not recognized under IFRS and reflects net (loss) profit for the period, excluding interest expense, income taxes and depreciation and amortization. We consider EBITDA to be a useful measure of operating performance, due to the significance of our long-lived assets and level of indebtedness.

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

Our operating results for the years ended December 31, 2025, 2024 and 2023 are not indicative of future operating results.

Year ended December 31, 2025 Compared to Year ended December 31, 2024

Consolidated and Combined statements of profit or loss and other comprehensive income data

	For the year ended December 31
	2025	2024
	(In Mexican Pesos)
Revenue	$1,140,545,581	729,953,807
Direct and selling, general and administrative expenses:
Employee Benefits	401,778,649	325,521,012
Food & Beverage and service cost	197,024,058	98,441,323
Sales commissions	33,768,039	37,592,689
Management fees operators	49,833,623	23,928,681
Depreciation and amortization	288,435,624	329,768,815
Property tax	10,142,579	12,444,214
Fees	141,418,293	151,697,897
Administrative fees	4,959,645	17,540,773
Maintenance and conservation	86,739,866	52,727,323
Utility expenses	65,615,925	67,542,771
Advertising	48,724,597	53,064,373
Donations	5,557,586	7,842,770
Insurance	46,691,939	35,771,206
Software	1,455,708	6,948,956
Cleaning and laundry	11,714,562	11,301,594
Bank commissions	36,171,936	31,109,553
Replacement reserve (FF&E & OS&E)	35,351,511	9,284,517
Operating supplies and equipment	467,571	21,804,534
Other costs	84,880,479	98,197,243
Total direct and selling, general and administrative expenses	1,550,732,190	1,382,530,244
Other income	83,781,863	190,235,287
Other expenses	(2,158,802)	(5,474,442)
Listing expense	-	(917,366,970)
Gain (loss) on revaluation of investment property	75,000,000	239,508,510
Change in fair value of financial derivative instruments	-	(43,348,480)
Change of fair value of warrants	63,526,324	(51,946,426)
Change in fair value of financial crypto assets	1,040,259	-
Exchange rate (loss) income, net	1,354,424,857	(1,492,245,569)
Interest income	14,403,106	34,942,822
Interest expense	(1,465,110,800)	(797,018,177)
Loss before income taxes	(285,279,802)	(3,495,289,882)
Income taxes	2,899,267	(72,675,696)
Net loss for the period	$(282,380,535)	(3,567,965,578)

Revenue: Revenue amounted to Ps.$1,140.5 million for the year ended December 31, 2025, an increase of Ps.$410.6 or 56.2% from Ps.$730.0 million from the year ended December 31, 2024. The increase is mainly attributable to growth of operations of the Vivid Hotel, also known as the ramp-up period, which generated revenue of Ps.$561.5 million. The remaining increase is mainly related to the continuing operations of the Andaz Hotel and the Mondrian Hotel, which amounted to Ps.$412.5 million for the year ended December 31, 2025, compared to Ps.$ 296.2 million for the year ended December 31, 2024, and Ps.$192.8 million for the year ended December 31, 2025, compared to Ps.$ 168.1 million for the year ended December 31, 2024, respectively. The Vivid hotel’s revenue during 2025 was Ps.$561.5 million, comprising: (1) 81.3% package income, and (2) 18.7% non-package income. The Andaz hotel’s revenue during 2025 was Ps.$412.5 million, comprising: (1) 66.2% room income, (2) 28.2% food and beverage income, and (3) 5.6% other income. The Mondrian Hotel´s revenue during 2025 was Ps.$192.8 million, comprising (1) 83.9% room income, (2) 13.0% food & beverage income, and (3) 3.1% other income.

Employee Benefits: Employee benefits amounted to Ps.$401.8 million for the year ended December 31, 2025, an increase of Ps.$ 76.3 or 23.4% from the year ended December 31, 2024. The increase is mainly attributable to increase in payroll related expenses since the commencement of hotel operations of the Vivid hotel in April 2024, now reflecting its natural ramp up period growth. Our employee benefits cost of sales consisted of salaries of Ps.$357.0 million for the year ended December 31, 2025, an increase of Ps.$11.6 million compared to Ps.$345.4 million for the year ended December 31, 2024; social security and employee food expenses represented the remaining Ps.$44.8 million for the year ended December 31, 2025, a decrease of Ps.$12.5 million compared to Ps.$57.3 million for the year ended December 31, 2024.

Food & Beverage and service cost: Food & beverage and service cost amounted to Ps.$ 197.0 million for the year ended December 31, 2025, an increase of Ps.$ 98.6 million or 100.1% from Ps.$ 98.4 million for the year ended December 31, 2024. The increase is food & beverage and service cost is mainly attributable to the natural growth in operations of the Vivid hotel, following its ramp-up period after its commencement of operations in April 2024. The Vivid hotel food & beverage and service cost for the year ended December 31, 2025 was of Ps.$95.4 million, an increase of Ps.$50.7 million compared to Ps.$62.8 million for the year ended December 31, 2024. The Andaz Hotel food & beverage and service cost for the year ended December 31, 2025 was of Ps.$66.7 million, an increase of Ps.$41.1 million compared to Ps.$25.6 million for the year ended December 31, 2024. The Mondrian Hotel food & beverage and service cost for the year ended December 31, 2025 was of Ps.$16.2 million, an increase of Ps.$6.2 million compared to Ps.$10.0 million for the year ended December 31, 2024.

Sales commissions: Sales commissions amounted to Ps.$33.8 million for the year ended December 31, 2025 as compared to Ps.$37.6 million for the year ended December 31, 2024. The decrease corresponds mainly to better terms achieved in the commissions incurred for services provided by independent online travel agencies such as Expedia and Booking. The amounts attributable to the Vivid Hotel is Ps.$16.0 million; for the Andaz Hotel is Ps.$13.5 million; and for the Mondrian Hotel is Ps.$4.3 million.

Management fees operators: Management fees operators amounted to Ps.$49.8 million for the year ended December 31, 2025, which relates to management services provided by Hyatt and Accor. Vivid Hotel incurred in Ps.$22.6 million, while Andaz Hotel incurred in Ps.$21.4 million, and Mondrian Hotel incurred Ps.$5.8 million.

Depreciation and amortization: Depreciation and amortization amounted to Ps.$288.4 for the year ended December 31, 2025, a decrease of Ps.$31.3 million from the year ended December 31, 2024. The depreciation and amortization amounted to Ps.$237.2 million for property and equipment and Ps.$50.6 million for right of use assets, respectively. The decrease in depreciation and amortization is mainly due to the Insurgentes 421 Hotel Complex having achieved full useful life for its OS&E assets during the twelve-month period ended December 31, 2024. Additionally, the Insurgentes 421 Hotel Complex did not experience any changes in value since prior periods, thus downward pressuring its depreciation and amortization account.

Property tax: Property tax amounted to Ps.$10.1 for the year ended December 31, 2025, a decrease of Ps.$2.3 million or 18.5% from Ps.$ 12.4 million for the year ended December 31, 2024. The decrease in the property tax is mainly attributable to the Insurgentes 421 Hotel Complex. The decrease relates to a one-time Ps.6.0 million property tax paid to the Mexico City Secretary of Administration and Finance, during 2022, which in time reflected decreased property tax for the subsequent next periods.

Fees: Fees amounted to Ps.$141.4 for the year ended December 31, 2025, a decrease of Ps.$10.3 or 6.8% from Ps.$151.7 million for the year ended December 31, 2024. The total fees amount is mainly related to the professional services in relation with the restructuring agreement for the Rated Notes (issued on September 12, 2024), for which an agreement was agreed in subsequent periods (announced March 10, 2026).

Administrative fees: Administrative fees amounted to Ps.$5.0 million for the year ended December 31, 2025, a decrease of Ps.$12.6 million or 71.7% from Ps.$ 17.5 million for the year ended December 31, 2024. The decrease is mainly related to cost efficiencies achieved by the Vivid hotel during the twelve-month period ended December 31, 2025, per economies of scale achieved by its expected course of operations following its ramp up period after its commencement of operations on April 12, 2024.

Maintenance and conservation: Maintenance and conservation amounted to Ps.$86.7 million for the year ended December 31, 2025, an increase of Ps.$34.0 million or 64.5% from Ps.$ 52.7 the year ended December 31, 2024. This expense increase is attributable mostly to maintenance and conservation expenses incurred by the Andaz and Mondrian hotel complex, mainly related to general maintenance totalling Ps.$32.9 million, engineering services amounting to Ps.$8.1 million, and network related services for Ps.$3.9 million. Maintenance and conservation expense for Vivid Hotel Complex for the year ended December 31, 2025, is Ps$31.9 million. Additional Andaz and Mondrian Hotel Complex´s maintenance and conservation expense amounted to Ps.$9.9 million.

Utility expenses: Utility expenses amounted to Ps.$65.6 million for the year ended December 31, 2025, a decrease of Ps.$1.9 or 2.9% from Ps.$67.5 million for the year ended December 31, 2024. The decrease is mainly related to cost efficiencies achieved by the Andaz and Mondrian hotel complex.

Advertising: Advertising amounted to Ps.$48.7 million for the year ended December 31, 2025, a decrease of Ps.$4.3 or 8.2% from Ps.$53.1 million for the year ended December 31, 2024. The decrease is mainly related to reduced advertising efforts for the Vivid Hotel, per its natural strategic course of operations, for which the twelve-month period ended December 31, 2024, saw an increased advertising investment related to the commencement of operations of the Vivid Hotel in April 2024.

Donations: Donations amounted to Ps.$5.6 million for the year ended December 31, 2025, a decrease of Ps.$2.3 million or 29.1% from Ps.$7.8 million for the year ended December 31, 2024. The decrease is mainly related to a special donation granted to the UNICEF International Council to support the transformation of education in Mexico that amounted for PS.$7.8 million during the twelve-month period ended December 31, 2024.

Insurance: Insurance amounted to Ps.$46.7 million for the year ended December 31, 2025, an increase of Ps.$10.9 or 30.5% from Ps.$35.8 million for the year ended December 31, 2024. The increase is mainly related to the increased operations of the Vivid Hotel per its ramp up period following its commencement of operations of the Vivid Hotel in April 2024; the Vivid Hotel Complex insurance expense amounted to Ps.$33.2 million for the year ended December 31, 2025, an increase of Ps.$16.8 from Ps.$16.4 million for the year ended December 31, 2024.

Software: Software amounted to Ps.$1.5 million for the year ended December 31, 2025, a decrease of Ps.$5.5 million or 79.1% from the year ended December 31, 2024. The decrease is mainly related to the Vivid Hotel’s structural preparations carried on during the twelve-month period ended December 31, 2024, for its commencement of operations of the Vivid Hotel in April 2024; the Vivid Hotel software expense amounted to Ps.$0.0 million for the year ended December 31, 2025.

Cleaning and laundry: Cleaning and laundry amounted to Ps.$11.7 million for the year ended December 31, 2025, an increase of Ps.$0.4 million or 3.7% from the year ended December 31, 2024. The increase is mainly related to the increased operations of the Vivid Hotel per its ramp up period following the commencement of operations of the Vivid Hotel in April 2024.

Bank commissions: Bank fees amounted to Ps.$36.2 million for the year ended December 31, 2025, an increase of Ps.$5.1 million or 16.3% from Ps.$31.1 million for the year ended December 31, 2024. The increase is mainly related to the increased operations of the Vivid Hotel per its ramp up period following its commencement of operations of the Vivid Hotel in April 2024; the Vivid Hotel’s bank commissions expense amounted to Ps.$10.6 million for the year ended December 31, 2025.

Replacement reserve (FF&E & OS&E): Replacement reserve (FF&E & OS&E) amounted to Ps.$35.4 million for the year ended December 31, 2025, as compared to Ps.$9.3 million for the year ended December 31, 2024. The increase corresponds mainly to the increased (ramp up) operations of the Andaz, Mondrian, and the Vivid hotel after its inaugural full year of operations. The amounts attributable to the Vivid Hotel is Ps.$21.2 million; for the Andaz Hotel is Ps.$8.3 million; and for the Mondrian Hotel is Ps.$5.8 million.

Operating supplies and equipment: Operating supplies and equipment amounted to Ps.$0.5 million for the year ended December 31, 2025, a decrease of Ps.$21.3 million or 97.9% from Ps.$21.8 million for the year ended December 31, 2024. The decrease in operating supplies and equipment corresponds to expenses incurred in relation to the opening of the Vivid Hotel in 2024.

Other costs: Other costs amounted to Ps.$84.9 million for the year ended December 31, 2025, a decrease of Ps.$13.3 million or 13.6% from Ps.$98.2 million for the year ended December 31, 2024. The other costs account is mainly comprised of the amortization of credit-related expenses amounting to Ps$30.3 million, and operations-related information systems expenses amounting to Ps.$9.4 million.

Other income: Other income amounted to Ps.$83.8 million for the year ended December 31, 2025, a decrease of Ps.$106.5 million or 56.0% from Ps.$190.2 million for the year ended December 31, 2024. The decrease is mainly attributed to a gain in disposal of fixed assets during the twelve-month period ended December 31, 2024, and a cancellation of fees payable following a final settlement reached with a service provider in December of 2025.

Gain (loss) on revaluation of investment property: The gain on revaluation of investment property amounted to Ps.$75.0 million for the year ended December 31, 2025. The result of the twelve-month period ended December 31, 2025, is mainly related to an increase in the value determined by the external appraisers in U.S. dollars, and the currency conversion effect resulting from the appreciation of the Mexican peso against the U.S. dollar during for the year ended December 31, 2025.

Changes in fair value of warrants: Changes in fair value of warrants amounted to a gain of Ps.$63.5 million for the year ended December 31, 2025, an increase of Ps.$115.5 million or -222.3% from a loss of Ps.$51.9 million for the year ended December 31, 2024. due to favorable movements in the share price during the twelve-month period ended December 31, 2025.

Changes in fair value of crypto assets: Changes in fair value of crypto assets amounted to a gain of Ps.$1.0 million for the year ended December 31, 2025, due to favorable movements in the underlying bitcoin investment assets held during the period. Prior to the year period ended December 31, 2025, the Company did not possess nor managed any type of crypto asset.

Exchange rate (loss) income, net: Exchange (loss) income, net, amounted to a gain of Ps.$1,354.4 million for the year ended December 31, 2025, an increase of Ps.$2,846.6 million or -190.8% from the year ended December 31, 2024. The increase in Exchange rate (loss) income, net, was attributable to the appreciation of the Mexican peso against the U.S. dollar for the year ended December 31, 2025, compared to the year ended December 31, 2024

Interest income: Interest income amounted to Ps.$14.4 million for the year ended December 31, 2025, a decrease of Ps.$20.5 million or -58.8% from Ps.$34.9 million from the year ended December 31, 2024. The decrease in interest income was attributable mainly to the decrease in interest bearing assets, in addition to lower reference interest rates during the twelve-month period ended December 31, 2025, compared to the twelve-month period ended December 31, 2024.

Interest expense: Interest expense amounted to Ps.$1,434.8 million for the year ended December 31, 2025, an increase of Ps.$637.8 million or 80.0% from the year ended December 31, 2024. The increase is mainly related to the Senior Notes issued September 2024, for which two semi-annual coupon payments were executed during the twelve-month period ended December 31, 2025.

Income taxes: Income tax benefit amounted to Ps.$2.9 million for the year ended December 31, 2025, a change of Ps.$75.6 million or -103.9% from an income tax expense of Ps.$72.7 million for the year ended December 31, 2024. This increase is mainly attributable to the utilization of tax losses carryforward generated in prior years.

Net (loss) profit for the period: For the reasons outlined above, the Murano Group recorded a net loss of Ps.$282.4 million for the year ended December 31, 2025, an increase of Ps.$3,285.6 million, as compared to a net loss of Ps.$3,568.0 million for the year ended December 31, 2024.

Year ended December 31, 2024 Compared to Year ended December 31, 2023

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

Administrative fees: Administrative fees amounted to Ps.$17.5 million for the year ended December 31, 2024, an increase of Ps.$1.4 million or 8.6% from Ps.$16.1 million for the year ended December 31, 2023. The increase is mainly related to the commencement of operations of the Vivid Hotel in April, 2024; Administrative fees for the Vivid Hotel for the year ended December 31, 2024 amounted to Ps.$1.6 million, compared to Ps.$0.0 million for the year ended December 31, 2023.Maintenance and conservation: Maintenance and conservation amounted to Ps.$52.7 million for the year ended December 31, 2024, an increase of Ps.$43.1 million or 444.9% from Ps.$9.7 million the year ended December 31, 2023. This expense increase is attributable mostly to the commencement of operations of the Vivid Hotel in April 2024. Prior to its opening, the Vivid Hotel incurred in maintenance and conservation expenses mostly related to minor fixes of installations and equipment. Maintenance and conservation expense for Vivid Hotel Complex for the year ended December 31, 2024 is Ps.$18.8 million. Additionally, the Andaz and Mondrian Hotel Complex´s maintenance and conservation expense amounted to Ps.$28.2 million, mostly attributable to engineering services and water-and-sewage related maintenance and conservation, which amounted to Ps.$16.0 million and Ps.$2.3 million respectively. Utility expenses: Utility expenses amounted to Ps.$67.5 million for the year ended December 31, 2024, an increase of Ps.$55.7 million or 472.1% from Ps.$11.8 million for the year ended December 31, 2023. This expense increase is mainly attributable to the commencement of operations of the Vivid Hotel in April 2024. Utility expenses for the Vivid Hotel for the year ended December 31, 2024 amounted to Ps.$30.6 million.

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

Other Financial Data

	For the year ended December 31
	2025	2024	Ps. Change
	(in Mexican pesos)
EBITDA(1)	1,468,266,622	(2,378,502,890)	3,846,769,512
Adjusted EBITDA(2)	1,468,266,622	(2,313,741,968)	3,782,008,590

(1)
We define EBITDA as a measure that reflects net (loss) profit for the period, excluding interest expense, income taxes, depreciation and amortization. The following table reconciles our net (loss) profit for the period for the period, our most directly comparable measure under IFRS, to EBITDA:

	For the Year Ended December 31		Variance
	2025	2024	Ps. Change	% Change
	(in Mexican pesos)
Net (loss) for the period	(282,380,535)	(3,567,965,578)	3,285,585,043	(92.1)%
Add (deduct):
Income taxes	(2,899,267)	72,675,696	(75,574,963)	(103.9)%
Interest expenses	1,465,110,800	797,018,177	668,092,623	83.8%
Depreciation and amortization	288,435,624	319,768,815	(31,333,191)	(9.8)%
EBITDA	1,468,266,622	(2,378,502,890)	3,846,769,512	(161.7)%
Transaction related expenses	-	64,760,922	(64,760,922)	(100.0)%
Adjusted EBITDA	1,468,266,622	(2,313,741,968	3,782,008,590	(163.5)%

(2)	We defined Adjusted EBITDA as EBITDA further adjusted to exclude transaction-related expenses derived from the Business Combination. The following table reconciles Adjusted EBITDA to EBITDA:

	For the Year Ended December 31		Variance
	2024	2023	Ps. Change	% Change
	(in Mexican pesos)
Net profit (loss) for the period	(3,567,965,578)	57,792,921	(3,625,758,499)	(6237.7)%
Add (deduct):
Income taxes	72,675,696	(52,130,224)	124,805,920	(239.4)%
Interest expense	797,018,177	303,746,643	493,271,534	162.4%
Depreciation and amortization	319,768,815	135,498,890	184,269,925	136.0%
EBITDA	(2,378,502,890)	444,908,230	(2,823,411,120)	(634.6)%

	For the year ended December 31		Variance
	2024	2023	Ps. Change	% Change
	(in Mexican pesos)
EBITDA	(2,378,502,890)	444,908,230	(2,823,411,120)	(634.6)%
Transaction related expenses	64,760,922	56,005,510	8,755,412	15.6%
Adjusted EBITDA	(2,313,741,968)	500,913,740	(2,814,655,708)	(561.9)%

Operating Data
	For the Year Ended December 31, 2025
	RevPAR(1)	ADR(2)	Occupancy(3)
	(in Mexican Pesos)%
Andaz Hotel	$3,514	$4,614	76.2
Mondrian Hotel	$2,425	$3,710	52.5
Vivid Hotel	$3,120	$4,540	68.7

Operating Data
	For the Year Ended December 31, 2024
	RevPAR(1)	ADR(2)	Occupancy(3)
	(in Mexican Pesos)%
Andaz Hotel	$2,393	$4,085	58.6
Mondrian Hotel	$2,511	$3,710	52.2
Vivid Hotel	$2,053	$3,834	53.6

(1)	We calculate RevPAR by dividing hotel room revenue by room nights available to guests for a given period.

(2)	ADR represents hotel room revenue divided by the total number of room nights sold in a given period.

(3)	Occupancy represents the total number of room nights sold divided by the total number of room nights available at a hotel or group of hotels.

	For the Year Ended December 31, 2023
	RevPAR	ADR	Occupancy
	(in Mexican Pesos)%
Mondrian Hotel(1)	$2,511	$3,710	52.2

(1)	The revenue metrics are presented only for the Mondrian Hotel as it was the only hotel in operation as of December 31, 2023.

B.	Liquidity and Capital Resources

Overview

Since our inception, we have financed our development projects and operations primarily from capital contributions from our shareholders and borrowings under different financing arrangements. As of December 31, 2025, our total debt was Ps.$10,719.6 million (US$597.1 million). Since then, we have not incurred in additional indebtedness.

We currently estimate the total remaining development and construction costs of the Projects to be completed to be approximately U.S.$670 million. These are preliminary estimates and while we believe that our overall budget for the construction costs for these properties is reasonable as of the date of this Report, these costs are only estimates, and the actual final costs to develop may be significantly higher than expected.

We currently expect that the Business Combination, together with borrowings under our existing financings and issuance of the 2031 Notes, will not be sufficient to fund the currently foreseeable budget of our property development projects and/or otherwise be sufficient to fulfill our business strategy. Therefore, we will need additional capital in the future. Our ability to obtain bank financing or to access the capital markets for future debt or equity offerings may be limited by our financial condition, results of operations or other factors, such as our credit rating or outlook at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions and contingencies and uncertainties that are beyond our control. Therefore, we cannot assure you that we will be able to obtain additional capital and/or that we will be able to obtain bank financing or access the capital markets on commercially reasonable terms or at all; for further details, see “Note 2c—Basis of preparation in the Murano Group Combined Financial Statements.”

In addition, as discussed under “Item 4.A—Recent Developments—Potential Corporate Reorganization,” following the completion of the contemplated debt restructuring, management has considered a potential corporate reorganization, and any such reorganization may involve transactions between affiliated entities, subject to applicable approvals and definitive documentation. Any such corporate reorganization has not been finalized and may not be pursued or consummated, and there can be no assurance that it would achieve the intended objectives. See “Item 3.D. Risk Factors—We have considered, and may in the future pursue, a corporate reorganization that could materially and adversely affect holders of our ordinary share.”

Following the failure by the Issuer Trust to make scheduled interest payments under the 2031 Notes, we engaged in discussions with the Ad Hoc Group of holders of the 2031 Notes representing more than 81% of the aggregate principal amount outstanding. On March 10, 2026, we entered into the Lock-Up agreement with such noteholders reflecting an agreement on the key terms of a proposed consensual restructuring transaction relating to the 2031 Notes, as set forth in the agreed Term Sheet. The proposed 2031 Notes Restructuring remains subject to the negotiation, execution and delivery of definitive documentation and the satisfaction of other conditions, and there can be no assurance that it will be consummated on the terms described in the Term Sheet. See “Item 3.D. Risk Factors” and “Debt” below.

Recent Transactions Affecting our Liquidity and Capital Resources

Restructuring Discussions and Lock-Up Agreement Relating to the 2031 Notes

On March 10, 2026, we entered the Lock-Up Agreement reflecting an agreement on the key terms of the 2031 Notes Restructuring, as set forth in the agreed Term Sheet. The proposed transaction remains subject to the negotiation, execution and delivery of definitive documentation and the satisfaction of other conditions, and there can be no assurance that it will be consummated on the terms described in the Term Sheet. We expect this process to remain a significant factor affecting our liquidity, capital resources and going concern assessment.

Year ended December 31, 2025 compared to year ended December 31, 2024

The following table from the Combined Statement of Cash Flows summarizes Murano Group’s cash flows for the years ended December 31, 2025 and 2024:

	For the Year Ended December 31
	2025	2024	Variance
	Ps.	Ps.	Ps.	%
	(in Mexican pesos)
Net cash flows (used in) from operating activities	$92,845,698	$(94,808,362)	187,654,060	(197.9)%
Net cash flows used in investing activities	(267,195,220)	(1,079,765,332)	812,570,112	(75.3)%
Net cash flows (used in) from financing activities	(522,325,821)	1,998,618,817	(2,520,944,638)	(126.1)%
Net (decrease) increase in cash and cash equivalents and restricted cash	$(696,675,343)	$824,045,123	(1,520,720,466)	(184.5)%
Cash flows from operating activities

Net cash from operating activities was Ps.$92.8 million for the year ended December 31, 2025, while for the year ended December 31, 2024, there was net cash used in operating activities of Ps.$94.8 million. The increase is mainly attributed to the growth in operations of the Company’s operating assets (Vivid, Andaz, and Mondrian hotels) per their natural ramp up period, particularly for the Vivid Hotel following its commencement of operations in April 2024.

Net cash from operating activities consisted of a loss before income tax of Ps.$285.3 million for the year ended December 31, 2025, adjusted for non-cash and non-operating cash flow items and the effect of changes in working capital. Non-operating cash flow adjustments principally included Ps.$1,444.8 million derived from interest expense, and Ps.$20.3 million derived from interest expense from lease liabilities, while non-cash items included Ps.$1,388.7 million from Net foreign exchange gain (loss) unrealized, Ps.$237.7 million from the depreciation of property, construction in process and equipment, and Ps.$75.0 million from (gain) loss on revaluation of investment property.

Cash flows from investing activities

Net cash used in investing activities was Ps.$267.2 million for the year ended December 31, 2025, a decrease of Ps.$812.6 million or (75.3)% from the year ended December 31, 2024, primarily due to the Vivid Hotel commencing operations in April 2024, thus ceasing its capex investing requirements thereon.

Cash flows from financing activities

Net cash provided by financing activities was Ps.$(522.3) million for the year ended December 31, 2025, a decrease of Ps.$2,520.9 or (126.1)% from the year ended December 31, 2024. Overall, proceeds from new borrowings provided to Murano Group decreased by Ps.$8,405.4 million and interest paid increased Ps.$164.1 million.

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

Capital Expenditures

For the years ended December 31, 2025 and 2024 and 2023, our capital expenditures amounted to Ps.$282.6 million, Ps.$1,331.8 million, and Ps.$1,719.3 million, respectively. This decrease was mainly driven by the expenditures related to the construction of GIC I Hotel, part of the GIC Complex, materially reducing after the Vivid Hotel’s commencement of operations in April 2024.

Standby Equity Purchase Agreement

On June 11, 2025, we entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“YA”). Pursuant to the SEPA, we have the right, but not the obligation, to sell to YA, from time to time and at our discretion, up to $500.0 million (the “Commitment Amount”) of our ordinary shares, during the 36-month period following the execution of the SEPA, subject to the terms, conditions and limitations set forth therein.

During January and February 2026, we issued ordinary shares to YA pursuant to the SEPA, generating aggregate gross proceeds of approximately U.S.$4.4 million. As of the date of this Report, we have issued 2,601,570 ordinary shares to YA as consideration for YA’s irrevocable commitment to purchase our ordinary shares up to the Commitment Amount.

The SEPA provides us with an additional potential source of liquidity and flexibility to raise equity capital to support our operations, ongoing projects and general corporate purposes. The timing and amount of any future issuances under the SEPA will be determined at our discretion, and there can be no assurance that we will sell any additional shares under the SEPA.

Registration Statement on Form F-1

In June 2025, the Company filed a registration statement on Form F‑1 (Registration No. 333‑288232) with the SEC, which was declared effective on the same month. The registration statement registers (i) the offer and resale, from time to time, of ordinary shares of the Company by certain selling securityholders, and (ii) an aggregate of 51,852,657 ordinary shares that the Company may issue from time to time, in one or more transactions, in amounts, at prices, and on terms to be determined at the time of sale, pursuant to the SEPA.  As of the date of this Report, we have issued 2,601,570 ordinary shares to YA as consideration for YA’s irrevocable commitment to purchase our ordinary shares up to the Commitment Amount, under the SEPA.

The Company will not receive any proceeds from the sale of ordinary shares by the selling securityholders pursuant to the registration statement. However, the Company may receive proceeds from the issuance and sale of ordinary shares to YA under the SEPA, subject to the terms and conditions thereof.

The registration statement does not obligate the Company to issue or sell any securities. The timing and amount of any issuances or resales of ordinary shares pursuant to the registration statement will depend on market conditions and other factors, and there can be no assurance as to the timing or volume of any such transactions.

Debt

As of December 31, 2025, our debt with third parties amounted to Ps.$10,719.6 million (U.S.$597.1 million) and our debt with related parties amounted to Ps.$198.1 million (U.S.$11.0 million), including accrued interest and the exchange difference generated from the U.S. dollar-denominated loans.

For the year ended December 31, 2025, interest expense on our borrowings amounted to Ps.$1,465.1 million directly recognized in the Consolidated Statement of Profit or Loss.

The agreements referred to below include covenants and restrictions that require, among other things, to provide the lenders, quarterly and annually, with Murano’s internal financial statements and compliance with certain ratios and reserve funds. Non-compliance with such requirements constitutes an event of default under which the respective loan may become immediately due and payable. For discussions of certain defaults that are outstanding and that have been waived, and potential consequences, with respect to our debt, see “Item 3.D—Risk Factors - “We may not be able to generate sufficient cash to service all our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful” and “We have substantial debt that may be called on demand of lender due to breach in covenants that may happen in the future”.

Also refer to Note 10 of the Consolidated and Combined Financial Statements for more information about defaults that are all outstanding.

11% Senior Secured Notes due 2031

In September 2024, we completed the issuance of an aggregate principal amount of US$300.0 million of our 11% senior secured notes pursuant to the Indenture. The following description reflects the terms of the 2031 Notes under the Indenture as currently in effect, prior to giving effect to any contemplated restructuring transaction. The 2031 Notes will mature on September 2031 and bear interest rate of (a) 11.00% per annum payable in cash, and (b) from the issuance date to September 2027, 2.00% per annum payable in kind (the “PIK Interest”) at a total rate of 13.00% by capitalizing such PIK Interest (and increasing the principal amount of the outstanding Notes in an amount equal to such PIK Interest) or by issuing PIK Notes (as such term is defined in the Indenture), payable on a semi-annual basis. The 2031 Notes were issued by the Issuer Trust and guaranteed by Operadora GIC I, CIB/3224 Trust, GIC I Trust and Murano PV, and backed primarily by cash flows from the GIC I Hotel. The Indenture governing these notes imposes certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries, among other restrictive covenants.

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

Payment Default; Discussions with Noteholders

On September 12, 2025, and March 12, 2026, the Issuer Trust did not make the scheduled interest payments due on such dates in respect of the 2031 Notes under the Indenture. The Relevant 2031 Notes Defaults resulted in payment defaults under the 2031 Notes and, following the expiration of the applicable grace period(s), Events of Default occurred under the Indenture. On October 15, 2025, the Company reported that a default had occurred with respect to the interest payment due on September 12, 2025 in connection with the 2031 Notes. Since that time, the Company has been engaged in discussions with holders of the 2031 Notes and their advisors regarding a potential consensual restructuring of the 2031 Notes.

Proposed consensual restructuring; Lock-Up Agreement and Term Sheet

On March 10, 2026, the Company announced that it had reached an agreement with the Ad Hoc Group representing more than 81% of the aggregate principal amount of the 2031 Notes outstanding on the key terms of a proposed restructuring transaction relating to the 2031 Notes, as set forth in the Term Sheet. On the same date, the Company and certain of its subsidiaries entered into the Lock-Up Agreement to support the implementation of the proposed transaction.

The Term Sheet contemplates that the proposed transaction may be implemented either (i) through amendments to the documentation governing the 2031 Notes if the consent of 100% of holders is obtained, or (ii) if such 100% consent is not obtained, through a voluntary out-of-court exchange of the 2031 Notes for New Notes on a dollar-for-dollar basis coupled with a related consent solicitation. The Term Sheet further contemplates, among other things, an extension of maturity to September 2032, modified interest mechanics (including specified PIK interest periods and cash interest periods thereafter, subject to conditions), and project-related arrangements in the GIC I Complex, including an escrow structure linked to proceeds from the sale of contemplated Residential Condos and a contemplated change of hotel operator. In particular, the 2031 Notes Restructuring contemplates the replacement of Hyatt as operator of the GIC I Hotel with Ennismore and the restructuring of the existing Beach Club Loan. In connection therewith, we have entered into the GIC I Hotel Management Agreement (Mondrian) with Ennismore for the operation of the GIC I Hotel, which remains subject to the satisfaction of certain conditions precedent and has not yet become operative as of the date of this Report.

Insurgentes Loan

The construction, development and start of operations of the Insurgentes 421 Hotel Complex have been financed through a loan facility entered into on September 29, 2022, by and among Inmobiliaria Insurgentes 421, as borrower, OHI421 and OHI421 Premium, as joint obligors, and Bancomext, as lender, as amended and restated from time to time. The principal amount of the facility was U.S.$75 million, with a variable interest rate, divided into two tranches, tranche A for an amount of U.S.$49.5 million and tranche B for an amount of U.S.$25.5 million. The use of proceeds for tranche A was for the payment and refinancing of a prior loan; tranche B use of proceeds was for the financing of the renovation of the Insurgentes 421 Hotel Complex. On May 25, 2023, the parties amended and restated such loan agreement to increase the credit line with Bancomext from U.S.$75 million to U.S.$100 million pursuant to a new tranche of credit (tranche C).

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

As of December 31, 2025, the outstanding principal amount under the Insurgentes Loan was Ps.$1,772.6 million (U.S.$98.7 million).

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

Beach Club Loan

The acquisition and development of the beach club property related to the GIC Complex has been financed through the Beach Club Loan. The annual interest payable under the Beach Club Loan is equal to 10% and the loan matures on December 1, 2030. As of December 31, 2025, the outstanding principal amount of the Beach Club Loan was Ps.$359.1 million (U.S.$20 million).

As part of the collateral to secure the Beach Club Loan, Murano World granted a first ranking mortgage in favor of ALG with respect to the Playa Delfines Property where the beach club is located.

The Beach Club Loan is governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.

As stated in this Report, the 2031 Notes Restructuring contemplates the replacement of Hyatt as operator of the GIC I Hotel with Ennismore and the restructuring of the Beach Club Loan. In connection therewith, we have entered into the GIC I Hotel Management Agreement (Mondrian) with Ennismore for the operation of the GIC I Hotel, which remains subject to the satisfaction of certain conditions precedent and has not yet become operative as of the date of this Report.

Finamo Loans

On January 5, 2024, Murano PV, as borrower, and Elías Sacal Cababie, as joint obligor, entered into a secured term loan with Finamo, as lender, in an aggregate amount of up to U.S.$26.0 million at a fixed interest rate of 15%, and maturing on January 1, 2030 (as amended, supplemented and/or restated from time to time, the “Finamo Loan I”). The amounts borrowed under the Finamo Loan were used to partially finance the completion and start of operations of the GIC I Hotel, among other uses. As of December 31, 2025, the outstanding principal amount of the Finamo Loan I was Ps.$401.0 million (U.S.$22.3 million).

On April 9, 2024, Murano PV, as borrower, and Elías Sacal Cababie, as joint obligor, entered into a secured term loan with Finamo, as lender, in an aggregate amount of up to Ps.$100 million at a fixed interest rate of 22%, and maturing on November 15, 2025 (the “Finamo Loan II”). As of December 31, 2025, the outstanding principal amount of the Finamo Loan II was Ps.$100 million. The amounts borrowed under the Finamo Loan II were used to partially finance the start of operations of the GIC I Hotel, among other uses.

Additionally, on December 3, 2024, Murano World, as borrower, Elías Sacal Cababie and Murano PV, as joint obligors, entered into a secured term loan with Finamo, as lender, in an aggregate amount of up to Ps.$144.5 million at a fixed interest rate of 22%, and maturing on December 3, 2025 (the “Finamo Loan III”, and together with the Finamo Loan I and Finamo Loan II, the “Finamo Loans”). The amounts borrowed under the Finamo Loan III were used to paid rents of hotel equipment. As of December 31, 2025, the outstanding principal amount of the Finamo Loan II and III were Ps.$100 million and Ps.$144.5 million, respectively.

The Finamo Loans are secured by GIC Private Unit 3, which is owned by the GIC II Trust.

The Finamo Loans are governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.

NAFIN Loan

In order to finalize the construction and initiate operations of the GIC I Hotel, among other uses, Murano PV, as borrower, and Elías Sacal Cababie and Marcos Sacal Cohen, as joint obligors, entered into a loan agreement dated October 17, 2024 with Nafin, as lender, pursuant to which Nafin provided a two year loan on the aggregate amount of U.S.$70,378,283.27 at an interest rate of SOFR three months + 3.75% to 4.25% (based on the interest period), and maturing on October 17, 2027. As of December 31, 2025, the outstanding principal amount of the Nafin Loan was Ps.$1,044.4 (U.S.$58.2 million).

As part of the collateral to secure the Nafin Loan, Murano PV caused to grant a first ranking mortgage over GIC Private Unit 4 and GIC Private Unit 5, which should be substituted for the GIC Private Unit 3 (the land of the GIC II Hotel) and, therefore, the mortgages over GIC Private Unit 4 and GIC Private Unit 5 should be terminated. Additionally, Murano PV, as settlor and second beneficiary, Nafin, as first beneficiary, and CIBanco (with Multiva acting as successor trustee), solely in its capacity as trustee (fiduciario), entered into an irrevocable management trust agreement No. CIB/4470 (Contrato de Fideicomiso Irrevocable de Administración No. CIB/4470), dated November 11, 2024, to establish and manage a debt service reserve account for the Nafin Loan, the amounts of which are used to comply with the obligations under the Nafin Loan.

The Group is currently negotiating definitive documents with NAFIN regarding a consensual settlement of the Nafin Loan, which as approved by the committees of Nafin will involve the transfer in lieu of payment (payment in kind) of the GIC Private Unit 5 (currently subject to a mortgage in favor of Nafin) and the restructuring of the payment terms of the then outstanding amount (after giving effects to the payment in kind of the GIC Private Unit 5) which will continue to be secured with a mortgage over the GIC Private Unit 4 in favor of Nafin. However, as of the date of the issuance of the Consolidated and Combined Financial Statements, no final agreement has been executed.

The Nafin Loan is governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.

Exitus Loan

In order to refinance the Exitus Original Loans, on June 30, 2025, Murano World, as borrower, Exitus Capital, S.A.P.I. de C.V., SOFOM, E.N.R., as lender, and ESAGRUP, Elías Sacal Cababie and Marcos Sacal Cohen, as joint obligors, entered into a secured term loan in an aggregate amount of U.S.$20.4 million at a fixed interest rate of 15%, and maturing on June 30, 2029 (as amended, supplemented and/or restated from time to time, the “Exitus Loan”). As of December 31, 2025, the outstanding principal amount of the Exitus Loan is U.S.$20.4 million.

The collateral to secure the Exitus Loan consists of the Exitus Trust which estate consists of (a) real estate property known as “La Costa Bajamar” lot identified as MP-1 consisting of five fractions of land located in Ensenada, Baja California, (b) real estate property known as “Club de Playa” consisting of lots seven to thirteen located in Fraccionamiento Brisas del Márquez, Mz., E, S/N in Acapulco de Juárez, Guerrero, and (c) real estate property consisting of private units eight and nine located in different lots and superblocks within the GIC Complex.

Murano World is currently negotiating with Exitus regarding a potential restructuring and settlement of the Exitus Loan. However, as of the date of the issuance of the Consolidated and Combined Financial Statements, no final agreement has been reached nor approved.

The Exitus Loan is governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.

Sofoplus Loan

In order to repay the Sofoplus Original Loan, among other uses, on September 30, 2024, Murano World, as borrower, and Elías Sacal Cababie and Marcos Sacal Cohen, as joint and several obligors, entered into a secured term loan with Sofoplus, as lender, in an aggregate amount of U.S.$3.6 million at a fixed interest rate of 16%, and maturing on October 1, 2026 (as amended, supplemented and/or restated from time to time, the “Sofoplus Loan I”). As of December 31, 2025, the outstanding principal amount of the Sofoplus Loan I was Ps.$64.6 million (U.S.$3.6 million).

Additionally, on January 30, 2025, Murano World, as borrower, and Elías Sacal Cababie and Marcos Sacal Cohen, as joint and several obligors, entered into an unsecured term loan with Sofoplus, as lender, in an aggregate amount of up to U.S.$6.0 million at a fixed interest rate of 16%, and maturing on February 1, 2028 (the “Sofoplus Loan II”, and together with the Sofoplus Loan I, the “Sofoplus Loans”). The amounts borrowed under the Sofoplus Loan II were used to repay the Sofoplus Original Loan. As of December 31, 2025, the outstanding principal amount of the Sofoplus Loan II was Ps.$107.7 million (U.S.$6.0 million).

The collateral to secure the Sofoplus Loans consists of the Exitus Trust which estate consists of (a) real estate property known as “La Costa Bajamar” lot identified as MP-1 consisting of five fractions of land located in Ensenada, Baja California, (b) real estate property known as “Club de Playa” consisting of lots seven to thirteen located in Fraccionamiento Brisas del Márquez, Mz., E, S/N in Acapulco de Juárez, Guerrero, and (c) real estate property consisting of private units eight and nine located in different lots and superblocks within the GIC Complex.

The Sofoplus Loans are governed by the laws of Mexico City, and the parties are subject to the jurisdiction of the courts of Mexico City.

Harry Sacal (Elías Sacal’s brother), owns 32% of Pluscorp S.A.P.I de C.V., which, in turn, owns 99% of Sofoplus. For more information about Harry Sacal’s participation in Pluscorp S.A.P.I. de C.V., see “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Santander Revolving Credit Facility

On March 3, 2023, Murano World, as borrower, Santander International, as lender and Harry Sacal Cababie as pledgor, entered into an uncommitted line of credit agreement in an aggregate amount of U.S.$1.5 million for the use and payment of the credit granted at an ordinary interest of the amount equivalent to the rate of interest that reflects the all-inclusive cost of funding to Santander plus 0.8%. The Santander Revolving Credit Facility was extended on March 27, 2024, pursuant to which Murano World obtained an additional U.S.$500k (five hundred thousand dollars) to its existing revolving line of credit, converting the principal amount of credit to U.S.$2 million. On March 7, 2025, the maturity of this loan was extended for two years to March 7, 2027.

On March 27, 2026, the Group repaid in full the Santander Revolving Credit Facility, which had an outstanding balance of U.S.$1,498,204.

Finamo Sale and Lease Back Agreements

Based on their characteristics, the Finamo Sale and Lease Back Agreements were classified as sale and lease back agreements for accounting purposes and recognized as debt. As of December 31, 2025, Ps.$318.7 million was outstanding under these agreements. See “Item 4. Information on the Company—D. Property, Plant and Equipment—Description of Certain Project Agreements” and Note 10 to the Murano Group Combined Financial Statements for more information about these agreements and our indebtedness.

Lease Liabilities

Coppel Lease Agreement

On November 8, 2023, Operadora GIC I, as lessee, Arrendadora Coppel, as lessor, and Murano World, Edificaciones BVG and Elías Sacal Cababie as joint and several obligors, entered into a lease agreement under which, the parties establish the terms and conditions based on which the lessor will grant the lessee the temporary use and enjoyment of the goods described in the specific contracts that are signed from time to time by the parties, in which, additionally, the lessee will have the obligation to pay to the lessor the rental amount. As of December 31, 2025, Ps.$151.3 million was outstanding under this agreement.

We had $161.2 million of lease liabilities as of December 31, 2025. For further information on our leases, see “Note 9 to the Murano Group Combined Financial Statements.”

Commitments and Contingencies

We are subject to litigation, claims, and other commitments and contingencies arising in the ordinary course of business.

Finamo Proceeding.

On October 13, 2025, Finamo and Arrendadora Finamo initiated a commercial enforcement proceeding (juicio oral mercantil) against Murano PV, Murano World, Edificaciones BVG, Elías Sacal Cababie, and other related parties (Case No. 1057/2025) before the Twentieth Civil Court for Oral Proceedings (Juzgado Vigésimo de lo Civil de Proceso Oral) of Mexico City, in connection with the alleged failure to make (i) principal and interest payments under the Finamo Loans and (ii) lease payments under the Finamo Sale and Lease Back Agreements. As of the date of this Report, such proceedings are ongoing at the preliminary stage and no final judgment has been issued. On October 13, 2025, the court granted precautionary measures, as well as other interim measures. The Murano Group is contesting such proceedings and is also negotiating definitive settlement agreements Finamo and Arrendadora Finamo regarding a potential negotiated settlement and resolution of these matters in connection with its ongoing debt restructuring efforts. For further information, see "Item 8. Financial Information—A. Consolidated and Combined Statements and Other Financial Information—Legal and Arbitration Proceedings" and "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Commitments and Contingencies."

While no assurance can be given as to the ultimate outcome of the proceeding described above, based on information currently available, in the absence of implementing the proposed terms of a potential settlement with Finamo and Arrendadora Finamo, the Murano Group is unable at this stage to estimate the amount of any potential loss in connection with such proceeding, and does not currently expect the ultimate resolution of these matters to have a material adverse effect on its financial position or results of operations. However, given the early stage of these proceedings and the inherent uncertainty of litigation, the outcomes may differ from the Murano Group's current assessment. For further details regarding the underlying payment defaults, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness" and "Item 3. Key Information—D. Risk Factors."

Off-Balance Sheet Arrangements

As of December 31, 2025, we did not have any off-balance sheet arrangements.

C.	Research and development, patents and licenses, etc.

None.

D.	Trend Information

Other than as disclosed elsewhere in this Report, we are not aware of any other trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Information about assumptions and estimation uncertainties as of December 31, 2025, that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes to our Consolidated and Combined Financial Statements included elsewhere in this Report: Note 7; Note 8; Note 11; Note 12; and Note 13.

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

Changes in economic and operating conditions impacting these judgments could result in impairments to our long-lived assets in future periods, which could be material to our results of operation. We had Ps.$17,894.4 million and Ps.$20,155.1 million of long-lived assets as of December 31, 2025 and December 31, 2024, respectively.

Going Concern

With respect to the Consolidated and Combined Financial Statements, the independent auditor’s separate report relating thereto contains an explanatory paragraph that states that certain circumstances raise substantial doubt about our ability to continue as a going concern and draws attention to notes 2c., 10 and 20 of the Consolidated and Combined Financial Statements and indicates that management has identified material uncertainties that cast substantial doubt on the ability of the Murano Group to continue as a going concern. As indicated in note 2c., as of December 31, 2025, the total current liabilities exceed the amount of total current assets, and based upon the Murano Group’s current plans, management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of the Consolidated and Combined Financial Statements may be insufficient. These events or conditions, along with other matters as set forth in note 19 to the Consolidated and Combined Financial Statements indicate that a material uncertainty exists that casts substantial doubt on our ability to continue as a going concern. Management’s plans regarding these matters are also described in note 2c. to the Consolidated and Combined Financial Statements.

Management continues evaluating strategies to obtain the additional funding necessary for future operations and project redesign or completion, to comply with all covenants as required by the debt instruments to which entities of the Murano Group are parties to, and to be able to discharge the outstanding debt and other liabilities as they become due. Furthermore, the Murano Group has a plan to execute a debt restructuring.

In addition, the Murano Group’s ability to access the equity capital markets may be affected by its continued compliance with Nasdaq listing requirements. As described under “Recent Developments” and “Item 3.D—Risk Factors - If we fail to regain compliance with Nasdaq’s minimum bid price requirement, our ordinary shares could be delisted from Nasdaq, which would materially adversely affect liquidity, trading price and our ability to raise capital,” on April 13, 2026, the Company received a notification letter from Nasdaq indicating that it is no longer in compliance with Nasdaq’s minimum bid price requirement. While the Company has been provided with a compliance period to regain compliance, there can be no assurance that such compliance will be achieved.

A failure to regain compliance with Nasdaq listing requirements could adversely impact the liquidity of the Company’s ordinary shares, reduce market visibility, and limit the Company’s ability to raise equity or equity-linked financings on acceptable terms. Any such limitations could negatively affect the Murano Group’s liquidity position and its ability to fund operations, service indebtedness and execute its business and restructuring plans.

The Murano Group has also considered alternative strategies with respect to the hotel operations in Cancun (including changes to the hotel management agreement and operational partners as described in this Report), which could generate additional cash flows compared to the current commercial arrangements. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options that may be available to the Murano Group such as new or restructured loan agreements and the possible financial support of the major shareholder of the Murano Group. However, the Murano Group may be unable to access further equity or debt financing when needed or may not be successful in implementing its business continuity strategy.

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

As of April 30, 2025, the following amounts are owed of principal, interest or lease payments in accordance with the maturity of the loans and lease agreements, as applicable:

Loan/Lease Agreements	Principal in default		Penalty for late payment on principal		Ordinary interest in default		Penalty for late payment on interest		Lease in default		Penalty for late payment on lease
	Ps.	USD	Ps.	USD	Ps.	USD	Ps.	USD	Ps.	USD	Ps.	USD
Beach Club Loan	-	-	-	-	-	U.S.$ 4,675,799	-	U.S.$ 767,405	-	-	-	-
Finamo Loan I	-	-	-	-	-	U.S.$ 4,523,459	-	U.S.$ 1,161,608	-	-	-	-
Finamo Loan II	Ps.$100,000,000	-	Ps.$17,600,000	-	Ps.$21,816,667	-	Ps.$7,083,267	-	-	-	-	-
Finamo Loan III	Ps.$144,493,360	-	Ps.$25,430,831	-	Ps.$29,757,605	-	Ps.$9,387,156	-	-	-	-	-
Exitus Loan 1	-	-	-	-	-	U.S.$ 2,584,401	-	U.S.$ 176,636	-	-	-	-
Sofoplus Loan I	-	-	-	-	Ps.$593,333	-	-	-	-	-	-	-
Sofoplus Loan II	-	-	-	-	-	U.S.$ 486,400	-	-	-	-	-	-
Sofoplus Loan III		U.S.$254,497				U.S.$ 808,360
Finamo Sale and Lease Back Agreements	Ps.$221,549,489	-	Ps.$62,056,307	-	-	-	-	-	-	-	-	-
Coppel Lease Agreement	-	-	-	-	-	-	-	-	Ps.$44,240,467	-	Ps.$6,195,669	-
NAFIN	-	-	-	-	-	U.S.$ 2,305,038	-	-	-	-	-	-
TOTAL	Ps.$466,042,849	U.S.$254,497	Ps.$105,087,138	-	Ps.$52,167,605	U.S.$ 13,078,419	Ps.$16,470,423	U.S.$ 2,105,649	Ps.$44,240,467	-	Ps.$6,195,669	-

See “Recent Developments” and “Risk Factors—Risks Related to Murano’s Business and Operating in the Hotel Industry—Our total current liabilities exceed the amount of the total current assets, which has placed significant doubt on our ability to continue as going concern.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The table below sets forth our executive officers and directors. Our board of directors (“Board”) is comprised of three directors: Elías Sacal Cababie, Marcos Sacal Cohen, and Julio Arias García.

Name	Position	Age	Expiration
Elías Sacal Cababie	Member of the Board	60	2026
Marcos Sacal Cohen	Member of the Board	33	2027
Julio Arias García	Independent Member of the Board	56	2026
Oscar Jazmani Mendoza Escobar	CFO	44	2026

Biographical Information

Elías Sacal Cababie, 60, founded BVG World, S.A. de C.V. (“Bay View Grand,” currently Murano World, S. A. de C.V) in 1996 and has served as chairman of the board of directors of GIC I Trust since 2018. Additionally, Mr. Sacal is the Chief Executive Officer of Grupo Murano. Since 2009. Mr. Sacal is a leader within Mexico’s tourism and lodging industry with over 20 years of experience developing, acquiring and financing real estate. Between 1998 and 2008, Mr. Sacal developed the “Second Home Living” business focused on international buyers interested in owning a vacation home in Mexico. Previously, Mr. Sacal was a director on the board of Archiao Limited, a New York City and Dublin software company, from 2014 to 2018. Mr. Sacal has developed multiple residential real estate projects in beach cities including Puerto Vallarta, Mexico City, and Cancún. Mr. Sacal is a member of the boards of trustees of the Mexico’s National Museum of Anthropology, the Mexican Federation of Associations of Friends of Museums, and is an adviser to the Princess Grace Foundation (Monaco). We believe that Mr. Sacal is qualified to serve as a member of our board of directors because of his extensive business, real estate, and leadership experience, including leadership of Bay View Grand and Grupo Murano.

Marcos Sacal Cohen, 33, is the Chief Operating Officer of Murano Group, where he oversees various high-value projects. Notably, he has managed the construction and sale of Residencial Marina BVG Ixtapa for over U.S.$89 million, facilitated the sale of Residencial Villa Alejandra BVG for U.S.$48 million, and contributed to the successful sale of Grand Venetian BVG Vallarta for U.S.$300 million. Sacal Cohen holds a bachelor’s degree in business administration from Universidad Anahuac in Mexico City, and he has furthered his education with a specialization in corporate finance from ITAM and a diploma with certification in Project Evaluation from Harvard University. With his extensive expertise, he has secured financing exceeding $400 million and successfully concluded the construction of over 1,400 rooms. Moreover, he has adeptly secured management agreements with top-tier companies. His leadership was instrumental in navigating the process of a public listing on Nasdaq.

Julio Arias García, 56, is a Certified Public Accountant by the Instituto Mexicano de Contadores Públicos A.C. Previously, he attended the faculty of public accountants at the Universidad Nacional Autónoma de Mexico (UNAM). Mr. Arias has more than 34 years of experience in external audit, finance and taxes areas in private and public companies among different industries such as real estate, hospitality, automotive, service sector as well as financial business working with insurance companies.  He has been an independent consultant and serves as a member of the board in private companies. In the last few years, he has been involved in developing complex tax structures to help companies improve their tax benefits.  Finally, due to his deep experience in external audit where he was a director in small firms, he has also been a trusted advisor in the implementation of internal control environments including COSO methodology and SOX controls.

Oscar Jazmani Mendoza Escobar, 44, is the Interim Global Chief Financial Officer. Mr. Mendoza has served as the Chief Financial Officer for Murano Mexico, where he has played a pivotal role over the past two years. He is a Certified Public Accountant accredited by the Instituto Mexicano de Contadores Públicos, A.C. and holds a Master’s degree in Finance. With more than 20 years of experience in accounting, audit, and finance, Mr. Mendoza brings a wealth of expertise across a broad range of industries, including hospitality, real estate, manufacturing/maquila, automotive, retail and wholesale, consumer, entertainment/media, and oil & gas. Prior to joining Murano, he was an Assurance Director at PwC Mexico, advising both public and private clients on reporting compliance in Mexico, the United States, Spain, Brazil, Sweden, Italy, and Australia. His extensive background enables him to provide strategic financial leadership and ensure robust compliance and reporting standards across the organization.

Family Relationships

Elías Sacal Cababie and Marcos Sacal Cohen are related as father and son.

Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions-A. Major Shareholders.”

B.	Compensation

Compensation of Directors and Officers

For the year ended December 31, 2025, the aggregate amount of compensation we paid to all members of Murano’s management was Ps.$33.3 million, which amount includes compensation paid to the members of our Board of Directors for attending meetings of the Board of Directors and its Committees, the salaries of our senior management, including of our Chief Operating Officer, and the salary of the Chairman of our Board of Directors. Of the Ps.$33.3 million that we paid to members of Murano’s management, $7.7 million was paid as base compensation and cash-based performance bonuses, including pension and post-employment benefits.

Elías Sacal Cababie’s employment agreement provides for an indefinite period. He serves as Chief Executive Officer of Murano Group and does not receive a base salary for his functions as he is the main shareholder of Murano Group.

The following table discloses the amount of compensation paid to our senior management for the years ended December 31, 2025, 2024, and 2023:

Our “senior management” includes the Board of Directors Chief Executive Officer, the Chief Operating Officer and Chief Financial Officer.

Year	Salary (Ps.$)	Bonus (Ps.$)	Option Awards (Ps.$)	All Other Compensation (Ps.$)	Total (Ps.$)
2025	25,607,851	6,990,269	-	662,270	33,260,390
2024	28,470,801	2,927,735	-	702,656	32,101,19
2023	28,065,770		-		28,065,770

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

•	our shareholders are not required to vote to issue shares, which is delegated directly to our Board of Directors under our Articles and in our Compensation & Governance Committee charter.

•	Our audit committee is comprised by a single member, who is deemed to be “independent” as defined in NASDAQ Marketplace Rule 4200.

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

Pursuant to NASDAQ Marketplace Rule 4350(a), a foreign private issuer may follow its home country practice in lieu of Rule 4350, which sets forth the qualitative Listing Requirements for NASDAQ listed companies. Rule 4350 requires, among other things, that a listed company have at least three members on its audit committee. The Company currently has an audit committee consisting of a single member, who is deemed to be “independent” as defined in NASDAQ Marketplace Rule 4200. Under Jersey law, audit committees are not required to be composed of more than one member.

As a result, effective September 4, 2025, Mr. Julio Arias García was appointed as the sole member of the Audit Committee. Mr. Arias qualifies as an independent director under the applicable rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, Mr. Arias meets the requirements for financial literacy under applicable SEC and Nasdaq rules and qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S‑K. The written charter for the Audit Committee is available on our website. The reference to our website address in this Report does not include or incorporate by reference the information on our website into this Report.

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

The sole member of our Compensation and Governance committee, Mr. Julio Arias García, was designated by our Board and qualifies as independent director according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. Our Board has adopted a new written charter for the compensation and governance committee, which is available on our website. The reference to our website address in this Report does not include or incorporate by reference the information on our website into this Report.

As a foreign private issuer, we are permitted to follow our home country practice in lieu of certain Nasdaq corporate governance requirements, including with respect to the composition of our board committees. We have elected to follow Jersey law in this respect, pursuant to which there is no requirement for our Compensation and Governance Committee to be composed of more than one member.

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

The sole member of our Nominations Committee, Mr. Julio Arias García, was designated by our Board and qualifies as independent director according to the rules and regulations of the SEC and Nasdaq with respect to nominations committee membership. Our Board has adopted a new written charter for the Nomination Committee, which is available on our website. The reference to our website address in this Report does not include or incorporate by reference the information on our website into this Report.

As a foreign private issuer, we are permitted to follow our home country practice in lieu of certain Nasdaq corporate governance requirements, including with respect to the composition of our board committees. We have elected to follow Jersey law in this respect, pursuant to which there is no requirement for our Nominations Committee to be composed of more than one member.

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

As of December 31, 2025, Murano directly and indirectly employed approximately 1,016 employees worldwide at its corporate offices and on-site at its resorts. Murano believes relations with its employees are good. Murano estimates that 522 of these employees are represented by labor unions. Third-party service providers hire a significant number of employees to perform services for Murano and its affiliates, as is customary in the industry.

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

The following table sets forth information relating to the beneficial ownership of Murano’s ordinary shares as of December 31, 2025 by:

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

As of December 31, 2025 the percentage of Murano’s ordinary shares beneficially owned is computed on the basis of 79,718,832 ordinary shares issued and outstanding.

Beneficial Owners(1)	Number of Ordinary Shares	Percentage of all Ordinary Shares
5% shareholders:
Elías Sacal Cababie	69,152,609	86.75%
Shawn Matthews(2)	8,812,500	11.05%
Directors and Executive Officers
Elías Sacal Cababie	69,152,609	86.75%
Marcos Sacal Cohen	—	*
Julio Arias García	—	*
Oscar Jazmani Mendoza Escobar	—	*
All directors and executive officers as a group	69,152,509	86.75%

(*)	Less than 1% individually.

(1)	Unless otherwise noted, the business address of each of our shareholders is 25 Berkeley Square, London W1J 6HN.

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

As described under “Item 4.A—Recent Developments—Potential Corporate Reorganization” and “Item 3.D. Risk Factors— We have considered, and may in the future pursue, a corporate reorganization that could materially and adversely affect holders of our ordinary share,” following the completion of the contemplated debt restructuring, management has considered a potential corporate reorganization, and any such reorganization may involve transactions between affiliated entities, subject to applicable approvals and definitive documentation. Any such corporate reorganization has not been finalized and may not be pursued or consummated, and there can be no assurance that it would achieve the intended objectives.

For more information regarding the share ownership of Murano before, and after the Business Combination, see “Item 4. Information on the Company—A. History and Development of the Company—Business Combination.”

B.	Related Party Transactions

The table below sets forth the entities the Murano Group has engaged in related party transactions with and their relationship to the Murano Group:

Related Party	Relationship to Murano Group
Impulsora Turistica de Vallarta, S. A. de C. V. (ITV)	A Mexican corporation (sociedad anónima) owned 0.000001% by ESAGRUP (Company in which Elías Sacal Cababie holds 99.99% of its equity)
Puerto Varas, S. A. de C. V. (Puerto Varas)	A Mexican corporation (sociedad anónima) owned 50.00% by ESAGRUP (Company in which Elías Sacal Cababie holds 99.99% of its equity)
Elías Sacal Cababie	Founder and Chief Executive Officer of Murano.
Marcos Sacal Cohen	Chief Operating Officer of Murano and son of Elías Sacal Cababie.
E.S. Agrupación, S.A. de C.V.	A Mexican corporation (sociedad anónima) in which Elías Sacal Cababie holds 99.99% and BVG Infraestructura holds 0.01% of its equity.
Sofoplus, S. A. P. I. de C. V., SOFOM, ER (Sofoplus)	A Mexican Stock Market Promotion Company (S. A. P. I. by its acronym in Spanish) in which Harry Sacal Cababie holds 0.1% of its equity and 99.99% indirectly.
Inmobiliaria Insurgentes 421, S.A. de C.V.	A Mexican corporation (sociedad anónima) in which the Insurgentes Security Trust holds 99.99% of its equity.
Murano World, S.A. de C.V.	A Mexican corporation (sociedad anónima) in which Murano PV, S.A. de C.V. holds 99.9999% and Murano Management, S.A. de C.V. holds 0.0001% of its equity.
BVG Infraestructura, S.A. de C.V.	A Mexican corporation (sociedad anónima) in which Elías Sacal Cababie holds 99.9999992% of its equity.

Provision of Administrative Services

ITV

During 2025 and for the year ended December 31, 2024, there were no services provided to ITV. As of December 31, 2025, 2024 and 2023 there were no remaining balances to collect under the services agreement.

Puerto Varas

For the years ended December 31, 2025 and 2024, there were no services provided to Puerto Varas. For the year ended December 2023, the services consisted primarily of administrative services in the amount of Ps.$1,761,896 (U.S.$85,903). As of December 31, 2025, 2024 and 2023, there was no balance pending to collect under the services agreement.

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

On April 30, 2024, ITV granted a 36-month loan to Murano World in the amount of Ps.$17,200,000 (U.S.$838,603) with an interest rate of 17.75% and payments of principal after 12 months of the signing date. On October 31, 2024, the outstanding balance of this loan was repaid in full.  No additional transactions were carried out during 2025.

For the years ended December 31, 2024 and 2023, the Murano Group paid interest in the amount of Ps.$2,368,211(U.S.$115,464) and Ps.$7,608,336 (U.S.$370,952), respectively.

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

On April 14, 2023, Murano PV, S.A. de C.V. granted a 12-month loan to Elías Sacal Cababie. on commercially reasonable arm’s length terms for a total amount of U.S.$438,611 at a monthly variable rate of 3M SOFR plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in Note 2.c of the Consolidated and Combined Financial Statements. During 2025 no additional transactions were carried out.

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

On May 20, 2024, Murano World granted a loan of up to U.S.$1,850,000 to ES Agrupación, S. A. de C. V., which matures in one year that accrues interest at a rate of SOFR plus a spread of 3%. As of September 30, 2024, the borrower paid U.S.$647,000. On October 31, 2024, this loan was repaid in full. During 2025 no additional transactions were carried out.

Sofoplus

On June 24, 2022, Sofoplus granted a loan agreement to Murano World S. A. de C.V. of up to U.S.$15,000,000, on commercially reasonable arm’s length terms, with a three-year maturity and an annual interest rate of 15%. Elías Sacal Cababie, Marcos Sacal Cohen and ES Agrupación signed as joint obligors for this loan. As of December 31, 2025 the balance of this loan was re-paid in full with the proceeds of the Sofoplus Loan I and the Sofoplus Loan II. As of December 31, 2024 and 2023, the outstanding balance of this loan, including interest Ps.$110,642,225 (U.S. $5,394,471) and Ps.$171,153,445 (U.S.$8,344,756), respectively.

On October 2023 and April 2024 SGGYP Sureste, S. A. de C. V. transferred its collection rights of its outstanding invoices with the GIC I Trust to Sofoplus in the amount of Ps.$7,500,000 (U.S.$365,670) and Ps.$3,499,325 (U.S.$170,613), respectively. On November 29,2024 the Group paid Ps.$1,000,000 (U.S.$48,756) to the principal balance of the discounted invoices described above. As of December 31, 2025 the outstanding balance of this discounted invoices was Ps.$10,202,658.

On September 30, 2024, Murano World entered into a loan agreement with Sofoplus for an aggregate principal amount of up to U.S.$3,600,000, with disbursements of U.S.$700,000, U.S.$100,000, U.S.$800,000, U.S.$1,000,000 and U.S.$1,000,000 made on September 30, 2024, October 3, 2024, October 31, 2024, November 29, 2024 and December 13, 2024, respectively. The Group used the proceeds of this loan to repay the outstanding balance of the Sofoplus Original Loan, a secured mortgage loan in the amount of U.S.$15,000,000. Under this Sofoplus Loan I, we are required to pay monthly interest at a fixed annual interest rate of 16%, commencing on October 1, 2024, with a maturity date of October 1, 2026. As of December 31, 2025 and 2024, the outstanding principal balance under this loan was U.S.$3,600,000 (Ps.$64,630,080) and U.S.$3,600,000 (Ps.$73,837,080), respectively, and accrued interest amounted to U.S.$294,400 (Ps.$5,285,304) and U.S.$8,000 (Ps.$164,082), respectively.

On January 30, 2025, Murano World entered into a second loan agreement with Sofoplus for an aggregate principal amount of up to U.S.$6,000,000, with disbursements of U.S.$870,772 and U.S.$5,129,228 made on January 31, 2025 and February 13, 2025, respectively. Under this loan, we are required to pay monthly interest at a fixed annual interest rate of 16%, with a maturity date of February 1, 2028. As of December 31, 2025, the outstanding principal balance under this loan was U.S.$6,000,000 (Ps.$107,716,800), and accrued interest amounted to U.S.$570,666 (Ps.$10,245,064).

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

As of December 31, 2025, Inmobiliaria Insurgentes 421 has received from the lessees, the monthly amount of U.S.$1,200,000 for base rent concept, which means that the cumulative base rent paid by each lessee was U.S.$600,000. Payments for concept of variable rent under the lease agreements amounted during 2025 Ps.$174,693,766 (U.S.$9,414,373).

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

Legal and Arbitration Proceedings

Murano is currently subject to the following legal proceedings:

Finamo Proceeding

On October 13, 2025, Finamo and Arrendadora Finamo initiated a commercial enforcement proceeding (juicio oral mercantil) against Murano PV, Murano World, Edificaciones BVG, Elías Sacal Cababie,and other related parties (Case No. 1057/2025) before the Twentieth Civil Court for Oral Proceedings (Juzgado Vigésimo de lo Civil de Proceso Oral) of Mexico City, in connection with the alleged failure to make (i) principal and interest payments under the Finamo Loans and (ii) lease payments under the Finamo Sale and Lease Back Agreements. As of the date of this Report, such proceedings are ongoing at the preliminary stage and no final judgment has been issued. On October 13, 2025, the court granted precautionary measures, as well as other interim measures. The Murano Group is contesting such proceedings and is also negotiating definitive settlement agreements Finamo and Arrendadora Finamo regarding a potential negotiated settlement and resolution of these matters in connection with its ongoing debt restructuring efforts. For further information, see "Item 8. Financial Information—A. Consolidated and Combined Statements and Other Financial Information—Legal and Arbitration Proceedings" and "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Commitments and Contingencies."

Other than as set forth above, to the knowledge of the Murano Group, there are no material legal or regulatory proceedings pending or, to the knowledge of the Murano Group, threatened against the Murano Group or its affiliates as of the date of this Report.

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

After December 31, 2025, and except as disclosed elsewhere in this Report, we have not experienced any significant changes since the date of our audited consolidated and combined financial statements included in this Report.

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

As described under “Recent Developments,” on April 13, 2026, Murano received a notification letter from the Listing Qualifications Department of Nasdaq indicating that, based on the closing bid price of its ordinary shares for the prior 30 consecutive business days, Murano is no longer in compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed companies to maintain a minimum bid price of $1.00 per share. Murano has been provided with a compliance period of 180 calendar days, or until October 5, 2026, to regain compliance with this requirement. If Murano does not regain compliance within the applicable compliance period, and if it is not eligible for or does not obtain any additional compliance period, Murano Ordinary Shares and Murano Warrants may be subject to delisting from Nasdaq. See “Item 3.D—Risk Factors-If we fail to regain compliance with Nasdaq’s minimum bid price requirement, our ordinary shares could be delisted from Nasdaq, which would materially adversely affect liquidity, trading price and our ability to raise capital.”

Potential Corporate Reorganization

As described under “Item 4.A—Recent Developments—Potential Corporate Reorganization” and “Item 3.D. Risk Factors— We have considered, and may in the future pursue, a corporate reorganization that could materially and adversely affect holders of our ordinary share,” following the completion of the contemplated debt restructuring, management has considered a potential corporate reorganization, and any such reorganization may involve transactions between affiliated entities, subject to applicable approvals and definitive documentation.

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

During January and February 2026, the Company issued additional ordinary shares pursuant to its Standby Equity Purchase Agreement, as described under “Recent Developments.” As of the date of this Report, there were 82,082,332 Murano Ordinary Shares outstanding.

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

As described under “Item 4.A—Recent Developments—Potential Corporate Reorganization” and “Item 3.D. Risk Factors— We have considered, and may in the future pursue, a corporate reorganization that could materially and adversely affect holders of our ordinary share,” following the completion of the contemplated debt restructuring, management has considered a potential corporate reorganization. In connection with the contemplated debt restructuring, we expect that the definitive restructuring documentation will include provisions intended to permit, subject to specified conditions and limitations, certain corporate reorganization transactions. Any such corporate reorganization would be subject to definitive documentation and may require additional material agreements and third‑party consents.

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

Dividends on PubCo Ordinary Shares may be paid by PubCo without withholding or deduction for or on account of Jersey income tax and holders of PubCo Ordinary Shares (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such shares. It is possible that the current tax regime applicable in Jersey may be amended and PubCo could become subject to taxation in Jersey. See “Item 10. Additional Information—E. Taxation—Certain Material Jersey Tax Considerations—Shareholders of a Jersey Company” in relation to the status of Jersey resident holders of PubCo Ordinary Shares.

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

Dividends paid by Murano generally will be taxable to a non-corporate U.S. holder at the reduced rate normally applicable to long-term capital gains, provided that Murano is considered a “qualified foreign corporation” and certain other requirements are met. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of the income tax treaty between the United Kingdom and the United States (the “Treaty”). A foreign corporation is also treated as a “qualified foreign corporation” with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the Nasdaq, such as the Murano Ordinary Shares, will be readily tradable on an established securities market in the United States. There can be no assurance, however, that Murano Ordinary Shares will be considered readily tradable on an established securities market in later years or that Murano will be eligible for the benefits of the Treaty. A U.S. holder will not be able to claim the reduced rate on dividends received from Murano if Murano is treated as a PFIC (as defined below) in the taxable year in which the dividends are received or in the preceding taxable year (or if any shares of Murano that they own are treated as stock in a PFIC). See the section entitled “-Application of the PFIC Rules to Murano Ordinary Shares and Murano Warrants” below.

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

On September 12, 2025 and March 12, 2026, the Issuer Trust did not make the scheduled interest payments due on such dates in respect of the 2031 Notes, which resulted in payment defaults under the Indenture governing the 2031 Notes.

For additional information regarding these defaults and related going concern and liquidity considerations, see the Consolidated and Combined Financial Statements for the year ended December 31, 2025, including the relevant notes thereto included in this Report, and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and “Item 3.D. Risk Factors” of this Report.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, the effectiveness of our internal controls and procedures as of December 31, 2025 and the disclosures required in rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, Items 308(a) and (b) of Regulations S-K and S-B and the corresponding provisions in Forms 20-F.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon our evaluation, our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2025, due to the material weaknesses mentioned below.

Notwithstanding such material weaknesses, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s consolidated and combined financial statements as of December 31, 2025, were fairly stated in all material respects in accordance with IFRS for each of the years presented.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Murano Global Investments PLC senior management including our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, are responsible to establish, maintain and monitor our internal control over financial reporting.

Due to inherent limitations, our internal control over financial reporting may not prevent or detect errors or misstatements in our financial statements. Senior management including our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013) to evaluate the effectiveness of the Group’s internal control over financial reporting as of December 31, 2025. Based on our assessments, senior management determined that we did not maintain effective internal control over financial reporting as of December 31, 2025, due to the following material weaknesses:

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

The control deficiencies described above created a reasonable possibility that a material misstatement to the consolidated and combined financial statements would not be prevented or detected on a timely basis. Therefore, we concluded that the deficiencies represent material weaknesses in the Group’s internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2025.

The Murano Group is continuously enhancing the financial reporting infrastructure and internal control environment for the newly combined business, including the incorporation in the near future of qualified personnel with appropriate technical accounting knowledge and experience with respect to the design and implementation of a robust system of internal controls, the application of IFRS, and the implementation of a reporting structure to deliver internal and external reporting befitting a Nasdaq listed company. Currently, the Murano Group finalized the migration of the accounting system to Oracle Net Suite starting January 2026, a robust ERP that will help the Murano Group to reduce manual processes and enhance the control environment. We cannot assure you these actions will be effective to address any material weaknesses and if unable to successfully address them, we could be unable to report financial results accurately on a timely basis. Any failure to timely provide required financial information could materially and adversely impact us, including a potential loss of investor confidence or delisting.

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

Our audit committee consists of Mr. Julio Arias García serving as sole member. Our board of directors has determined that Mr. Arias qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, Mr. Arias meets the requirements for financial literacy under applicable SEC and Nasdaq rules and qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The written charter for the audit committee is available on our website. The reference to our website address in this Report does not include or incorporate by reference the information on our website into this Report. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Independence of our Board Directors—Audit Committee.”

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

The following table describes the total amount billed to us by KPMG Cárdenas Dosal, S.C. for services performed during the fiscal years ended December 31, 2025, and 2024:

	December 31,
	2025	2024
	(in Mexican pesos)
Audit fees	$13,050,000	$21,168,000
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total consolidated audit fees	$13,050,000	$21,168,000

Audit fees are fees billed for the audit of our annual financial statements, audit of statutory financial statements of certain companies with Murano Group, review of SEC filings, and the requested review of our interim consolidated and combined financial statements as of June 30 and March 31, 2024. Audit related fees correspond to services provided in connection with assistance related to review of documents to be filed with local and foreign regulatory bodies, including documents regarding compliance with legislation and regulations, audit of specific financial statements and annual report review, due diligence activities, assurance of special purpose reports, and other previously agreed-upon procedures. Tax fees correspond for the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. “All other fees” comprises the aggregate fees billed for products and services provided by the principal accountant, other than the services reported in the previous items.

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
Murano’s IT manager is charged with overseeing our IT infrastructure and information systems, which includes identifying cybersecurity threats to which we are exposed, assessing the level of vulnerability and adopting IT solutions and security protocols to reduce those risks to an acceptable level. The IT manager reports periodically to our CEO and COO on cybersecurity matters. We believe that our IT manager has the appropriate academic background and the experience (eight years in its current role) to effectively perform their tasks.

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

Going Concern

With respect to the Consolidated and Combined Financial Statements, the independent auditor’s separate report relating thereto contains an explanatory paragraph that states that certain circumstances raise substantial doubt about our ability to continue as a going concern and draws attention to notes 2c., 10 and 20 of the Consolidated and Combined Financial Statements and indicates that management has identified material uncertainties that cast substantial doubt on the ability of the Murano Group to continue as a going concern. As indicated in note 2c., as of December 31, 2025, the total current liabilities exceed the amount of total current assets, and based upon the Murano Group’s current plans, management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of the Consolidated and Combined Financial Statements may be insufficient. These events or conditions, along with other matters as set forth in note 2c. to the Murano Group Combined Financial Statements indicate that a material uncertainty exists that casts substantial doubt on our ability to continue as a going concern. Management’s plans regarding these matters are also described in note 2c. to the Consolidated and Combined Financial Statements. Management continues evaluating strategies to obtain the additional funding necessary for future operations and project redesign or completion, to comply with all covenants as required by the debt instruments to which entities of the Murano Group are parties to, and to be able to discharge the outstanding debt and other liabilities as they become due.  Furthermore, the Murano Group has a plan to execute a debt restructuring.  The Murano Group has also considered alternative strategies with respect to the hotel operations in Cancun (including changes to the hotel management agreement and operational partners as described in this Report), which could generate additional cash flows compared to the current commercial arrangements. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options available to the Murano Group such as new or restructured loan agreements and the possible financial support of the major shareholder of the Murano Group. However, the Murano Group may be unable to access further equity or debt financing when needed or may not be successful in implementing its business continuity strategy. See “Recent Developments” and “Risk Factors—Risks Related to Murano’s Business and Operating in the Hotel Industry—Our total current liabilities exceed the amount of the total current assets, which has placed significant doubt on our ability to continue as a going concern.”

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
4.5
Registration Rights Agreement, dated January 20, 2022, by and among the HCM Acquisition Corp, HCM Holdings and the Underwriter (incorporated by reference to Exhibit 10.2 on Form 8-K filed on January 25, 2022)

4.6
Sponsor Support Agreement, dated August 2, 2023, by and among HCM Investor Holdings, LLC, the other holders of HCM Class B Ordinary Shares, and Murano PV, S.A. de C.V. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on August 7, 2023)

4.7
Amendment to Sponsor Support Agreement, dated December 31, 2023, by and among HCM Investor Holdings, LLC, the other holders of HCM Class B Ordinary Shares, and Murano PV, S.A. de C.V. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on January 5, 2024)

4.8
Indenture, dated September 12, 2024, by and among CIBanco (with Multiva acting as successor trustee), as trustee of the Issuer Trust, as issuer, Operadora GIC I, CIBanco (with Multiva acting as successor trustee), as trustee of the CIB/3224 Trust, CIBanco (with Multiva acting as successor trustee), as trustee of the GIC I Trust, and Murano PV, as guarantors, The Bank of New York Mellon, as indenture trustee, offshore collateral agent, paying agent, transfer agent and registrar, and Banco Actinver, S.A., Institución de Banca Múltiple, Grupo Financiero Actinver, as onshore collateral agent (incorporated by reference to Exhibit 4.8 on the Form 20-F filed on May 15, 2025)

4.9
Peso-denominated loan agreement, dated as of October 16, 2019, between GIC I Trust and Banco Nacional de Comercio Exterior, S.N.C Institución de Banca de Desarrollo (incorporated by reference to Exhibit 10.8 to the Form F-4 filed on January 11, 2024)

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
4.30
Loan Agreement, dated January 5, 2024, by and among Murano PV, as borrower, Elías Sacal Cababie, as joint obligor, and Finamo, as lender (incorporated by reference to Exhibit 4.30 on the Form 20-F filed on May 15, 2025)

4.31
Loan Agreement, dated September 30, 2024, by and among Murano World, as borrower, Exitus, as lender, and ESAGRUP, Elías Sacal Cababie and Marcos Sacal Cohen, as joint obligors (incorporated by reference to Exhibit 4.31 on the Form 20-F filed on May 15, 2025)

4.32
Loan Agreement, dated October 17, 2024, Murano PV, as borrower, and Elías Sacal Cababie and Marcos Sacal Cohen, as joint obligors, and Nafin, as lender (incorporated by reference to Exhibit 4.32 on the Form 20-F filed on May 15, 2025)

4.33
Lock-Up Agreement, dated Mach 10, 2026, between Operadora Hotelera G.I., S.A. de C.V., Murano PV, S.A. de C.V., Murano Global Investments PLC, Elias Sacal Cababie, and certain entities as the original consenting noteholders. †

4.34	Term Sheet setting forth the key terms of the proposed restructuring transaction relating to the 2031 Notes, attached as Schedule 2 to the Lock-Up Agreement†
4.35	GIC I Hotel Management Agreement (Mondrian), dated April 6, 2026, among Operadora Hotelera G.I., S.A. de C.V., Ennismore Mexico, S. de R.L. de C.V. and the GIC I Trust†

4.36	Brand License and Marketing Agreement, dated April 6, 2026, between Operadora Hotelera G.I., S.A. de C.V., and Ennismore Holdings US Inc†
4.37
Trustee substitution agreement dated July 16, 2025, among CIBanco, as replaced Trustee, Bancomext, as Substitute Trustee, and Murano Management, Murano PV, OHI421, OHI421 Premium, and Inmobiliaria Insurgentes 421, as settlors and second beneficiaries†

4.38	Notice of Assignment of Collection Rights to Hyatt, related to the Trustee Substitution Agreement†
4.39	Notice of Assignment of Collection Rights to Mondrian, related to the Trustee Substitution Agreement†
4.40	Fourth Amendment Agreement to the Insurgentes Loan, dated July 4, 2025, among Inmobiliaria Insurgentes 421, OHI421, OHI421 Premium, and Bancomext†
4.41	Termination Agreement to the GIC I Master Construction Agreement, dated January 1, 2026 among Ideurban and Multiva as trustee of the GIC I Trust†
4.42	Guaranteed Maximum Price Construction Agreement (Hotel), dated January 1, 2026, between GIC I Trust, as client, and Ideurban, as contractor†
4.43	Guaranteed Maximum Price Construction Agreement (Residential), dated January 1, 2026, between GIC I Trust, as client, and Ideurban, as contractor†
4.44	Exitus Loan, dated June 30, 2025, among Murano World, as borrower, Exitus, as lender, and ESAGRUP, Elías Sacal Cababie and Marcos Sacal Cohen, as joint obligors†
4.45	Sofoplus Loan II, dated January 31, 2025, among Sofoplus, as lender, and Murano World, as borrower, and Elias Sacal Cababie and Marcos Sacal Cohen as jointly obligors†
4.46
First Amendment Agreement to Sofoplus Loan I and Sofoplus Loan II, dated September 29, 2025, among Sofoplus, as lender, Murano World, as borrower, and Elias Sacal Cababie and Marcos Sacal Cohen as jointly obligors†

4.47	Standby Equity Purchase Agreement dated June 11, 2025, between Murano PubCo and YA†
8.1	Subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 to the Form F-4 filed on November 8, 2023)
11.1	Code of Conduct (incorporated by reference to Exhibit 11.1 on the Form 20-F/A filed on December 31, 2024)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 on the Form 20-F/A filed on December 31, 2024)
12.1	CEO Certification Pursuant to section 302 of the Sarbanes-Oxley Act of 2002†
12.2	CFO Certification Pursuant to section 302 of the Sarbanes-Oxley Act of 2002†
13.1	Certification Pursuant to section 906 of the Sarbanes-Oxley Act of 2002†
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 on the Form 20-F/A filed on December 31, 2024)

†	Filed herewith

#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: May 15, 2026

MURANO GLOBAL INVESTMENTS PLC

	By:	/s/ Oscar Jazmani Mendoza Escobar
	Name:	Oscar Jazmani Mendoza Escobar
	Title:	Chief Financial Officer

Murano Global
Investments PLC and
Subsidiaries

Consolidated and Combined Financial Statements as of December 31, 2025 and 2024 and for the three years ended December 31, 2025, 2024 and 2023 and Independent Auditor’s Report May 15, 2026.

Murano Global Investments PLC and Subsidiaries
Consolidated and Combined Financial Statements

Report of Independent Registered Public Accounting Firm and Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Murano Global Investments PLC

Opinion on the Consolidated and Combined Financial Statements

We have audited the accompanying consolidated statements of financial position of Murano Global Investments PLC and its subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated and combined statements of profit or loss and other comprehensive income, change in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated and combined financial statements). In our opinion, the consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated and combined financial statements have been prepared assuming that the Company  will continue as a going concern. As discussed in Note 2c. to the consolidated and combined financial statements, at December 31, 2025 total current liabilities exceed the amount of the total current assets on the consolidated statement of financial position and management believes that financial resources to fund the operations of the Company for the twelve months subsequent to the authorization and issuance of these consolidated and combined financial statements will not be sufficient. Furthermore, as described in Notes 2c., 10, 19 and 20 to the consolidated and combined financial statements, the Company was not in compliance with certain debt covenants as of and subsequent to December 31, 2025 and is likely to continue to be noncompliant of such debt covenants for the next twelve months subsequent to the authorization and issuance of these consolidated and combined financial statements. As a result of these conditions, substantial doubt exists about the ability of the Company to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2c. The consolidated and combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Mexico City, Mexico
May 15, 2026

Murano Global Investments PLC and Subsidiaries

Consolidated statements of financial position
As of December 31, 2025 and 2024
(Mexican pesos)

	Notes	December 31,	December 31,
		2025	2024
Assets
Current Assets:
Cash and cash equivalents and restricted cash	5	$273,739,514	$970,414,857
Trade receivables		81,696,564	64,514,013
VAT receivable		416,713,680	367,794,654
Other receivables		30,300,599	37,146,722
Prepayments		15,021,861	41,508,885
Assets held for sale	7	2,263,767,616	-
Inventories		15,774,235	11,463,374
Total current assets		3,097,014,069	1,492,842,505

Property, construction in process and equipment, net	7	12,812,413,318	18,815,137,503
Investment property	8	1,415,000,000	1,340,000,000
Right of use assets, net	9	149,519,714	200,165,708
Guarantee deposits	9, 10	27,215,226	23,318,898
Other assets		1	1
Total non-current assets		14,404,148,259	20,378,622,110

Total assets		$17,501,162,328	$21,871,464,615

Liabilities, Stockholders’ Equity and Net Assets
Current Liabilities:
Current installments of long-term debt	10	$10,692,844,600	$3,481,380,489
Trade accounts payable and accumulated expenses		674,663,277	629,580,986
Deferred underwriting fee payable		53,858,400	50,076,000
Advance from customers	15	195,148,842	23,459,478
Due to related parties	6	129,014,341	120,634,508
Lease liabilities	9	173,913,074	46,051,658
Income tax payable		6,985,159	10,665,198
Employees’ statutory profit sharing		1,917,799	2,601,529
Total current liabilities		11,928,345,492	4,364,449,846

Non-current Liabilities:
Long-term debt, excluding current installments	10	26,800,341	7,692,819,937
Due to related parties, excluding current portion	6	69,065,566	73,837,080
Lease liabilities, excluding current portion	9	7,648,754	160,662,668
Employee benefits	11	11,858,640	10,175,001
Other liabilities	3(r)	81,923,098	86,311,531
Warrants liability	12	7,965,416	75,827,403
Deferred tax liabilities	13	3,060,426,564	4,200,798,599
Total non-current liabilities		3,265,688,379	12,300,432,219

Total liabilities		15,194,033,871	16,664,882,065

Stockholders’ Equity
Common stock	17	951,765,375	925,795,890
Additional paid in capital	2b. and 17	723,605,519	708,945,691
Accumulated deficit		(5,052,335,046)	(4,769,954,511)
Other comprehensive income		5,684,092,609	8,341,795,480
Total Stockholders’ Equity		2,307,128,457	5,206,582,550

Total liabilities and Stockholders’ Equity		$17,501,162,328	$21,871,464,615

The accompanying notes are an integral part of these consolidated and combined financial statements.

Murano Global Investments PLC and Subsidiaries

Consolidated and combined statements of profit or loss and other comprehensive income
For the years ended December 31, 2025, 2024 and 2023
(Mexican pesos)

	Notes	2025	2024	2023

Revenue	15	$1,140,545,581	$729,953,807	$286,651,914
Direct and selling, general and administrative expenses:
Employee Benefits		401,778,649	325,521,012	158,777,211
Food & Beverage and service cost		197,024,058	98,441,323	50,548,808
Sales commissions		33,768,039	37,592,689	12,047,140
Management fees operators		49,833,623	23,928,681	6,031,578
Depreciation and amortization	7 & 9	288,435,624	319,768,815	135,498,890
Property tax		10,142,579	12,444,214	10,062,451
Fees		141,418,293	151,697,897	81,161,295
Administrative fees		4,959,645	17,540,773	16,148,254
Maintenance and conservation		86,739,866	52,727,323	9,676,728
Utility expenses		65,615,925	67,542,771	11,806,600
Advertising		48,724,597	53,064,373	7,326,696
Donations		5,557,586	7,842,770	7,676,660
Insurance		46,691,939	35,771,206	14,820,097
Software		1,455,708	6,948,956	6,744,506
Cleaning and laundry		11,714,562	11,301,594	9,197,151
Replacement reserve (FF&E & OS&E)		35,351,511	9,284,517	-
Bank commissions		36,171,936	31,109,553	8,317,475
Operating supplies and equipment		467,571	21,804,534	-
Other costs		84,880,479	98,197,243	62,238,994
Total direct and selling, general and administrative expenses		1,550,732,190	1,382,530,244	608,080,534

Other income	16	83,781,863	190,235,287	25,560,552
Other expense	16	(2,158,802)	(5,474,442)	(9,801,077)
Listing expense	2b.	-	(917,366,970)	-
Gain (loss) on revaluation of investment property	8	75,000,000	239,508,510	(86,598,436)
Changes in fair value of financial derivative instruments	14	-	(43,348,480)	(75,868,263)
Changes in fair value of warrants	12	63,526,324	(51,946,426)	-
Changes in fair value of crypto assets		1,040,259	-	-
Exchange rate income (loss), net		1,354,424,857	(1,492,245,569)	768,699,652
Interest income		14,403,106	34,942,822	8,845,532
Interest expenses		(1,465,110,800)	(797,018,177)	(303,746,643)
(Loss) profit before income taxes		(285,279,802)	(3,495,289,882)	5,662,697

Income tax (benefit) expense	13	(2,899,267)	72,675,696	(52,130,224)

Net (loss) profit for the period		$(282,380,535)	$(3,567,965,578)	$57,792,921

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, construction in process and equipment net of deferred income tax	7 & 13	(2,648,760,900)	234,366,712	(622,987,642)
Remeasurement of net defined benefit liability net of deferred income tax	13	955,854	11,610	87,219
Cumulative translation adjustment		(9,897,825)	(5,243,648)	-

Other comprehensive income (loss) for the period		(2,657,702,871)	229,134,674	(622,900,423)

Total comprehensive (loss) income		$(2,940,083,406)	$(3,338,830,904)	$(565,107,502)

The accompanying notes are an integral part of these consolidated and combined financial statements.

Murano Global Investments PLC and Subsidiaries

Consolidated and combined statements of change in stockholders’ equity
For the years ended December 31, 2025, 2024 and 2023
(Mexican pesos)

						Other Comprehensive Income
	Notes	Net Parent Investment	Common Stock	Additional paid in capital	Accumulated Deficit	Revaluation of property, construction in process and equipment net of deferred income tax (Note 7)	Remeasurement of net defined benefit liability net of deferred income tax (Note 13)	Cumulative translation adjustment	Total

Balances as of December 31, 2022		$902,611,512	$-	$-	$(1,238,837,756)	$8,737,110,903	$(1,549,674)	$-	$8,399,334,985
Profit for the period					57,792,921				57,792,921
Other comprehensive (loss) for the period		-	-	-	-	(622,987,642)	87,219	-	(622,900,423)

Balances as of December 31, 2023		$902,611,512	$-	$-	$(1,181,044,835)	$8,114,123,261	$(1,462,455)	$-	$7,834,227,483

Impact of Capital restructuring	2b.	(902,611,512)	925,795,890		(20,944,098)	-	-	-	2,240,280
Impact of business combination				713,581,752	-	-	-	-	713,581,752
Effect on share repurchase program	17	-	-	(4,636,061)	-	-	-	-	(4,636,061)
Loss for the period		-	-	-	(3,567,965,578)	-	-	-	(3,567,965,578)
Other comprehensive income for the period		-	-	-	-	234,366,712	11,610	(5,243,648)	229,134,674
Balances as of December 31, 2024		$-	$925,795,890	$708,945,691	$(4,769,954,511)	$8,348,489,973	$(1,450,845)	$(5,243,648)	$5,206,582,550

Capital increase by ordinary shares issued	17	-	25,969,485	-	-	-	-	-	25,969,485
Additional paid in capital per warrants exercised	17	-	-	14,659,828	-	-	-	-	14,659,828
Loss for the period		-	-	-	(282,380,535)	-	-	-	(282,380,535)
Other comprehensive income for the period		-	-	-	-	(2,648,760,900)	955,854	(9,897,825)	(2,657,702,871)
Balances as of December 31, 2025		$-	$951,765,375	$723,605,519	$(5,052,335,046)	$5,699,729,073	$(494,991)	$(15,141,473)	$2,307,128,457

The accompanying notes are an integral part of these consolidated and combined financial statements.

.Murano Global Investments PLC and Subsidiaries

Consolidated and combined statements of cash flows
For the years ended December 31, 2025, 2024 and 2023
(Mexican pesos)

	Notes	2025	2024	2023
Cash flows from operating activities:
(Loss) profit before income taxes		$(285,279,802)	$(3,495,289,882)	$5,662,697
Adjustments for:
Depreciation of property, construction in process and equipment	7	237,651,011	271,532,601	128,715,199
Depreciation of right of use assets	9	50,645,994	48,236,212	6,783,691
Disposals of furniture		-	-	6,656,723
Gain in sale of equipment		-	(157,032,407)	-
Amortization of costs to obtain loans and commissions	10	30,289,106	66,392,459	8,106,066
Listing expense	2b.	-	917,366,970	-
Valuation of financial derivative instruments	14	-	43,348,480	75,868,263
Valuation of warrants	12	(63,526,324)	51,946,426	-
Gain in valuation of crypto assets		(1,040,259)	-	-
(Gain) loss on revaluation of investment property	8	(75,000,000)	(239,508,510)	86,598,436
Interest expense	10, 6	1,414,534,298	775,720,050	300,463,958
Interest expense from lease liabilities	9	20,287,396	21,298,127	3,282,685
Interest income		(14,403,106)	(34,942,822)	(8,845,532)
Net foreign exchange gain (loss) unrealized		(1,388,706,418)	1,568,211,759	(756,380,690)
		(74,548,104)	(162,720,537)	(143,088,504)
Changes in:
Increase in receivable VAT		(48,919,026)	(125,714,792)	(13,310,332)
Increase in trade receivable		(17,182,551)	(47,682,402)	(16,831,611)
Decrease (increase) in other receivables		6,846,123	(8,805,027)	(2,935,229)
Decrease (increase) in prepayments		26,487,024	(22,716,089)	24,307,603
(Increase) decrease in inventory		(4,310,861)	(10,047,780)	496,924
Increase in guarantee deposits		(3,896,328)	(1,838,093)	(21,480,806)
Increase in trade payables and advance from customers		218,797,466	266,769,413	275,492,241
(Decrease) increase in other liabilities		(4,388,433)	23,807,107	62,504,425
Increase in employee benefits		3,049,145	1,425,354	2,149,082
(Decrease) increase in employees’ statutory profit sharing		(683,730)	359,805	101,082
Income taxes paid		(8,405,027)	(7,645,321)	(2,198,538)
Net cash flows from (used in) operating activities		92,845,698	(94,808,362)	165,206,337

Cash flows used in investing activities
Interest received and cash settlement of derivatives		14,403,106	108,518,069	2,081,201
Disposal of property, construction in process and equipment	7	11	-	157,032,407
Loans collected from (granted to) related parties	6	-	143,549,146	(136,784,815)
Investment in crypto assets		(41,931,431)	-	-
Disposal of Crypto assets		42,971,690	-	-
Acquisition of property, construction in process and equipment	7	(282,638,596)	(1,331,832,547)	(1,719,930,815)
Net cash flows used in investing activities		(267,195,220)	(1,079,765,332)	(1,697,602,022)

Cash flows from financing activities:
Capital increase	17	25,969,485	-	-
Additional paid in capital – warrants exercised	17	14,659,828	-	-
Withdrawals for future net assets increase		-	-	(55,939,020)
Impact of corporate restructuring		-	2,240,280	-
Impact of business combination		-	635,515	-
Treasury shares		-	(4,636,061)	-
Proceeds from loans	10	558,796,971	8,964,217,491	2,116,176,076
Loan payments to third parties	10	(359,425,897)	(6,019,515,831)	(272,136,923)
Loans received from related parties	6	123,407,734	417,288,465	60,581,457
Loan payments to related parties	6	(110,390,827)	(476,238,335)	(96,693,781)
Costs to obtain loans and commissions	10	-	(265,689,972)	(37,075,869)
Payments of leasing liabilities	9	(45,439,894)	(53,910,165)	(19,175,084)
Interest paid		(729,903,221)	(565,772,570)	(257,726,242)
Net cash flows (used in) from financing activities		(522,325,821)	1,998,618,817	1,438,010,614

Net (decrease) increase in cash and cash equivalents and restricted cash		(696,675,343)	824,045,123	(94,385,071)

Cash and cash equivalents and restricted cash at the beginning of the year		970,414,857	146,369,734	240,754,805

Cash and cash equivalents and restricted cash at the end of the year		$273,739,514	$970,414,857	$146,369,734

The accompanying notes are an integral part of these consolidated and combined financial statements.

Murano Global Investments PLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements
As of December 31, 2025 and 2024
And for the Years Ended December 31, 2025, 2024 and 2023
(Mexican pesos)

1.	Reporting Entity and description of business

a.	Corporate information

On May 15, 2026, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer and Oscar Jazmani Mendoza Escobar, Interim Global Chief Financial Officer authorized the issue of these consolidated and combined financial statements.

Murano Global Investments PLC (“Murano” and together with its subsidiaries, the “Company” is a public limited company (formerly incorporated on July 27, 2023 as Murano Global Investments Limited), existing under the laws of the Bailiwick of Jersey with its corporate office  at 25 Berkeley Square, London W1J 6HN United Kingdom and its tax residence in the United Kingdom. Its main subsidiary Murano PV, S. A. de C. V. holds the operational business in Mexico and is headquartered at F. C. de Cuernavaca 20, 12th floor, Lomas – Virreyes, Lomas de Chapultepec III Secc., Miguel Hidalgo, 11000 Mexico City. The Company has prepared its financial statements on a consolidated and combined basis, for further information refer to note 3 (a).

The Company is a Mexican real estate development group with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico. The Company also provides comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business and tourism focused on real estate projects, among others. The Company is primarily involved in developing and managing luxury hotels in urban and beach resort destinations.

The Andaz and Mondrian Hotels, located in Mexico City, have been fully operational with a combined capacity of 396 rooms since early 2023.

The Company is also developing a leisure and residential complex in Grand Island, Cancun, Quintana Roo (the “GIC Complex”) which include GIC I (formerly Hyatt Vivid Grand Island and ((former Dreams Hotel)). The GIC Complex (divided into 12 private units) is ultimately expected to incorporate around 616 rooms and approximately 1582 residential apartments units/ condominiums, and a beach club. The Company’s management and board of directors, following recent negotiations with the Senior Notes 2031 ad hoc group of holders, market developments and market outlook, have updated the Company’s  strategic development pipeline as shown on the next page.

I.
On March 10, 2026 the Company signed a term sheet agreement that included the Senior Notes 2031 restructuring phases as described in note 20 (b) Subsequent Events.  The term sheet agreement stipulates the following: regarding phase one of the Cancun complex: (i) 400 rooms, operated by  “Mondrian” brand (operated by Ennismore Mexico “new hotel operator”) previously operated by  “Vivid” brand, an adult-only brand (Operated by Hyatt); and (ii) 166 additional rooms operated by  “Mondrian” brand as well.  On April 1, 2024, the Vivid hotel began operations.  The Company is expecting that by the third quarter of 2026 Mondrian will take over the operation of the 400 rooms. The 166 remaining rooms are expected to commence operations at the end of the fourth quarter of 2026.

Phase one also includes the conversion of up to 328 hotel rooms into  residential apartments units  (37,000 square meters of saleable area). The Company is expecting that the condominiums will be converted and operating by the second quarter of 2027.

Phase two consists of a total of approximately 1,254 condominiums, divided into four condominium towers. The Company’s management and board of directors are continuously evaluating the plan for phase two of the GIC Complex.

The Company has also re-evaluated the Bajamar project. The initial plan for developing a 5-star upper-upscale resort and an industrial park has been modified as follows:

-	Development of a cruise port with a capacity of 2 million passengers per year. The Company has signed an MOU (Memorandum of Understanding) with a major global cruise line operator.
-	Development of Baja Marina, 15,000 linear ft slip spaces.
-	Development of an industrial park for leasing purposes.
-	Development of Baja Retail Village for leasing purposes
-	Development of two 5-star upper-upscale resorts, one with 371 keys and a second one with 400 keys.

Construction is expected to begin once financing has been secured. Accurate completion dates are therefore not possible to estimate at the time of preparation of these financial statements.

b.	Significant transactions

2025

i.
On September 12, 2025, the Company announced that the Company’s trust vehicle, CIBanco, S.A., Institución de Banca Múltiple (succeeded by Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, as trustee), in its capacity as fiduciario (trustee) under the trust agreement CIB/4323 (FID/4323) (as amended, the “Issuer Trust”) was not able to make the second interest coupon payment due on that date in respect to the U.S.$300 million 2031 Senior Notes. The Company continues the negotiations for the restructuring of the 2031 Notes after December 31, 2025, please refer to note 10 and 20 “Subsequent events” for additional description of the restructuring process after December 31, 2025.

ii.
During Q2 2025, the Company initiated an enhancement to its corporate strategy focused on building a Bitcoin (BTC) Treasury while continuing to concentrate on its core operations, real estate development and the management of its hotel and resort business in Mexico. However, as announced on September 4, 2025, and in conjunction with the corporate governance changes the Company decided to pause its BTC treasury initiative. This decision reflects management’s focus on supporting the optimization of its Mexican real estate assets and the restructuring of its debt obligations. The Board believes that this approach will enhance operational efficiency and better align with the Company’s long-term objectives.  As part of this strategy on June 25, 2025 the Company acquired 21 Bitcoins in the amount of $41,931,431.  The 21 bitcoins were sold  on September 1, 2025 in the amount of $42,791,690.  The Company had a net gain of $1,040,259 as result of this transaction. The Company does not intend to make any additional investment in cryptocurrency.

iii.	During August 2025, Murano World entered into a new loan agreement with Exitus for US$20,403,165, Murano used the proceeds of this loan to repay the previous Exitus loans described in note 10 (2).

iv.	On June 26, 2025, NAFIN waived the covenant breaches that the Company has to that date, refer to note 10 (8) for additional description of this waiver and current covenant breaches status.

v.	On June 18, 2025, Bancomext approved the restructuring of the Insurgentes 421 Loan as described in note 10 (1).

vi.
On April 22, 2025, Operadora Hotelera GI, S. A. de C. V. on behalf of the Company and the Issuer Trust, gave notice of the occurrence of a Rapid Amortization Event due to the failure by the Issuer Trust to maintain a debt service coverage ratio of at least 1.0:1.0 as of the calculation date falling on March 31, 2025.  Such Rapid Amortization Event did not result in the debt being callable under the terms of the Senior Secured Notes, but rather that the failure was required to be communicated to the bond holders.

vii.	On April 4, 2025 Murano World repaid in full the outstanding balance of the sale and lease back agreement with Exitus at that date in the amount of US $3,286,980. See Note 10 (7).

viii.	On March 7, 2025, Murano World extended the maturity of the Santander loan in the amount of US. $1,500,000 from March 7, 2025 to March 7, 2027.

ix.
On January 30, 2025, Murano World signed a loan agreement with Sofoplus up to US. $6,000,000 with draws of US $870,772 and $5,129,228 on January 31, 2025 and February 13, 2025.  This loan has to pay monthly interest at the annual interest rate of 16%, with maturity on February 1, 2028. The use of this loan is to re-pay the principal and interest  amounts from open balances with Sofoflups. See note 6.

2024

i.
On October 17, 2024, Murano PV and NAFIN signed a secured loan agreement up to U.S.$70,378,287. This loan is intended to assist Murano PV with its working capital. The maturity of this loan is October 28, 2027.  On October 28, 2024, the Company received the tranche A and part of the tranche B, for a total  amount of U.S.$54,942,059.  The interest will be capitalized during the term of the loan at an interest rate of SOFR + 3.75% for the first year, SOFR + 4.00% for the second year and SOFR + 4.25% for the third year.

ii.
On September 12, 2024, the Company closed a 144A bond financing, issuing secured senior notes for U.S.$300 million (see note 10 (11)). The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan from Fideicomiso Murano 2000 /CIB 3001 and the VAT credit both described in note 10.

iii.	On July 30, 2024, Operadora Hotelera GI, S. A. de C. V. signed a 60-month lease agreement with Arrendadora Coppel, S.A.P.I. de C. V. for total rent payments of $40,226,116 plus 16% of VAT.

iv.
On April 9, 2024, Murano PV, S. A. de C. V. signed a loan agreement with Fínamo for $100,000,000 with initial maturity in 6 months, extended on December 3, 2024 to November 5, 2025. The annual fixed interest rate of this loan is 22%, see Note 10.

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

vii.	The first phase of the GIC Complex commenced operations with the opening of the Vivid Hotel on April 1, 2024.

viii.	On March 27, 2024, Murano World, S. A. de C. V. increased its credit line with Santander from U.S.$1,500,000 to U.S.$2,000,000. The total amount has been drawn down as of December 31, 2024.

ix.	Business combination:

a)	On March 21, 2024 the Company’s common stock and warrants began trading on the Nasdaq Capital Market under the ticker symbols “MRNO” and “MRNOW”, respectively.

b)
On March 20, 2024, Murano Global Investments Limited PLC and HCM Acquisition Corp (HCM) completed the Amended and Restated Business Combination Agreement (A&R BCA) and as a result there were 79,242,873 ordinary shares and 16,875,000 warrants outstanding as of that date. The Company’s original shareholder obtained 87.2% of the total outstanding shares, HCM’s sponsor obtained 11.1%, certain vendors obtained 1.6% and the remaining 0.1% of public investors. A previous 2-year lock-up agreement was signed to restricted the transfer of ordinary shares that will be finalized on March 20, 2026.

HCM does not meet the definition of a “business” under IFRS 3 Business Combinations given it consisted predominantly of cash in trust account and liabilities, therefore the transaction was not recognized using the acquisition method  and no goodwill or intangible assets were recognized.

Instead,  the merger as defined in the A&R BCA is accounted for as a capital reorganization for which the Company applied IFRS 2 Share-based payment. As such, the difference in the fair value of the shares issued by the Company over the identifiable net assets of HCM at historical cost was accounted for as share-based compensation.

The business combination in the consolidated financial statements was recorded as follows: (i) a listing expense of $917,366,970; (ii) net liabilities from HCM in the amount of $139,024,296;  (iii) transaction cost of $64,760,922 incurred during this period and (iv) additional paid in capital in the amount of $713,581,752.

c)
On March 8, 2024, the Company conducted a capital restructuring that resulted in Murano Global Investments PLC becoming the ultimate parent company of the Company and Murano PV, S. A. de C. V. as an intermediate holding company of the Group in Mexico.

d)	On March 1, 2024, Murano Global Investments Limited converted from a private limited company to a public limited company operating under the name Murano Global Investments PLC.

x.	On February 23, 2024 the Securities and Exchange Commission gave notice of effectiveness of the Registration Statement on Form F-4 related to the A&R BCA described in Note 1.b.ix.

xi.	On February 1, 2024, the Company received U.S.$6,000,000 related to the tranche C of the Fideicomiso 2000 Syndicated loan. This amount was repaid in full as part of the payment made to the Fideicomiso Murano 2000 syndicated loan on September 12, 2024 and ii was part of the uses of the U.S.$300 million senior notes received on the same date.

xii.	On January 26, 2024, February 26, 2024 and March 26, 2024, the Company received U.S.$70,000, U.S.$316,000 and U.S.$311,000, respectively, from the U.S.$2,500,000 Exitus loan (see Note 10.6).

xiii.	On January 5, 2024, the Company signed a loan agreement with Fínamo for $350,000,000 with an annual interest rate of 17%; funds were received on the same date. On January 5, 2024, the Company signed a loan agreement with Fínamo for U.S.$26,000,000 with an annual interest rate of 15%. The funds were received on January 18, 2024, and part of this loan was used to pay the $350,000,000 described above. Unit 3 of the land in Grand Island was given as guarantee under this loan agreement. See Note 10 for additional information.

2023

i.
The Exitus and Sofoplus loans in Mexican pesos described in note 6, came to an end through the early payment made by the Company, aiming to release the collateral associated with these financing arrangements. The amount paid to Sofoplus was $57,593,160 on August 22, 2023 and the amount paid to Exitus was $75,130,254 on September 14, 2023 regarding the loan credit agreements, for a principal amount of $200,000,000. This early payment allowed the Company to set free the plot of land number 2 of the Cancun Complex and give it as a guarantee in the restructuring of the syndicated loan described in note 1.b.v and note 10.

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

The restructuring consists of an increase of the current syndicated credit facility by U.S. $45,000,000, with a variable interest rate based on the quarterly SOFR rate with a fixed spread of 4.0116%. The credit extension was documented through two tranches of debt: Tranche B for U.S.$35,000,000 which was used to finalize the construction of phase I of the GIC Complex and Tranche C for U.S.$10,000,000 which was used to cover additional project costs and capital requirements for the development of the GIC Complex. The loan maturity date is February 5, 2033. The agreement is subject to the Mexican laws and jurisdiction of the courts of Mexico City. The loan agreement included as additional guarantees the plot of land number 2 and the beach club – Playa Delfines of the Cancun complex. This amount was repaid in full as part of the payment made to the Fideicomiso Murano 2000 syndicated loan on September 12, 2024 and was part of the uses of the U.S.$300 million senior notes received on the same date.

iii.	In May 2023, the Company restructured the credit line with Bancomext to increase from U.S.$75,000,000 up to U.S.$100,000,000.

iv.
In March 2023, the Company acquired a beach club in Cancun for an amount of $171,000,000 (U.S.$9.4 million approximately). The Company signed a secured loan agreement with ALG Servicios Financieros México, S.A. de C.V., SOFOM E.N.R. (“ALG”) for a principal amount of U.S.$20,000,000.00. The first disbursement of U.S.$8,000,000.00, was used to finance the acquisition of the beach club land. In April and July 2023, the Company drew U.S.$5,000,000 and U.S.$7,000,000, respectively, which were used for the construction of the beach club. The loan bears an annual interest of 10% and matures on December 1, 2030. The Company provided this beach club as guarantee for this loan. ALG is incorporated as trustee in the guarantee trust of Fideicomiso Murano 2000.

v.
On March 13, 2023, the Company signed a Business Combination Agreement (“BCA”) with HCM Acquisition Corp (“HCM”) to carry out a de-SPAC transaction. On August 2, 2023, the Company signed an amended and restated Business Combination Agreement which contains customary representations and warranties, covenants, closing conditions and other terms relating to the business combination and the replacement of Murano Global B.V., which was intended to be a tax resident of the Netherlands, with Murano Global Investments Limited (“Murano Global”), a tax resident of the United Kingdom.

vi.
In February 2023, the Company signed a lease agreement as lessee for an amount of $350,000,000 with a 48-month term period with Arrendadora Fínamo, S.A. de C.V. (“Fínamo”), this contract was classified as a financial liability due to the sale and lease-back transaction agreement and it is not a sale for accounting purposes. The agreement includes plots of land in La Punta Baja Mar as guarantee.

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

These consolidated and combined financial statements have been prepared on a consolidated basis at the Murano Global Investments PLC level as of and for the years ended December 31, 2025 and 2024 and on a combined basis as of December 31, 2023 for Murano PV, S. A. de C. V. and the combined entities described in b. Capital restructuring below prior to the capital restructuring which occurred on March 8, 2024.Since the entities included in these financial statements were under common control both prior to and after the capital restructuring, it had no material impact on the financial position, results or operations, or cash flows presented.

a.	Statement of compliance

The Company has prepared these consolidated and combined financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis of measurement

The consolidated and combined financial statements have been prepared on the historical cost basis, except for derivative financial instruments, net defined benefit liability and certain items of property, construction in process and equipment such as land, buildings and construction in process, which are measured at fair value at the end of each reporting period.

b.	Capital restructuring

On March 8, 2024, the Company underwent a restructuring to establish Murano Global Investments PLC  as the parent Company of the Company and Murano PV, S. A. de C. V. as the intermediate holding entity of the Mexican structure: Murano World, Edificaciones BVG, the Insurgentes Security Trust, Inmobiliaria Insurgentes 421, OHI421, OHI421 Premium Operadora Hotelera GI (GIC I), Operadora Hotelera Grand Island (GIC II), Fideicomiso Murano 2000 (the GIC I Trust), Fideicomiso Murano 4000 (the GIC II Trust), Fideicomiso Murano 1000, Servicios BVG, and Murano Management.

The capital restructuring involved a series of transactions between the entities and their shareholders, whereby some of the existing shareholders sold their shares and transferred their beneficiary rights to other entities within the Company in exchange for cash and promissory notes.

Since the entities within the Company were under common control prior to and after the capital restructuring, the capital restructuring does not qualify as a business combination under IFRS 3 Business Combinations. Management deems it appropriate to account for the capital restructuring at the carrying amount for presentation purposes of the financial statements and related notes after the business combination held on March 20, 2024, mainly because prior to and after the capital restructuring, the entities within the Company are controlled by the same group of shareholders.

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

The Company is an early-stage and emerging growth company. The Company has incurred significant debt primarily to fund operating expenses and finance the construction projects and to start up the hotel operations mentioned in note 1 (a). As of December 31, 2025, total current liabilities exceed the amount of total current assets, and management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of these consolidated and combined financial statements may be insufficient.

In addition, as of December 31, 2025, certain covenants have been breached as follows:

i.
The debt service reserves related to the Insurgentes 421 loan with Bancomext have not been fully funded  as of December 31, 2025 in accordance with the last amendment to this loan dated July 4, 2025 (amended from time to time); also the valuation report that should be delivered to comply with the loan to value ratio of 2 to 1 has not been delivered on April 2025 that is the second anniversary of this loan. As of the date of the issuance of these financial statements, the Company is in breach of this loan as described above and is planning to start discussions with the lender to potentially obtain a waiver from these breaches in the short term. As of the date of issuance of these financial statements such waiver has not been granted.

As of December 31, 2025, the outstanding principal amount of this loan was U.S.$98.7 million ($1,772.6 million pesos), and as a result of the covenant breach described above, the loan was classified as a current liability.

ii.
The loan obtained with ALG described in Note 10 (5)., is in breach as the Company did not pay the annual interest due in December 2025 and 2024. The loan has not been accelerated and ALG has not notified any intention to accelerate the loan, however pursuant to IAS 1 “Presentation of Financial Statements”, the principal amount of this loan U.S.$20 million ($359.1 million pesos)  is classified as a current liability as of December 31, 2025 due to the covenant breach.

iii.
The Company did not make the second coupon interest payment due on September 12, 2025 with respect to the US$300MM 11.00% Senior Secured Notes due 2031 (the “2031 Notes”) and failed to cure this situation within the 30-day grace period ending on October 12, 2025. Such failure constitutes an Event of Default under the Indenture governing the 2031 Notes. The Company also  delivered the 2024 audited financial statements of the entities Murano PV,  Fideicomiso Murano 2000, Operadora Hotelera GI, and Fideicomiso CIB 4323 after the 120 days period established in Section 4.03 of the Indenture governing the 2031 Notes issued on September 12, 2024  as described in note 10 (11).  As of December 31, 2025, the Company has not yet delivered the audited financial statements as of December 31, 2024 of the Trust 3224, which includes the mortgage over the private unit 2 of the Cancun Complex, as this trust has no operations other than the mortgage described above. In addition, as of the date of the issuance of these financial statements, the Company has not yet delivered the audited financial statements as of December 31, 2025 required under the Indenture governing the 2031 Notes.  The Company expects to deliver those financial statements in the short term.

Due to the breaches described above the 2031 Notes are classified as current liability as of December 31, 2025 in the amount of U.S.$306 million ($5,494.1 million pesos).

The Company continued with formal discussion with the ad hoc group of the 2031 Note holders  after December 31, 2025, and, as described, in note 20 (b) a term sheet agreement for the restructuring of the 2031 Notes was reached on March 10, 2026. See note 20 (b) for additional information.

iv.
As of December 31, 2025 the Company did not make the 2025 fourth quarter interest payment as per the amortization table of the NAFIN loan described in note 10 (8).  The Company also breached the following covenants included in the waiver obtained last June 26, 2025 for this loan: (i) As mentioned in note 1 a) the construction of the 616 hotel rooms related to the GIC I second phase were not finalized before December 31, 2025; (ii) The Company did not execute the change in mortgage guarantee from the private units 4 & 5 of the Cancun complex to the private unit 3.

As result of the covenant breach described above, the NAFIN loan is classified as current liability as of December 31, 2025 in the amount of U.S.$58.2 million ($1,044.4 million pesos).

The Company maintained active discussions with NAFIN to make the payment of the balance of this loan by executing the mortgage guarantee and is revisiting if the private unit 5 of the Cancun Complex will be sufficient to cover the debt balance.

v.
The Company did not make the interest payment for the four-month period of the Exitus Loan V described in note 10 (2)., as of December 31, 2025.  The Company also breached a covenant of this agreement that requires the Company to pay an equity kicker in the amount of U.S.3,102,985 or its equivalent in Murano Global Investment ordinary shares (approximately 356,665 at a share price of U.S.$8.7). Since the Company did not pay the equity kicker nor issued the shares no debt or equity has been recognized. As result of the covenant breaches described above the Exitus loan V is classified as current liability as of December 31, 2025 in the amount of U.S.$20.4 million ($366.3 million pesos).

The Company maintained active discussion with Exitus to make the payment of this loan with a payment in kind.

vi.
The Company did not make interest or principal, as applicable, under the instruments signed with Finamo as described in notes 10 (3)., (4)., (9) and (10).,  from January 1st to December 31, 2025.  Management is discussing a potential restructuring of these debts, including a  payment in kind with the collateral that guaranteed such debts.  As of December 31, 2025 the Company is committed to reach an agreement with its lenders in order to finalize  the restructuring process of these debts.

As result of the covenant breach described above, the Finamo loans are classified as current liability as of December 31, 2025 in the amount of  approximately U.S.$53.7 million ($964.2 million pesos).

vii.
The Company did not make lease payments under the Coppel lease agreement from September to December 2025.  The Company maintained active discussion with Coppel to restructure the lease while continuing to evaluate potential payment in kind  to the lessor.

As of the date of the issuance of these financial statements the negotiations described above are in process of formalization.

See notes 10 and 20 for additional details about defaults subsequent to December 31, 2025.

Certain covenant tests will arise, under the terms of the various Company loans, during the following twelve months after the financial statements are authorized to be issued, which Management does not expect will be met.  In order to address and mitigate the risks of such possible covenant breaches in the future, the Company is in communications with each lender to execute a debt restructuring as described above.  The plan is that the debt restructuring will address and resolve the risks of such future possible covenant breaches through negotiating different terms with the various lenders.  Whilst the terms of such a debt restructuring have not yet been agreed with all the Company’s various lenders, Management believes that such a restructuring plan will mitigate the risk over the Company’s ability to continue as a going concern. The Company has also considered alternative strategies with respect to the hotel operations in Cancun, including changes to the hotel management agreement and operational partners, which could generate additional cash flows compared to the current commercial arrangements as well as a payment in kind with the assets of the Company.

As a result of these conditions, substantial doubt exists about the ability of the Company to continue as a going concern following twelve months after the financial statements are authorized to be issued.

Management continues evaluating strategies to obtain the required additional funding necessary for future operations, to comply with all covenants as required by the loan agreements or to execute a debt restructuring plan which would result in favorable modifications or removal of certain covenants, and to be able to discharge the outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options available to the Company such as new or restructured loan agreements. However, the Company may be unable to access further equity or debt financing when needed.  As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

These consolidated and combined financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Company as of December 31, 2025, and for the year then ended, and for entities comprising the Company, were not appropriate.
d.	Functional and presentation currency

These consolidated and combined financial statements are presented in Mexican pesos. All amounts have been rounded, unless otherwise indicated.

For each entity, the Company determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

For purposes of disclosure in the notes to these consolidated and combined financial statements, “pesos” or “$”, means Mexican pesos and “dollars” or “U.S.$” means United States of America dollars.

e.	Segments

Operations are managed and the financial performance is evaluated on a company-wide basis. Accordingly, all of the Company’s hotels, construction and service operations are considered by management in one reportable operating segment; therefore, no separate segment disclosures are presented.

f.	Use of judgments and estimates

In preparing these consolidated and combined financial statements, management has made judgments and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

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

Information about assumptions and estimation uncertainties as of December 31, 2025, that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes:

Note 2c – assumptions about going concern matters.
Note 7 - determining the fair value of construction in process, land and building on the basis of significant unobservable inputs;
Note 8 - determining the fair value of the investment property on the basis of significant unobservable inputs;
Note 9 – determining the valuation of leases;
Note 11 - measurement of defined benefit obligations: key actuarial assumptions;
Note 13 - recognition of deferred tax assets: availability of the future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized;
Note 14 - determining the fair value of financial derivative instruments; and
Note 19 - recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources.

C.	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Company reviews the significant observable inputs and valuation adjustments.

If third-party information, such as broker quotes or pricing services, is used to measure fair values, the Company evaluates the evidence obtained from third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses observable market data whenever possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

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

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in the following notes:

-	Note 7 - Property, construction in process and equipment.
-	Note 8 - Investment Property.
-	Note 12 - Warrants
-	Note 14 - Financial instruments - Fair value and risk management.
3.	Material accounting policies

The Company has consistently applied the following material accounting policies to all the periods presented in these combined financial statements.

a.	Basis of consolidation and combination

Consolidation of subsidiaries

The subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect those returns. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Intra-group balances and transactions are eliminated in the consolidation process.

The Company’s subsidiaries as of December 31, 2025, are set out below:

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

Before the capital restructuring described in note 2b. above, the Company was directly or indirectly controlled by Elias Sacal Cababie, therefore the Company has been combined under the common control approach. The combination includes the following entities: Murano PV, S. A. de C. V., Murano World, S. A. de C. V., Edificaciones BVG, S. A. de C. V., Fideicomiso Murano 6000 CIB/3109, Inmobiliaria Insurgentes 421, S. A. de C.V., Operadora Hotelera GI, S. A. de C. V., Operadora Hotelera Grand Island II, S. A. de C. V., Operadora Hotelera I421, S. A. de C. V., Operadora Hotelera I421 Premium, S. A. de C. V., Fideicomiso Murano 2000 CIB /3001, Fideicomiso Murano 4000 CIB/3288, Fideicomiso Murano 1000 CIB /3000, Servicios Corporativos BVG, S. A. de C.V., and Murano Management, S. A. de C. V.

The Company conducted the combination of the entities under common control as follows: Transactions, balances and unrealized gains or losses on transactions arising from intragroup transactions are eliminated on the combination following the guidance defined by IFRS 10.

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

As of December 31, 2025 and 2024, the Company did not capitalize costs to obtain contracts with customers because there are no long-term contracts with the customers, due to the operations of the hotel, the incremental costs are recognized in profit or loss as incurred. If long-term contracts were obtained, the Company will capitalize the cost of those contracts.

Advance from customers (Deferred revenue and down payments)

Deferred revenue represents the Company´s obligation to provide a service to a customer for which the Company has received cash from the customer.

Down payments are partial cash payments received by a potential customer in advance of a residential acquisition of a residential unit. As of December 31, 2025, these payments are contingent to initiate the development of the 384 residential units as described in note 1.

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

Trade receivables and debt securities are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

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

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

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

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in Other Comprehensive Income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets - Business model assessment:

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to investors.  The information considered includes.

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

-	How the performance of the portfolio is evaluated and reported to the Company’s management;

-	The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

-	How managers of the business are compensated - e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flow collected; and

-	The frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Company’s continuing recognition of the assets.

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

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

In making this assessment, the Company considers:

-	Contingent events that would change the amount or timing of cash flows;
-	Terms that may adjust the contractual coupon rate, including variable-rate features;
-	Prepayment and extension features; and
-	Terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

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

(iii)	Derecognition

Financial assets

The Company derecognizes a financial asset when:

-	The contractual rights to the cash flows from the financial asset expire; or
-	It transfers the rights to receive the contractual cash flows in a transaction in which either:

i.	Substantially all the risks and rewards of ownership of the financial asset are transferred; or
ii.	The Company neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset.

The Company enters into transactions whereby it transfers assets recognized in its consolidated statement of financial position but retains either all or substantially all of the risk and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or canceled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Company updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	The change is necessary as a direct consequence of the reform; and
•	The new basis for determining the contractual cash flows is economically equivalent to the previous basis - i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applied the policies on accounting for modifications to the additional changes.

(iv)	Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the combined statement of financial position when, and only when, the Company currently has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(v)	Derivative financial instruments

The Company holds derivative financial instruments with the intention to hedge interest rate risk exposures.

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(vi)	Impairment

i.	Non-derivative financial assets

Financial instruments

The Company recognizes loss allowances for Expected Credit Losses (“ECLs”) on:

-	Financial assets measured at amortized cost.

The Company measures loss allowances at an amount equal to lifetime ECLs, except for the following which are measured at twelve-month ECLs:

-	Debt securities that are determined to have low credit risk at the reporting date; and

-
Other debt securities and bank balances where credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment,  that includes forward-looking information.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Company considers a financial asset to be in default when:

-	The debtor is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or

-	The financial asset is more than 90 days past due.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Presentation of allowance for ECL in the consolidated and combined statement of financial position

Allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

As of December 31, 2025 and 2024, the Company did not recognize ECL since it has determined that the ECL related to its trade receivables would not be material in the context of these financial statements taken as a whole.

ii.	Non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than investment property and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

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

Prepaid expenses are initially recognized as assets as of the date the payment is made, provided that it is probable that the future economic benefits associated with the asset will flow to the Company. At the time the goods or services are received, prepaid expenses are either capitalized or recognized in profit or loss as an expense, depending on whether there is certainty that the acquired goods or services will generate future economic benefits. The Company periodically evaluates its prepaid expenses to determine the likelihood that they will cease to generate future economic benefits and to assess their recoverability. The Company classifies its prepayments as current or non-current assets, depending on the period when the Company expects to exercise them. Unrecoverable prepaid expenses are recognized as impairment losses in profit or loss.

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

Subsequent measurement of land, buildings and construction in process is at fair value based on periodic, at least annual, valuations performed by external independent appraisers, less subsequent depreciation for buildings; land is not depreciated. The carrying amount of the revaluated assets is adjusted to the revalued amount. If the carrying amount increases as a result of the revaluation, the increase is recognized in other comprehensive income and accumulated as a revaluation surplus, except if it reverses a revaluation decrease of the same assets previously recognized in profit or loss. If the carrying amount is decreased as a result of the revaluation, the decrease is recognized in profit or loss, or against the revaluation surplus in comprehensive income to the extent of any existing balance with respect to the same asset.

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

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

iii.	Depreciation

Depreciation is calculated to write off the cost of property, construction in process and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss. As of December 31, 2025 and 2024 items in construction in process recognized at fair value were not subject to depreciation.

During 2023 and 2024, several assets recognized as construction in process were capitalized as property, building and hotel furniture due to the assets having reached the necessary conditions to operate as Management intended.

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

As of December 31, 2025 and 2024, the Company has a plot of land located in, Baja California, Mexico, that qualifies as an investment property in accordance with the requirements established by IAS 40, since the Company foresees to use this land for the construction of an industrial park, where the Company will act as a lessor and it will obtain income from rentals.

i.	Employee benefits

i.	Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

ii.	Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits is the amount of future benefits that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii.	Termination benefits

Termination benefits are expensed at the earlier of when the Company can no longer withdraw the  offer of those benefits and when the Company recognizes costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted.

iv.	Defined employee benefit

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances, which is recognized as a defined benefit plan. The Company’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of the defined benefit obligation is performed annually by a qualified actuary using the projected unit credit method.  When the calculation results in a potential asset for the Company, the recognized asset is limited to the present value of the economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of the economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, return on plan assets (excluding interest), and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset), taking into account any change in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments.

Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or curtailment gain or loss is recognized immediately in profit or loss.  The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

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

 Income tax expense comprises current and deferred tax and it is recognized in profit or loss. As mentioned in Note 1(a) the Company participates in certain trusts as a Trustor, these trusts are not subject to income taxes.

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

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences are considered, based on the business plans for individual subsidiaries in the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. For this purpose, the carrying amount of investment property measured at fair value is presumed to be recovered through sale.

Deferred tax assets and liabilities are offset only if certain criteria are met.

l.	Finance income and finance cost

The Company’s finance income and finance cost include:

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

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee

At the commencement or on modification of a contract that contains a lease component, the Company allocates the contract consideration to each lease component on the basis of its relative stand-alone prices. However, for leases of property the Company has elected not to separate the non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability on the lease commencement date.  The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made on or before the commencement date, plus any initial direct costs incurred and an estimate of the costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end date of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of right-of-use asset reflects that the Company will exercise a purchase option.  In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as property and equipment.  In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.  Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and the type of asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments; including in-substance fixed payment:
•	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•	Amounts expected to be payable under a residual value guarantee, and
•
The exercise price under purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at reinforced cost using the effective interest method and data measured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use assets, or is recorded in profit or loss in the carrying amount of the right-of-use asset has been reduced to zero.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

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

Contributions for future net assets are contributions granted by the shareholders of the Company that will become part of the net parent investment on a certain date or when certain conditions are met, these contributions are recognized at the transaction price as a liability since there is no present value interest component to recognize.

q.	Fair value measurement

‘Fair value’ is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market in which the Company has access at that date.  The fair value of a liability reflects its non-performance risk.

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities (see note 14).

When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is considered ‘active’ if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

If an asset or a liability measured at fair value has a bid price and an ask price, then the Company measures assets and long positions at a bid price and liabilities and short positions at an ask price.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price, i.e., the fair value of the consideration given or received.

If the Company determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price.

Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument, but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.

r.	Other liabilities

Other liabilities mainly consists of contributions granted by Hyatt and Accor under the concept of ‘key money’ per the Hotel Services Agreement and the Hotel Management Agreement, respectively. The ‘key money’ was granted as an inducement to the Company to enter into such agreements. The Company recognizes these contributions in other liabilities against cash, and the Company subsequently amortizes the total amount on a monthly, straight-line basis from the first month the ‘key money’ is received and continuing during the term of the agreement. If the agreements are canceled or terminated before the agreed term, the Company shall repay to the operators the remaining unamortized amount.

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

The consolidated and combined statement of cash flows for the years ended December 31, 2025, 2024 and 2023 were prepared using the indirect method.

4.	New accounting standards or amendments for 2025 and forthcoming requirements

a.	New currently effective requirements

The following standards required to be applied by an entity with an annual reporting period beginning on 1 January 2025., and have been adopted by the Company. Their adoption has not any material impact on the disclosures or the amounts reported in these financial statements.

Amendments to IAS 21 – Lack of Exchangeability. Under IAS 21 The Effects of Changes in Foreign Exchange Rates, a company uses a spot exchange rate when translating a foreign currency transaction.   The amendment is effective for annual reporting periods beginning on or after January 1, 2025. The Company did not have a significant impact from the adoption of this standard.

b.	Forthcoming requirements

As of December 31, 2025, the following standards and interpretations had been issued but were not mandatory for annual reporting periods ending on December 31, 2025.

•	Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity

Issued in December 2024, these amendments change the ‘own use’ and hedge accounting requirements of IFRS 9 and include targeted disclosure requirements to IFRS 7. These amendments apply only to contracts that expose an entity to variability in the underlying amount of electricity because the source of its generation depends on uncontrollable natural conditions (such as the weather). These new requirements will apply for annual reporting periods beginning on or after January 1, 2026. Early application is permitted (subject to any endorsement process). Effective date: January 1, 2026 (early adoption is available).

•	Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:
a. clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
b. clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
c. add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environmental, social and governance targets); and
d. update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

The amendments in (b) are most relevant to financial institutions, but the amendments in (a), (c) and (d) are relevant to all entities.

The amendments to IFRS 9 and IFRS 7 will be effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted subject to any endorsement process. Effective date: January 1, 2026.

•	Annual Improvements to IFRS Accounting Standards – Volume 11

Annual improvements are limited to changes that either clarify the wording in an Accounting Standard or correct relatively minor unintended consequences, oversights or conflicts between the requirements in the Accounting Standards. These amendments are to the following standards:
IFRS 1 First-time Adoption of International Financial Reporting Standards
IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7
IFRS 9 Financial Instruments
IFRS 10 Consolidated Financial Statements; and
IAS 7 Statement of Cash Flows.
Effective date:  January 1, 2026

•	Amendments to IAS 21 – Translation to a Hyperinflationary Presentation Currency

In November 2025, the IASB amended IAS 21 to specify the translation procedures for an entity whose presentation currency is that of a hyperinflationary economy. The entity applies the amendments if:

o	it is functional currency is that of a non-hyperinflationary economy and it is translating its results and financial position into the currency of a hyperinflationary economy; or
o	it is translating into the currency of a hyperinflationary economy the results and financial position of a foreign operation whose functional currency is that of a non-hyperinflationary economy.
Effective date: January 1, 2027 (early adoption is permitted subject to endorsement process).

•	IFRS 18 – Presentation and Disclosure in Financial Statements

This is the new standard on presentation and disclosure in financial statements, which replaces IAS 1, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

o	the structure of the statement of profit or loss with defined subtotals;
o	requirement to determine the most useful structure summary for presenting expenses in the statement of profit or loss;
o	required disclosures in a single note within the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and

o	enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.
Effective date: January 1, 2027 (early adoption is permitted).

•	IFRS 19 – Subsidiaries without Public Accountability: Disclosures
This new standard works alongside other IFRS Accounting Standards. An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements; and it applies instead the reduced disclosure requirements in IFRS 19.
IFRS 19’s reduced disclosure requirements balance the information needs of the users of eligible subsidiaries’ financial statements with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries. A subsidiary is eligible if:
o	it does not have public accountability; and
o	it has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.
Effective date: January 1, 2027

The Company is still in process of assessing the impact of the new accounting standards, particularly with the IFRS 18 respect to the structure of the Company´s statement of profit or loss, the statement of cashflows and the additional disclosures required for the MPMs (Management defined Performance Measures). The Company is also assessing the impact on how information is grouped in the financial statements including for items currently labelled as “other”.
5.	Cash and cash equivalents and restricted cash

As of December 31, 2025 and 2024, cash and cash equivalents and restricted cash is as follows:

	As of December 31,
	2025	2024

Cash	$1,337,499	$1,664,179
Bank deposits and restricted cash (1) (2)	272,402,015	968,750,678

Total cash and cash equivalents and restricted cash	$273,739,514	$970,414,857

(1)
Inmobiliaria Insurgentes 421 - In accordance with the long-term loan from Bancomext as amended on July 4, 2025, the borrower must maintain a debt service reserve fund equivalent to the next amortization of principal payment plus interest, according to the amortization schedule, and an additional fund for an amount equivalent to the principal debt service reserve fund. The borrower is obligated to replace such reserve funds within 1/3 each month after every quarterly payment.  If the borrower maintains both debt service reserve funds for six months, the second fund reserve will be cancelled. As of December 31, 2025 and December 31, 2024, the reserve funds (restricted cash) amounted to $114,438 and $44,069,120, respectively. As of December 31, 2025 and 2024, the debt service reserve funds have not been fully funded as required by the current loan agreement at each date; for further information see note 10 (1).

(2)
Issuer trust 4323 - In accordance with the  terms of the Senior Secured Notes issued by the Company on September 12, 2024, The Company is required to fund a debt service reserve fund as well as other fund accounts required by the Senior Notes. As of December 31, 2025 the Company did not fund the debt service reserve and/or constituted other required reserve accounts by the Senior Notes and was not able to  pay the second interest coupon of September 12, 2025. See note 10 (11)., for additional information and status of negotiation with an “Ad Hoc” Group of Senior Notes holders.As of December 31, 2024, the debt service reserve fund amounted $338,419,950 (U.S.$16,500,000). This is a revolving reserve classified as cash and cash equivalents.

6.	Related-party transactions and balances

Transactions with key management personnel

i.	Key management personnel compensation

 Compensation of the Company’s key management personnel includes only short-term employee benefits in the amount of $12,192,207, $14,066,344 and $13,185,131 during 2025, 2024 and 2023, respectively.

ii.	Outstanding balances with related parties as of December 31, 2025 and 2024 are shown as follows:

	As of December 31,
Payable:	2025	2024
Affiliate:
Sofoplus S.A.P.I de C. V., SOFOM ER (1)	$198,079,907	$194,471,588
Total related parties payable	198,079,907	194,471,588

Current portion	129,014,341	120,634,508

Long term portion	$69,065,566	$73,837,080

(1)	This balance is composed of several loan agreements as follows:

(i)	Syndicated secured mortgage loan for up to U.S.$30,000,000 (U.S.15,000,000 granted by Exitus and U.S.$15,000,000 granted by Sofoplus to Murano World) (“Sofoplus Loan I”) which matures on June 24, 2025, with an annual interest rate of 15.00%. The major shareholders are joint obligors. The balance of the Sofoplus Loan I and as of December 31, 2024 was U.S.$5,367,127 ($110,081,394) and accrued interest of U.S.$27,344 ($560,831). On January 30, 2025, Murano World signed a new loan agreement with Sofoplus of up to U.S. $6,000,000 (“Sofoplus loan III”) with draws of US $870,772 and $5,129,228 on January 31, 2025 and February 13, 2025, respectively. This loan has to pay monthly interest at the annual interest rate of 16%, with maturity on February 1, 2028. The use of this loan was to re-pay in full the remaining balance the Sofoplus Loan I, including principal and interest. The balance of the Sofoplus loan II as of December 31, 2025 is U.S.$6,000,000 ($107,716,800) and accrued interest of U.S.$570,666 ($10,245,064).
(ii)	On September 30, 2024, Murano World signed a loan agreement with Sofoplus for up to U.S.$3,600,000 (“Sofoplus loan II”) with disbursements of U.S.$700,000, U.S.$100,000, U.S.$800,000, U.S.$1,000,000 and U.S.$1,000,000 on September 30, 2024, October 3, 2024, October 31, 2024, November 29, 2024, and December 13, 2024, respectively. The Company used this loan to repay the balance of the secured mortgage loan I of U.S. $15,000,000. This loan pays monthly interest at the annual interest rate of 16% beginning of on October 1, 2024, with maturity on October 1, 2026. The balance of this loan as of December 31, 2025 and 2024 was U.S.$3,600,000 ($64,630,080) and accrued interest of U.S.$294,400 ($5,285,304) and U.S.$3,600,000 ($73,837,080) and accrued interest of U.S.$8,000 ($164,082), respectively.

(iii)	The balance also includes invoices discounted by one supplier of the Company with Sofoplus, the extended maturity of these discounted invoices is June 30, 2026. The balances of this transaction including interest as of December 31, 2025 and December 31, 2024 were $10,202,658 and $9,828,201, respectively.

On September 30, 2025, the Company signed a promissory note with Sofoplus to defer the interest payment from June 1, 2025 to January 1, 2026 of the Sofoplus Loan II.  On January 2, 2026 the maturity of this promissory note was extended to December 28, 2026.

On December 1, 2025 the Company signed a promissory note with Sofoplus to defer the interest payment from December 1, 2025 to February 28, 2026 of the Sofoplus Loan III in the amount of U.S.$392,522 On February 28, 2026 the maturity of this promissory note was extended to February 23,2027.

Reconciliation of movements of liabilities to cash flows arising from related party financing activities

Long-term debt

Balances as of January 1, 2025	$194,471,588
Payments	(110,390,827)
Interest paid	(15,455,526)
Proceeds from loans	123,407,734
Accrued interest	31,432,685
Total changes from financing cash flows	223,465,654

Effect on changes in foreign exchange rates	(25,385,747)

Balances as of December 31, 2025	$198,079,907

Long-term debt

Balances as of January 1, 2024	$220,305,588
Payments	(476,238,335)
Interest paid	(35,380,058)
Proceeds from loans	417,288,465
Accrued interest	33,666,513
Total changes from financing cash flows	159,642,173

Effect on changes in foreign exchange rates	34,829,415

Balances as of December 31, 2024	$194,471,588

7.	Property, construction in process and equipment

Reconciliation of carrying amount

		Construction in			Computer	Transportation		Equipment and
	Land	process	Buildings	Elevators	equipment	Equipment	Furniture(1)	other assets	Total
Cost:
Balances as of January 1, 2023	$7,794,417,256	$9,083,995,555	$-	$-	$7,109,323	$2,874,688	$5,694,946	$3,173,881	$16,897,265,649
Additions	173,992,200	1,388,105,617	-	-	627,269	-	157,205,729	-	1,719,930,815
Disposals	-	-	-	-	-	-	(163,689,130)	-	(163,689,130)
Capitalization of FF&E and OS&E, buildings and elevators	-	(1,525,827,023)	1,348,289,068	10,964,935	-	-	166,573,020	-	-
Revaluation	(21,598,770)	(2,437,323,707)	1,568,940,131	-	-	-	-	-	(889,982,346)

Balances as of December 31, 2023	$7,946,810,686	$6,508,950,442	$2,917,229,199	$10,964,935	$7,736,592	$2,874,688	$165,784,565	$3,173,881	$17,563,524,988

Additions	32,387,850	1,296,109,229	-	-	415,378	846,019	2,074,071	-	1,331,832,547
Capitalization of FF&E and OS&E, buildings and elevators	-	(2,354,555,747)	1,973,759,232	9,489,941	-	-	371,306,574	-	-
Revaluation	1,505,153,788	(1,981,481,567)	811,137,367	-	-	-	-	-	334,809,588

Balances as of December 31, 2024	$9,484,352,324	$3,469,022,357	$5,702,125,798	$20,454,876	$8,151,970	$3,720,707	$539,165,210	$3,173,881	$19,230,167,123

Additions	-	280,974,678	-	-	-	590,734	1,073,184	-	282,638,596
Disposals (2)	-	-	-	-	(4,907,636)	(1,952,409)	(3,536,350)	(1,587,774)	(11,984,169)
Assets held for sale (3)	(2,263,767,616)	-	-	-	-	-	-	-	(2,263,767,616)
Revaluation	(2,012,498,357)	(1,570,973,151)	(200,472,635)	-	-	-	-	-	(3,783,944,143)

Balances as of December 31, 2025	$5,208,086,351	$2,179,023,884	$5,501,653,163	$20,454,876	$3,244,334	$2,359,032	$536,702,044	$1,586,107	$13,453,109,791

		Construction in			Computer	Transportation		Equipment and
	Land	process	Buildings	Elevators	equipment	Equipment	Furniture(1)	other assets	Total
Accumulated depreciation:

Balances as of December 31, 2022	$-	$-	$-	$-	$(5,892,011)	$(2,626,601)	$(4,079,955)	$(2,183,253)	$(14,781,820)

Depreciation	-	-	(71,580,551)	(1,096,493)	(779,108)	(77,491)	(55,029,094)	(152,462)	(128,715,199)

Balances as of December 31, 2023	-	-	(71,580,551)	(1,096,493)	(6,671,119)	(2,704,092)	(59,109,049)	(2,335,715)	(143,497,019)

Depreciation	-	-	(130,571,011)	(1,807,015)	(731,312)	(286,195)	(137,984,866)	(152,202)	(271,532,601)

Balances as of December 31, 2024	-	-	(202,151,562)	(2,903,508)	(7,402,431)	(2,990,287)	(197,093,915)	(2,487,917)	(415,029,620)

Depreciation	-	-	(113,757,059)	(2,045,488)	(516,181)	(182,663)	(120,997,417)	(152,202)	(237,651,010)

Disposals (2)	-	-	-	-	4,908,446	1,952,405	3,535,532	1,587,774	11,984,157

Balances as of December 31, 2025	-	-	(315,908,621)	(4,948,996)	(3,010,166)	(1,220,545)	(314,555,800)	(1,052,345)	(640,696,473)
Carrying amounts as of:
December 31, 2023	$7,946,810,686	$6,508,950,442	$2,845,648,648	$9,868,442	$1,065,473	$170,596	$106,675,516	$838,166	$17,420,027,969

December 31, 2024	$9,484,352,324	$3,469,022,357	$5,499,974,236	$17,551,368	$749,539	$730,420	$342,071,295	$685,964	$18,815,137,503

December 31, 2025	$5,208,086,351	$2,179,023,884	$5,185,744,542	$15,505,880	$234,168	$1,138,487	$222,146,244	$533,762	$12,812,413,318

(1)	Includes FF&E and OS&E assets.
(2)	Completely depreciated assets
(3)
As  result of the advance negotiation with   NAFIN  related to  a partial payment of the balance with this lender and the negotiation with FINAMO to pay the debt balance in full,   the Company classified  the  private units  3 and 5 of the Cancun Complex, as assets held for sale. Management  considered a high likelihood  to close these negotiations in the next few months after the issuance of these consolidated and combined financial statements.

Construction in process

GIC I (is a hotel project in Cancun which when complete will have 616 rooms and approximately 324 condominiums. Construction is nearing completion and operations commenced during 2024 with the first 400 keys of the formerly Hyatt Vivid Hotel already open and the remaining 166 keys are expected to open in the third quarter of 2026. All hotel rooms will be now under the Mondrian brand, as the new operator (refer to Note 1 for additional information). As of December 31, 2025 and 2024, amounts incurred in the construction in process during the calendar year are $259,991,882 and $1,296,109,229, respectively.

GIC II is a plot of land located in Cancun, Quintana Roo, where the Company plans to develop approximately 1,254 condominiums, a convention center (under the World Trade Center brand), a water park and a beach club. For the years ended December 31, 2025 and 2024, construction costs incurred were $4,662,698 and $6,014,159, respectively. See Notes 1 a. and 19 for additional details about the GIC Complex (GIC I y GIC II).

Insurgentes Hotel is a hotel complex comprising two individual hotels with a combined capacity of 396 rooms, located in Mexico City. This hotel commenced operations in early 2023. For the year ended December 31, 2025, construction costs incurred for the construction of the Mondrian offices as well as the construction of the meeting rooms space in the Mondrian hotel were $16,320,098. As of December 31, 2024 there were no additional capitalized costs incurred for the property.

Capitalization of borrowing cost included in the incurred cost of the construction of the GIC I for the year ended December 31, 2024 was $303,443,168, were calculated using a capitalization rate of 100% since all the loans held by the Company are specific and directable attributable to the construction in process up to April 1, 2024, after which the Company has not capitalized additional borrowing cost.

Non-cash and cash transactions in Property, construction in process and equipment

	As of December 31,
	2025	2024	2023

Balances as of January 1	$19,230,167,123	$17,563,524,988	$16,897,265,649
Non-cash transactions:
Revaluation of land and construction in process	(3,783,944,143)	334,809,588	(889,982,346)
Reclassification to assets held for sale	(2,263,767,616)	-	-
Disposal of assets	(11,984,169)	-	-
Total non-cash transactions	(6,059,695,928)	334,809,588	(889,982,346)

Cash transactions:
Construction in process and equipment	282,638,596	1,028,389,379	1,281,108,214
Capitalized borrowing costs	-	303,443,168	275,133,471
Total cash transactions	282,638,596	1,331,832,547	1,556,241,685

Balances as of December 31	$13,453,109,791	$19,230,167,123	$17,563,524,988

Measurement of fair value

Land, construction in process and buildings

Fair value hierarchy

The Company engages third-party qualified appraisers to perform the valuation of the land, construction in process and buildings annually. The technical committee works closely with qualified external appraisers to establish the appropriate valuation techniques and inputs to the model. The fair value measurement for the land, construction in process and buildings has been categorized as a Level 3 fair value based on the inputs to the valuation technique used. Changes in fair value are recognized in Other Comprehensive Income (OCI) or profit or loss to the extent losses exceed any revaluation gains.

Valuation technique and significant unobservable inputs

The following table shows the valuation technique used in measuring the fair value of the land,   construction in process and buildings, as well as the significant unobservable inputs used.  The revaluation (loss)  surplus for the years ended December 31, 2025, 2024 and 2023 were $(2,380,702,844), $334,809,588 and $(889,982,346), respectively.

Valuation technique		Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Land		The appraiser compared the comps to the Subject Assets using comparison elements that include market conditions, location, and physical characteristics.	The estimated fair value would increase if the adjustments applied were higher.

Company directors use the market-based approach to determine the value of the land as described in the valuation reports prepared by the appraisers

In estimating the fair value of the subject assets, the appraiser performed the following:		• Location (0.80 - 1). • Size (1.08 - 1.20). • Market conditions (0.8 - 1).

•	Researched market data to obtain information pertaining to sales and listings (comps) that are similar to the Subject Asset.
•	Selected relevant units of comparison (e.g., price per square meter), and developed a comparative analysis for each.
•	Compared the comps to the Subject Asset using elements of comparison that may include, but are not limited to, market conditions, location, and physical characteristics; and adjusted the comps as appropriate.
•	Reconciled the multiple value indications that resulted from the adjustment of the comps into a single value indication.
•	The selected price per square meter is consistent with market prices rates paid by market participants and/or current asking market prices rates for comparable properties.

Valuation technique		Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Construction in process

Company directors use the cost approach to determine the value of construction in process as described in the valuation reports prepared by the appraisers.
In estimating the fair value of building and site improvements, the appraiser performed the following:

		The appraiser used an adjustment factor regarding the status of the construction in process. Work in progress adjustment (0.6 – 0.98).	The estimated fair value would decrease if the adjustments applied were higher.
•	Estimated replacement cost of the building and site improvements, as though new, considering items such as indirect costs.
•	Estimated and applied deductions related to accrued depreciation, resulting from physical deterioration, and work in progress.

Building

Company directors use the fair market value based on the discounted cashflow approach  to determine the value buildings in current operation that Management considers are in the final stage of ramp up as described in the valuation reports prepared by the appraisers (Insurgentes 421 complex), as well as use the cost approach to determine the value of buildings in current operation that has beginning their ramp up period (Cancun Complex/Hotel Vivid portion).
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

Carrying amount

If the Company’s land, construction in process and buildings had been measured on a historical cost basis, the carrying amounts would have been as shown in the next page.

	As of December 31,
	2025	2024

Land	$705,682,511	$705,682,511
Construction in process	2,976,385,681	2,708,804,812
Buildings	3,322,048,299	3,574,609,548
Total	$7,004,116,491	$6,989,096,871

Security

As of December 31, 2025 and 2024, properties with carrying amount of $15,065,644,136, and $18,817,329,303, respectively, were subject to mortgages or security trusts that form part of the security for certain bank loans. A list of the properties granted and the related loans is as follows:

2025

Property	Associated Credit Reference

Units 1, 2 / Grand Island	See Note 10 Terms and repayment schedule (11)
Unit 3 / Grand Island II	See Note 10 Terms and repayment schedule (3), (4), (9) &(10) See Note 10 Terms and repayment schedule (8) See Note 10 Terms and repayment schedule (2) and Note 6 reference (1)
Units 4 & 5
Unit 8, No. 56-A-1, Supermanzana A2, Sup. 824.20 M2
Unit 9, No. 56-A-1, Supermanzana A2, Sup. 832.94 M2
Insurgentes Sur 421 Complex	See Note 10 Terms and repayment schedule (1)
Beach Club – Playa Delfines	See Note 10 Terms and repayment schedule (5)
Plot of land: La Punta Bajamar / Lote 1, Manzana S/M, Sup. 4,117.88 M2	See Note 10 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 2, Manzana S/M, Sup. 6,294.08 M2	See Note 10 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 3 (Vialidad), Manzana S/M, Sup. 4,117.88 M2	See Note 10 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 4, Manzana S/M, Sup. 10,015.68 M2	See Note 10 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 5, Manzana S/M, Sup. 11,986.53 M2	See Note 10 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 6, Manzana S/M, Sup. 2,912.02 M2	See Note 10 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 7, Manzana S/M, Sup. 568.51 M2	See Note 10 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 8, Manzana S/M, Sup. 635.25 M2	See Note 10 Terms and repayment schedule (2)

2024

Property	Associated Credit Reference

Units 1, 2 / Grand Island	See Note 10 Terms and repayment schedule (11)
Unit 3 / Grand Island II	See Note 10 Terms and repayment schedule (3), (4), (9) &(10)
See Note 10 Terms and repayment schedule (13)
Units 4 & 5
Unit 8, No. 56-A-1, Supermanzana A2, Sup. 824.20 M2	See Note 10 Terms and repayment schedule (2) and Note 6 reference (1)
Unit 9, No. 56-A-1, Supermanzana A2, Sup. 832.94 M2
Insurgentes Sur 421 Complex	See Note 10 Terms and repayment schedule (1)
Beach Club – Playa Delfines	See Note 10 Terms and repayment schedule (5)
Plot of land: La Punta Bajamar / Lote 1, Manzana S/M, Sup. 4,117.88 M2	See Note 10 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 2, Manzana S/M, Sup. 6,294.08 M2	See Note 10 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 3 (Vialidad), Manzana S/M, Sup. 4,117.88 M2	See Note 10 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 4, Manzana S/M, Sup. 10,015.68 M2	See Note 10 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 5, Manzana S/M, Sup. 11,986.53 M2	See Note 10 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 6, Manzana S/M, Sup. 2,912.02 M2	See Note 10 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 7, Manzana S/M, Sup. 568.51 M2	See Note 10 Terms and repayment schedule (2)
Plot of land: La Punta Bajamar / Lote 8, Manzana S/M, Sup. 635.25 M2	See Note 10 Terms and repayment schedule (2)

Assets held for sale

In September 2025, Management committed to a plan to make a payment in kind to NAFIN in order to reduce the balance of the NAFIN Loan. Accordingly, the plan is transfer to sell to NAFIN the private unit 5 of the Cancun Complex. The Company expects that this transaction will be concluded in the second quarter of 2026. As result of the above, the Company reclassified the private unit 5 from property, plant and equipment financial statements line to assets held for sale.

In Octuber 2025, as described in note 19g., Finamo initiated a commercial enforcement proceeding (juicio oral mercantil) against some subsidiaries of the Company, in connection with the alleged failure to make (i) principal and interest payments under the Finamo Loans (note 10) and (ii) sale and lease back payments under the Finamo Sale and Lease Back Agreements.  Management plans include a potential payment in kind to Finamo in order to pay in full the remaining debt balance in the next few months after the issuance of these consolidated and combined financial statements.

As of December 31, 2025 the assets held for sale were at fair value less cost of disposition and comprised the following assets:

December 31, 2025

Land – Private unit 3 of the Cancun Complex	$1,159,032,975
Land – Private unit 5 of the Cancun Complex	1,104,734,641
Assets held for sale	$2,267,767,616

Cumulative income or expense including in OCI

There is a cumulative surplus included in OCI as part of the valuation of the private units 3 and 5 described above in the amount of $2,050,842,184, this amount is presented net of the deferred income tax in the amount of $615,252,655.

Measurement of fair value

The Company engages third-party qualified appraisers to perform the valuation of the land, annually. The technical committee works closely with qualified external appraisers to establish the appropriate valuation techniques and inputs to the model.  The fair value measurement for the land has been categorized as a Level 3 fair value based on the inputs to the valuation technique used. Changes in fair value are recognized in Other Comprehensive Income (OCI) or profit or loss to the extent losses exceed any revaluation gains.

Valuation technique		Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement

Land of assets held for sale

Company directors use the market-based approach to determine the value of the land as described in the valuation reports prepared by the appraisers.

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

•	Reconciled the multiple value indications that resulted from the adjustment of the comps into a single value indication.
•	The selected price per square meter is consistent with market prices, rates paid by market participants and/or current asking market prices rates for comparable properties.
8.	Investment property

Reconciliation of carrying amount

	As of December 31,
	2025	2024

Balances as of January 1,	$1,340,000,000	$1,100,491,490
Changes in fair value	75,000,000	239,508,510
Balances as of December 31,	$1,415,000,000	$1,340,000,000

Investment property is initially measured at cost and subsequently at fair value, changes in fair value are recognized as a gain (loss) in profit or loss. All such gains (losses) are unrealized.

The investment property is planned for the development of an industrial park, this project is expected to include approximately a leasable area of  363,262 sqm as described in Note 1.

Measurement of fair value

Fair value hierarchy

The Company engages third-party qualified appraisers to perform the valuation of the investment properties annually. The technical committee works closely with qualified external appraisers to establish the appropriate valuation techniques and inputs to the model.

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

Company directors use the market-based approach to determine the value of the subject assets as described in the valuation reports prepared by the appraisers.

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
•    The selected price per square meter is consistent with market price rates paid by market participants and/or current asking market prices rates for comparable properties.

The appraiser compared the comps to the Subject Assets using comparison elements that include market conditions, location, and physical characteristics.

•          Location (0.80 – 1).
•          Size (1.08 – 1.20).
•          Market conditions (0.8 – 1).
The estimated fair value would increase if adjustments applied were higher.

Security

As of December 31, 2025 and 2024, properties with a carrying amount of $1,415,000,000 and $1,340,000,000 were subject to a registered debenture that forms security for certain loans. A list of the properties granted and the related loans is as shown in the next page.

Property	Associated Credit Reference
Plot of land: La Costa Bajamar / Lote MP1, Fracc. A, Manzana S/M, Sup. 271,042.763 M2	See Note 10 Terms and repayment schedule (2) and Note 6 references (1).
Plot of land: La Costa Bajamar: Lote MP1, Fracc. B, Manzana S/M, Sup. 304,851.487 M2
Plot of land: La Costa Bajamar: Lote MP1, Fracc. C, Manzana S/M, Sup. 353,797.091 M2
Plot of land: La Costa Bajamar: Fracc. Servidumbre de Paso, Manzana S/M, Sup. 41,084.499 M2

9.	Leases

The Company leases equipment, office space and vehicles. Lease terms vary from contract to contract. Information on leases in which the Company is a lessee is presented below.

Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property.

2025	Hotel Equipment	Offices	Vehicles	Total

Balance as of January 1,	$187,460,165	$12,097,928	$607,615	$200,165,708
Depreciation charge for the year	(46,947,511)	(3,155,971)	(542,512)	(50,645,994)

Balance as of December 31,	$140,512,654	$8,941,957	$65,103	$149,519,714

2024	Hotel Equipment	Offices	Vehicles	Total

Balance as of January 1,	$199,957,781	$15,253,909	$1,825,401	$217,037,091
Additions	31,364,829	-	-	31,364,829
Depreciation charge for the year	(43,862,445)	(3,155,981)	(1,217,786)	(48,236,212)

Balance as of December 31,	$187,460,165	$12,097,928	$607,615	$200,165,708

2023	Hotel Equipment(1)	Offices	Vehicles	Total

Balance as of January 1,	$-	$-	$591,039	$591,039
Additions	203,886,899	17,094,898	2,247,946	223,229,743
Depreciation charge for the year	(3,929,118)	(1,840,989)	(1,013,584)	(6,783,691)

Balance as of December 31,	$199,957,781	$15,253,909	$1,825,401	$217,037,091

(1)
On November 8, 2023, Operadora Hotelera GI, S. A. de C. V. entered into a leasing agreement with Arrendadora Coppel, S.A.P.I. de C.V. for hotel equipment for a period of 5 years, rent payments are fixed throughout the contract.

Amounts recognized in profit or loss

	For the Years Ended December 31,
	2025	2024	2023
Amounts recognized in profit and loss
Interest on lease liabilities	$20,287,396	$21,298,127	$3,282,685
Expenses related to short-term leases	2,475,611	-	1,506,962

	$22,763,007	$21,298,127	$4,789,647

Amounts recognized in the consolidated and combined statement of cash flow

Total cash outflow	$64,834,146	$53,910,165	$19,175,084

Guarantee deposits

As part of the hotel equipment leasing, the Company provided a guarantee deposit of $4,870,138, from December 31, 2023.

10.	Long-term debt

	As of December 31,
	2025	2024
Current liabilities:
Current portion of secured bank loans	$9,776,231,107	$3,104,552,010
Unsecured bank loans	—	30,694,061
Interest	916,613,493	346,134,418
Total current liabilities	$10,692,844,600	$3,481,380,489

Non-current liabilities:
Secured bank loans	$—	$7,692,819,937
Unsecured bank loans	26,800,341	—
Total non-current liabilities	$26,800,341	$7,692,819,937

The secured bank loans are secured over land and construction in process and assets held for sale with a carrying amount of $16,480,644,136, and $20,157,329,304 as of December 31, 2025 and 2024, respectively (see Note 7 and Note 8 Security).

Information about the Company’s exposure to interest rate, foreign currency and liquidity risks is included in Note 13.

					As of
Currency		Nominal interest rate 2025	Nominal interest rate 2024	Maturity	December 31, 2025	December 31, 2024

Inmobiliaria Insurgentes 421:
Bancomext (1)	USD	SOFR + 3.5%	SOFR + 3.5%	2037	$1,772,644,107	$2,029,066,425
Cost to obtain loans and commissions					(15,692,913)	(17,038,019)
Total Inmobiliaria Insurgentes 421					1,756,951,194	2,012,028,406

Murano World:
Exitus Capital S.A.P.I de C. V. ENR (“Exitus Capital”) (2)	USD	15.00%	15.00%	2029	366,293,953	373,168,040
Arrendadora Fínamo,S.A. de C.V. (“Finamo”) (3)	MXN	15.76%	15.76%	2027	318,667,489	282,011,355
Administradora de Soluciones de Capital, S.A. de C.V. SOFOM ENR (Finamo) (4)	MXN	22.00%	22.00%	2025	144,493,360	144,493,360
ALG (5)	USD	10%	10%	2030	359,056,000	410,206,000
Santander International (6)	USD	Best Rate+0.80%	Best Rate+0.80%	2027	26,800,341	30,694,061
Cost to obtain loans and commissions					(4,191,139)	(7,833,206)
Total Murano World					1,211,120,004	1,232,739,610

Edificaciones BVG:
Exitus Capital (7)					-	4,776,175
Total Edificaciones BVG					-	4,776,175

Murano PV:
NAFIN (8)	USD	SOFR + 3.75% first year; second year SOFR +4.00 and third year SOFR + 4.25%	SOFR + 3.75% first year; second year SOFR +4.00 and third year SOFR + 4.25%	2027	1,044,441,106	1,126,878,115
Administradora de Soluciones de Capital, S.A. de C.V. SOFOM NR (ASC Finamo) (9)	USD	15%	15%	2030	401,030,907	458,160,522
ASC Finamo (10)	MXN	22%	22%	2025	100,000,000	100,000,000
Cost to obtain loans and commissions					(17,888,282)	(26,599,533)
Total Murano PV					1,527,583,731	1,658,439,104

Fideicomiso 4323 (issuer trust):
Senior Notes(11)	USD	11% plus 2% of PIK capitalized first three years	11% plus 2% of PIK capitalized first three years	2031	5,494,095,384	6,153,090,000
Cost to obtain loans and commissions					(186,718,865)	(233,007,287)
Total Fideicomiso 4323					5,307,376,519	5,920,082,713

Accrued interest payable					916,613,493	346,134,418
Total debt					10,719,644,941	11,174,200,426

Current instalments					10,692,844,600	3,481,380,489

Long-term debt, excluding current instalments					$26,800,341	$7,692,819,937

The Company had a syndicated secured mortgage loan of up to U.S.$239,811,150 with Banco Nacional de Comercio Exterior S.N.C. Institución de Banca de Desarrollo (“Bancomext”), Caixabank, S. A.  Institución de Banca Multiple (“Caixabank”), Sabadell, S. A. Institución de Banca Multiple (“Sabadell”), Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo (NAFIN) and Avantta Sentir Común, S. A. de C. V. SOFOM, E.N.R. (Avantta).  Operadora GIC I was jointly liable for this loan as well as Operadora GIC II and Murano World.

The Company also had a Secured loan under a credit line of up to U.S. $31,480,000 to finance VAT receivable with a 36-month maturity or earlier on collection of such VAT receivables from Mexican authorities. On December 2023, the maturity was extended until December 31, 2024.

On September 12, 2024, balance of both loans described above were repaid in full in connection with the issuance of the Senior Notes described in section (11) described below.

(1)
On October 18, 2018, Inmobiliaria Insurgentes 421 obtained a U.S.$49,753,000 unsecured loan with Bancomext. This loan was renegotiated to U.S.$7,500,000 on October 10, 2022. With this loan, the Company repaid fully the first loan, including interest. This loan is secured by the Insurgentes Complex with OHI421 and OHI421 Premium jointly liable and with the pledge of the Murano PV shares.

In May 2023, the Company restructured this loan with an increase of U.S.$25,000,000 giving a total credit line of U.S.$100,000,000.

On April 4, 2024, the Company amended the loan agreement between Inmobiliaria Insurgentes 421 and Bancomext. The main change included reducing the amount of the principal payments from April 2024 to April 2025, as well as receiving an event of default waiver from Bancomext, in connection with the borrower’s funding obligations in respect of the debt service reserve accounts. The parties executed an amendment and waiver agreement to provide new terms and conditions with respect to the funding obligations of the debt service reserve accounts.

On July 4, 2025 the Company signed the amendment of this loan agreement previously approved by Bancomex on June 18, 2025. The main amendment was the  re-scheduling of principal payments over the remaining maturity of this loan in smaller amounts in comparation to the original amortization tab described in the last amended to this agreement from April 4, 2024 as well as the elimination of one of the two debt service reserve funds if during a period of six months the Group is able to maintain the couple of debt service funds fully funded.  The above re-structuring will allow the Company to stabilize the operations of the Insurgentes 421 Hotels (Andaz and Mondrian) in the forthcoming months. On July 16, 2025 the Company also signed the substitution of the trustee from CI Banco to Bancomext.  Final amendments of the Trust were signed on December 18, 2025.

As of December 31, 2025 and 2024, the Company has not fully funded the debt services reserve accounts, resulting in a covenant breach. The loan has not been accelerated, and the creditor has not notified an intention to do so. As of December 31, 2025 and 2024, the entire balance is classified as a current liability.

(2)	The Loan balance with Exitus is described as follows:

(i)
Syndicated secured mortgage loan of U.S.$30,000,000 (U.S.15,000,000 granted by Exitus and U.S.$15,000,000 granted by Sofoplus) with the major shareholders of the Company as joint obligors (“Exitus Loan I”).  The balance of this loan was repaid in full on September 30, 2024 with the proceeds of the Exitus Loan IV described below.

(ii)
Loan agreement up to U.S.$2,500,000 with the major shareholders as joint obligors. As of December 31, 2023, the total amount drawn was $18,391,571 (U.S. $1,088,677). On January 26, 2024, February 26, 2024, March 26, 2024, April 26, 2024 and May 26, 2024, the Company drew U.S.$70,000, U.S.$316,000, U.S.$311,000, U.S.$325,000 and U.S.$374,000 respectively. (“Exitus Loan II”). The balance of this loan was repaid in full on September 30, 2024 with the proceeds of the Exitus Loan IV described below.

(iii)	Loan agreement for U.S.$972,300 signed on June 26, 2023 (Exitus Loan III). The balance of this loan was repaid in full on September 30, 2024 with the proceeds of the Exitus Loan IV described below.

(iv)
On September 30, 2024, Murano World restructured its debt with Exitus Capital and substituted the remaining balance of the three loans described in the sections 2. (i) (ii) and (iii)  above in the amounts of U.S.$15,000,000, U.S.$2,434,012 and U.S.$715,297, respectively. The amount of the new credit line was U.S.$18,149,309 (“Exitus Loan IV”).  This new loan requires us to pay interest quarterly at the annual interest rate of 15% starting October 1, 2024, with maturity on December 30, 2025.  The balance of this loan was fully re-paid with the proceeds from the Exitus Loan V described below.

(v)
In August 2025, Murano World entered into a new loan agreement with Exitus for the amount of US$20,403,165 (“Exitus Loan V”). The Company used the proceeds of this loan to repay in full the Exitus Loan IV described above. It included a payment of the principal amount of U.S.$18,194,063 and interest accrued of U.S.$2,209,102 as of June 30, 2025. The new loan term maturity is 48 months and accrues quarterly interest at an annual rate of 15%. The loan includes a six month grace period for the payment of interest and principal since July 1, 2025, and was due on December 30, 2025. Principal payments will begin on the 36th month anniversary of the loan.  The Company did not make the interest payment of the six month period of grace of this loan.  The Company also breached a covenant of this agreement that required to paid an equity kicker in the amount of U.S.3,102,985 or its equivalent in Murano Global Investment ordinary shares (approximately 356,665 at a share price of U.S.$8.7).

As result of the covenant breaches with this loan, the balance was classified as current liability as of December 31, 2025.  See note 20 for additional details about defaults subsequent to December 31, 2025.

(3)
Sale and lease back agreement signed with Finamo in February 2023 for an amount of $350,000,000 with a 48-month termination period. The agreement includes the pledge of plots of land as security in La Punta Baja Mar that are subject to a registered debenture. The Company signed additional sale and lease back agreements for $60,000,000 in October and November 2023. . The Company did not make lease payments under this instrument from February 1st to December 31, 2025. As result of the covenant breaches with this loan, the balance was classified as current liability as of December 31, 2025. See note 20 for additional details about defaults subsequent to December 31, 2025.

(4)
On December 3, 2024, Murano World, as borrower and the major shareholders of the Company as joint obligors signed a loan agreement with Administradora de Soluciones de Capital, S.A. de C.V. SOFOM E.N.R. (Finamo) in the amount of $144,493,360 with maturity of 12 months and pays interest in a two-month period at the annual rate of 22%. The Company did not make interest and principal payments  as applicable under this loan agreement from January 1st to December 31, 2025.  As result of the covenant breaches with this loan, the balance was classified as current liability as of December 31, 2025. See note 20 for additional details about defaults subsequent to December 31, 2025.

(5)
Secured loan agreement signed by Murano World, on March 31, 2023, for purchase and development of the beach club, which also guarantees this loan. This loan accrues interest at an annual rate of 10%. The interest payment due in December 2024 was not made, and as result of, this loan is breached. Although the loan has not been accelerated and the creditor thereunder has not threatened to accelerate the loan, pursuant to IAS 1 “Presentation of financial statements”, this loan is classified as current liability as of December 31, 2025. As of the date of the issuance of these financial statements, the Company is discussing a negotiation with ALG to remedy this default..See note 20 for additional details about defaults subsequent to December 31, 2025.

(6)
Loan with “Best rate” interest for preferred clients. On March 27, 2024, Murano World increased this credit line from U.S.$1,500,000 to U.S.$2,000,000.  On October 30, 2024, the Company repaid U.S.$500,000 to this loan agreement.  See note 20 for additional information about this loan. On March 7, 2025, Murano World extended the maturity of the Santander loan from March 7, 2025 to March 7, 2027.

(7)
Sale and lease back agreement signed with Exitus Capital in December 2019 with a 36-month termination period for each tranche. On April 4, 2025 Murano World repaid in full the outstanding balance of the sale and lease back agreement with Exitus at that date in the amount of $3,286,980.

(8)
On October 17, 2024, Murano PV, as borrower, the major shareholders of the Company as joint obligors, and NAFIN signed a secured loan agreement up to U.S.$70,378,287. This loan is intended to assist Murano PV with its working capital. The maturity of this loan is  due October 28, 2027. The Company received the tranche A and part of the tranche B on October 28, 2024, in the amount of U.S.$54,942,059 at the signature date of the agreement.  The interest will be capitalized during the term of the loan at the interest rate of SOFR + 3.75% for the first year, SOFR + 4.00% for the second year and SOFR + 4.25% for the third year. Not being in default of any covenants under this loan agreement is a condition for any drawdown of the remaining balance of Tranche B (used for the interest payments).

As of December 31, 2025 the Company did not make the 2025 fourth quarter interest payment as per the amortization table of this loan.   The Company also breached the following covenants included in the waiver obtained last June 26, 2025: (i) The construction of the 616 hotel rooms related to the GIC I second phase was not finalized before December 31, 2025; (ii) The Company did not execute the change in mortgage guarantee from the private units 4 & 5 of the Cancun complex to the private unit 3.

As result of the covenant breach described above, this loan is classified as current liability as of December 31, 2025.

The Company maintained active discussion with NAFIN to make the payment of the balance by executing the mortgage guarantee and is revisiting if the private unit 5 of the Cancun Complex will be sufficient to cover the debt.   See note 20 for additional details about defaults subsequent to December 31, 2025.

(9)
On January 5, 2024, the Company signed a loan agreement with Finamo for $350,000,000 at a fixed annual interest rate of 17%; funds were received on the same date. On January 5, 2024, the Company and the major shareholder of the Company as joint obligor, also signed an additional loan agreement with Fínamo for U.S.$26,000,000 at a fixed annual interest rate of 15%. The funds were received on January 18, 2024, and part of this loan was used to pay the $350,000,000 described above. Unit 3 of the land in Grand Island was given as a guarantee under this loan agreement. On October 2, 2024, the Company made a prepayment of U.S. $3,661,930.  The Company did not make interest and principal payments  as applicable under this loan agreement from January 1st to December 31, 2025.  As result of the covenant breaches with this loan, the balance was classified as current liability as of December 31, 2025. See note 20 for additional details about defaults subsequent to December 31, 2025.

(10)
On April 9, 2024, Murano PV and the major shareholder of the Company as joint obligor, signed a loan agreement with Finamo for $100,000,000 with maturity in 6 months and a fixed annual interest rate of 22%. On December 3, 2024  the Company negotiated an extension to pay the principal amount of this loan from October 4, 2024, to November 5, 2025.  The Company did not make interest and principal payments  as applicable under this loan agreement from January 1st to December 31, 2025.  As a result of the covenant breaches with this loan, the balance was classified as current liability as of December 31, 2025. See note 20 for additional details about defaults subsequent to December 31, 2025.

(11)
On September 12, 2024, the Company issue Senior Secured Notes for U.S.$300,000,000  (the “2031 Notes”) with maturity on  September 12, 2031, and will pay semi-annual coupons at an interest rate of 11% plus a 2% of PIK interest that will be capitalized over the first three years of the notes. The Senior Secured Notes are guaranteed by a mortgage over the private units 1 and 2 of the GIC Complex as well as the collection rights of the revenues generated by phase one of the GIC Complex.  The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan of Fideicomiso Murano 2000 /CIB 3001 and the VAT credit both described above, respectively.

The Company did not make the second coupon interest payment due on September 12, 2025 in respect of the 2031 Notes  and failed to cure this situation within the 30-day grace period ending on October 12, 2025. Such failure constitutes an Event of Default under the Indenture governing the 2031 Notes. The Company also  delivered the 2024 audited financial statements of the entities Murano PV,  Fideicomiso Murano 2000, Operadora Hotelera GI, and Fideicomiso CIB 4323 after the 120 days period established in Section 4.03 of the Indenture governing the 2031 Notes issued on September 12, 2024  .  The Company has not yet delivered the audited financial statements of the Trust 3224, which includes the mortgage over the private unit 2 of the Cancun Complex, as this trust has no operations other than the mortgage described above. The Company expects to deliver those financial statements in the short term.  Due to the breaches described above the 2031 Notes are classified as current liability as of December 31, 2025.

The Company continued with formal discussion with the ad hoc group of the 2031 Note holders  after December 31, 2025, and, as described, in note 20 (i) a term sheet agreement for the restructuring of the 2031 Notes was reached on March 10, 2026. See note 20 (i) for additional information.

As of December 31, 2024, the Company complied with all terms and covenants included in the loan agreements, except  for the following:

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

See Notes 2c. for the impact on the Company´s ability to continue as a going concern due to breaches in covenants at December 31, 2024. See note 19 Commitments and Contingencies for discussion of the possible impact of potential future covenant breaches. See note 20 for subsequent events regarding covenants breaches after December 31, 2024.

Reconciliation of movements of liabilities to cash flows arising from financing activities

Long-term debt

Balances as of January 1, 2025	$11,174,200,426
Payments	(359,425,897)
Interest paid	(714,447,695)
Interest paid and capitalized (Note 7)	-
Proceeds from loans	558,796,971
Accrued interest	1,383,101,613
Amortization of cost to obtain loans and commissions	30,289,106
Total changes from financing cash flows	12,072,514,524

Effect on changes in foreign exchange rates	(1,352,869,583)

Balances as of December 31, 2025	$10,719,644,941

Long-term debt

Balances as of January 1, 2024	$6,682,672,814
Payments	(6,019,515,831)
Interest paid	(226,949,344)
Interest paid and capitalized (Note 7)	(303,443,168)
Proceeds from loans	8,964,217,491
Accrued interest	742,053,537
Amortization of cost to obtain loans and commissions	66,392,459
Costs to obtain loans and commissions	(265,689,972)
Total changes from financing cash flows	9,639,737,986

Effect on changes in foreign exchange rates	1,534,462,440

Balances as of December 31, 2024	$11,174,200,426

11.	Employee benefits

	As of December 31,
	2025	2024
Net defined benefit liability:
Liability for social security contributions	$9,840,910	$8,928,403
Liability for long-service leave	11,858,640	10,175,001
Total employee benefit liability	21,699,550	19,103,404

Non-current	$11,858,640	$10,175,001

Current	$9,840,910	$8,928,403

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

Movement in net defined benefit  liability

	As of December 31,
	2025	2024	2023

Balance as of January 1,	$10,175,001	$8,766,021	$6,654,318
Included in profit and loss:
Current service cost	2,410,219	1,324,563	1,706,150
Interest cost	966,889	179,510	544,326
	13,552,109	10,270,094	8,904,794
Included in OCI
Remeasurement in loss (gain)	(1,454,945)	(16,372)	(124,616)
Payments
Benefits paid	(238,524)	(78,721)	(14,157)

Balance as of December 31,	$11,858,640	$10,175,001	$8,766,021

Actuarial assumptions

The following were the principal actuarial assumption at the reporting date (expressed as weighted averages):

	2025	2024

Discount rate	9.50%	10.70%
Salary growth	5.50%	5.50%
Future salary growth	5.00%	5.00%

As of December 31, 2025 and 2024, the weighted -average duration of the defined benefit obligation was 15 years per employee.

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	As of December 31, 2025		As of December 31, 2024
	Increase	Decrease	Increase	Decrease

Discount rate (1% variance)	$(559,177)	$612,606	$(670,015)	$747,123
	$(559,177)	$612,606	$(670,015)	$747,123

12.	Warrants liability

In connection with the completion of the business combination on March 20, 2024, each of 16,875,000 HCM’s outstanding warrants were converted into the Company’s warrants at 1:1 ratio. The warrants allow the holder to subscribe for ordinary shares of the Company at an exercise price of U.S.$11.50 per whole warrant. The warrants shall expire on the five year anniversary of the closing date.

Changes in warrant liabilities

The financial liabilities for the warrants are accounted for at fair value through profit or loss, and are measured with reference to its market price.

Changes in the warrant liabilities for the years ended December 31, 2025 and 2024 are summarized as follows:

	Public warrants
	Number of warrants	Value

Warrants as of January 1, 2025	$16,812,123	$75,827,403
Change in fair value of warrant liabilities		(63,526,324)
Warrants exercised	(10,026)	(45,221)

Exchange rate effect	-	(4,290,442)
As of December 31 , 2025	$16,802,097	$7,965,416

	Public warrants
	Number of warrants	Value

Warrants assumed in connection with the business combination held on March 20, 2024	$16,875,000	$19,717,425
Change in fair value of warrant liabilities		51,946,426
Warrants exercised	(62,877)	(73,452)

Exchange rate effect	-	4,237,004
As of December 31 , 2024	$16,812,123	$75,827,403
Each warrant exercised is paid to the company in U.S.11.5.  During 2025 and 2024 the gain obtained by the Company for the exercise of warrants was $2,332,619 (U.S.115,299)  and $ 12,327,209 (U.S.$722,924).

13.	Income tax

	For the Year Ended December 31,
	2025	2024	2023
Current tax (benefit) expense
Current income tax	$2,703,389	$3,924,599	$3,025,179
Deferred income tax	(5,602,656)	68,751,097	(55,155,403)

	$(2,899,267)	$72,675,696	$(52,130,224)

The Mexican Tax Law effective as of January 1, 2014 is applicable to the Company, which imposes an income tax rate of 30%.

The UK entities are subject to UK corporation tax with an applicable rate of 25%.

Amounts recognized in profit or loss

Management has determined that the recoverability of cumulative tax losses, which expire in 2028 - 2035, is not feasible based on estimated breakeven of hotel operations. Therefore, the Company has not recognized certain expected income tax losses in the determination of deferred income tax, except for those companies that have taxable profit to offset the income tax losses.

Amounts recognized in OCI
	As of December 31, 2025			As of December 31, 2024			As of December 31, 2023
	Before	Tax (expense)	Net of	Before	Tax (expense)	Net of	Before	Tax (expense)	Net of
	tax	benefit	tax	tax	benefit	tax	tax	benefit	tax

Items that will not be reclassified to profit and loss
Remeasurements of defined benefit liability	$1,365,506	$(409,652)	$955,854	$16,372	$(4,762)	$11,610	$124,599	$(37,380)	$87,219
Revaluation of property, construction in process and equipment	(3,783,944,143)	1,135,183,243	(2,648,760,900)	334,809,588	(100,442,876)	234,366,712	(889,982,346)	266,994,704	(622,987,642)

	$(3,782,578,637)	$1,134,773,591	$(2,647,805,046)	$334,825,960	$(100,447,638)	$234,378,322	$(889,857,747)	$266,957,324	$(622,900,423)

Reconciliation of effective tax rate

	For the Year Ended December 31,
	2025	2024	2023

(Loss) profit before income tax	$(285,279,802)	$(3,495,289,882)	$5,662,697
Tax using the Company´s domestic tax rate	30%	30%	30%
Income tax at legal tax rate	(85,583,941)	(1,048,586,965)	1,698,809
Tax effect of:
Annual adjustment inflation	19,736,040	35,881,580	86,082,320
Non-deductible expenses	8,942,866	9,847,790	5,970,038
Mainly change in allowance for NOL’s and other permanent differences	54,005,768	1,075,533,291	(145,881,392)

Total tax expense	$(2,899,267)	$72,675,696	$(52,130,224)

Movement in deferred tax balances

2025	Net balance as of January 1,	Recognized in profit and loss	Recognized in OCI	Final balance

Prepayments	$(12,868,926)	$10,986,160	$-	$(1,882,766)
Property, plant and equipment	(95,323,604)	26,808,092	-	(68,515,512)
PP&E Surplus	(3,548,469,730)	9,023,076	1,135,183,243	(2,404,263,411)
PP&E (capitalized foreign exchange rate and interest expense)	(220,604,535)	-	-	(220,604,535)
Investment properties	(372,371,632)	(22,500,000)	-	(394,871,632)
Right of use of assets	(60,049,712)	15,193,798	-	(44,855,914)
Derivatives	-	-	-	-
Accruals	23,045,513	31,312,320	-	54,357,833
Debt cost to be amortized	(69,902,187)	2,554,827	-	(67,347,360)
Advance customers	5,196,925	29,576,603	-	34,773,528
Lease liabilities	62,014,298	(13,364,025)	-	48,650,273
Equipment rent	84,603,406	(84,603,406)	-	-
Employees’ benefits	3,151,126	816,118	(409,652)	3,557,592
Employees’ statutory profit sharing	780,459	(205,119)	-	575,340

	$(4,200,798,599)	$5,598,444	$1,134,773,591	$(3,060,426,564)

2024	Net balance as of January 1,	Recognized in profit and loss	Recognized in OCI	Final balance

Prepayments	$(3,999,701)	$(8,869,225)	$-	$(12,868,926)
Property, plant and equipment	(39,818,079)	(55,505,525)	-	(95,323,604)
PP&E Surplus	(3,471,731,220)	23,704,366	(100,442,876)	(3,548,469,730)
PP&E (capitalized foreign exchange rate and interest expense)	(231,042,798)	10,438,263	-	(220,604,535)
Investment properties	(300,519,080)	(71,852,552)	-	(372,371,632)
Right of use of assets	(65,111,127)	5,061,415	-	(60,049,712)
Derivatives	(35,077,118)	35,077,118	-	-
Accruals	3,370,885	19,674,628	-	23,045,513
Debt cost to be amortized	-	(69,902,187)	-	(69,902,187)
Advance customers	46,637,589	(41,440,664)	-	5,196,925
Lease liabilities	62,388,460	(374,162)	-	62,014,298
Equipment rent	-	84,603,406	-	84,603,406
Employees’ benefits	2,629,807	526,081	(4,762)	3,151,126
Employees’ statutory profit sharing	672,518	107,941	-	780,459

	$(4,031,599,864)	$(68,751,097)	$(100,447,638)	$(4,200,798,599)

2023	Net balance as of January 1,	Recognized in profit and loss	Recognized in OCI	Final balance

Prepayments	$(1,422,966)	$(2,576,735)	$-	$(3,999,701)
Property, plant and equipment	236,862	(40,054,941)	-	(39,818,079)
PP&E Surplus	(3,744,476,101)	5,750,177	266,994,704	(3,471,731,220)
PP&E (capitalized foreign exchange rate and interest expense)	(226,499,908)	(4,542,890)	-	(231,042,798)
Investment properties	(326,498,611)	25,979,531	-	(300,519,080)
Right of use of assets	-	(65,111,127)	-	(65,111,127)
Derivatives	(57,837,597)	22,760,479	-	(35,077,118)
Accruals and borrowing cost	147,482	3,223,403	-	3,370,885
Advance customers	-	46,637,589	-	46,637,589
Lease liabilities	-	62,388,460	-	62,388,460
Employees’ benefits	1,996,298	670,889	(37,380)	2,629,807
Employees’ statutory profit sharing	641,950	30,568	-	672,518

	$(4,353,712,591)	$55,155,403	$266,957,324	$(4,031,599,864)

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit will be available against which the Company can use the benefits therefrom.
	As of December 31, 2025		As of December 31, 2024
	Gross amount	Tax effect	Gross amount	Tax effect

Income tax losses	$1,904,835,875	$571,450,763	$1,698,038,184	$509,411,455
Interest to be deducted	256,196,287	76,858,886	408,193,235	122,457,971
Other assets	-	-	41,049,602	12,314,881

	$2,161,032,162	$648,309,649	$2,147,281,021	$644,184,307

Tax losses carried forward

Tax losses for which no deferred tax asset was recognized expire as follows:
	Gross	Expire
Year	amount	rate

2018	$463,327,909	2028
2020	30,851,973	2030
2021	15,727,355	2031
2022	37,489,376	2032
2023	4,450,065	2033
2024	557,141,333	2034
2025	795,847,864	2035

Total income tax losses	$1,904,835,875

The Company has NOLs in the trusts that only can be used by them up to the reverse of the NOLs in future periods. These NOLs can not be used by other entities within the Company.
14.	Financial instruments - Fair value and risk management

Accounting classification

The following table shows the carrying amounts of financial assets and financial liabilities. It does not include fair value information for financial assets and financial liabilities not measured at fair value since the carrying amount is a reasonable approximation of fair value.

	As of December 31, 2025
	Mandatory at FVTPL	Financial assets at amortized cost	Other financial assets (liabilities)	Total

Financial assets not measured at fair value
Cash and cash equivalents and restricted cash (Level 1)		$273,739,514		$273,739,514

Financial liability measured at fair value
Warrants liability (Level 2)	$(7,965,416)			(7,965,416)

Financial liabilities not measured at fair value
Secured bank loans	-	(10,692,727,662)	-	(10,692,727,662)
Unsecured bank loans	-	(26,917,279)	-	(26,917,279)

	As of December 31, 2024
	Mandatory at FVTPL	Financial assets at amortized cost	Other financial assets (liabilities)	Total

Financial assets not measured at fair value
Cash and cash equivalents and restricted cash (Level 1)		$970,414,857		$970,414,857

Financial liability measured at fair value
Warrants liability (Level 2)	$(75,827,403)			(75,827,403)

Financial liabilities not measured at fair value
Secured bank loans	-	(11,143,359,504)	-	(11,143,359,504)
Unsecured bank loans	-	(30,840,922)	-	(30,840,922)

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

The Company has exposure to the following risks arising from financial instruments:

-	Liquidity risk
-	Market risk

i.	Risk management framework

Management of the Company has overall responsibility for the establishment and oversight of the Company’s risk management framework. Management is responsible for developing and monitoring the Company’s risk management policies and reports regularly to the board of directors on its activities.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company´s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company´s reputation.

The Company uses the activity-based costing to cost its products and services, which assists in monitoring cash flow requirements and optimizing its cash return on investment.

The Company aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows on financial liabilities (other than trade payables) over the next 60 days.

The Company also monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables.

Exposure to liquidity risk

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements:

	Contractual cash flows
As of December 31, 2025	Carrying amount	1 Month	2-12 Months	1-5 Years	More than 5 Years	Total

Derivative financial liabilities
Warrants liability	$7,965,416	-	-	$7,965,416	-	$7,965,416

Total derivative financial liabilities	7,965,416	-	-	7,965,416	-	7,965,416

Non-derivative financial liabilities
Secured bank loans	$10,692,727,662	$10,917,335,798	$-	$-	-	$10,917,335,798
Unsecured bank loans	26,917,279	116,938	-	26,800,341	-	26,917,279
Lease liabilities	162,167,576	19,880,636	43,758,160	98,528,780	-	162,167,576
Trade accounts payable and accumulated expenses and advance from customers	889,206,372	59,573,982	829,632,390	-	-	889,206,372

Total non-derivative financial liabilities	$11,771,018,889	$10,996,907,354	$873,390,550	$125,329,121	-	$11,995,627,025

	Contractual cash flows
As of December 31, 2024	Carrying amount	1 Month	2-12 Months	1-5 Years	More than 5 Years	Total

Derivative financial liabilities
Warrants liability	$75,827,403	$-	$-	$75,827,403	$-	$75,827,403

Total derivative financial liabilities	$75,827,403	$-	$-	$75,827,403	$-	$75,827,403

Non-derivative financial liabilities
Secured bank loans	$11,143,359,504	$31,908,396	$3,479,193,050	$1,763,646,102	$6,153,090,000	$11,427,837,548
Unsecured bank loans	30,840,922	146,861	30,694,061		-	30,840,922
Lease liabilities	206,714,326	-	46,051,658	160,662,668	-	206,714,326
Trade accounts payable and accumulated expenses and advance from customers	629,580,986	125,182,892	504,398,094	-	-	629,580,986

Total non-derivative financial liabilities	$12,010,495,738	$157,238,149	$4,060,336,863	$1,924,308,770	$6,153,090,000	$12,294,973,782

As disclosed in Note 10, the Company has secured bank loans that contain certain covenants. A breach of covenant may require the Company to repay the loan earlier than indicated in the above table.

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

For further information regarding our liquidity risk, please see note 2(c).

Market risk

Market risk is the risk that changes in market prices - e.g. foreign exchange rates, interest rates and equity prices - will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the risk management committee.

Derivatives

The Company holds interest rate swaps for risk management purposes. The interest rate swaps have floating legs that are indexed to SOFR. The Company’s derivative instruments are governed by contracts based on the International Swaps and Derivatives Association (ISDA)’s master agreements.

Currency risk

The Company is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables and borrowings are denominated and the respective functional currencies of Company companies. The functional currency of the Company companies is MXN. The currencies in which these transactions are primarily USD.

Exposure to currency risk

The summary quantitative data about the Company’s exposure to currency risk as reported to the management of the Company is shown in the next page.

	Amounts held in US Dollars
	As of December 31,
	2025	2024
Assets:
Cash and cash equivalents and restricted cash	$12,215,335	$34,084,570
Trade receivables	3,490,439	2,455,301
Other receivables	-	26,932
Prepayments	18,507	18,507

Liabilities:
Current installments of long-term debt	(557,576,166)	(152,279,649)
Long-term debt	(1,492,822)	(381,206,888)
Trade accounts payable excluding current installments	(9,756,911)	(9,216,743)
Advance from customers and accumulated expenses	(3,222,840)	-
Due to related parties	(10,465,067)	(8,967,127)
Other liabilities	(4,581,421)	(4,571,105)

Net position	$(571,370,946)	$(519,656,202)

The exchange rates of MXN/USD as of the date of the consolidated and combined financial statements and their issuance date are as follows:

	As of December 31,		As of May 15,
	2025	2024	2026

One U. S. dollar	$17.9528	$20.5103	$172,502

Sensitivity analysis

The strengthening or weakening of the U.S. dollar, with respect to the Mexican peso as of December 31, 2025 and 2024, would have affected the gains or losses capitalized in construction in progress for the amounts shown below. This analysis is based on changes in the exchange rate that the Company considered reasonably possible at the end of the reporting period. This analysis assumes that the rest of the variables remain constant.

The analysis is performed on the same basis for 2025 and 2024, although the reasonably possible variations in the exchange rate were different, as indicated below:

	Capitalized in construction in process		Profit and loss
	Strengthening	Weakening	Strengthening	Weakening

December 31, 2025 USD (5% movement)	-	-	$512,885,416	$(512,885,416)

December 31, 2024 USD (5% movement)	$(547,098,446)	$547,098,446	$14,183,216	$(14,183,216)

Interest rate risks

The Company adopts a policy of ensuring that 70% of its interest rate risk exposure with Banco Sabadell, S. A. Institución de Banca Multiple and Caixabank, S. A. Institución de Banca Multiple is at fixed rate. This is achieved partly by entering into interest rate swaps. The Company applies a hedge ratio of 1:1. As mentioned in Note 10, on September 12, 2024 the loans described above were repaid in full and the related interest rate swaps were cancelled.

Exposure to interest rate risk

The interest rate profile of the Company’s interest-bearing financial instruments as reported to the management of the Company is as follows:

	As of December 31, 2025
FV hierarchy		Carrying amount	Effects recognized in P&L
Financial liabilities measured at fair value
Warrants liability	Level 2	$7,965,416	$(63,526,324)
Total

	As of December 31, 2024
	FV hierarchy	Nominal amount USD	Carrying amount	Effects recognized in P&L
Financial assets measured at fair value
Interest rate swap - Sabadell	Level 2	-	$-	$(19,726,835)
Interest rate swap - Caixabank	Level 2	-	-	(23,621,645)
Total			$-	$(43,348,480)

	As of December 31, 2024
FV hierarchy		Carrying amount	Effects recognized in P&L
Financial liability’s measured at fair value
Warrants liability	Level 2	$(75,827,403)	$(51,946,426)
Total		$(75,827,403)	$(51,946,426)

	As of December 31, 2023
	FV hierarchy	Nominal amount USD	Carrying amount	Effects recognized in P&L
Financial assets measured at fair value
Interest rate swap - Sabadell	Level 2	73,376,432	$68,146,850	$(45,855,988)
Interest rate swap - Caixabank	Level 2	57,438,000	48,776,877	(30,012,275)
Total			$116,923,727	$(75,868,263)

Fair value sensitivity analysis for fixed-rate instruments

The Company does not account for any fixed-rate financial assets or financial liabilities, at FVPL, and the Company does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings affected. With all other variables held constant, the Company’s combined income before income taxes is affected through the impact of floating rate borrowings (debt) as follows:

		Effect on
	Increase/decrease in %	combined income before income taxes
As of December 31, 2025
US dollar	1%	$381,809
US dollar	(1)%	(381,809)

As of December 31, 2024
US dollar	1%	$331,257
US dollar	(1)%	(331,257)

Master netting or similar agreements

The Company enters into derivative transactions under ISDA master agreements. The ISDA agreement do not meet the criteria for offsetting in the combined statement of financial position. This is because the Company does not have any currently legally enforceable right to offset recognized amounts.

15.	Revenue

	For the Year Ended December 31,
	2025	2024	2023

Revenue from contracts with customers	$1,140,545,581	$729,953,807	$284,890,018
Revenue for administrative services with related parties	-	-	1,761,896

Total revenue	$1,140,545,581	$729,953,807	$286,651,914

Revenue Streams

The Company generates revenue primarily from its owned hotels. Other minor sources of revenue include administrative services that the Company provides to related parties.

a.	Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by primary major products and service lines and timing of revenue recognition.

	For the year ended
	December 31,
	2025	2024	2023

Major products/service lines
Room rentals	$435,139,429	$316,126,908	$169,417,278
Food and beverage	141,320,265	121,899,683	104,813,372
All-inclusive	456,622,268	234,494,740	-
Spa services	20,326,706	12,925,180	3,127,449
Guess dry, cleaning & laundry	2,786,497	3,526,613	4,818,864
Other services	84,350,416	40,980,683	2,713,055
Total revenue from contracts with customers	1,140,545,581	729,953,807	284,890,018

Administrative services to related parties	-	-	1,761,896

Total revenue	1,140,545,581	729,953,807	286,651,914

Timing of revenue recognition
Services and products transferred at a point in time	248,783,884	179,332,159	117,234,636
Services transferred over time	891,761,697	550,621,648	169,417,278
Total revenue from contracts with customers	$1,140,545,581	$729,953,807	$286,651,914

Advance from customers (Deferred revenue and down payments)

As of December 31, 2025 and 2024, contract liabilities primarily represent consideration received in advance from customers in relation to contracts with customers. These amounts are comprised of deferred revenue and down payments.

Deferred revenue balances amounted to $89,730,633 and $23,459,478 as of December 31, 2025 and 2024, respectively, while down payments totaled $105,418,209 for year ended 2025.

In accordance with IFRS 15, revenue associated with these contract liabilities is recognized as the Group satisfies its performance obligations.

An amount of $23,459,478 included in advance from customers related to deferred revenue as of December 31, 2024 was recognized as revenue during 2025 (2024: $8,263,469), consistent with the satisfaction of performance obligations in the current period.

No revenue was recognized in 2025 relating to down payments from performance obligations satisfied (or partially satisfied). This is primarily due to the nature and timing of the Company’s development projects, for which the stage of completion is measured over an estimated construction period ranging from 24 to 48 months.

The Group applies an appropriate method for measuring progress toward complete satisfaction of its performance obligations, consistent with IFRS 15 requirements for over-time revenue recognition.

16.	Other income

	For the Year Ended December 31,
	2025	2024	2023

Other income
Cancellation of legal fees payable (1)	$73,282,276	$-	$-
Gain on sale of property, plant and equipment	-	-	100
VAT revaluation	4,388,434	6,335,345	4,283,151
Insurance recovery	-	-	1,549,313
Key Money Amortization	4,507,998	3,588,919	1,705,089
Gain in sale of equipment	-	157,032,407	-
Others	1,603,155	23,278,616	18,022,899

Total other income	$83,781,863	$190,235,287	$25,560,552

(1)	Cancelation of legal fees payable includes the balance that was cancelled as a result of final negotiation with one service supplier during December 2025.

17.	Stockholders’ Equity

As of December 31, 2025

Equity

On June 11, 2025, the Murano Global Investments signed a Standby Equity Purchase Agreement (“SEPA”) with YA II PN, LTD (“Yorkville” or “Investor”). Under this agreement the Company has the right to issue and sell to Yorkville up to U.S.$500 million of the Company ordinary shares, no par value (the “ordinary shares”).  As stated in this agreement the Company issued to Yorkville 253,070 ordinary shares in respect of the fees due.

On June 13, 2025 the Company sent a prospectus to the SEC related to the offer and sale, from time to time, of 129,765,157 ordinary shares under the SEPA agreement described above.  This prospectus was declared effective on June 26, 2025. The Company may issue  an aggregate of 51,852,657 ordinary shares to Yorkville from time to time during the three-year period following the execution date of the SEPA agreement.

As of December 31, 2025 the Company has issued 403,070 ordinary shares to Yorkville including the 253,070 as respect of fees and as stated in the SEPA agreement. The cashflows generated by this transactions as of December 31, 2025 were U.S.$1,381,777 ( approximately $25,969,485).

As described in note 12 Warrants, during 2025 the number of warrants exercised and converted to ordinary shares was 10,026 in the amount of $2,332,619 (U.S.115,299). In 2024 the number of warrants exercised was 62,877 in the amount of $12,327,209 (U.S.$722,924), this gain was recognized in the stockholder’s equity during 2025.

After the transactions described above  Murano Global Investments has 79,718,832 ordinary shares in issue as of December 31, 2025 broken down as follows:

	Number of shares	% of all ordinary shares

Beneficiary owner 5% or above
Elias Sacal Cababie	69,152,609	86.75%
HCM Investor Holdings, LLC and former HCM directors (Shawn Matthews and other directors)	8,812,500	11.05%

Beneficiary owners below 5%
Others	1,753,723	2.20%

Total shares December 31, 2025	79,718,832	100.00%

As of December 31, 2024

Equity

As described in Note 2b., on March 8, 2024, the Company underwent a restructuring to establish Murano Global Investments as the parent company of the Company. On March 20, 2024 the Company announced the completion of its business combination with HCM Acquisition Corp., marking the entity’s official transition into a publicly traded entity Consequently, on March 21, 2024, Murano’s ordinary shares and warrants began trading on Nasdaq under the symbols “MRNO” and “MRNOW”, respectively.

As of December 31, 2024, Murano Global Investments has 79,305,736 ordinary shares as follows:

	Number of shares	% of all ordinary shares

Beneficiary owner 5% or above
Elias Sacal Cababie	69,152,609	87.20%
HCM Investor Holdings, LLC and former HCM directors (Shawn Matthews and other directors)	8,812,500	11.11%

Beneficiary owner below 5%
Others	1,340,627	1.69%

Total shares December 31, 2024	79,305,736	100.00%

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

All the promissory notes in the amount $900,000,000 described above were issued as part of the Company Reorganization and used by Elias Sacal Cababie to capitalize Murano Global Investments PLC. On March 8, 2024 Murano Global Investments PLC utilized the promissory notes to complete the Company Reorganization by capitalizing Murano P.V and the notes were cancelled as a final step in the reorganization.

Treasury shares

On April 3, 2024, the Company announced that its board of directors had authorized a new share repurchase program under which the Company may repurchase up to US$2 million of its ordinary shares until the end of the last business day of the third quarter in 2024, U.S. Eastern Time. The Company adopted and implemented this share repurchase program in accordance with applicable rules and the Company’s insider trading policies.

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

Net Assets for the period from January 1 to March 20, 2024 and the year ended December 31, 2023

a.	Issued equity:

During 2023, there were no contributions in cash by the Company’s shareholders to the net assets of the Company’s Companies.

b.	Capital Reimbursement

On March 8, 2024, Murano PV made a capital reimbursement of $16,363,928 as part of the Company Reorganization.

During 2023, there were no reimbursements in cash by the Company’s shareholders of the Companies.

18.	Loss per share

The amount of basic earnings per share (EPS) is calculated by dividing the net income for the year attributable to shareholders of the Company’s ordinary shares by the weighted average of the ordinary shares outstanding during the year.

The following table shows the (loss) profit attributable to ordinary equity holders of the Company.

a)	Basic EPS

	For the Year Ended December 31,
	2025	2024	2023

(Loss) profit attributable to ordinary equity holders of the parent entity	$(282,380,535)	$(3,567,965,578)	$57,792,921
Weighted average number of ordinary shares outstanding during the period	79,486,548	77,062,978	69,099,785	(1)
Basic EPS	$(3.55)	$(46.30)	$0.84

b)	Diluted EPS

	For the Year Ended December 31,
	2025	2024	2023

(Loss) profit per basic EPS adjusted	$(282,380,535)	$(3,567,965,578)	$57,792,921
Number of shares per basic EPS adjusted for dilutive potential ordinary shared	79,486,548	77,062,978	69,099,785	(1)
Diluted EPS	$(3.55)	$(46.30)	$0.84

(1)
For the years ended December 31, 2025, 2024 and 2023, Management applied a retrospective approach to determine the weighted average number of ordinary shares outstanding. On March 20, 2024, the Company issued 79,242,873 of which 87.2% represents the shares attributable to the original shareholders of the Company  prior to the business combination.

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

c.
On September 10, 2019, and as amended on March 28, 2021, July 11, 2023  and the extension on January 19, 2024, the Company signed a Hotel Management Agreement with AMR Operaciones MX, S. de R L. de C. V. (AMR). Under this contract, AMR is solely engaged as an exclusive managing agent of the 1,016 keys  with the brands Vivid (400 keys) and Dreams (616 keys) of the Cancun complex on behalf of the Company, in exchange of certain fees for the services provided. The period commencing from the opening date and ending on December 31 of the 25th full Fiscal Year following the opening date

d.
On May 11, 2022, the Company signed a Hotel Services Agreement with Hyatt of Mexico, S.A. de C.V. (“Hyatt”). Under this contract, Hyatt is solely engaged as an exclusive managing agent of the Andaz Hotel on behalf of the Company, in exchange of certain fees for the services provided. The period commencing from the opening date and ending on December 31 of the 20th full Fiscal Year following the opening date.

e.
On May 11, 2022, the Company signed a Hotel Management Agreement with Ennismore Holdings US Inc. (“Accor”). Under this contract, Accor is solely engaged as an exclusive managing agent of the Mondrian Hotel on behalf of the Company, in exchange of certain fees for the services provided. The period commencing from the opening date and ending on December 31 of the 20th full Fiscal Year following the opening date.

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

g.
On October 13, 2025, Finamo and Arrendadora Finamo initiated a commercial enforcement proceeding (juicio oral mercantil) against Murano PV, Murano World, Edificaciones BVG, Elías Sacal Cababie, and other related parties (Case No. 1057/2025) before the Twentieth Civil Court for Oral Proceedings (Juzgado Vigésimo de lo Civil de Proceso Oral) of Mexico City, in connection with the alleged failure to make (i) principal and interest payments under the Finamo Loans and (ii) lease payments under the Finamo Sale and Lease Back Agreements.

h.
The Company has analyzed the risk of future covenant breaches in the following twelve months under the terms of  loan and lease agreements.  As referred to in the Going Concern notes 2c, 10 and 20. and, in order to address and mitigate the risks of such future possible covenant breaches including payment of debt service and cash reserve requirements, amongst others. Management has active negotiations with all lenders including the restructuring terms with the principal lenders including the holders of the 2031 Notes as well as a potential payment in kind of certain debts with the mortgage guarantees.

i.
In addition to defaults existing as of December 31, 2025, the payment defaults described in note 20f., also trigger cross defaults under other debt and lease instruments in respect of which the Company is an obligor.

20.	Subsequent events

a.
In connection with the SEPA agreement, on January 28, 2026 the Company issued 2,000,000 ordinary shares to Yorkville from which the Company initially sale on this date 1,835,000 in the amount of U.S$3,646,000.  On February 2, 2026  the Company issued 363,500 ordinary shares and sale 528,500 (including 165,000 ordinary shares previously issued) them to Yorkville in the amount of U.S.$787,640.

b.
As mentioned in note 10(11). and 2ec. on March 10, 2026, the Company reached an agreement with an ad hoc group of holders of Notes representing more than 81% of the aggregate principal amount of Notes outstanding (the “Ad Hoc Group”), on the key terms of the Notes restructuring (the “Restructuring”) as set out in a term sheet signed on this date and (ii) the entry into a lock-up agreement (the “Lock Up Agreement”) with the Ad Hoc Group to ensure a successful implementation of the Restructuring.

The Restructuring is part of Companie’s ongoing efforts to preserve liquidity amid continued financial and operational challenges at its Grand Island Cancun hotel, and is expected to (i) strengthen Murano’s current capital structure, (ii) assist Murano in its ongoing efforts to regain financial stability, and (iii) ensure the sustainability of the Grand Island Cancun hotel operations.

The Company remains committed to meeting its obligations to key suppliers, clients and commercial partners both current and future while it moves to the implementation phase of the Restructuring, as part of an agreed amicable and out-of-court solution.

The Lock Up Agreement with a substantial group of the holders of Notes represents a key milestone and is the result of a constructive negotiation process between Murano and the Ad Hoc Group over the last several months.  The Company is working on meeting the various conditions to the effectiveness of the Lock-Up Agreement and aims at announcing its effectiveness shortly.

As part of the steps required to complete the restructuring of the 2031 Notes, the Company signed on April 6, 2026 the Hotel Management Agreement (HMA) with Ennismore Mexico to manage the 566 hotel key rooms of the phase one of the Cancun Complex and is maintaining proactive discussions with Hyatt to finalize the previous HMA.

In addition, the Company has not yet delivered the audited financial statements as of December 31, 2025 required under the Indenture governing the 2031 Notes. The Company expects to deliver those financial statements in the short term.

c.
On March 20, 2026, the two years lock up period for the restriction of transfer of the ordinary shares held by the shareholders of the De Spac transaction (as described in note 1.b. 2024 ix. b)) finalized.

d.	On March 27, 2026, the Company paid the Santander Loan described in note 10 (6)., with a balance as of this date of U.S.$1,498,204.

e.
On April 13, 2026, the Company announced that it has received a letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that based on the closing bid price of the Company’s ordinary shares for the last 30 consecutive business days, the Company no longer meets the continued listing requirements of Nasdaq under Nasdaq Listing Rule 5550(a)(2), to maintain a minimum bid price of $1 per share.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided a compliance period of one hundred eighty (180) calendar days, or until October 5, 2026, to regain compliance with the minimum bid price requirement.

To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum often (10) consecutive business days during the compliance period.

If the Company does not regain compliance within the initial compliance period, the Company may be eligible for an additional one hundred eighty (180)-day compliance period. To qualify, the Company will be required to meet the continued listing requirements for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency.
The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider available options to regain compliance with the Nasdaq minimum bid price requirement.

f.
As of the date of the issuance of these financial statements the Company did not make interest, principal  or lease payments, as applicable, under the instruments described in note 10 (2)., (3)., (4)., (5)., (8)., (9). and (10) from January 1st  to April 30, 2026 and will deliver  audited financial information after the 120 days post 2025 year closing required under the 2031 Notes. Management is reviewing potential defaults and expects to proactively engage in constructive discussions that: 1) waives the defaults to the date with as part of the debt restructuring or 2) Finalize the Negotiation to settle the debts with a potential payment in kind that includes the assets in mortgage guarantee for each of  loan with the different creditors.